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INDEX TO FINANCIAL STATEMENTS
TABLE OF CONTENTS 3

As filed with the U.S. Securities and Exchange Commission on November 14, 2016

Registration No. 333-214059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lpath, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	16-1630142 (I.R.S. Employer Identification Number)

4025 Sorrento Valley Blvd.
San Diego, California 92121
(858) 678-0800
(Address including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Gary J.G. Atkinson
Interim Chief Executive Officer and Chief Financial Officer
4025 Sorrento Valley Blvd.
San Diego, California 92121
(858) 678-0800

Copies to:
Jeffrey C. Thacker Alicia M. Tschirhart Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 3570 Carmel Mountain Rd., Suite 200 San Diego, California 92130 (858) 436-8000	Todd Newton Chief Executive Officer Apollo Endosurgery, Inc. 1120 S. Capital of Texas Hwy Bldg. 1, Suite 300 Austin, Texas 78746	Mark B. Weeks John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Lpath may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 14, 2016

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Lpath, Inc. and Apollo Endosurgery, Inc.:

        Lpath, Inc. ("Lpath") and Apollo Endosurgery, Inc. ("Apollo") have entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Lpath will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath (the "merger"). Apollo and Lpath believe that the merger will result in a medical device company focused on the development and global distribution of less invasive products used in the treatment of obesity and other gastrointestinal disorders.

        Immediately prior to the effective time of the merger, each share of Apollo preferred stock will be converted into shares of Apollo common stock at a ratio determined in accordance with the Apollo certificate of incorporation then in effect. At the effective time of the merger, each share of Apollo common stock will be converted into the right to receive an estimated 0.314 shares of Lpath common stock (the "exchange ratio"), subject to adjustment to account for the effect of a reverse stock split of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding (1:5.5), to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. The estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger. Lpath will assume outstanding and unexercised warrants to purchase Apollo capital stock and options to purchase Apollo common stock, and they will be converted into warrants and options, as applicable, to purchase Lpath common stock. Lpath stockholders will continue to own and hold their existing shares of Lpath common stock. Immediately following the consummation of the merger, Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath, with Lpath stockholders, optionholders and warrantholders, whose shares of Lpath stock will remain outstanding after the merger, holding approximately 4.2% of the fully-diluted common stock of Lpath, subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing.

        Shares of Lpath common stock are currently listed on The NASDAQ Capital Market under the symbol "LPTN." Prior to consummation of the merger, Lpath intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ "reverse merger" rules. After completion of the merger, Lpath will be renamed "Apollo Endosurgery, Inc." and expects to trade on The NASDAQ Global Market under the symbol "APEN." On                    , 2016, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Lpath common stock was $        per share.

        Lpath is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Lpath special meeting, which will be held at         a.m., Pacific Time, on                    , 2016 at                    , unless postponed or adjourned to a later date, Lpath will ask its stockholders to, among other things, adopt the Merger Agreement thereby approving the merger and the issuance of Lpath common stock, approve amendments to the Lpath amended and restated certificate of incorporation effecting a reverse stock split of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding, which is referred to as the 1:5.5 reverse stock split, and an amendment to the amended and restated certificate of incorporation changing the Lpath corporate name to "Apollo Endosurgery, Inc.", and approve, on a non-binding advisory vote basis, compensation that will or may become payable by Lpath to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus/information statement.

        As described in the accompanying proxy statement/prospectus/information statement, certain Apollo stockholders, including certain directors and executive officers of Apollo, and 5% or greater stockholders, who in the aggregate own approximately 91.5% of the outstanding shares of Apollo common stock on an as-converted to common stock basis, and certain Lpath stockholders, including certain directors and executive officers of Lpath, who in the aggregate own approximately 2.6% of the outstanding shares of Lpath common stock, are parties to support agreements with Lpath and Apollo, respectively, whereby such stockholders agreed to vote in favor of the merger and the adoption of the Merger Agreement, the issuance of Lpath common stock in the merger pursuant to the Merger Agreement and the amendments to the Lpath amended and restated certificate of incorporation effecting the 1:5.5 reverse stock split, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, the Apollo stockholders who are party to the support agreements will each execute an action by written consent of the Apollo stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Apollo capital stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Apollo stockholders to adopt the Merger Agreement and approve the merger will be held. Nevertheless, all Apollo stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the merger and related transactions, by signing and returning to Apollo a written consent.

        After careful consideration, the Lpath and Apollo boards of directors have approved the Merger Agreement and the merger and the respective proposals referred to above, and each of the Lpath and Apollo boards of directors has determined that it is advisable to enter into the merger and related transactions. The board of directors of Lpath recommends that its stockholders vote "FOR" the proposals described in the accompanying proxy statement/prospectus/information statement, and the board of directors of Apollo recommends that its stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and related transactions to Apollo.

        More information about Lpath, Apollo and the proposed transaction is contained in this proxy statement/prospectus/information statement. Lpath and Apollo urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 31.

        Lpath and Apollo are excited about the opportunities the merger brings to both Lpath and Apollo stockholders, and thank you for your consideration and continued support.

Gary J.G. Atkinson Interim Chief Executive Officer Lpath, Inc.	Todd Newton Chief Executive Officer Apollo Endosurgery, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

        The accompanying proxy statement/prospectus/information statement is dated                        , 2016, and is first being mailed to Lpath and Apollo stockholders on or about                        , 2016.

LPATH, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                        , 2016

Dear Stockholders of Lpath:

        On behalf of the board of directors of Lpath, Inc., a Delaware corporation ("Lpath"), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Lpath and Apollo Endosurgery, Inc., a Delaware corporation ("Apollo"), pursuant to which Lpath Merger Sub, Inc., a wholly-owned subsidiary of Lpath, will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath. The special meeting of stockholders of Lpath will be held on                  , 2016 at         a.m., Pacific Time, at                  , for the following purposes:

          1.     To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among Lpath, Lpath Merger Sub, Inc., and Apollo, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement (the "Merger Agreement"), and to approve the merger and the issuance of Lpath common stock pursuant to the Merger Agreement.

          2.     To approve the amended and restated certificate of incorporation of Lpath to effect a reverse stock split of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding, in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement.

          3.     To approve the amendment to the amended and restated certificate of incorporation of Lpath to change the name "Lpath, Inc." to "Apollo Endosurgery, Inc." in the form attached as Annex E to the accompanying proxy statement/prospectus/information statement.

          4.     To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Lpath to its named executive officers in connection with the merger;

          5.     To consider and vote upon an adjournment of the Lpath special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Lpath Proposal Nos. 1, 2, 3 and 4.

          6.     To transact such other business as may properly come before the Lpath special meeting or any adjournment or postponement thereof.

        The board of directors of Lpath has fixed                , 2016 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Lpath special meeting and any adjournment or postponement thereof. Only holders of record of shares of Lpath common stock at the close of business on the record date are entitled to notice of, and to vote at, the Lpath special meeting. At the close of business on the record date, Lpath had            shares of common stock outstanding and entitled to vote.

        Your vote is important. The affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting is required for approval of Lpath Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of Lpath common stock having voting power outstanding on the record date for the Lpath special meeting is required for approval of Lpath Proposal Nos. 2 and 3. Each of Proposal Nos. 1, 2 and 3 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

        Even if you plan to attend the Lpath special meeting in person, Lpath requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Lpath special meeting if you are unable to attend.

By Order of the Lpath Board of Directors,
Gary J.G. Atkinson Interim Chief Executive Officer San Diego, California , 2016

        THE LPATH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, LPATH AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT LPATH STOCKHOLDERS VOTE "FOR" EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus/information statement incorporates important business and financial information about Lpath that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Interim Chief Executive Officer of Lpath, Inc., 4025 Sorrento Valley Blvd., San Diego, California 92121 or by calling (858) 678-0800.

        To ensure timely delivery of these documents, any request should be made no later than                    , 2016 to receive them before the special meeting.

        For additional details about where you can find information about Lpath, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed 1:5.5 reverse stock split described in Lpath Proposal No. 2, beginning on page 155 in this proxy statement/prospectus/information statement.

        The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:
What is the merger?

A:
Lpath, Inc. ("Lpath") and Apollo Endosurgery, Inc. ("Apollo") have entered into an Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016 (the "Merger Agreement"). The Merger Agreement contains the terms and conditions of the proposed business combination of Lpath and Apollo. Under the Merger Agreement, Lpath Merger Sub, Inc., a wholly-owned subsidiary of Lpath (the "Merger Sub") will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath (the "merger").

At the effective time of the merger, each share of Apollo common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by stockholders who have exercised and perfected the appraisal rights or dissenters' rights as more fully described in "The Merger—Appraisal Rights and Dissenters' Rights" below) will be converted into the right to receive an estimated 0.314 shares of Lpath common stock (the "exchange ratio") and each outstanding and unexercised warrant to purchase Apollo capital stock and option to purchase Apollo common stock will be assumed by Lpath, and converted into warrants and options, as applicable, to purchase Lpath common stock, subject to adjustment to account for a reverse stock split of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding, (the "1:5.5 reverse stock split"), to be implemented prior to the consummation of the merger. The estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger. As a result of the merger, holders of Apollo stock, options and warrants are expected to own in the aggregate approximately 95.8% of Lpath and the Lpath stockholders, optionholders and warrantholders are expected to own in the aggregate approximately 4.2% of Lpath subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing. After the completion of the merger, Lpath will change its corporate name to "Apollo Endosurgery, Inc." as required by the Merger Agreement.

Q:
What will happen to Lpath if, for any reason, the merger does not close?

A:
If, for any reason, the merger does not close and the Merger Agreement is terminated, the Lpath board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Lpath, continue to operate the business of Lpath, or to dissolve and liquidate the assets of Lpath. If Lpath decides to dissolve and liquidate its assets, Lpath would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes that its current resources will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its At-the-Market ("ATM") Sales Agreement or otherwise. As a result, there can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying the debts and other obligations of Lpath and setting aside funds for reserves.

  If Lpath were to continue its business, it would need to raise significant additional capital to continue to pursue the development of its current product candidates. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. There is no assurance that Lpath would be able to raise these funds on a timely basis, or at all. In addition, as of August 31, 2016, the Lpath workforce was comprised of eight employees, three of whom are involved in financial and administrative roles and five of whom were previously involved in research roles. Lpath no longer has employees engaged in development and licensing/partnering activities and the research personnel are now engaged in closing down Lpath's lab facilities. If Lpath decides to reestablish its business, Lpath will need to rebuild its senior management team and hire managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and licensing/partnering areas.

Q:
Why are the two companies proposing to merge?

A:
Apollo and Lpath believe that the merger will result in a medical device company focused on the development and global distribution of less invasive products used in the treatment of obesity and other gastrointestinal disorders. For a discussion of Lpath and Apollo reasons for the merger, please see the sections titled "The Merger—Lpath Reasons for the Merger" and "The Merger—Apollo Reasons for the Merger" in this proxy statement/prospectus/information statement.

Q:
Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Lpath or Apollo as of the applicable record date, and you are entitled, as applicable, to vote at the Lpath stockholder meeting to approve, among other things, the adoption of the Merger Agreement, the merger and the issuance of shares of Lpath common stock pursuant to the Merger Agreement, the 1:5.5 reverse stock split and the change of Lpath's name, or to sign and return the Apollo written consent to adopt the Merger Agreement and approve the merger and issuance of shares of Lpath common stock pursuant to the Merger Agreement. This document serves as:

•
a proxy statement of Lpath used to solicit proxies for its stockholder meeting;

•
a prospectus of Lpath used to offer shares of Lpath common stock in exchange for shares of Apollo common stock in the merger and issuable upon exercise of Apollo warrants and options, as applicable; and

•
an information statement of Apollo used to solicit the written consent of its stockholders for the approval of the merger and the adoption of the Merger Agreement and related transactions.

Q:
What is required to consummate the merger?

A:
To consummate the merger, Lpath stockholders must adopt and approve the Merger Agreement and approve the merger, the issuance of Lpath common stock pursuant to Merger Agreement, the amended and restated certificate of incorporation of Lpath effecting the 1:5.5 reverse stock split and an amendment to the amended and restated certificate of incorporation to change Lpath's name to "Apollo Endosurgery, Inc."; and Apollo stockholders must adopt and approve the Merger Agreement and approve the merger.

The approval of the merger and the issuance of Lpath common stock pursuant to the Merger Agreement by the stockholders of Lpath requires the affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting for the issuance of shares of Lpath common stock in the merger. The approval of the 1:5.5 reverse stock split and the change of Lpath's name requires the affirmative vote of the holders of a majority of shares of Lpath common stock having voting power outstanding on the record date for the Lpath special meeting. The approval of the 1:5.5 reverse stock split is required in order to authorize Lpath's issuance of the shares of its common stock pursuant to the Merger Agreement and avoid a delisting of Lpath common stock from The NASDAQ Capital Market. Therefore, if the requisite stockholders of Lpath approve the Merger Agreement, the merger and the issuance of Lpath common stock pursuant to the Merger Agreement but do not approve the 1:5.5 reverse stock split, the merger will not be consummated.

  The approval of the merger and the adoption of the Merger Agreement and related transactions by the stockholders of Apollo requires the affirmative votes of the holders of a majority of the outstanding Apollo common stock and preferred stock, voting together as a single class, and the holders of at least 65% of the outstanding Apollo preferred stock voting together as a single class and not as a separate series. In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

  Certain Apollo stockholders, including certain directors and executive officers of Apollo and 5% or greater stockholders, who in the aggregate own approximately 91.5% of the outstanding shares of Apollo common stock on an as-converted to common stock basis, and certain Lpath stockholders, including certain directors and executive officers, of Lpath who in the aggregate own approximately 2.6% of the outstanding shares of Lpath common stock, are parties to support agreements with Lpath and Apollo, respectively, whereby such stockholders agreed to vote in favor of the adoption of the Merger Agreement, the issuance of Lpath common stock in the merger pursuant to the Merger Agreement and the 1:5.5 reverse stock split, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Apollo stockholders who are party to the support agreements will each execute written consents approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Apollo capital stock required to adopt the Merger Agreement, thereby approving the merger, have agreed to adopt the Merger Agreement via written consent. Stockholders of Apollo, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

  For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled "The Merger Agreement—Conditions to the Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What will Apollo stockholders, warrantholders and optionholders receive in the merger?

A:
As a result of the merger, Apollo stockholders, warrantholders and optionholders will become entitled to receive shares of Lpath common stock equal to approximately 95.8% of the outstanding common stock of Lpath, subject to an increase of 0.1% in the aggregate to Apollo stockholders, warrantholders and optionholders if Lpath's debt at the closing exceeds its net cash at the closing. Following the consummation of the merger, Apollo warrantholders and optionholders will have their outstanding and unexercised Apollo warrants and options assumed by Lpath and converted into warrants and options to purchase Lpath common stock, as applicable, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Lpath common stock and Apollo common stock determined in accordance with the Merger Agreement.

  For a more complete description of what Apollo stockholders, warrantholders and optionholders will receive in the merger, please see the sections titled "Market Price and Dividend Information" and "The Merger Agreement—Merger Consideration" in this proxy statement/prospectus/information statement.

Q:
Who will be the directors of Lpath following the merger?

A:
Following the merger, the board of directors of Lpath will be as follows:

Name	Current Principal Affiliation
Rick Anderson	Managing Director, PTV Sciences, L.P.
Matthew S. Crawford	Founding Managing Director, PTV Sciences, L.P.
John W. Creecy	Chief Executive Officer, Remeditex Ventures, LLC
William D. McClellan, Jr.	Former Executive Vice President and Chief Financial Officer, On-X Life Technologies, Inc.
R. Kent McGaughy, Jr.	Managing Director, CPMG, Inc.
Richard J. Meelia	Former Chairman and Chief Executive Officer of Covidien Ltd.
Todd Newton	Chief Executive Officer, Apollo
Jack B. Nielsen	Senior Partner, Novo A/S
Bruce Robertson, Ph.D.	Managing Director, H.I.G. Ventures
Q:
Who will be the executive officers of Lpath immediately following the merger?

A:
Immediately following the merger, the executive management team of Lpath is expected to be composed solely of the members of the Apollo executive management team prior to the merger as set forth below:

Name	Position(s)
Todd Newton	Chief Executive Officer and Director
Dennis L. McWilliams	President and Chief Commercial Officer
Stefanie Cavanaugh	Chief Financial Officer, Treasurer and Secretary
Bret Schwartzhoff	Vice President, U.S. Sales and Marketing
Charles Tribié	Executive Vice President of Operations
Q:
What are the material U.S. federal income tax consequences of the merger to Apollo stockholders?

A:
Each of Lpath and Apollo intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to Lpath's obligation to complete the merger that Lpath receive a written opinion of its counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to Apollo's obligation to complete the merger that Apollo receive an opinion of its counsel, Cooley LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled "The Merger—Material United States Federal Income Tax Consequences," if the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled "The

  Merger—Material United States Federal Income Tax Consequences") of Apollo common stock will be as follows:

  •
  an Apollo stockholder will not recognize gain or loss upon the exchange of Apollo common stock for Lpath common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Lpath common stock as described below;

  •
  an Apollo stockholder who receives cash in lieu of a fractional share of Lpath common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder's tax basis allocable to such fractional share;

  •
  an Apollo stockholder's aggregate tax basis for the shares of Lpath common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder's aggregate tax basis in the shares of Apollo common stock surrendered in the merger; and

  •
  the holding period of the shares of Lpath common stock received by an Apollo stockholder in the merger will include the holding period of the shares of Apollo common stock surrendered in exchange therefor.

  Tax matters are very complicated, and the tax consequences of the merger to a particular Apollo stockholder will depend on such stockholder's circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled "The Merger—Material United States Federal Income Tax Consequences" beginning on page 126.

Q:
Do persons involved in the merger have interests that may conflict with mine as an Lpath stockholder?

A:
Yes. In considering the recommendation of the Lpath board of directors with respect to issuing shares of Lpath common stock pursuant to the Merger Agreement and the other matters to be acted upon by Lpath stockholders at the Lpath special meeting, Lpath stockholders should be aware that certain members of the Lpath board of directors and executive officers of Lpath have interests in the merger that may be different from, or in addition to, interests they have as Lpath stockholders. For example, in connection with Lpath hiring its executive officers in 2006 and 2013, respectively, Lpath entered into customary employment agreements with its executive officers that provide them with cash severance payments, reimbursement for health coverage costs and the acceleration of their outstanding equity awards by 24 months in the event their employment is terminated without cause following a change of control of Lpath. Lpath recently requested Gary Woodnutt, one of its executive officers, to agree to separate from Lpath in anticipation of the merger in order to reduce Lpath's operating expenses and pursuant to a separation agreement entered into with Dr. Woodnutt, his separation was deemed a "termination without cause" for purposes of his employment agreement and he received a cash severance payment, reimbursement for health coverage costs and accelerated vesting of equity awards. Other than the annual cash bonus payable to Dr. Woodnutt upon consummation of the merger as further discussed below, Dr. Woodnutt is not entitled to any additional compensation. Based on the terms of these employment and separation agreements, Lpath's executive officers are contractually entitled to these severance payments, benefits and accelerated vesting because they will be terminated in connection with the consummation of the merger. In addition, in setting the compensation of Lpath's executive officers for fiscal 2016 in accordance with Lpath's executive compensation program, the compensation committee of the board of directors of Lpath established the evaluation and closing of a strategic transaction as the performance goals for the Lpath executive officers under Lpath's short-term incentive plan, and as a result, the executive officers will be entitled to their annual cash bonus upon the consummation of the merger, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee. Additionally, certain outstanding equity awards held by Lpath's executive officers have accelerated vesting provisions that provide for the full acceleration of these awards in the event of a change of control of Lpath and certain of Dr. Woodnutt's equity awards accelerated in connection with his separation.

  Based on the terms of their respective employment and separation agreements, outstanding equity awards and Lpath's short-term incentive program, Lpath's executive officers will be entitled to receive a total value of approximately $1.5 million (collectively, not individually, which includes amounts already paid to Dr. Woodnutt pursuant to his separation agreement) in connection with the consummation of the merger and the associated termination of their employment from Lpath, based on data available as of August 31, 2016.

  With respect to Lpath's directors, in February 2016, each of the non-employee directors on Lpath's board of directors received an annual stock option award for 1,786 shares of common stock at an exercise price of $2.24 per share as part of Lpath's non-employee director compensation program. These stock option awards will vest in full upon the consummation of the merger. Additionally, due to his services in assisting the Lpath board of directors in evaluating Lpath's strategic alternatives, the annual retainer payable to Daniel Petree, the chairman of Lpath's board of directors, was increased by an additional $50,000 over a twelve month period commencing on July 1, 2016, paid in equal quarterly payments and accelerated in full upon a change of control of Lpath. In addition, one of Lpath's directors, Jeffrey Ferrell, has certain business relationships with Athyrium Opportunities II Acquisition LP, Apollo's debt facility lender, and other related Athyrium entities. The Lpath board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger" beginning on page 115.

Q:
Do persons involved in the merger have interests that may conflict with mine as an Apollo stockholder?

A:
Yes. In considering the recommendation of the board of directors of Apollo with respect to approving the merger and related transactions by written consent, Apollo stockholders should be aware that certain members of the board of directors and executive officers of Apollo have interests in the merger that may be different from, or in addition to, interests they have as Apollo stockholders. All of Apollo's executive officers and certain of its directors have options, subject to vesting, to purchase shares of Apollo common stock which will convert into options to purchase a number of shares of Lpath common stock determined by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, all of Apollo's directors and certain of its executive officers are expected to become directors and executive officers of Lpath upon the consummation of the merger and all of Apollo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, certain of Apollo's executive officers and directors and affiliates of Apollo's directors currently hold shares of Apollo's common stock and preferred stock. The shares of preferred stock will be converted into shares of Apollo common stock prior to the consummation of the merger. Affiliates of certain of Apollo's directors will purchase additional shares of common stock prior to the consummation of the merger pursuant to the Securities Purchase Agreement. In addition affiliates of certain Apollo directors and certain executive officers of Apollo will convert their unsecured subordinated convertible promissory notes into shares of common stock pursuant to the

  Securities Purchase Agreement. The Apollo board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger" beginning on page 119.

Q:
As an Lpath stockholder, how does the Lpath board of directors recommend that I vote?

A:
After careful consideration, the Lpath board of directors recommends that Lpath stockholders vote:

•
"FOR" Proposal No. 1 to adopt and approve the Merger Agreement and to approve the merger and the issuance of shares of common stock of Lpath in the merger;

•
"FOR" Proposal No. 2 to approve the amended and restated certificate of incorporation of Lpath to effect a reverse stock split of Lpath common stock, at a ratio of one (1) new share for every five and one half (5 1/2) shares outstanding;

•
"FOR" Proposal No. 3 to approve the amendment to the amended and restated certificate of incorporation of Lpath to change the name of "Lpath, Inc." to "Apollo Endosurgery, Inc.";

•
"FOR" Proposal No. 4 to consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Lpath to its named executive officers in connection with the merger; and

•
"FOR" Proposal No. 5 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 and 4.

Q:
Why am I being asked to cast a non-binding, advisory vote regarding compensation that will or may become payable by Lpath to its named executive officers in connection with the merger?

A:
SEC rules require Lpath to seek a non-binding, advisory vote regarding compensation that will or may become payable by Lpath to its named executive officers in connection with the merger.

Q:
What is the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger for purposes of this advisory vote?

A:
The compensation that will or may become payable by Lpath to its named executive officers in connection with the merger includes: (i) based on the terms of customary employment and separation agreements Lpath entered into with its executive officers in 2003, 2013 and 2016, respectively, cash severance payments, reimbursement of health coverage costs and the acceleration of outstanding equity awards by 24 months as a result of the planned termination of the named executive officers in connection with the consummation of the merger; (ii) in setting the compensation of Lpath's executive officers for fiscal 2016 in accordance with Lpath's executive compensation program, the compensation committee of the board of directors of Lpath established the evaluation and closing of a strategic transaction as the performance goals for the named executive officers under Lpath's short-term incentive plan, and as a result, the named executive officers will be entitled to their annual cash bonus upon the consummation of the merger, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee; and (iii) certain outstanding equity awards held by Lpath's named executive officers have accelerated vesting provisions that provide for the full acceleration of these awards in the event of a change of control of Lpath. Based on the terms of their respective employment and separation agreements, outstanding equity awards and Lpath's short-term incentive program, Lpath's executive officers will be entitled to receive a total value of approximately $1.5 million (collectively, not individually, which includes amounts already paid to Dr. Woodnutt pursuant to his separation agreement) in connection with the consummation of the merger and the associated termination of their employment from Lpath, based on data available as of August 31, 2016. For further detail, see the section titled "Lpath Proposal No. 4: Advisory, Non-Binding Vote on Merger-Related Executive Compensation Arrangements."

Q:
What will happen if stockholders do not approve the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger at the special meeting?

A:
Approval of the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger (and their associated termination from Lpath) is not a condition to completion of the merger. The vote with respect to the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger is an advisory vote and will not be binding on Lpath. Further, the employment and separation agreements, equity awards and other arrangements governing the consideration the Lpath named executive officers have received or will be eligible to receive in the merger are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger Agreement is adopted by the stockholders and the merger is completed, Lpath's named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger and their associated termination from Lpath in accordance with the terms and conditions applicable to the employment and separation agreements, equity awards and other arrangements Lpath has entered into with the named executive officers.

Q:
As an Apollo stockholder, how does the Apollo board of directors recommend that I vote?

A:
After careful consideration, the Apollo board of directors recommends that Apollo stockholders execute the written consent indicating their vote in favor of the approval of the merger and the adoption of the Merger Agreement and the transactions contemplated thereby.

Q:
What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:
You should carefully review the section of this proxy statement/prospectus/information statement titled "Risk Factors," which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization's business will be subject and risks and uncertainties to which each of Lpath and Apollo, as an independent company, is subject.

Q:
When do you expect the merger to be consummated?

A:
We anticipate that the merger will occur sometime soon after the Lpath special meeting to be held on                     , 2016, but we cannot predict the exact timing. For more information, please see the section titled "The Merger Agreement—Conditions to the Completion of the Merger" in this proxy statement/prospectus/information statement.

Q:
What do I need to do now?

A:
Lpath and Apollo urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a stockholder of Lpath, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of Lpath stockholders.

  If you are a stockholder of Apollo, you may execute and return your written consent to Apollo in accordance with the instructions provided.

Q:
What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:
If you are an Lpath stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Lpath Proposal Nos. 1, 4 and 5 and will have the same effect as voting against Lpath Proposal Nos. 2 and 3 and your shares will not be counted for purposes of determining whether a quorum is present at the Lpath special meeting.

Q:
May I vote in person at the special meeting of stockholders of Lpath?

A:
If your shares of Lpath common stock are registered directly in your name with the Lpath transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Lpath. If you are an Lpath stockholder of record, you may attend the special meeting of Lpath stockholders and vote your shares in person. Even if you plan to attend the Lpath special meeting in person, Lpath requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Lpath special meeting if you are unable to attend. If your shares of Lpath common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in "street name," and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Lpath stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Lpath special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:
When and where is the special meeting of Lpath stockholders?

A:
The special meeting of Lpath stockholders will be held at                    , at         a.m., Pacific Time, on                    , 2016. Subject to space availability, all Lpath stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at         a.m., Pacific Time.

Q:
If my Lpath shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Lpath common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Lpath Proposal Nos. 1 and 4. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:
May I change my vote after I have submitted a proxy or provided proxy instructions?

A:
Lpath stockholders of record, other than those Lpath stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Lpath special meeting in one of three ways. First, a stockholder of record of Lpath can send a written notice to the Secretary of Lpath stating that it would like to revoke its proxy. Second, a stockholder of record of Lpath can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Lpath can attend the Lpath special meeting and vote in person. Attendance alone will not revoke a proxy. If an Lpath stockholder of record or a stockholder who owns Lpath shares in "street name" has instructed a broker to vote its shares of Lpath common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:
Who is paying for this proxy solicitation?

A:
Lpath and Apollo will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Lpath common stock for the forwarding of solicitation materials to the beneficial owners of Lpath common stock. Lpath will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:
Who can help answer my questions?

A:
If you are an Lpath stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Lpath, Inc.
4025 Sorrento Valley Blvd.
San Diego, California 92121
(858) 678-0800
Attn: Interim Chief Executive Officer
info@Lpath.com

  If you are an Apollo stockholder, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Apollo Endosurgery, Inc.
1120 S. Capital of Texas Highway
Building 1, Suite #300
Austin, Texas 78746
Tel: (512) 279-5100
Fax: (512) 279-5105
Attn: Secretary
investor-relations@apolloendo.com

PROSPECTUS SUMMARY

        This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Lpath special meeting and the Apollo stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Torreya Partners LLC attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

The Companies

Lpath, Inc.

        Lpath, Inc. ("Lpath") is a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. Lpath has developed three drug candidates, advancing each of them into clinical trials. On May 20, 2015, Lpath announced that its lead drug candidate, iSONEP, did not meet its primary or key secondary endpoints in a multicenter, 160 patient, Phase 2 clinical trial for Wet Age-Related Macular Degeneration. Previously during the first quarter of fiscal 2015, Lpath had announced that its Phase 2a clinical trial for ASONEP did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma. Based on the results of the iSONEP and ASONEP clinical trials, the Lpath board of directors commenced a process of evaluating Lpath's strategic alternatives to maximize stockholder value.

        As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath has incurred significant net losses since its inception. To conserve Lpath's cash resources, Lpath has reduced its headcount and eliminated its product development activities. As a result of these actions, Lpath believes that its current resources should be sufficient to fund its operations through November 2016.

        The principal headquarters of Lpath is located at 4025 Sorrento Valley Blvd. San Diego, California 92121. The telephone number for Lpath is (858) 678-0800.

Apollo Endosurgery, Inc.

        Apollo Endosurgery, Inc. ("Apollo") is a medical technology company primarily focused on the design, development and commercialization of less invasive medical devices that can be used for the treatment of obesity and gastrointestinal disorders. Apollo is one of the market share leaders in less invasive devices that treat obesity. Apollo's products are used by general surgeons, bariatric surgeons and gastroenterologists in a variety of settings to provide interventional therapy to patients who suffer from obesity and the many co-morbidities associated with obesity.

        Apollo believes that obesity is a chronic disease and that the optimal clinical outcome for a substantial portion of patients suffering from obesity will require interventional treatments combined with ongoing, long-term physician care. As a result, Apollo's product portfolio consists of surgical and non-surgical interventional devices that fill the gap between low efficacy pharmacological treatments for obesity and highly-invasive, anatomy-altering bariatric stapling procedures. Apollo's strategic focus and the majority of Apollo's future revenue growth is expected to come from the Endo-bariatric product portfolio, which consists of Orbera and OverStitch systems. In the past two years, the majority of Apollo's product revenues have come from the Surgical product portfolio, which consists of the Lap-Band system and related laparoscopic accessories.

        The principal headquarters of Apollo is located at 1120 S. Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746. The telephone number for Apollo is (512) 279-5100.

Lpath Merger Sub, Inc.

        Lpath Merger Sub, Inc. (the "Merger Sub") is a wholly-owned subsidiary of Lpath, and was formed solely for the purposes of carrying out the merger.

The Merger (see page 74)

        If the merger is completed, Merger Sub will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath.

        Immediately after the merger, subject to adjustments to reflect certain events that could occur prior to consummation of the merger, Apollo stockholders, optionholders and warrantholders will own approximately 95.8% of the fully-diluted common stock of Lpath, with Lpath stockholders, optionholders and warrantholders holding approximately 4.2% of the fully-diluted common stock of Lpath, subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing. Lpath will assume outstanding and unexercised warrants to purchase Apollo capital stock and options to purchase Apollo common stock, and they will be converted into warrants and options, as applicable, to purchase Lpath common stock. These percentages assume that the exchange ratio is not adjusted, as described in "The Merger Agreement—Merger Consideration and Adjustment" below.

        For a more complete description of the merger exchange ratio please see the section titled "The Merger Agreement" in this proxy statement/prospectus/information statement.

        The consummation of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived, or at another time as Lpath and Apollo agree. Lpath and Apollo anticipate that the consummation of the merger will occur after the Lpath special meeting. However, because the merger is subject to a number of conditions, neither Lpath nor Apollo can predict exactly when the closing will occur or if it will occur at all. After consummation of the merger, assuming that Lpath receives the required stockholder approval of Lpath Proposal No. 3, Lpath will be renamed "Apollo Endosurgery, Inc."

Reasons for the Merger (see page 102)

        Following the merger, the combined organization will focus on the development and global distribution of less invasive products used in the treatment of obesity and other gastrointestinal disorders. Lpath and Apollo believe that the combined organization will have the following potential advantages:

  •
  Approved or Cleared Products.  Apollo's approved products include the Orbera Intragastric Balloon System, a non-surgical alternative for the treatment of overweight and obese adults delivered endoscopically; and, the Lap-Band System which is designed to provide minimally invasive long-term treatment of severe obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. Apollo's cleared products include the OverStitch endoscopic suturing system which enables advanced endoscopic procedures by allowing physicians to place full-thickness sutures and secure the approximation of tissue through an Olympus dual-channel flexible endoscope.

  •
  Markets.  Apollo maintains a direct selling organization in 14 countries around the world, including the United States, the larger markets in Europe, Canada, Brazil and Australia. Apollo's products are approved for sale in over 80 countries and are sold through its direct selling organization as well as through third party distributors.

  •
  Management Team.  The combined organization will be led by the experienced senior management from Apollo and experienced directors from the board of directors of Apollo.

        Each of the board of directors of Lpath and Apollo also considered other reasons for the merger, as described herein. For example, the board of directors of Lpath considered, among other things:

  •
  the strategic alternatives of Lpath to the merger, including the discussions that Lpath management and the Lpath board of directors previously conducted with other potential merger partners;

  •
  the risk associated with, and uncertain value and costs to stockholders of, liquidating Lpath;

  •
  the risks of continuing to operate Lpath on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations; and

  •
  the opportunity as a result of the merger for Lpath stockholders to participate in the value of the Apollo product portfolio.

        In addition, the board of directors of Apollo approved the merger based on a number of factors, including the following:

  •
  the potential increased access to sources of capital than it could otherwise obtain if it continued to operate as a privately held company;

  •
  the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

  •
  the board's belief that no alternatives to the merger were reasonably likely to create greater value for Apollo's stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Apollo's board;

  •
  the cash resources of the combined organization expected to be available at the consummation of the merger; and

  •
  the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Apollo stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Apollo common stock for Lpath common stock pursuant to the merger.

Opinion of the Lpath Financial Advisor (see page 107)

        Torreya Partners LLC ("Torreya"), the financial advisor of Lpath, delivered to the board of directors of Lpath a written opinion dated September 7, 2016, addressed to the board of directors of Lpath, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Lpath. The full text of this written opinion to the Lpath board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference in its entirety into this proxy statement. Holders of Lpath common stock are encouraged to read the opinion carefully in its entirety. The Torreya opinion was provided to the board of directors of Lpath in connection with its evaluation of the consideration provided for in the merger. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how any stockholders of Lpath should vote or act in connection with the merger or otherwise.

Overview of the Merger Agreement

Merger Consideration (see page 134)

        Immediately following the closing of the financing contemplated by the Securities Purchase Agreement, dated as of September 8, 2016, by and among Apollo and certain of its securityholders (the "Securities Purchase Agreement"), each share of Apollo preferred stock outstanding at such time will be converted into shares of Apollo common stock at a ratio determined in accordance with the certificate of incorporation of Apollo then in effect. In addition, the financing contemplated by the Securities Purchase Agreement, unsecured subordinated convertible promissory notes of Apollo in the aggregate principal amount of $22.2 million and all interest accrued thereon, will be converted into shares of Apollo common stock pursuant to the terms of the Securities Purchase Agreement. At the effective time of the merger:

  •
  each share of Apollo common stock outstanding immediately prior to the effective time of the merger (excluding certain shares to be cancelled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in "The Merger—Appraisal Rights and Dissenters' Rights" below) will automatically be converted into the right to receive a number of shares of Lpath common stock pursuant to the estimated exchange ratio of 0.314, (which is subject to adjustment to account for the proposed 1:5.5 reverse stock split). The estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger;

  •
  each option to purchase shares of Apollo common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Lpath and will become an option to purchase shares of Lpath common stock, with the number of shares and exercise price being adjusted by the exchange ratio (which is subject to adjustment to account for the proposed 1:5.5 reverse stock split); and

  •
  each warrant to purchase shares of Apollo preferred stock or common stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Lpath and will become a warrant to purchase shares of Lpath common stock, with the number of shares and exercise price being adjusted by the exchange ratio (which is subject to adjustment to account for the proposed 1:5.5 reverse stock split).

        The exchange ratio provided herein is an estimate based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement. The final exchange ratio will be adjusted to account for the issuance of additional shares of Lpath common stock prior to the consummation of the merger. The final exchange ratio calculation is the quotient determined by dividing the Surviving Corporation Allocation Shares (as defined below) by the total number of shares of Apollo common stock outstanding immediately prior to the consummation of the merger as expressed on a fully-diluted and as-converted to common stock basis.

        The "Surviving Corporation Allocation Shares" is the number determined by first dividing the total number of shares of Lpath common stock outstanding immediately prior to the consummation of the merger as expressed on a fully-diluted and as-converted to common stock basis (but excluding stock options and warrants of Lpath having an exercise price of greater than $3.92) (the "Lpath Outstanding Shares") by 4.2% (subject to a reduction of 0.1% if Lpath's debt at the closing exceeds its net cash at the closing) and then subtracting the Lpath Outstanding Shares.

        Immediately after the consummation of the merger, based on the exchange ratio, Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath with Lpath stockholders, optionholders and warrantholders holding approximately 4.2% of the fully-diluted common stock of Lpath, subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing.

        The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Lpath common stock that Apollo stockholders will be entitled to receive for changes in the market price of Lpath common stock. Accordingly, the market value of the shares of Lpath common stock issued pursuant to the merger will depend on the market value of the shares of Lpath common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Apollo Stock Options and Warrants (see page 136)

        At the effective time of the merger, each option to purchase Apollo common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo 2016 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase Lpath common stock. Lpath will assume the Apollo 2006 Stock Option Plan and the Apollo 2016 Equity Incentive Plan. All rights with respect to Apollo common stock under Apollo options assumed by Lpath will be converted into rights with respect to Lpath common stock. Accordingly, from and after the effective time of the merger, each Apollo stock option assumed by Lpath may be exercised for such number of shares of Lpath common stock as is determined by multiplying the number of shares of Apollo common stock subject to the option by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 1:5.5 reverse stock split prior to the consummation of the merger) and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 1:5.5 reverse stock split prior to the consummation of the merger) and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Apollo option assumed by Lpath will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Apollo options will generally remain unchanged; provided, that any Apollo options assumed by Lpath may be subject to adjustment to reflect changes in Lpath capitalization after the effective time of the merger and that the Lpath board of directors will succeed to the authority of the Apollo board of directors with respect to each assumed Apollo option.

        Apollo has issued warrants to purchase shares of its common stock, Series A Preferred Stock and Series C Preferred Stock. Each outstanding warrant to purchase shares of Apollo capital stock not terminated or exercised at or prior to the effective time of the merger will be assumed by Lpath at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Lpath common stock. The number of shares of Lpath common stock subject to each assumed warrant will be determined by multiplying the number of shares of Apollo common stock issuable upon exercise of such warrant prior to the effective time of the merger by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 1:5.5 reverse stock split prior to the consummation of the merger) and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price for the Lpath common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Apollo capital stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio (which is subject to adjustments to account for the effect of the proposed 1:5.5 reverse stock split prior to the consummation of the merger) and rounding that result up to the nearest whole cent.

Conditions to the Completion of the Merger (see page 138)

        To consummate the merger, Lpath stockholders must adopt and approve the Merger Agreement and approve the merger and the issuance of shares of Lpath common stock in the merger, the amended and restated certificate of incorporation of Lpath effecting the proposed 1:5.5 reverse stock split and an amendment to the amended and restated certificate of incorporation effecting a change of the Lpath name to "Apollo Endosurgery, Inc." Additionally, the Apollo stockholders must adopt the Merger Agreement thereby approving the merger. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 142)

        Each of Lpath and Apollo agreed that, subject to limited exceptions, Lpath and Apollo and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:

  •
  solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any "acquisition proposal" or "acquisition inquiry," each as defined in the Merger Agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

  •
  furnish any information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

  •
  engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

  •
  approve, endorse or recommend an acquisition proposal;

  •
  execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an "acquisition transaction," as defined in the Merger Agreement; or

  •
  grant any waiver or release under any confidentiality, standstill or similar agreement, other than to either Lpath or Apollo.

Termination of the Merger Agreement (see page 147)

        Either Lpath or Apollo can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 149)

        If the Merger Agreement is terminated under certain circumstances, Lpath or Apollo will be required to pay the other party a termination fee equal to the greater of $390,000 and the third-party expenses incurred by the other party and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $250,000.

Securities Purchase Agreement (see page 152)

        On September 8, 2016, prior to the execution of the Merger Agreement, Apollo entered into the Securities Purchase Agreement with certain holders of 5% of the capital stock of Apollo and entities affiliated with certain directors of Apollo (the "Purchasers") pursuant to which Apollo agreed to sell, and the Purchasers agreed to purchase, shares of Apollo common stock at a purchase price of $1.6361 for an aggregate purchase price of approximately $29.0 million. In addition, affiliates of certain Apollo directors and certain executive officers of Apollo will convert their unsecured subordinated convertible promissory notes into shares of common stock of Apollo pursuant to the Securities Purchase Agreement. The merger is conditioned upon the closing of the financing contemplated by the Securities Purchase Agreement.

        The consummation of the financing contemplated by the Securities Purchase Agreement is subject to certain conditions, including the satisfaction or waiver of each of the conditions to the consummation of the merger set forth in the Merger Agreement and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing in form and substance satisfactory to the Purchasers, the U.S. Securities and Exchange Commission, or SEC, having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remain pending, and the adoption of the Merger Agreement and the approval of the merger by Apollo's stockholders.

Support Agreements and Written Consent (see page 153)

        Certain Apollo stockholders are each party to a support agreement with Lpath pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Apollo capital stock in favor of the adoption of the Merger Agreement, in favor of any proposal to adjourn or postpone the meeting if there are not sufficient votes for the adoption of the Merger Agreement and approval of related transactions on the date on which such meeting is held and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Apollo's stockholders, and against any "acquisition proposal," as defined in the Merger Agreement. The parties to the support agreements with Lpath are:

  •
  Stefanie Cavanaugh

  •
  Entities affiliated with CPMG, Inc.

  •
  Charles Dean

  •
  GC&H Investments and GC&H Investments LLC

  •
  H.I.G. Ventures—Endosurgery, LLC

  •
  Dennis McWilliams

  •
  Meelia Ventures, LLC

  •
  Todd Newton

  •
  Novo A/S

  •
  Entities affiliated with PTV Healthcare Capital

  •
  Remeditex Ventures LLC

        The stockholders of Apollo that are party to a support agreement with Lpath owned an aggregate of 500,000 shares of Apollo common stock and 89,598,336 shares of Apollo preferred stock, representing approximately 91.5% of the outstanding shares of Apollo capital stock on an as-converted to common stock basis, in each case as of August 31, 2016. These stockholders include only executive officers and directors of Apollo, entities affiliated with those executive officers and directors and entities owning more than 5% of Apollo's outstanding stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, stockholders of Apollo holding a sufficient number of shares to adopt the Merger Agreement and approve the merger will execute written consents providing for such adoption and approval.

        Certain Lpath stockholders are each party to a support agreement with Apollo pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Lpath common stock in favor of the merger, the issuance of Lpath common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of Lpath common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, the proposed 1:5.5 reverse stock split and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Lpath's stockholders, and against any "acquisition proposal," as defined in the Merger Agreement.

        The stockholders of Lpath that are party to a support agreement with Apollo owned an aggregate of 62,223 shares of Lpath common stock, representing approximately 2.6% of the outstanding Lpath common stock as of August 31, 2016. These stockholders include certain officers and directors of Lpath. The parties to the support agreements with Apollo are: Gary Atkinson, Gary Woodnutt, Leigh Hsu, Jeffrey Ferrell, Daniel Kisner, Charles Matthews (Matthews Family Trust), Daniel Petree and Donald Swortwood.

Management Following the Merger (see page 222)

        Effective as of the consummation of the merger, Lpath's officers are expected to be:

Name	Position(s)
Todd Newton	Chief Executive Officer and Director
Dennis L. McWilliams	President and Chief Commercial Officer
Stefanie Cavanaugh	Chief Financial Officer, Treasurer and Secretary
Bret Schwartzhoff	Vice President, U.S. Sales and Marketing
Charles Tribié	Executive Vice President of Operations

Interests of the Lpath Directors and Executive Officers in the Merger (see page 115)

        In considering the recommendation of the Lpath board of directors with respect to issuing shares of Lpath common stock pursuant to the Merger Agreement and the other matters to be acted upon by Lpath stockholders at the Lpath special meeting, Lpath stockholders should be aware that certain members of the Lpath board of directors and executive officers of Lpath have interests in the merger that may be different from, or in addition to, interests they have as Lpath stockholders. For example, in connection with Lpath hiring its executive officers in 2006 and 2013, respectively, Lpath entered into customary employment agreements with its executive officers that provide them with cash severance payments, reimbursement for health coverage costs and the acceleration of their outstanding equity awards by 24 months in the event their employment is terminated without cause following a change of control of Lpath. Lpath recently requested Gary Woodnutt, one of its executive officers, to agree to separate from Lpath in anticipation of the merger in order to reduce Lpath's operating expenses and pursuant to a separation agreement entered into with Dr. Woodnutt, his separation was deemed a "termination without cause" for purposes of his employment agreement and he received a cash severance payment, reimbursement for health coverage costs and accelerated vesting of equity awards. Other than the annual cash bonus payable to Dr. Woodnutt upon consummation of the merger as further discussed below, Dr. Woodnutt is not entitled to any additional compensation. Based on the terms of these employment and separation agreements, Lpath's executive officers are contractually entitled to these severance payments, benefits and accelerated vesting because they will be terminated in connection with the consummation of the merger. In addition, in setting the compensation of Lpath's executive officers for fiscal 2016 in accordance with Lpath's executive compensation program, the compensation committee of the board of directors of Lpath established the evaluation and consummation of a strategic transaction as the performance goals for the Lpath executive officers under Lpath's short-term incentive plan, and as a result, the executive officers will be entitled to their annual cash bonus upon the consummation of the merger, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee. Additionally, certain outstanding equity awards held by Lpath's executive officers have accelerated vesting provisions that provide for the full acceleration of these awards in the event of a change of control of Lpath and certain of Dr. Woodnutt's equity awards accelerated in connection with his separation. Based on the terms of their respective employment and separation agreements, outstanding equity awards and Lpath's short-term incentive program, Lpath's executive officers will be entitled to receive a total value of approximately $1.5 million (collectively, not individually, which includes amounts already paid to Dr. Woodnutt pursuant to his separation agreement) in connection with the consummation of the merger and the associated termination of their employment from Lpath, based on data available as of August 31, 2016.

        With respect to Lpath's directors, in February 2016, each of the non-employee directors on Lpath's board of directors received an annual stock option award for 1,786 shares of common stock at an exercise price of $2.24 per share as part of Lpath's non-employee director compensation program. These stock option awards will vest in full upon the consummation of the merger. Additionally, due to his services in assisting the Lpath board of directors in evaluating Lpath's strategic alternatives, the annual retainer payable to Daniel Petree, the chairman of Lpath's board of directors, was increased by an additional $50,000 over a twelve month period commencing on July 1, 2016, paid in equal quarterly payments and accelerated in full upon a change of control of Lpath. In addition, one of Lpath's directors, Jeffrey Ferrell, has certain business relationships with Athyrium Opportunities II Acquisition LP, Apollo's debt facility lender, and other related Athyrium entities. The Lpath board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger" beginning on page 115.

        As of August 31, 2016, all directors and executive officers of Lpath beneficially owned approximately 5.2% of the shares of Lpath common stock. The affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting is required for approval of Lpath Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of Lpath common stock having voting power outstanding on the record date for the Lpath special meeting is required for approval of Lpath Proposal Nos. 2 and 3. Certain Lpath officers and directors have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Support Agreements and Written Consent" in this proxy statement/prospectus/information statement.

Interests of the Apollo Directors and Executive Officers in the Merger (see page 119)

        In considering the recommendation of the Apollo board of directors with respect to approving the merger and related transactions by written consent, Apollo stockholders should be aware that certain members of the board of directors and executive officers of Apollo have interests in the merger that may be different from, or in addition to, interests they have as Apollo stockholders. All of Apollo's executive officers and certain of its directors have options, subject to vesting, to purchase shares of Apollo common stock which shall be converted into and become options to purchase shares of Lpath common stock, certain of Apollo's directors and executive officers are expected to become directors and executive officers of Lpath upon the consummation of the merger and all of Apollo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

        As of August 31, 2016, all directors and executive officers of Apollo, together with their affiliates, owned approximately 91.4% of the shares of Apollo capital stock, on an as-converted to common stock basis. Certain Apollo officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled "Agreements Related to the Merger—Support Agreements and Written Consent" in this proxy statement/prospectus/information statement.

        In addition, certain of Apollo's executive officers and directors and affiliates of Apollo's directors currently hold shares of Apollo common stock and preferred stock. The shares of Apollo preferred stock will be converted into shares of Apollo common stock prior to the consummation of the merger. Affiliates of certain of Apollo's directors will purchase additional shares of Apollo common stock prior to the consummation of the merger pursuant to the Securities Purchase Agreement. In addition, affiliates of certain Apollo directors and certain executive officers of Apollo will convert their unsecured subordinated convertible promissory notes into shares of Apollo common stock pursuant to the Securities Purchase Agreement.

        The board of directors of Apollo was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement. For more information, please see the section titled "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger."

Material United States Federal Income Tax Consequences (see page 126)

        Each of Lpath and Apollo intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to Lpath's obligation to complete the merger that Lpath receive a written opinion of its counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to Apollo's obligation to complete the merger that Apollo receive an opinion of its counsel, Cooley LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled "The Merger—Material United States Federal Income Tax Consequences," if the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled "The Merger—Material United States Federal Income Tax Consequences") of Apollo common stock will be as follows:

  •
  an Apollo stockholder will not recognize gain or loss upon the exchange of Apollo common stock for Lpath common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Lpath common stock as described below;

  •
  an Apollo stockholder who receives cash in lieu of a fractional share of Lpath common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder's tax basis allocable to such fractional share;

  •
  an Apollo stockholder's aggregate tax basis for the shares of Lpath common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder's aggregate tax basis in the shares of Apollo common stock surrendered in the merger; and

  •
  the holding period of the shares of Lpath common stock received by an Apollo stockholder in the merger will include the holding period of the shares of Apollo common stock surrendered in exchange therefor.

        Tax matters are very complicated, and the tax consequences of the merger to a particular Apollo stockholder will depend on such stockholder's circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled "The Merger—Material United States Federal Income Tax Consequences" beginning on page 126.

Risk Factors (see page 31)

        Both Lpath and Apollo are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

  •
  The exchange ratio is not adjustable based on the market price of Lpath common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed; however, the estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger;

  •
  If Lpath's net cash is not greater than or equal to its debt at the consummation of the merger, the ownership percentage of the Lpath stockholders, optionholders and warrantholders in the combined organization immediately following the consummation of the merger will be reduced from 4.2% to 4.1% in the aggregate, and if Lpath's debt exceeds its net cash by more than $250,000 at the consummation of the merger, Lpath will not be in compliance with a condition in the Merger Agreement for Apollo's obligation to complete the merger, and as a result, Apollo may decide not complete the merger;

  •
  Failure to complete the merger may result in Lpath and Apollo paying a termination fee or expenses to the other and could harm the common stock price of Lpath and future business and operations of each company;

  •
  The merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Lpath and Apollo operate that apply to all companies generally and other causes;

  •
  Some Lpath and Apollo officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests;

  •
  The market price of the combined organization common stock may decline as a result of the merger;

  •
  Lpath and Apollo stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

  •
  During the pendency of the merger, Lpath and Apollo may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

  •
  Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

  •
  Because the lack of a public market for Apollo shares makes it difficult to evaluate the fairness of the merger, the stockholders of Apollo may receive consideration in the merger that is less than the fair market value of the Apollo shares and/or Lpath may pay more than the fair market value of the Apollo shares; and

  •
  If the conditions to the merger are not met, the merger will not occur.

        These risks and other risks are discussed in greater detail under the section titled "Risk Factors" in this proxy statement/prospectus/information statement. Lpath and Apollo both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 126)

        In the United States, Lpath must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Stock Market in connection with the issuance of shares of Lpath common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not become effective. For more information, please see the section titled "The Merger—Regulatory Approvals."

NASDAQ Stock Market Listing (see page 130)

        Prior to consummation of the merger, Lpath intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ Stock Market LLC "reverse merger" rules. If such application is accepted, Lpath anticipates that Lpath's common stock will be listed on The NASDAQ Global Market following the consummation of the merger under the trading symbol "APEN."

Anticipated Accounting Treatment (see page 130)

        The merger will be treated by Lpath as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Apollo is considered to be acquiring Lpath in the merger.

Appraisal Rights and Dissenters' Rights (see page 130)

        Holders of Lpath common stock are not entitled to appraisal rights in connection with the merger. Apollo stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law (the "DGCL"), attached hereto as Annex C, and the section titled "The Merger—Appraisal Rights and Dissenters' Rights" in this proxy statement/prospectus/information statement.

Comparison of Stockholder Rights (see page 261)

        Both Lpath and Apollo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Apollo stockholders will become stockholders of Lpath, and their rights will be governed by the DGCL, the bylaws of Lpath and, assuming Lpath Proposal No. 2 is approved by Lpath stockholders at the Lpath special meeting, the amended and restated certificate of incorporation of Lpath attached to this proxy statement/prospectus/information statement as Annex D. The rights of Lpath stockholders contained in the amended and restated certificate of incorporation and bylaws of Lpath differ from the rights of Apollo stockholders under the amended and restated certificate of incorporation and bylaws of Apollo, as more fully described under the section titled "Comparison of Rights of Holders of Lpath Stock and Apollo Stock" in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA

        The following tables present summary historical financial data for Lpath and Apollo, summary unaudited pro forma condensed combined financial data for Lpath and Apollo, and comparative historical and unaudited pro forma per share data for Lpath and Apollo.

 Selected Consolidated Historical Financial Data of Lpath

        The consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are based on the Lpath financial statements prepared using accounting principles generally accepted in the United States, which have been audited by an independent registered public accounting firm and are included in this proxy statement/prospectus/information statement. The selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been adjusted to reflect Lpath's 1:14 reverse stock split which was effective June 10, 2016. The selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 are based on the Lpath consolidated financial statements, which have been audited by an independent registered public accounting firm, adjusted to reflect Lpath's 1:14 reverse stock split which was effective June 10, 2016; however, Lpath's audited financial statements included in this proxy statement/prospectus/information statement have not been adjusted to reflect Lpath's 1:14 reverse stock split which was effective June 10, 2016. The consolidated statement of operations data for the six months ended June 30, 2016 and 2015, as well as the consolidated balance sheet data as of June 30, 2016, are derived from the Lpath unaudited condensed consolidated financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with "Lpath Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Lpath condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2015	2014	2013	2012	2011	2016	2015
						(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Grant and royalty revenue	$52,020	$631,840	$1,484,039	$989,591	$1,617,980	$18,851	$26,964
Research and development revenue under collaboration agreements	1,547,743	4,448,623	6,502,723	5,698,562	7,768,883	—	$1,504,558

Total revenue	1,599,763	5,080,463	7,986,762	6,688,153	9,386,863	18,851	1,531,522

Operating expenses:
Research and development	8,513,974	18,126,701	11,343,448	8,158,632	9,726,794	1,927,530	5,672,125
General and administrative	3,946,147	4,758,831	4,234,613	4,091,233	3,370,105	2,698,070	2,152,419

Total operating expenses	12,460,121	22,885,532	15,578,061	12,249,865	13,096,899	4,625,600	7,824,544

Loss from operations	(10,860,358)	(17,805,069)	(7,591,299)	(5,561,712)	(3,710,036)	(4,606,749)	(6,293,022)
Other income (expense), net	52	18	26,608	(90,662)	(4,091)	—	40
Change in fair value of warrants	850,000	1,250,000	1,000,000	2,900,000	600,000	—	850,000

Net loss	$(10,010,306)	$(16,555,051)	$(6,564,691)	$(2,752,374)	$(3,114,127)	$(4,606,749)	$(5,442,982)

Basic and diluted net loss per share attributable to common stockholders	$(5.45)	$(14.00)	$(6.84)	$(3.59)	$4.84	$(1.93)	$(3.77)

Weighted average common shares outstanding	1,838,203	1,182,547	959,896	766,923	642,589	2,391,698	1,445,346

	As of December 31,
						As of June 30, 2016
	2015	2014	2013	2012	2011
						(unaudited)
Consolidated Selected Balance Sheet Data:
Cash and cash equivalents	$8,889,616	$17,282,325	$11,851,639	$24,621,083	$14,410,630	$4,664,170
Total assets	11,612,445	20,958,170	15,669,733	27,183,533	17,943,210	7,069,776
Total liabilities	1,080,454	5,141,744	5,701,560	12,238,813	17,314,186	800,818
Common stock and additional paid-in capital	86,575,506	81,849,635	59,446,331	57,858,187	40,790,117	86,919,222
Accumulated deficit	(76,043,515)	(66,033,209)	(49,478,158)	(42,913,467)	(40,161,093)	(80,650,264)
Total stockholders' equity	10,531,991	15,816,426	9,968,173	14,944,720	629,024	6,268,958

 Selected Consolidated Historical Financial Data of Apollo

        The selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 are derived from the Apollo financial statements prepared using accounting principles generally accepted in the United States, which have been audited by an independent registered public accounting firm, and are included in this proxy statement/prospectus/information statement. The selected consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011 are derived from the Apollo financial statements which are not included in this proxy statement/prospectus/information statement. The statement of operations data for the six months ended June 30, 2015 and 2016, as well as the balance sheet data as of June 30, 2016, are derived from the Apollo unaudited condensed financial statements included elsewhere in this proxy statement/prospectus/information statement. The consolidated financial data should be read in conjunction with Apollo's financial statements, related notes, other financial information, "Apollo Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Apollo condensed financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. Apollo's historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Six Months Ended June 30,
	2015	2014	2013	2012	2011	2016	2015
	(in thousands)					(unaudited)
Selected Consolidated Statements of Operations Data:
Revenues	$67,617	$69,758	$9,010	$990	$115	$33,551	$35,299
Gross margin	47,107	47,915	1,478	(1,722)	30	19,448	24,828
Total operating expenses	63,548	55,702	23,643	12,156	11,698	28,564	33,614
Loss from operations	(16,441)	(7,787)	(22,165)	(13,878)	(11,668)	(9,116)	(8,786)
Net loss	(27,431)	(13,395)	(24,494)	(13,870)	(12,215)	(15,522)	(14,405)

	As of December 31,
						As of June 30, 2016
	2015	2014	2013	2012	2011
	(in thousands)					(unaudited)
Selected Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$22,586	$12,249	$33,681	$5,033	$10,609	$11,561
Total assets	105,188	91,237	112,303	13,923	12,035	90,964
Total liabilities	94,019	56,583	65,171	3,356	3,311	93,869
Redeemable preferred stock	144,937	152,324	140,403	75,589	54,668	149,454
Total stockholders' deficit	133,768	117,670	93,271	65,022	45,944	152,359

 Selected Unaudited Pro Forma Condensed Combined Financial Data of Lpath and Apollo

        The following information gives effect to Lpath's 1:14 reverse stock split which was effective June 10, 2016, but does not give effect to the proposed 1:5.5 reverse stock split of Lpath common stock described in Lpath Proposal No. 2.

        The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. For accounting purposes, Apollo is considered to be acquiring Lpath in the merger. Lpath and Apollo unaudited pro forma condensed combined balance sheet data assume that the merger took place on June 30, 2016 and combines the Lpath and Apollo historical balance sheet at June 30, 2016. The Lpath and Apollo unaudited pro forma condensed combined statement of operations data assume that the merger took place as of January 1, 2015, and combines the historical results of Lpath and Apollo for the six months ended June 30, 2016 and the year ended December 31, 2015.

        The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2016 and for the year ended December 31, 2015 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section titled "Unaudited Pro Forma Condensed Combined Financial Statements" in this proxy statement/prospectus/information statement.

        The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each share of Apollo common stock will convert into the right to receive 0.314 shares of Lpath common stock, subject to adjustment to account for the effect of the proposed 1:5.5 reverse stock split of Lpath common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement, including the additional investment of $29.0 million in Apollo immediately prior to the consummation of the merger, as contemplated by the Securities Purchase Agreement. The estimated exchange ratio calculation used herein is based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger.

	For the Year Ended December 31, 2015	For the Six Months Ended June 30, 2016
	(In thousands, except per share amounts)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenues	$69,217	$33,570
Cost of sales	20,510	14,103
Sales and marketing	36,167	16,817
Research and development expenses	13,089	5,132
General and administrative expenses	19,926	7,641
Amortization of intangible assets	6,826	3,600
Loss from operations	(27,301)	(13,723)
Basic and diluted net loss per share	$(0.79)	$(0.30)

June 30, 2016
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and restricted cash	$33,455
Working capital	34,735
Total assets	114,159
Accumulated deficit	129,634
Total stockholders' equity	51,435

 Comparative Historical and Unaudited Pro Forma Per Share Data

        The information below reflects the historical net loss and book value per share of Lpath common stock and the historical net loss and book value per share of Apollo common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Lpath with Apollo on a purchase basis. The unaudited pro forma net loss and book value per share gives effect to Lpath's 1:14 reverse stock split which was effective June 10, 2016, but does not give effect to the proposed 1:5.5 reverse stock split of Lpath common stock described in Lpath Proposal No. 2.

        You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Lpath included in this proxy statement/prospectus/information statement and the audited and unaudited consolidated financial statements of Apollo included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

LPATH

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(5.45)	$(1.93)
Book value per share	$4.44	$2.65

APOLLO

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Historical Per Common Share Data:
Basic and diluted net loss per share	$(8.74)	$(3.50)
Book value per share	$(24.34)	$(26.23)

LPATH AND APOLLO

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Combined Company Pro Forma:
Basic and diluted net loss per share	$(0.79)	$(0.30)
Book value per share	n/a	$0.91

 MARKET PRICE AND DIVIDEND INFORMATION

        Lpath common stock is listed on The NASDAQ Capital Market under the symbol "LPTN." The following table presents, for the periods indicated, the range of high and low per share sales prices for Lpath common stock as reported on The NASDAQ Capital Market for each of the periods set forth below. Apollo is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices give effect to the 1:14 reverse stock split of Lpath's common stock effective June 10, 2016, but do not give effect to the proposed 1:5.5 reverse stock split of Lpath common stock to be implemented prior to the consummation of the merger.

Lpath Common Stock

	High		Low
Year Ended December 31, 2014
First Quarter		$74.20		$58.80
Second Quarter		$67.06		$51.80
Third Quarter		$57.26		$38.50
Fourth Quarter		$53.20		$32.20
Year Ended December 31, 2015
First Quarter		$52.51		$31.08
Second Quarter		$35.00		$3.22
Third Quarter		$5.04		$2.53
Fourth Quarter		$4.48		$2.24
Year Ended December 31, 2016
First Quarter		$3.36		$1.96
Second Quarter		$5.88		$1.80
Third Quarter		$4.05		$1.68
Fourth Quarter (through record date)	$		$

        The closing price of Lpath common stock on                  , 2016, as reported on The NASDAQ Capital Market, was $        per share.

        Because the market price of Lpath common stock is subject to fluctuation, the market value of the shares of Lpath common stock that Apollo stockholders will be entitled to receive in the merger may increase or decrease.

        Assuming approval of Lpath Proposal No. 3 and successful application for initial listing with The NASDAQ Global Market, following the consummation of the merger, Lpath common stock will be listed on The NASDAQ Global Market and will trade under Lpath's new name, "Apollo Endosurgery, Inc." and new trading symbol, "APEN."

        As of                        , 2016 the record date for the Lpath special meeting, Lpath had approximately                  holders of record of its common stock. As of June 30, 2016, Apollo had 50 holders of record of its common stock and 35 holders of record of its preferred stock. For detailed information regarding the beneficial ownership of certain stockholders of Lpath upon consummation of the merger, see the section titled "Principal Stockholders of Combined Company" in this proxy statement/prospectus/information statement.

Dividends

Lpath

        Lpath has never declared or paid any cash dividends on its capital stock, and it does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future. Lpath intends to retain all future earnings, if any, to finance the operation and expansion of Lpath's business. Any future determination relating to Lpath's dividend policy will be made at the discretion of Lpath's board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that Lpath's board of directors may deem relevant.

Apollo

        Apollo has never paid or declared any cash dividends on its common stock. Regardless of whether the merger occurs or does not occur, Apollo does not anticipate paying any cash dividends on its common stock in the foreseeable future, and Apollo intends to retain all available funds and any future earnings to fund the development and expansion of its business. In addition, Apollo's ability to pay dividends is limited by covenants in Apollo's credit agreement. Following the merger, Apollo will be a holding company, and its ability to pay dividends will be dependent upon its subsidiaries ability to make distributions, which may be restricted by covenants in Apollo's credit agreement or any future contractual obligations. Any future determination to pay dividends will be at the discretion of the board of directors of Apollo and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the board of directors of Apollo deems relevant.

        Holders of Apollo's Series A, Series B and Series C Preferred Stock are entitled to an accruing cumulative annual dividend, at a rate of 8% per annum of the original issue price of such series of redeemable convertible preferred stock, which is $1.2223. Such dividend, as accrued and accumulated, increases the ratio into which Apollo's Series A, Series B and Series C Preferred Stock convert into Apollo common stock upon conversion immediately prior to the merger. Dividends payable to holders of Apollo's Series A, Series B and Series C Preferred Stock will continue to accrue until the preferred stock is converted immediately prior to the merger. Assuming a conversion date of November 15, 2016, Apollo expects to issue 33.88 million shares of common stock in payment of approximately $41.42 million of cumulative accrued dividends to its Series A, Series B and Series C Preferred Stock.

RISK FACTORS

        The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Lpath because these risks may also affect the combined company—these risks can be found in Lpath's Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Lpath common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

        The Merger Agreement has set the exchange ratio for the Apollo common stock, and the exchange ratio is only adjustable upward or downward if the outstanding capital stock of Apollo or the outstanding common stock of Lpath changes based upon certain events, including the proposed 1:5.5 reverse stock split, prior to completion of the merger as described in "The Merger—Merger Consideration and Adjustment." However, the estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger. Any changes in the market price of Lpath common stock before the completion of the merger will not affect the number of shares Apollo securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Lpath common stock declines from the market price on the date of the Merger Agreement, then Apollo securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Lpath common stock increases from the market price on the date of the Merger Agreement, then, Apollo securityholders could receive merger consideration with considerably more value for their shares of Apollo capital stock than the parties had negotiated for in the establishment of the exchange ratio. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Lpath common stock, for each one percentage point that the market value of Lpath common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Apollo securityholders.

Failure to complete the merger may result in Lpath or Apollo paying a termination fee or reimbursing expenses to the other party and could harm the common stock price of Lpath and future business and operations of each company.

        If the merger is not completed, Lpath and Apollo are subject to the following risks:

  •
  if the Merger Agreement is terminated under certain circumstances, Lpath or Apollo will be required to pay certain transaction expenses incurred by other party, up to a maximum of $250,000;

  •
  if the Merger Agreement is terminated under certain circumstances, Lpath or Apollo will be required to pay the other party a termination fee equal to the greater of $390,000 and the third-party expenses incurred by the other party;

  •
  the price of Lpath stock may decline and remain volatile; and

  •
  costs related to the merger, such as legal and accounting fees which Lpath and Apollo estimate will total approximately $0.7 million and $3.5 million, respectively, some which must be paid even if the merger is not completed.

  •
  If Lpath's debt at the closing is greater than Lpath's net cash at closing by more than $250,000, Apollo may refuse to complete the merger without payment of a termination fee or expenses.

        In addition, if the Merger Agreement is terminated and the board of directors of Lpath or Apollo determines to seek another business combination, there can be no assurance that either Lpath or Apollo will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

        In general, either Lpath or Apollo can refuse to complete the merger if there is a material adverse change affecting the other party between September 8, 2016, the date of the Merger Agreement and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Lpath or Apollo, including:

  •
  any effect resulting from the execution, delivery, announcement or performance of obligations under the Merger Agreement or the announcement or pendency or anticipated consummation of the merger or any related transactions;

  •
  any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or escalation or any worsening thereof;

  •
  any change in United States generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

  •
  any conditions generally affecting the industries in which Apollo and Lpath and their respective subsidiaries participate or the United States or global economy or capital markets as a whole to the extent such conditions do not have a disproportionate impact on Apollo or Lpath and their respective subsidiaries, as applicable;

  •
  any failure by Apollo or Lpath to meet internal projections of forecasts or third-party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement; or

  •
  the resignation or termination of any director or officer of Apollo or Lpath.

        If adverse changes occur and Lpath and Apollo still complete the merger, the combined organization stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Lpath, Apollo or both.

Some Lpath and Apollo officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

        Certain officers and directors of Lpath and Apollo participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued

service as an officer or director of the combined organization, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For example, in connection with Lpath hiring its executive officers in 2006 and 2013, respectively, Lpath entered into customary employment agreements with its executive officers that provide them with cash severance payments, reimbursement for health coverage costs and the acceleration of their outstanding equity awards by 24 months in the event their employment is terminated without cause in connection with or following a change of control of Lpath. Lpath recently requested Gary Woodnutt, one of its executive officers, to agree to separate from Lpath in anticipation of the merger in order to reduce Lpath's operating expenses and pursuant to a separation agreement entered into with Dr. Woodnutt, his separation was deemed a "termination without cause" for purposes of his employment agreement and he received a cash severance payment, reimbursement for health coverage costs and accelerated vesting of equity awards. Other than the annual cash bonus payable to Dr. Woodnutt upon consummation of the merger as further discussed below, Dr. Woodnutt is not entitled to any additional compensation. Based on the terms of these employment and separation agreements, Lpath's executive officers are contractually entitled to these severance payments, benefits and accelerated vesting because they will be terminated in connection with the consummation of the merger. In addition, in setting the compensation of Lpath's executive officers for fiscal 2016 in accordance with Lpath's executive compensation program, the compensation committee of the board of directors of Lpath established the evaluation and closing of a strategic transaction as the performance goals for the Lpath executive officers under Lpath's short-term incentive plan, and as a result, the executive officers will be entitled to their annual cash bonus upon the consummation of the merger, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee. Additionally, certain outstanding equity awards held by Lpath's executive officers have accelerated vesting provisions that provide for the full acceleration of these awards in the event of a change of control of Lpath and certain of Dr. Woodnutt's equity awards accelerated in connection with his separation.

        Based on the terms of their respective employment and separation agreements, outstanding equity awards and Lpath's short-term incentive program, Lpath's executive officers will be entitled to receive a total value of approximately $1.5 million (collectively, not individually, which includes amounts already paid to Dr. Woodnutt pursuant to his separation agreement) in connection with the consummation of the merger and the associated termination of their employment from Lpath, based on data available as of August 31, 2016.

        With respect to Lpath's directors, in February 2016, each of the non-employee directors on Lpath's board of directors received an annual stock option award for 1,786 shares of common stock at an exercise price of $2.24 per share as part of Lpath's non-employee director compensation program. These stock option awards will vest in full upon the consummation of the merger. Additionally, due to his services in assisting the Lpath board of directors in evaluation Lpath's strategic alternatives, the annual retainer payable to Daniel Petree, the chairman of Lpath's board of directors, was increased by an additional $50,000 over a twelve month period commencing on July 1, 2016, paid in equal quarterly payments and accelerated in full upon a change of control of Lpath.

        All of Apollo's executive officers and certain of its directors have options, subject to vesting, to purchase shares of Apollo common stock which shall be converted into and become options to purchase shares of Lpath common stock, Apollo's directors and executive officers are expected to become directors and executive officers of Lpath upon the consummation of the merger and all of Apollo's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, certain of Apollo's executive officers and directors and affiliates of Apollo's directors currently hold shares of Apollo common stock and preferred stock. The shares of Apollo preferred stock will be converted into shares of Apollo common stock prior to the consummation of the merger. Affiliates of certain of Apollo's directors will purchase additional shares of common stock prior to the consummation of the merger pursuant to the Securities Purchase Agreement. In addition, affiliates of certain Apollo directors and certain executive officers of Apollo will convert their unsecured subordinated convertible promissory notes into shares of Apollo common stock pursuant to the Securities Purchase Agreement. In addition, one of Lpath's directors, Jeffrey Ferrell, has certain business relationships with Athyrium Opportunities II Acquisition LP, Apollo's debt facility lender, and other related Athyrium entities. These interests, among others, may influence the officers and directors of Lpath and Apollo to support or approve the merger. For more information concerning the interests of Lpath and Apollo executive officers and directors, see the sections titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger" and "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger" in this proxy statement/prospectus/information statement.

The market price of Lpath common stock following the merger may decline as a result of the merger.

        The market price of Lpath common stock may decline as a result of the merger for a number of reasons including if:

  •
  investors react negatively to the prospects of the combined organization's business and prospects from the merger;

  •
  the effect of the merger on the combined organization's business and prospects is not consistent with the expectations of financial or industry analysts; or

  •
  the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Lpath stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

        If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the merger, Lpath stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Lpath and Apollo may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

        Covenants in the Merger Agreement impede the ability of Lpath and Apollo to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth below, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from, among other things, soliciting, initiating, knowingly encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party's stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

        The terms of the Merger Agreement prohibit each of Lpath and Apollo from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when, among other things, such party's board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to result in a superior takeover proposal and that failure to cooperate with the proponent of the proposal is reasonably likely to be a breach of the board's fiduciary duties. In addition, if Lpath or Apollo terminate the Merger Agreement under certain circumstances, including terminating because of a decision of a board of directors to recommend a superior proposal, Lpath or Apollo would be required to pay to the other party a termination fee equal to the greater of $390,000 and the third-party expenses incurred by the other party. This termination fee may discourage third parties from submitting alternative takeover proposals to Lpath or Apollo or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for Apollo shares makes it difficult to evaluate the fairness of the merger, the stockholders of Apollo may receive consideration in the merger that is less than the fair market value of the Apollo shares.

        The outstanding capital stock of Apollo is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Apollo. Because the percentage of Lpath equity to be issued to Apollo stockholders was determined based on negotiations between the parties, it is possible that the value of the Lpath common stock to be received by Apollo stockholders will be less than the fair market value of Apollo, or Lpath may pay more than the aggregate fair market value for Apollo.

If the conditions to the merger are not met, the merger will not occur.

        Even if the merger is approved by the stockholders of Lpath and Apollo, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section titled "The Merger Agreement—Conditions to the Completion of the Merger" in this proxy statement/prospectus/information statement. Lpath and Apollo cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Lpath and Apollo each may lose some or all of the intended benefits of the merger.

Risks Related to Lpath

Lpath may not be able to complete the merger and may elect to pursue another strategic transaction similar to such merger, which may not occur on commercially reasonable terms or at all.

        Lpath cannot assure you that it will complete the merger in a timely manner or at all. The Merger Agreement is subject to many closing conditions and termination rights, as set forth in more detail in "The Merger Agreement—Conditions to the Completion of the Merger" and "The Merger Agreement—Termination" below. In addition to Lpath's product candidates, for which it has stopped all development, Lpath's assets currently consist primarily of its limited available cash and cash equivalent resources, its listing on The NASDAQ Capital Market and the Merger Agreement. If Lpath does not close the merger, its board of directors may elect to attempt to complete another strategic transaction similar to the merger. Attempting to complete another strategic transaction similar to the merger will prove to be costly and time consuming, and Lpath cannot make any assurances that a future strategic transaction will occur on commercially reasonable terms or at all. Specifically, as of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million and it believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. Even if Lpath does complete the merger, the merger ultimately may not deliver the anticipated benefits or enhance stockholder value.

If the merger is not completed, in light of the challenges of raising required capital and rebuilding an operating business, Lpath may elect to liquidate its remaining assets, and there can be no assurances as to the amount of cash available, if any at all, to distribute to stockholders after paying its debts and other obligations.

        If Lpath does not close the merger, in light of the risks of raising the required capital to operate its business and to reestablishing an operating business, as set forth herein, the board of directors may elect to take the steps necessary to liquidate all remaining assets of Lpath. The process of liquidation may be lengthy and Lpath cannot make any assurances regarding timing of completion. In addition, Lpath would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. As a result, there can be no assurance as to the amount or timing of available cash remaining, if any at all, to distribute to stockholders after paying Lpath's debts and other obligations and setting aside funds for reserves.

If the merger is not completed, and Lpath fails to raise significant capital to support its operations, successfully develop and complete clinical trials for its existing drug candidates, or acquire and develop other products or product candidates at all or on commercially reasonable terms, Lpath may be unable to reestablish a viable operating business.

        Given the discontinuation of development of pharmaceutical product candidates, its limited cash resources, and the additional capital and resources that would be required to resume and pursue such development, if the merger is not completed, Lpath could be required to rely on securing a collaborative or strategic arrangement for one of its existing drug candidates to support its operations and its future development and clinical trial costs. Since May 2015, Lpath has actively pursued, but has been unable to successfully enter into, a collaborative or strategic arrangement for its existing drug candidates and technology. Due to Lpath's history, its limited cash resources, its limited operational and management capabilities and the intense competition for pharmaceutical product candidates, even if Lpath generates interest in a collaborative or strategic arrangement to support the further development of one of its drug candidates, it may not be able to enter into a final agreement on commercially reasonable terms, on a timely basis or at all. Proposing, negotiating and implementing an economically viable collaborative or strategic arrangement is a lengthy and complex process. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. Lpath competes for collaborative arrangements and license agreements with the drug candidates and technology developed by other pharmaceutical and biotechnology companies and academic research institutions. Lpath's competitors may have stronger relationships with third parties with whom they may be interested in collaborating, or which have greater financial, development and commercialization resources and/or more established histories of developing and commercializing products than Lpath. As a result, competitors may have a competitive advantage over Lpath in entering into collaborative arrangements with such third parties. In addition, even if Lpath enters into a collaborative or strategic arrangement, the arrangement may not provide Lpath with sufficient funds to support its operations and there is no assurance that its drug candidates would satisfy the development and/or clinical milestones established in the collaborative or strategic arrangement. Further, any drug candidate Lpath pursues will require additional development and regulatory efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities and the possibility that, due to strategic considerations,

Lpath will discontinue research or development with respect to a product candidate for which it has already incurred significant expense. Even if the product candidates are approved, Lpath cannot be sure that they would be capable of economically feasible production or commercial success.

If Lpath does not successfully complete the merger, it will require substantial additional funding in the event it resumes its operations, and will need to curtail operations if it has insufficient capital.

        Lpath had cash and cash equivalents of $4.7 million at June 30, 2016. Lpath believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. Based on the development and clinical status of its existing drug candidates, Lpath expects its negative cash flows from operations to continue for the foreseeable future.

        If Lpath does not successfully complete the merger, Lpath will require substantial additional funding in the event it resumes its operations. As such, its future capital requirements will depend on many factors, including:

  •
  Lpath's ability to complete the merger;

  •
  Lpath's ability to secure a collaborative or licensing arrangement on commercially reasonable terms, on a timely basis or at all;

  •
  the timing and nature of any future strategic transactions that Lpath undertake;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  the effect of competing technological and market developments; and

  •
  the cost incurred in responding to disruptive actions by activist stockholders.

        Without raising significant additional funding, Lpath has an insufficient level of capital to resume its operations or to pursue the further development of its existing drug candidates. Moreover, Lpath believes that its existing financial resources will only be sufficient to fund its operations through November 2016. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to Lpath or to its stockholders. As a result, if Lpath is unable complete the merger or otherwise raise funds to satisfy its capital needs on a timely basis, there can be no assurance that Lpath will be able to continue to operate its business beyond November 2016.

If Lpath's agreements with employees, consultants, advisors and corporate partners fail to protect its intellectual property, proprietary information or trade secrets, it could have a significant adverse effect on Lpath.

        Lpath has taken steps to protect its intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with its employees, consultants, advisors and corporate partners. However, such agreements may not be enforceable or may not provide meaningful protection for all of its trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Lpath may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and Lpath does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. Furthermore, the laws of some foreign countries may not protect its intellectual property rights to the same extent as do the laws of the United States.

Risks Related to the Common Stock of Lpath

Lpath may not be able to correctly estimate its future operating expenses or its operating expenses may exceed its expectations, which could lead to cash shortfalls, cause the ownership percentage retained by the Lpath security holders in the combined organization to be reduced from 4.2% to 4.1% or cause Lpath to fail to satisfy one of the closing conditions for Apollo's obligation to complete the merger.

        As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes that its current cash and cash equivalents should be sufficient to fund its operations through November 2016 and to satisfy the closing condition in the Merger Agreement for Apollo's obligation to complete the merger unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. Under the terms of the Merger Agreement, immediately following the consummation of the merger, Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of the combined organization, with the Lpath stockholders, optionholders and warrantholders retaining approximately 4.2% of the fully-diluted common stock of combined organization. If Lpath's net cash is not greater than or equal to its debt at the consummation of the merger, the ownership percentage of the Lpath stockholders, optionholders and warrantholders in the combined organization immediately following the consummation of the merger will be reduced from 4.2% to 4.1% in the aggregate, and if Lpath's debt exceeds its net cash by more than $250,000 at the consummation of the merger, Lpath will not be in compliance with a condition in the Merger Agreement for Apollo's obligation to complete the merger, and as a result, Apollo may decide not complete the merger.

        Lpath's operating expenses and its expenses associated with the merger and its obligations thereunder may exceed its estimates as a result of a variety of factors, many of which are outside of its control. These factors include:

  •
  the time, resources and costs associated with the merger, including legal and accounting costs;

  •
  the costs associated with complying with its obligations under the Merger Agreement;

  •
  the costs required to wind-down its operations;

  •
  the costs to reduce its employee headcount;

  •
  the costs of any claims or liabilities related to the proposed merger.

If Lpath has not correctly estimated its future operating expenses or its operating expenses exceed its expectations, Lpath may experience cash shortfalls, the ownership percentage retained by the Lpath security holders in the combined organization immediately following the merger will be reduced from 4.2% to 4.1% or Lpath may fail to satisfy one of the closing conditions under the Merger Agreement for Apollo's obligation to complete the merger, which could provide Apollo with the opportunity to decide not to complete the merger.

If the merger is not completed, the Lpath stock price may decline significantly.

        The market price of Lpath's common stock is subject to significant fluctuations. During the 12-month period ended June 30, 2016, the sales price of Lpath common stock on The NASDAQ Capital Market ranged from a high of $5.88 in April 2016 to a low of $1.80 in June 2016. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Further, Lpath has a limited amount of available resources and believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. As a result, the market price of Lpath's common stock will likely be volatile based on whether stockholders and investors believe that Lpath can complete the merger or somehow raise additional capital to support its operations beyond November 2016. The volatility of the market price of Lpath common stock is exacerbated by low trading volume. Some of the factors that may cause the market price of Lpath common stock to fluctuate include:

  •
  the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against the intellectual property rights of others;

  •
  the entry into any in-licensing agreements securing licenses, patents or development rights;

  •
  the entry into, or termination of, key agreements, including commercial partner agreements;

  •
  announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

  •
  adverse publicity relating to antibody-based drug candidates, including with respect to other products and potential products in such markets;

  •
  the introduction of technological innovations or new therapies that compete with its potential products;

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  the loss of key employees;

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  future sales of its common stock;

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  general and industry-specific economic conditions that may affect its research and development expenditures; and

  •
  period-to-period fluctuations in financial results.

        Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Lpath common stock.

        In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against the company. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Lpath's profitability and reputation.

If Lpath fails to continue to meet all applicable NASDAQ Capital Market requirements and NASDAQ determines to delist Lpath common stock, the delisting could adversely affect the market liquidity of its common stock and the market price of Lpath common stock could decrease.

        Lpath common stock is listed on The NASDAQ Capital Market. In order to maintain its listing, Lpath must meet minimum financial and other requirements, including requirements for a minimum amount of stockholders' equity and a minimum price per share. Specifically, to maintain its listing on the NASDAQ Capital Market, Lpath must maintain a stockholders' equity of at least $2.5 million as reported in its quarterly financial statements. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million, and it believes that its current cash and cash equivalents will only be sufficient to fund its operations through November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. As a result, unless Lpath completes the merger or raises capital through some other transaction, it will fall below the minimum stockholders' equity requirement in the near term. If Lpath is unable to comply with NASDAQ's listing standards, NASDAQ may determine to delist the Lpath common stock from The NASDAQ Capital Market. If Lpath common stock is delisted for any reason, it could reduce the value of its common stock and its liquidity. Delisting could also adversely affect the ability to obtain financing for the continuation of Lpath operations, if Lpath chooses to reestablish its business, or to use its common stock in acquisitions, including the merger. Delisting could result in the loss of confidence by suppliers, customers and employees. Delisting would prevent Lpath from satisfying a closing condition for the merger, and, in such event, Apollo may elect not to consummate the merger. In addition, the combined organization must submit a new application for listing on The NASDAQ Global Market after the merger pursuant to the reverse merger rules, and the combined organization will need to meet The NASDAQ Global Market minimum requirements.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict Lpath operations or require Lpath to relinquish proprietary rights.

        Additional financing may not be available to Lpath when it needs it or may not be available on favorable terms. To the extent that Lpath raises additional capital by issuing equity securities, its existing stockholders' ownership will be diluted and the terms of any new equity securities may have preferences over its common stock. Any debt financing it enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Lpath assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if Lpath raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to potential products or proprietary technologies, or grant licenses on terms that are not favorable to Lpath.

Lpath's current drug candidate portfolio is limited and in the early stages of development, which limits its ability to raise funds or to complete collaboration or licensing arrangements to support the further development of these drug candidates.

        In May 2015, Lpath announced that its multicenter, Phase 2 "Nexus" clinical trial evaluating iSONEP in patients with wet AMD did not meet its primary or key secondary endpoints. Based on long-term follow-up data suggesting that iSONEP, when used in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than anti-VEGF treatments alone, Lpath actively pursued licensing, partnering and other strategic alternatives to help fund further clinical investigation of iSONEP. Since May 2015, Lpath held partnering and/or licensing discussions for iSONEP with 22 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction. Additionally, in March 2015, Lpath announced that its Phase 2a single-agent, open-label study of ASONEP did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma (RCC). Lpath explored other indications where ASONEP may have a greater chance of success, and sought potential partners to pursue the further development of ASONEP. Lpath has not been successful in obtaining a partner for ASONEP to date.

        In addition, although Lpath completed the Phase 1 clinical trial for its third product candidate, Lpathomab, Lpath does not have sufficient funds at this point to pursue additional clinical work on Lpathomab. Since May 2015, Lpath held partnering and/or licensing discussions for Lpathomab with 14 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction. Moreover, even if Lpath could raise additional funds to support the development of Lpathomab, there is no assurance that Lpath can successfully develop Lpathomab, prove it to be safe and efficacious in clinical trials, or meet applicable regulatory standards. In addition, Lpath's ImmuneY2™ process of generating monoclonal antibodies against lipid mediators may not be successful against future targets. As such, there can be no assurance that Lpath would be able to develop a monoclonal antibody against Lpath's future targets, and thus, Lpath may fail to generate additional clinical candidates to build a drug candidate pipeline. Moreover, given the early stage of development of Lpath's current clinical and preclinical drug candidates, Lpath may not be successful in entering into collaboration or license agreements for these drug candidates, which limits Lpath's ability to raise the funds required to support Lpath's operations and the future development of these drug candidates.

Lpath's ability to use net operating loss carry forwards and research and development tax credits to offset future taxable income or future tax may be limited due to the changes in ownership (within the meaning of IRC Section 382) that have occurred in the past and will occur upon the consummation of the merger.

        In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, and certain other tax assets to offset future taxable income, and an ownership change is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. The ownership change occurring as a result of the merger with Apollo could eliminate or restrict Lpath's ability to use NOL carry forwards and research and development tax credits. In addition, the California state government suspended the use of existing California NOL carryforwards in some years, such as 2010 and 2011. In those years companies were not permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state. If that fiscal policy were to continue in the future, then the California benefits could be deferred, modified, or lost. Limitations on Lpath's ability to use NOL carry forwards and research and development tax credits to offset future taxable income could require Lpath to pay more U.S. federal and state income taxes than would be required if such limitations were not in effect.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on Lpath stock price.

        Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of Lpath's internal control over financial reporting and, depending on its public float, a report by its independent registered public accounting firm attesting to the effectiveness of its internal control over financial reporting at the end of the fiscal year. If Lpath fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that Lpath has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If Lpath cannot in the future favorably assess, or, if required, its independent registered public accounting firm is unable to provide an unqualified attestation report on, the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on Lpath's stock price.

Anti-takeover provisions in the Lpath charter documents and under Delaware law could make an acquisition of Lpath more difficult and may prevent attempts by stockholders to replace or remove management.

        Provisions in the Lpath certificate of incorporation and the bylaws of Lpath may delay or prevent an acquisition or a change in management. Such provisions in the Lpath charter documents include a prohibition on actions by written consent of stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because Lpath is incorporated in Delaware, Lpath is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of its outstanding voting stock from merging or combining with Lpath unless certain conditions are met. Although Lpath believes most of these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with its board of directors, these provisions would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by stockholders to replace or remove the then-current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

        While Lpath does not expect that these provisions will delay or prevent the completion of the merger, they may hinder or prevent Lpath from considering competing offers for a business combination, which may harm the value of your investment.

Risks Related to Apollo

Apollo has incurred significant operating losses since inception and may not be able to achieve profitability.

        Apollo has incurred net losses since its inception in 2005. For the years ended December 31, 2014 and 2015, and for the six months ended June 30, 2016, Apollo had net losses of $13.4 million, $27.4 million and $15.5 million, respectively. As of June 30, 2016, Apollo had an accumulated deficit of $124.1 million. To date, Apollo has financed its operations primarily through private placements of its equity securities, certain debt-related financing arrangements and from sales of its products. Apollo has devoted substantially all of its resources to the acquisition of products, the research and development of products, sales and marketing activities and clinical and regulatory initiatives to obtain approvals for its products. Apollo's ability to generate sufficient revenue from its existing products, and to transition to profitability and generate consistent positive cash flows is uncertain. Apollo may need to raise additional funds in the future, and such funds may not be available on a timely basis, or at all. Apollo expects that its operating expenses may increase as it continues to build its commercial infrastructure, develop, enhance and commercialize its products and incur additional costs associated with being a public company. As a result, Apollo may incur operating losses for the foreseeable future and may never achieve profitability.

Apollo's long-term growth depends on its ability to successfully develop the endo-bariatric market and successfully commercialize its Endo-bariatric products.

        It is important to Apollo's business that it continues to build a market for endo-bariatric procedures within the bariatric market. The bariatric market is traditionally a surgical market. Apollo's endo-bariatric products offer non-surgical and less-invasive weight loss solutions and technology that enable new options for physicians treating their patients who suffer from obesity. However, this is a new market and developing this market is expensive and time-consuming and may not be successful due to a variety of factors including lack of physician adoption, patient demand, or both. Even if Apollo is successful in developing additional products in the endo-bariatric market, the success of any new product offering or enhancement to an existing product will depend on several factors, including Apollo's ability to:

  •
  properly identify and anticipate physician and patient needs;

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  effectively train physicians on how to use its products and achieve good patient outcomes;

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  effectively communicate with patients and educate them on the benefits of endo-bariatric procedures;

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  influence procedure adoption in a timely manner;

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  develop clinical data that demonstrate the safety and efficacy of the procedures that use Apollo products;

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  obtain the necessary regulatory clearances or approvals for new products or product enhancements;

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  be FDA-compliant with marketing of new devices or modified products;

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  receive adequate coverage and reimbursement for procedures performed with Apollo products; and

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  successfully train the sales and marketing team to effectively support its market development efforts.

        If Apollo is unsuccessful in developing and commercializing the endo-bariatric market, its ability to increase its revenue will be impaired.

Adverse U.S. and international economic conditions may reduce consumer demand for Apollo's products, causing its sales and profitability to suffer.

        Adverse economic conditions in the U.S. and international markets may negatively affect Apollo's revenues and operating results. Apollo's endo-bariatric products, such as the Orbera managed weight loss system, has limited reimbursement and in most cases is not reimbursable by governmental or other health care plans and instead are partially or wholly paid for directly by patients. The gastric banding procedure that uses Apollo's LapBand system is generally covered by most insurance programs that cover bariatric procedures, however, a gastric banding procedure is an elective procedure and may also require significant co-pay and other out of pocket expenses by the patient. Sales of the Apollo products may be negatively affected by adverse economic conditions impacting consumer spending, including among others, increased taxation, higher unemployment, lower consumer confidence in the economy, higher consumer debt levels, lower availability of consumer credit, higher interest rates and hardships relating to declines in the housing and stock markets which have historically caused consumers to reassess their spending choices and reduce their likelihood to pursue elective surgical procedures. Any reduced consumer demand due to adverse economic or market conditions could have a material adverse effect on Apollo's business, cause sales and profitability to suffer, reduce operating cash flow and result in a decline in the price of Apollo common stock. Adverse economic and market conditions could also have a negative impact on the Apollo business by negatively affecting the parties with whom it does business, including among others, its business partners, creditors, third-party contractors and suppliers, causing them to fail to meet their obligations to Apollo.

The future growth of Apollo depends on physician adoption and recommendation of procedures utilizing Apollo products.

        The ability of Apollo to sell its products depends on the willingness of its physician customers to adopt its products and to recommend corresponding procedures to their patients. Physicians may not adopt an Apollo product unless they determine that they have the necessary skills to use the Apollo products and based on their own experience, clinical data and published peer-reviewed research that the Apollo products provide a safe and effective treatment option. Even if Apollo is able to raise favorable awareness among physicians, physicians may be hesitant to change their medical treatment practices and may be hesitant to recommend procedures that utilize Apollo products for a variety of reasons, including:

  •
  existing preferences for competitor products or with alternative medical procedures and a general reluctance to change to or use new products or procedures;

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  lack of experience with Apollo products;

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  time and skill commitment that may be necessary to gain familiarity with a new product or new treatment;

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  a perception that Apollo products are unproven or experimental;

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  reluctance for a related hospital or healthcare facility to approve the introduction of a new product or procedure;

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  a preference for an alternative procedure that may afford a physician or a related hospital or healthcare facility greater remuneration;

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  development of new weight loss treatment options, including pharmacological treatments, that are less costly, less invasive, or more effective.

The future growth of Apollo depends on patient awareness of and demand for procedures that use Apollo products.

        The procedures that utilize Apollo products are generally elective in nature and demand for Apollo products is driven significantly by patient awareness and preference for the procedures that use Apollo products. Apollo educates patients about Apollo products and related procedures through various forms of media. However, the general media, social media and other forms of media outside of the control of Apollo as well as competing organizations may distribute information that is unfavorable to Apollo products. If patient awareness and preference for procedures is not sufficient or is not positive, Apollo's future growth will be impaired. In addition, the future growth of Apollo will be impacted by the level of patient satisfaction achieved from procedures that use Apollo products. If patients who undergo treatment using an Apollo product are not satisfied with their results, the reputation of Apollo and its products may suffer. Even if Apollo is able to raise favorable awareness among patients, patients may be hesitant to proceed with a medical treatment for various reasons including:

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  a perception that Apollo products are unproven or experimental;

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  reluctance to undergo a medical procedure;

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  reluctance of a prospective patient to commit to long term lifestyle changes;

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  previous long term failure with other weight loss programs;

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  out of pocket cost for an elective procedure; and

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  alternative weight loss treatments that are perceived to be more effective or less expensive.

Apollo may not be able to successfully introduce new products to the market in a timely manner.

        The future financial performance of Apollo will depend in part on its ability to develop and manufacture new products or to acquire new products in a cost-effective manner, to introduce these products to the market on a timely basis and to achieve market acceptance of these products. Factors which may result in delays of new product introductions include capital constraints, research and development delays, lack of personnel with sufficient experience or competence, delays in acquiring regulatory approvals or delays in closing acquisition transactions. Future product introductions may fail to achieve expected levels of market acceptance including physician adoption, patient awareness or both. Factors impacting the level of market acceptance include the timeliness of Apollo's product introductions, the effectiveness of medical education efforts, the effectiveness of patient awareness and educational activities, successful product pricing strategies, available financial and technological resources for product promotion and development, the ability to show clinical benefit from future products and the availability of coverage and reimbursement for procedures that use future products.

If Apollo is unable to manage and maintain its direct sales and marketing organizations Apollo may not be able to generate anticipated revenue.

        Apollo's operating results are directly dependent upon the sales and marketing efforts of its employees. If Apollo's direct sales representatives fail to adequately promote, market and sell its products, its sales may suffer.

        In order to generate Apollo's anticipated sales, Apollo will need to maintain a qualified and well trained direct sales organization. As a result, Apollo's future success will depend largely on its ability to hire, train, retain and motivate skilled sales managers and direct sales representatives. Because of the competition for their services, Apollo cannot assure you it will be able to hire and retain direct sales representatives on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified sales representatives would prevent Apollo from expanding its business and generating sales. Additionally, new hires require training and take time before they achieve full productivity. If Apollo fails to train new hires adequately, new hires may not become as productive as may be necessary to maintain or increase its sales and Apollo may not be able to effectively commercialize its products, which would adversely affect its business, results of operations and financial condition.

Apollo is dependent on key suppliers, and supply disruptions could materially adversely affect Apollo's business and future growth.

        Some of the components within Apollo products are purchased from a single vendor. If the supply of materials from a single source supplier were to be interrupted, replacement or alternative sources might not be readily obtainable. An inability to continue to source materials or components from any of these suppliers could be due to reasons outside of Apollo's direct control, such as regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages at the supplier and unexpected demands or quality issues. If our ability to source from any of these suppliers were to be disrupted it could adversely affect Apollo's ability to satisfy any existing demand for Apollo products and result in reputational harm to Apollo with customers which could also reduce future demand for its products.

        If Apollo is required to replace a vendor, a new or supplemental filing with applicable regulatory authorities may be required before the product could be sold with a material or component supplied by a new supplier. The regulatory approval process may take a substantial period of time and Apollo cannot assure investors that it would be able to obtain the necessary regulatory approval for a new material to be used in products on a timely basis, if at all. This could create supply disruptions that would materially adversely affect Apollo's business.

        Apollo is dependent on warehouses and service providers in the U.S., Brazil, Australia and the Netherlands for product logistics, order fulfillment and distribution support that are owned and operated by third parties. Apollo's ability to supply products to its customers in a timely manner and at acceptable commercial terms could be disrupted by factors such as fire, earthquake or any other natural disaster, work stoppages or information technology system failures that occur at these third party warehouse and service providers.

It is difficult to forecast future performance, which may cause operational delays or inefficiency.

        Apollo creates internal operational forecasts to determine requirements for components and materials used in the manufacture of its products and to make production plans. Apollo's limited operating history and commercial experience make it difficult for Apollo to predict future production requirements. If Apollo forecasts inaccurately, this may cause it to have shortfalls or backorders that may negatively impact its reputation with customers and cause them to seek alternative products, or could lead Apollo to have excessive inventory, scrap or similar operational and financial inefficiency that could harm Apollo's business.

The long-term growth of Apollo depends on the ability to stabilize revenue from the sale of Apollo surgical products.

        The Apollo surgical products consist of the Lap-Band System and related laparoscopic accessories. In the past two years the majority of Apollo revenue has come from its surgical products. Revenue from the surgical product portfolio has been decreasing over several years due to a shift in procedure mix to bariatric stapling procedures such as sleeve gastrectomy or gastric bypass procedures. It is important to the long-term growth of Apollo to stabilize revenue from its surgical product business so that the decline of its surgical products business does not offset growth from other parts of the Apollo business.

Apollo competes or may compete in the future against other companies, some of which have longer operating histories, more established products and greater resources, which may prevent Apollo from achieving significant market penetration or improved operating results.

        Apollo's industry is highly competitive, subject to change and significantly affected by new product introductions and activities of other industry participants. Many of the companies developing or marketing bariatric surgical products are publicly-traded companies such as Obalon Therapeutics, Inc. or divisions of publicly-traded companies including Johnson & Johnson and the Covidien division of Medtronic PLC. In addition, there are several privately-held companies that Apollo competes with, including Spatz Laboratories, Cousins BioTech and Medical Innovation Development (Midband). These companies may enjoy several competitive advantages, including:

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  greater financial and human capital resources;

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  significantly greater name recognition;

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  established relationships with physicians, referring physicians, customers and third-party payors;

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  additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage; and

  •
  established sales, marketing and worldwide distribution networks.

        If another company successfully develops an approach for the treatment of obesity that is less invasive or more effective than Apollo's current product offerings, including pharmacological treatment options, sales of Apollo's products would be significantly and adversely affected.

Apollo may be unable to manage its growth effectively.

        Apollo's integration of the obesity intervention business of Allergan has provided, and Apollo's future growth may create, challenges to its organization. From the acquisition date of December 2, 2013, to June 30, 2016, the number of Apollo's employees increased from 50 to 198. In the future, should it grow, Apollo expects to incrementally hire and train new personnel and implement appropriate financial and managerial controls, systems and procedures in order to effectively manage its growth. As a public company, Apollo will need to further expand its financial and potentially other resources to support its public company reporting and related obligations. If Apollo fails to manage these challenges effectively, its business could be harmed.

Apollo faces the risk of product liability claims that could be expensive, divert management's attention and harm its reputation and business. Apollo may not be able to maintain adequate product liability insurance.

        Apollo's business exposes it to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices and drug products. This risk exists even if a device or product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA, or an applicable foreign regulatory authority. Apollo's products and product candidates are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with Apollo's products or its product candidates could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and Apollo cannot offer any assurance that it will not face product liability suits. Apollo may be subject to product liability claims if its products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of Apollo's suppliers, such as those who provide Apollo with components and raw materials, may be the basis for a claim against it. Product liability claims may be brought against Apollo by consumers, health care providers or others selling or otherwise coming into contact with its products or product candidates, among others. If Apollo cannot successfully defend itself against product liability claims, it will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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  costs of litigation;

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  distraction of management's attention from Apollo's primary business;

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  the inability to commercialize Apollo's products or, if approved, its product candidates;

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  decreased demand for Apollo's products or, if approved, product candidates;

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  impairment of Apollo's business reputation;

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  product recall or withdrawal from the market;

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  withdrawal of clinical trial participants;

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  substantial monetary awards to patients or other claimants; or

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  loss of revenue.

        While Apollo may attempt to manage its product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of its products may delay the supply of those products to Apollo's customers and may impact its reputation. Apollo can provide no assurance that it will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by Apollo's competitors to harm its reputation for safety or be perceived by patients as a safety risk when considering the use of its products, either of which could have an adverse effect on Apollo's business.

        In addition, although Apollo has product liability and clinical study liability insurance that it believes is appropriate, this insurance is subject to deductibles and coverage limitations. Apollo's current product liability insurance may not continue to be available to it on acceptable terms, if at all, and, if available, coverage may not be adequate to protect Apollo against any future product liability claims. If Apollo is unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, it will be exposed to significant liabilities, which may harm Apollo's business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on Apollo's business, financial condition and results of operations.

The misuse or off-label use of Apollo's products may harm its image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if Apollo is deemed to have engaged in the promotion of these uses, any of which could be costly to its business.

        The products Apollo currently markets have been approved or cleared by the FDA for specific indications. Apollo trains its marketing and direct sales force to not promote its products for uses outside of the FDA-approved indications for use, known as "off-label uses." Apollo cannot, however, prevent a physician from using its products off-label, when in the physician's independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use Apollo products off-label. Furthermore, the use of Apollo's products for indications other than those approved by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm Apollo's reputation in the marketplace among physicians and patients.

        Physicians may also misuse Apollo's products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If Apollo products are misused or used with improper technique, it may become subject to costly litigation by Apollo's customers or their patients. Product liability claims could divert management's attention from Apollo's core business, be expensive to defend, and result in sizable damage awards against Apollo that may not be covered by insurance. In addition, if the FDA or any foreign regulatory body determines that Apollo's promotional materials or training constitute promotion of an off-label use, it could request that Apollo modify its training or promotional materials or subject Apollo to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider Apollo's business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of Apollo's operations. Any of these events could significantly harm Apollo's business and results of operations and cause its stock price to decline.

If Apollo's facilities or the facility of a supplier become inoperable, Apollo will be unable to continue to research, develop, manufacture and commercialize its products and, as a result, Apollo's business will be harmed.

        Apollo does not have redundant facilities. Apollo performs substantially all of its manufacturing in a single location in Costa Rica. Apollo's manufacturing facility and equipment would be costly to replace and would require substantial lead time to repair or replace. The manufacturing facility may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, flooding, fire, earthquakes, volcanic activity and power outages, which may render it difficult or impossible for Apollo to perform its research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities, combined with Apollo's limited inventory of reserve raw materials and finished product, may result in the inability to continue manufacturing Apollo's products during such periods and the loss of customers or harm to its reputation. Although Apollo possesses insurance for damage to its property and the disruption of its business, this insurance may not be sufficient to cover all of Apollo's potential losses and this insurance may not continue to be available to Apollo on acceptable terms, or at all.

If Apollo experiences significant disruptions in its information technology systems, Apollo's business may be adversely affected.

        Apollo depends on information technology systems for the efficient functioning of its business, including but not limited to accounting, data storage, compliance and inventory management. A number of information technology systems in use to support Apollo's business operations are owned and/or operated by third-party service providers over whom Apollo has no or very limited control, and upon whom Apollo has to rely to maintain business continuity procedures and adequate security controls to ensure high availability of their information technology systems and to protect Apollo's proprietary information.

        While Apollo will attempt to mitigate interruptions, it may experience difficulties in implementing and maintaining a resilient enough information technology infrastructure which could disrupt Apollo's operations, including its ability to timely ship and track product orders, project inventory requirements, manage its supply chain and otherwise adequately service its customers. In the event Apollo experiences significant disruptions as a result of the current implementation of its information technology systems, Apollo may not be able to repair its systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of Apollo's entire operation and have a material adverse effect on its results of operations and cash flows.

        Apollo is increasingly dependent on sophisticated information technology for its infrastructure. Apollo's information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. Failure to maintain or protect Apollo's information systems and data integrity effectively could have a materially adverse effect on its business. For example, third parties may attempt to hack into Apollo's information systems and may obtain its proprietary information.

Fluctuations in insurance costs and availability could adversely affect Apollo's profitability or its risk management profile.

        Apollo holds a number of insurance policies, including product liability insurance, directors' and officers' liability insurance, general liability insurance, property insurance and workers' compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, Apollo's operating results could be materially adversely affected. Likewise, if any of Apollo's current insurance coverage should become unavailable to it or become economically impractical, Apollo would be required to operate its business without indemnity from commercial insurance providers. If Apollo operates its business without insurance, Apollo could be responsible for paying claims or judgments against it that would have otherwise been covered by insurance, which could adversely affect Apollo's results of operations or financial condition.

Apollo's ability to maintain its competitive position depends on its ability to attract and retain highly qualified personnel.

        Apollo believes that its continued success depends to a significant extent upon its efforts and ability to retain highly qualified personnel. All of Apollo's officers and other employees are at-will employees, and therefore may terminate employment with Apollo at any time with no advance notice. The replacement of any of Apollo's key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of Apollo's business objectives and would harm its business.

        Many of Apollo's employees have become or will soon become vested in a substantial amount of stock or number of stock options. Apollo's employees may be more likely to leave Apollo if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly below the market price of Apollo's common stock. Further, Apollo's employees' ability to exercise those options and sell their stock in a public market may result in a higher than normal turnover rate. Apollo does not carry any "key person" insurance policies.

Apollo expects to incur significant additional costs as a result of being a public company, which may adversely affect its operating results and financial condition.

        Apollo expects to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Securities and Exchange Commission, or the SEC, and NASDAQ. These rules and regulations are expected to increase Apollo's accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, Apollo will incur additional costs associated with its public company reporting requirements and Apollo expects those costs to increase in the future. Apollo also expects these rules and regulations to make it more expensive for it to maintain directors' and officers' liability insurance and Apollo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Apollo to attract and retain qualified persons to serve on its board of directors, its board committees, or as executive officers. Increases in costs incurred as a result of becoming a publicly traded company may adversely affect Apollo's operating results and financial condition.

Risks Related to Regulatory Review and Approval of Apollo's Products

Apollo's products are subject to extensive regulation by the FDA, including the requirement to obtain premarket approval and the requirement to report adverse events and violations of the FDC Act that could present significant risk of injury to patients. Even though Apollo has received FDA approval of its PMA applications and 510(k) clearances to commercially market its products, Apollo will continue to be subject to extensive FDA regulatory oversight.

        Apollo's products are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Although FDA has granted PMA approval for Apollo's class III products, holding those approvals in good standing requires ongoing compliance with FDA reporting requirements and conditions of approval including the completion of lengthy and expensive post market approval studies. Despite the time, effort and cost required to obtain approval, there can be no assurance that Apollo will be able to meet all FDA requirements to maintain its PMA approvals or that circumstances outside of Apollo's control may cause the FDA to withdraw Apollo's PMA approvals.

        Although the FDA has granted 510(k) clearances for Apollo's Class II products, any modification to or deviation (including changes to design, manufacturing, materials, packaging and sterilization) that may affect the safety or effectiveness of a product or that constitute a new or major change in its intended use, may require a new 510(k) clearance or, depending upon the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with the manufacturer's determination. If the FDA disagrees with Apollo's determination regarding the appropriateness of an action taken following the modification of an existing 510(k) cleared product, the FDA can require Apollo to cease manufacturing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. In addition, FDA can impose regulatory fines or penalties for failure to undertake what FDA considers to be the appropriate action. With respect to modified 510(k) cleared products, there can be no assurance that 510(k) clearance or PMA applications for modified products will be approved or that FDA will agree with Apollo's determination that certain modifications do not require a new 510(k) clearance or a PMA application.

        Apollo's marketed products are subject to Medical Device Reporting, or MDR, obligations, which require that it report to the FDA any incident in which its products may have caused or contributed to a death or serious injury, or in which Apollo's products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. Adverse Events related to Apollo's products reported from any region in the world must be assessed for MDR reportability if the subject device is approved in the U.S. at the time the event occurred. As of August 5, 2015 (date of the Orbera system PMA approval), any Adverse Event related to the Orbera system reported from any region in the world must be assessed for MDR reportability to FDA. If these reports are not filed timely, regulators may impose sanctions and sales of Apollo's products may suffer, and Apollo may be subject to product liability or regulatory enforcement actions, all of which could harm its business.

        If Apollo initiates a correction or removal for one of its devices, issues a safety alert or undertakes a field action or recall to reduce a risk to health posed by the device or to address a violation of the United States Food, Drug and Cosmetic Act, Apollo would be required to submit a publically available

Correction and Removal report to the FDA and in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall, which could lead to increased scrutiny by the FDA, other international regulatory agencies and Apollo's customers regarding the quality and safety of its devices and to negative publicity, including FDA alerts, press releases or administrative or judicial enforcement actions. Furthermore, the submission of these reports has been and could be used by competitors against Apollo in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm Apollo's reputation.

        Apollo also is required to keep internal records of any actions it takes to correct a device or to address a violation that presents a risk to health. FDA may review these records and disagree with Apollo's risk determination or actions, and request that Apollo retrospectively submit a notice of correction and removal.

        The FDA and state authorities have broad enforcement powers. Apollo's failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

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  adverse publicity, warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

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  repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizures of Apollo's products;

  •
  operating restrictions, partial suspension or total shutdown of production;

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  customer notifications or repair, replacement or refunds;

  •
  refusing Apollo's requests for 510(k) clearance or PMA approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

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  withdrawals of current 510(k) clearances or PMAs or foreign regulatory approvals, resulting in prohibitions on sales of Apollo's products;

  •
  FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

  •
  criminal prosecution.

        Any of these sanctions could also result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on Apollo's reputation, business, results of operations and financial condition.

Healthcare cost containment pressures and legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payors could decrease the demand for Apollo's products, the prices that customers are willing to pay and the number of procedures performed using Apollo products, which could have an adverse effect on its business.

        All third-party payors, whether governmental or commercial, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost-control methods include prospective payment systems, bundled payment models, capitated arrangements, group purchasing, benefit redesign, pre-authorization processes and requirements for second opinions prior to major surgery. These cost-control methods also potentially limit the amount that healthcare providers may be willing to pay for medical devices. Therefore, coverage or reimbursement for medical devices may decrease in the future.

        Federal and state governments in the United States have recently enacted legislation to overhaul the nation's healthcare system that has resulted in increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The Affordable Care Act significantly impacts the medical device industry. Among other things, the Affordable Care Act:

  •
  imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013 (in December 2015, the medical device tax was suspended for two years and thus no tax will be imposed during 2016 and 2017);

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  establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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  implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

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  creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will stay in effect through 2024, unless additional congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Apollo expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its products or additional pricing pressure.

        Further, from time to time, typically on an annual basis, payment amounts are updated and revised by third-party payors. In cases where the cost of certain of Apollo's products is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed or paid directly by the patient, these updates could directly impact the demand for Apollo's products. Apollo cannot predict how pending and future healthcare legislation will impact its business, and any changes in coverage and reimbursement that further restricts coverage of its products or lowers reimbursement for procedures using its products could materially affect Apollo's business.

If Apollo materially modifies its FDA-approved products, Apollo may need to seek and obtain new approvals, which, if not granted, would prevent Apollo from selling its modified products.

        A component of Apollo's strategy is to continue to modify and upgrade its products. Medical devices can be marketed only for the indications for which they are approved. FDA grants approvals based on the product information (e.g. design specifications, component suppliers / materials, manufacturing and quality control processes) provided for review in support of the 510k or PMA submission. Apollo may not be able to obtain additional regulatory approvals for new products or for modifications to, or additional indications for, its existing products in a timely fashion, or at all. Delays in obtaining future approvals would adversely affect Apollo's ability to introduce new or enhanced products in a timely manner, which in turn would harm Apollo's revenue and potential future profitability. If Apollo determines that a modification to a product does not require any additional approval or clearance, the FDA can review such decision and may disagree with Apollo's determination. The FDA may require a new 510(k) clearance or PMA approval, may require Apollo to cease manufacturing or recall the modified product and may impose significant fines or penalties that would harm Apollo's business and reputation.

Apollo's international operations present certain legal and operating risks, which could adversely impact Apollo's business, results of operations and financial condition.

        Apollo currently operates in 14 countries and its products are approved for sale in over 80 different countries; Apollo's activities are subject to U.S. and foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes Apollo to penalties for non-compliance.

        Other laws and regulations that can significantly impact Apollo include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws and economic sanctions laws. Any failure to comply with applicable legal and regulatory obligations could impact Apollo in a variety of ways that include, but are not limited to, significant costs and disruption of business associated with an internal and/or government investigation, criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

        Apollo's international operations present the same risks as presented by its United States operations plus unique risks inherent in operating in foreign jurisdictions. These unique risks include:

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  foreign currency exchange rate fluctuations;

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  reliance on sales people and distributors;

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  pricing pressure that Apollo may experience internationally;

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  competitive disadvantage to competitors who have more established business and customer relationships in a given market;

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  reduced or varied intellectual property rights available in some countries;

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  economic instability of certain countries;

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  the imposition of additional U.S. and foreign governmental controls, regulations and laws;

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  changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

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  scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on Apollo; and

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  laws and business practices favoring local companies.

If Apollo experiences any of these events, its business, results of operations and financial condition may be harmed.

If Apollo or its suppliers fail to comply with ongoing FDA or foreign regulatory authority requirements, or if Apollo experiences unanticipated problems with its products, these products could be subject to restrictions or withdrawal from the market.

        Any product for which Apollo obtains approval or clearance, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and other domestic and foreign regulatory bodies. In particular, Apollo and its third-party suppliers are required to comply with the FDA's current good manufacturing practices and Quality System Regulation. These FDA regulations cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of Apollo's products. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. If Apollo, or its manufacturers, fail to adhere to current good manufacturing practice requirements in the United States, this could delay production of Apollo's products and lead to fines, difficulties in obtaining regulatory approvals, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on Apollo's financial condition or results of operations.

        In addition, the FDA audits compliance with the current good manufacturing practice through periodic announced and unannounced inspections of manufacturing and other facilities. The failure by Apollo or one of its suppliers to comply with applicable statutes and regulations administered by the FDA, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in any of the following enforcement actions:

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  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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  unanticipated expenditures to address or defend such actions;

  •
  customer notifications or repair, replacement, refunds, recall, detention or seizure of Apollo's products;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusing or delaying Apollo's requests for regulatory approvals of new products or modified products;

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  withdrawing PMA approvals that have already been granted;

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  refusal to grant export approval for Apollo's products; or

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  criminal prosecution.

        Any of these sanctions could have a material adverse effect on Apollo's reputation, business, results of operations and financial condition. Furthermore, Apollo's key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in Apollo's failure to produce its products on a timely basis and in the required quantities, if at all.

        Apollo's products and operations are required to comply with standards set by foreign regulatory bodies, and those standards, types of evaluation and scope of review differ among foreign regulatory bodies. If Apollo fails to comply with any of these standards adequately, a foreign regulatory body may take adverse actions within their jurisdiction similar to those within the power of the FDA. Any such action or circumstance may harm Apollo's reputation and business, and could have an adverse effect on its business, results of operations and financial condition.

Apollo's products may in the future be subject to product recalls. A recall of Apollo's products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with its products, could have a significant adverse impact on Apollo.

        The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of Apollo's products in their respective jurisdictions in the event of material deficiencies or defects in the design or manufacture of its products. Apollo may, under its own initiative, recall a product if any material deficiency in its products is found. The FDA requires that recalls be reported to the FDA within ten working days after the recall is initiated. A government-mandated or voluntary recall by Apollo or one of its international distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of Apollo's products would divert managerial and financial resources and have an adverse effect on its reputation, results of operations and financial condition, which could impair Apollo's ability to produce its products in a cost- effective and timely manner in order to meet its customers' demands. Apollo may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on its future sales and its ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. Apollo may initiate voluntary recalls involving Apollo's products in the future that it determines do not require notification of the FDA. If the FDA disagrees with Apollo's determinations, they could require Apollo to report those actions as recalls. A future recall announcement could harm Apollo's reputation with customers and negatively affect its sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

If the third parties on which Apollo relies to conduct its clinical trials and to assist Apollo with post market studies do not perform as contractually required or expected, Apollo may not be able to maintain regulatory approval for its products.

        Apollo often must rely on third parties, such as medical institutions, clinical investigators, contract research organizations and contract laboratories to conduct its clinical trials and provide data or prepare deliverables for its PMA post market studies required to support its PMA registrations. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Apollo's clinical protocols or regulatory requirements or for other reasons, Apollo's clinical activities or clinical trials may be extended, delayed, suspended or terminated, and Apollo may become at risk of losing its regulatory approvals, which could harm Apollo's business.

If Apollo fails to comply with U.S. federal and state healthcare regulatory laws, it could be subject to penalties, including, but not limited to, administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs and the curtailment of Apollo's operations, any of which could adversely impact its reputation and business operations.

        There are numerous U.S. federal and state healthcare regulatory laws, including, but not limited to, anti-kickback laws, false claims laws, privacy laws and transparency laws. Apollo's relationships with healthcare providers and entities, including but not limited to, physicians, hospitals, ambulatory surgery centers, group purchasing organizations and its international distributors are subject to scrutiny under these laws. Violations of these laws can subject Apollo to penalties, including, but not limited to, administrative, civil and criminal penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs and the curtailment of its operations. Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect Apollo's ability to operate include, but are not limited to:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid;

  •
  the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; knowingly making using, or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the government; or knowingly making, using, or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  the federal criminal False Claims Act, which imposes criminal fines or imprisonment against individuals or entities who make or present a claim to the government knowing such claim to be false, fictitious or fraudulent;

  •
  the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented, a claim to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements;

  •
  the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections;

  •
  the federal Foreign Corrupt Practices Act of 1997, which prohibits corrupt payments, gifts or transfers of value to foreign officials; and

  •
  foreign or U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

        Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the Affordable Care Act, among other things, amends the intent requirements of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Moreover, while Apollo does not submit claims and its customers make the ultimate decision on how to submit claims, from time-to-time, Apollo may provide reimbursement guidance to its customers. If a government authority were to conclude that Apollo provided improper advice to its customers or encouraged the submission of false claims for reimbursement, Apollo could face action against it by government authorities. Any violations of these laws, or any action against Apollo for violation of these laws, even if Apollo successfully defends against it, could result in a material adverse effect on Apollo's reputation, business, results of operations and financial condition.

        Apollo has entered into consulting agreements with physicians, including some who influence the ordering of and use its products in procedures they perform. While Apollo believes these transactions were structured to comply with all applicable laws, including state and federal anti-kickback laws, to the extent applicable, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which Apollo could be subject to other significant penalties. The medical device industry's relationship with physicians is under increasing scrutiny by the Health and Human Services Office of Inspector General ("OIG"), the Department of Justice ("DOJ"), state attorneys general, and other foreign and domestic government agencies. Apollo's failure to comply with laws, rules and regulations governing its relationships with physicians, or an investigation into Apollo's compliance by the OIG, DOJ, state attorneys general and other government agencies could significantly harm Apollo's business.

        Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of Apollo's business activities, including its relationships with healthcare providers and entities, including, but not limited to, physicians, hospitals, ambulatory surgery centers, group purchasing organizations and Apollo's independent distributors and certain sales and marketing practices, including the provision of certain items and services to its customers, could be subject to challenge under one or more of such laws.

        To enforce compliance with the healthcare regulatory laws, federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time and resource consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to onerous additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase Apollo's costs or otherwise have an adverse effect on its business.

        In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting off-label uses of their products. Pursuant to FDA regulations, Apollo can only market its products for cleared or approved uses. Although physicians are permitted to use medical devices for indications other than those cleared or approved by the FDA in their professional medical judgment, Apollo is prohibited from promoting products for off-label uses. Apollo markets its products and provides promotional materials and training programs to physicians regarding the use of its products. If it is determined that Apollo's business activities, including its marketing, promotional materials or training programs constitute promotion of unapproved uses, Apollo could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

        In addition, there has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals or entities. On February 8, 2013, the Centers for Medicare & Medicaid Services ("CMS"), released its final rule implementing section 6002 of the Affordable Care Act known as the Physician Payment Sunshine Act that imposes new annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer's failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1.0 million per year for "knowing failures." Manufacturers must submit reports by the 90th day of each calendar year. Due to the difficulty in complying with the Physician Payment Sunshine Act, Apollo cannot assure you that it will successfully report all payments and transfers of value provided by Apollo, and any failure to comply could result in significant fines and penalties. Some states, such as California and Connecticut, also mandate implementation of commercial compliance programs, and other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements.

        Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against Apollo for violation of these laws, even if Apollo successfully defends against it, could cause Apollo to incur significant legal expenses and divert Apollo's management's attention from the operation of its business.

        Most of these laws apply to not only the actions taken by Apollo, but also actions taken by its distributors. Apollo has limited knowledge and control over the business practices of its distributors, and Apollo may face regulatory action against it as a result of their actions which could have a material adverse effect on Apollo's reputation, business, results of operations and financial condition.

        In addition, the scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge Apollo's current or future activities under these laws. Any such challenge could have a material adverse effect on Apollo's reputation, business, results of operations and financial condition. Any state or federal regulatory review of Apollo, regardless of the outcome, would be costly and time-consuming. Additionally, Apollo cannot predict the impact of any changes in these laws, whether or not retroactive.

Apollo's operations involve the use of hazardous and toxic materials, and Apollo must comply with environmental laws and regulations, which can be expensive, and may affect its business and operating results.

        Apollo is subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm its business. Although Apollo believes that its activities conform in all material respects with environmental laws, there can be no assurance that violations of environmental and health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. Apollo also expects that its operations will be affected by other new environmental and health and safety laws on an ongoing basis. Although Apollo cannot predict the ultimate impact of any such new laws, they will likely result in additional costs, and may require Apollo to change how it manufactures its products, which could have a material adverse effect on its business.

Failure to comply with the United States Foreign Corrupt Practices Act and similar laws associated with any activities outside the United States could subject Apollo to penalties and other adverse consequences.

        Apollo is subject to the United States Foreign Corrupt Practices Act ("FCPA") and other anti-bribery legislation around the world. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of "off books" slush funds from which such improper payments can be made. Apollo may face significant risks if it fails to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by Apollo and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, some of which represent significant markets for Apollo, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although Apollo has implemented a company policy requiring its employees, distributors, consultants and agents to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. There can be no assurance that Apollo's employees, distributors, consultants and agents, or those companies to which Apollo outsources certain of its business operations will not take actions that violate its policies or applicable laws, for which Apollo may be ultimately held responsible. As a result of Apollo's focus on managing its growth, Apollo's development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on Apollo's reputation, business, operating results and financial condition.

Risks Related to Apollo's Intellectual Property

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against Apollo more effectively.

        Apollo's success depends significantly on its ability to protect its proprietary rights to the technologies and inventions used in, or embodied by, its products. To protect Apollo's proprietary technology, Apollo relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, as well as nondisclosure, confidentiality and other contractual restrictions in Apollo's consulting and employment agreements. However, these legal means afford only limited protection and may not adequately protect Apollo's rights or permit it to gain or keep any competitive advantage.

Patents

        The process of applying for patent protection itself is time consuming and expensive and Apollo cannot assure you that all of its patent applications will issue as patents or that, if issued, they will issue in a form that will be advantageous to Apollo. The rights granted to Apollo under its patents, including prospective rights sought in its pending patent applications, may not be meaningful or provide Apollo with any commercial advantage and they could be opposed, contested or circumvented by its competitors or be declared invalid or unenforceable in judicial or administrative proceedings.

        Apollo owns numerous issued patents and pending patent applications that relate to its products, designs as well as individual components of its products. If any of Apollo's patents are challenged, invalidated or legally circumvented by third parties, and if Apollo does not own other enforceable patents protecting its products, competitors could market products and use processes that are substantially similar to, or superior to, Apollo's, and its business will suffer. In addition, the patents Apollo owns may not be sufficient in scope or strength to provide it with any meaningful protection or commercial advantage, and competitors may be able to design around Apollo's patents or develop products that provide outcomes comparable to Apollo's without infringing on Apollo's intellectual property rights.

        Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Apollo's patent applications and the enforcement or defense of its issued patents. On September 16, 2011, the Leahy-Smith America Invents Act ("the Leahy-Smith Act"), was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office ("USPTO"), developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Apollo's business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Apollo's patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on Apollo's business and financial condition. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of Apollo's patents and applications.

        Apollo may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or other patent office proceedings or litigation, in the United States or elsewhere, challenging its patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Apollo's patent rights, allow third parties to commercialize Apollo's technology or products and compete directly with it, without payment to Apollo, or result in Apollo's inability to manufacture or commercialize products without infringing third-party patent rights.

        Moreover, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Apollo fails to maintain the patents and patent applications covering its products or procedures, Apollo may not be able to stop a competitor from marketing products that are the same as or similar to its products, which would have a material adverse effect on Apollo's business.

        Furthermore, Apollo does not have patent rights in certain foreign countries in which a market may exist in the future, and the laws of many foreign countries may not protect its intellectual property rights to the same extent as the laws of the United States. Thus, Apollo may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to its products.

Trademarks

        Apollo relies on its trademarks as one means to distinguish Apollo's products from the products of its competitors, and have registered or applied to register many of these trademarks. Apollo's trademark applications may not be approved, however. For example, Apollo has pending LapBand trademark registration actions in Australia, Canada, Costa Rica, India, Norway, Switzerland and Thailand where the distinctiveness of the LapBand trademark has been challenged and where trademark registration may not be granted or maintained. Third parties may oppose Apollo's trademark applications, or otherwise challenge its use of the trademarks. In the event that Apollo's trademarks are successfully challenged, it could be forced to rebrand its products, which could result in loss of brand recognition and could require Apollo to devote resources to advertising and marketing new brands. Apollo's competitors may infringe its trademarks and Apollo may not have adequate resources to enforce its trademarks.

Trade Secrets and Know-How

        Apollo may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of Apollo's intellectual property is difficult, and Apollo does not know whether the steps it has taken to protect its intellectual property will be effective.

        Moreover, Apollo's competitors may independently develop equivalent knowledge, methods and know-how. Competitors could purchase Apollo's products and attempt to replicate some or all of the competitive advantages Apollo derives from its development efforts, willfully infringe its intellectual property rights, design around its protected technology or develop their own competitive technologies that fall outside of Apollo's intellectual property rights. If Apollo's intellectual property is not adequately protected so as to protect its market against competitors' products and methods, Apollo's competitive position could be adversely affected, as could its business.

Apollo may in the future be a party to patent and other intellectual property litigation and administrative proceedings that could be costly and could interfere with its ability to sell its products.

        The medical device industry has been characterized by frequent and extensive intellectual property litigation. Additionally, the bariatric market is extremely competitive. Apollo's competitors or other patent holders may assert that its products and the methods it employs are covered by their patents. If Apollo's products or methods are found to infringe, it could be prevented from manufacturing or marketing its products. In the event that Apollo becomes involved in such a dispute, it may incur significant costs and expenses and may need to devote resources to resolving any claims, which would reduce the cash Apollo has available for operations and may be distracting to management. Apollo does not know whether its competitors or potential competitors have applied for, will apply for, or will obtain patents that will prevent, limit or interfere with its ability to make, use, sell, import or export its products.

        Competing products may also be sold in other countries in which Apollo's patent coverage might not exist or be as strong. If Apollo loses a foreign patent lawsuit, alleging its infringement of a competitor's patents, Apollo could be prevented from marketing its products in one or more foreign countries. Apollo may also initiate litigation against third parties to protect its own intellectual property. Most of Apollo's intellectual property has not been tested in litigation. If Apollo initiates litigation to protect its rights, Apollo runs the risk of having its patents invalidated, which would undermine its competitive position.

        Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and can divert management's attention from Apollo's core business. If Apollo loses this kind of litigation, a court could require it to pay substantial damages, treble damages and attorneys' fees, and prohibit Apollo from using technologies essential to its products, any of which would have a material adverse effect on Apollo's business, results of operations and financial condition. If relevant patents are upheld as valid and enforceable and Apollo is found to infringe, it could be prevented from selling its products unless Apollo can obtain licenses to use technology or ideas covered by such patents. Apollo does not know whether any necessary licenses would be available to it on satisfactory terms, if at all. If Apollo cannot obtain these licenses, it could be forced to design around those patents at additional cost or abandon its products altogether. As a result, Apollo's ability to grow its business and compete in the market may be harmed.

Apollo may be subject to damages resulting from claims that it or its employees have wrongfully used or disclosed alleged trade secrets of Apollo's competitors or are in breach of non-competition or non-solicitation agreements with its competitors.

        Many of Apollo's employees were previously employed at other medical device companies, including its competitors or potential competitors, in some cases until recently. Apollo could in the future be subject to claims that it or its employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of these former employers or competitors. In addition, Apollo has been and may in the future be subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if Apollo is successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If Apollo's defense to those claims fails, in addition to paying monetary damages, a court could prohibit it from using technologies or features that are essential to Apollo's products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to Apollo's products would have a material adverse effect on its business, and may prevent it from selling its products. In addition, Apollo may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect Apollo's ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent Apollo's ability to commercialize its products, which could have an adverse effect on its business, results of operations and financial condition.

Risks Related to Apollo's Capital Requirements and Finances

Apollo may need substantial additional funding and may be unable to raise capital when needed, which would force it to delay, reduce, eliminate or abandon its commercialization efforts or product development programs.

        Apollo's ability to continue as a going concern may require it to obtain additional financing to fund its operations. Apollo may need to raise substantial additional capital to:

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  expand the commercialization of its products;

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  fund its operations and clinical studies;

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  continue its research and development activities;

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  support and expand ongoing manufacturing activities;

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  defend, in litigation or otherwise, any claims that it infringes third-party patents or other intellectual property rights;

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  enforce its patent and other intellectual property rights;

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  address legal or enforcement actions by the FDA or other governmental agencies and remediate underlying problems;

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  commercialize its new products in development, if any such products receive regulatory clearance or approval for commercial sale; and

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  acquire companies or products and in-license products or intellectual property.

        Apollo believes that its existing cash and cash equivalents, revenue, proceeds from its concurrent private placement and available debt financing arrangements will be sufficient to meet its capital requirements and fund its operations at least through December 2017. However, Apollo has based these estimates on assumptions that may prove to be wrong, and Apollo could spend its available financial resources much faster than it currently expects. Any future funding requirements will depend on many factors, including:

  •
  market acceptance of Apollo's products;

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  the scope, rate of progress and cost of Apollo's clinical studies;

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  the cost of Apollo's research and development activities;

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  the cost of filing and prosecuting patent applications and defending and enforcing Apollo's patent or other intellectual property rights;

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  the cost of defending, in litigation or otherwise, any claims that Apollo infringes third-party patents or other intellectual property rights;

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  the cost of defending, in litigation or otherwise, products liability claims;

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  the cost and timing of additional regulatory clearances or approvals;

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  the cost and timing of establishing additional sales, marketing and distribution capabilities;

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  costs associated with any product recall that may occur;

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  the effect of competing technological and market developments;

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  the extent to which Apollo acquires or invest in products, technologies and businesses, although Apollo currently has no commitments or agreements relating to any of these types of transactions; and

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  the costs of operating as a public company.

        If Apollo raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing into which it enters may impose upon Apollo covenants that restrict its operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that Apollo raises may contain terms that are not favorable to it or its stockholders. If Apollo raises additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to its technologies or its products, or grant licenses on terms that are not favorable to Apollo. If Apollo is unable to raise adequate funds, it may have to liquidate some or all of its assets, or delay, reduce the scope of or eliminate some or all of its development programs.

        Apollo cannot be certain that additional funding will be available on acceptable terms, if at all. If Apollo does not have, or is not able to obtain, sufficient funds, it may have to delay development or commercialization of its products or license to third parties the rights to commercialize products or technologies that Apollo would otherwise seek to commercialize. Apollo also may have to reduce marketing, customer support or other resources devoted to its products or cease operations. Any of these factors could harm Apollo's operating results.

Apollo's outstanding debt financing arrangements contain restrictive covenants that may limit its operating flexibility.

        Apollo's outstanding debt facility with Athyrium Opportunities II Acquisition LP is collateralized by substantially all of Apollo's assets and contains customary financial and operating covenants limiting Apollo's ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. Apollo therefore may not be able to engage in any of the foregoing transactions until its current debt obligations are paid in full or Apollo obtains the consent of the lenders. Apollo cannot assure you that it will be able to generate sufficient cash flows or revenue to meet the financial covenants or pay the principal and interest on its debt. Furthermore, Apollo cannot assure you that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

There can be no assurance that Apollo will be able to reverse declining revenue of its surgical products.

        There can be no assurance that Apollo will be able to stabilize the declining revenue for Apollo's surgical products, which includes the Lap-Band system and related laparoscopic accessories. Apollo's surgical product revenue in 2015 was $47.6 million, compared with $54.4 million in 2014.

Risks Related to the Combined Organization

        In determining whether you should approve the merger, the issuance of shares of Lpath common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under "Risk Factors—Risks Related to the Merger," "Risk Factors—Risks Related to Lpath" and "Risk Factors—Risks Related to Apollo," which will also apply to the combined organization.

Lpath's stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

        The market price of Lpath's common stock following the merger could be subject to significant fluctuations following the merger. Market prices for securities of medical device and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Lpath's common stock to fluctuate include:

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  a slowdown in the medical device industry or the general economy;

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  inability to obtain adequate supply of the components for any of Lpath's products, or inability to do so at acceptable prices;

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  performance of third parties on whom the combined company may rely, including for the manufacture of the components for its product, including their ability to comply with regulatory requirements;

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  the results of the combined organization's current and any future clinical trials of its devices;

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  unanticipated or serious safety concerns related to the use of any of the combined company's products;

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  the entry into, or termination of, key agreements, including key commercial partner agreements;

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  the initiation of, material developments in or conclusion of litigation to enforce or defend any of the combined organization's intellectual property rights or defend against the intellectual property rights of others;

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  announcements by the combined company, commercial partners or competitors of new products or product enhancements, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

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  competition from existing technologies and products or new technologies and products that may emerge;

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  the loss of key employees;

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  changes in estimates or recommendations by securities analysts, if any, who cover the combined organization's common stock;

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  general and industry-specific economic conditions that may affect the combined organization's research and development expenditures;

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  the low trading volume and the high proportion of shares held by affiliates;

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  changes in the structure of health care payment systems; and

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  period-to-period fluctuations in the combined organization's financial results.

        Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined organization's common stock.

        In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization's profitability and reputation.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

        The combined organization will incur significant legal, accounting and other expenses that Apollo did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The NASDAQ Stock Market LLC. Executive officers and other personnel of the combined company will need to devote substantial time to these rules and regulations. These rules and regulations are expected to increase the combined organization's legal and financial compliance costs and to make some other activities more time-consuming and costly. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors' and officers' liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization's board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization's business or stock price to suffer.

Anti-takeover provisions in the combined organization's charter documents and under Delaware law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.

        Provisions in the combined organization's certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a prohibition on actions by written consent of the combined organization's stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined organization will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although Lpath and Apollo believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined organization's board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization's stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Lpath and Apollo do not anticipate that the combined organization will pay any cash dividends in the foreseeable future.

        The current expectation is that the combined organization will retain its future earnings to fund the development and growth of the combined organization's business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future. In addition, Apollo's ability to pay dividends is limited by covenants in Apollo's credit agreement. Following the merger, Apollo will be a holding company, and its ability to pay dividends will be dependent upon its subsidiaries ability to make distributions, which may be restricted by covenants in Apollo's credit agreement or any future contractual obligations.

Future sales of shares by existing stockholders could cause the combined organization stock price to decline.

        If existing stockholders of Lpath and Apollo sell, or indicate an intention to sell, substantial amounts of the combined organization's common stock in the public market after the post-merger legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on shares outstanding as of August 31, 2016 and shares expected to be issued upon completion of the merger, the combined organization is expected to have outstanding a total of approximately 57.9 million shares of common stock (without giving effect to the proposed 1:5.5 reverse stock split) immediately following the completion of the merger. Approximately 7.6 million of such shares of common stock will be freely tradable, without restriction, in the public market. Approximately 50.3 million of such shares will be held by directors, executive officers of the combined organization and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, shares of common stock that are subject to outstanding options of Apollo will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

The ownership of the combined organization common stock will be initially highly concentrated, and may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined organization stock price to decline.

        Executive officers, directors of the combined organization and their affiliates are expected to beneficially own or control approximately 83% of the outstanding shares of the combined organization common stock following the completion of the merger (after giving effect to the exercise of all outstanding vested and unvested options and warrants). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined organization assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined organization, even if such a change of control would benefit the other stockholders of the combined organization. The significant concentration of stock ownership may adversely affect the trading price of the combined organization's common stock due to investors' perception that conflicts of interest may exist or arise.

Because the merger will result in an ownership change under Section 382 of the Code for Lpath, Lpath's pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations. The net operating loss carryforwards and certain other tax attributes of Apollo and of the combined organization may also be subject to limitations as a result of ownership changes.

        If a corporation undergoes an "ownership change" within the meaning of Section 382 of the Code ("Section 382"), the corporation's net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation's equity ownership by certain stockholders that exceeds fifty percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. The merger will result in an ownership change for Lpath and, accordingly, Lpath's net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger. Apollo has not performed an analysis on whether it has experienced any ownership changes in the past. It is possible that Apollo's net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of prior shifts in equity ownership and/or the merger. Additional ownership changes in the future could result in additional limitations on Lpath's, Apollo's and the combined organization's net operating loss carryforwards and certain other tax attributes. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Lpath's, Apollo's or the combined organization's net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus/information statement contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "design," "estimate," "expect," "intend," "may," "plan," "potentially," "predict," "seek," "should," "will" or the negative of these terms or other similar expressions.

        All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the merger, Lpath's ability to solicit a sufficient number of proxies to approve the merger and other matters related to the consummation of the merger.

        For a discussion of the factors that may cause Lpath, Apollo or the combined organization's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Lpath and Apollo to complete the merger and the effect of the merger on the business of Lpath, Apollo and the combined organization, see the section titled "Risk Factors."

        These forward-looking statements include, but are not limited to, statements concerning the following:

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  the expected benefits of and potential value created by the merger for the stockholders of Lpath and Apollo;

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  likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

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  Lpath's ability to control and correctly estimate its operating expenses and its expenses associated with the merger;

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  any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;

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  any statements of plans to develop and commercialize additional products;

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  any statements of plans to grow the customer base of the combined company, both domestically and internationally;

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  any statements concerning the attraction and retention of highly qualified personnel;

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  likelihood of the development and expansion of a world-wide sales organization;

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  any statements concerning the ability to protect and enhance the combined company's products and intellectual property;

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  any statements regarding expectations concerning Apollo's relationships and actions with third parties; and

  •
  future regulatory, judicial and legislative changes in Lpath or Apollo's industry.

        You should not rely upon forward-looking statements as predictions of future events. Neither Lpath nor Apollo can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, neither Lpath nor Apollo undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in expectations.

        In addition, statements that "we believe" and similar statements reflect the beliefs and opinions on the relevant subject of Lpath, Apollo or the combined company, as applicable. These statements are based upon information available as of the date of this prospectus, and while Lpath, Apollo or the combined company, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that Lpath, Apollo or the combined company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

        If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Lpath, Apollo or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Lpath and Apollo do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

 THE SPECIAL MEETING OF LPATH STOCKHOLDERS

Date, Time and Place

        The special meeting of Lpath stockholders will be held on            , 2016 at            commencing at          a.m. Pacific Time. Lpath is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Lpath board of directors for use at the Lpath special meeting and any adjournments or postponements of the special meeting. This proxy statement/prospectus/information statement is first being furnished to stockholders of Lpath on or about            , 2016.

Purposes of the Lpath Special Meeting

        The purposes of the Lpath special meeting are:

          1.     To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among Lpath, Lpath Merger Sub, Inc., and Apollo, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/information statement (the "Merger Agreement") and to approve the merger and the issuance of Lpath common stock pursuant to the Merger Agreement.

          2.     To approve the amended and restated certificate of incorporation of Lpath to effect a reverse stock split of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding (1:5.5), in the form attached as Annex D to the accompanying proxy statement/prospectus/information statement.

          3.     To approve the amendment to the amended and restated certificate of incorporation of Lpath to change the name "Lpath, Inc." to "Apollo Endosurgery, Inc." in the form attached as Annex E to the accompanying proxy statement/prospectus/information statement.

          4.     To consider and vote upon a proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Lpath to its named executive officers in connection with the merger.

          5.     To consider and vote upon an adjournment of the Lpath special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Lpath Proposal Nos. 1, 2, 3 and 4.

          6.     To transact such other business as may properly come before the Lpath special meeting or any adjournment or postponement thereof.

Recommendation of the Lpath Board of Directors

  •
  The Lpath board of directors has determined and believes that the issuance of shares of Lpath common stock pursuant to the merger is in the best interests of, Lpath and its stockholders and has approved such items. The Lpath board of directors recommends that Lpath stockholders vote "FOR" Lpath Proposal No. 1 to approve and adopt the Merger Agreement and to approve the merger and the issuance of shares of Lpath common stock in the merger.

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  The Lpath board of directors has determined and believes that it is advisable to, and in the best interests of, Lpath and its stockholders to approve the amended and restated certificate of incorporation of Lpath effecting the proposed 1:5.5 reverse stock split, as described in this proxy statement/prospectus/information statement. The Lpath board of directors recommends that Lpath stockholders vote "FOR" Lpath Proposal No. 2 to approve the amended and restated certificate of incorporation of Lpath effecting the proposed 1:5.5 reverse stock split, as described in this proxy statement/prospectus/information statement.

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  The Lpath board of directors has determined and believes that the amendment to the amended and restated certificate of incorporation of Lpath to change the name of Lpath to "Apollo Endosurgery, Inc." is advisable to, and in the best interests of, Lpath and its stockholders and has approved such name change. The Lpath board of directors recommends that Lpath stockholders vote "FOR" Lpath Proposal No. 3 to approve the name change.

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  The Lpath board of directors has determined and believes that the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger is appropriate, and accordingly recommends that the Lpath stockholders vote "FOR" Lpath Proposal No. 4 to approve, on a non-binding advisory vote basis, such compensation.

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  The Lpath board of directors has determined and believes that adjourning the Lpath special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Lpath Proposal Nos. 1, 2 and 3 is advisable to, and in the best interests of, Lpath and its stockholders and has approved and adopted the proposal. The Lpath board of directors recommends that Lpath stockholders vote "FOR" Lpath Proposal No. 5 to adjourn the Lpath special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Lpath Proposal Nos. 1, 2, 3 and 4.

Record Date and Voting Power

        Only holders of record of Lpath common stock at the close of business on the record date,                , 2016 are entitled to notice of, and to vote at, the Lpath special meeting. There were approximately            holders of record of Lpath common stock at the close of business on the record date. At the close of business on the record date,            shares of Lpath common stock were issued and outstanding. Each share of Lpath common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled "Principal Stockholders of Lpath" in this proxy statement/prospectus/information statement for information regarding persons known to the management of Lpath to be the beneficial owners of more than 5% of the outstanding shares of Lpath common stock.

Voting and Revocation of Proxies

        The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the board of directors of Lpath for use at the Lpath special meeting.

        If you are a stockholder of record of Lpath as of the record date referred to above, you may vote in person at the Lpath special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Lpath special meeting, Lpath urges you to vote by proxy to ensure your vote is counted. You may still attend the Lpath special meeting and vote in person if you have already voted by proxy. As a stockholder of record:

  •
  to vote in person, come to the Lpath special meeting and Lpath will give you a ballot when you arrive.

  •
  to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Lpath before the Lpath special meeting, Lpath will vote your shares as you direct.

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  to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by            , Pacific Time to be counted.

        If your Lpath shares are held by your broker as your nominee, that is, in "street name," the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Lpath shares. If you do not give instructions to your broker, your broker can vote your Lpath shares with respect to "discretionary" items but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in "street name" in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Lpath shares will be treated as broker non-votes. It is anticipated that Lpath Proposal Nos. 1 and 4 will be non-discretionary items.

        All properly executed proxies that are not revoked will be voted at the Lpath special meeting and at any adjournments or postponements of the Lpath special meeting in accordance with the instructions contained in the proxy. If a holder of Lpath common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted "FOR" Lpath Proposal No. 1 to approve and adopt the Merger Agreement and to approve the merger and the issuance of shares of Lpath common stock in the merger; "FOR" Lpath Proposal No. 2 to approve the amended and restated certificate of incorporation of Lpath effecting the proposed 1:5.5 reverse stock split described in this proxy statement/prospectus/information statement; "FOR" Lpath Proposal No. 3 to approve the amendment to the amended and restated certificate of incorporation of Lpath to change the name of "Lpath, Inc." to "Apollo Endosurgery, Inc."; "FOR" Lpath Proposal No. 4 to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Lpath to its named executive officers in connection with the merger; and "FOR" Lpath Proposal No. 5 to adjourn the Lpath special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Lpath Proposal Nos. 1, 2, 3 and 4 in accordance with the recommendation of the Lpath board of directors.

        Lpath stockholders of record, other than those Lpath stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Lpath special meeting in one of three ways. First, a stockholder of record of Lpath can send a written notice to the Secretary of Lpath stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Lpath can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of Lpath can attend the Lpath special meeting and vote in person. Attendance alone will not revoke a proxy. If an Lpath stockholder of record or a stockholder who owns Lpath shares in "street name" has instructed a broker to vote its shares of Lpath common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

        The presence, in person or represented by proxy, at the Lpath special meeting of the holders of a majority of the shares of Lpath common stock outstanding and entitled to vote at the Lpath special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Lpath Proposal Nos. 1, 4 and 5 requires the affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting. Approval of Lpath Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of the Lpath common stock having voting power outstanding on the record date for the Lpath special meeting.

        Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as "AGAINST" votes. Broker non-votes will have the same effect as "AGAINST" votes for Lpath Proposal Nos. 2 and 3. For Lpath

Proposal Nos. 1, 4 and 5, broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Lpath special meeting.

        As of August 31, 2016, the directors and executive officers of Lpath beneficially owned approximately 5.2% of the outstanding shares of Lpath common stock entitled to vote at the Lpath special meeting. The directors and executive officers of Lpath are subject to support agreements. Each stockholder that entered into a support agreement has agreed to vote all shares of Lpath common stock owned by the stockholder as of the record date in favor of the merger and the issuance of Lpath common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement, and the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the merger on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Lpath's stockholders and against any "acquisition proposal," as defined in the Merger Agreement. As of August 31, 2016, Lpath is not aware of any affiliate of Apollo owning any shares of Lpath common stock entitled to vote at the Lpath special meeting.

Solicitation of Proxies

        In addition to solicitation by mail, the directors, officers, employees and agents of Lpath may solicit proxies from Lpath stockholders by personal interview, telephone, telegram or otherwise. Lpath and Apollo will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Lpath common stock for the forwarding of solicitation materials to the beneficial owners of Lpath common stock. Lpath will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

        As of the date of this proxy statement/prospectus/information statement, the Lpath board of directors does not know of any business to be presented at the Lpath special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Lpath special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

 THE MERGER

        This section and the section titled "The Merger Agreement" in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Lpath and Apollo believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Torreya Partners LLC attached as Annex B, and the other documents to which you are referred herein. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Lpath

        Lpath is a development stage biotechnology company focused on the discovery and development of lipid-targeted therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to potentially treat a wide range of human diseases. During its historical operations, Lpath developed three drug candidates, including iSONEP, ASONEP and Lpathomab, and advanced each of them into clinical trials.

        On May 20, 2015, Lpath announced that its lead drug candidate, iSONEP, did not meet its primary or key secondary endpoints in a multicenter, 160 patient, Phase 2 clinical trial (the "iSONEP trial") for Wet Age-Related Macular Degeneration. No significant safety issues were noted during the iSONEP trial. Lpath had previously entered into an Option, License and Development Agreement with Pfizer Inc. in December 2010 (the "Pfizer Agreement"), under which Pfizer made an upfront payment to Lpath and agreed to cover certain development and clinical trial costs for iSONEP in exchange for an exclusive option for a worldwide license to develop and commercialize iSONEP for the treatment of wet AMD and other ophthalmology disorders. Based on the negative results of the iSONEP trial, however, Lpath's board of directors determined that Pfizer would be unlikely to pursue the future development of iSONEP and would likely allow its license rights to iSONEP to expire unexercised on August 9, 2015. Pfizer's decision to allow its iSONEP license rights to expire would result in the immediate termination of the Pfizer Agreement and Pfizer's obligations to fund any costs of the iSONEP trial after the expiration date.

        Previously during the first quarter of fiscal 2015, Lpath had announced that its Phase 2a clinical trial for ASONEP (the "ASONEP trial") did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma. To successfully meet the primary endpoint of progression-free survival, at least 20 out of 39 patients had to be progression-free at four months of treatment. Fourteen out of 40 patients (over enrolled by one patient) were progression-free at four months. Eight of the fourteen patients were progression-free for at least six months, of which three patients remained progression-free for over 20 months. Four patients continued to receive weekly infusions of ASONEP through September 2015. ASONEP was well-tolerated by patients, and no significant safety issues were noted during the ASONEP trial. As part of the Pfizer Agreement, Pfizer had a right of first refusal to obtain license rights to ASONEP. However, based on the results of the iSONEP trial, the Lpath board of directors determined that Pfizer would also likely allow its right of first refusal to expire unexercised on August 9, 2015.

        On May 20, 2015, Lpath also announced its intention to restructure its workforce and to conduct a strategic evaluation of its research and development programs in order to conserve working capital and focus its resources on those programs deemed most likely to create stockholder value. As a result of these restructuring efforts, Lpath reduced its employee headcount from 28 to 13, a 54% reduction. In addition, Lpath curtailed spending on the clinical programs for iSONEP and ASONEP, and focused on formally closing those clinical trials in as timely a manner as possible. As it completed its clinical trials and wound-down its development activities, Lpath continued to reduce its employee headcount, and as of November 1, 2016, it had only three employees. In addition, Lpath reduced the costs of the planned Phase 1 clinical trial for Lpathomab by limiting the scope of this clinical trial to a safety and pharmacokinetic study, rather than a more costly trial that would include disease patients. As a further step to reduce operating costs, the Lpath board of directors ended its consulting agreement with Michael Lack, Lpath's interim chief executive officer, effective as of September 30, 2015, and appointed Gary Atkinson, Lpath's then serving senior vice president and chief financial officer, as interim chief executive officer.

        As expected by the Lpath board of directors, on August 9, 2015, Pfizer allowed its option to obtain worldwide license rights to iSONEP and its right of first refusal to obtain license rights to ASONEP to expire unexercised. As a result, the Pfizer Agreement terminated by its terms on this date.

Lpath Strategic Alternatives Process

        Following the May 20, 2015 public announcement of the iSONEP trial results, the Lpath board of directors commenced a process of evaluating Lpath's strategic alternatives to maximize stockholder value. The strategic alternatives evaluated by the Lpath board of directors included:

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  strategic transactions ranging from a merger to a sale of some or all of Lpath's technology or assets;

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  partnering and/or licensing transactions with pharmaceutical companies to support the future development of one or more of Lpath's drug candidates;

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  raising funds in private and/or public financings to support Lpath's future operations and drug development goals; and

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  winding down Lpath's operations and distributing any remaining cash to its stockholders.

        The Lpath board of directors, which is comprised entirely of independent, non-employee directors, retained responsibility for evaluating Lpath's strategic alternatives to maximize stockholder value. Daniel Petree, in his role as chairman of the Lpath board of directors, provided oversight and guidance to Lpath's management team during the strategic alternative process, and participated in due diligence sessions and the negotiation process with potential strategic transaction partners. From May 20, 2015 through September 8, 2016, the Lpath board of directors held 17 formal board meetings. In addition to the formal meetings, Mr. Atkinson updated Mr. Petree and the other members of the board between the formal board meetings regarding the status of the strategic alternatives process. Based on instructions from the Lpath board of directors, the Lpath management team did not discuss any employment terms for the existing officers or employees of Lpath with any potential strategic partner.

        To assist it and the Lpath management team in identifying and evaluating Lpath's strategic alternatives, the Lpath board of directors determined that it would be in the best interests of Lpath and its stockholders to retain a financial advisor. Following a search process, the Lpath board of directors requested and received formal proposals from three firms experienced in providing financial advisory services to life science companies. After reviewing these proposals, the Lpath board of directors elected to retain Torreya Capital, a division of the Financial West Group (member of FINRA/SIPC, "Torreya Capital"), to serve as its exclusive financial advisor in connection with the strategic alternative process. Torreya Capital is an advisory firm solely focused on mergers and acquisitions, corporate finance, licensing and asset sale transactions for life sciences companies. Further, Torreya Capital proposed a fee structure whereby Torreya Capital would receive a warrant to purchase that number of shares of Lpath's common stock equal to 5% of the Total Consideration (as defined in the engagement letter) attributed to the existing Lpath security holders in a strategic transaction, rather than solely a cash fee, for its financial advisory services upon the completion of a strategic transaction. By proposing this fee structure, Torreya Capital allowed Lpath to conserve its cash resources, and indicated its confidence that they could help Lpath complete a strategic transaction. This fee structure also aligned the interests of Torreya Capital with the interests of Lpath's stockholders. Following approval by the Lpath board of directors, Lpath executed an engagement letter with Torreya Capital on September 17, 2015.

        1.    Strategic Transactions.    From May 20, 2015 through September 8, 2016, the Lpath board of directors evaluated potential strategic transactions as a means of maximizing value for Lpath's existing stockholders. In identifying potential strategic transaction partners, the Lpath board of directors focused on life science companies possessing:

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  proprietary technology and a portfolio of products or product candidates with a potential for value appreciation;

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  sufficient cash and financial resources to achieve potentially meaningful development and/or product sales milestones, including any resources to be raised in private financings consummated prior to the effectiveness of a combination with Lpath;

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  the ability, when combined with Lpath, to satisfy the listing requirements of the NASDAQ Stock Market ("NASDAQ") that would apply to the combined company such that the combined company could maintain Lpath's NASDAQ listing;

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  deal certainty, with limited potential risks, uncertainties, conditions and delay to sign the required deal documentation, complete any associated transactions and to close the strategic transaction; and

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  an ability to transition from private company status to a public reporting company, including the ability to timely satisfy the SEC's disclosure and audited financial statement filing requirements for the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part.

        In evaluating potential strategic transactions, the Lpath board of directors also considered any possible synergies between Lpath's existing technology and drug candidates and the potential strategic transaction partner's technology and product/service offerings, which could potentially enhance the value Lpath's stockholders could recognize in the strategic transaction.

        After its engagement, Torreya Capital screened more than 50 life science companies to identify potential strategic transaction partners who might have an interest in completing a strategic transaction with Lpath and could bring value to Lpath's stockholders. Of these companies, Torreya Capital contacted or arranged for introductory Lpath management calls with approximately 34 companies. Lpath's management team negotiated nondisclosure agreements and commenced the due diligence process with 24 of these companies. These activities resulted in Lpath discussing and negotiating initial indications of interest for a potential strategic transaction with ten life science companies.

        After evaluating these initial indications of interest, including through further discussions and due diligence activities, the Lpath board of directors concluded that Lpath should attempt to negotiate term sheets and exchange initial transaction documents with five of these companies. In eliminating the other potential strategic transaction partners from further consideration, the Lpath board of directors determined that:

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  The terms expected to be available to Lpath and its stockholders in a potential strategic transaction with the eliminated parties were not as favorable as the terms offered by the remaining potential strategic transaction partners;

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  the eliminated parties did not satisfy one or more of the criteria the Lpath board of directors had established for selecting a strategic transaction partner (as identified above) or did not satisfy these criteria as well as the five potential strategic transaction partners the Lpath board of directors selected;

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  Lpath could not finalize term sheets or the eliminated parties decided not to continue to pursue a potential strategic transaction with Lpath; and/or

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  it was in the best interests of Lpath and its stockholders to pursue one of the remaining potential strategic transactions.

        Of the remaining five potential strategic transaction partners, two elected to end their discussions and negotiations with Lpath. One of the potential strategic transaction partners determined that they should pursue a strategic transaction with a large, publicly-traded pharmaceutical company. A second potential strategic transaction partner ceased discussions with Lpath after it could not obtain the necessary support from its stockholders for a potential strategic transaction with Lpath. This potential strategic transaction partner informed Lpath that the objecting stockholders, who were venture capital firms, had determined that it would be in their best interests for this potential strategic transaction partner to remain privately held, rather than to become a publicly-traded company through a strategic transaction with Lpath.

        In evaluating the remaining three potential strategic transaction partners, which included Apollo, the Lpath board of directors ultimately concluded in each instance (except in the case of Apollo) that:

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  one or more desired elements identified by the Lpath board of directors were missing or subject to substantial risk (for example, the potential strategic transaction partner did not have sufficient committed financial resources to fund the combined company for a sufficient time period to allow the combined company to achieve potentially meaningful development milestones within its portfolio of product candidates before being required to seek additional financing, the combined company may not be able to satisfy the required NASDAQ listing requirements, or the strategic transaction partner was not ready to comply with the SEC's requirements applicable to publicly-traded companies, including the disclosure, financial statement reporting and internal control requirements that would be required to timely file and complete the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part);

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  the terms expected to be available to Lpath and its stockholders in a potential strategic transaction, including the potential valuation of the share of the combined company that would be owned by the pre-transaction Lpath stockholders, were not as favorable as the terms offered by Apollo;

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  there was substantial risk that the other potential strategic transaction partners could complete the private financings necessary to support the operations of the combined company and/or the other conditions required to complete the strategic transaction on a timely basis, or at all; and

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  it was in the best interests of Lpath and its stockholders to pursue a combination with Apollo to the exclusion of the other possibilities.

        2.    Partnering/Licensing Transactions.    Throughout the strategic alternatives process, the Lpath board of directors tasked the Lpath management team with pursuing partnering and/or licensing opportunities for Lpath's current drug candidates and its lipid-based drug discovery technology. In such transactions, Lpath looked to transfer certain rights to one or more of its drug candidates or to its drug discovery technology in exchange for upfront payments and financial support for its future development and clinical trial costs.

        To support Lpath's potential opportunity to enter into a partnering and or licensing transaction, the Lpath board of directors and Lpath management engaged in the following activities:

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  pursued further clinical development of Lpathomab, an antibody targeting lysophosphatidic acid, or LPA. Lpathomab had demonstrated strong in vivo results in several different pain models, which suggests that LPA may be an attractive target across a variety of chronic pain conditions.

    On July 23, 2015, Lpath announced that the FDA had completed its review of the Investigational New Drug Application for Lpathomab, and authorized Lpath to initiate a Phase 1 clinical trial to study Lpathomab (the "Lpathomab Trial"). On April 19, 2016, Lpath announced the completion of the Lpathomab Trial and reported that Lpathomab was well tolerated at all doses tested, and that no serious adverse events or dose limiting toxicities were observed;

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  continued to analyze the clinical trial results from the iSONEP trial to determine if any of the results could support the further study and development of iSONEP. On November 16, 2015, Lpath held a conference call to update its stockholders on the further analysis it had conducted on the data from the iSONEP trial, including additional anatomical endpoints that could support the further study of iSONEP. Lpath also announced at this time that it was seeking a partner for future studies of iSONEP in order to obtain the funding required to advance this program.

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  evaluated potential alternative indications for ASONEP that might provide a better opportunity for clinical trial success; and

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  evaluated Lpath's opportunity to quickly progress one or more of the other early-stage drug candidates that it had developed through its ImmuneY2 technology into clinical trials.

        From May 20, 2015 through September 7, 2016, Lpath held partnering and/or licensing discussions for iSONEP and Lpathomab with 22 and 14 life sciences companies, respectively. These discussions included in-person meetings, the delivery and discussion of Lpath's pre-clinical and clinical trial results and answering due diligence questions from the other party. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction, and the Lpath board of directors determined that it would be unlikely that Lpath could complete a partnering and/or licensing transaction before running out of financial resources and being required to cease operations.

        3.    Financing Transactions.    The Lpath board of directors also evaluated Lpath's opportunities to support its future operations and its drug development efforts by issuing Lpath securities in public or private financings and/or by pursuing government research grants. In evaluating Lpath's funding opportunities, the Lpath board of directors considered:

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  the significant amount of funds Lpath would be required to raise to provide it with the resources and operating runway needed to make significant value enhancing progress with one or more of its drug candidates;

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  Lpath's stock price and market valuation following the public announcement of the negative iSONEP trial results, and the significant dilution that would occur to Lpath's existing stockholders from raising significant funds at this depressed stock price;

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  the unlikely interest of institutional life science investors to participate in a potential financing as a result of the clinical trial failures of iSONEP and ASONEP and the early stage of development of Lpathomab and Lpath's other potential drug candidates;

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  the limitations on the terms and amount of any financing transaction Lpath could potentially pursue as a result of NASDAQ's continued listing requirements, including NASDAQ's stockholder approval requirements for significant stock sales;

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  the limitations the SEC places on the type of financing, the form of registration statement that may be utilized and the amount of funds that can be raised by companies, like Lpath, who have market valuations below $75 million;

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  general market conditions and the adverse public financing environment for biotechnology companies during the relevant period; and

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  Discussions Lpath's management had with Torreya Capital and other potential financial advisors regarding Lpath's potential financing opportunities.

        Based on these factors, the Lpath board of directors determined that Lpath could not successfully raise sufficient funds through a public or private financing to support its operating costs or the future clinical trial costs for its drug candidates unless and until Lpath could first secure a licensing/partnership transaction for one of its drug candidates. The Lpath board of directors concluded that the market would need the validation of Lpath's drug candidates and technology provided by a licensing and/or partnership transaction before Lpath could successfully complete the significant financing that would be required to move one or more of its drug candidates through the clinical trial process. Further, the Lpath board of directors determined that government research grants could help support limited development of Lpathomab, but that government grants would not be sufficient on their own to support the Lpathomab clinical trial costs.

        4.    Winding Down Operations.    Throughout the strategic alternatives process, the Lpath board of directors evaluated the alternative of winding down Lpath's operations and distributing any remaining cash to its stockholders. In analyzing this alternative, the Lpath board of directors considered the obligations and costs involved with winding down Lpath's operations and the time, costs and risks associated with obtaining the necessary stockholder approval for a plan of liquidation. Based on these factors and the other strategic alternatives available to Lpath, the Lpath board of directors continued to determine that pursuing a strategic transaction and/or a licensing and/or partnering transaction were the best alternatives to maximize value for Lpath's stockholders.

        5.    Maintaining Lpath's NASDAQ Listing.    During the strategic alternatives process, the Lpath board of directors took a number of actions to help ensure that Lpath maintained its NASDAQ listing. Based on the advice of Torreya Capital and legal counsel, the Lpath board of directors determined that Lpath's NASDAQ listing was a valuable corporate asset and that maintaining the listing could enhance Lpath's value and/or ability to complete a strategic transaction.

        On July 9, 2015, Lpath received a notice letter from NASDAQ stating that it was no longer in compliance with the requirement to maintain a minimum bid price of $1 per share. In accordance with its rules, NASDAQ provided Lpath with a period of 180 calendar days, or until January 5, 2016, in which to regain compliance. NASDAQ also notified Lpath that in the event that it could not regain compliance within this 180-day period, Lpath may be eligible to seek an additional compliance period of 180 calendar days if, at such time, it met the continued listing requirement for market value of publicly held shares and all other continued listing standards for the NASDAQ Capital Market, with the exception of the bid price requirement.

        On January 6, 2016, Lpath announced that NASDAQ had granted it an additional 180 calendar days, or until July 5, 2016, to regain compliance with the minimum bid price requirement of $1 per share for continued listing on NASDAQ. Lpath also announced that it had informed NASDAQ that it would pursue stockholder approval for a reverse stock split at its 2016 Annual Meeting of Stockholders and implement the reverse split if necessary to regain compliance with the $1 per share bid price requirement.

        On June 8, 2016, Lpath held its 2016 annual meeting of stockholders. At the annual meeting, each of the members of the Lpath board of directors named in Lpath's proxy statement for the annual meeting were elected to a one-year term. In addition, the Lpath stockholders also ratified the appointment of Moss Adams LLP as Lpath's independent registered public accounting firm for the fiscal year ending December 31, 2016 and approved a non-binding advisory vote on the compensation of the Company's named executive officers, with the approval of 86.6% of the votes cast. Lpath's stockholders also approved, with the approval of 84.5% of the votes cast, an amendment to Lpath's certificate of incorporation to effect a reverse stock split of its common stock to allow Lpath to satisfy NASDAQ's minimum bid price requirement.

        Following the annual meeting, the Lpath board of directors met to consider the appropriate reverse stock split to implement to ensure that Lpath would regain and be able to maintain compliance with NASDAQ's minimum bid requirement for a period sufficient to enable the board of directors to complete its strategic opportunities process. Based on the advice of a third party consultant who specializes in NASDAQ listing matters and legal counsel, the Lpath board of directors approved a 1-for-14 reverse split of Lpath's common stock. On June 13, 2016, Lpath's common stock began trading on a split adjusted basis on NASDAQ, and on June 27, 2016, NASDAQ notified Lpath that it had regained compliance with the continued listing requirements.

Historical Background for Apollo

        Apollo is a medical technology company primarily focused on the design, development and commercialization of innovative medical devices that can be used for the treatment of obesity and gastrointestinal disorders. Apollo is one of the market share leaders in less invasive devices that treat obesity. Apollo's products are used by general surgeons, bariatric surgeons and gastroenterologists in a variety of settings to provide interventional therapy to patients who suffer from obesity and the many co-morbidities associated with obesity.

        Apollo's strategic focus and the majority of its future revenue growth are expected to come from the Endo-bariatric product portfolio, which consists of the Orbera and OverStitch systems. In the past two years, the majority of Apollo's product revenues has come from the Surgical product portfolio, which consists of the Lap-Band system and related laparoscopic accessories.

        On March 17, 2015, Apollo retained Piper Jaffray & Co. ("Piper Jaffray") to assist it in a further review of strategic options to enhance stockholder value, including potential merger opportunities with public companies.

        In January 2016, the Apollo board of directors established a subcommittee (the "strategic transactions committee") with committee members Richard J. Meelia, Rick Anderson, John Creecy and Bruce Robertson, to consider from time to time different types of strategic transactions available to Apollo. Over the past year, the strategic transactions committee of Apollo and the board of directors of Apollo reviewed a broad range of business development options to enhance stockholder value, including merger opportunities with public companies.

        In mid-June 2016, certain existing Apollo investors indicated interest in a financing in Apollo concurrent with a strategic transaction with a publicly held company as a means to provide Apollo with the capital needed to achieve its near-term business objectives. After consultation among the members of the strategic transactions committee and board of directors of Apollo, management was authorized to work with Piper Jaffray to identify potential merger candidates based on agreed-upon screening criteria.

History of Strategic Alternatives Discussions and Significant Corporate Events

        On June 30, 2016, a representative of Piper Jaffray, the financial representative to Apollo, sent an email to Gary Atkinson, the Chief Executive Officer of Lpath, to inquire about the potential for a strategic transaction involving Lpath. The email system utilized by Lpath directed this email to Mr. Atkinson's spam folder, and as a result, he did not see the email from the representative of Piper Jaffray.

        On July 6, 2016, the Lpath board of directors scheduled a meeting to discuss and evaluate the strategic alternatives process. Similar to the 12 prior board meetings the Lpath board of directors held since May 20, 2015, Messrs. Atkinson and Petree reviewed the status of Lpath's discussions with potential strategic transaction partners that remained in the process at that time, which consisted of three companies. They first reported on two companies that had elected to drop out of Lpath's strategic transaction process. Lpath had negotiated term sheets and exchanged initial transaction documents with these two companies. However, one of these companies informed Lpath that it could not move forward because its major stockholder would not commit to support the private financing that would be required to be completed in connection with the closing of the transaction to fund the operations of the combined company. Later, Lpath learned that this company had determined that it should pursue a strategic transaction with a large, publicly-traded pharmaceutical company. A second potential strategic transaction partner terminated discussions with Lpath after it could not obtain the necessary support from its venture capital stockholders, who determined that this company should remain privately held, rather than become a publicly-traded company through a strategic transaction with Lpath.

        Messrs. Atkinson and Petree then discussed the three companies who continued to express an interest in pursuing a potential strategic transaction with Lpath, including two companies, Company A and Company B, respectively, with whom Lpath had negotiated term sheets and had exchanged initial transaction documents and a third company, Company C, with whom Lpath had just commenced discussions. Mr. Atkinson confirmed that Lpath had not yet negotiated a term sheet with Company C, or discussed the relative valuations or the relative ownership percentages of the Lpath and Company C security holders in the potential strategic transaction. Messrs. Atkinson and Petree then highlighted the respective terms and conditions of the proposed strategic transactions with Companies A and B, respectively. They also discussed the due diligence Lpath had conducted on each of these companies to date, as well as the additional due diligence Lpath planned to complete.

        Messrs. Atkinson and Petree then led a discussion regarding the proposed economic terms Lpath could expect from each company, including the ownership interest that would be retained by Lpath's stockholders in the combined company. Specifically, with respect to Company A, Messrs. Atkinson and Petree discussed that Company A had proposed a merger transaction in which Lpath would be assigned a valuation of $7 million and Company A would be assigned a $14 million valuation. As part of the proposed transaction, Company A would be required to raise between $5 million to $10 million in a private financing that would close immediately prior to the closing of the proposed merger transaction in order to support the operations of the combined company. Based on these terms, the combined company would have a valuation between $26 million to $31 million immediately following the closing of the private financing and the proposed transaction, with the Lpath security holders owning 22% to 27% of the combined company. Mr. Atkinson discussed that the valuation assigned to Lpath by Company A was based on the assumption that Lpath would have approximately $3 million in available cash at the closing. He further discussed that Lpath and Company A had not agreed on the definition of available cash, and that Lpath would need the definition of available cash to exclude the deduction of costs and expenses associated with the closing of the proposed transactions in order for Lpath to have at least $3 million at the time of closing. He also discussed the negative impact any unexpected delay in the completion of the proposed transaction would have on Lpath's ability to have at least $3 million in available cash. Mr. Atkinson then reported that based on management's initial analysis of Company A, the $5 million to $10 million in private financing proposed by Company A would not allow the combined company to achieve break-even operations, and that the combined company would need to complete an additional financing within six to 12 months following the completion of the proposed transaction between Lpath and Company A to support the future operations of the combined company.

        With respect to Company B, Messrs. Petree and Atkinson discussed that Company B had proposed a merger transaction in which Lpath would be assigned a valuation of $6 million and Company B would be assigned a $14 million valuation, with Company B committing to raise $10 million in private financing immediately prior to the closing of the proposed transaction. As a result, immediately following the proposed private financing and merger transaction with Company B, the combined company would have a valuation of $30 million, with the Lpath security holders holding 20% of the combined company. The proposed terms also included a "true-up" mechanism whereby if on December 31, 2016, the value of the existing Lpath stockholders' holdings in the combined company was less than $10 million, the combined company would issue additional shares to the Lpath stockholders to provide them with an aggregate valuation of $10 million. Mr. Atkinson reported that the valuation assigned to Lpath by Company B also assumed that Lpath would have approximately $3 million in available cash at the closing. He also reported that similar to Company A, Lpath had not agreed to the definition of available cash, and that Lpath would only be able to comply with the $3 million available cash requirement if Company B agreed to allow Lpath to exclude the deduction of costs and expenses associated with the proposed transaction and the parties could close the proposed transaction on a timely basis.

        The members of the Lpath board of directors then discussed the risks associated with the financings Companies A and B planned to pursue to fund the future operations of the respective combined companies and the ability of the potential strategic transactions to enhance Lpath stockholder value. They also discussed the potential risks and uncertainties associated with each potential strategic transaction, and the proposed timeline to completing these transactions. Representatives from Torreya Capital provided their analysis of each of these opportunities, and the potential value of each potential strategic transaction to Lpath's stockholders.

        Following a discussion, Messrs. Atkinson and Petree discussed that Company A had informed them that it would not continue to negotiate a potential strategic transaction with Lpath unless Lpath first agreed to a 30-day stand-still agreement. They discussed the terms of the stand-still agreement, which permitted Lpath to continue to evaluate, negotiate and discuss, but not enter into any agreement, commitment or arrangement for a strategic transaction with other parties during the 30-day period. If Lpath elected to enter into any agreement, commitment or arrangement with a third party during the 30-day period, Lpath would be required to reimburse Company A for its expenses in pursuing a strategic transaction with Lpath, up to a maximum of $250,000.

        Mr. Atkinson then reported on Lpath's existing cash position and the costs and timeline to complete each of the proposed strategic transactions. He also reported on the costs of winding down Lpath, and the remaining cash that would be available to distribute to Lpath's stockholders following the wind down. The Lpath board of directors then compared the potential strategic transactions with the other alternatives available to Lpath, including financing transactions and winding down Lpath to return cash to stockholders. Following a discussion, the Lpath board of directors determined that it continued to be in the best interests of Lpath and its stockholders to pursue the completion of a strategic transaction, rather than to wind down Lpath to return cash to stockholders. The Lpath board of directors also authorized the Lpath management team to execute the 30-day stand-still agreement with Company A.

        On July 7, 2016, Lpath management exchanged executed copies of the stand-still agreement with Company A.

        On July 11, 2016, Company B, a public reporting company traded on the OTCQB, publicly announced that it had entered into a binding letter of intent to acquire a private company, Company D, that developed and commercialized products based on technology similar to Company B. On the date of this announcement, the chief executive officer of Company B called Mr. Atkinson and explained that Company B was still interested in pursuing a merger with Lpath to achieve a NASDAQ listing and described why he believed that the combination of the three companies could be beneficial to all. He also informed Mr. Atkinson that an investment bank that Company B had previously engaged to assist Company B in obtaining the funding necessary to support its operations and execute its business plan was supportive of this three-way combination. The chief executive officer of Company B did not confirm how Company B's proposed transaction with Company D might impact the value assigned to Lpath or the ownership percentage the existing Lpath security holders would have in the combined company as a result of the potential three-way deal.

        On July 14, 2016, Lpath received requests from Company A that access to Lpath's data room be granted to additional individuals, including Company A's legal counsel. Lpath provided the requested access.

        On July 15, 2016, Lpath management and Company A's chief executive officer held a teleconference to discuss the current status of the fundraising efforts by Company A. Company A had limited available cash resources, and would require a minimum of $5 million to $6 million in private financing in connection with the closing of the strategic transaction to support the going forward operations of the combined company. Company A's chief executive officer indicated that approximately $2 million in funds had been committed at that time.

        On July 20, 2016, Mr. Atkinson received a call from a representative of Piper Jaffray, who informed Mr. Atkinson that his firm had been retained as Apollo's financial advisor. Mr. Atkinson stated that he was not aware of the email sent by the representative of Piper Jaffray on June 30, 2016. The representative of Piper Jaffray discussed Apollo's potential interest in pursuing a strategic transaction with Lpath. He also provided background information on Apollo and discussed why Apollo was interested in pursuing a strategic transaction and becoming a NASDAQ listed company. Mr. Atkinson expressed Lpath's interest in including Apollo in Lpath's strategic alternatives process and confirmed to Piper Jaffray that Lpath was already in discussion with two other private companies.

        On July 22, 2016, Lpath management sent a revised draft business plan to Company A for review. Lpath and Company A had been working together for several weeks to refine the proposed business plan for the combined company, which would utilize the proprietary technologies of both companies. The business plan outlined the potential synergies of the combined company, and set forth the initial estimates by the Lpath management team of the combined company's operating expenses and cash requirements. The business plan suggested that even if Company A successfully raised $5 million or $6 million at the closing of the proposed strategic transaction, the combined company would need to raise significant additional capital in six to 12 months to support its operations and implement the proposed business plan.

        Also on July 22, 2016, Apollo and Lpath executed a confidentiality agreement. Later that day, the Apollo and Lpath management teams were introduced to one another through a Webex conference. Lpath was represented by Mr. Atkinson and Gary Woodnutt, Lpath's then chief scientific officer, and Apollo was represented by Todd Newton, Apollo's chief executive officer, and Stefanie Cavanaugh, Apollo's chief financial officer. The discussion focused on Apollo's history, its existing commercial products and product pipeline, its operations and sales force, and its market opportunities. During this call, Lpath management reiterated Lpath's interest in considering a potential strategic transaction with Apollo, and further confirmed that it was in continued discussions with two other private companies. The Apollo team answered questions from the Lpath management representatives.

        During this call Mr. Atkinson noticed that Athyrium Capital was listed as the senior debt lender to Apollo. Jeffrey Ferrell, one of Lpath's independent, non-employee directors, is the managing partner of Athyrium Capital. As a result, after the call with Apollo, Mr. Atkinson sent Mr. Ferrell an email notifying him that Apollo had contacted Lpath regarding a potential strategic transaction. He also asked Mr. Ferrell whether there were any reasons Lpath should not spend time on evaluating Apollo. Mr. Ferrell indicated that he was not aware of any reasons to not begin the evaluation process with Apollo.

        On July 25, 2016, the Apollo strategic transactions committee convened a meeting to discuss with management and representatives of Piper Jaffray the status of Piper Jaffray's review of potential public company merger candidates, including Lpath. The strategic transactions committee then authorized management to submit a non-binding proposal for a potential merger with Lpath, in addition to continuing to pursue other candidates.

        On July 25, 2016, Lpath management had a conference call with Company A's chief executive officer to receive updated information on Company A's fundraising efforts and to discuss his comments on the preliminary business plan Lpath had prepared for his review.

        On July 25, 2016, Mr. Atkinson and Mr. Petree had a call to discuss the status of Lpath's discussions with Apollo, Company A, Company B and Company C. During the call, Mr. Atkinson informed Mr. Petree that Athyrium Capital was the senior debt lender to Apollo. Messrs. Atkinson and Petree then discussed Mr. Ferrell's interests in the potential Apollo transaction as a result of Athyrium Capital's interests in Apollo, and Mr. Ferrell's interests in Athyrium Capital and his role as the managing partner of Athyrium Capital. Mr. Petree then reviewed his discussions with Company C, and reported that Company C had not negotiated a term sheet with Lpath and had indicated that it may not be able to secure commitments from potential investors for the private financing necessary to support the combined company if Lpath elected to pursue a potential strategic transaction with Company C.

        Between July 26 and August 10, 2016, Mr. Newton conferred with members of the strategic transactions committee and other members of the board of directors of Apollo regarding the status of discussions on the merger with Lpath as well as other potential opportunities.

        On July 26, 2016, Lpath management and Company A's chief executive officer had a meeting at Lpath's offices to further discuss and refine the preliminary business plan and its private financing plans. At this meeting, the parties discussed the combined company's potential operating expenses and cash requirements. The parties also discussed the potential management team and board of directors of the combined company. Company A's chief executive officer reiterated that, as a result of his role as the chief executive officer of another venture-backed pharmaceutical company, he could serve on the board of directors of the combined company but would not be able to serve as its chief executive officer. They then discussed the potential roles Lpath's management team and employees could have with the combined company, and the need for the combined company to retain a chief executive officer. At that time, Company A's chief executive officer reported that his commitments for the required private financing to be completed at closing of the proposed strategic transaction remained at $2 million. However, he stated that he believed he could eventually secure commitments for a total of $5 million or $6 million in financing.

        Mr. Atkinson also discussed open matters in the merger agreement outlining the terms and conditions of the proposed strategic transaction between Lpath and Company A. These issues included: (i) the respective available cash thresholds Lpath and Company A would be required to have at the closing of the proposed transaction to satisfy their respective closing conditions; (ii) how the definition of available cash would be calculated, including whether Lpath and Company A could exclude the deduction of costs and expenses payable in connection with the closing of the proposed transaction from the calculation of their respective available cash balances at such time; (iii) whether Lpath could exclude outstanding warrants and equity awards that were out-of-the-money when determining Lpath's outstanding capitalization for purposes of calculating the exchange ratio between Lpath and Company A; and (iv) whether Lpath could raise additional funds through its at-the-market sales program prior to the closing of the proposed transaction.

        Also on July 26, 2016, Mr. Atkinson spoke by telephone and exchanged email correspondence with the representative of Piper Jaffray regarding Apollo's participation in Lpath's strategic transactions process. In his email correspondence, Mr. Atkinson indicated Lpath's interest in continuing discussions with Apollo. Piper Jaffray's representative explained that Apollo considered Lpath as a suitable partner relative to the other alternatives being considered by Apollo.

        On July 27, 2016, Apollo submitted a non-binding proposal to Lpath subject to the terms of the confidentiality agreement between the parties whereby Lpath shareholders would retain 3% of the combined company and Apollo's security holders would retain 97% based on an Apollo equity value of $290 million and an Lpath equity value of $10 million, which implied a premium of 112% to Lpath's current equity value. Apollo's proposal indicated that its major existing investors would commit to invest $29 million in a private financing to be completed immediately prior to the closing of the proposed strategic transaction. The valuation included the proposed equity financing and assumed that Lpath's debts at closing would be equal to or less than Lpath's available cash at closing. With its proposal, Apollo provided Lpath with additional analysis and other information in support of Apollo's valuation such as Apollo's global revenue of approximately $70 million, total gross margin of over 65%, and the growth potential of Apollo's Endo-bariatric products. Apollo also provided to Lpath its 2015 audited financial statements.

        On July 28, 2016, Mr. Atkinson spoke with the representative of Piper Jaffray and noted Lpath's concerns with the relative ownership percentage that Apollo had offered to the existing Lpath security holders in the combined company. He and the representative of Piper Jaffray then discussed the $290 million equity value of Apollo that Apollo had provided to Lpath including the information in support of Apollo's valuation such as Apollo's global revenue, total gross margin and growth potential of Apollo's Endo-bariatric products. Mr. Atkinson said that the proposed valuation for Apollo seemed high and would not likely be acceptable to the Lpath board of directors. He asked if Apollo had flexibility beyond the 97% vs. 3% ownership split that Apollo offered in its initial proposal. Mr. Atkinson noted that he would be providing an update to the Lpath board of directors on the status of the strategic alternatives process, and requested that Apollo consider improving its proposal by increasing the ownership percentage in the combined company that would be held by the existing Lpath security holders. He also discussed the importance of time to Lpath and the Lpath board of directors.

        On July 29, 2016, the Lpath management team provided a report to Mr. Petree and Mr. Ferrell regarding the status of their various discussions with Apollo, Company A, Companies B/D and Company C. Mr. Ferrell shared his perspective regarding the Apollo opportunity.

        On July 29, 2016, the chief executive officers of Company B and Company D met with Messrs. Atkinson and Petree at Lpath's corporate offices. They discussed the binding letter of intent that Company B had entered into with Company D, and their thoughts on how the parties could potentially structure a three-way strategic transaction, including filing the necessary documents with the SEC and obtaining the required stockholder approvals. The parties then discussed that none of the companies currently had the funding necessary to support the operations of the combined company, and considered the ability of Company B, Company D or Lpath to raise money in private or public financings in connection with the completion of the proposed three-way strategic transaction. They also discussed Company B's outstanding legal matters. During this meeting, the chief executive officers of Company B and Company D did not specifically agree on the exact ownership structure, the respective valuations of the three companies or terms of the proposed three-way strategic transactions.

        On July 29, 2016, a representative from Piper Jaffray spoke to Mr. Atkinson again. The representative of Piper Jaffray informed Mr. Atkinson that Apollo was aware of the importance of time to Lpath and that Apollo intended to move quickly to compete with the other companies participating in Lpath's strategic alternatives process. The representative of Piper Jaffray explained that Apollo was willing to increase Lpath's post-closing ownership percentage from 3.3% to 3.6%. The representative of Piper Jaffray noted that Apollo's original offer was actually 3.3%, which was rounded in the proposal to 3%. He also asserted that the $10 million value that Apollo was willing to attribute to Lpath's NASDAQ listing was high relative to the listing values in other potential transactions Apollo had considered.

        On August 1, 2016, Mr. Atkinson informed the representative of Piper Jaffray that he had an opportunity to discuss Apollo's current proposal with certain members of Lpath's board of directors and, while Lpath retained a strong interest in continuing to discuss a potential strategic transaction with Apollo, Lpath did not believe that Apollo had offered a sufficient ownership percentage to Lpath's existing security holders in the combined company. Mr. Atkinson and the representative of Piper Jaffray then discussed the other potential issues that were important to Lpath and would need to be addressed before Apollo's proposal could be acceptable, including the terms of the proposed $29 million financing by Apollo's existing investors and the conversion of Apollo's outstanding convertible debt into Apollo capital stock immediately prior to the closing of the potential strategic transaction. Mr. Atkinson noted that the Lpath board of directors had scheduled a meeting on August 5, 2016 to discuss the status of Lpath's strategic transaction process. Mr. Atkinson noted that timing was a concern for Lpath because of Lpath's available cash and the potential length of time that would be required to complete a strategic transaction.

        On August 2, 2016, the Lpath management team, including Mr. Atkinson and Drs. Woodnutt and Hsu, made a site visit to Company A's corporate headquarters and lab facilities. During this site visit, the Lpath management team held a full day of due diligence meetings with Company A's personnel, and reviewed Company A's technology, service offerings, business pipeline and financial projections.

        On August 3, 2016, the representative of Piper Jaffray informed Mr. Atkinson that Apollo was interested in pursuing a potential strategic transaction with Lpath, but did not want to expend additional resources if it was forced to continue to negotiate alongside other companies. He then informed Mr. Atkinson that Apollo was willing to increase Lpath's post-closing ownership percentage to 4%. He then discussed the proposed terms of an exclusivity letter between Apollo and Lpath so that the parties could commence formal due diligence. Mr. Atkinson stated that Lpath appreciated Apollo's improved offer, but stressed that it would be unlikely that the Lpath board of directors would authorize Lpath to enter into an exclusive letter with Apollo. He also said that he would discuss the increased ownership percentage with the Lpath board of directors, but was not sure that a post-closing ownership percentage of 4% would be sufficient for Apollo to be selected by the Lpath board of directors. Mr. Atkinson requested that Apollo and its counsel review and comment on a draft Merger Agreement so that the parties could identify what other issues may exist between the parties. Mr. Atkinson noted that timing remained a concern for Lpath.

        Later on August 3, 2016, the representative of Piper Jaffray called Mr. Atkinson to discuss Apollo's willingness to increase its efforts and commitment to complete the strategic transaction process as quickly as possible. Mr. Atkinson asked about the prospect of Lpath spinning off its clinical assets into a separate entity so that existing Lpath stockholders could enjoy the benefits of Lpath's remaining assets. The representative of Piper Jaffray said that Apollo would only be open to this concept if Apollo was not required to provide any additional capital to Lpath for these activities. The representative of Piper Jaffray followed-up this phone call by sending Mr. Atkinson a proposed schedule detailing the steps and timeline to agree on terms between the parties, complete and sign a Merger Agreement, file a registration statement on Form S-4 and complete a strategic transaction between Lpath and Apollo.

        On August 4, 2016, the Lpath management team met with Mr. Petree to discuss the results of their site visit and further due diligence on Company A. Mr. Atkinson also updated Mr. Petree on his recent discussions with Apollo. Later that day, the Lpath management team also had a teleconference with Dr. Kisner to provide him with their assessment of Company A's technology and the potential business model and opportunity of the combined company. During these conversations, the Lpath management team discussed that Company A's financial projections were subject to risk and uncertainties and that its operating plan did not address all the costs associated with the combined company being a public reporting company.

        On the morning of August 5, 2016, the Lpath management team participated in a follow-up call with the representative of Piper Jaffray regarding the potential terms and timing of the Apollo strategic transaction. Mr. Atkinson stated that Lpath was still considering other opportunities and that the Lpath board of directors may not view the 4% ownership stake offered by Apollo as sufficient to select Apollo as Lpath's lead potential strategic transaction partner. Mr. Atkinson also reconfirmed that he did not believe the Lpath board of directors would be willing to give Apollo exclusivity at this time as a result of Apollo's proposal, the need for Apollo and Lpath to discuss the other terms involved in a potential strategic transaction and the status of Lpath's discussions with other parties. However, Mr. Atkinson noted that Lpath was willing to commence detailed due diligence with Apollo via each party's online data rooms, and that Lpath would instruct its legal counsel to prepare and send a draft of the Merger Agreement to Apollo's legal counsel, to help further the strategic transaction process. Mr. Atkinson requested that Apollo provide its comments to the Merger Agreement and a proposal on Lpath's ownership stake by August 11, 2016.

        Subsequently, on August 5, 2016, the Lpath board of directors held a telephonic board meeting to review the status of potential strategic transaction opportunities, including Apollo, Company A, Companies B/D and Company C. At the start of the discussion, Mr. Ferrell disclosed to the full Lpath board of directors that his firm Athyrium Capital was the senior debt lender for Apollo. He discussed Athyrium's interest in Apollo, as well as his interests in Athyrium, as the managing partner of Athyrium. A number of questions were asked by the other members of the Lpath board of directors, and answered by Mr. Ferrell. Mr. Ferrell stated that Athyrium did not have a seat on the board of directors of Apollo, and as a result, had no knowledge that Apollo was seeking to complete a reverse merger or that it had commenced discussions with Lpath until he received Mr. Atkinson's email on July 22, 2016. Following this discussion, Lpath management and Mr. Petree reviewed the strategic alternatives evaluation process the Lpath board of directors had completed to date. With respect to Company C, Mr. Petree reported that Company C had not negotiated a term sheet with Lpath and had not secured commitments for the private financing it would be required to complete to support the operations of the combined company, and stated that it did not appear that Company C would be able to secure significant financing commitments in the near term. Based on this report, the Lpath board of directors determined that Lpath should cease pursuing a strategic transaction with Company C and focus its efforts on the other potential strategic transactions.

        Messrs. Atkinson and Petree then discussed the respective terms and conditions currently being offered by Apollo and Company A. With respect to Apollo, they confirmed that Apollo had agreed to increase the ownership interest Lpath's existing security holders would hold in the combined company from 3.6% to 4.0%. They also discussed that Apollo continued to agree to raise $29 million from its existing investors in a private financing and to convert its outstanding convertible debt into Apollo capital stock prior to the closing of the proposed transaction with Lpath. Mr. Atkinson reported that Apollo had not confirmed the pre-financing valuation its existing investors had assigned to Apollo in the proposed $29 million private financing. Messrs. Atkinson and Petree discussed that the valuation assigned to Apollo in the private financing would be the best approximation for determining the valuation Apollo was assigning to Lpath in the proposed transaction. Following a discussion, the Lpath board of directors directed Mr. Atkinson to request Apollo to provide the valuation its existing investors had assigned to Apollo in the proposed private financing.

        With respect to Company A, Mr. Atkinson discussed that Company A had provided a revised draft of the merger agreement to Lpath late on the evening of August 4, and that the Lpath management team and Lpath's legal counsel had only had a few hours to review the revised draft. He also confirmed that he had not had an opportunity to discuss the revised merger agreement with Company A. He then explained that based on an initial review of the revised merger agreement, Company A had reduced the valuation assigned to Lpath in the proposed merger transaction from $7 million to a valuation based on the sum of $4.5 million plus Lpath's available cash at the closing of the transaction. He also discussed that Company A had revised the definition of available cash in the merger agreement from the definition proposed by Lpath such that Lpath's available cash would not exclude the deduction of all of Lpath's indebtedness, including any costs and expenses related to and payable upon the closing of the proposed transaction. Based on this revised definition of available cash, Mr. Atkinson estimated that Lpath could potentially have between $500,000 and $1.5 million in available cash at the closing of the potential merger transaction depending on how fast Lpath and Company A could negotiate and execute the merger agreement and obtain the required Lpath stockholder approvals necessary to close the proposed transaction. As a result, Mr. Atkinson stated that Company A was effectively assigning a value of $5 million to $6 million to Lpath in the proposed transaction, while maintaining the value of Company A at $14 million. He further stated that if Company A raised $6 million in a private financing immediately prior to the closing of the proposed transaction, Lpath's existing security holders would hold between 20% to 23% of the combined company. Mr. Atkinson also noted that Company A had removed the closing condition that Company A would be required to have raised at least $5 million in the private financing it planned to pursue in connection with the closing of the proposed transaction.

        Messrs. Atkinson and Petree then summarized their recent meeting with the chief executive officers of Company B and Company D. They discussed the binding term sheet Company B and Company D had signed to merge their two companies. They then discussed that while Companies B/D had expressed an interest in continuing to pursue a strategic transaction with Lpath, neither Company B and Company D had provided Lpath with a revised term sheet that clearly outlined the proposed terms of the three-way strategic transaction with Lpath. As a result, they stated that they could not inform the Lpath board of directors on what ownership or value would be attributed to the Lpath stockholders in the potential strategic transaction. They also discussed that even though Company B and Company D had entered into a binding letter of intent on July 11, 2016, these parties reported that they had not prepared a draft merger agreement for their proposed transaction. Mr. Atkinson then discussed the timeline for a potential strategic transaction with these parties, including the potential delays associated with negotiating a three-way transaction. The Lpath board of directors discussed the risks, uncertainties, increased costs and potential delay in pursuing a potential strategic transaction involving both Company B and Company D, especially given Company B's requirements to file a Form S-4 registration statement for the proposed strategic transaction and to hold a special meeting of its stockholders to approve the transaction with Company D.

        Messrs. Atkinson and Petree then discussed the due diligence Lpath had conducted on Apollo and Company A, as well as the additional due diligence Lpath planned to complete. They also discussed the status of the due diligence these companies had completed on Lpath, and the respective steps these companies had identified that must be completed before they would have the necessary approval from their respective boards of directors and significant stockholders to enter into a strategic transaction with Lpath. They then discussed the potential risks and uncertainties associated with each potential transaction, and the respective timelines to enter into a Merger Agreement and complete a strategic transaction. Following further discussion, Mr. Atkinson then discussed Lpath's financial position, and reviewed Lpath operating costs and runway estimates. He analyzed Lpath's estimated costs and cash positions for each strategic transaction. He also analyzed Lpath's costs and cash position in the event the Lpath board of directors approved a strategic transaction, but Lpath was not successful in completing the strategic transaction.

        The Lpath board of directors then convened in executive session, without the presence of Mr. Ferrell. Mr. Petree led the remaining members of the Lpath board of directors in a further discussion of the current cash position of Lpath, and the various strategic alternatives being considered by Lpath. The Lpath board members participated in a discussion of these considerations, including the potential benefits and the potential risks and uncertainties associated with each of the potential strategic transactions. They also discussed the proposed economic terms Lpath's existing security holders could expect in the potential strategic transactions with Apollo and Company A, including the relative value assigned to the shares that would be held by the existing Lpath stockholders based on the respective valuations assigned to Apollo and Company A in the private financings these companies agreed to pursue in connection with the closing of the potential strategic transaction. A discussion ensued regarding the ability of these potential strategic transactions to enhance Lpath stockholder value, including a discussion of the market potential of the respective products, services and technologies being offered by Apollo and Company A and the potential impact of Company A's requirement to secure additional funding after the closing of a strategic transaction with Lpath to support the combined company's operations. Following this discussion, the Lpath board of directors determined that it continued to be in the best interests of Lpath and its stockholders to pursue the completion of a strategic transaction, rather than to wind down Lpath to return any remaining cash to stockholders. The Lpath board of directors then discussed Lpath's next steps with each of these potential strategic partners, and directed Lpath management to continue to pursue the potential strategic transactions with Apollo and Company A. The Lpath board of directors also directed Lpath management to request a term sheet from Companies B/D that would clarify the proposed structure and timeline for the three-way strategic transaction and state the ownership percentage and value assigned to the Lpath stockholders in the proposed transaction.

        On August 7, 2016, the representative of Piper Jaffray emailed Mr. Atkinson and indicated that Apollo was interested in commencing its due diligence review of Lpath and receiving a draft of Lpath's proposed Merger Agreement. The representative of Piper Jaffray stated that Apollo would provide an updated proposal on Lpath's post-closing ownership following a meeting of the Apollo board of directors scheduled to occur on August 11, 2016.

        On August 8, 2016, Lpath management held a teleconference with the general manager of Company A to discuss Company A's projected revenues, operating plan and estimated burn rate for the combined company. Lpath management asked a number of questions regarding the revenues and operating expenses Company A had projected. On August 8, 2015, the chief executive officer of Company A sent an agreement to extend the term of the stand-still period between Lpath and Company A. Lpath did not sign the stand-still extension agreement. Mr. Atkinson responded to the communication from the chief executive officer of Company A by indicating that the Lpath board of directors would not consider signing the stand-still extension agreement until Lpath had an opportunity to confirm the interest of potential investors in financing Company A in connection with the closing of the potential strategic transaction.

        On the evening of August 8, 2016, Lpath provided draft merger documents to Apollo's legal counsel for review.

        On August 8, 2016, Lpath granted Apollo and its financial, legal and accounting advisors access to the Lpath data room. Between August 8 and August 15, 2016, there were multiple due diligence calls and email exchanges between Lpath, Apollo and their respective financial, legal and accounting advisors.

        On August 9, 2016, the chief executive officer of Company D called Mr. Atkinson and stated that Company D would like to pursue a strategic transaction directly with Lpath, rather than the three-way transaction he had previously discussed with Lpath that also involved Company B. Mr. Atkinson asked about Company D's binding letter of intent to complete a merger with Company B. The chief executive officer of Company D stated that he believed that Company B would agree to allow Company D to pursue a strategic transaction directly with Lpath as long as Company B was compensated for agreeing to terminate the binding letter of intent it had entered into with Company D. Mr. Atkinson reminded the chief executive officer of Company D that Lpath was pursuing other potential strategic transactions, and stated that if Company D wanted to continue to participate in Lpath's strategic alternatives process it would need to submit a term sheet outlining the terms of the proposed strategic transaction between Lpath and Company D as well as Company D's resolution of its binding letter of intent with Company B.

        On August 10, 2016, Apollo granted Lpath access to its online data room.

        On August 10, 2016, Mr. Atkinson received an email communication from Company B's legal counsel indicating that Company B had agreed to allow Mr. Atkinson and the chief executive officer of Company D to discuss a potential strategic transaction between Lpath and Company D.

        On August 10, 2016, Mr. Atkinson spoke to the chief executive officer of Company A regarding the open issues in the proposed strategic transaction between Lpath and Company A, including the need for Lpath to confirm the interest of the potential investors in Company A in financing Company A in connection with the closing of the potential strategic transaction. The other open matters discussed included: (i) the status of Company A's efforts to obtain commitments from investors for the funding that would be required for the combined company; (ii) the respective available cash thresholds Lpath and Company A would be required to have at the closing of the proposed transaction to satisfy their respective closing conditions; (iii) how the definition of available cash would be calculated for each party, including whether Lpath and Company A could exclude the deduction of costs and expenses payable in connection with the closing of the proposed transaction from the calculation of their respective available cash balances at such time; and (iv) whether Lpath could exclude outstanding warrants and equity awards that were out-of-the-money when determining Lpath's outstanding capitalization for purposes of calculating the exchange ratio between Lpath and Company A. Mr. Atkinson also stated that Lpath was not prepared to sign the standstill extension agreement with Company A.

        On August 11, 2016, Apollo convened a telephonic meeting of its board of directors to discuss the ongoing negotiations with Lpath, the due diligence process, and other potential opportunities.

        On August 11, 2016, Mr. Atkinson received a call from the chief executive officer of Company D outlining the proposed terms of a potential transaction between Lpath and Company D. The proposed terms treated the stockholders of Company D more favorably than the existing Lpath stockholders by providing them with a right to receive a 10% royalty on future sales by the combined company and by issuing them senior notes that would require the combined company to repay these obligations in cash over time. In addition, the proposed terms provided that Company B would receive a 17% interest in the combined company as compensation for agreeing to terminate its binding letter of intent with Company D. During this discussion, Mr. Atkinson explained that the Lpath board of directors was looking to complete transaction with standard terms, and that the Lpath board of directors would not likely accept a transaction in which the Lpath stockholders were treated unfavorably compared to the other stockholders in the combined company. He then encouraged the chief executive officer of Company D to consider offering revised terms for the proposed strategic transaction.

        On August 12, 2016, Lpath's and Apollo's respective legal counsel discussed the status of Apollo's comments to the draft merger documents.

        On August 12, 2016, Mr. Atkinson and the representative of Piper Jaffray had a status call. The representative of Piper Jaffray stated that the Apollo board of directors was interested in moving forward with a potential strategic transaction with Lpath and expending time and resources necessary to do so. He noted, however, that Apollo's proposal for Lpath's post-closing ownership remained at 4%. Mr. Atkinson and the representative of Piper Jaffray then discussed the relative valuations assumed for Lpath and Apollo based on the 4% post-closing ownership. Mr. Atkinson discussed that the Lpath board of directors would not be comfortable with the valuation assigned to Lpath by Apollo until Apollo had disclosed the valuation that Apollo's existing investors would be assigning to Apollo in the proposed $29 million private financing proposed to be completed immediately prior to the closing of the proposed transaction between Apollo and Lpath. Following this discussion, the representative of Piper Jaffray indicated that the Apollo board of directors had not flatly ruled-out exceeding the 4% ownership stake for Lpath. The representative of Piper Jaffray noted that Apollo was pushing the transaction forward and was engaging with its investors to line up the private financing, which would be expected to close concurrently with the strategic transaction. He then suggested that Apollo's chief executive officer, Todd Newton, speak with one or more of the members of the Lpath board of directors prior to Lpath's board meeting on August 15, 2016 regarding Apollo and its business and opportunities.

        On August 14, 2016, Apollo's legal counsel circulated a revised draft of the Merger Agreement to Lpath's legal counsel, noting the outstanding issues remaining to be resolved between Lpath and Apollo. The outstanding issues included: (i) an Apollo added closing condition requiring Lpath's net cash to exceed its debt at the closing of the potential transaction; (ii) Apollo's definition of net cash that required Lpath to deduct all transaction costs and expenses, all potential severance and change of control payments payable to Lpath's officers and employees and all retention amounts payable under Lpath's insurance policies; (iii) Apollo did not commit to a firm capital amount it planned to raise in the private financing to be closed in connection with the potential transaction; (iv) the draft did not address the conversion of Apollo's outstanding convertible debt into Apollo capital stock in connection with the closing of the potential transaction; and (v) Apollo added a requirement for Lpath to pay a break-up fee in the event the Merger Agreement executed by the parties was terminated under certain conditions.

        Between August 8 and August 14, 2016, Mr. Newton conferred with members of the strategic transactions committee and the board of directors of Apollo regarding the status of discussions on the merger and the Merger Agreement.

        On the morning of August 15, 2016, Mr. Newton spoke by phone to Messrs. Atkinson and Petree and Dr. Kisner regarding Apollo's existing business and future opportunities. There was no discussion of the proposed deal terms, but Mr. Newton answered questions from the Lpath participants regarding Apollo's existing business and future opportunities.

        Also on the morning of August 15, 2016, Messrs. Atkinson and Petree and Drs. Hsu and the chief executive officer of Company A held a conference call with the potential lead investor in the proposed private financing that Company A would be required to complete simultaneously with the closing of the strategic transaction. This individual confirmed that he had assembled a group of investors that had committed to invest $2 million in the private financing contemplated by Company A.

        On the afternoon of August 15, 2016, the Lpath board of directors held a meeting to review the status of potential strategic transactions, including with Apollo, Company A and Companies B/D. Mr. Ferrell reminded the members of the Lpath board about the interests his firm, Athyrium Capital, has in Apollo, as well as his interests in Athyrium. Following this discussion, Messrs. Atkinson and Petree discussed the respective terms and conditions currently being offered by Apollo and Company A, and reported the respective economic terms proposed by Apollo and Company A had not changed since the August 5 meeting of the Lpath board of directors. At that time, Mr. Atkinson confirmed that he had not received a revised written term sheet from Companies B/D that outlined the terms of the proposed strategic transaction between Lpath and Company D. He then reviewed the last oral terms offered by the chief executive officer of Company D, which included royalty and convertible debt rights for the stockholders of Company D, but not for the existing Lpath stockholders, and the issuance of 17% of the stock of the combined company to Company B as compensation for Company B agreeing to terminate its binding letter of intent with Company D. The members of the Lpath board of directors discussed the unbalanced proposed treatment of the existing Lpath stockholders under the proposed terms and the complexity, risks, uncertainties and delay resulting from attempting to negotiate a strategic transaction with Companies B/D. Following this discussion, the Lpath board of directors determined that Lpath should not continue to pursue a potential strategic transaction with Company B or Company D due to the complexity, risks, uncertainties and likely delays inherent in attempting to reach an agreement on a strategic transaction with these two companies.

        Messrs. Atkinson and Petree then discussed the status of the due diligence processes Lpath had engaged in with Apollo and Company A, and the respective steps these companies had identified that must be completed before they would have the necessary approval from their respective boards of directors and significant stockholders to enter into a strategic transaction with Lpath. They then discussed the potential risks and uncertainties associated with the potential strategic transactions with Apollo and Company A, and the respective timelines.

        With respect to the proposed Company A transaction, Mr. Atkinson and Lpath's legal counsel reviewed the NASDAQ initial listing requirements that would be applicable to the combined company, including the requirement to have at least a $15 million public float valuation. They discussed the current ownership of Company A, and the inability to include the shares held by Company A's officers, directors and 10% or greater stockholders in the public float calculations. They discussed that Company A's chief executive officer currently held a significant majority of Company A's capital stock. They also discussed the potential impact the size of the private financing would have on the public float requirement, including the potential inability to meet the public float valuation if Company A could not raise at least $5 million in financing. Mr. Atkinson then discussed additional risks related to the combined company's ability to satisfying the minimum public float valuation, including the ability and willingness of Company A's significant stockholders to transfer a portion of their ownership in Company A to trusts and whether the market value of Lpath's common stock would increase once the proposed strategic transaction is publicly announced. Following a discussion, the Lpath board of directors requested Mr. Atkinson to continue to work with Lpath's legal counsel, its NASDAQ consultant, and Company A on the potential NASDAQ listing issue, and to provide a report to the Lpath board of directors.

        The Lpath board of directors then convened in executive session, without the presence of Mr. Ferrell. Mr. Petree led the remaining members of the Lpath board in a discussion of the current cash position of Lpath, and the various strategic alternatives being considered by Lpath. The board members participated in a discussion of these considerations, including the potential benefits and the potential risks and uncertainties associated with the potential strategic transactions with Apollo and Company A. They also discussed the proposed economic terms Lpath's existing security holders would receive in each of these strategic transactions. A discussion ensued regarding the ability of the strategic transactions to enhance Lpath stockholder value, including the relative value assigned to the shares that would be held by the existing Lpath stockholders based on the respective valuations assigned to Apollo and Company A in the private financings these companies agreed to pursue in connection with the closing of the potential strategic transactions. Following this discussion, the Lpath board of directors determined that it continued to be in the best interests of Lpath and its stockholders to pursue the completion of a strategic transaction, rather than to wind down Lpath and return any remaining cash to stockholders. The members of the Lpath board of directors then discussed their recommendation to continue to pursue the potential strategic transactions with both Apollo and Company A. A discussion then ensued regarding the timeline for the Lpath board of directors to make a formal decision and recommendation on one of the potential strategic transactions.

        Following the Lpath board meeting on August 15, 2016, Lpath management had a conference call with the representative of Piper Jaffray to review the key unresolved deal points with the potential Apollo strategic transaction. Mr. Atkinson highlighted Lpath's key open issues, which included, among other items:

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  Lpath's request to receive more than 4% ownership in the combined entity;

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  Lpath's request for an acknowledgement in the Merger Agreement that Apollo would complete a $29 million private financing and convert its outstanding convertible debt into Apollo capital stock in connection with the closing of the strategic transaction;

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  Lpath's concern regarding Apollo's broadening of the circumstances under which a break-fee would be payable by Lpath if the Merger Agreement is terminated. Lpath was concerned that it would not be able to pay a break-fee and requested that if a break-fee was to be included, that it be reciprocal and only apply if Lpath's board of directors or stockholders did not approve the proposed strategic transaction or selected an alternative strategic transaction; and

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  Apollo's requirement for Lpath's net cash to exceed its debt at the closing of the potential transaction and the associated definition of net cash, including the costs and expenses Lpath would be required to deduct from its cash balance in calculating its net cash for purposes of the Merger Agreement.

        On August 16, 2016, Mr. Atkinson held a conference call with Lpath's NASDAQ consultant and legal counsel from both Lpath and Company A to discuss the ability of the combined company to satisfy the applicable NASDAQ listing requirements. They discussed potential strategies the combined company could pursue to attempt to comply with NASDAQ's listing requirements. During this call, the parties discussed the risks and uncertainties involved with the combined company's ability to comply with NASDAQ's requirement to have a minimum public float of $15 million, including that Company A's chief executive officer owned a significant majority of Company A and, as a result, his shares would not be counted in the public float calculations, the ability of Company A to complete a private financing of at least $5 million on a timely basis, and whether Lpath's stock price would increase following the public announcement of the proposed strategic transaction. They also discussed the potential impact of receiving a NASDAQ delisting notice in connection with the proposed strategic transaction and the potential opportunity for the combined company to appeal any NASDAQ delisting decision. Based on this discussion, the ability of the combined company to comply with NASDAQ's listing requirements continued to be uncertain, and would depend on the size of Company A's private financing, the ability of Company A's significant stockholders to transfer a portion of their ownership in Company A to trusts and the public market reaction to the proposed strategic transaction.

        On August 16, 2016, the representative of Piper Jaffray informed Mr. Atkinson that Apollo and its investors were working to finalize the terms of the $29 million concurrent private financing. The representative of Piper Jaffray and Mr. Atkinson discussed Apollo's initial position on the remaining outstanding terms noted by Lpath the prior day based on the revised Merger Agreement it had received from Apollo. The representative of Piper Jaffray noted that Apollo was considering whether it should cover certain potential costs of Lpath incurred in connection with the consummation of the merger, but was currently undecided. He said that Apollo's initial proposal on the break-fees from August 14, 2016 would not change, though Apollo was open to a lawyer-to-lawyer discussion to finalize the language in the Merger Agreement.

        On August 18, 2016, representatives from Apollo and Lpath, including their respective intellectual property counsel, held a telephonic due diligence call regarding Apollo's intellectual property portfolio.

        Later on August 18, 2016, the representative of Piper Jaffray spoke with Mr. Atkinson and provided an update on the continued progress of Apollo's private financing. Mr. Atkinson discussed some follow-up diligence matters related to the recent due diligence meeting the parties held on Apollo's intellectual property. They also discussed the respective ownership percentages of the Lpath and Apollo security holders in the combined company.

        On August 18, 2016, Lpath's legal counsel provided a revised draft merger documents to Company A, noting the outstanding issues remaining to be resolved between Lpath and Company A, including the definitions related to the available cash Company A was requiring Lpath to have at closing. Lpath's legal counsel noted that Lpath remained unwilling to sign the stand-still extension letter proposed by Company A until Lpath could determine that the parties could reach an agreement on the outstanding issues related to the proposed strategic transaction.

        Between August 18 and August 23, 2016, Mr. Newton conferred with members of the strategic transactions committee and the board of directors of Apollo regarding the status of discussions on the merger and the Merger Agreement and other opportunities being considered.

        On August 19, 2016, Company A's chief executive officer sent Lpath an extension to the Company A stand-still agreement, and informed Mr. Atkinson that Company A would not engage in any further discussions or negotiations with Lpath unless Lpath agreed to sign the stand-still extension.

        On August 19, 2016, Mr. Newton and Mr. Atkinson held a call to discuss the remaining open issues in the proposed transaction between Lpath and Apollo that Mr. Atkinson had previously discussed with the representative of Piper Jaffray. They discussed the Apollo private financing, and Mr. Newton said that the valuation of Apollo, as evidenced by the terms of the $29 million financing, was the foundation of Apollo's offer of a 4% ownership percentage for Lpath's existing security holders in the combined company.

        Later on August 19, 2016, Lpath's legal counsel circulated a revised draft of the Merger Agreement to Apollo's legal counsel.

        On August 22, 2016, Mr. Atkinson and the representative of Piper Jaffray discussed various open issues relating to the Merger Agreement, including the relative ownership percentage of the Lpath and Apollo security holders in the combined company and the treatment of Lpath's options and warrants with exercise prices that are significantly higher than the current value of Lpath common stock. Mr. Atkinson stated the reasons why Lpath's ownership percentage should not include options and warrants that were significantly out-of-the-money. The representative of Piper Jaffray agreed to discuss this matter with Apollo. The representative from Piper Jaffray asked whether Lpath shareholders holding 5% and greater of Lpath's issued and outstanding stock would deliver agreements obligating them to support the merger.

        On the evening of August 22, 2016, Mr. Newton of Apollo and a representative of Piper Jaffray met with Messrs. Atkinson and Petree of Lpath in San Diego. The participants discussed open issues associated with the Merger Agreement. During this meeting, Mr. Newton confirmed that the major investors had agreed to a pre-financing value of approximately $211 million for Apollo for purposes of the $29 million private financing to be completed by Apollo prior to the transaction with Lpath resulting in a post-financing value of approximately $240 million for Apollo. The parties discussed that Lpath's valuation would be $10 million based on Apollo's post-financing valuation, resulting in the 4% ownership percentage being offered to Lpath's existing security holders in the combined company. The other open matters the parties discussed included (i) the closing condition requiring Lpath's net cash to exceed its debt at the closing of the potential transaction; (ii) Apollo's definition of net cash and the costs and expenses Lpath would be required to deduct from its cash balance in calculating its net cash for purposes of the Merger Agreement; (iii) confirmation that Apollo expected to convert its outstanding convertible debt into Apollo capital stock in connection with the closing of the potential transaction; and (iv) the break-up fees payable to Apollo pursuant to the Merger Agreement.

        Between August 11 and August 22, 2016, Mr. Newton conferred with members of the strategic transactions committee and the board of directors of Apollo regarding the status of discussions with Lpath on the merger, the Merger Agreement, and other opportunities being considered.

        On August 23, 2016, the representative of Piper Jaffray spoke with Mr. Atkinson regarding Apollo's positions on the open matters in the proposed Merger Agreement. The representative from Piper Jaffray indicated that Apollo had agreed to include the $29 million private financing and the conversion of all of Apollo's outstanding convertible debt into Apollo capital stock as closing conditions in the Merger Agreement. He also stated that Apollo was willing to cover certain potential costs of Lpath incurred in connection with the consummation merger, but had not agreed with Lpath's revised definition of net cash in the Merger Agreement. In addition, Apollo did not change its offer of 4% Lpath ownership of the post-closing company.

        On August 23, 2016, the Apollo board of directors met with its legal counsel to discuss the status of negotiations on the merger and Merger Agreement, as well as matters relating to due diligence. The board of directors of Apollo also discussed other opportunities being considered. In addition, the board of directors of Apollo discussed the proposed concurrent financing.

        On August 23, 2016, the Lpath board of directors held a meeting to review the status of the potential strategic transactions with Apollo and Company A. Mr. Ferrell reminded the members of the Lpath board of directors about the interests his firm Athyrium Capital has in Apollo, as well as his interests in Athyrium. Following this discussion, Lpath management and Mr. Petree discussed the respective deal terms and conditions currently being offered by Apollo and Company A.

        Messrs. Atkinson and Petree reported on their discussions with Company A's chief executive officer, and a potential investor in Company A, regarding the private financing Company A would be required to complete in conjunction with the consummation of the proposed merger. A discussion ensued regarding the risks and uncertainties that remained with Company A's financing plans and the ability of Company A to raise at least $5 or $6 million to support the operations of the combined company. Mr. Atkinson reported on Lpath's assessment of the burn rate of the combined company and the projections provided by Company A. He also reported the risks related to Company A's preparedness to meet the reporting and the financial and internal control requirements of a publicly traded company.

        Messrs. Atkinson and Petree then led a discussion regarding the proposed economic terms Lpath could expect from the Company A transaction, including the value that would be retained by Lpath's stockholders based on the valuation assigned to Company A in the private financing Company A would need to complete in connection with the closing of the strategic transaction. Mr. Atkinson confirmed that Company A had not changed its position that Lpath's valuation would be based on $4.5 million plus Lpath's available cash at the closing of the proposed transaction, which could potentially range between $500,000 and $1.5 million based on the timing for the closing of the proposed transaction and whether Company A would allow Lpath to exclude the deduction of certain costs and expenses that would be payable upon the closing of the proposed transaction. He then reviewed the NASDAQ initial listing requirements that would be applicable to the combined company, including the requirement for the combined company to have a $15 million public float valuation. He discussed the current ownership of Company A, and steps Company A could potentially take to allow more shares to be included in the public float calculation. He also discussed the impact the size of the private financing would have on the public float test. Lpath legal counsel reported on Lpath's discussions with its NASDAQ consultant regarding the public float test, and how NASDAQ would likely interpret the SEC's beneficial ownership requirements. Mr. Atkinson then reported on the impact Lpath's market valuation, which would be based on its stock price at the closing of the potential strategic transaction, would have on the combined company's ability to satisfy the NASDAQ public float test. Based on this discussion, the Lpath board of directors continued to conclude that there were risks and uncertainties regarding the ability of the combined company to comply with NASDAQ's listing requirements, and that the ability of the combined company to satisfy these requirements would depend on the size of Company A's private financing, the ability of Company A's significant stockholders to transfer a portion of their ownership in Company A to trusts and the public market reaction to the proposed transaction.

        Messrs. Atkinson and Petree then discussed the terms and conditions of the proposed transaction with Apollo, including the potential timeline and remaining obstacles to signing a Merger Agreement with Apollo. He discussed that Apollo's offer of 4% ownership in the combined company valuing Lpath at $10 million was consistent with the valuation assigned to Apollo by its existing investors in connection with the $29 million private financing to be closed immediately prior to the completion of the proposed transaction between Apollo and Lpath. They discussed the status of the proposed Merger Agreement with Apollo, and reported that Apollo had agreed in principal to the major deal issues the parties had discussed. Mr. Atkinson discussed the remaining terms to be resolved in the proposed Merger Agreement, which included the definition of Lpath's net cash and the size of the potential break-up fees that Lpath may be required to pay upon the termination of the Merger Agreement under certain conditions.

        Mr. Atkinson then reported on his discussions with Apollo regarding the prospect of Lpath spinning off its clinical assets into a separate entity, including Apollo's position that it would be open to this concept only if it was not required to provide any additional capital to Lpath for these activities. Mr. Atkinson discussed Lpath's current cash position, and Lpath's inability to fund a separate entity to pursue the sale of Lpath's clinical assets without obtaining significant resources and support from Apollo. He then reported on the status of Lpath's discussions with pharmaceutical companies regarding partnering and/or licensing opportunities for its current drug candidates. He discussed the potential time and resources Lpath would potentially be required to invest to identify and negotiate a potential licensing/partnering transaction, if it could do so at all. He also discussed the long timeline for a potential payout to Lpath's stockholders as a result a licensing/partnering transaction, assuming Lpath could successfully enter into such a transaction. The Lpath board of directors discussed Lpath's inability to secure a partnering/licensing transaction since May 2015, and the risk and uncertainties of Lpath securing such a transaction on favorable terms to the Lpath stockholders. Following this discussion, the Lpath board of directors determined that it would be in the best interests of Lpath's stockholders to pursue other open deal points in the proposed strategic transaction with Apollo, rather than to pursue Apollo's support to spin-off or otherwise separate Lpath's existing clinical assets for an uncertain opportunity to enter into a licensing/partnering transaction for its drug candidates.

        Messrs. Atkinson and Petree then reported on their further discussions with Apollo regarding the status of Apollo's proposed private financing, including the implied valuation of Apollo based on the terms of the financing. They also discussed Apollo's balance sheet and the further actions Apollo planned to take to convert its outstanding convertible debt into shares of Apollo common stock prior to the closing of the proposed strategic transaction. Mr. Atkinson reported on Apollo's moderate burn rate and the potential ability of the combined company, as an operating company with an established revenue base, existing sales and marketing personnel and infrastructure, a worldwide distribution network, recently launched products with growth potential and total global revenue of approximately $70 million, to become cash-flow positive before requiring additional funds. He also reported on his assessment of Apollo's preparedness to meet the reporting and the financial and internal control requirements of a publicly-traded company.

        The Lpath board of directors then met in executive session, without the presence of Mr. Ferrell. Mr. Petree then led the remaining members of the board in a discussion of the current cash position of Lpath, and the various strategic alternatives being considered by Lpath. The remaining members of the Lpath board participated in a discussion of these considerations, including the potential benefits and the potential risks and uncertainties associated with the potential strategic transactions with Apollo and Company A. They also discussed the proposed economic terms the Lpath stockholders could expect in each potential transaction, and the ability of the potential strategic transactions to enhance Lpath stockholder value.

        The remaining members of the Lpath board discussed the enhanced risks and uncertainties in pursuing a strategic transaction with Company A, as compared to the Apollo transaction, including, among other items:

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  Company A was offering less value than Apollo to the existing Lpath stockholders, based on the value of the shares that would be held by the existing Lpath stockholders calculated using the respective valuations assigned to Apollo and Company A in the private financings these companies agreed to pursue in connection with the closing of a potential strategic transaction with Lpath, which was $10 million in the case of the proposed Apollo transaction and approximately $5 million to $6 million in the case of the proposed Company A transaction;

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  the ability of Company A to successfully complete a private financing on a timely basis of at least $5 million to $6 million in size, especially considering that Company A had only secured $2 million in formal commitments to date;

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  the ability of the combined company to satisfy NASDAQ's initial listing requirements;

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  the preparedness of Company A to comply with the reporting and the financial and internal control requirements required by the SEC for public reporting companies;

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  the requirement of the combined company to raise additional funds in the near term following the closing of the transaction; and

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  Company A's unwillingness to continue to have discussions with Lpath unless Lpath agreed to an extension of the stand-still agreement, which could potentially subject Lpath to financial penalties if Lpath elected to pursue the Apollo transaction during the stand-still term.

        Following this discussion, the remaining members of the Lpath board determined that it continued to be in the best interests of Lpath and its stockholders to pursue the completion of a strategic transaction, rather than to wind down Lpath and return any remaining cash to stockholders. They then discussed their recommendation to pursue the Apollo transaction rather than a transaction with Company A as a result of the risks and uncertainties associated with a potential strategic transaction with Company A as noted above. They then discussed Lpath's ability to negotiate with Apollo for an increased ownership percentage for the Lpath security holders in the combined company. The board of directors of Lpath then requested Messrs. Petree and Atkinson to request and negotiate an increased ownership percentage with Apollo and to continue to finalize the Merger Agreement with Apollo.

        Later on August 23, 2016, Mr. Petree spoke to Mr. Newton regarding the terms of the proposed strategic transaction between Lpath and Apollo. Their discussion focused on the ownership of the Lpath security holders in the combined company. During this discussion, they did not agree on an exact ownership percentage for the Lpath security holders, but they did agree to consult with their respective advisors and boards of directors and discuss the matter the following day.

        Also on the evening of August 23, 2016, Apollo's legal counsel circulated a revised draft of the Merger Agreement to Lpath's legal counsel. In the revised draft, Apollo changed the definition of Lpath's outstanding stock for purposes of calculating the exchange ratio under the Merger Agreement to include all outstanding warrants and equity awards to acquire Lpath common stock, regardless of whether the warrants and equity awards were out-of-the-money or not based on the trading price of Lpath's common stock on the NASDAQ Stock Market. In the prior versions of the Merger Agreement, Lpath had excluded any out-of-the-money warrants and equity awards from the definition of its outstanding stock for purposes of calculating the exchange ratio under the Merger Agreement.

        On August 24, 2016, Mr. Newton and Mr. Petree spoke again. Mr. Newton confirmed that Apollo would be willing to exclude Lpath's out-of-the-money stock options and warrants having an exercise price above $3.92 from the calculation of Lpath's outstanding equity, provided that Lpath accept a 4.2% ownership percentage in the combined company. Mr. Petree acknowledged Apollo's offer, and agreed to present the 95.8% to 4.2% split for consideration by the Lpath board of directors. The increase in Lpath's ownership percentage in the combined company from 4% to 4.2% effectively increased the valuation assigned to Lpath in the proposed transaction with Apollo from $10 million to $10.5 million based on Apollo's valuation for purposes of the $29 million financing its major investors had agreed to in connection with the closing of the proposed transaction between Apollo and Lpath.

        Throughout August 24, 2016, Lpath's and Apollo's respective legal counsel exchanged changes to the Merger Agreement to reflect the new terms agreed to by Apollo and Lpath. Lpath's legal counsel also sent Lpath's draft disclosure schedules to Apollo's legal counsel.

        On August 25, 2016, Mr. Atkinson and the representative of Piper Jaffray discussed the status of the Merger Agreement, disclosure schedules and the proposed Apollo private financing.

        On August 26, 2016, Mr. Atkinson and the representative of Piper Jaffray discussed the potential timing for Apollo and Lpath to prepare and file the registration statement on Form S-4 for the proposed strategic transaction.

        On August 26, 2016, Apollo's legal counsel provided revised drafts of the support agreements to be signed by certain Apollo and Lpath stockholders to Lpath's legal counsel for review.

        On August 27, 2016, Apollo's legal counsel provided Apollo's draft disclosure schedules to Lpath's legal counsel for review.

        On August 29, 2016, Lpath's legal counsel, at the request of Mr. Atkinson, had a telephone call with Apollo's legal counsel regarding Lpath's estimated wind-down expenses and the potential risk that Lpath may not have enough cash to satisfy certain obligations set forth in the Merger Agreement based on the timeline Apollo proposed for signing and filing the registration statement on Form S-4 for the proposed merger.

        On August 29, 2016, Lpath's legal counsel circulated a revised Merger Agreement to Apollo's legal counsel. In the revised draft, Lpath kept the closing condition in which its net cash is required to exceed its debt at closing, but provided that if the closing of the proposed transaction occurred after October 31, 2016, Lpath's debt could exceed its net cash by the amount of $200,000 for each thirty-day period the closing date occured after October 31, 2016.

        On August 30, 2016, Mr. Atkinson and the representative of Piper Jaffray discussed Lpath's wind-down expenses and the proposed timeline to sign the Merger Agreement, file the registration statement on Form S-4 for the proposed merger and close the strategic transaction. They then discussed the proposed revisions in the Merger Agreement circulated by Lpath's legal counsel. The representative of Piper Jaffray communicated Apollo's opposition to directly providing funds to Lpath during the pre-closing period to support its operations, but stated that Apollo would consider the changes to the Merger Agreement to address Lpath's concerns.

        On August 31, 2016, the Apollo board of directors convened an in-person board meeting with its legal counsel. The participants discussed the private financing and the proposed merger with Lpath.

        On August 31, 2016, Mr. Atkinson, a representative of Gunderson, Lpath's outside legal counsel, and a representative of Piper Jaffray discussed Lpath's wind-down expenses. The representative of Piper Jaffray stated Apollo's position that Apollo expects Lpath to have net zero or positive cash at the time of closing, so Lpath would need to determine a solution to ensure that Lpath's cash is not less than zero.

        On September 2, 2016, Mr. Atkinson spoke with Mr. Newton to discuss Lpath's wind-down expenses and the timing for closing the proposed strategic transaction. Mr. Newton reiterated that all negotiations had been predicated on Lpath having zero or positive net cash at the closing and Apollo would need to be compensated if Lpath was unable to provide zero or positive net cash at the closing.

        Between September 2 and September 5, 2016, several discussions took place between respective legal counsel for Lpath and Apollo attempting to resolve the remaining open issue and finalize the Merger Agreement and related transaction documents.

        On September 5, 2016, legal counsel for Lpath delivered a revised version of the Merger Agreement to legal counsel for Apollo for review. In the revised Merger Agreement, Lpath proposed three different ways it could satisfy any potential shortage between its net cash and debt at the closing of the proposed transaction, including: (i) reducing Lpath's ownership percentage by up to 0.1% depending on the amount by which its debt exceeded its net cash at closing (but not by more than $250,000 in the aggregate); (ii) issuing Torreya Capital an additional warrant to purchase shares of Lpath common stock in lieu of a cash fee for the issuance of its fairness opinion; and (iii) allowing Lpath to raise additional funds by issuing shares of its common stock prior to the closing of the proposed transaction pursuant to its at-the-market sales program.

        Between August 31 and September 6, 2016, Mr. Newton conferred with members of the strategic transactions committee and the board of directors of Apollo regarding the status of discussions on the merger and the Merger Agreement.

        On September 6, 2016, Mr. Atkinson and a representative of Piper Jaffray discussed the potential alternatives for Lpath to ensure that Lpath's net cash at closing would be zero or positive. The representative of Piper Jaffray stated that Apollo's position is that if Lpath is not in a position of net zero or positive cash at the time of closing, then the Lpath ownership would be reduced from 4.2% to 4.1%. Based on the valuation attributed to Lpath in the proposed Apollo transaction, each 0.1% in ownership represents approximately $250,000 in valuation, which means that reducing Lpath's ownership percentage in the combined company from 4.2% to 4.1% would reduce the valuation attributable to Lpath from $10.5 million to $10.25 million.

        On September 6 and 7, 2016, the respective legal counsel for Lpath and Apollo finalized the transaction documents, and drafted provisions to address the agreements reached by the parties, including to reflect a reduction of 0.1% ownership to Lpath stockholders, optionholders and warrantholders in the event that Lpath's debt exceeds its net cash at the closing. Additionally, the parties agreed to a closing condition in favor of Apollo, pursuant to which Apollo would not be required to close the merger if Lpath's debt at the closing exceeds its net cash at the closing by more than $250,000 in the aggregate. Apollo did agree that Lpath could attempt to utilize its at-the-market sales program to raise funds to increase its net cash prior to the closing of the proposed transaction. Prior to the meeting of the Lpath board of directors on September 7, 2016, the representative of Piper Jaffray confirmed with Mr. Atkinson that the last proposed revisions to the Merger Agreement that the parties had exchanged were acceptable to Apollo.

        On the afternoon of September 7, 2016, the Lpath board of directors held a meeting which included Lpath's legal and financial advisors. During the meeting, a representative of Gunderson, Lpath's outside legal counsel, reviewed with the Lpath board of directors the fiduciary duties of the board members in the context of the proposed merger with Apollo. The representative of Gunderson also reviewed Athyrium Capital's interests in Apollo, and Mr. Ferrell's role and interests in Athyrium. He then reviewed the process for the Lpath board of directors to approve a transaction involving a potential interested director under Delaware law. The representative of Gunderson and members of Lpath's management then reviewed the key features of the proposed merger between Lpath and Apollo, including:

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  the structure and timing considerations;

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  the exchange ratio for the conversion of Apollo capital stock into Lpath common stock as well as the relative percentages of ownership of the existing Lpath stockholders, on the one hand, and the Apollo stockholders (including investors in Apollo's planned pre-merger financing), on the other hand, following the completion of the merger;

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  potential adjustments to the exchange ratio based on Lpath's cash and liabilities at the consummation of the proposed merger and steps provided in the Merger Agreement for Lpath to potentially raise additional funds or otherwise reduce its liabilities before the closing date;

  •
  the planned pre-merger financing of Apollo, including the signed Securities Purchase Agreements signed by the Apollo investors in the $29 million financing;

  •
  the conversion of Apollo's outstanding convertible debt at the closing;

  •
  the terms of support agreements from certain Apollo directors, officers, stockholders and affiliates, as well as Lpath executive officers and directors, to vote in favor of the proposed business combination;

  •
  the closing conditions in the proposed Merger Agreement, including the completion of the planned pre-merger financing of Apollo; and

  •
  the termination provisions and termination fees set forth in the proposed Merger Agreement.

        In addition, at the Lpath board meeting on September 7, 2016, representatives of Torreya Capital reviewed with the Lpath board of directors its financial analysis of the exchange ratio for the conversion of Apollo capital stock into Lpath common stock. The representatives from Torreya Capital then delivered an oral opinion, which was confirmed by delivery of a written opinion dated September 7, 2016, to the effect that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to Lpath.

        During the various presentations, the board of directors of Lpath asked questions and discussed the terms and features of the proposed merger, including provisions of the proposed Merger Agreement and related documentation. After the presentations, Mr. Ferrell left the board meeting and the remaining members of the Lpath board of directors engaged in a discussion of the proposed merger, the Merger Agreement and the contemplated transactions. Following this discussion, the remaining members of the Lpath board unanimously:

  •
  determined that the proposed merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Lpath and its stockholders;

  •
  deemed advisable and approved and adopted the proposed Merger Agreement and the transactions contemplated thereby, subject to the finalization of the proposed Merger Agreement and ancillary documents by Lpath's management in consultation with Lpath's legal counsel;

  •
  approved a reverse split of Lpath's common stock in a ratio to be determined by the Lpath board of directors;

  •
  approved the change of Lpath's corporate name to "Apollo Endosurgery, Inc." at the consummation of the merger; and

  •
  resolved to recommend that the Lpath stockholders vote to approve the merger, adopt the Merger Agreement, approve the reverse split of Lpath's common stock and the corporate name change and to approve and/or adopt the other transactions and arrangements as contemplated by the Merger Agreement, including the issuance of shares of Lpath common stock in the merger.

        At the September 7, 2016 meeting, the Lpath board of directors also discussed a further reduction in force of the remaining Lpath employees and steps Lpath could take to minimize its operating expenses through the date of the consummation of the proposed merger. The Lpath board of directors then approved an amendment to its engagement letter with Torreya Capital to allow Lpath to convert up to $100,000 of the cash fee otherwise payable to Torreya Capital upon issuance of its opinion into a warrant to purchase Lpath common stock, with the number of shares and exercise price for the warrant to be calculated in the same manner as the warrant Lpath is required issue to Torreya Capital for its financial advisory services upon the consummation of the proposed merger. Finally, the Lpath board of directors approved an amendment to the Lpath Bylaws selecting the Court of Chancery of the State of

Delaware as the exclusive forum for certain legal matters, determining that the amendment was in the best interests of Lpath and it stockholders.

        On September 7, 2016, the board of directors of Apollo held a telephonic meeting with Apollo's legal and financial advisors. The board of directors of Apollo acknowledged and discussed that they had met and discussed on numerous occasions, both formally and informally, the potential merits and risks to Apollo and its stockholders of the financing contemplated by the Securities Purchase Agreement, the merger and the Merger Agreement, the chronology of events leading to the proposals to approve such financing and the merger, the negotiations with the investors in such financing and with respect to the merger, and the terms and conditions of such financing and the merger, including of the potential merits and risks of the proposed transactions. A representative of Apollo's outside legal counsel summarized the process undertaken by Apollo leading to the proposed financing and merger. The board of directors of Apollo acknowledged the fact that the merger and the financing contemplated by the Securities Purchase Agreement may constitute a potential interested party transaction under Delaware law by virtue of certain directors' affiliations with venture capital funds that hold securities of Apollo. During the meeting, a representative of Apollo's outside legal counsel reviewed with the board of directors of Apollo the fiduciary duties of the board members in the context of the proposed merger and the financing contemplated by the Securities Purchase Agreement. Apollo's legal counsel summarized the terms and conditions of the proposed financing, the merger, the Merger Agreement and the related ancillary documents, including the support agreements signed by certain directors and officers owning securities of Apollo and Lpath, and answered directors' questions. After discussion, the board of directors of Apollo unanimously:

  •
  authorized and approved the financing contemplated by the Securities Purchase Agreement and the related amendment to Apollo's certificate of incorporation;

  •
  approved and adopted the Securities Purchase Agreement, the Third Amended and Restated Investors' Rights Agreement, as amended, and the Third Amended and Restated Stockholders Agreement;

  •
  determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Apollo and its stockholders;

  •
  authorized and approved the merger;

  •
  approved and adopted the Merger Agreement and related transaction documents, including the support agreements;

  •
  resolved to recommend that the stockholders of Apollo approve the financing contemplated by the Securities Purchase agreement and the related amendment to Apollo's certificate of incorporation, approve the merger, approve and adopt the Merger Agreement, and related matters; and

  •
  approved certain other related matters.

        Following the Lpath and Apollo board meetings through the early afternoon of September 8, 2016, the legal counsels of Apollo and Lpath finalized the proposed Merger Agreement, the respective disclosure schedules for Apollo and Lpath and the related agreements and exhibits attached to the Merger Agreement. After finalization, Lpath and Apollo exchanged signature pages to the Merger Agreement and the Merger Agreement was formally signed.

        Following the close of the NASDAQ Stock Market on September 8, 2016, Lpath and Apollo issued a joint press release announcing the execution of the Merger Agreement and the plans of Lpath and Apollo to consummate the merger and the related transactions.

        On October 7, 2016 in connection with a fee reimbursement pursuant to a letter agreement between Lpath and Company A, Lpath paid Company A $100,000 in cash and issued Company A 27,875 shares of Lpath common stock. In consideration of such issuance of Lpath common stock, Company A entered into a support agreement with Lpath whereby Company A agreed to vote in favor of the merger and the adoption of the Merger Agreement, the issuance of Lpath common stock in the merger pursuant to the Merger Agreement and the amendments to the Lpath amended and restated certificate of incorporation effecting the 1:5.5 reverse stock split, respectively, subject to the terms of the support agreement.

Lpath Reasons for the Merger

        The Lpath board of directors considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and the transactions contemplated thereby and to recommend that the Lpath stockholders approve the merger, adopt the Merger Agreement and approve the other transactions contemplated by the Merger Agreement, including the issuance of shares of Lpath common stock in the merger:

  •
  the Lpath board of directors believes, based in part on the judgment, advice and analysis of Lpath management with respect to the potential benefits of the merger (which judgment, advice and analysis was informed in part on the business, intellectual property, regulatory, financial, accounting and legal due diligence investigation performed with respect to Apollo), that:

  •
  the combined organization will be a leading provider of minimally-invasive interventional treatments for obesity;

  •
  Apollo has obtained the required regulatory clearances to market three products and has established a significant market position in the obesity market;

  •
  Apollo has a significant intellectual property position supporting the commercialization of its products;

  •
  the combined company will be led by Apollo's experienced senior management team and a well-qualified board of directors consisting of nine members designated by Apollo;

  •
  Apollo has commitments from its existing major investors, pursuant to executed Securities Purchase Agreements, for $29 million to fund the combined company's operations, which will enable Apollo to implement its near-term business plans. In addition, Apollo will enhance its balance sheet at the consummation of the merger by converting all of its outstanding convertible debt into Apollo common stock;

  •
  Apollo has delivered support agreements from certain of its officers, directors and 5% or greater stockholders, representing approximately 91.2% of Apollo's outstanding capital stock, in which each such individual or entity has agreed to vote in favor of the Merger Agreement and the related transactions. In addition, Apollo has agreed to submit written consents from a sufficient number of stockholders to approve the Merger Agreement and the related transactions within two business days of the effectiveness of this registration statement;

  •
  the combined company will be able to satisfy the initial listing application requirements of NASDAQ and to maintain Lpath's NASDAQ listing; and

  •
  Apollo has the ability to enter into an agreement for a combination and thereafter proceed in an orderly manner toward implementing the combination (necessitating, for example, the availability of the requisite financial statements to accompany a registration statement on Form S-4);

  •
  the Lpath board of directors also reviewed with the management of Lpath the current operating plans of Apollo to confirm the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on implementing Apollo's business plan and growing Apollo's business, rather than immediately being forced to pursue fundraising. The Lpath board of directors also considered the ability of Apollo to take advantage of the potential benefits resulting from becoming a public reporting company listed on NASDAQ should it be required to raise additional equity or debt in the future;

  •
  the Lpath board of directors considered the opportunity as a result of the merger for Lpath stockholders to participate in the potential increase in value that may result as Apollo continues to invest in pursuing its business plan and growing its business following the merger;

  •
  the Lpath board of directors considered the analyses of Torreya Capital, and the opinion Torreya Capital provided to the Lpath board of directors as to the fairness to Lpath's existing stockholders, from a financial point of view and as of the date of such opinion, of the exchange ratio for the conversion of Apollo capital stock into Lpath common stock, as more fully described below under the caption "The Merger—Opinion of the Lpath Financial Advisor;" and

  •
  the Lpath board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Lpath, including:

  •
  the alternatives to the merger, including the terms, conditions, risks and uncertainties associated with the other strategic transactions considered by Lpath's board of directors;

  •
  the consequences of the negative results from the iSONEP and ASONEP clinical trials and Lpathomab's early stage of development on Lpath's ability to raise funds as a stand-alone entity;

  •
  Lpath's inability to secure a term sheet or close a partnering or licensing transaction for its drug candidates or technology since 2015, and the fact that it would be unlikely for Lpath to secure and close such a transaction before running out of operating capital;

  •
  Lpath's prospects to raise the significant amount of funds it would require to continue to complete the required development and clinical trials for its drug candidates would not change for the benefit of the Lpath stockholders in the foreseeable future on a stand-alone basis, especially given Lpath's inability to secure a partnering or licensing transaction and the fundraising restrictions Lpath would need to comply with to maintain its NASDAQ listing;

  •
  the risks associated with, and the limited value and high costs of, liquidating Lpath and thereafter distributing the proceeds to the Lpath stockholders;

  •
  the risks of continuing to operate Lpath on a stand-alone basis, including the need to rebuild its drug development programs, infrastructure and workforce to recommence its operations; and

  •
  Lpath's inability to maintain its NASDAQ listing without completing the merger.

        The Lpath board of directors also reviewed the terms and conditions of the proposed Merger Agreement and the contemplated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

  •
  the fact that immediately following the consummation of the merger, Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath, with Lpath stockholders, optionholders and warrantholders, whose shares of Lpath stock will remain outstanding after the merger, holding approximately 4.2% of the fully-diluted common stock of Lpath, subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing;

  •
  the final exchange ratio used to establish the number of shares of Lpath common stock to be issued in the merger is based upon Lpath's capitalization numbers immediately prior to the consummation of the merger; however, the estimated exchange ratio contained in this proxy statement/prospectus/information statement is based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger;

  •
  the planned pre-merger financing in Apollo, the signed Securities Purchase Agreements and the limited number and nature of conditions to the obligation of the proposed investors in Apollo to consummate the planned pre-merger financing;

  •
  the limited number and the nature of the conditions to Apollo's obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

  •
  the closing condition in favor of Apollo whereby if Lpath's debt at the closing is greater than Lpath's net cash at the closing by more than $250,000, Apollo may refuse to complete the merger without payment of a termination fee or expenses;

  •
  the limitations on Apollo under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should it receive a superior proposal;

  •
  the reasonableness of the potential termination fee being the greater of $390,000 or the third-party expenses incurred by the other party, and related reimbursement of certain transaction expenses of up to $250,000, which could become payable by either Lpath or Apollo if the Merger Agreement is terminated in certain circumstances;

  •
  the support agreements, pursuant to which certain stockholders including certain directors and executive officers and 5% and greater stockholders of Apollo agreed, solely in their capacity as stockholders, to vote all of their shares of Apollo capital stock in favor of adoption of the Merger Agreement;

  •
  the agreement of Apollo to provide written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

  •
  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

        In the course of its deliberations, the Lpath board of directors also considered a variety of risks and other countervailing factors related to the merger and the transactions contemplated by the Merger Agreement, including:

  •
  the risk to Lpath's business, operations and financial results in the event that the merger is not consummated, including Lpath's requirement to cease operations;

  •
  the termination fee which is the greater of $390,000 or the third-party expenses incurred by the other party, and up to $250,000 in related expenses payable to Apollo upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Lpath stockholders;

  •
  the risk that if Lpath's debt at the closing exceeds its net cash at the closing, the allocation of 4.2% ownership to Lpath stockholders, optionholders and warrantholders of the outstanding common stock of Lpath immediately following the consummation of the merger will be reduced by 0.1%;

  •
  the substantial expenses to be incurred in connection with the merger and obtaining the necessary approval from the Lpath stockholders;

  •
  the possible volatility, at least in the short-term, of the trading price of the Lpath common stock resulting from the announcement of the merger;

  •
  the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Lpath;

  •
  the strategic direction of the combined company following the completion of the merger, which will be determined by a board of directors initially designated entirely by Apollo;

  •
  the fact that the merger would give rise to substantial limitations on the utilization of Lpath's NOLs; and

  •
  various other risks associated with the combined company and the merger, including those described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

        The foregoing information and factors considered by the Lpath board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Lpath board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Lpath board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Lpath board of directors may have given different weight to different factors. The Lpath board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Lpath management team and the legal and financial advisors of Lpath, and considered the factors overall to be favorable to, and to support, its determination.

Apollo Reasons for the Merger

        In the course of reaching its decision to approve the merger, the board of directors of Apollo consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

  •
  the potential increased access to sources of capital and a broader range of investors to support Apollo's commercialization efforts than it could otherwise obtain if it continued to operate as a privately-held company;

  •
  the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

  •
  the board's belief that the various alternatives to the merger that were considered by the board of directors of Apollo were not reasonably likely to create greater value for Apollo's stockholders;

  •
  the cash resources of the combined organization expected to be available at the consummation of the merger;

  •
  the expectation that the merger with Lpath would be a more time- and cost-effective means to access capital than other options considered;

  •
  the preference of the Purchasers under the Securities Purchase Agreement to fund Apollo's business as part of a process pursuant to which Apollo would become a public company;

  •
  the terms and conditions of the Merger Agreement, including, without limitation, the following:

  •
  the determination that the expected relative percentage ownership of Lpath securityholders and Apollo securityholders in the combined organization (including the potential 0.1% reduction in the aggregate to Lpath stockholders if Lpath's debt at the closing exceeds its net cash at the closing) was appropriate based, in the judgment of the board of directors of Apollo, on the board of directors' assessment of the approximate valuations of Lpath and Apollo (the valuation of Apollo extrapolated from the value of the Lpath net cash contribution as compared to the valuation of Apollo in its financing contemplated by the Securities Purchase Agreement) and the comparative costs and risks associated with alternatives to the merger;

  •
  the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Apollo stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Apollo common stock for Lpath common stock pursuant to the merger;

  •
  the limited number and nature of the conditions of the obligation of Lpath to consummate the merger;

  •
  the closing condition in favor of Apollo whereby if Lpath's debt at the closing is greater than Lpath's net cash at the closing by more than $250,000, Apollo may refuse to complete the merger without payment of a termination fee or expenses;

  •
  the rights of Apollo under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Apollo receive a superior proposal; and

  •
  the conclusion of the board of directors of Apollo that the potential termination fee which is equal to the greater of $390,000 and the third-party expenses incurred by the other party, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $250,000, payable by Lpath to Apollo and the circumstances when such fee may be payable, were reasonable;

  •
  the fact that shares of Lpath common stock issued to Lpath stockholders will be registered on a Form S-4 registration statement by Lpath and will become freely tradable for Apollo; and

  •
  the likelihood that the merger will be consummated on a timely basis.

        Apollo's board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

  •
  the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Apollo and the ability of Apollo to obtain financing in the future in the event the merger is not completed;

  •
  the termination fee which is equal to the greater of $390,000 and the third-party expenses incurred by the other party, plus in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $250,000, payable by Apollo to Lpath upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Apollo's stockholders;

  •
  the risk that the merger might not be consummated in a timely manner or at all;

  •
  the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

  •
  the additional public company expenses and obligations that Apollo's business will be subject to following the merger that it has not previously been subject to; and

  •
  various other risks associated with the combined organization and the merger, including the risks described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement.

Opinion of the Lpath Financial Advisor

Scope of the Assignment

        In September 2015, Lpath's board of directors engaged Torreya Capital to provide financial advisory and investment banking services in connection with evaluating and considering Lpath's potential strategic alternatives, and ultimately requested Torreya Capital to render an opinion as to whether the exchange ratio in connection with the merger, as provided in the Merger Agreement, was fair to Lpath from a financial point of view. At the September 7, 2016 meeting of Lpath's board of directors, Torreya Capital rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated September 7, 2016, to Lpath's board of directors that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the exchange ratio in connection with the merger, as provided in the Merger Agreement, was fair to Lpath from a financial point of view.

        The full text of Torreya Capital's written opinion, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex B and is incorporated herein by reference. Torreya Capital's opinion was intended for the use and benefit of Lpath's board of directors (in its capacity as such) in connection with its evaluation of the merger. Torreya Capital's opinion did not address Lpath's underlying business decision to enter into the Merger Agreement or complete the merger or the relative merits of the merger compared to any alternative transactions or strategies that may be available to Lpath and did not constitute a recommendation to Lpath's board of directors as to how to act or to any Lpath stockholder or any other person as to how to vote with respect to the merger or any other matter. The following summary of Torreya Capital's opinion is qualified in its entirety by reference to the full text of such opinion.

        For purposes of its opinion and in connection with its review of the exchange ratio in connection with the merger, as provided in the Merger Agreement, Torreya Capital, among other things:

  •
  relied on its experience from discussing with a number of other potential counterparties a strategic transaction with Lpath, including any non-binding proposals made by such counterparties focusing on those that they believed could be reasonable alternatives to the Merger Agreement with Apollo;

  •
  reviewed a draft of the Merger Agreement, dated September 6, 2016;

  •
  reviewed certain publicly available financial and other information for Lpath and certain other relevant financial operating data furnished to Torreya Capital by Lpath management;

  •
  reviewed certain publicly available information for Apollo and certain other relevant financial and operating data furnished to Torreya Capital by Lpath that it had received from Apollo management or Piper Jaffray;

  •
  reviewed certain internal financial analyses, reports and other information concerning Apollo prepared by the management of Apollo and certain financial forecasts concerning Apollo prepared by the management of Apollo and prepared by Piper Jaffray and provided to Lpath during negotiations (the "Apollo and Piper Forecasts");

  •
  reviewed certain stock market data of Lpath and certain publicly traded companies that Torreya Capital deemed relevant;

  •
  reviewed certain financial terms and metrics of the transaction as compared to the financial terms of certain selected business combinations that Torreya Capital deemed relevant, including, to the extent available, selected business combinations; and

  •
  considered such other information, financial studies, academic reports, analyst reports, market research and such other factors that Torreya Capital deemed relevant for purposes of its opinion.

        In addition, Torreya Capital held discussions with the management of Lpath concerning their views as to the financial and other information described in the bullet points above. Torreya Capital also conducted such other analyses and examinations and considered such other financial, economic and market criteria as Torreya Capital deemed appropriate to arrive at its opinion.

        In rendering its opinion, Torreya Capital assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information provided to Torreya Capital by Lpath, or which was publicly available or otherwise reviewed by Torreya Capital. Torreya Capital did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Torreya Capital relied upon, without independent verifications, the assessment of Lpath management as to the existing products and services of Lpath and Apollo and the validity of, and risks associated with the future products and services of Lpath and Apollo (including without limitation, the marketing of such products, the receipt and maintenance of all necessary approvals for the marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products). In addition, Torreya Capital did not conduct nor assume any obligation to conduct any physical inspection of the properties or facilities of Lpath or Apollo. Torreya Capital assumed the Apollo Forecast was reasonably prepared by the management of Apollo on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Apollo, and such projections provided a reasonable basis for the Torreya Capital opinion. Torreya Capital also assumed that Apollo's issuance of $29.0 million in equity pursuant to the Securities Purchase Agreements and the conversion of outstanding convertible debt and preferred stock would be consummated prior to the consummation of the merger in accordance with the terms of the Merger Agreement. Torreya Capital expressed no opinion as to the Apollo Forecast or the assumptions on which they were made. Torreya Capital further relied on the assurance of management of Lpath that they are unaware of any facts that would make the information provided to Torreya Capital incomplete or misleading in any respect. Torreya Capital expressly disclaimed any undertaking or obligations to advise any person of any change in any fact or matter affecting the Torreya Capital opinion of which Torreya Capital becomes aware after the date of the opinion.

        Torreya Capital did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Lpath, nor were they furnished with such materials. Torreya Capital's services to Lpath in connection with the Merger Agreement were comprised solely of rendering an opinion from a financial point of view with respect to the exchange ratio. Torreya Capital's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated as of the date of the opinion.

        Torreya Capital is not a legal, tax or regulatory advisor, and did not express any opinion as to any tax or other consequences that may arise from the transactions contemplated by the Merger Agreement, nor does its opinion address any legal, regulatory or accounting matters, as to which

Torreya Capital understood that Lpath had obtained such advice as it deemed necessary from qualified professionals. Torreya Capital is a financial advisor only and relied upon, without independent verification, the assessment of Lpath and Apollo and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Torreya Capital assumed that the merger will have the tax effects contemplated by the Merger Agreement.

        Torreya Capital is a financial advisory firm and a division of Financial West Investment Group, member of FINRA/SIPC, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities and valuations for corporate, estate and other purposes. Torreya Capital was selected by Lpath based on Torreya Capital's experience, expertise, reputation and Torreya Capital desire to accept equity as partial compensation for its services. Lpath's board of directors did not impose any limitations on Torreya Capital with respect to the investigations made or procedures followed in rendering its opinion. Torreya Capital's opinion was approved by a fairness committee at Torreya Capital in accordance with the requirements of FINRA Rule 5150.

        In rendering its opinion, Torreya Capital expressed no opinion as to the amount or nature of any compensation to any officers, directors or employees of Lpath, or any class of such persons, whether relative to the exchange ratio or otherwise, or with respect to the fairness of any such compensation.

        Torreya Capital was not asked to, nor did it, offer any opinion as to the terms, other than the exchange ratio in connection with the merger to the extent expressly set forth in Torreya Capital's opinion, of the Merger Agreement or the form of the merger. Torreya Capital did not express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the merger. Torreya Capital expressed no opinion as to the price at which shares of common stock of Lpath may trade at any time subsequent to the announcement or consummation of the merger. Torreya Capital also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without imposition of any terms or conditions that would be material to Torreya Capital's analysis.

        Lpath paid Torreya Capital a retainer fee of $50,000 upon execution of its engagement letter and an additional $10,000 per month for six months. Lpath has also agreed to issue to Torreya Capital a warrant to purchase 222,508 shares of Lpath common stock as a fee for Torreya Capital's financial advisory services in connection with the consummation of the merger. The retainer fee was credited against and reduced the size of the warrant issued to Torreya Capital for its financial advisory services. Lpath has also agreed to pay Torreya Capital a fee of $300,000 for rendering its opinion, which is payable within 10 business days of the date the opinion was provided. Lpath may elect to pay up to $100,000 of this opinion fee by issuing Torreya Capital a warrant to purchase 53,617 shares of Lpath common stock, in lieu of paying cash. In addition, Lpath has agreed to reimburse Torreya Capital for its out-of-pocket expenses up to $10,000. In the two years prior to the date of its opinion, Torreya Capital has not provided any other services to Lpath services unrelated to the merger. In the two years prior to the date of its opinion, Torreya Capital has not provided any services to Apollo. Torreya Capital may in the future provide investment banking and financial advisory services to Lpath, Apollo and their respective affiliates for which services Torreya Capital would expect to receive compensation.

Summary of Analyses

        The following is a summary of the material financial analyses performed by Torreya Capital in connection with reaching its opinion:

  •
  Public Market Equity Valuation Analysis with respect to Lpath;

  •
  Liquidation Valuation with respect to Lpath;

  •
  Initial Public Offering Analysis with respect to Apollo;

  •
  Public Company Market Valuation Analysis with respect to Apollo;

  •
  Merger and Acquisition Transaction Analysis with respect to Apollo; and

  •
  Illustrative Discounted Cash Flow Analysis with respect to Apollo.

        The following summaries are not a comprehensive description of Torreya Capital's opinion or the analyses and examinations conducted by Torreya Capital, and the preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Torreya Capital believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses. The order in which the analyses are described below does not represent the relative importance or weight given to the analyses by Torreya Capital. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Torreya Capital's analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses.

        In performing its analyses, Torreya Capital made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Lpath, Apollo and Torreya Capital. Any estimates contained in Torreya Capital's analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 2, 2016 and is not necessarily indicative of current market conditions.

Public Market Equity Valuation Analysis—Lpath

        Using publicly available information, Torreya Capital noted that the volume weighted average trading price for the Lpath common stock was $2.28 per share on September 2, 2016, $2.61 per share for the one week ended September 2, 2016 and $2.82 per share for the one month ended September 2, 2016. Based upon these volume weighted average trading prices for the Lpath common stock and the number of fully diluted outstanding shares of Lpath common stock as provided by management of Lpath, Torreya Capital calculated Lpath's equity value as approximately $6.2 million to $7.2 million.

Liquidation Valuation—Lpath

        Torreya Capital reviewed information prepared by Lpath management regarding Lpath's liquidation value. Based upon Lpath's cash balance of approximately $0 million at the time the merger is expected to close once all of the future liabilities with respect to insurance and legal costs, other corporate expenses, lease expenses and compensation and severance expenses, Lpath's management estimates that Lpath would have a de minimus liquidation value at the time of the merger once the costs of liquidation are taken into account. Torreya Capital acknowledged that Lpath's patents are carried at a book value greater than $0 though Lpath has been unable to monetize them since May 2015.

Initial Public Offering Analysis—Apollo

        Torreya Capital reviewed publicly available information relating to the following initial public offerings of companies in the medical technology industry with sales at the time of their initial public offering from 2013 through August 2016:

Issuer	Pricing Date
ConforMIS, Inc.	June 30, 2015
Glaukos Corporation	June 24, 2015
Invuity, Inc.	June 15, 2015
Avinger, Inc.	January 29, 2015
Entellus Medical, Inc.	January 28, 2015
Nevro Corp.	November 5, 2014
Sientra, Inc.	October 28, 2014
K2M Group Holdings, Inc.	May 7, 2014
Lumenis Ltd.	February 26, 2014
LDR Holding Corp.	October 8, 2013

        Torreya Capital noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Apollo, none of the companies had the same management, make-up, technology, size or mix of business as Apollo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Apollo. Torreya Capital also noted that market conditions have varied over the precedent time periods.

        Torreya Capital calculated the enterprise value of each of the companies that participated in the above IPOs at the time of pricing of its initial public offering. For purposes of this analysis, Torreya Capital calculated the "trimmed mean" and "trimmed median" of each company's enterprise value to revenue ratio for the last calendar year without taking into account the companies with the highest and lowest ratios. The trimmed mean was 7.5x and median was 8.3x.

        Torreya Capital also noted that based on sales, six of the ten IPO companies reviewed had valuations in excess of 3.7x their prior calendar year sales, which is Apollo's post-financing valuation. In addition, these six IPOs were all at valuations in excess of 8x their previous calendar year sales.

Public Company Market Valuation Analysis—Apollo

        By examining how similar medical technology companies are valued by the public markets, Torreya Capital tried to estimate the valuation of Apollo if it were to go public itself or consummate a similar transaction with a different party. Based on Apollo and Piper Forecasts which suggest that Apollo may be able to achieve EBITDA break-even in fiscal year 2017 and EBITDA profitability in fiscal year 2018, Torreya Capital reviewed two distinct groups of publicly-traded companies.

        Torreya Capital reviewed publicly available information relating to the following publicly-traded relevant surgical device companies with revenue between $50 million and $500 million with growing sales which were EBITDA profitable in 2015 and expected to be EBITDA profitable in 2016 (the "EBITDA Profitable Companies"):

  •
  Advanced Medical Solutions Group plc

  •
  Anika Therapeutics Inc.

  •
  CryoLife Inc.

  •
  Exactech Inc.

  •
  LeMaitre Vascular, Inc.

  •
  MicroPort Scientific Corporation

  •
  Orthofix International N.V.

  •
  Surmodics, Inc.

  •
  Vascular Solutions Inc.

        Torreya Capital also reviewed publicly available information relating to the following publicly-traded relevant surgical device companies with revenue between $50 million and $500 million with growing sales which were not EBITDA profitable in 2015 and not expected to be EBITDA profitable in the near to medium term (the "Not EBITDA Profitable Companies"):

  •
  AtriCure, Inc.

  •
  Cardiovascular Systems Inc.

  •
  ConforMis, Inc.

  •
  Cutera, Inc.

  •
  Entellus Medical, Inc.

  •
  Glaukos Corporation

  •
  Intersect ENT, Inc.

  •
  K2M Group Holdings, Inc.

  •
  Nevro Corp.

  •
  Novadaq Technologies Inc.

  •
  STARR Surgical Company

  •
  The Spectranetics Corporation

        Torreya Capital noted that, although such companies had certain financial and operating characteristics that could be considered similar to those of Apollo, none of the companies had the same management, make-up, technology, size or mix of business as Apollo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Apollo.

        Torreya Capital calculated the enterprise value of each of the selected companies based upon the closing price of the common stock of the selected company on September 2, 2016. For purposes of this analysis, Torreya Capital calculated the "trimmed mean" and "trimmed median" of each company's enterprise value to revenue ratio for the last calendar year without taking into account the companies with the highest and lowest ratios. The results of this analysis are summarized as follows:

Enterprise Value/Revenue Ratio for FY 2015 and FY 2016
	EBITDA Profitable Companies	Not EBITDA Profitable Companies
Trimmed Mean—FY 2015	4.7x	5.7x
Trimmed Mean—FY 2016	4.2x	4.8x
Trimmed Median—FY 2015	4.6x	5.2x
Trimmed Median—FY 2016	4.0x	4.5x

        Torreya Capital further noted, on the basis of a multiple of revenues, in the EBITDA Profitable Companies, 6 out of the 9 companies were valued in excess of 3.7x in revenues for 2015 and 5 out of the 9 companies were valued in excess of 3.5x in revenues for 2016. The trimmed median and trimmed mean revenues were in excess of 4.0x revenues in 2015 and 2016. In the Not EBITDA Profitable Companies, 10 out of 12 companies were valued in excess of 3.7x revenues in 2015, and 9 out of 12 companies were valued in excess of 3.5x revenues in 2016. The trimmed median and trimmed mean revenues were in excess of 4.5x revenues in 2015 and 2016. Apollo's enterprise value implied by its anticipated $29.0 million concurrent financing is at a 2015 revenue multiple of 3.7x and a 2016 revenue multiple of 3.5x which is less than value of most of the EBITDA Profitable Companies and Not EBITDA Profitable companies.

Merger and Acquisition Transaction Analysis—Apollo

        Torreya Capital reviewed publicly available information relating to the following acquisitions of companies or businesses in the medical technology industry completed between September 2013 and June 2016 (the "Selected Transactions"):

Completion Date	Target	Acquiror
June 27, 2016	MIS Implants Technologies	Dentsply
May 18, 2016	Smith & Nephew	Medtronic
November 23, 2015	DenTek Oral Care	Prestige Brands Holdings
September 25, 2015	BALT Extrusion	Bridgepoint Advisers
June 9, 2015	Synergetics USA	Valeant
April 7, 2015	Neodent	Straumann Holding
February 27, 2015	Optos	Nikon Corp.
January 29, 2015	Advanced Scientifics	Thermo Fisher Scientific
August 4, 2014	Symmetry Medical	Tecomet
May 27, 2014	AngioScore	The Spectranetics Corp.
May 15, 2014	Bayer Healthcare	Boston Scientific Corp.
April 2, 2014	Access Closure	Cardinal Health
February 24, 2014	DORC Holding	Montagu Private Equity
December 16, 2013	Solta Medical	Valeant
December 4, 2013	Pulsion Medical Systems	MAQUET
November 12, 2013	Andor Technology	Oxford Instruments
October 28, 2013	Confluent Surgical	Integra LifeSciences Corp.
September 4, 2013	Rochester Medical Corp.	CR Bard

        Torreya Capital noted that although the companies that were acquired in the Selected Transactions had certain financial and operating characteristics that could be considered similar to those of Apollo, none of such companies had the same management, make-up, technology, size or mix of business as Apollo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Apollo. In addition, none of the acquiring or target companies in such transactions was in the process of winding down its operations at the time of the relevant transaction. Torreya Capital also noted that market conditions have varied over the precedent time periods.

        Torreya Capital reviewed the total transaction values and last twelve months revenue (LTM Revenue) for the acquired companies in each of the Selected Transactions. For purposes of this analysis, Torreya Capital calculated the "trimmed mean" and "trimmed median" of each company's enterprise value to LTM revenue ratio and enterprise value to EBITDA ratio without taking into account the companies with the highest and lowest ratios. The results of this analysis are summarized as follows:

	Enterprise Value/LTM Revenue ratio	Enterprise Value/EBITDA ratio
Trimmed Mean	4.1x	19.6x
Trimmed Median	4.0x	19.6x

        Torreya Capital also noted that 9 of 11 Selected Transactions had valuations in excess of 3.7x LTM Revenue, comparing favorably with Apollo's valuation used by the investors participating in Apollo's $29 million financing which will close in connection with the consummation of the merger.

Illustrative Discounted Cash Flow Analysis—Apollo

        Torreya Capital performed an illustrative discounted cash flow analysis on Apollo using the Apollo and Piper Forecasts. Torreya Capital performed analysis on these Apollo and Piper Forecasts at a discount rate of 14% with an illustrative terminal value based on a forecasted 2019 exit multiple of 15x forecasted EBITDA to derive a valuation as of September 2, 2016. The enterprise valuation based on this approach was $251 million.

        Under a range of financial sensitivity scenarios, the enterprise value of Apollo remained in excess of $251 million which was the valuation at the time of the $29.0 million concurrent financing. This sensitivity analysis was performed based on 2019 revenue growth rates, from 25.5% used in the forecasts down to 11.5%, discount rates from 12% to 16% and 2019 EBITDA exit multiples of 13x to 17x forecasted EBITDA.

Miscellaneous

        This summary is not a complete description of Torreya Capital's opinion or the underlying analyses and factors considered in connection with Torreya Capital's opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Torreya Capital believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Torreya Capital opinion. In arriving at its fairness determination, Torreya Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Lpath, Apollo or the merger.

        In conducting its analyses and arriving at its opinion, Torreya Capital utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Torreya Capital to provide its opinion to the Lpath board of directors as to the fairness of the exchange ratio in connection with the merger, as provided in the Merger Agreement, from a financial point of view, to Lpath as of the date of the opinion and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

        The terms of the merger were determined through arm's-length negotiations between Lpath and Apollo and were approved by Lpath's board of directors. Although Torreya Capital provided advice to the Lpath board of directors during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of Lpath's board of directors. Torreya Capital did not recommend any specific consideration to Lpath or Lpath's board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger. As described above, the opinion of Torreya Capital and its presentation to Lpath's board of directors were among a number of factors taken into consideration by the Lpath board of directors in making its determination to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Interests of the Lpath Directors and Executive Officers in the Merger

        In considering the recommendation of the Lpath board of directors with respect to issuing shares of Lpath common stock as contemplated by the Merger Agreement and the other matters to be acted upon by the Lpath stockholders at the Lpath special meeting, the Lpath stockholders should be aware that certain members of the board of directors and executive officers of Lpath have interests in the merger that may be different from, or in addition to, the interests of the Lpath stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Lpath and Apollo was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Lpath stockholders approve the Lpath proposals to be presented to the Lpath stockholders for consideration at the Lpath special meeting as contemplated by this proxy statement/prospectus/information statement.

Severance, Equity Award Acceleration and Bonus Payments

Material Severance Terms Pertaining to Named Executive Officers

        Pursuant to the terms of employment agreements Lpath entered into with each of Gary Atkinson in February 2006 as amended in March 2014, and Gary Woodnutt in April 2013, if either Mr. Atkinson's or Dr. Woodnutt's employment is terminated by Lpath without cause (as defined in the employment agreements) in connection with or within 24 months after a change of control of Lpath, then they will be paid their base salary and benefits for a period of 12 months following such termination, and the portion of their stock options and restricted stock units that would have vested during the 24 months following the change of control will immediately vest. Effective upon the consummation of the merger, Mr. Atkinson will be terminated under circumstances entitling him to the severance benefits in his employment agreement. Lpath recently requested Gary Woodnutt, one of its executive officers, to agree to separate from Lpath in anticipation of the merger in order to reduce Lpath's operating expenses and pursuant to a separation agreement entered into with Dr. Woodnutt, his separation was deemed a "termination without cause" for purposes of his employment agreement. Pursuant to the terms of his separation agreement, Dr. Woodnutt received (i) $344,000, less applicable payroll deductions and required withholdings, representing one year of base salary and (ii) payment of 12 months of COBRA premiums and certain other benefits described below. Please see the "Golden Parachute Compensation" disclosure included below for quantification of these amounts.

Equity Acceleration

        Upon a change in control of Lpath, the stock options issued to Mr. Atkinson in June 2015 for 10,715 shares and the annual stock options issued to Mr. Atkinson in February 2016 as part of his compensation for fiscal 2016 under Lpath's executive compensation program, will accelerate and become fully-vested. In connection with the Dr. Woodnutt's separation from Lpath, Dr. Woodnutt's (i) stock options issued to him in June 2015 totaling 10,715 shares vested in full, (ii) annual stock options granted to him in February 2016 as part of his compensation for fiscal 2016 in the amount of 7,143 shares vested in full and (iii) 1,339 unvested restricted stock units vested in full.

Annual Bonus Payments

        As part of Lpath's executive compensation program, Lpath's compensation committee provides annual performance-based cash incentive awards to Lpath's executive officers and other key employees. The annual incentive awards are based on the achievement of Lpath corporate goals and the individual performance goals established at the beginning of each fiscal year by the compensation committee. Following the end of each fiscal year, the compensation committee is responsible for determining the bonus amount payable to the executive officer based on Lpath's and the executive officer's performance against the performance goals established by the compensation committee for the recently completed fiscal year. The compensation committee followed this approach in setting the compensation for Lpath's executive officers for fiscal 2016.

        For fiscal 2016, the Lpath corporate goals established by the compensation committee included the completion of a strategic transaction, which the merger with Apollo would satisfy. Mr. Atkinson and Mr. Woodnutt may be awarded up to $325,000 and $114,000, respectively, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee. In setting Mr. Atkinson's performance-based cash incentive award target for fiscal 2016, the compensation committee reflected the fact that Mr. Atkinson did not receive an increased salary upon his appointment as Interim Chief Executive Officer and his service in two primary executive officer roles since September 2015. The compensation committee determined that it was in the best interests of Lpath and its stockholders to increase Mr. Atkinson's bonus opportunity, rather than to increase his base salary, since that payment of the bonus would be contingent on Mr. Atkinson successfully assisting Lpath in completing a strategic transaction.

Equity Interests of Executive Officers

        The following table presents certain information concerning the outstanding option awards held as of by each of the named executive officers, as of October 31, 2016. Please see the "Golden Parachute Compensation" disclosure included below for quantification of these amounts in connection with the termination of the Lpath named executive officers upon the consummation of the merger.

	Outstanding Equity Awards at October 31, 2016
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Market Value of Unexercised Options Exercisable ($)(3)	Market Value of Unexercised Options Unexercisable ($)(3)	Number of Shares or Units of Stock That Have Not Vested ($)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Gary J.G. Atkinson	3,572	1,786	(1)	$—	$—	—		—
	1,489	2,083	(1)	—	—	—		—
	3,572	7,143	(2)	—	—	—		—
	1,191	5,952	(2)	821	4,107	—		—
	—	—		—	—	111		$325
Gary Woodnutt Ph.D.	3,215	—	(1)	$—	$—	—		—
	3,572	—	(1)	—	—	—		—
	10,715	—	(2)	—	—	—		—
	7,143	—	(2)	4,929		—		—
	—	—		—	—		$

(1)
One quarter of the shares vest one year from the date of grant, the remaining shares vest monthly over the following three years.

(2)
Shares vest monthly over four years.

(3)
Based on Lpath's closing stock price of $2.93 on October 31, 2016.

(4)
RSUs vest 25% on the first anniversary of the grant date and 6.25% on a quarterly basis thereafter, such that all RSUs are vested on the fourth anniversary of the grant date.

Golden Parachute Compensation

        The following table and related footnotes present information about the compensation payable to Lpath's named executive officers in connection with the merger and their associated termination without cause from Lpath. The compensation shown in the table below is intended to comply with

Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the merger.

        The named executive officers are not entitled to any pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the merger. The other payments relate solely to the bonuses payable to the named executive officers upon the consummation of the merger pursuant to Lpath's short-term incentive plan.

Named Executive Officer	Cash ($)(1)		Equity ($)(2)		Pension/ NQDC($)	Perquisites/ Benefits ($)(3)		Tax Reimbursement($)	Other ($)(4)	Total ($)
Gary J.G. Atkinson	$335,000		$3,352		—	$39,540		$—	$325,000	$702,892
Interim Chief Executive Officer and Chief Financial Officer
Gary Woodnutt	344,000	(5)	5,505	(5)	—	32,952	(5)	—	114,000	496,457
Senior Vice President and Chief Executive Officer

(1)
Amounts represent single-trigger cash severance payments to which each named executive officer may become entitled under the terms of their respective employment agreements in the event the named executive officers are terminated without cause regardless of whether the merger occurs. The amounts represent 12 months of base salary.

(2)
Amounts represent (a) $305 and $2,458 for Mr. Atkinson and Dr. Woodnutt, respectively, associated with 24 months of double-trigger accelerated vesting of stock options and restricted stock units held by such named executive officers pursuant to the terms of their respective employment agreements in the event they are terminated without cause in connection with the merger; and (b) $3,047 and $3,047 for Mr. Atkinson and Dr. Woodnutt, respectively, associated with the single-trigger accelerated vesting of stock options held by such named executive officer pursuant to the terms of their respective equity award agreements upon the closing of the merger. The amounts represent the product of (a) $2.752 (the average closing market price of Lpath's securities over the first five business days following the first public announcement of the transaction) multiplied by (b) the number of shares subject to each named executive officer's outstanding in-the-money stock options for which vesting would be accelerated and all outstanding restricted stock units for which vesting would be accelerated. In the case of in-the-money options, the amount above is further reduced by their aggregate exercise price.

(3)
Amounts equal the estimated value of the single-trigger COBRA benefits to which each named executive officer may become entitled under the terms of their respective employment agreements in the event the named executive officers are terminated without cause regardless of whether the merger occurs. The amounts represent 12 months of continued health benefit premiums.

(4)
Amount represents the maximum single-trigger bonus payable pursuant to Lpath's short-term incentive plan under Lpath's executive compensation program, which becomes payable upon the completion of a strategic transaction which the merger with Apollo would satisfy. Mr. Atkinson and Mr. Woodnutt may be awarded up to the amounts set forth herein, with the final amount of such payments subject to the discretion of the Lpath Compensation Committee.

(5)
Dr. Woodnutt received these amounts pursuant to his separation agreement entered into in anticipation of the merger.

Acceleration of Director Equity Awards and Compensation

        In February 2016, each non-employee director was awarded a stock option grant for 1,786 shares of Lpath common stock with an exercise price of $2.24 per share as part of Lpath's non-employee director compensation program. The stock options vest over a one-year period or earlier upon a change in control. As a result, these stock options will become fully vested upon the consummation of the merger. As of August 31, 2016, the equity value attributable to the accelerated vesting is $1,552 for each non-employee director.

        Due to his services in assisting the Lpath board of directors in evaluating Lpath's strategic alternatives, the annual retainer payable to Daniel Petree, the Chairman of Lpath's board of directors was increased by an additional $50,000 over the twelve-month period beginning July 1, 2016, paid in equal quarterly payments and accelerated in full upon the earlier to occur of a change in control of Lpath or Mr. Petree's removal from the Lpath board of directors without cause. In connection with the closing of the merger, any remaining unpaid portion of the annual retainer fee will be accelerated and paid in full.

Ownership Interests

        As of August 31, 2016, directors and executive officers of Lpath beneficially owned 5.2% of the outstanding shares of Lpath common stock. See "Principal Stockholders of Lpath" for more information.

Other Lpath Director Interests

        Jeffrey Ferrell is a member of the board of directors and a stockholder of Lpath. He may be deemed to have certain additional interests in the merger because of his relationship with certain Athyrium entities that are the senior secured creditor of Apollo and hold debt and equity securities issued by Apollo as described below. Athyrium Opportunities II Acquisition LP ("Acquisition") owns the following with respect to Apollo:

  •
  a senior secured term loan in the principal amount of $50.0 million;

  •
  an unsecured subordinated convertible promissory note in the principal amount of $4.4 million; and

  •
  warrants to purchase 2,850,000 shares of Apollo common stock with strike price of $1.2223 per share.

        Acquisition is an aggregating vehicle for the Athyrium Opportunities Fund II ("AOF II"). AOF II has interests in many companies in addition to Apollo. Athyrium Capital Management, LP ("ACM") is the investment adviser to AOF II and receives a management fee for performing that service. Mr. Ferrell, as a limited partner of ACM and a member of ACM's general partner, has a financial interest in that management fee. Athyrium Opportunities Associates II LP ("AOA II") is the general partner of the entities that comprise AOF II, including Acquisition. Mr. Ferrell is the President and the managing member of the general partner of AOA II and he also has certain indirect financial interests in AOA II.

        See "Apollo's Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facility" and "The Merger—Stock Options and Warrants" for more information regarding Apollo's relationship with Athyrium.

Indemnification of the Lpath Officers and Directors

        The Merger Agreement provides that, for a period of six years following the effective time of the merger, Lpath will, to the fullest extent permitted by Delaware law, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, director or officers of Lpath or Apollo, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Lpath or Apollo. In addition, for a period of six years following the effective time of the merger, the certificate of incorporation and bylaws of Lpath will contain provisions no less favorable with respect to indemnification of present and former directors and officers of Apollo than are presently set forth in the certificate of incorporation and bylaws of Lpath.

        The Merger Agreement also requires that Lpath purchase an insurance policy which maintains in effect for six years from the closing the current directors' and officers' liability insurance policies currently maintained by Lpath; provided, that Lpath may substitute such policies with policies of at least the same coverage containing terms and conditions that are not materially less favorable.

Interests of the Apollo Directors and Executive Officers in the Merger

        In considering the recommendation of the board of directors of Apollo with respect to adopting the Merger Agreement, Apollo stockholders should be aware that certain members of the board of directors and executive officers of Apollo have interests in the merger that may be different from, or in addition to, interests they may have as Apollo stockholders. Each of the board of directors Lpath and the board of directors of Apollo was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Lpath stockholders approve the Lpath proposals to be presented to the Lpath stockholders for consideration at the Lpath special meeting as contemplated by this proxy statement/prospectus/information statement, and that the Apollo stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Capital Stock Interests

        Certain of Apollo's executive officers and directors and affiliates of Apollo's directors currently hold shares of Apollo's common stock and preferred stock. The shares of preferred stock will be converted into shares of Apollo common stock prior to the consummation of the merger. In addition, affiliates of certain of Apollo's directors will purchase additional shares of common stock prior to the consummation of the merger pursuant to the Securities Purchase Agreement and/or the conversion of their unsecured subordinated convertible promissory notes into shares of common stock pursuant to the Securities Purchase Agreement. The table below sets forth the ownership of Apollo's common stock and preferred stock as of August 31, 2016 by Apollo's directors and executive officers and their anticipated ownership of Apollo common stock immediately prior to the consummation of the merger following the conversion of their preferred stock, the purchase of shares of common stock and the conversion of unsecured subordinated convertible promissory notes into shares of common stock in each case pursuant to the Securities Purchase Agreement.

Stockholder Name	Number of Shares of Apollo Common Stock as of August 31, 2016	Number of Shares of Apollo Preferred Stock as of August 31, 2016	Securities Purchase Agreement: Number of Shares of Apollo Common Stock to Be Purchased(1)	Conversion of Notes: Number of Shares of Apollo Common Stock to Be Issued(2)	Cumulative Dividend: Shares of Apollo Common Stock to Be Issued(3)	Warrants: Number of Shares of Apollo Common Stock Issuable Upon Exercise(4)	Number of Shares of Apollo Common Stock Immediately Prior to the Consummation of the Merger	Number of Shares of Lpath Common Stock Immediately Following the Consummation of the Merger(5)
Executive Officers
Todd Newton	—	—	—	494,697	—	—	494,697	155,334
Dennis L. McWilliams	500,000	49,204	—	8,166	27,130	—	584,500	183,533
Bret Schwartzhoff	—	—	—	—	—	—	—	—
Stefanie Cavanaugh	—	—	—	49,469	—	—	49,469	15,533
Charles Tribié	—	—	—	—	—	—	—	—
Non-Employee Directors
Rick Anderson(6)	—	40,633,968	7,904,307	6,744,099	15,454,147	1,104,606	71,841,127	22,558,114
Matthew S. Crawford(6)	—	40,633,968	7,904,307	6,744,099	15,454,147	1,104,606	71,841,127	22,558,114
John W. Creecy(7)	—	12,856,304	2,614,630	2,133,786	4,075,978	950,208	22,630,906	7,106,104
William D. McClellan, Jr.	—	—	—	—	—	—	—	—
R. Kent McGaughy, Jr(8).	—	8,025,446	1,639,796	1,331,996	2,504,049	633,471	14,134,758	4,438,315
Richard J. Meelia(9)	—	204,532	—	33,946	63,612	—	302,090	94,856
Jack B. Nielsen	—	—	—	—	—	—	—	—
Bruce Robertson, Ph.D.(10)	—	13,401,663	2,645,699	2,224,300	6,286,733	568,910	25,127,306	7,889,973
Affiliates of Directors of Apollo
PTV Healthcare Capital(6)	—	40,633,968	7,904,307	6,744,099	15,454,147	1,104,606	71,841,127	22,558,114
H.I.G. Ventures—Endosurgery, LLC(10)	—	13,401,663	2,645,699	2,224,300	6,286,733	568,910	25,127,306	7,889,973
Novo A/S(11)	—	14,282,183	2,920,647	2,370,442	4,468,597	1,140,249	25,182,118	7,907,184
Remeditex Ventures, LLC(7)	—	12,856,304	2,614,630	2,133,786	4,075,978	950,208	22,630,906	7,106,104
CPMG, Inc.(8)	—	8,025,446	1,639,796	1,331,996	2,504,049	633,471	14,134,758	4,438,315

(1)
On September 8, 2016, prior to the execution of the Merger Agreement, Apollo entered into the Securities Purchase Agreement with (i) certain holders of 5% of the capital stock of Apollo, (ii) entities affiliated with certain directors of Apollo and (iii) certain executive officers of Apollo. Pursuant to the Securities Purchase Agreement Apollo agreed to sell, and certain holders of 5% of the capital stock of Apollo agreed to purchase, an aggregate of approximately 17.7 million shares of Apollo common stock at a price of $1.6361 per share immediately prior to the consummation of the merger for an aggregate purchase price of approximately $29 million. The merger is conditioned upon the closing of the financing contemplated by the Securities Purchase Agreement. See "Agreements Related to the Merger—Securities Purchase Agreement" for more information.

(2)
During 2015, Apollo issued unsecured subordinated convertible promissory notes in the aggregate principal amount of approximately $22.2 million to certain investors, including existing stockholders, entities affiliated with certain directors of Apollo and certain executive officers of Apollo. The unsecured subordinated convertible promissory notes will be converted into shares of Apollo common stock pursuant to the terms of the Securities Purchase Agreement immediately prior to the consummation of the merger. See "Agreements Related to the Merger—Securities Purchase Agreement" for more information.

(3)
Apollo's Series A, Series B and Series C Preferred Stock have an accruing cumulative dividend that increases the ratio into which Apollo's Series A, Series B and Series C Preferred Stock convert into Apollo common stock upon conversion immediately prior to the consummation of the merger. The preferred stock conversion ratio is calculated by dividing (1) the preferred stock original issue price of $1.2223 per share plus accrued dividends of 8.0% per annum calculated on a monthly basis and prorated on a daily basis for periods of less than one month beginning on the date each share of preferred stock was issued through the date of the conversion immediately prior to the merger by (2) the preferred stock original issue price of $1.2223 per share, adjustable for certain dilutive events. Immediately prior to the consummation of the merger, each outstanding share of Series A, Series B and Series C Preferred Stock will be automatically converted into shares of common stock (assuming the completion of this merger on November 15, 2016) determined by multiplying the outstanding shares of preferred stock by the preferred stock conversion ratio, which will result in approximately 33,883,446 shares of common stock issued in satisfaction of the accrued cumulative dividend. Share amounts presented herein as being held by the stockholders immediately prior to the consummation of the merger, have been calculated using this conversion ratio. See "Market Price and Dividend Information—Dividends—Apollo" for more information.

(4)
The shares reported herein assume the full exercise of each outstanding warrant. The warrant holders also have the right to net exercise such warrants. Apollo expects all of the stockholders listed to exercise such warrants immediately prior to the consummation of the merger. See "The Merger—Stock Options and Warrants" and "The Merger Agreement—Treatment of Apollo Stock Options and Warrants" for more information.

(5)
The shares reported assume that, at the effective time of the merger, each share of Apollo common stock will convert into the right to receive 0.314 shares of Lpath common stock, subject to adjustment to account for the effect of the proposed 1:5.5 reverse stock split of Lpath common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. The estimated exchange ratio calculation used herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger. See "The Merger Agreement—Merger Consideration" for more information regarding the exchange ratio. No fractional shares of Lpath common stock will be issuable pursuant to the merger to Apollo stockholders. Instead, each Apollo stockholder who would otherwise be entitled to receive a fraction of a share of Lpath common stock, after aggregating all fractional shares of Lpath common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Lpath common stock as quoted on The NASDAQ Capital Market, on the date the merger becomes effective.

(6)
Rick Anderson and Matthew S. Crawford, each a member of the board of directors of Apollo, are Managing Director and Managing Partner, respectively, of PTV Healthcare Capital, an affiliate of, PTV Sciences II, L.P., PTV Special Opportunities I, L.P. and PTV IV, L.P. each of which are stockholders of Apollo.

(7)
John W. Creecy, a member of the board of directors of Apollo, is also Chief Executive Officer and Director of Remeditex Ventures, LLC.

(8)
R. Kent McGaughy, Jr., a member of the board of directors of Apollo, is also a Managing Director at CPMG, Inc., which is the general partner of each of Curlew Fund, LP, Roadrunner Fund, LP, Crested Crane, LP, Mallard Fund, LP and Kestrel Fund, LP. each of which are stockholders of Apollo.

(9)
Richard J. Meelia, a member of the board of directors of Apollo, is a stockholder in Meelia Ventures, LLC. Shares owned by Meelia Ventures, LLC are reported herein.

(10)
Bruce Robertson, Ph.D., a member of the board of directors of Apollo, is also a Managing Director at H.I.G. Capital, LLC, which is an affiliate of H.I.G. Ventures—Endosurgery, LLC.

(11)
Jack B. Nielsen, a member of the board of directors of Apollo, is also a Senior Partner at Novo A/S. Mr. Nielsen is not deemed to be a beneficial owner of, nor have a pecuniary interest in, the shares reported herein.

Stock Options

        Certain of Apollo's directors and executive officers currently hold options, subject to vesting, to purchase shares of Apollo common stock. At the effective time of the merger, each option to purchase Apollo common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase Lpath common stock. Lpath will assume the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan. All rights with respect to Apollo common stock under Apollo options assumed by Lpath will be converted into rights with respect to Lpath common stock. Accordingly, from and after the effective time of the merger, each Apollo stock option assumed by Lpath may be exercised for such number of shares of Lpath common stock as is determined by multiplying the number of shares of Apollo common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Apollo option assumed by Lpath will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Apollo options will generally remain unchanged. The table below sets forth certain information with respect to such options, without giving effect to the conversion and assumption of the Apollo options at the effective time of the merger. Upon conversion and assumption, the outstanding options will be subject to adjustment to account for the effect of the proposed 1:5.5 reverse stock split of Lpath common stock to be implemented prior to the consummation of the merger and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Options as of August 31, 2016	Number of Vested Shares of Common Stock Underlying Options as of August 31, 2016
Executive Officers
Todd Newton	7/08/2014	7/08/2024	0.19	4,548,243	2,274,121
	7/08/2014	7/08/2024	0.19	1,949,247	—
Dennis L. McWilliams	9/18/2007	9/18/2017	0.10	500,000	500,000
	4/27/2012	4/27/2022	0.12	1,910,000	1,910,000
	7/30/2014	7/30/2024	0.19	952,965	615,457
	7/30/2014	7/30/2024	0.19	476,483	—
	3/03/2016	3/3/2026	0.10	500,000	—
Bret Schwartzhoff	2/25/2015	2/25/2025	0.19	400,000	166,667
	3/03/2016	3/03/2026	0.10	200,000	—
Stefanie Cavanaugh	5/19/2015	5/19/2025	0.19	650,000	230,208
	3/03/2016	3/03/2026	0.10	150,000	—
Charles Tribié	7/08/2014	7/8/2024	0.19	974,000	568,167
	12/20/2015	12/20/2025	0.10	150,000	25,000
	3/03/2016	3/03/2026	0.10	150,000	—
Non-Employee Directors
Rick Anderson	—	—	—	—	—
Matthew S. Crawford	—	—	—	—	—
John W. Creecy	—	—	—	—	—
William D. McClellan, Jr.	7/08/2014	7/08/2024	0.19	25,000	14,583
R. Kent McGaughy, Jr.	—	—	—	—	—
Richard J. Meelia	7/30/2012	7/30/2022	0.12	160,000	160,000
	7/08/2014	7/08/2024	0.19	100,000	75,000
Jack B. Nielson	—	—	—	—	—
Bruce Robertson, Ph.D.	—	—	—	—	—

Management Following the Merger

        As described elsewhere in this joint proxy statement/prospectus/information statement, including in "Management Following the Merger," the directors and executive officers of Apollo are expected to become the directors and executive officers of Lpath upon the consummation of the merger.

Indemnification and Insurance

        Under the Merger Agreement, from the consummation of the merger through the sixth anniversary of the closing, each of Lpath and Apollo, as the surviving corporation in the merger, shall, jointly and severally, indemnify and hold harmless each person who is or has served as a director or officer of Apollo against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Apollo, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.

        Under the Merger Agreement, the certificate of incorporation and bylaws of each of Lpath and Apollo, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Lpath and Apollo than are presently set forth in the certificate of incorporation and bylaws of Lpath and Apollo, as applicable, which provisions shall not be amended, modified or repealed for a period of six years' time from the consummation of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Lpath and Apollo.

Limitations of Liability and Indemnification

        In addition to the indemnification required in the amended and restated certificate of incorporation and bylaws, as amended, of Apollo, Apollo has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the directors and officers of Apollo for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Apollo.

Stock Options and Warrants

        As of August 31, 2016, an aggregate of 20,096,431 of shares of Apollo common stock were issuable upon the exercise of outstanding stock options under the Apollo 2006 Stock Option Plan and the Apollo 2016 Equity Incentive Plan with a weighted average exercise price of $0.15 per share. Such options will be converted into and become options to purchase shares of Lpath common stock pursuant to the Merger Agreement. Lpath will file a registration statement on Form S-8, if available for use by Lpath, relating to the shares of Lpath common stock issuable with respect to Apollo options converted and assumed by Lpath pursuant to the terms of the Merger Agreement.

        As of August 31, 2016, an aggregate of 1,669,192 shares of Apollo preferred stock were issuable upon the exercise of outstanding warrants at a weighted exercise price of $1.2223 per share and an aggregate of 4,090,646 shares of Apollo common stock were issuable upon the exercise of outstanding warrants at an exercise price of $0.01 per share and 2,850,000 shares of Apollo common stock were issuable upon the exercise of outstanding warrants at an exercise price of $1.2223 per share. Conditioned upon and immediately prior to the effective time of the merger, such warrants, other than that held by Athyrium Capital, shall be treated as if they were exercised immediately prior to the effective time, on a net exercise basis in accordance with the terms of the warrants. The warrant held by Athyrium Capital issuable upon exercise for 2,850,000 shares of Apollo common stock will be converted into a warrant to purchase shares of Lpath common stock pursuant to the Merger Agreement.

Form of the Merger

        The Merger Agreement provides that at the effective time, Merger Sub will be merged with and into Apollo. Upon the consummation of the merger, Apollo will continue as the surviving corporation and will be a wholly-owned subsidiary of Lpath. The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

        After completion of the merger, assuming Lpath Proposal No. 3 is approved by Lpath stockholders at the Lpath special meeting, Lpath will be renamed "Apollo Endosurgery, Inc." and expects to trade on The NASDAQ Global Market under the symbol "APEN."

Merger Consideration and Adjustment

        Immediately following the closing of the financing contemplated by the Securities Purchase Agreement, each share of Apollo preferred stock outstanding at such time will be converted into shares of Apollo common stock at a ratio determined in accordance with the Apollo certificate of incorporation then in effect. Immediately prior to the closing of the financing contemplated by the Securities Purchase Agreement, the $22.2 million in aggregate principal amount outstanding under, and all interest accrued on, unsecured subordinated convertible promissory notes of Apollo shall be converted into shares of Apollo common stock pursuant to the Securities Purchase Agreement. At the effective time of the merger:

  •
  each share of Apollo common stock outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive an estimated 0.314 shares of Lpath common stock, or the exchange ratio, subject to adjustment to account for the proposed 1:5.5 reverse stock split. The estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger;

  •
  each option to purchase shares of Apollo common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Lpath and will become an option, subject to vesting, to purchase shares of Lpath common stock; and

  •
  each warrant to purchase shares of Apollo capital stock outstanding and not terminated or exercised immediately prior to the effective time of the merger will be assumed by Lpath and will become a warrant to purchase shares of Lpath common stock.

        Immediately after the merger, based on the exchange ratio, it is expected that Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath with Lpath stockholders, optionholders and warrantholders holding approximately 4.2% of the fully-diluted common stock of Lpath subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing.

        The exchange ratio provided herein is an estimate based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement. The final exchange ratio will be adjusted to account for the issuance of additional shares of Lpath common stock prior to the consummation of the merger. The final exchange ratio calculation is the quotient determined by dividing the Surviving Corporation Allocation Shares (as defined below) by the total number of shares of Apollo common stock outstanding immediately prior to closing as expressed on a fully-diluted and as-converted to common stock basis.

        The "Surviving Corporation Allocation Shares" is the number determined by first dividing the total number of shares of Lpath common stock outstanding immediately prior to the consummation of the merger as expressed on a fully-diluted and as-converted to common stock basis (but excluding stock options and warrants of Lpath having an exercise price of greater than $3.92) (the "Lpath Outstanding Shares) by 4.2% (subject to a reduction of 0.1% if Lpath's debt at the closing exceeds its net cash at the closing) and then subtracting the Lpath Outstanding Shares.

        The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Lpath common stock that Apollo stockholders will be entitled to receive for changes in the market price of Lpath common stock. Accordingly, the market value of the shares of Lpath common stock issued pursuant to the merger will depend on the market value of the shares of Lpath common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

        No fractional shares of Lpath common stock will be issuable pursuant to the merger to Apollo stockholders. Instead, each Apollo stockholder who would otherwise be entitled to receive a fraction of a share of Lpath common stock, after aggregating all fractional shares of Lpath common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Lpath common stock as quoted on The NASDAQ Capital Market, on the date the merger becomes effective.

        The Merger Agreement provides that, at the effective time of the merger, Lpath will deposit with an exchange agent acceptable to Lpath and Apollo stock certificates representing the shares of Lpath common stock issuable to the Apollo stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

        The Merger Agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Apollo common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder's Apollo stock certificates for shares of Lpath common stock. Upon surrender of an Apollo common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Lpath may reasonably require, the Apollo stock certificate surrendered will be cancelled and the holder of the Apollo stock certificate will be entitled to receive the following:

  •
  a certificate representing the number of whole shares of Lpath common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

  •
  cash in lieu of any fractional share of Lpath common stock; and

  •
  dividends or other distributions, if any, declared or made with respect to Lpath common stock with a record date after the effective time of the merger.

        At the effective time of the merger, all holders of certificates representing shares of Apollo common stock or Apollo preferred stock that were outstanding immediately prior to the effective time of the merger, other than shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in "The Merger—Appraisal Rights and Dissenters' Rights" below, will cease to have any rights as stockholders of Apollo. In addition, no transfer of Apollo common stock or Apollo preferred stock after the effective time of the merger will be registered on the stock transfer books of Apollo.

        If any Apollo stock certificate has been lost, stolen or destroyed, Apollo may, in its discretion, and as a condition to the delivery of any shares of Lpath common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed.

        From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Apollo common stock or Apollo preferred stock will be deemed to represent only the right to receive shares of Lpath common stock, and cash in lieu of any fractional share of Lpath common stock.

        Lpath will not pay dividends or other distributions on any shares of Lpath common stock to be issued in exchange for any unsurrendered Apollo stock certificate until the Apollo stock certificate is surrendered as provided in the Merger Agreement.

Effective Time of the Merger

        The Merger Agreement requires the parties to consummate the merger within two business days after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the stockholders of Apollo and the approval by the Lpath stockholders of the adoption and approval of the Merger Agreement, the approval of the merger, the issuance of Lpath common stock, and the amended and restated certificate of incorporation of Lpath effecting the proposed 1:5.5 reverse stock split and the name change from "Lpath, Inc." to "Apollo Endosurgery, Inc." The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Lpath and Apollo and specified in the certificate of merger. Neither Lpath nor Apollo can predict the exact timing of the consummation of the merger.

Regulatory Approvals

        In the United States, Lpath must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Lpath common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

        Lpath and Apollo intend the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Each of Lpath and Apollo will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Lpath or Apollo to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. It is a condition to Lpath's obligation to complete the merger that Lpath receive a written opinion of its counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to Apollo's obligation to complete the merger that Apollo receive an opinion of its counsel, Cooley LLP, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. For a description of certain material United States federal tax consequences of the merger, see the section titled "Material United States Federal Income Tax Consequences" below.

Material United States Federal Income Tax Consequences

        The following is a discussion of material U.S. federal income tax consequences of the merger applicable to U.S. Holders (as defined below) who exchange their Apollo common stock for Lpath common stock in the merger assuming the merger is consummated as contemplated herein. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the "IRS") each as in effect as of the date of the merger. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Apollo common stock as described herein.

        This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an Apollo common stockholder. In addition, it does not address consequences relevant to holders of Apollo common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation:

  •
  persons who hold their Apollo common stock in a functional currency other than the U.S. dollar;

  •
  persons who hold Apollo common stock that constitutes "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code;

  •
  persons holding Apollo common stock as part of an integrated investment (including a "straddle," pledge against currency risk, "constructive" sale or "conversion" transaction or other integrated or risk reduction transactions) consisting of shares of Apollo common stock and one or more other positions;

  •
  persons who are not U.S. Holders as defined below;

  •
  banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;

  •
  persons who do not hold their Apollo common stock as a "capital asset" within the meaning of Section 1221 of the Code;

  •
  partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

  •
  persons who acquired their Apollo common stock pursuant to the exercise of compensatory options or in other compensatory transactions;

  •
  persons who acquired their Apollo common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

  •
  persons who acquired their Apollo common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

  •
  persons who hold their Apollo common stock through individual retirement accounts or other tax-deferred accounts.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Apollo common stock that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

        If an entity treated as a partnership for U.S. federal income tax purposes holds Apollo common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Apollo common stock or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the merger.

        In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the merger, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the merger, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the merger (whether or not they are in connection with the merger), including, without limitation, transactions in which Apollo common stock is acquired (including, but not limited to, pursuant to the Securities Purchase Agreement) or Apollo preferred stock is converted to Apollo common stock, and (v) the tax consequences to holders of options, warrants or similar rights to acquire Apollo common stock.

        IN LIGHT OF THE FOREGOING, HOLDERS OF APOLLO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S.

INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. THIS DISCUSSION OF TAX CONSEQUENCES WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER.

        In the opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to Lpath, and Cooley LLP, counsel to Apollo, the following is a discussion of the material U.S. federal income tax consequences of the merger applicable to U.S. Holders (as defined below) who exchange their Apollo common stock for Lpath common stock in the merger. In addition, it is a condition to each of the parties' obligations to complete the merger that each receives a written opinion of its counsel to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        In rendering their opinions, counsel will assume that the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the Merger Agreement. Counsels' opinions will also assume the truth and accuracy of certain representations and covenants as to factual matters made by Lpath, Apollo and Merger Sub in tax representation letters provided to counsel. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the merger. If any of these assumptions is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

        No ruling from the IRS has been or will be requested with respect to the tax consequences of the merger. Opinions of counsel do not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions. Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the tax consequences to U.S. Holders of Apollo common stock will be as follows:

  •
  a U.S. Holder will not recognize gain or loss upon the exchange of Apollo common stock for Lpath common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Lpath common stock as described below;

  •
  a U.S. Holder who receives cash in lieu of a fractional share of Lpath common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder's tax basis allocable to such fractional share;

  •
  a U.S. Holder's aggregate tax basis for the shares of Lpath common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder's aggregate tax basis in the shares of Apollo common stock surrendered in the merger; and

  •
  the holding period of the shares of Lpath common stock received by a U.S. Holder in the merger will include the holding period of the shares of Apollo common stock surrendered in exchange therefor.

        Gain or loss recognized by a U.S. Holder who receives cash in lieu of a fractional share of Lpath common stock will constitute capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. Holder's holding period in the Apollo common stock surrendered in the merger is more than one year as of the effective date of the merger. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Apollo common stock and Lpath common stock, U.S. Holders who acquired different blocks of Apollo common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

        As provided in Treasury Regulations Section 1.368-3(d), each U.S. Holder who receives shares of Lpath common stock in the merger is required to retain permanent records pertaining to the merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. Holders who owned immediately before the merger at least 1% (by vote or value) of the total outstanding stock of Apollo and each U.S. Holder with a basis in their Apollo common stock of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder's tax basis in such holder's Apollo common stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Apollo and Lpath.

        If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of Apollo common stock for Lpath common stock equal to the difference between the fair market value, at the time of the merger, of the Lpath common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder's tax basis in the Apollo common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the Apollo common stock was held for more than one year at the time of the merger. In such event, the aggregate tax basis of Lpath common stock received in the merger would equal its fair market value at the time of the consummation of the merger, and the holding period of such Lpath common stock would commence the day after the consummation of the merger.

Information Reporting and Backup Withholding

        A U.S. Holder of Apollo common stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the merger. The current backup withholding rate is 28%. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. U.S. Holders of Apollo common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of Apollo common stock's federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

Appraisal Rights and Dissenters' Rights

        Any U.S. Holders of Apollo common stock who exercise appraisal rights and/or dissenters' rights with respect to Apollo common stock will not receive any Lpath common stock. To the extent such holder of Apollo common stock receives payment for their Apollo common stock in cash, each such holder will recognize capital gain or loss measured by the difference between such holder's tax basis in such stock and the amount of cash received less any portion of such holder's share of the amounts received thereafter that may be treated as interest.

        U.S. HOLDERS OF APOLLO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The NASDAQ Stock Market Listing

        Lpath common stock currently is listed on The NASDAQ Capital Market under the symbol "LPTN." Lpath has agreed to use commercially reasonable efforts to maintain its existing listing on The NASDAQ Capital Market, and to obtain approval for listing on The NASDAQ Stock Market of the shares of Lpath common stock that Apollo stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party's obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Lpath common stock must have been continually listed on The NASDAQ Stock Market, and Lpath must have caused the shares of Lpath common stock to be issued in the merger to be approved for listing on The NASDAQ Stock Market as of the consummation of the merger.

        Prior to consummation of the merger, Lpath intends to file an initial listing application with The NASDAQ Global Market pursuant to NASDAQ "reverse merger" rules. If such application is accepted, Lpath anticipates that its common stock will be listed on The NASDAQ Global Market following the consummation of the merger under the trading symbol "APEN."

Anticipated Accounting Treatment

        The merger will be treated by Lpath as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Apollo is considered to be acquiring Lpath in this transaction. Under the acquisition method of accounting, management of Lpath and Apollo have made a preliminary estimated purchase price as described in Note 1 to the unaudited pro forma condensed combined financial statements and is subject to change and interpretation. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Lpath that exist as of the date of completion of the transaction.

Appraisal Rights and Dissenters' Rights

Delaware Law

        If the merger is completed, Apollo stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Lpath common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

        The discussion below is not a complete summary regarding a Apollo stockholder's appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex C.

Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Apollo stockholders exercise their appraisal rights under Delaware law.

        Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

        If the merger is completed, within 10 days after the effective date of the merger Apollo will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Apollo capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Apollo within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Apollo of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Apollo capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Apollo Endosurgery, Inc., 1120 S. Capital of Texas Hwy, Bldg. 1, Suite 300, Austin, Texas 78746, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of shares of Apollo capital stock. ALL DEMANDS MUST BE RECEIVED BY APOLLO WITHIN TWENTY (20) DAYS AFTER THE DATE APOLLO MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

        If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Apollo capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Apollo capital stock.

        To be effective, a demand for appraisal by a holder of shares of Apollo capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder's name appears on the stockholder's stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Apollo. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner's right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

        If you hold your shares of Apollo capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

        At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder's demand and accept the terms of the merger by delivering a written withdrawal to Apollo. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Apollo capital stock.

        Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder's written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Apollo, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder's previously written demand for appraisal.

        If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

        After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the "fair value" of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

        In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company."

        Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

        Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Lpath capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

        Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

        The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Lpath, Apollo or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

        The Merger Agreement contains representations and warranties that Lpath and Merger Sub, on the one hand, and Apollo, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Lpath and Apollo do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Lpath or Apollo, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Lpath and Merger Sub, and Apollo and are modified by the disclosure schedules. If Lpath or Apollo becomes aware of material facts that contradict the representations and warranties in the Merger Agreement, Lpath or Apollo, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so.

General

        Under the Merger Agreement, Lpath Merger Sub, Inc., or Merger Sub, a wholly-owned subsidiary of Lpath formed by Lpath in connection with the merger, will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath.

Merger Consideration

        Immediately prior to the closing of the financing contemplated by the Securities Purchase Agreement, each share of Apollo preferred stock outstanding at such time will be converted into shares of Apollo common stock at a ratio determined in accordance with the Apollo certificate of incorporation then in effect. As part of the financing contemplated by the Securities Purchase Agreement, the $22.2 million in aggregate principal amount outstanding under, and all interest accrued on, unsecured subordinated convertible promissory notes of Apollo shall be converted into shares of Apollo common stock pursuant to the terms of the Securities Purchase Agreement. At the effective time of the merger, all outstanding shares of Apollo common stock, and all outstanding options and warrants to purchase Apollo common stock and preferred stock, respectively, shall convert into the right to receive Lpath common stock as follows:

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  each share of Apollo common stock outstanding immediately prior to the effective time of the merger (excluding shares of Apollo common stock held as treasury stock or held by Apollo, Merger Sub or any subsidiary of Apollo and shares held by stockholders who have exercised and perfected appraisal rights or dissenters' rights as more fully described in "The Merger—Appraisal Rights and Dissenters' Rights" (each such share, a "dissenting share")) will automatically be converted into the right to receive an estimated number of shares of Lpath common stock equal to 0.314, subject to adjustment to account for the proposed 1:5.5 reverse stock split. The estimated exchange ratio calculation contained herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the consummation of the merger;

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  each option to purchase shares of Apollo common stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Lpath and will become an option, subject to vesting, to purchase that number of shares of the common stock of Lpath multiplied by an estimated exchange ratio equal to 0.314, at an exercise price equal to the per share exercise price of such Apollo option divided by an estimated exchange ratio equal to 0.314 subject to adjustment to account for the proposed 1:5.5 reverse stock split; and

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  each warrant to purchase shares of Apollo capital stock outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Lpath and will become a warrant to purchase that number of shares of the common stock of Lpath multiplied by an estimated exchange ratio equal to 0.314, at an exercise price equal to the per share exercise price of such Apollo warrant divided by an estimated exchange ratio equal to 0.314 subject to adjustment to account for the proposed 1:5.5 reverse stock split.

        The exchange ratio provided herein is an estimate based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement. The final exchange ratio will be adjusted to account for the issuance of additional shares of Lpath common stock prior to the consummation of the merger. The final exchange ratio calculation is the quotient determined by dividing the Surviving Corporation Allocation Shares (as defined below) by the total number of shares of Apollo common stock outstanding immediately prior to closing as expressed on a fully-diluted and as-converted to common stock basis.

        The "Surviving Corporation Allocation Shares" is the number determined by first dividing the total number of shares of Lpath common stock outstanding immediately prior to the consummation of the merger as expressed on a fully-diluted and as-converted to common stock basis (but excluding stock options and warrants of Lpath having an exercise price of greater than $3.92) (the "Lpath Outstanding Shares) by 4.2% (subject to a reduction of 0.1% if Lpath's debt at the closing exceeds its net cash at the closing) and then subtracting the Lpath Outstanding Shares.

        The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Lpath common stock that Apollo stockholders, optionholders and warrantholders will be entitled to receive for changes in the market price of Lpath common stock. Accordingly, the market value of the shares of Lpath common stock issued pursuant to the merger will depend on the market value of the shares of Lpath common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

        No fractional shares of Lpath common stock will be issuable pursuant to the merger to Apollo stockholders. Instead, each Apollo stockholder who would otherwise be entitled to receive a fraction of a share of Lpath common stock, after aggregating all fractional shares of Lpath common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Lpath common stock as quoted on The NASDAQ Capital Market, on the date the merger becomes effective.

        The Merger Agreement provides that, at the effective time of the merger, Lpath will deposit with an exchange agent acceptable to Lpath and Apollo stock certificates representing the shares of Lpath common stock issuable to the Apollo stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

        The Merger Agreement provides that, promptly after the effective time of the merger, the exchange agent will mail to each record holder of Apollo common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder's Apollo stock certificates for shares of Lpath common stock. Upon surrender of an Apollo stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Lpath may reasonably require, the Apollo stock certificate surrendered will be cancelled and the holder of the Apollo stock certificate will be entitled to receive the following:

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  a certificate representing the number of whole shares of Lpath common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

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  cash in lieu of any fractional share of Lpath common stock; and

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  dividends or other distributions, if any, declared or made with respect to Lpath common stock with a record date after the effective time of the merger.

        At the effective time of the merger, all holders of certificates representing shares of Apollo common stock or Apollo preferred stock that were outstanding immediately prior to the effective time of the merger (other than dissenting shares) will cease to have any rights as stockholders of Apollo. In addition, no transfer of Apollo common stock or Apollo preferred stock after the effective time of the merger (other than dissenting shares) will be registered on the stock transfer books of Apollo.

        If any Apollo stock certificate has been lost, stolen or destroyed, Apollo may, in its discretion, and as a condition to the delivery of any shares of Lpath common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed.

        From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Apollo common stock or Apollo preferred stock (other than dissenting shares) will be deemed to represent only the right to receive shares of Lpath common stock and cash in lieu of any fractional share of Lpath common stock. Lpath will not pay dividends or other distributions on any shares of Lpath common stock to be issued in exchange for any unsurrendered Apollo stock certificate until the Apollo stock certificate is surrendered as provided in the Merger Agreement.

Treatment of Apollo Stock Options and Warrants

        At the effective time of the merger, each option to purchase Apollo common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase Lpath common stock. Lpath will assume the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan. All rights with respect to Apollo common stock under Apollo options assumed by Lpath will be converted into rights with respect to Lpath common stock. Accordingly, from and after the effective time of the merger, each Apollo stock option assumed by Lpath may be exercised for such number of shares of Lpath common stock as is determined by multiplying the number of shares of Apollo common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Apollo option assumed by Lpath will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Apollo options will generally remain unchanged; provided, that any Apollo options assumed by Lpath may be subject to adjustment to reflect changes in Lpath capitalization after the effective time of the merger and that the Lpath board of directors or a committee thereof will succeed to the authority of the board of directors of Apollo with respect to each assumed Apollo option.

        Apollo has issued warrants to purchase shares of its common stock, Series A Preferred Stock and Series C Preferred Stock. Each outstanding warrant to purchase shares of Apollo capital stock not terminated or exercised immediately prior to the effective time of the merger will be assumed by Lpath at the effective time of the merger in accordance with its terms and will become a warrant to purchase shares of Lpath common stock. The number of shares of Lpath common stock subject to each assumed warrant will be determined by multiplying the number of shares of Apollo common stock, or the number of shares of Apollo common stock issuable upon conversion of the shares of Apollo preferred stock issuable upon exercise of such warrant, that were subject to such warrant prior to the effective time of the merger by the exchange ratio and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price for the Lpath common stock issuable upon exercise of each of the assumed warrants will be determined by dividing the per share exercise price of the Apollo preferred stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent. Any restriction on a warrant assumed by Lpath will continue in effect and the term and other provisions of such warrant will otherwise remain unchanged.

Directors and Officers of Lpath Following the Merger

        Pursuant to the Merger Agreement, all of the directors and executive officers of Lpath will resign at or prior to the effective time of the merger. Prior to the effective time of the merger but to be effective at the effective time of the merger, the board of directors of Lpath will elect nine designees selected by Apollo to serve as members of the board of directors of Lpath effective upon consummation of the merger. The Apollo designees in the aggregate are expected to satisfy the requisite independence requirements for the board of directors of Lpath, as well as the sophistication and independence requirements for the required committees pursuant to NASDAQ listing requirements. It is anticipated that the Apollo designees will be:

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  Rick Anderson

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  Matthew S. Crawford

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  John Creecy

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  William D. McClellan, Jr.

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  R. Kent McGaughy, Jr.

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  Richard J. Meelia

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  Todd Newton

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  Jack Nielsen

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  Bruce Robertson, Ph.D.

It is anticipated that the executive officers of Lpath upon the consummation of the merger will be:

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  Todd Newton, Chief Executive Officer

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  Dennis L. McWilliams, President and Chief Commercial Officer

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  Stefanie Cavanaugh, Chief Financial Officer

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  Bret Schwartzhoff, Vice President, U.S. Sales

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  Charles Tribié, Executive Vice President, Operations

Amended and Restated Certificate of Incorporation of Lpath and Amendment to the Amended and Restated Certificate of Incorporation of Lpath

        Stockholders of record of Lpath common stock on the record date for the Lpath special meeting will also be asked to approve the amended and restated certificate of incorporation of Lpath to effect the proposed 1:5.5 reverse stock split and the amendment to the amended and restated certificate of incorporation of Lpath to change the name of the corporation from "Lpath, Inc." to "Apollo Endosurgery, Inc." upon consummation of the merger, which requires the affirmative vote of holders of a majority of the outstanding common stock on the record date for the Lpath special meeting.

Conditions to the Completion of the Merger

        Each party's obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

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  the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have become effective in accordance with the provisions of the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

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  there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction that remains in effect, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or transactions contemplated by the Merger Agreement illegal;

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  the holders of a majority of the shares of outstanding Apollo common stock and preferred stock, voting together as one class and the holders of at least 65% of Apollo preferred stock voting together as a single class and not as a separate series, must have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and approved the merger, and the holders of a majority of the outstanding shares of Lpath common stock must have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and approved the merger, the issuance of Lpath common stock in the merger and the 1:5.5 reverse stock split;

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  the existing shares of Lpath common stock must have been continually listed on The NASDAQ Capital Market through the consummation of the merger, and Lpath must have caused the shares of Lpath common stock to be issued in the merger to be approved for listing on The NASDAQ Stock Market LLC (subject to official notice of issuance) as of the consummation of the merger;

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  there must not be any legal proceeding pending, or overtly threatened in writing by an official of any governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any action:

  •
  challenging or seeking to restrain or prohibit the consummation of the merger or the transactions contemplated by the Merger Agreement;

  •
  relating to the merger and related transactions and seeking to obtain from Lpath, Merger Sub or Apollo any damages or other relief that may be material to Lpath, Merger Sub or Apollo;

    •
    seeking to prohibit or limit in any material and adverse respect a party to the Merger Agreement's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Lpath;

    •
    that would materially and adversely affect the right or ability of Lpath or Apollo to own the assets or operate the business of Lpath or Apollo; or

    •
    seeking to compel Apollo, Lpath, or any of their respective subsidiaries to dispose of or hold separate any material assets as a result of the merger or related transactions.

        In addition, each party's obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

  •
  all representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the closing date of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, in each case or in the aggregate, would not reasonably be expected to have a material adverse effect;

  •
  the other party to the Merger Agreement must have performed or complied in all material respects with all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the consummation of the merger; and

  •
  the other party must have delivered certain certificates and other documents required under the Merger Agreement for the consummation of the merger.

        In addition, the obligation of Lpath and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

  •
  the financing contemplated by the Securities Purchase Agreement must have been consummated and Apollo must have received the proceeds from such financing pursuant to the terms and conditions set forth in the Securities Purchase Agreement;

  •
  Lpath must have received the opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes qualify as a reorganization within the meaning of Section 368(a) of the Code;

  •
  Apollo must have terminated certain agreements entered into between Apollo and its stockholders;

  •
  Apollo must have delivered to Lpath written resignations of the officers and directors of Apollo that are not continuing as officers and directors of Apollo following the merger;

  •
  Apollo must have effected a conversion of each share of Apollo preferred stock into shares of Apollo common stock;

  •
  Apollo must have effected a conversion of all of its outstanding convertible indebtedness into shares of Apollo common stock and shall have no other outstanding indebtedness other than as disclosed to Lpath;

  •
  there shall have been no effect, change, event, circumstance or development that is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Apollo and its subsidiaries, taken as a whole, or the ability of Apollo to consummate the merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Apollo, that is continuing. The Merger Agreement provides that certain events shall not be considered a material adverse effect to Apollo, including without limitation:

    •
    any failure by Apollo or any of its subsidiaries to meet internal projections of forecasts or third party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement;

    •
    resignation or termination of any director or officer of Apollo;

    •
    any effect, change, event, circumstance or development resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or announcement or pendency or anticipated consummation of the merger or the transactions contemplated by the Merger Agreement;

    •
    any natural disaster or any act of terrorism, sabotage, military action or war, whether or not declared, or any escalation or worsening thereof;

    •
    any change in United States generally accepted accounting principles or any change in applicable laws, rules or regulations; or

    •
    any conditions generally affecting the industries in which Apollo and its subsidiaries participate or the United States or global economy of capital markets as a whole, to the extent such conditions do not have a disproportionate impact on Apollo and its subsidiaries taken as a whole.

        In addition, the obligation of Apollo to complete the merger is further subject to the satisfaction or waiver of the following conditions:

  •
  Lpath must have delivered to Apollo written resignations of the officers and directors of Lpath that are not continuing as officers and directors of Lpath following the merger and shall have caused the new board members of Lpath, specified in the Merger Agreement, to be elected;

  •
  Lpath must have delivered a closing financial certificate signed by its Chief Executive Officer certifying (a) an itemized list of Lpath's consolidated current assets and consolidated current liabilities, (b) the amount of transaction expenses incurred but unpaid by Lpath at the closing, (c) and the amount of Lpath debt at the closing, and including a representation that Lpath's net cash is greater than or equal to its debt at the closing; provided, however, that Lpath may certify that its debt exceeds its net cash by up to $250,000 (and if Lpath's debt is greater than Lpath's net cash at closing by more than $250,000, Apollo may refuse to complete the merger without payment of a termination fee or expenses);

  •
  Apollo must have received the opinion of Cooley LLP, dated as of the closing date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will for U.S. federal income tax purposes qualify as a reorganization within the meaning of Section 368(a) of the Code; and

  •
  There shall have been no effect, change, event, circumstance or development that is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Lpath and its subsidiaries, taken as a whole, or the ability of Lpath to consummate the merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, each referred to as a material adverse effect as it relates to Lpath, that is continuing. The Merger Agreement provides that certain events shall not be considered a material adverse effect to Lpath, including without limitation:

    •
    any failure by Lpath or any of its subsidiaries to meet internal projections of forecasts or third party revenue or earnings predictions for any period ending on or after the date of the Merger Agreement;

    •
    resignation or termination of any director or officer of Lpath;

    •
    any effect, change, event, circumstance or development resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or announcement or pendency or anticipated consummation of the merger or the transactions contemplated by the Merger Agreement;

    •
    any natural disaster or any act of terrorism, sabotage, military action or war, whether or not declared, or any escalation or worsening thereof;

    •
    any change in United States generally accepted accounting principles or any change in applicable laws, rules or regulations; or

    •
    any conditions generally affecting the industries in which Lpath and its subsidiaries participate or the United States or global economy of capital markets as a whole, to the extent such conditions do not have a disproportionate impact on Lpath and its subsidiaries taken as a whole.

Representations and Warranties

        The Merger Agreement contains customary representations and warranties of Lpath and Apollo for a transaction of this type relating to, among other things:

  •
  corporate organization and power, and similar corporate matters;

  •
  subsidiaries;

  •
  capitalization;

  •
  financial statements and with respect to Lpath, documents filed with the SEC and the accuracy of information contained in those documents;

  •
  the absence of material changes or events;

  •
  title to assets;

  •
  real property and leaseholds;

  •
  intellectual property;

  •
  material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

  •
  liabilities;

  •
  regulatory compliance, permits and restrictions;

  •
  tax matters;

  •
  employee and labor matters and benefit plans;

  •
  environmental matters;

  •
  insurance;

  •
  legal proceedings and orders;

  •
  authority to enter into the Merger Agreement and the related agreements;

  •
  votes required for completion of the merger and approval of the proposals that will come before the Lpath special meeting and that will be the subject of the Apollo stockholder written consent;

  •
  except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

  •
  bank accounts;

  •
  any brokerage or finder's fee or other fee or commission in connection with the merger;

  •
  with respect to Lpath, the valid issuance in the merger of the Lpath common stock;

  •
  disclosures to be included in this proxy statement/prospectus/information statement;

  •
  an assertion that no other representations and warranties, except as set forth in the Merger Agreement, are being given to the other party; and

  •
  an acknowledgement that the other party is not providing any other representations or warranties except as set forth in the Merger Agreement.

        The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Lpath and Apollo to complete the merger.

No Solicitation

        Each of Lpath and Apollo agreed that, except as described below, Lpath and Apollo and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:

  •
  solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any "acquisition proposal" or "acquisition inquiry," each as defined below, or take any action that could reasonably be expected to lead to an acquisition proposal or an acquisition inquiry;

  •
  furnish any information regarding Lpath, Apollo or Merger Sub to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

  •
  engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

  •
  approve, endorse or recommend an acquisition proposal;

  •
  execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction; or

  •
  grant any waiver or release under any confidentiality, standstill or similar agreement, other than to either Lpath or Apollo.

        An "acquisition inquiry" means an inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal.

        An "acquisition proposal" means any offer or proposal, whether written or oral contemplating or otherwise relating to any "acquisition transaction," as defined below.

        An "acquisition transaction" means the following:

  •
  any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: in which Lpath, Apollo or Merger Sub is a constituent corporation, in which any individual, entity, governmental entity or "group," as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Lpath, Apollo or Merger Sub or any of their subsidiaries or in which Lpath, Apollo or Merger Sub or any of their subsidiaries issues securities representing more than 15% of the outstanding voting securities of any class of voting securities of such party or any of its subsidiaries;

  •
  any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute 15% or more of the consolidated book value or the fair market value of the assets of Lpath, Apollo or Merger Sub and their subsidiaries, taken as a whole; and

  •
  any liquidation or dissolution of Lpath, Apollo or Merger Sub.

        However, before obtaining the applicable Lpath or Apollo stockholder approvals required to consummate the merger, each party may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which such party's board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor, if any, and its outside legal counsel, constitutes or is reasonably likely to result in a "superior offer," as defined below, if:

  •
  neither such party nor any representative of such party has breached the no solicitation provisions of the Merger Agreement described above;

  •
  such party's board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of such board of directors under applicable legal requirements;

  •
  such party gives the other party at least five business days' prior notice of the identity of the third party and of that party's intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

  •
  such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Lpath and Apollo; and

  •
  at least five business days' prior to the furnishing of any information to a third party, such party furnishes the same information to the other party to the extent not previously furnished.

        A "superior offer" means a bona fide written offer by a third party to enter into a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either Lpath's or Apollo's stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or in which any individual, entity or governmental body or "group," as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the party's capital stock, or a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions that was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and is on terms and conditions that the board of directors of the party receiving the offer determines in its reasonable good faith judgment, after obtaining and taking into account such matters as the board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any:

  •
  is reasonably likely to be more favorable, from a financial point of view, to that party's stockholders than the terms of the merger and the transactions contemplated by the Merger Agreement; and

  •
  is reasonably capable of being consummated.

        The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party informed in all material respects with respect to, any acquisition proposal or any acquisition inquiry.

Meetings of Stockholders

        Lpath is obligated under the Merger Agreement to call, give notice of and hold a special meeting of its stockholders for the purposes of adopting and approving the Merger Agreement and considering the issuance of shares of Lpath common stock, the merger and the 1:5.5 reverse stock split.

        Apollo is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to approve the merger and adopt the Merger Agreement and related transactions within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

Covenants; Conduct of Business Pending the Merger

        Apollo agreed that it will conduct its business in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Apollo also agreed that, subject to certain limited exceptions, without the consent of Lpath, it will not, during the period prior to consummation of the merger:

  •
  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than for shares of Apollo capital stock issuable as a dividend that have accrued pursuant to Apollo's certificate of incorporation); or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees);

  •
  amend the certificate of incorporation, bylaws or other charter or organizational documents of Apollo, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated by the Merger Agreement and the Securities Purchase Agreement and the transactions contemplated thereby;

  •
  sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Merger Agreement and the Securities Purchase Agreement and the transactions contemplated thereby: any capital stock or other security (except for shares of common stock issued upon the valid exercise of options or warrants outstanding on the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

  •
  form any subsidiary or acquire any equity interest or other interest in any other entity;

  •
  other than in the ordinary course of business, lend money to any individual, entity or governmental body; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $200,000;

  •
  adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Lpath; or, other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; or increase the severance or change of control benefits offered to any current or new service providers;

  •
  other than pursuant to the Securities Purchase Agreement and the transactions contemplated thereby, enter into any material transaction outside the ordinary course of business;

  •
  acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

  •
  make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

  •
  other than pursuant to the Securities Purchase Agreement and the transactions contemplated thereby, enter into, amend or terminate any material contract other than in the ordinary course of business with respect to the business as currently being conducted;

  •
  materially change the pricing or royalties or other payments set or charged by Apollo or any of its subsidiaries to its customers or licensees or materially increase or agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Apollo; or

  •
  agree, resolve or commit to do any of the foregoing.

        Lpath agreed that it will conduct its business in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Lpath also agreed that, subject to certain limited exceptions, without the consent of Apollo, it will not, during the period prior to the consummation of the merger:

  •
  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees of Lpath);

  •
  except for pursuant to Lpath's existing at-the-market facility, sell, issue or grant, or authorize the issuance of or make any commitment to do any of the foregoing, except as related to the proposed transactions under the Merger Agreement: any capital stock or other security (except for Lpath common stock issued upon the valid exercise of outstanding Lpath options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

  •
  amend the certificate of incorporation, bylaws or other charter or organizational documents of Lpath, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

  •
  form any subsidiary other than Merger Sub or acquire any equity interest or other interest in any other entity;

  •
  lend money to any individual, entity or governmental body; other than in the ordinary course of business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

  •
  adopt, establish or enter into any Lpath employee plan; cause or permit any Lpath employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Apollo; other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees or increase the severance or change of control benefits offered to any current or new service providers; provided, that, Lpath may pay bonuses and other severance and retention payments to its employees in connection with their termination of employment as disclosed to Apollo;

  •
  enter into any material transaction outside the ordinary course of business;

  •
  acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

  •
  make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords; enter into any closing agreement with respect to any tax; settle or compromise any claim, notice, audit report or assessment in respect of material taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

  •
  enter into, amend or terminate any material contract;

  •
  materially change the pricing or royalties or other payments set or charged by Lpath or any of its subsidiaries to its customers or licensees or materially increase or agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Lpath; or

  •
  agree, resolve or commit to do any of the foregoing.

Other Agreements

        Each of Lpath and Apollo has agreed to use its commercially reasonable efforts to:

  •
  take all actions necessary to consummate the merger;

  •
  satisfy the conditions precedent to the consummation of the Merger Agreement;

  •
  obtain all consents, approvals or waivers reasonably required in connection with the transactions contemplated by the Merger Agreement; and

  •
  lift any injunction prohibiting, or any other legal bar to, the merger or other transactions contemplated by the Merger Agreement.

        Lpath and Apollo agree that:

  •
  Lpath, Merger Sub and Apollo will make all filings and other submissions and give all notices required to be made and given by such party in connection with the merger and the transactions contemplated by the Merger Agreement;

  •
  neither party will make any public statement concerning the merger, subject to certain exceptions;

  •
  Lpath will use commercially reasonable efforts to maintain the listing of its common stock on The NASDAQ Capital Market, to obtain approval for listing on The NASDAQ Stock Market of Lpath common stock pursuant to NASDAQ "reverse merger rules" and to cause the shares of its common stock and shares of common stock issuable upon exercise of the options and warrants held by Apollo securityholders to be approved for listing on The NASDAQ Stock Market;

  •
  for a period of six years after the consummation of the merger, Lpath will indemnify each of the current and former directors and officers of Lpath and Apollo to the fullest extent permitted under the DGCL and will maintain directors' and officers' liability insurance for the directors and officers of Lpath and Apollo; and

  •
  Lpath, Merger Sub and Apollo shall cooperate reasonably with each other and shall provide such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the combined entity to continue to meet its obligations following the closing. In addition, Apollo shall cooperate with Lpath and shall use its commercially reasonable efforts to provide Lpath with such assistance as may be reasonably requested by Lpath for purposes of facilitating Lpath's use of its at-the-market facility; provided, that Apollo shall not be required to obtain any consents from its auditors or from any third-parties, and Apollo will not be required to deliver any financial statements other than those delivered with this proxy statement/prospectus/information statement.

Termination

        The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

  •
  by mutual written consent duly authorized by the board of directors of each of Lpath and Apollo;

  •
  by either Lpath or Apollo if the merger shall not have been consummated by March 8, 2017; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement, and this right to terminate shall not be available for an additional 60 days upon request of either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by such date;

  •
  by Lpath or Apollo if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or transactions contemplated by the Merger Agreement;

  •
  by Lpath or Apollo if the stockholders of Lpath do not approve the merger, the 1:5.5 reverse stock split or the issuance of Lpath common stock in the merger at the Lpath special meeting (including any adjournments and postponements thereof), but Lpath may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Lpath stockholders was caused by the action or failure to act of Lpath and such action or failure to act constitutes a material breach by Lpath of the Merger Agreement;

  •
  by Apollo, at any time prior to the approval by Lpath's stockholders of the merger, the 1:5.5 reverse stock split and the issuance of the shares of Lpath common stock pursuant to the merger, if:

  •
  the Lpath board of directors fails to recommend that the stockholders of Lpath vote to approve the merger, the 1:5.5 reverse stock split and the issuance of Lpath common stock or withdraws or modifies its recommendation in a manner adverse to Apollo;

  •
  Lpath fails to include in this proxy statement/prospectus/information statement such recommendation;

  •
  Lpath fails to hold the Lpath special meeting within 45 days after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the SEC, seeking a stop order with respect to such registration statement, in which case such 45-day period will be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending;

  •
  the Lpath board of directors approves, endorses or recommends any acquisition proposal, as defined in the section titled "The Merger Agreement—No Solicitation" in this proxy statement/prospectus/information statement;

  •
  Lpath enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

  •
  Lpath or any director, officer or agent of Lpath willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement (each of the above clauses is referred to as an "Lpath triggering event");

  •
  by Lpath, if any director, officer or agent of Apollo willfully and intentionally breaches the no solicitation provisions set forth in the Merger Agreement or the provisions relating to Apollo's obligation to recommend and obtain stockholder approval to adopt the Merger Agreement (each is referred to as an "Apollo triggering event");

  •
  by Lpath or Apollo if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that certain conditions to the consummation of the merger would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured; or

  •
  by Lpath, at any time prior to the approval by the stockholders of Lpath of the issuance of the shares of Lpath common stock, upon Lpath entering into a definitive agreement that provides for the consummation of a transaction in which an individual, entity or governmental body or "group" (as defined under applicable securities laws) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Lpath's capital stock (a "permitted alternative agreement"); provided, however, that Lpath shall not enter into any permitted alternative agreement unless:

  •
  Apollo shall have received written notice from Lpath of Lpath's intention to enter into such permitted alternative agreement at least five business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such permitted alternative agreement, including the identity of the counterparty together with copies of the then current draft of such definitive agreement and all related agreements;

  •
  Lpath shall have complied with its obligations under the no solicitation provisions set forth in the Merger Agreement;

  the Lpath board of directors shall have determined in good faith, after consultation with its outside legal counsel, that (1) the subject transaction constitutes a permitted alternative agreement as defined above and (2) the failure to enter into such permitted alternative agreement would result in a breach of its fiduciary duties under applicable laws;

  •
  Lpath shall concurrently pay a termination fee equal to the greater of $390,000 and the third-party expenses incurred by Apollo; and

  •
  a copy of such permitted alternative agreement and all related agreements, exhibits, schedules and other documents shall have been delivered to Apollo.

Termination Fee

Fee Payable by Lpath

        Lpath must pay Apollo a termination fee equal to the greater of $390,000 and the third-party expenses incurred by Apollo if:

  •
  the Merger Agreement is terminated by Apollo at any time prior to the approval of the merger, the issuance of Lpath common stock in the merger and the 1:5.5 reverse stock split by the stockholders of Lpath because of an Lpath triggering event, as defined above in the section titled "The Merger Agreement—Termination,";

  •
  the Merger Agreement is terminated by Lpath at any time prior to the approval of the merger and the issuance of Lpath common stock in the merger upon Lpath entering into a permitted alternative agreement and provided Lpath complies with certain obligations set forth in the Merger Agreement regarding such permitted alternative agreement;

  •
  if the Merger Agreement is terminated by either Apollo or Lpath at any time before the Lpath special meeting, and an acquisition proposal, as defined above in the section titled "The Merger Agreement—No Solicitation," with respect to Lpath was publically announced, disclosed or otherwise communicated to Lpath's board of directors; or

  •
  if the Merger Agreement is terminated by either Apollo or Lpath after the Lpath special meeting (including any adjournments and postponements thereof) shall have been held and completed and Lpath's stockholders shall have taken a final vote on the merger, the issuance of Lpath common stock and the 1:5.5 reverse-stock split and such matters shall not have been approved at the Lpath special meeting (or any adjournment or postponement thereof) by the required Lpath stockholder vote, and within twelve months after the date of such termination, Lpath enters into a definitive agreement with respect to any acquisition transaction, as defined above in the section titled "The Merger Agreement—No Solicitation," that results or would result in any third party beneficially owning securities of Lpath or Merger Sub representing more than 50% of the voting power of the outstanding securities of Lpath or Merger Sub or owning or exclusively licensing tangible or intangible assets representing more than 50% of the fair market value of the income-generating assets of Lpath or Merger Sub or their respective subsidiaries, taken as a whole or consummates such a transaction.

        Lpath must reimburse Apollo for third-party expenses incurred by Apollo in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $250,000, if:

  •
  the Merger Agreement is terminated by either Apollo or Lpath after the Lpath special meeting (including any adjournments and postponements thereof) shall have been held and completed and Lpath's stockholders shall have taken a final vote on the merger, the issuance of Lpath common stock, and the 1:5.5 reverse-stock split and such matters shall not have been approved at the Lpath special meeting (or any adjournment or postponement thereof) by the required Lpath stockholder vote;

  •
  the Merger Agreement is terminated by Apollo because Lpath or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Lpath or Merger Sub has become inaccurate, in either case such that certain conditions to the consummation of the merger would not be satisfied as of time of such breach or inaccuracy, and the provisions regarding the opportunity to cure such breach or inaccuracy have been complied with; or

  •
  in the event of a failure by Apollo to consummate the transactions described in the Merger Agreement solely because there is an Lpath material adverse effect, as defined above in the section titled "The Merger Agreement—Termination."

Fee Payable by Apollo

        Apollo must pay Lpath a termination fee equal to the greater of $390,000 and the third-party expenses incurred by Lpath if:

  •
  the Merger Agreement is terminated by Lpath because of an Apollo triggering event, as defined above in the section titled "The Merger Agreement—Termination."

        Apollo must reimburse Lpath for expenses incurred by Lpath in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $250,000, if:

  •
  the Merger Agreement is terminated by Lpath because Apollo has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Apollo has become inaccurate, in either case such that certain conditions to the consummation of the merger would not be satisfied as of time of such breach or inaccuracy, and the provisions regarding the opportunity to cure such breach or inaccuracy have been complied with; or

  •
  in the event of a failure by Lpath to consummate the transactions described in the Merger Agreement solely because there is an Apollo material adverse effect, as defined above in the section titled "The Merger Agreement—Termination."

Amendment

        The Merger Agreement may be amended by the parties at any time, with the approval of their respective boards, except that after the Merger Agreement has been adopted and approved by the stockholders of Lpath, no amendment which by law requires further approval by the stockholders of Lpath shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Securities Purchase Agreement

        On September 8, 2016, prior to the execution of the Merger Agreement, Apollo entered into the Securities Purchase Agreement with certain holders of 5% of the capital stock of Apollo and entities affiliated with certain directors of Apollo (the "Purchasers") and certain executive officers of Apollo, pursuant to which Apollo agreed to sell, and the Purchasers agreed to purchase, an aggregate of approximately 17.7 million shares of Apollo common stock at a price of $1.6361 per share immediately prior to the consummation of the merger for an aggregate purchase price of approximately $29 million. Additionally, $22.2 million in aggregate principal amount outstanding under, and all interest accrued on, unsecured subordinated convertible promissory notes of Apollo shall be converted into shares of Apollo common stock pursuant to the terms of the Securities Purchase Agreement.

        The merger is conditioned upon the closing of the financing contemplated by the Securities Purchase Agreement.

        The Securities Purchase Agreement contains representations and warranties of Apollo comparable to the representations and warranties of Apollo in the Merger Agreement. The Securities Purchase Agreement also contains customary representations and warranties of the Purchasers.

        Each Purchaser's obligation to purchase shares of Apollo common stock from Apollo pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

  •
  Apollo's representations and warranties in the Securities Purchase Agreement being true and complete as of September 8, 2016 and as of the closing date for the financing, subject to certain exceptions;

  •
  Apollo having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by it;

  •
  the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares;

  •
  as notified by Apollo, each of the conditions to the consummation of the merger set forth in the Merger Agreement having been satisfied or waived and the parties to the Merger Agreement being ready, willing and able to consummate the merger immediately after the closing of the financing on the terms and conditions set forth therein; and

  •
  the SEC having declared effective the registration statement of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part having been issued and remain pending.

        Apollo's obligation to sell shares of Apollo common stock to each Purchaser pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

  •
  the representations and warranties made by such Purchaser being true and correct in all material respects as of the date when made or specified, and as of the closing date, subject to certain exceptions;

  •
  such Purchaser having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required to be performed, satisfied or complied with by such Purchaser;

  •
  the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of the sale of the shares; and

  •
  such Purchaser's delivery to Apollo of certain items at or prior to the closing.

        The representations and warranties contained in the Securities Purchase Agreement will terminate at the closing of the financing. Covenants contained therein that by their terms survive the closing of the financing shall survive the closing of the financing in accordance with their terms.

        The Securities Purchase Agreement may be amended and its provisions waived by Apollo and the purchasers holding 65% of the shares to be purchased at the closing.

        The obligation of the Purchasers pursuant to the Securities Purchase Agreement will terminate if the closing of the financing has not been consummated on or prior to December 31, 2016.

Support Agreements and Written Consent

        In order to induce Lpath to enter into the Merger Agreement, certain Apollo stockholders are parties to a support agreement with Lpath pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote all of its shares of Apollo capital stock in favor of the adoption of the Merger Agreement, the approval of the merger, approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Apollo's stockholders and against any "Acquisition Proposal," as defined in the Merger Agreement. These Apollo stockholders also granted Lpath an irrevocable proxy to their respective Apollo capital stock in accordance with the support agreements. These Apollo stockholders may vote their shares of Apollo capital stock on all other matters not referred to in such proxy.

        The parties to the support agreements with Lpath are:

  •
  Stefanie Cavanaugh

  •
  Entities affiliated with CPMG, Inc.

  •
  Charles Dean

  •
  GC&H Investments and GC&H Investments LLC

  •
  H.I.G. Ventures—Endosurgery, LLC

  •
  Dennis McWilliams

  •
  Meelia Ventures, LLC

  •
  Todd Newton

  •
  Novo A/S

  •
  Entities affiliated PTV Healthcare Capital

  •
  Remeditex Ventures LLC

        The stockholders of Apollo that are party to a support agreement with Lpath owned an aggregate of 500,000 shares of Apollo common stock and 89,598,336 shares of Apollo preferred stock, representing approximately 91.5% of the outstanding shares of Apollo capital stock on an as-converted to common stock basis, in each case as of August 31, 2016. These stockholders include executive officers and directors of Apollo, entities affiliated with those executive officers and directors and entities owning more than 5% of Apollo's outstanding stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, stockholders of Apollo holding a sufficient number of shares to adopt the Merger Agreement and approve the merger will execute written consents providing for such adoption and approval. Therefore, holders of the number of shares of Apollo stock required to adopt the Merger Agreement and approve the merger are contractually obligated to adopt the Merger Agreement and approve the merger and are expected to adopt the Merger Agreement and approve the merger via written consent.

        Under these support agreements, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Apollo capital stock and securities held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Apollo capital stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

        In addition, in order to induce Apollo to enter into the Merger Agreement, certain Lpath stockholders are a party to a support agreement with Apollo pursuant to which, among other things, each of these stockholders agreed, solely in his capacity as a stockholder, to vote all of his shares of Lpath common stock in favor of the merger, the 1:5.5 reverse stock split and the issuance of Lpath common stock in the merger pursuant to the Merger Agreement, the adoption of the Merger Agreement if submitted for adoption, the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the merger and the issuance of Lpath common stock in the merger pursuant to the Merger Agreement on the date on which such meeting is held, and any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Lpath's stockholders and against any "Acquisition Proposal," as defined in the Merger Agreement. These Lpath stockholders also granted Apollo an irrevocable proxy to their respective shares in accordance with the support agreements. These Lpath stockholders may vote their shares of Lpath common stock on all other matters not referred to in such proxy.

        As of August 31, 2016, the stockholders of Lpath that are party to these support agreements owned an aggregate of 62,223 shares of Lpath common stock representing approximately 2.6% of the outstanding Lpath common stock. These stockholders include certain officers and directors of Lpath. The parties to the support agreements with Apollo are:

  •
  Gary Atkinson

  •
  Gary Woodnutt

  •
  Leigh Hsu

  •
  Jeffrey Ferrell

  •
  Daniel Kisner

  •
  Charles Matthews (Matthews Family Trust)

  •
  Daniel Petree

  •
  Donald Swortwood

        Under these support agreements, subject to certain exceptions, such stockholders also have agreed not to sell or transfer Lpath common stock and securities held by them until the earlier of the termination of the Merger Agreement or the completion of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Lpath common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

 MATTERS BEING SUBMITTED TO A VOTE OF LPATH STOCKHOLDERS

Lpath Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger

        At the Lpath special meeting, Lpath stockholders will be asked to adopt and approve the Merger Agreement, and to approve the merger and the issuance of Lpath common stock pursuant to the Merger Agreement. Immediately following the merger, it is expected that Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath, with existing Lpath stockholders, optionholders and warrantholders holding approximately 4.2% of the fully-diluted common stock of Lpath subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the consummation of the merger exceeds Lpath's net cash at the consummation of the merger.

        The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Lpath common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.

Required Vote

        The affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting is required for approval of Lpath Proposal No. 1.

        THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT THE LPATH STOCKHOLDERS VOTE "FOR" LPATH PROPOSAL NO. 1 TO ADOPT AND APPROVE THE MERGER AGREEMENT, AND TO APPROVE THE MERGER AND THE ISSUANCE OF LPATH COMMON STOCK PURSUANT TO THE MERGER AGREEMENT. EACH OF PROPOSAL NOS. 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

Lpath Proposal No. 2: Approval of the Amended and Restated Certificate of Incorporation of Lpath Effecting the Reverse Stock Split

General

        At the Lpath special meeting, Lpath stockholders will be asked to approve the amended and restated certificate of incorporation of Lpath effecting a reverse stock split of the issued shares of Lpath common stock, at a ratio of one new share for every five and one half shares outstanding (the "1:5.5 reverse stock split"). Upon the effectiveness of the amended and restated certificate of incorporation of Lpath effecting the reverse stock split, or the split effective time, the issued shares of Lpath common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that an Lpath stockholder will own one new share of Lpath common stock for each five and one half shares of issued common stock held by that stockholder immediately prior to the split effective time.

        If Lpath Proposal No. 2 is approved, the reverse stock split would become effective in connection with the consummation of the merger. The Lpath board of directors may effect only one reverse stock split in connection with this Lpath Proposal No. 2. The Lpath board of directors' decision will be based on a number of factors, including market conditions, existing and expected trading prices for Lpath common stock and the listing requirements of The NASDAQ Capital Market.

        The Lpath board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the merger and the issuance of shares of Lpath common stock pursuant to the Merger Agreement.

        The form of the amended and restated certificate of incorporation of Lpath to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Lpath common stock or preferred stock.

Purpose

        The Lpath board of directors approved the proposal approving the amended and restated certificate of incorporation of Lpath effecting the reverse stock split for the following reasons:

  •
  the board of directors believes effecting the reverse stock split may be an effective means of avoiding a delisting of Lpath common stock from The NASDAQ Capital Market in the future; and

  •
  the board of directors believes a higher stock price may help generate investor interest in Lpath.

        If the reverse stock split successfully increases the per share price of Lpath common stock, the Lpath board of directors believes this increase may increase trading volume in Lpath common stock.

NASDAQ Requirements for Listing on the NASDAQ Global Market

        Lpath common stock is quoted on The NASDAQ Capital Market under the symbol "LPTN." Lpath intends to file an initial listing application with NASDAQ to seek listing on The NASDAQ Global Market upon the consummation of the merger.

        According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of The NASDAQ Global Market will require Lpath to have, among other things, a $4.00 per share minimum bid price upon the consummation of the merger and at least three market makers for the Lpath common stock following the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger, and Lpath may be required to engage one or more additional market makers for its common stock.

        One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Lpath's management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Lpath's authorized but unissued shares immediately prior to the consummation of the merger would be approximately 97.6 million compared to shares issued of approximately 2.4 million. If Lpath effects the reverse stock split using a 1:5.5 ratio, its authorized but unissued shares immediately prior to the consummation of the merger would be approximately 99.6 million compared to shares issued of approximately 0.4 million. Lpath currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Lpath warrants and employee stock options from time to time as these warrants and options are exercised. The reverse stock split will not affect the number of authorized shares of Lpath common stock which will continue to be authorized pursuant to the certificate of incorporation of Lpath.

Potential Increased Investor Interest

        On                  , 2016, Lpath common stock closed at $        per share. An investment in Lpath common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Lpath board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

        There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Lpath common stock.

        Lpath cannot predict whether the reverse stock split will increase the market price for Lpath common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

  •
  the market price per share of Lpath common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Lpath common stock outstanding before the reverse stock split;

  •
  the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

  •
  the reverse stock split will result in a per share price that will increase the ability of Lpath to attract and retain employees; or

  •
  the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ Stock Market LLC for continued listing, or that Lpath will otherwise meet the requirements of NASDAQ Stock Market LLC for inclusion for trading on The NASDAQ Global Market, including the $4.00 minimum bid price and at least three market makers in Lpath's common stock upon the consummation of the merger.

        The market price of Lpath common stock will also be based on performance of Lpath and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Lpath common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Lpath may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Lpath common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

        The amended and restated certificate of incorporation of Lpath effecting the reverse stock split is set forth in Annex D to this proxy statement/prospectus/information statement. The attached amendment also reflects the change of the Lpath corporate name as described in Lpath Proposal No. 3.

        The reverse stock split will be effected simultaneously for all outstanding shares of Lpath common stock. The reverse stock split will affect all of the Lpath stockholders uniformly and will not affect any stockholder's percentage ownership interests in Lpath, except to the extent that the reverse stock split results in any of the Lpath stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of Lpath following the merger. The reverse stock split will not affect Lpath continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, ("the Exchange Act").

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

        If the Lpath stockholders approve the amended and restated certificate of incorporation of Lpath effecting the reverse stock split, and if the Lpath board of directors still believes that a reverse stock split is in the best interests of Lpath and its stockholders, Lpath will file the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Lpath board of directors has determined to be the appropriate split effective time. The Lpath board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

        As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split and/or corporate name change have been effected. Lpath expects that the Lpath transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Lpath. In the event that Lpath Proposal No. 3 is approved by Lpath, the certificates reflecting the post-split shares will also reflect the change of the Lpath corporate name to "Apollo Endosurgery, Inc." No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

        No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Capital Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

        By approving the amended and restated certificate of incorporation of Lpath effecting the reverse stock split, stockholders will be approving the combination of five and one half shares of Lpath common stock into one share of Lpath common stock.

        Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Lpath is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Lpath or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

        Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Lpath board of directors or contemplating a tender offer or other transaction for the combination of Lpath with another company, the reverse stock split proposal is not being proposed in response to any effort of which Lpath is aware to accumulate shares of Lpath common stock or obtain control of Lpath, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Lpath board of directors and stockholders. Other than the proposals being submitted to the Lpath stockholders for their consideration at the Lpath special meeting, the Lpath board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Lpath. For more information, please see the section titled "Risk Factors—Risks Related to the Common Stock of Lpath", and "Description of Lpath Capital Stock—Anti-Takeover Effects of Provisions of Lpath Charter Documents" and "—Anti-Takeover Effects of Delaware Law."

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

        The following is a discussion of certain material U.S. federal income tax consequences of the reverse stock split to holders of Lpath common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS each as in effect as of the date of the merger. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Lpath common stock.

        This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an Lpath common stockholder. In addition, it does not address consequences relevant to holders of Lpath common stock that are subject to particular rules, including, without limitation:

  •
  persons who hold their Lpath common stock in a functional currency other than the U.S. dollar;

  •
  persons who hold Lpath common stock that constitutes "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code;

  •
  persons holding Lpath common stock as part of an integrated investment (including a "straddle," pledge against currency risk, "constructive" sale or "conversion" transaction or other integrated or risk reduction transactions) consisting of shares of Lpath common stock and one or more other positions;

  •
  persons who are not U.S. Holders as defined below;

  •
  banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers;

  •
  real estate investment trusts or regulated investment companies;

  •
  persons who do not hold their Lpath common stock as a "capital asset" within the meaning of Section 1221 of the Code;

  •
  partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

  •
  persons who acquired their Lpath common stock pursuant to the exercise of compensatory options or in other compensatory transactions;

  •
  persons who acquired their Lpath common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

  •
  persons who acquired their Lpath common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

  •
  persons who hold their Lpath common stock through individual retirement accounts or other tax-deferred accounts.

        This discussion is limited to holders of Lpath common stock that are U.S. Holders. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Lpath common stock that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

        If an entity treated as a partnership for U.S. federal income tax purposes holds Lpath common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership you should consult your tax advisor regarding the tax consequences to you.

        In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax law consequences of the reverse stock split, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the reverse stock split (whether or not they are in connection with the reverse stock split), and (v) the tax consequences to holders of options, warrants or similar rights to acquire Lpath common stock.

        IN LIGHT OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, HOLDERS OF LPATH COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

  Tax Consequences of the Reverse Stock Split

        The reverse stock split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder of Lpath common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Lpath common stock, as discussed below. A U.S. Holder's aggregate tax basis in the shares of Lpath common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Lpath common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Lpath common stock), and such U.S. Holder's holding period in the shares of Lpath common stock received should include the holding period in the shares of Lpath common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Lpath common stock surrendered to the shares of Lpath common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Lpath common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

  Cash in Lieu of Fractional Shares

        A U.S. Holder of Lpath common stock that receives cash in lieu of a fractional share of Lpath common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of Lpath common stock surrendered that is allocated to such fractional share of Lpath common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder's holding period for Lpath common stock surrendered exceeded one year at the effective time of the reverse stock split.

  Information Reporting and Backup Withholding

        A U.S. Holder of Lpath common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split. The current backup withholding rate is 28%. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. U.S. Holders of Lpath common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of Lpath common stock's federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

Vote Required; Recommendation of Board of Directors

        The affirmative vote of holders of a majority of the shares of Lpath common stock having voting power outstanding on the record date for the Lpath special meeting is required to approve the amended and restated certificate of incorporation of Lpath effecting a reverse stock split of Lpath common stock, at such ratio of 1:5.5.

        THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT LPATH STOCKHOLDERS VOTE "FOR" LPATH PROPOSAL NO. 2 TO APPROVE THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LPATH EFFECTING THE REVERSE STOCK SPLIT. EACH OF PROPOSAL NOS. 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

Lpath Proposal No. 3: Approval of Name Change

        At the Lpath special meeting, holders of Lpath stock will be asked to approve the amendment to the amended and restated certificate of incorporation of Lpath to change the name of the corporation from "Lpath, Inc." to "Apollo Endosurgery, Inc." by filing the amendment to the amended and restated certificate of incorporation at the effective time of the merger. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Apollo product candidates and product candidate pipeline following the consummation of the merger. Lpath management believes that the current name will no longer accurately reflect the business of Lpath and the mission of Lpath subsequent to the consummation of the merger.

        The affirmative vote of holders of a majority of the shares of Lpath common stock having voting power outstanding on the record date for the Lpath special meeting is required to approve the amendment to the amended and restated certificate of incorporation to change the name "Lpath, Inc." to "Apollo Endosurgery, Inc."

        THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT LPATH STOCKHOLDERS VOTE "FOR" LPATH PROPOSAL NO. 3 TO APPROVE THE NAME CHANGE. EACH OF PROPOSAL NOS. 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

Lpath Proposal No. 4: Advisory, Non-Binding Vote on Merger-Related Executive Compensation Arrangements

        Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Lpath provide stockholders with the opportunity to vote to approve, on non-binding advisory vote basis, the payment of certain compensation that will or may become payable by Lpath to its named executive officers in connection with the merger, as disclosed in the section titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger," beginning on page 115 of this proxy statement/prospectus/information statement.

        Upon the consummation of the merger, the combined company expects to terminate each Lpath named executive officer without cause. Therefore, Lpath is asking stockholders to indicate their approval of the compensation that will or may become payable by Lpath to its named executive officers in connection with the merger and the associated termination of the named executive officers without cause upon the consummation of the merger. These payments are set forth in the section titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger," beginning on page 115 of this proxy statement/prospectus/information statement, and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Lpath's overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Lpath's annual proxy statements or its other reports filed with the Securities and Exchange Commission. These historical employment agreements, equity awards and other arrangements were adopted and approved by the Compensation Committee of Lpath's board of directors, which is composed solely of non-management directors, and are believed to be reasonable and in line with marketplace norms.

        Accordingly, we are seeking approval of the following resolution at the special meeting:

          "RESOLVED, that the stockholders of Lpath, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Lpath to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger."

        Stockholders of Lpath should note that this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Lpath, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated and Lpath's named executive officers are terminated in connection with the merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Lpath entered into with these named executive officers.

        The affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting is required to approve the non-binding advisory vote on merger-related executive compensation arrangements.

        THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT THE LPATH STOCKHOLDERS VOTE "FOR" LPATH PROPOSAL NO. 4 TO APPROVE, ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY LAPTH TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

Lpath Proposal No. 5: Approval of Possible Adjournment of the Lpath Special Meeting

        If Lpath fails to receive a sufficient number of votes to approve Lpath Proposal Nos. 1, 2, 3 and 4, Lpath may propose to adjourn the Lpath special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Lpath Proposal Nos. 1, 2, 3 and 4. Lpath currently does not intend to propose adjournment at the Lpath special meeting if there are sufficient votes to approve Lpath Proposal Nos. 1, 2, 3 and 4.

        The affirmative vote of the holders of a majority of the shares of Lpath common stock having voting power present in person or represented by proxy at the Lpath special meeting is required to approve the adjournment of the Lpath special meeting for the purpose of soliciting additional proxies to approve Lpath Proposal Nos. 1, 2, 3 and 4.

        THE LPATH BOARD OF DIRECTORS RECOMMENDS THAT THE LPATH STOCKHOLDERS VOTE "FOR" LPATH PROPOSAL NO. 5 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF LPATH PROPOSAL NOS. 1, 2, 3 AND 4. EACH OF PROPOSAL NOS. 1, 2 AND 3 ARE CONDITIONED UPON EACH OTHER. THEREFORE, THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

 EQUITY COMPENSATION PLAN INFORMATION

        The following table provides certain information with respect to all of the Lpath equity compensation plans in effect as of December 31, 2015.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units, and Warrants		Weighted- Average Exercise Price of Outstanding Options and Warrants		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders	465,460	(1)	$53.66	(2)	102,081
Equity compensation plans not approved by stockholders	—		—		—

Total	465,460		$53.66		102,081

(1)
Includes 34,249 restricted stock units.

(2)
Excludes 34,249 restricted stock units.

LPATH BUSINESS

Overview

        Lpath is a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. Lpath has developed three drug candidates, advancing each of them into clinical trials, and built evidence to support Lpath's approach of targeting bioactive lipids to treat a wide range of diseases. In the first quarter of 2016, Lpath completed its Phase 1 clinical trial of Lpathomab.

        As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath has incurred significant net losses since its inception. To conserve Lpath's cash resources, Lpath has reduced its headcount and curtailed its research and product development activities. As a result of these actions, Lpath believes that its current resources should be sufficient to fund its operations through November 2016.

        In May 2015, the Lpath board of directors commenced a process of evaluating Lpath's strategic alternatives to maximize stockholder value. To assist with this process, the Lpath board of directors engaged a financial advisory firm to help explore Lpath's available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Lpath's assets, collaboration and licensing arrangements and/or equity and debt financings. On September 8, 2016, Lpath and Apollo entered into the Merger Agreement. Following the consummation of the merger, Lpath will no longer pursue any of its product development programs and will wind down its historical operations. Although Lpath has entered into the Merger Agreement and intends to consummate the merger as described in this proxy statement/prospectus/information statement, there is no assurance that Lpath will be able to successfully consummate the merger on a timely basis, or at all. If Lpath is unable to successfully complete the merger or another strategic transaction or secure additional capital on a timely basis and on terms that are acceptable to Lpath's stockholders, Lpath may be required to cease its operations altogether.

Lpathomab

        Lpathomab is a humanized monoclonal antibody ("mAb") against lysophosphatidic acid ("LPA"), a bioactive lipid that has been characterized in scientific literature as playing a key role in nerve injury and neuropathic pain. Published research has also demonstrated that LPA is a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types, and plays a key role in pulmonary fibrosis. The preclinical studies showed strong in vivo results with Lpathomab in several different pain models, which suggest that LPA may be an attractive target across a variety of chronic pain conditions, including diabetic peripheral neuropathy, post-herpetic neuralgia, chemotherapy-induced neuropathic pain and pain associated with lumbosacral radiculopathy.

        In the first quarter of 2016, Lpath completed its Phase 1a clinical trial of Lpathomab. The double-blind, placebo-controlled, single ascending dose trial was designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of Lpathomab in healthy volunteers. The trial also aimed to establish a maximum tolerated dose for future clinical studies in patients with neuropathic pain or other potential indications. The trial included a total of five cohorts at increasing doses. Lpathomab was well tolerated at all doses tested, and no serious adverse events or dose limiting toxicities were observed during the trial. Since May 2015, Lpath held partnering and/or licensing discussions for Lpathomab with 14 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

iSONEP

        iSONEP is the ocular formulation of sonepcizumab, a mAb against sphingosine-1-phosphate ("S1P"). Sphingomab™ is the original mouse version of this monoclonal antibody. iSONEP is administered by intravitreal (inside the eye) injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms suggested that: (i) iSONEP might have a comparative advantage over currently marketed products for "wet" age-related macular degeneration ("wet AMD") and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy (a complication of diabetes affecting the retina), dry AMD and glaucoma-related surgery.

        In 2010, Lpath entered into an agreement with Pfizer Inc., which was amended in 2012 (collectively, the "Pfizer Agreement"), that provided Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP. From 2011 to 2015 in collaboration with Pfizer, Lpath conducted a multicenter, Phase 2 clinical trial evaluating iSONEP in patients with wet age-related macular degeneration (wet AMD) (the "iSONEP trial"). During the second quarter of 2015, Lpath announced that its iSONEP trial did not meet its primary or key secondary endpoints. Based on the failure of iSONEP to meet these endpoints, Pfizer elected to allow its option to develop and commercialize iSONEP to expire unexercised on August 9, 2015. As a result, the Pfizer Agreement terminated by its terms, and all rights that Pfizer held in the iSONEP program have reverted to Lpath.

        Following completion of the iSONEP trial, Lpath conducted further analyses of the clinical trial data, including additional anatomical endpoints, to better understand the results. While iSONEP did not meet the primary or key secondary endpoints of the iSONEP trial, analyses of the follow-up data from the completed trial did provide interesting signals of possible therapeutic benefit from iSONEP. Long-term follow-up data suggests that treatment of wet AMD patients with iSONEP, in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than would be expected from anti-VEGF treatment alone. Lpath believed that these signals of activity in the iSONEP trial would be appropriate for further clinical investigation, and sought a partner for future studies of iSONEP in order to obtain the funding and additional expertise required to advance this program. Since May 2015, Lpath held partnering and/or licensing discussions for iSONEP with 22 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

ASONEP

        ASONEP is the systemic formulation of sonepcizumab. In the first quarter of 2010, Lpath completed a Phase 1 clinical trial in which ASONEP was evaluated in very late-stage cancer patients. In that trial, ASONEP was well tolerated at all dose-levels ranging from 1 mg/kg to 24 mg/kg, other than minor infusion-related reactions observed at the highest dose. More than half the patients that completed the initial four-treatment evaluation period showed stable disease, and durable stable disease was observed in several patients. Based on these results, in 2013 Lpath commenced a Phase 2a single-agent, open-label study of ASONEP trial in patients with advanced renal cell carcinoma (RCC).

        In March 2015, Lpath announced that its Phase 2a clinical trial of ASONEP did not meet the primary endpoint of statistically significant progression-free survival. ASONEP is the systemic formulation of sonepcizumab. To successfully meet the primary endpoint of progression-free survival, at least 20 out of 39 patients needed to be progression-free at four months of treatment. Fourteen out of 40 patients (over enrolled by one patient) were progression-free at four months. Eight of the fourteen patients were progression-free for at least six months, of which three patients remained progression-free for over 20 months. Overall, ASONEP was well-tolerated. The ASONEP study follow-up period concluded during the third quarter of 2015, and there are no longer any patients being treated with

ASONEP. Lpath explored other indications where ASONEP may have a greater chance of success, and sought potential partners to pursue the further development of ASONEP. Lpath has not been successful in obtaining a partner for ASONEP.

        As part of the Pfizer Agreement, Lpath granted to Pfizer a right of first refusal for ASONEP. That right of first refusal expired on August 9, 2015, concurrent with the expiration of Pfizer's option to acquire the license to iSONEP.

ImmuneY2 Technology

        Lpath has developed functional therapeutic monoclonal antibodies against bioactive lipids, of which there are estimated to be 1,000 or more. Lpath produced these unique antibodies using its ImmuneY2 technology, a series of proprietary processes Lpath has developed.

        Lpath has a strong intellectual-property position in the bioactive-lipid area. Most of its intellectual property was developed in-house based on its pioneering research on bioactive lipid signaling. Lpath's research partners to date have included the M.D. Anderson Cancer Center, the UCLA Brain Injury Research Center, Johns Hopkins University, the Harvard Medical School, the University of Florida College of Medicine, the University of California—San Diego, the French National Centre for Scientific Research, the Center for Eye Research Australia, the University of Melbourne, Australia, the Beth Israel Deaconess Medical Center, the Walter Reed Army Institute for Research, the Medical University of South Carolina, the Virginia Commonwealth University and the University of Kentucky.

Product Opportunities

        Lpath's key product-development programs are summarized in Table 1:

Table 1. Primary Product-Development Programs

PRODUCT	Description	Indication	Status
Lpathomab	mAb against LPA, a tumorigenic and metastatic agent and a validated contributor to neuropathic pain and traumatic brain injury.	Neuropathic pain, chemo-induced pain, traumatic brain injury and fibrosis	Dosing completed in Phase 1a clinical trial in healthy volunteers. Demonstrated in vivo mechanisms that contribute to progression of diabetic retinopathy and wet AMD.
iSONEP	mAb against S1P, a validated angiogenic growth factor & contributor to inflammation	Age-related macular degeneration, RPE detachment and other retinal diseases
Phase 2 clinical trial of iSONEP in patients with Wet-AMD did not meet primary end point or key secondary end points. Long-term follow-up data suggests that iSONEP, when used in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than anti-VEGF treatments alone.
ASONEP	mAb against S1P, a validated angiogenic factor and validated mediator of lymphocyte trafficking	Cancer—various tumor types	Phase 2a single-agent, open-label study of ASONEP did not meet the primary end-point of statistically significant progression-free survival in patients with advanced renal cell carcinoma (RCC).

Lpathomab

        Lpath's drug discovery team, using Lpath's proprietary ImmuneY2 technology, has generated functional mAbs against lysophosphatidic acid ("LPA"), a key bioactive lipid that has long been recognized in the literature as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has demonstrated that LPA is also a significant contributor to neuropathic pain and traumatic brain injury, and plays a key role in pulmonary fibrosis. Because of its potentially significant role in a number of diseases, including pain, fibrosis and cancer, other companies have tried, unsuccessfully, to create an antibody against LPA.

        In July 2015, Lpath announced that the FDA had authorized it to initiate its Phase 1a clinical trial for Lpathomab. Lpath commenced the Phase 1a clinical trial in September 2015, and completed the dosing phase of the clinical trial in January 2016. The double-blind, placebo-controlled, single ascending dose trial was designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of Lpathomab in healthy volunteers. The trial also aimed to establish a maximum tolerated dose for future clinical studies in patients with neuropathic pain or other potential indications. The trial included a total of five cohorts at increasing doses. Lpathomab was well tolerated at all doses tested, and no serious adverse events or dose limiting toxicities were observed during the trial. To date, Lpath held partnering and/or licensing discussions for Lpathomab with 14 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

iSONEP

        iSONEP is the ocular formulation of sonepcizumab, a mAb against S1P, a bioactive lipid implicated in the progression of many diseases including various angiogenic-related diseases and inflammatory-oriented indications, multiple sclerosis, and many types of cancer, iSONEP—and ASONEP as well (see below)—acts as a molecular sponge to selectively absorb S1P from blood and from certain tissues.

Pre-Clinical and Phase 1 Clinical Trial Results

        iSONEP demonstrated promising anti-angiogenic results in various eye models of wet AMD, as performed by Dr. Maria Grant (University of Florida) and Dr. Peter Campochiaro (Johns Hopkins University). Moreover, Dr. Campochiaro's studies also demonstrated that iSONEP has strong anti-vascular permeability effects in the eye, as well as promising anti-inflammatory properties. Studies that Lpath performed in-house suggest iSONEP also may have anti-fibrotic effects.

        In 2009, Lpath completed a Phase 1 clinical trial in which iSONEP was evaluated in patients with wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2 mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in some patients in this clinical study, the most common being regression in Choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs that are the current market leaders for the treatment of wet AMD.

        iSONEP's non-overlapping effects relative to anti-VEGF therapeutics was predicted. As Campochiaro et al. state in Journal of Cellular Physiology, "Since S1P may have both independent and overlapping effects with VEGF, it is a particularly appealing target. There may be advantages to combined blockade of VEGF [Lucentis] and blockade of S1P [iSONEP]."

        The most significant benefit observed in the Phase 1 trial was a regression in choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula, the area of the retina responsible for central vision. Of the seven patients that had a baseline lesion that was considered by experienced ophthalmologists to be "large," four experienced a reduction exceeding 5 mm2 and three experienced a reduction of greater than 75%—all with a single dose of iSONEP. This type of clinical benefit is not typical with other treatments, as the published data (Heier JS et al. Ophthalmology.2006; 113:642e1-642.e4) suggest that, even with repeated Lucentis® dosing, the total physical size of CNV lesion does not show much reduction.

        Due to the small sample size, all biological effects described above can only be characterized as possibly correlative; no causal relationship has yet been established, statistically or otherwise.

        The fact that these biological effects appear to be non-overlapping vis-à-vis those of the predominant market leaders, Lucentis®, Avastin® and Eylea® may be important. Wet AMD is characterized by the pathologic disruption of the retina, which is caused collectively by (i) new-blood-vessel growth in the choroid layer under the retina, (ii) sub-retinal fibrosis, (iii) general inflammation in the retinal area, and (iv) edema caused by new blood vessels that do not form perfectly and are thereby permeable (or leaky).

        Lucentis, Avastin, Eylea target the protein VEGF, a validated promoter of permeable and leaky blood vessels, and appear to exert most of their beneficial effect via an anti-permeability action that results in resolution of intra and sub-retinal edema. However, the actual CNV lesion does not typically regress.

        In contrast, iSONEP has been shown in various animal models of disease not only to reduce blood-vessel growth and leakiness, but to significantly mitigate ocular fibrosis (Grant et al, Experimental Eye Research, August 2008) and to substantially reduce inflammation in the eye (Campochiaro et al., Journal of Cellular Physiology, October 2008). As such, iSONEP has the potential to be an effective wet AMD treatment since it may act synergistically with anti-VEGF approaches as a combination therapy to address the complex processes and multiple steps that ultimately lead to vision loss for wet AMD patients.

        The promising results of the Phase 1 clinical trial together with the preclinical studies suggest the following:

  (i)
  iSONEP may have comparative advantages over currently available treatments like Lucentis, Avastin or Eylea. The loss of visual acuity associated with AMD is caused by a combination of all the factors mentioned above, yet Lucentis, Avastin and Eylea apparently fail to address inflammation and sub-retinal fibrosis. Thus, iSONEP may improve vision on a more-consistent basis across the patient population and may treat the multiple mechanisms that cause exudative-AMD-related vision loss. Such an agent might act as an adjunct therapy to an anti-VEGF agent.

  (ii)
  iSONEP may be able to inhibit the vascular and extravascular components of ischemic retinopathies such as diabetic retinopathy and the dry form of AMD, both of which represent significant unmet medical needs.

  (iii)
  iSONEP might be efficacious in treating fibrotic-related disorders of the eye, including proliferative retinopathy, post glaucoma filtration surgery (trabeculectomy or valve implantation) and various anterior-segment diseases.

Pfizer Agreement and Phase 2 Clinical Trial

        In 2010, Lpath entered into an agreement with Pfizer Inc., which was amended in 2012 (collectively, the "Pfizer Agreement"), that provided Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP. From 2011 to 2015 in collaboration with Pfizer, Lpath conducted a multicenter, Phase 2 clinical trial evaluating iSONEP in patients with wet AMD (the "iSONEP trial"). During the second quarter of 2015, Lpath announced that its iSONEP trial did not meet its primary or key secondary endpoints. The wet AMD patients in the iSONEP trial did not show statistically significant improvement in visual acuity at day 120 of the trial, the primary endpoint, when treated with iSONEP as an adjunctive or monotherapy. As Lpath has previously disclosed, based on the failure of iSONEP to meet these primary endpoints of the iSONEP trial, Pfizer elected to allow its option to develop and commercialize iSONEP to expire unexercised on August 9, 2015. As a result, the

Pfizer Agreement terminated by its terms, and all rights that Pfizer held in the iSONEP program have reverted to Lpath.

        Following completion of the iSONEP clinical trial, Lpath conducted further analyses of the clinical trial data, including additional anatomical endpoints, to better understand the results. While iSONEP did not meet the primary or key secondary endpoints of the iSONEP trial, analyses of the follow-up data from the completed trial did provide interesting signals of possible therapeutic benefit from iSONEP. Long-term follow-up data through the conclusion of the trial after nine months suggests that treatment of wet AMD patients with iSONEP, in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than would be expected from anti-VEGF treatment alone. Lpath believed that these signals of activity in the iSONEP trial are appropriate for further clinical investigation. Since May 2015, Lpath held partnering and/or licensing discussions for iSONEP with 22 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

ASONEP

        ASONEP is the systemic formulation of sonepcizumab; as such, it is also a mAb against the bioactive lipid S1P which has been implicated in the progression of various types of cancer and other angiogenic-related and inflammatory-oriented indications. It is well documented in scientific literature that S1P is a key protector of cancer cells when tumors are stressed by radiation or chemotherapy. Many studies have been conducted that demonstrate a strong link between S1P and several prevalent tumor types, including renal cell carcinoma (kidney cancer), leukemia, prostate cancer, neuroblastoma, (a brain tumor), lung cancer, pancreatic cancer and melanoma (skin cancer).

Preclinical and Phase 1 Clinical Trial Results

        ASONEP has demonstrated efficacy in preclinical models of several types of human cancers. In addition, the safety profile of ASONEP was extremely favorable throughout a Phase 1 clinical trial as well as in a wide variety of preclinical studies at multiples of anticipated human exposure.

        Lpath believed ASONEP may be effective in reducing the four major processes of cancer progression: tumor proliferation, tumor metastasis, tumor-associated angiogenesis and protection from cell death. The other mAbs on the market or in clinical trials of which Lpath is aware generally inhibit only one or two tumor- promoting effects in a broad range of cancers. As such, Lpath believed that ASONEP may have a comparative advantage over other therapeutic antibody approaches for cancer.

        Other potential advantages of ASONEP, which are generally related to Lpath's unique approach of targeting bioactive lipids (whereas most therapeutic mAbs on the market and in clinical trials are directed against protein targets), include the following:

  •
  ASONEP's preclinical data may translate into humans more predictably than typical protein-targeted drug candidates.  Unlike protein targets, S1P has a single molecular structure that is conserved among species (i.e., S1P in a mouse is the same as in monkeys and humans), which is not the case for protein targets. This possibly provides for a greater translation (i.e., higher predictive value) between animal efficacy studies and possible human clinical significance.

  •
  Cancer cells (and other pathogenic cell types) may not as easily "escape therapy" by mutating around the therapy.  When the target is a protein, cancerous cells can "escape therapy" by mutating around the therapy; they do this either (i) through a form of natural selection, by "selecting" the isoform of the protein that the drug has least efficacy against, or (ii) by making a new version of the protein that the drug is less effective against (and cancer cells have already proven to be highly likely to mutate). S1P, on the other hand, has no isoforms (or splice variants) so the natural selection process described above cannot occur. In addition, the second approach described above is highly unlikely to occur because cells are programmed to produce proteins and not lipids.

  •
  Antibodies that bind to lipids may be able to attain certain efficiencies and potencies that protein-targeted antibodies cannot attain.  A typical antibody usually binds and inhibits one (in some cases, two) protein targets. Lipids are so small, by contrast, that each antibody can bind and inhibit two or more such lipid molecules, providing certain efficacies and potencies that typical antibodies cannot attain.

  •
  ASONEP has greater binding affinity than other antibodies.  The affinity of ASONEP (i.e., the "strength" of binding to its target, S1P) is higher than antibody therapeutics that are currently used in the clinic as molecular sponges.

        ASONEP has demonstrated favorable results in disease models for clinical indications other than cancer. In a preclinical study conducted at Harvard Medical School using ASONEP in an Experimental Autoimmune Encephalomyelitis (EAE) model of Multiple Sclerosis, ASONEP performed favorably compared against FTY720, a Novartis compound that was recently approved by the FDA as a treatment for Multiple Sclerosis.

        In the first quarter of 2010, Lpath completed a Phase 1 clinical trial in which ASONEP was tested in patients having cancer. The trial met its primary endpoint of identifying safe dose levels for investigation in the Phase 2 setting. ASONEP was well tolerated at all dose-levels, ranging from 1 mg/kg to 24 mg/kg. In the dose-escalation phase of the study, three evaluable patients were treated per dose level, with each one receiving four intravenous treatments during the initial evaluation period. Patients could continue ASONEP treatment after this initial evaluation period as long as the patient's disease did not progress. The study also included an extension phase, where six additional patients were dosed at the highest dose (24 mg/kg) using the same dosing guidelines described above.

        More than half the patients that completed the initial four-treatment evaluation period showed stable disease. Durable stable disease was observed in several patients. The test results offer considerable flexibility with dose level in future studies because ASONEP was equally well tolerated across all doses that were tested, other than minor infusion-related reactions observed at the highest dose of 24 mg/kg.

Phase 2 Clinical Trial

        In March 2015, Lpath announced that its Phase 2a single-agent, open-label study of ASONEP did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma (RCC). To successfully meet the primary endpoint of progression-free survival, at least 20 out of 39 patients needed to be progression-free at four months of treatment. Fourteen out of 40 patients (over enrolled by one patient) were progression-free at four months. Eight of the fourteen patients were progression-free for at least six months, of which three patients remained progression-free for over 20 months. Overall, ASONEP was well-tolerated. The ASONEP study follow-up period concluded during the third quarter of 2015, and there are no longer any patients being treated with ASONEP.

        As part of the Pfizer Agreement, Lpath granted to Pfizer (or a third party who may acquire Pfizer's rights) a right of first refusal for ASONEP. That right of first refusal expired on August 9, 2015, concurrent with the expiration of Pfizer's option to acquire the license to iSONEP.

Manufacturing, Development and Commercialization Strategy

        Lpath has outsourced current Good Laboratory Practices ("cGLP") preclinical development activities (e.g., toxicology) and cGMP manufacturing and clinical development activities to contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"). CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients and are commonly engaged in the industry. Lpath outsources manufacturing to organizations with approved facilities and manufacturing practices. Marketing, sales and distribution will likely be through strategic partners that license the right to market, sell and distribute Lpath's compounds in exchange for some combination of up-front payments, royalty payments and milestone payments. Lpath's research and development expenses were $8.6 million and $18.1 million in fiscal years 2015 and 2014, respectively, and $1.9 million for the six month period ended in June 30, 2016.

        In 2013, Lpath entered into a Development and Manufacturing Services agreement with Gallus to conduct the manufacturing process development and scale-up activities followed by the cGMP manufacture of Lpathomab. Pursuant to the terms of that agreement, Gallus performed the upstream and downstream process development, and cGMP manufacture for the Lpathomab clinical material used in Lpath's recent Phase 1 clinical trial. In addition, to ensure that Lpath had adequate supplies of clinical material to complete the Phase 2 clinical trials of iSONEP and ASONEP, Lpath contracted with Gallus for the production of cGMP material for both of those clinical trials. Production of that material was completed in the fourth quarter of 2014. In 2014, DPx Holdings B.V. acquired Gallus and merged it into Patheon, Inc. ("Patheon"). Lpath believes it has a good relationship with Patheon (formerly Gallus) and that, if Lpath need to manufacture additional clinical material in the future, it will be able to do so pursuant to the terms of the 2013 Development and Manufacturing Services agreement, which does not expire until 2018. Patheon is currently Lpath's single manufacturer for ASONEP, iSONEP and Lpathomab and may not be replaced without significant effort and delay in production.

Competition

        The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and expected to be increasingly so in the future. Other larger and better funded companies have developed and are developing drugs that, if not similar in type to Lpath's drugs, are designed to address the same signaling pathways, or patient or subject population. For example, there are a number of approved drugs that are currently being used in the treatment of wet AMD as well as a number of companies currently developing drugs to treat wet AMD, which is the target market for iSONEP. The current market leaders for the treatment of wet AMD are the VEGF inhibitors, including Lucentis® (a product of Genentech, a member of the Roche Group), Eylea® (a product of Regeneron Pharmaceuticals) and (off-label) Avastin® (a product of Genentech, a member of the Roche Group). Therefore, Lpath's lead products, other products it may develop, or any other products Lpath may acquire or in-license may not be, or may not be perceived to be, the most efficacious (at all or for a majority of patients), the safest, the first to market, or the most economical to make or use. If a competitor's product is, or is perceived to be, more advantageous than Lpath's, for whatever reason, then Lpath could make less money from sales, if it is able to generate sales at all.

In-licensed Technology

Medical Research Council Technology

        In 2005, Lpath entered into a collaboration agreement (the "AERES Agreement") with AERES Biomedical Limited ("AERES") to "humanize" the company's Sphingomab monoclonal antibody. Humanization under the AERES Agreement involves utilizing proprietary processes owned by AERES for the purpose of modifying Sphingomab antibodies originally contained in mice for potential human acceptance in a clinical trial. The humanized version of Sphingomab that was produced from the collaboration with AERES is called Sonepcizumab. In 2014, AERES' rights and obligations pursuant to the AERES Agreement were transferred to Medical Research Council Technology ("MRCT") by means of a Deed of Novation, which obligates MRCT to perform and be bound by the terms of the

AERES Agreement. No amounts were paid to AERES or MRCT during 2015 and 2014, or during the first six months of 2016. If Lpath had the opportunity to progress its drug candidate programs, it could be required to pay MRCT certain additional contingent amounts when drug candidates based on Sonepcizumab pass through the levels of the FDA drug review and approval process. MRCT would also be entitled to a royalty, not to exceed 4%, on any revenues generated by the ultimate commercialization of any drug candidate based on Sonepcizumab.

Patents and Proprietary Rights

        Lpath's ability to pursue the development of its drug candidates depends, in part, on its ability to obtain patent protection for its products in the United States and other countries. Lpath's patents primarily concern the use of reagents and methods designed to interfere with the actions of bioactive lipids involved in human disease. Lpath's intellectual-property portfolio includes compositions of matter that specifically bind to sphingolipids and sphingolipid metabolites. These agents, including antibodies, could be used in the diagnosis and treatment of various diseases and disorders, including cardiovascular and cerebrovascular disease, cancer, inflammation, autoimmune disorders, ocular disease and angiogenesis. Lpath has also obtained issued claims on sphingolipid targets (e.g., receptors and signaling sphingolipids) and methods for using such targets in drug-discovery screening efforts. Lpath believes that its patent portfolio provides broad, commercially significant coverage of antibodies, receptors, enzymes or other moieties that bind to a lysolipid (or a sphingolipid metabolite) for diagnostic, therapeutic or screening purposes. Lpath's issued patents begin to expire in 2017. Lpath does not believe that the expiration of any single patent is likely to significantly affect its intellectual property position.

Government Regulation

        The FDA and comparable regulatory agencies in foreign countries, as well as drug regulators in state and local jurisdictions, impose substantial requirements upon the clinical development, manufacturing and marketing of pharmaceutical products. These agencies and other federal, state and local entities also regulate research and development activities and the human testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Lpath's product candidates (and any other products Lpath may develop, acquire or in-license).

        The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before Lpath's initial products may be marketed in the U.S. generally involves the following:

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  Preclinical laboratory and animal tests;

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  Submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials may begin;

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  Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

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  Submission to the FDA of an New Drug Application ("NDA"); and

  •
  FDA review and approval, or otherwise, of an NDA.

        The testing and approval process requires substantial time, effort and financial resources, and Lpath cannot be certain that any approval will be granted on an expeditious basis, if at all. Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. Certain preclinical tests must be conducted in compliance with cGLP regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

        Lpath is required to submit the results of its preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before Lpath may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Lpath's submission of an IND may not result in FDA authorization to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. Among other things, these regulations include the requirement that all subjects provide informed consent. Further, an independent Institutional Review Board ("IRB") at each medical center proposing to conduct the clinical trials must review and approve any clinical study. Each IRB also continues to monitor the study and must be kept aware of the study's progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

        Human clinical trials are typically conducted in three sequential phases that may overlap:

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  Phase 1: The drug is initially introduced into human subjects or patients and tested for safety, dosage tolerance, absorption, distribution, metabolism and excretion ("ADME").

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  Phase 2: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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  Phase 3: When Phase 2 evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

        Even assuming it had resources to pursue the further development of its drug candidates, Lpath cannot be certain that it would be able to successfully initiate or complete Phase 1, Phase 2 or Phase 3 testing of its product candidates within any specific time period, if at all. Furthermore, the FDA or an IRB may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        Concurrent with clinical trials and pre-clinical studies, Lpath also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product, and Lpath must develop methods for testing the quality, purity and potency of the final products. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

        The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA reviews each NDA submitted and may request additional information, rather than accepting the NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA. The FDA has substantial discretion in the approval process and may disagree with Lpath's interpretation of the data submitted in the NDA.

        The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided. Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Manufacturing establishments often also are subject to inspections prior to NDA approval to assure compliance with cGMPs and with manufacturing commitments made in the relevant marketing application.

        Under the Prescription Drug User Fee Act ("PDUFA"), submission of an NDA with clinical data requires payment of a fee to the FDA, which is adjusted annually. In return, the FDA assigns a goal of ten months for standard NDA reviews from acceptance of the application to the time the agency issues its "complete response," in which the FDA may approve the NDA, deny the NDA if the applicable regulatory criteria are not satisfied, or require additional clinical data. Even if the requested data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If the FDA approves the NDA, the product becomes available for physicians to prescribe. Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. The FDA may also require post-marketing studies, sometimes known as Phase 4 studies, as a condition of approval to develop additional information regarding the safety of a product. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to establish and require changes in labeling and to prevent further marketing of a product based on the results of these post-marketing programs.

        Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product or medical device. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon its activities. Lpath cannot be certain that the FDA or any other regulatory agency would ever grant approval for its drug candidates (or any other products it may develop, acquire or in-license) on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on Lpath's business.

        Any products manufactured or distributed by Lpath pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with the FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon Lpath's third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, suspension of production or injunctions, seizures or civil or criminal sanctions. Lpath cannot be certain that its present or future subcontractors will be able to comply with these regulations and other FDA regulatory requirements.

        The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

        Lpath's product candidates also would be subject to a variety of state laws and regulations in those states or localities where its lead products (and any other products Lpath may develop, acquire or in-license) are manufactured or marketed. Any applicable state or local regulations may hinder Lpath's ability to market its lead products (and any other products it may develop, acquire or in-license) in those states or localities. In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.

        The FDA's policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of Lpath's potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on Lpath's business. Lpath cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

        The U.S. Federal Trade Commission and the Office of the Inspector General of the U.S. Department of Health and Human Services ("HHS") also regulate certain pharmaceutical marketing practices. Also, reimbursement practices and HHS coverage of medicine or medical services are important to the success of procurement and utilization of Lpath's product candidates, if they are ever approved for commercial marketing.

        Lpath is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, relationships with treating physicians, data protection, the export of products to certain countries, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Lpath may incur significant costs to comply with these laws and regulations now or in the future. Lpath cannot assure you that any portion of the regulatory framework under which it currently operate will not change and that such change will not have a material adverse effect on its current and anticipated operations.

Employees

        As of August 31, 2016, Lpath employed 8 individuals, of whom 4 held advanced degrees. A significant number of Lpath's management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. Collective bargaining agreements do not cover any of its employees, and Lpath considers relations with its employees to be good.

SEC Filings; Internet Address

        Lpath's Internet address is www.lpath.com. Lpath files its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports with the SEC and make such filings available free of charge on Lpath's website, www.lpath.com, as soon as reasonably practicable after it electronically file such material with, or furnish it to, the SEC. The information found on Lpath's website shall not be deemed incorporated by reference by any general statement incorporating by reference this report into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent Lpath specifically incorporate the information found on Lpath's website by reference, and shall not otherwise be deemed filed under such Acts.

        Lpath's filings are also available through the SEC's website, www.sec.gov, and at the SEC Public Reference Room at 100 F Street, NE Washington DC 20549. For more information about the SEC Public Reference Room, you can call the SEC at 1-800-SEC-0330.

Properties

        Lpath's administrative offices and research facilities are located at 4025 Sorrento Valley Blvd. San Diego, California 92121, and Lpath consider them to be in good condition and adequately utilized. Lpath leases approximately 12,000 square feet of laboratory and office space at this location. The lease term runs through March 31, 2017. Approximately 200 square feet of the facility is subleased to a company that is owned by one of Lpath's directors and significant stockholders. The terms of this sublease, in general, are identical to the terms of Lpath's direct lease in all material respects. If Lpath does not renew its existing lease, Lpath believes that alternative space would be available at commercially reasonable terms.

Legal Proceedings

        From time to time, Lpath is involved in legal proceedings in the ordinary course of business. Lpath is currently not a party to any legal proceedings that Lpath believes would have a material adverse effect on its business, financial condition or results of operations.

 APOLLO BUSINESS

Overview

        Apollo is a medical technology company primarily focused on the design, development and commercialization of innovative medical devices that can be used for the treatment of obesity.

        Apollo is one of the market share leaders in less invasive devices that treat obesity. Apollo's products are used by general surgeons, bariatric surgeons and gastroenterologists in a variety of settings to provide interventional therapy to patients who suffer from obesity and the many co-morbidities associated with obesity.

        Apollo believes that obesity is a chronic disease and that the optimal clinical outcome for a substantial portion of patients suffering from obesity will require interventional treatments combined with ongoing, long-term physician care. As a result, Apollo's product portfolio consists of surgical and non-surgical interventional devices that fill the gap between low efficacy pharmacological treatments for obesity and highly-invasive, anatomy-altering bariatric stapling procedures. Some of Apollo's products are also used in procedures that address or repair a variety of gastrointestinal ("GI") defects.

        Apollo's strategic focus and the majority of its future revenue growth is expected to come from its Endo-bariatric product portfolio, which consists of the Orbera and OverStitch systems. In the past two years, the majority of Apollo product revenues has come from the Apollo Surgical product portfolio, which consists of the Lap-Band system and related laparoscopic accessories. Revenues from the Surgical product portfolio had been decreasing over the past several years prior to Apollo's acquisition of those products and revenues have continued to decline since.

Corporate Background

        Apollo was founded in 2005, and is currently incorporated in Delaware with headquarters in Austin, Texas. Apollo was founded to develop and commercialize innovations originating from a collaboration of physicians from the Mayo Clinic, Johns Hopkins University, Medical University of South Carolina, the University of Texas Medical Branch and the Chinese University of Hong Kong, who called themselves the Apollo Group. The work of the Apollo Group resulted in a significant portfolio of patents in the field of flexible endoscopy and minimally invasive surgery aimed at minimizing the trauma of surgical access by taking advantage of natural orifices to deliver surgical tools to targeted areas.

        On December 2, 2013, Apollo entered into an asset purchase agreement to acquire the obesity intervention division of Allergan, Inc. In conjunction with this purchase agreement, Apollo entered into several agreements whereby Allergan agreed to provide manufacturing and distribution support over a two year period as Apollo established its own manufacturing and worldwide distribution capabilities.

        From December 2, 2013, Apollo proceeded to establish capabilities and transfer responsibility for a variety of activities related to the acquired Allergan business. Significant milestones during the transition period include:

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  transfer of United States sales force in December 2013;

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  transfer of United States distribution in September 2014;

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  transfer of Europe, Canada and Australia sales force and distribution in November 2014;

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  transfer of most worldwide regulatory activities in December 2014;

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  transfer of product surveillance activities in October 2015;

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  transfer of Brazilian sales and distribution activities in November 2015; and

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  start of manufacturing operations in June 2016.

        As a result of these transition activities, Apollo established offices in England, Australia, Italy and Brazil that oversee regional sales and distribution activities outside the United States; a manufacturing facility in Costa Rica; and a device analysis lab in California. All other activities are managed and operated from Apollo's facilities in Austin, Texas.

        The principal executive offices of Apollo are located at 1120 S. Capital of Texas Highway, Building 1, Suite 300, Austin, Texas 78746. The telephone number for Apollo is (512) 279-5100. Apollo has a Code of Conduct and Ethics Policy that applies to all of its directors, officers and employees. A paper copy of this document is published on the Apollo website at www.apolloendo.com and may be obtained free of charge by writing to Apollo's Compliance Director at Apollo's principal executive office or by email at investor-relations@apolloendo.com. The information in or accessible through the Apollo website referred to above are not incorporated into, and are not considered part of, this proxy statement/prospectus/information statement.

Overview of Obesity and the Market

        Obesity is a medical condition in which excess body fat has accumulated to the extent that it may have a negative effect on an individual's health. An individual with a body mass index ("BMI") (calculated by dividing a person's weight in kilograms by their height in meters2) of greater than 30 is generally considered to be obese.

        Obesity as a disease is increasing worldwide. In the United States, it is estimated that 56 million adults are obese or clinically obese with a BMI of between 30 and 40. It is further estimated that an additional 12.7 million adults are morbidly obese in the United States, with a BMI greater than 40. Over 500 million people around the world are considered obese.

        Obese individuals have an increased incidence rate of various comorbid conditions including heart disease, type 2 diabetes, hypertension, obstructive sleep apnea, high blood pressure, liver disease, infertility and cancer. According to the Center for Disease Control, there are more than 20 obesity-linked diseases and disorders—known as comorbidities. Due to these comorbidities, obesity also adds significant cost to healthcare systems around the world. In the United States it has been reported that the cost of providing healthcare to a person with a BMI of 40 is up to two times the cost of providing the same level of healthcare to a person with a BMI less than 30.

        Traditional obesity intervention has been bariatric surgery (gastric bypass, sleeve gastrectomy and laparoscopic adjustable gastric banding) which today is mostly performed laparoscopically. Bariatric surgery has been clinically demonstrated to produce medically-relevant weight loss and statistically relevant reduction to a patient's comorbid conditions. Medically-relevant weight loss for purposes of comorbid condition improvement is generally recognized as from 5% to 10% of total body weight loss ("TBWL").

        Although clinically demonstrated to achieve weight loss and improve comorbid conditions, reported data indicates that U.S. bariatric volumes peaked in 2008 at approximately 220,000 procedures per year and have since declined. Today, based on United States population demographics and reported bariatric procedure volumes by American Society for Metabolic and Bariatric Surgery ("ASMBS"), less than 2% of the population eligible for bariatric surgery have a procedure. Apollo's management believes that the primary detractor from bariatric surgery is patient fear; fear of surgery in general, but more specifically fear associated with the highly-invasive nature of bariatric surgery, permanent anatomical alteration, potential for non-permanent results and the post-operative severe complications that can be associated with bariatric surgery.

Apollo's Strategy

        Apollo's objective is to improve today's obesity-related health problem by facilitating less invasive, yet effective, and reversible interventional procedures for obesity through our product offerings. Apollo is at the forefront of "Endo-Bariatrics" which treats obesity with procedures delivered with a flexible endoscope and without traditional surgery. Apollo also offers surgical products, consisting of the Lap-Band and related accessory products that offers long-term weight loss and improvement of co-morbid conditions through a less-invasive, reversible procedure known as laparoscopic adjustable gastric banding ("Gastric Banding").

        Apollo's goal is to be a global leader in providing clinically proven, less invasive solutions for cost-effective treatment of chronically obese patients. The key elements of the Apollo strategy include:

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  Support the adoption of Apollo's Endo-Bariatric products—Apollo intends to continue to conduct medical education activities along with patient education and outreach initiatives. Apollo will continue to provide field sales support and to make selective investments in reimbursement initiatives to support adoption and use of Apollo's Endo-Bariatric products.

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  Continue to deliver innovative products and broaden the product portfolio—Apollo intends to broaden its portfolio of products through internal product development efforts, and will consider acquisitions of products or companies that complement Apollo's current business.

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  Expand into new markets—Apollo intends to continue to pursue regulatory clearance for its products and improved distribution in key international markets where Apollo believes there is or will be strong market demand for Apollo products.

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  Stabilize the sales of its Surgical products—Apollo intends to continue to service and support its network of surgeon customers who continue to achieve positive outcomes with the Lap-Band and remain dedicated to its use.

Apollo Products

Endo-Bariatrics

        The Apollo Endo-Bariatric products consist primarily of the Orbera Intragastric Balloon System and the OverStitch endoscopic suturing system.

  Orbera

        The Orbera Intragastric Balloon System is a non-surgical alternative for the treatment of overweight and obese adults. The Orbera System (the "Orbera System" or "Orbera") includes a silicone balloon that is filled with saline after endoscopic transoral placement into the patient's stomach. Once in the patient's stomach, the balloon serves to reduce stomach capacity, causing patients to consume less following the procedure, and delay gastric emptying, the primary mechanisms of action in assisting the patient in losing weight. Placement of the Orbera balloon is temporary and is removed endoscopically, under light, conscious sedation, within six months after placement. In the United States Orbera is indicated for use for adults within a BMI range of 30 to 40 who have tried other weight loss programs, such as supervised diet and exercise, but who were unable to lose weight and keep it off. Outside the United States, Orbera is also known as the BIB (BioEnterics Intragastric Balloon) System in certain markets. Outside the United States Orbera is generally indicated for temporary weight loss for patients with a BMI greater than or equal to 27 and BIB is indicated for temporary use for weight loss in obese patients with BMI of 30-39 and also for pre-surgical temporary use in severely obese patients (BMI greater than 40 or a BMI of 35 or greater with comorbidities) prior to obesity surgery or other surgery in order to reduce surgical risk or for severely obese patients who are otherwise not candidate for obesity surgery.

        Apollo's Intragastric Balloon System was CE marked in May 1997 and has been marketed continuously in Europe since the late 1990's followed by subsequent approvals and introductions in other select international markets. Orbera is the global market leader among intragastric balloons with more than 220,000 distributed in over 80 countries.

        Following FDA clearance in August 2015 the Orbera System was launched and distributed by Apollo in the United States. In the U.S. pivotal Orbera clinical trial, a multicenter, prospective, randomized, non-blinded comparative study, patients suffering from obesity with a BMI between 30 and 40 were randomized to treatment or control in a 1:1 ratio. The treatment group underwent placement of the Orbera balloon followed by removal after six months and concurrently participated in a 12-month behavioral modification program. The control group participated in the 12-month behavioral modification program alone. A total of 125 patients were randomized to the treatment group and 130 patients were randomized to the control group. An additional 35 subjects were treated as "run-in" subjects who received a balloon on a non-randomized basis in order for physicians to gain experience with Orbera placement. The findings from the trial included:

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  At month six, the treatment group achieved a mean of 38.4% Excess Weight Loss ("EWL").

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  Mean TBWL at six months was 10.2% for the treatment group compared to 3.3% TBWL for the control group.

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  The treatment group lost 3.1 times as much weight as the control group at six months.

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  The treatment group also lost significantly more weight than the control group over the course of the study, and was able to maintain over 70% of weight loss through month twelve, six months after removal of the device.

        There were no unanticipated adverse device effects or deaths reported during the U.S. pivotal trial. There were a total of fourteen device related Serious Adverse Events ("SAEs") reported during the U.S. pivotal study. The procedure related SAEs were also minimal, occurring in three of the 160 implanted subjects. The most frequently occurring SAEs (8 events) were nausea, vomiting, pain and gastroesophageal reflux leading to balloon removal prior to the six month date. Other SAEs included: dehydration (2), gastric outlet obstruction with moderate diffuse gastritis (1), gastric perforation with sepsis (1), aspiration pneumonia (1) and abdominal cramping and infection (1). The procedure related SAEs consisted of esophageal mucosal injury (2) and laryngospasm (1). The U.S. pivotal trial data established that the Orbera System is safe for its intended use.

        In addition, a total of 810 device-related Adverse Events ("AEs") were reported in the 160 treated subjects. The majority of events were mild to moderate and resolved within two weeks. Of the device related AEs in the treatment group, 59.7% of the AEs were considered mild, 34.5% were considered moderate and 5.8% were categorized as severe. The control group who did not receive a balloon reported 429 AEs (72% mild, 22.1% moderate and 5.6% severe). The most common AEs include nausea: (86.8%), vomiting (75.6%), abdominal pain (57.5%), gastroesophageal reflux (30%), eructation (24.4%), dyspepsia (21.3%), constipation (20%), upper abdominal pain (18.1%), abdominal distension (17.5%), dehydration (14.4%), diarrhea (13.1%), flatulence (11.2%) and impaired gastric emptying (8.8%).

        The SAE rate related to device intolerance was greater than the global product experience with Orbera as the use of drugs to treat nausea or vomiting was prohibited under the original study protocol and the use of these medications was considered a protocol deviation. After a learning curve of how to manage the adjustment period, the protocol was amended, and the use of anticholinergic and antispasmodic drugs was allowed. In addition, there were no ulcers observed (versus a global experience rate of 0.02%) and no balloon deflations observed (versus a global experience rate of 0.31%).

        The clinical effectiveness and safety profile of the Orbera System as a non-ulcerogenic weight loss device has been reported in over 230 peer reviewed publications covering over 8,000 patients. Although not specifically indicated for the treatment of obesity-related comorbidities, studies have reported resolution or improvement in a patient's pre-existing comorbidities at the time of Orbera removal. The Orbera Intragastric Balloon is currently the only balloon or other endoscopic product that has been recognized by the American Society for Gastrointestinal Endoscopy's Preservation and Incorporation of Valuable Endoscopic Innovations to have met its threshold standards for the treatment of obesity. In most countries, the Orbera procedure is generally a cash-pay procedure.

        In May of 2016, Apollo launched the Orbera Coach platform, an on-demand telehealth program that provides virtual post-implant support tailored to meet the needs of patients who undergo the Orbera procedure, which was co-developed with Zillion Health, a private company.

  OverStitch

        The OverStitch endoscopic suturing system enables advanced endoscopic procedures by allowing physicians to place full-thickness sutures and secure the approximation of tissue through an Olympus dual-channel flexible endoscope. OverStitch is currently the only U.S. cleared flexible endoscopic suturing device capable of full-thickness suturing of tissue. The OverStitch is a mechanical suturing device that operates in cooperation with a flexible endoscope and allows a user to access portions of a patient's gastrointestinal tract and place sutures through the full thickness of a patient's tissue using endoscopic visualization.

        The OverStitch system is comprised of four devices: the OverStitch Endoscopic Suturing System, a proprietary suture, a Suture Cinch used for "knot tying", the OverTube Endoscopic Access System to provide safe access and maintain insufflation during endoscopic procedures, and the Tissue Helix to grab and manipulate tissue. The OverStitch Endoscopic Suture System, including Tissue Helix, received United States FDA 510(k) clearance in August 2008 and CE Mark approval in November 2012.

        The functionality of the OverStitch device allows it to be used for a broad number of bariatric (both revisional and primary) and non-bariatric applications. OverStitch has been used in over 13,000 procedures globally since its market introduction.

        Gastric bypass procedures carry a long-term failure rate estimated to be from 20 to 35%. In super-obese patients, the failure rate can be as high as 40 to 60%. Sleeve gastrectomy procedures may also require revision following patient weight regain. These procedures typically fail due to tissue remodeling that results over time from the surgical alteration of the patient's GI tract. These changes include gastro-gastric fistulas (when the surgically created barrier between the stomach pouch and the bypassed stomach breaks down); pouch dilation (where the stomach pouch enlarges); or, anastomotic dilation (where the connection between the stomach pouch and the bypassing intestine stretches out). These conditions result in the patient being able to eat more than what is required to retain their weight loss and in the case of the gastro-gastric fistula, the patient can develop gastroesophageal reflux. Neither of these stapling procedures are reversible and once the procedure fails, the patient's options are limited. OverStitch may be used to revise or repair failed bypass procedures without requiring another highly-invasive and complicated laparoscopic or open surgical form of revision or repair. In recent years, revisional bariatric surgery has been reported by the ASMBS as one of the fastest growing bariatric procedures. Apollo estimates that approximately one-third of procedures performed with OverStitch are in connection with revisions or repairs of failed bariatric surgeries.

        One of the most promising endoscopic weight-loss procedures is endoscopic sleeve gastroplasty ("ESG"), which transorally uses endoscopic suturing with OverStitch to mimic a surgical sleeve gastrectomy but without stomach amputation. During an ESG a physician creates a small diameter sleeve similar to a sleeve gastrectomy while offering advantages such as maintaining the structural integrity of the gastric wall, reversibility and reduced costs.

        ESG is a development stage procedure that requires a relatively high level of endoscopic skill. The first multicenter study was reported in May 2016 at Digestive Disease Week. This was a three center (two in the U.S. and one in Spain) study of medical records of patients who underwent ESG from January 2013 to November 2015. All procedures were performed in a similar fashion using the OverStitch device to place full-thickness sutures to fold in the greater curvature of the stomach, creating a narrow lumenal sleeve with the goal of reducing gastric functional capacity by up to an estimated 80%.

        A total of 242 patients were included in the study. Patient BMI at the start of the study was 37.8, plus or minus 5.5.

  •
  137 patients reached 6-months follow-up and the study reported an average TBWL of 16.8%, with a range of plus or minus 6.4%.

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  53 patients reached 12-months follow-up and the study reported an average TBWL of 18.2%, with a range of plus or minus 10%.

  •
  30 patients reached 18-month follow-up and the study reported an average TBWL of 19.8%, with a range of plus or minus 11.6%. 66.7% of patients at 18-month follow-up had sustained TBWL of greater than or equal to 15%.

  •
  There was no difference in weight loss between the three centers. The only predictor for weight loss at six months was a lower age, even after adjusting for BMI, gender and center.

        Five (2%) serious adverse events occurred: two perigastric inflammatory fluid collections that resolved with percutaneous drainage and antibiotics, one self-limited hemorrhage from splenic laceration, one pulmonary embolism 72 hours after the procedure, and one pneumoperitoneum and pneumothorax requiring chest tube placement. All 5 patients recovered fully.

        In addition, OverStitch has application for treating GI defects in both the upper and lower GI tract; including closure of acute perforations and chronic fistulas; inadvertent perforation of the intestines, tissue closure after the removal of abnormal lesions in the esophagus, stomach or colon (also known as endoscopic submucosal dissections and endoscopic mucosal resections) and in the treatment of swallowing disorders (peroral endoscopic myotomy, POEM). It is also used to suture in place esophageal stents in order to prevent their migration. Apollo estimates that approximately 60% of procedures performed with OverStitch are in connection with the treatment of such GI defects.

Surgical

        The Apollo Surgical products consist primarily of the Lap-Band System and accessories used in laparoscopic bariatric surgeries. The Lap-Band System is designed to provide minimally invasive long-term treatment of severe obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The Lap-Band System is an adjustable silicone band that is laparoscopically placed around the upper part of the stomach through a small incision, creating a small pouch at the top of the stomach, which slows the passage of food and creates a sensation of fullness. The procedure can normally be performed as an outpatient procedure, where the patient is able to go home the day of the procedure without the need for an overnight hospital stay.

        The Lap-Band System with Access Port I has been in use in Europe since 1993 and was CE marked in 1997. FDA approval in the United States was obtained in 2001 and the Lap-Band System has been approved in many countries around the world.

        The Lap-Band System has undergone several product improvements since its release with Access Port I. The Lap-Band 9.75 cm, 10 cm and 11 cm with Access Port II were released for distribution in 2001, and Lap-Band VG System with Access Port II was released for distribution in March, 2006. The Lap-Band AP System, Small and Large, were released for a post market evaluation to limited international sites in early 2006. The Lap-Band AP System was subsequently launched in international markets in September 2006 and to the United States market in early 2007. Additions of the RapidPort System, RapidPort EZ and Next Gen RapidPort EZ have been added to improve ports and port placement. More than 800,000 Lap-Band Systems have been distributed internationally.

        The Lap-Band System has also undergone several surgical technique enhancements since its initial market release. The original Lap-Band technique was known as the perigastric method which placed the band directly next to the stomach with minimal fixation. This technique was used from 1993 - 1998 and changed over time due to band slippage and erosions. The current technique, the pars flaccida method was introduced in 2009 via a PMA supplement and has resulted in a significant decrease in slip rates and erosion rates.

        The Lap-Band System was approved for use in the United States in 2001 for patients with BMI greater than or equal to 40 or a BMI greater than or equal to 35 with one or more severe comorbid conditions. In 2011, the United States FDA granted approval for an expanded indication for the Lap-Band System to include patients with a BMI in the range of 30 to 35 and with one or more comorbid conditions. In October 2015, Apollo concluded a multicenter pivotal study detailing five-year outcomes for Lap-Band with patients at the lower BMI range of 30 to 40 which showed:

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  sustained long term weight loss over the 5 year period with the average percent TBWL at five-years of 15.9% plus or minus 12.4%, corresponding to 62.7% EWL; and

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  a device explant rate of 14.8% which was substantially below the study's safety objective of less than 32.5% at 5 years. Excluding patients who elected to exercise their option to have the band removed at no cost to them on completion of the study, the explant rate was 5.4% at 5 years.

        No unanticipated adverse device effects were reported. All device-related serious adverse events were resolved with all but one resolving without sequelae. The majority of device-related adverse events were mild (53.2%) or moderate (37.2%) in severity. The most common device related adverse events were vomiting (16.4%), gastroesophageal reflux disease (12.1%) and dysphagia (11.5%).

        More than 400 peer-reviewed publications and extensive real-world experience demonstrate that laparoscopic adjustable gastric banding surgery using Lap-Band is a safe and effective treatment option for obesity. Adjustable gastric banding using the Lap-Band System has been reported to be significantly safer than gastric bypass while statistically producing the same weight loss 5 years after surgery when accompanied by an appropriate post-operative follow-up and adjustment protocol. Studies have reported sustained resolution or improvement in type 2 diabetes, gastroesophageal reflux, obstructive sleep apnea, asthma, arthritis, hypertension and other pre-existing obesity related comorbidities following gastric banding. The gastric banding surgical procedure is generally reimbursed by most payors and insurance programs that otherwise cover bariatric surgery.

Competition

        Apollo faces competition from other interventional therapies for the treatment of obesity that do not use Apollo's products as well as from other manufacturers with similar products to Apollo's with the same intended mode of action.

        Competing therapies are primarily surgical in nature, such as sleeve gastrectomy and gastric bypass. Sleeve gastrectomy is a surgical weight-loss procedure in which the stomach is reduced to about 15% of its original size, by the longitudinal resection and removal of a large portion of the stomach along the greater curvature. The result is a sleeve or tube like structure. The procedure permanently reduces the size of the stomach. The procedure is generally performed laparoscopically and is irreversible. Gastric bypass surgery refers to a surgical procedure in which the stomach is divided into a small upper pouch and a much larger lower remnant pouch and then the small intestine is rerouted to connect to the small upper pouch. The procedure leads to a marked reduction in the functional volume of the stomach, accompanied by an altered physiological and physical response to food. Both procedures are normally performed laparoscopically and rely upon surgical staplers as their principal surgical tool. As a result, these procedures are supported by the suppliers of surgical staplers, the largest of whom are Medtronic (Covidien) and Johnson & Johnson. Both companies have substantially more resources than Apollo.

        Outside the United States, there are a variety of local and regional competitive intragastric balloon and gastric band manufacturers including Spatz Laboratories, Obalon Therapeutics, Inc., ReShape Medical Inc., Cousins BioTech, Medical Innovation Development (Midband) and Johnson & Johnson. In the United States, there are two other manufacturers with intragastric balloons approved by the FDA at this time, ReShape Medical Inc. and Obalon Therapeutics, Inc. and one other manufacturer with an approved gastric band, Johnson & Johnson.

Sales and Distribution

        Apollo currently markets and sells its products principally to providers of medical services and procedures including hospitals, outpatient surgical centers, clinics and physicians through an employee sales force in the United States, Brazil, Canada, Australia and key markets in Europe. As of June 30, 2016, Apollo employed 53 sales and marketing personnel in the United States and another 42 employees in all of the markets outside of the United States. In addition, Apollo sells products to third party distributors who sell Apollo products in over 60 countries.

        In the United States, the gastric banding procedure which uses Apollo's Surgical products has obtained reimbursement approval with Medicare, Medicaid and other third-party payors for patients meeting applicable coverage requirements. Additional markets outside the United States also offer reimbursement approval and coverage requirements for gastric banding. Obesity procedures that utilize the Endo-Bariatric products are generally cash pay procedures. Revisions of prior bariatric surgery using endoscopic suturing have received reimbursement approval on a case-by-case basis. Medical procedures that utilize endoscopic suturing products in the treatment of GI defects generally receive reimbursement approval but coverage can vary by country, state and procedure performed.

Manufacturing and Product Supply

        Apollo manages all aspects of product supply through its operations team based in Austin, Texas. Apollo operates a manufacturing facility in the Coyol Free Trade Zone in Alajuela, Costa Rica that performs final assembly for the Lap-Band and Orbera products. Beginning in 2016, Apollo started producing components related to the OverStitch product line in its Costa Rica facility. In addition, Apollo relies on third-party suppliers to provide components used in existing products and expects to continue to do so for products under development, including final assembly of the OverStitch endoscopic suturing system.

        Apollo believes that its existing manufacturing facilities give it the necessary physical capacity to produce sufficient quantities of products to meet anticipated demand for at least the next twelve months. The Apollo manufacturing facility is certified by the International Organization for Standardization, or ISO, and operates under the FDA's good manufacturing practice requirements for medical devices set forth in the Quality System Regulation, or QSR.

Research and Development

        As of June 30, 2016, Apollo had 13 employees focused on research and development. Research and development expenses for 2014 and 2015 and for the six months ended June 30, 2016 were $8.4 million, $9.1 million and $3.2 million, respectively.

Intellectual Property

        Apollo has developed and acquired significant know-how and proprietary technology, upon which its business depends. To protect its know-how and proprietary technology, Apollo relies on trade secret laws, patents, copyrights, trademarks and confidentiality agreements and contracts. However, these methods afford only limited protection. Others may independently develop substantially equivalent proprietary information or technology, gain access to Apollo trade secrets or disclose or use such secrets or technology without the approval of Apollo.

        Apollo protects trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants and other parties. Apollo cannot assure you that its trade secrets will not become known to or be independently developed by its competitors.

        Apollo owns over 475 U.S. and foreign patents. Apollo's U.S. patents have expiration dates ranging from 2017 to 2035 and its foreign patents have expiration dates ranging from 2020 to 2039. Apollo also owns more than 125 pending U.S. and foreign patent applications. Apollo believes patents will issue pursuant to such applications, but cannot guarantee it. Moreover, neither the timing of any issuance, the scope of protection, nor the actual issue date of these pending applications can be forecasted with precision. Where Apollo has licensed patent rights from third parties, Apollo is generally required to pay royalties. While Apollo's patents are an important element of its products and future product development, Apollo's business as a whole is not significantly dependent on any one patent.

        The Apollo patents may not provide Apollo with effective competitive advantages. The Apollo pending or future patent applications may not be issued. Others may hold or obtain patents that cover aspects or uses of Apollo innovations. The patents of others may render Apollo patents obsolete, limit the ability of Apollo to patent or practice its innovations, or otherwise have an adverse effect on the ability to conduct business. Because foreign patents may afford less protection than U.S. patents, they may not adequately protect Apollo's technology.

        In 2009 Apollo entered into an Intellectual Property Assignment Agreement, with Olympus Corporation and the "FTE Group" comprised of The Johns Hopkins University, Mayo Foundation for Medical Education and Research, The University of Texas Medical Branch, MUSC Foundation for Research Development and the Chinese University of Hong Kong, whereby the "FTE Group" has assigned to Apollo a Joint Research Agreement with Olympus Corporation, including their rights in certain inventions, patents and IP Rights developed by FTE Group under the Joint Research Agreement, which relate to the field of flexible endoscopy and minimally invasive surgery. Olympus Corporation has retained rights as a joint inventor to certain inventions and related patents developed jointly by FTE Group and Olympus Corporation under the Joint Research Agreement and retained a license granted by FTE Group to Olympus Corporation to the inventions and related patents developed by FTE Group under the Joint Research Agreement. The patents covered by the agreement pertain to endoscopic procedures and endoscopic suturing devices that relate to the OverStitch products and may also be incorporated into potential new products that Apollo may develop in the future. After the assignment, any royalties due under the Joint Research Agreement will be paid by Olympus to Apollo and Apollo will pay FTE Group 50% of the royalties received from Olympus Corporation. As consideration for the assignment, Apollo pays to each of Olympus and the FTE Group one half of a royalty in the low single digits on net sales of its products covered by the patents, which royalty shall be reduced if related patents have expired or no longer exist. Apollo has the right to sublicense the patents and technologies. The term of the Intellectual Property Assignment Agreement is through and until termination. The agreement may be terminated upon written notice a) by Olympus if Apollo materially breaches any material terms that pertain to Olympus and the breach is not cured within 30 days after notice, b) by the FTE Group if Apollo materially breaches any of the material terms that pertain to the FTE Group and the breach is not cured within 30 days after notice or c) by Apollo if

Olympus materially breaches any material terms that pertain Olympus and the breach is not cured within 30 days after notice.

Government Regulation

        The healthcare industry, and thus the business of Apollo, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

        Unless an exemption applies, each new or significantly modified medical device Apollo seeks to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FD&C Act, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

        Under the FD&C Act, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

        The Orbera intragastric balloon and the Lap-Band System are Class III devices. The OverStitch Device is a Class II Device. Apollo also sells accessory products, some of which are Class I.

        Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse events and malfunctions and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

        Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and postmarket surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is "substantially equivalent," as defined in the statute, to either:

  •
  a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

  •
  another commercially available, similar device that was cleared through the 510(k) process.

        To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

        After a 510(k) notice is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured.

Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

        After a device receives 510(k) clearance, any modification, including modification to or deviation from design, manufacturing processes, materials, packaging and sterilization that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, may require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination regarding the appropriate action required following the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained or other requirements are satisfied. If the FDA requires a new 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, the applicant may be required to cease marketing or recall the modified device until clearance or approval is received. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite 510(k) or PMA application(s). In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

        If the FDA determines that the device is not "substantially equivalent" to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. Pursuant to amendments to the statute in 2012, a manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

        Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA's satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA's satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

  The Investigational Device Process

        In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present "non-significant risk" are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a "significant risk" to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA's approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria.

        All clinical trials must be conducted in accordance with the FDA's IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate expected;

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  patients do not comply with trial protocols;

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  patient follow-up is not at the rate expected;

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  patients experience adverse events;

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  patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

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  device malfunctions occur with unexpected frequency or potential adverse consequences;

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  side effects or device malfunctions of similar products already in the market that change the FDA's view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

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  institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

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  third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations or other FDA or IRB requirements;

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  third-party investigators are disqualified by the FDA;

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  Apollo or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records and reports of sponsors of clinical investigations;

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  third-party clinical investigators have significant financial interests related to Apollo or its study such that the FDA deems the study results unreliable, or the company or investigators fail to disclose such interests;

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  regulatory inspections of Apollo's clinical trials or manufacturing facilities, which may, among other things, requires Apollo to undertake corrective action or suspend or terminate its clinical trials;

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  changes in government regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; or

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  the FDA concludes that Apollo's trial design is unreliable or inadequate to demonstrate safety and efficacy.

  The PMA Approval Process

        Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant's response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee's recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. Prior to approval of a PMA, the FDA may conduct a bioresearch monitoring inspection of the clinical trial data and clinical trial sites, and a QSR inspection of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

  •
  the device may not be shown safe or effective to the FDA's satisfaction;

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  the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

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  the manufacturing process or facilities may not meet applicable requirements; and

  •
  changes in FDA approval policies or adoption of new regulations may require additional data.

        If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA's evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

        New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date,

labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

        In approving a PMA application, as a condition of approval, the FDA may also require some form of postmarket studies or postmarket surveillance, whereby the applicant follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also require postmarket surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

  Pervasive and Continuing FDA Regulation

        After the FDA permits a device to enter commercial distribution, numerous regulatory requirements continue to apply. These include:

  •
  the FDA's QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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  labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

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  advertising and promotion requirements;

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  restrictions on sale, distribution or use of a device;

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  PMA annual reporting requirements;

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  PMA approval of product modifications;

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  medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

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  medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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  recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

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  an order of repair, replacement or refund;

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  device tracking requirements; and

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  post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

        The MDR regulations require that Apollo report to the FDA any incident in which its product may have caused or contributed to a death or serious injury or in which Apollo's product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

        Apollo has registered with the FDA as a medical device manufacturer and has obtained authorization to manufacture from the FDA. The FDA has broad post-market and regulatory enforcement powers. Apollo is subject to unannounced inspections by the FDA Office of Compliance within the Center for Devices and Radiological Health to determine Apollo's compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of Apollo's suppliers. BSI, Apollo's European Notified Body, most recently inspected Apollo's Austin facility in May 2016 and found one minor non-conformance. The FDA most recently inspected Apollo's Costa Rica facility in February of 2016 and found no non-conformances.

Fraud and Abuse Laws

        The business of Apollo is regulated by laws pertaining to healthcare fraud and abuse including anti-kickback laws and false claims laws. Violations of these laws are punishable by significant criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid. Because of the far-reaching nature of these laws, Apollo may be required to alter one or more Apollo practices to be in compliance with these laws. Evolving interpretations of current laws, or the adoption of new laws or regulations, could adversely affect arrangements with customers and physicians. In addition, any violation of these laws or regulations could have a material adverse effect on the financial condition and results of operations of Apollo.

Anti-Kickback Statute

        Subject to a number of statutory exceptions, the federal healthcare programs Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending, purchasing, leasing, ordering, or arranging for, a good or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The term "remuneration" has been broadly interpreted to include anything of value, including payments to physicians or other providers, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything of value at less than fair market value. The Office of the Inspector General of the U.S. Department of Health and Human Services, or the OIG, and the U.S. Department of Justice are responsible for enforcing the federal healthcare programs Anti-Kickback Statute and the OIG is primarily responsible for identifying fraud and abuse activities affecting government healthcare programs.

        Penalties for violating the federal healthcare programs Anti-Kickback Statute include substantial criminal fines and/or imprisonment, substantial civil fines and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal healthcare programs Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs and do not include comparable exceptions to those provided by the federal healthcare programs Anti-Kickback Statute.

        The OIG has issued safe harbor regulations that identify activities and business relationships that are deemed safe from prosecution under the federal healthcare programs Anti-Kickback Statute. There are safe harbors for various types of arrangements, including certain investment interests, leases, personal service arrangements, discounts and management contracts. The failure of a particular activity to comply with all requirements of an applicable safe harbor regulation does not mean that the activity violates the federal healthcare programs Anti-Kickback Statute or that prosecution will be pursued. However, activities and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

        In recent years, the federal government and several states have enacted legislation requiring biotechnology, pharmaceutical and medical device companies to establish marketing compliance programs and file periodic reports on sales, marketing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Apollo could face enforcement action, fines and other penalties and could receive adverse publicity, all of which could harm business of Apollo, if it is alleged that have failed to fully comply with such laws and regulations. Similarly, if the physicians or other providers or entities that Apollo does business with are found to have not complied with applicable laws, they may be subject to sanctions, which could also have a negative impact on the business of Apollo.

Federal False Claims Act

        The federal False Claims Act prohibits knowingly filing or causing the filing of a false claim or the knowing use of false statements to obtain payment from the federal government. A claim that is filed pursuant to an unlawful kickback may be a false claim under this law and, in a number of cases, manufacturers of medical products have entered into settlements of False Claims Act allegations that their financial relationships with customers "caused" these customers to submit false claims. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim. Private individuals can file suits under the False Claims Act on behalf of the government. These lawsuits are known as "qui tam" actions, and the individuals bringing such suits, sometimes known as "relators" or, more commonly, "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

HIPAA

        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

        HIPAA also protects the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses and their business associates. HIPAA restricts the use and disclosure of patient health information, including patient records. Although Apollo believes that HIPAA does not apply directly to Apollo, most Apollo customers have significant obligations under HIPAA, and it intends to cooperate with customers and others to ensure compliance with HIPAA with respect to patient information. Failure to comply with HIPAA obligations can result in civil fines and/or criminal penalties. Some states have also enacted rigorous laws or regulations protecting the security and privacy of patient information. If Apollo fails to comply with these laws and regulations it could face additional sanctions.

Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act

        In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or together, the Affordable Care Act. The law includes provisions that, among other things, reduce or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions) and impose increased taxes. Specifically, the law requires the medical device industry to subsidize healthcare reform in the form of a medical device excise tax on United States sales of most medical devices beginning in 2013. Apollo began paying the medical device excise tax in January 2013.

        In December 2015, the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act") was implemented, which suspended the medical device excise tax implemented as part of the Affordable Care Act for a two-year period through December 31, 2017. Additionally, the PATH Act permanently extended the research and development tax credit.

        The Affordable Care Act also includes provisions known as the Physician Payments Sunshine Act, or PPSA, which requires manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data to CMS, for subsequent public disclosure. Similar reporting requirements have also been enacted in several states, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals. Particularly, some states such as Massachusetts and Vermont impose an outright ban on certain gifts to physicians. Failure to report appropriate data may result in civil or criminal fines and/or penalties. Apollo has reported the information as required by the PPSA from the August 1, 2013 effective date through December 31, 2015.

        Additionally, the compliance environment is changing, with more states, such as California, Connecticut, Nevada and Massachusetts, mandating implementation of compliance programs, compliance with industry ethics codes, and spending limits, and other states, such as Vermont, requiring reporting to state governments of gifts, compensation and other remuneration to physicians. The shifting regulatory environment, along with the requirement to comply in multiple jurisdictions with different compliance and reporting requirements, increases the possibility that a company may run afoul of one or more laws.

International Regulation

        Apollo is also subject to regulation in each of the foreign countries in which it sells its products. Many of the regulations applicable to Apollo products in these countries are similar to those of the FDA. The European Union requires that medical devices comply with the Medical Device Directive or the Active Implantable Medical Device Directive, which includes quality system and CE certification requirements. To obtain a CE Mark in the European Union, defined products must meet minimum standards of safety and quality (i.e., the essential requirements) and then undergo an appropriate conformity assessment procedure. A Notified Body assesses the quality management systems of the manufacturer and verifies the conformity of devices to the essential and other requirements within the Medical Device Directive. In the European Union, Apollo is also required to maintain certain ISO certifications in order to sell products. Apollo is also subject to regulations and periodic review from various regulatory bodies in other countries where Apollo sells products. Lack of regulatory compliance in any of these jurisdictions could limit the ability of Apollo to distribute products in these countries. Apollo is also subject to foreign laws and regulations governing the marketing and promotion of Apollo products as transparency reporting obligations.

Foreign Corrupt Practices Act

        The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Many of the customer relationships of Apollo outside of the U.S. are, either directly or indirectly, with governmental entities and employees (such as physicians) and are therefore subject to various anti-bribery laws. Although Apollo corporate policies mandate compliance with these anti-bribery laws, Apollo sells to certain customers in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Apollo's internal control policies and procedures may not always protect it from reckless or criminal acts committed by employees, distributors, consultants or agents. Violations of these laws, or allegations of such violations, could disrupt the business of Apollo and result in a material adverse effect on its business, results of operations and financial condition.

Other Regulations

        Apollo is also subject to various international, federal, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with its research and development and manufacturing activities. Specifically, the manufacture of Apollo products is subject to compliance with federal environmental regulations and by various state and local agencies. Although Apollo believes it is in compliance with these laws and regulations in all material respects, Apollo cannot provide assurance that it will not be required to incur significant costs to comply with these and other laws or regulations in the future.

Legal Proceedings

        From time to time, Apollo is involved in legal proceedings in the ordinary course of business. Apollo is currently not a party to any legal proceedings that Apollo believes would have a material adverse effect on its business, financial condition or results of operations.

Facilities

        Apollo's principal executive offices are located in an 18,388 square foot facility in Austin, Texas. The term of the lease for Apollo's Austin facility extends through August 31, 2018. Apollo's principal office in Austin houses research and development, sales, marketing, finance and administrative activities. Apollo operates an approximately 18,234 square foot manufacturing facility in the Coyol Free Trade Zone in Alajuela, Costa Rica that performs final assembly for the Lap-Band and Orbera products. Apollo anticipates that the production of certain components related to the OverStitch product line in its Costa Rica facility will begin during 2017. The term of the lease for Apollo's Costa Rica facility extends through September 30, 2021. Apollo believes that its current facilities are adequate for its current and anticipated future needs through at least the next twelve months.

Employees

        As of June 30, 2016, Apollo had a total of 198 full-time employees. None of Apollo's U.S. employees are represented by a labor union or subject to a collective bargaining agreement. Apollo's non-U.S. employee employment contracts comply with the applicable country mandated collective agreement in the locations where Apollo operates. Apollo has never experienced any work stoppage and considers its relations with its employees to be good.

LPATH MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations should be read together with the section titled "Selected Historical Financial Data of Lpath" in this proxy statement/prospectus/information statement and the consolidated financial statements of Lpath and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Lpath financial condition and results of operations contains certain statements that are not strictly historical and are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Lpath operations, development efforts and business environment, including those set forth in the section titled "Risk Factors—Risks Related to Lpath" in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled "Risk Factors" in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Lpath as of the date hereof, and Lpath assumes no obligation to update any such forward-looking statement.

Company Overview

        Lpath is a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. Lpath has developed three drug candidates, advancing each of them into clinical trials, and built evidence to support Lpath's approach of targeting bioactive lipids to treat a wide range of diseases. In January 2016, Lpath completed its Phase 1 clinical trial of Lpathomab.

        Lpath has incurred significant net losses since its inception. As of June 30, 2016, Lpath had an accumulated deficit of approximately $80.7 million. To conserve its cash resources, Lpath has reduced its headcount and curtailed its research and product development activities. As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Lpath believes these funds should be sufficient to fund its planned operations through the end of November 2016 unless Lpath sells additional shares of its common stock through its At-The-Market ("ATM") Sales Agreement or otherwise.

        In May 2015, Lpath's board of directors commenced a process of evaluating Lpath's strategic alternatives to maximize stockholder value. To assist it with this process, the Lpath board of directors engaged a financial advisory firm to help explore Lpath's available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Lpath's assets, collaboration and licensing arrangements and/or equity and debt financings. On September 8, 2016, Lpath and Apollo entered into the Merger Agreement. Although Lpath has entered into the Merger Agreement and intends to consummate the merger as described in this proxy statement/prospectus/information statement, there is no assurance that Lpath will be able to successfully consummate the merger on a timely basis, or at all. If Lpath is unable to successfully complete the merger or another strategic transaction or secure additional capital on a timely basis and on terms that are acceptable to Lpath's stockholders, Lpath may be required to cease its operations altogether.

        As a result of the Merger, Lpath expects to record an impairment loss estimated to be approximately $1.7 million representing the carrying value of the patens and equipment associated with its drug discovery and development operations. Lpath expects to report the impairment loss in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Reverse Stock Split

        On June 8, 2016, Lpath's board of directors and Lpath's stockholders approved a 1-for-14 reverse split of Lpath's issued and outstanding common stock. The reverse split was effective on June 10, 2016. Fractional shares created by the reverse stock split were rounded up to the nearest whole share. All issued and outstanding common stock, options exercisable for common stock, warrants exercisable for common stock, restricted stock units and per share amounts contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations have been retroactively adjusted to reflect this reverse stock split for all periods presented.

Lpathomab

        Lpathomab is a humanized monoclonal antibody ("mAb") against lysophosphatidic acid ("LPA"), a bioactive lipid that has been characterized in scientific literature as playing a key role in nerve injury and neuropathic pain. Published research has also demonstrated that LPA is a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types, and plays a key role in pulmonary fibrosis. Lpath's preclinical studies showed strong in vivo results with Lpathomab in several different pain models, which suggested that LPA may be an attractive target across a variety of chronic pain conditions, including diabetic peripheral neuropathy, post-herpetic neuralgia, chemotherapy-induced neuropathic pain and pain associated with lumbosacral radiculopathy.

        In the first quarter of 2016, Lpath completed its Phase 1a clinical trial of Lpathomab. The double-blind, placebo-controlled, single ascending dose trial was designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of Lpathomab in healthy volunteers. The trial also aimed to establish a maximum tolerated dose for future clinical studies in patients with neuropathic pain or other potential indications. The trial included a total of five cohorts at increasing doses. Lpathomab was well tolerated at all doses tested, and no serious adverse events or dose limiting toxicities were observed during the trial. Since May 2015, Lpath held partnering and/or licensing discussions for Lpathomab with 14 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

iSONEP

        In 2010, Lpath entered into an agreement with Pfizer Inc., which was amended in 2012 (collectively, the "Pfizer Agreement"), that provided Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP. From 2011 to 2015 in collaboration with Pfizer, Lpath conducted a multicenter, Phase 2 clinical trial evaluating iSONEP in patients with wet age-related macular degeneration (wet AMD) (the "iSONEP trial"). During the second quarter of 2015, Lpath announced that its iSONEP trial did not meet its primary or key secondary endpoints. Based on the failure of iSONEP to meet these endpoints, Pfizer elected to allow its option to develop and commercialize iSONEP to expire unexercised on August 9, 2015. As a result, the Pfizer Agreement terminated by its terms, and all rights that Pfizer held in the iSONEP program have reverted to Lpath.

        Following completion of the iSONEP trial, Lpath conducted further analyses of the data including additional anatomical endpoints to better understand the results. While iSONEP did not meet the primary or key secondary endpoints of the iSONEP trial, analyses of the data from the completed trial did provide interesting signals of possible therapeutic benefit from iSONEP. Long-term follow-up data through the conclusion of the trial after nine months suggests that treatment of wet AMD patients with iSONEP, in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may maintain visual acuity gains for longer periods of time than would be expected from anti-VEGF treatment alone. Lpath believes that these signals of activity in the iSONEP trial are appropriate for further clinical investigation. Since May 2015, Lpath held partnering and/or licensing discussions for iSONEP with 22 life science companies. None of these discussions, however, led to a term sheet for a potential partnering and/or licensing transaction.

ASONEP

        In March 2015, Lpath announced that its Phase 2a single-agent, open-label study of ASONEP did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma (RCC). ASONEP is the systemic formulation of sonepcizumab. To successfully meet the primary endpoint of progression-free survival, at least 20 out of 39 patients needed to be progression-free at four months of treatment. Fourteen out of 40 patients (over enrolled by one patient) were progression-free at four months. Eight of the fourteen patients were progression-free for at least six months, of which three patients remained progression-free for over 20 months. Overall, ASONEP was well-tolerated. The ASONEP study follow-up period concluded during the third quarter of 2015, and there are no longer any patients being treated with ASONEP. Lpath explored other indications where ASONEP may have a greater chance of success, and sought a potential partners to pursue further development of ASONEP. Lpath has not been successful in obtaining a partner for ASONEP.

        As part of the Pfizer Agreement, Lpath granted to Pfizer (or a third party who may acquire Pfizer's rights) a right of first refusal for ASONEP. That right of first refusal expired on August 9, 2015, concurrently with the expiration of Pfizer's option to acquire the license to iSONEP.

Reincorporation

        On July 17, 2014, Lpath changed its state of incorporation from the State of Nevada to the State of Delaware (the "Reincorporation") pursuant to a plan of conversion, dated July 17, 2014 (the "Plan of Conversion"). The Reincorporation was accomplished by the filing of (i) articles of conversion with the Secretary of State of the State of Nevada, and (ii) a certificate of conversion and a certificate of incorporation with the Secretary of State of the State of Delaware. Pursuant to the Plan of Conversion, Lpath also adopted new bylaws. The Reincorporation did not affect any of the Lpath's material contracts with any third parties, and the rights and obligations under such material contractual arrangements continue to be rights and obligations of Lpath after the Reincorporation. The Reincorporation did not result in any change in headquarters, business, jobs, management, location of any of the offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation) of Lpath.

Revenue

        From 2011 to 2015, in collaboration with Pfizer and pursuant to the terms of the Pfizer Agreement, Lpath conducted the iSONEP trial, a Phase 2 study in wet AMD patients. As Lpath has previously disclosed, based on the failure of iSONEP to meet the primary endpoint of the iSONEP trial, Pfizer elected to allow its option to expire unexercised on August 9, 2015. As a result, the Pfizer Agreement terminated by its terms, and all rights that Pfizer held in the iSONEP program have reverted to Lpath. As of June 30, 2016, Pfizer had paid Lpath $26.0 million pursuant to the terms of the Pfizer Agreement.

        From Lpath's inception through June 30, 2016, Lpath has also generated $10.2 million in revenue from research grants awarded primarily by the National Institutes of Health (NIH), and $0.4 million in royalty revenue from a licensing agreement with a company that produces novel research assays. Lpath expects to continue to receive small amounts of revenue from research grants and its existing source of royalty revenue.

Research and Development Expenses

        Lpath's research and development expenses consist primarily of salaries and related employee benefits; research supplies and materials; external costs associated with its drug discovery research; and external drug development costs, including preclinical testing and regulatory expenses, manufacturing of material for clinical trials and the costs of conducting clinical trials. Lpath's historical research and development expenses are principally related to the drug discovery and clinical development efforts in creating and developing its lead product candidates, iSONEP, ASONEP and Lpathomab.

        Lpath charges all research and development expenses to operations as incurred. Lpath expects its research and development expenses to increase significantly in the future as product candidates move through pre-clinical testing and into clinical trials.

        Due to the risks inherent in the drug discovery and clinical trial process and given the early stage of its product development programs, Lpath is unable to estimate with any certainty the costs it would be required to incur to continue to develop its product candidates for potential commercialization. Clinical development timelines, the probabilities of success and development costs vary widely. In addition, Lpath cannot forecast with any degree of certainty that it could successfully secure partnering or licensing arrangements for its drug candidates. As a result, Lpath cannot be certain if, when and to what extent it could receive cash inflows from the commercialization of its product candidates assuming it had the resources to pursue future development.

General and Administrative Expenses

        Lpath's general and administrative expenses principally comprise of salaries and benefits and professional fees related to its business development, intellectual property, finance, human resources, legal and internal systems support functions. In addition, general and administrative expenses include insurance and an allocated portion of facilities and information technology costs.

        Lpath anticipates increases in general and administrative expenses related to the Merger.

Application of Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

        Lpath's sponsored research and development costs related to future products and redesign of present products are expensed as incurred.

Patent Expenses

        Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent. The recoverability of capitalized patent costs is a significant estimate in Lpath's financial statements.

Revenue Recognition

  Research and Development Revenue Under Collaborative Agreements

        Lpath has in the past entered into collaborations where Lpath receives non-refundable upfront payments. Generally, these payments are made to secure licenses or option rights to Lpath's drug candidates. Non-refundable payments are recognized as revenue when Lpath has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured, and Lpath has no further performance obligations under the agreement. Multiple-element arrangements, such as license and development arrangements, are analyzed to determine whether the deliverables, which often include a license together with performance obligations such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. Lpath recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand- alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

        If Lpath is involved in a steering committee as part of a multiple-element arrangement that is accounted for as a single unit of accounting, it assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which it expects to complete its aggregate performance obligations.

        When Lpath receives reimbursement for its research costs under collaborative agreements, such reimbursements are recognized as revenue as the underlying costs are incurred.

        Whenever Lpath determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which its performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. Lpath recognizes revenue using the relative performance method provided that Lpath can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

        If Lpath cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and it cannot reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period Lpath expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

        If Lpath cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until it can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

        Significant management judgment is required in determining the level of effort required under a collaboration arrangement and the period over which Lpath is expected to complete its performance obligations under an arrangement.

        Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

  •
  the milestone payments are non-refundable;

  •
  achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

  •
  substantive company effort is involved in achieving the milestone;

  •
  the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and

  •
  a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

        Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

  Grant Revenue

        Lpath's primary source of revenue to date has been research grants received from the National Institutes of Health. Lpath recognizes grant revenue as the related research expenses are incurred, up to contractual limits.

  Royalty Revenue

        Lpath recognizes royalty revenue from licensed products when earned in accordance with the terms of the license agreements. Net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage and insurance.

Stock-Based Compensation

        Issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services Lpath receives are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrant or similar equity instruments issued, have been estimated based on the Black-Scholes option pricing model.

Net Operating Losses and Tax Credit Carryforwards

        At December 31, 2015, Lpath had federal and California net operating loss ("NOL") carryforwards of approximately $82 million and $74 million, respectively. Under current law, the federal and California NOL carryforwards may be available to offset taxable income through 2035. In some years the California state government has suspended the use of existing California NOL carryforwards. In those years companies have not been permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state. If that fiscal policy were to continue, then the California benefits could be deferred, modified or lost.

        As of December 31, 2015, Lpath also had federal and California research and development tax credit carryforwards of $1.8 million and $0.8 million, respectively. The federal credits begin expiring in 2016, and the state credits do not expire.

        A valuation allowance has been established to reserve the potential benefits of these carryforwards in Lpath's consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in Lpath's ownership may limit the amount of net operating loss carryforwards that it can utilize annually in the future to offset taxable income. Lpath has not calculated the impact the merger will have on its ability to use its net operating loss and tax credit carryforwards in any future fiscal year.

Fair Value of Warrant Liability

        Lpath measures fair value in accordance with the applicable accounting standards in the Financial Accounting Standards Board ("FASB") Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  •
  Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that Lpath has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

        This hierarchy requires Lpath to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

        Lpath determined the fair value of the warrants using a Black-Scholes. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of its stock price.

Results of Operations

Six Months Ended June 30, 2016

  Research and Development Revenue Under Collaborative Agreement

        In December 2010, Lpath entered into an agreement with Pfizer that provided financial support for its iSONEP and ASONEP development programs. Lpath recognized revenues as follows:

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
Cost reimbursements	$—	$1,379,558	$—	$671,792
Amortization of license and development fees	—	125,000	—	62,500

Total	$—	$1,504,558	$—	$734,292

Pfizer had no obligation to reimburse Lpath for any costs of the iSONEP trial occurring after August 9, 2015.

  Research and Development Expenses

        Research and development expenses decreased to $1,928,000 for the first half of 2016 from $5,672,000 for the first half of 2015, a decrease of $3,744,000. Research and development expenses decreased to $935,000 for the second quarter 2016 from $2,917,000 for the second quarter of 2015, a decrease of $1,982,000. The decreases in research and development expenses in 2016 were principally due to the conclusion of its Phase 2 clinical trials in 2015 and the reduction in its workforce that was implemented in May 2015.

  General and Administrative Expenses

        General and administrative expenses were $2,698,000 for the first half of 2016 compared to $2,152,000 for the same period in 2015, an increase of $546,000. General and administrative expenses were $1,735,000 for the three months ended June 30, 2016 compared to $1,102,000 for the same period in 2015, an increase of $633,000. This increase is primarily attributable a $628,000 charge in the second quarter of 2016 to write-off the carrying value of certain patents related to technologies and product candidates that Lpath no longer intends to pursue as a result of limited available resources.

  Change in Fair Value of Warrants

        Various factors are considered in the pricing model Lpath uses to value outstanding warrants, including Lpath's current stock price, the remaining life of the warrants, the risk-free interest rate and volatility of its stock price equal to 100%, as specified in the underlying warrants. Future changes in these factors will have a significant impact on the computed fair value of the warrant liability. The most significant factor in the valuation model is the stock price.

Comparison of Years Ended December 31, 2015 and 2014

  Grant and Royalty Revenue

        Grant and royalty revenue for 2015 decreased to $52,000 from $632,000 in 2014. The decrease of $580,000 in 2015 is due principally to the substantial completion active NIH grants in early 2015.

  Research and Development Revenue Under Collaborative Agreements

        In December 2010, Lpath entered into an agreement with Pfizer, Inc., which agreement was amended in 2012, that provided financial support for the iSONEP and ASONEP development programs. The Agreement terminated on August 9, 2015, after which Pfizer had no further obligation to reimburse Lpath for any costs of the iSONEP trial. Lpath recognized revenues under research and development collaborative agreements as follows:

	Year Ended December 31,
	2015	2014
Cost reimbursements	$1,422,743	$4,075,623
Amortization of license and development fees	125,000	373,000

Total	$1,547,743	$4,448,623

        The decrease in revenues in 2015 is due to the completion of the Nexus in May 2015.

  Research and Development Expenses

        Research and development expenses for 2015 totaled $8.6 million compared to $18.1 million for 2014, a decrease of $9.6 million. This decrease was primarily attributable to the conclusion of the Nexus and ASONEP clinical trials in 2015 and the reduction of work force following the results of the iSONEP trial.

  General and Administrative Expenses

        General and administrative expenses were $3.9 million for the year ended December 31, 2015 compared to $4.8 million for 2014, a decrease of $0.9 million. The decrease in 2015 is due principally to the reduction in work force.

  Change in Fair Value of Warrants

        Various factors are considered in the Black-Scholes model Lpath use to value outstanding warrants, including its current stock price, the remaining life of the warrants, the volatility of the stock price and the risk-free interest rate. Future changes in these factors will have a significant impact on the computed fair value of the warrant liability. The most significant factor in the valuation model is stock price. Lpath's stock has been thinly traded and relatively small transactions can impact the quoted stock price significantly.

Liquidity and Capital Resources

        Since inception, Lpath's operations have been financed primarily through the sale of equity and debt securities and funds received from corporate partners pursuant to research and development collaboration agreements. From inception through June 30, 2016, Lpath received net proceeds of approximately $86.2 million from the sale of equity securities and the issuance of convertible promissory notes. In addition, Lpath received a total of $44.3 million from corporate partners, including a total of $26.6 million in funding from its research and development arrangement with Pfizer during the years ended December 31, 2011 through 2015.

        In March 2014, Lpath entered into an at-the-market issuance sales agreement (the "Sales Agreement") with MLV & Co. ("MLV"), which was amended and a new agreement (the "FBR Agreement" and together with the Sales Agreement as amended, the "Sales Agreements") was entered into on June 24, 2016 to add FBR Capital Markets & Co. ("FBR" and together with MLV, the "Sales Agents"). Subject to limitations set by the SEC, Lpath may from time to time, at its option, issue and, through the Sales Agents, sell shares of its common stock under the Sales Agreements. Sales of common stock through the Sales Agents, if any, will be made by any method that is deemed an "at-the-market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions at market prices, in block transactions or as otherwise agreed by the Lpath and the Sales Agents. Subject to the terms and conditions of the Sales Agreements, the Sales Agents will use commercially reasonable efforts to sell the common stock based upon Lpath's instructions (including any price, time or size limits or other customary parameters or conditions Lpath may impose). Lpath is not obligated to make any sales of its common stock under the Sales Agreements. Any shares sold will be sold pursuant to Lpath's newly effective shelf registration statement on Form S-3 (the "Shelf Registration Statement"). Before selling any future shares of common stock under the Sales Agreements, Lpath will be required to file a prospectus supplement to its Shelf Registration Statement. Lpath will pay the Sales Agents a commission of up to 3.0% of the gross proceeds. The Sales Agreements will terminate upon the earlier of the sale of all common stock subject to the Sales Agreements or termination of the Sales Agreements by Lpath or the Sales Agents. During 2015, Lpath sold 976,780 shares at sales prices ranging from $4.76 to $2.94 per share, resulting in $3,722,000 in net proceeds. During the year ended December 31, 2014, Lpath sold 154,417 shares at sales prices ranging from $49.00 to $72.24 per share, resulting in $9,730,000 in net proceeds. There have been no sales of shares through the Sales Agreements subsequent to December 31, 2015.

        Because the market value of Lpath's common stock held by non-affiliate stockholders is less than $75 million, pursuant to instruction I.B.6. of Form S-3, the SEC limits the amount of stock a company may offer and sell during any 12 month period to a maximum of one-third of the market value of the common stock held by the company's non-affiliate stockholders. Before selling any future shares of common stock under the Sales Agreements, Lpath will be required to file a prospectus supplement to its Shelf Registration Statement. This prospectus supplement will state the amount of shares of common stock that Lpath may sell under the limitations established by the SEC in instruction 1.B.6. of Form S-3.

        In September 2014, Lpath sold 257,503 registered shares of common stock and warrants to purchase 257,503 unregistered shares of common stock in a direct offering at a purchase price of $48.65 per share-and-warrant-share combination. The warrants have an exercise price of $47.04 per underlying share, are immediately exercisable, and terminate on the five-year anniversary of issuance. Each warrant may be exercised using a cashless exercise procedure if the resale of the underlying shares is not covered by an effective registration statement. Net proceeds of this offering totaled $11,500,000 after deducting placement agent fees and other expenses of the offering. Maxim Group LLC ("Maxim") acted as the exclusive placement agent for the offering. Maxim received a placement agent fee of $751,651 and an unregistered warrant to purchase 3,863 unregistered shares of common stock (the "Maxim Warrant") as well as the reimbursement of fees and expenses up to $60,000. The Maxim Warrant has an exercise price of $47.04 per share, is immediately exercisable, and will terminate on August 23, 2018. As part of the transaction, Lpath agreed not to offer any variable-rate securities until October 23, 2015, provided, however, that Lpath can still utilize its existing at-the-market vehicle. In October 2014, pursuant to the terms of a registration rights agreement Lpath entered into in connection with the direct offering discussed above, Lpath registered for resale 257,503 shares of common stock issuable upon exercise of the warrants issued in the direct offering discussed above. The shares were registered on Form S-3 and the registration statement was declared effective by the Securities and Exchange Commission on October 23, 2014.

        As of June 30, 2016, Lpath had cash and cash equivalents totaling $4.7 million. Potential additional near term sources of cash may include the proceeds from the sale of stock under the Sales Agreements. As they are currently planned, however, Lpath does not believe that its existing cash resources will be sufficient to fund its operations beyond November 2016 unless Lpath sells additional shares of its common stock through its ATM Sales Agreement or otherwise. To help extend its operating window, Lpath has reduced headcount and curtailed its research and product development activities. As a result, to continue to fund ongoing operations beyond November 2016, Lpath would need to secure significant additional capital. Moreover, expenses may exceed current plans and expectations, which would require Lpath to secure additional capital or wind-down operations sooner than anticipated.

        In May 2015, Lpath's board of directors commenced a process of evaluating Lpath's strategic alternatives to maximize shareholder value. To assist with this process, the Lpath board of directors engaged a financial advisory firm to help explore Lpath's available strategic alternatives, including possible mergers and business combinations, a sale of part or all of Lpath's assets, collaboration and licensing arrangements and/or equity and debt financings. On September 8, 2016, Lpath and Apollo entered into the Merger Agreement. Following the consummation of the merger, Lpath will no longer pursue any of its product development programs and will wind down its historical operations. Although Lpath has entered into the Merger Agreement and intends to consummate the merger as described in this proxy statement/prospectus/information statement, there is no assurance that Lpath will be able to successfully consummate the merger on a timely basis, or at all. If Lpath is unable to successfully complete the merger or another strategic transaction or secure additional capital on a timely basis and on terms that are acceptable to Lpath's stockholders, Lpath may be required to cease its operations altogether.

Off-Balance Sheet Arrangements

        During 2014, 2015 and the six months ended June 30, 2016, Lpath did not have any off-balance sheet arrangements.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF LPATH

        The primary objective of Lpath's investment activities is to preserve capital for the purpose of funding operations, while at the same time maximizing the income receives from investments without materially increasing risk. To achieve these objectives, Lpath's investment policy allows it to maintain a portfolio of cash, cash equivalents and short-term investments in a variety of securities, including commercial paper and money market funds. Cash and investments at December 31, 2015 consisted exclusively of cash in bank accounts, certificates of deposit and a money market mutual fund that is restricted to invest only in short-term U.S. Treasury securities. Lpath currently does not hedge interest rate exposure. Because of the short-term maturities of Lpath's cash equivalents and short-term investments, Lpath does not believe that an increase or decrease in market rates would have a material impact on the value of its portfolio.

APOLLO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of Apollo's financial condition and results of operations together with Apollo's financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Apollo's actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors—Risks Related to Apollo" included elsewhere in this proxy statement/prospectus/information statement. Apollo Endosurgery, Inc. is a Delaware corporation with both domestic and foreign wholly-owned subsidiaries. "Apollo" refers to Apollo Endosurgery, Inc. and its consolidated subsidiaries as used herein.

Overview

        Apollo is a medical technology company primarily focused on the design, development and commercialization of innovative medical devices that can be used for the interventional treatment of obesity. Apollo develops and distributes minimally invasive surgical products for bariatric and gastrointestinal procedures that are used by general surgeons, bariatric surgeons and gastroenterologists in a variety of settings to provide interventional therapy to patients who suffer from obesity and the many co-morbidities associated with obesity.

        Apollo's strategic focus and the majority of its future revenue growth is expected to come from its Endo-bariatric product portfolio, which consists of its Orbera and OverStitch systems. In the past two years, the majority of Apollo's product revenues has come from its surgical product portfolio, which consists of the Lap-Band system and related laparoscopic accessories.

        On December 2, 2013, Apollo entered into an asset purchase agreement to acquire the obesity intervention division of Allergan, Inc. In conjunction with this purchase agreement, Apollo entered into several agreements whereby Allergan agreed to provide manufacturing and distribution support over a two year period as Apollo established its own manufacturing and worldwide distribution capabilities.

        From December 2, 2013, Apollo proceeded to establish capabilities and transfer responsibility for a variety of activities related to the acquired Allergan business. Significant milestones during the transition period included:

  •
  transfer of United States sales force in December 2013;

  •
  transfer of United States distribution in September 2014;

  •
  transfer of Europe, Canada and Australia sales force and distribution in November 2014;

  •
  transfer of most worldwide regulatory activities in December 2014;

  •
  transfer of product surveillance activities in October 2015;

  •
  transfer of Brazilian sales and distribution activities in November 2015; and

  •
  start of manufacturing operations in June 2016.

        As a result of these transition activities, Apollo has established sales distribution offices in England, Australia and Brazil that oversee regional sales and distribution activities outside the United States; a products manufacturing facility in Costa Rica and a device analysis lab in California. All other activities are managed and operated from facilities in Austin, Texas.

Recent Events

        On September 8, 2016, Apollo entered into the Merger Agreement with Lpath, Inc., in which the stockholders of Apollo would become the majority owners of Lpath, Inc. The proposed merger remains subject to certain conditions, including the approval of Lpath stockholders. If approved, upon closing of the transaction, Lpath will be renamed Apollo Endosurgery Inc. In conjunction with the merger, $29 million of common stock will be issued prior to consummation of this merger, as contemplated by the Securities Purchase Agreement.

Financial Operations Overview

Revenues

        Apollo's principal source of revenues has come from and is expected to continue to come from sales of its endo-bariatric products and its surgical products. In its direct markets, product sales are made to end customers by its employed sales representatives or independent sales agents. In other markets, Apollo sells its products to distributors who resell its products to end customers. Revenues between periods will be impacted by several factors, including market trends, the stability of the average sales price Apollo realizes on products and changes in foreign exchange rates used to translate foreign currency denominated sales into U.S. dollars.

Cost of Sales

        Historically Apollo has relied on third-party suppliers to manufacture its products. However, since June 2016 the products which comprise the majority of its revenue are manufactured in its Costa Rica facility. Apollo's historical cost of sales primarily consist of costs of products purchased from its third-party suppliers, excess and obsolete inventory charges, royalties, shipping, inspection and related cost incurred in making its products available for sale or use. Apollo's historical cost of sales also includes certain start-up costs associated with establishing its Costa Rica facility. As its Costa Rica facility begins manufacturing, costs include raw materials, labor, manufacturing overhead and other direct costs. Raw materials used to produce Apollo's products are generally not subject to substantial commodity price volatility. Most of Apollo's product manufacturing costs are incurred in U.S. dollars. Manufacturing overhead is a significant portion of its cost of sales and is generally a fixed cost. Cost of sales could vary as a percentage of revenue between periods as a result of manufacturing rates and the degree to which manufacturing overhead is allocated to production during the period. Comparability of cost of sales between periods could also be affected by any inventory valuation allowances that Apollo records related to obsolete or excess inventory.

Sales and Marketing Expense

        Sales and marketing expense primarily consist of salaries, commissions, benefits and other related costs, including stock-based compensation, for personnel employed in Apollo's sales, marketing and medical education departments. In addition, Apollo's sales and marketing expense include costs associated with industry events and other promotional activities. In 2015 and 2014, sales and marketing expense also included excise tax of 2.3% on the sale of medical devices in the U.S. This tax was suspended in December of 2015.

General and Administrative Expense

        General and administrative expense primarily consist of salaries, benefits and other related costs, including stock-based compensation, for personnel employed in corporate management, finance, legal, compliance, administrative, information technology and human resource departments. General and administrative expense also include facilities cost, insurance, bad debt expense and legal expenses related to the development and protection of Apollo's intellectual property portfolio. Apollo expects its general and administrative expense to increase as a result of public company requirements upon completion of the merger with Lpath, Inc.

Research and Development Expense

        Research and development expense include product development, clinical laboratory and vendor experts related to the execution of clinical trials, quality and regulatory compliance, consulting services, outside prototyping services, outside research activities, materials, depreciation and other costs associated with development of Apollo's products. Research and development expense also include related personnel and consultants' compensation and stock-based compensation expense. Research and development expense will fluctuate between periods dependent on the activity in the period associated with Apollo's various product development and clinical initiatives.

Intangible Amortization

        Definite-lived intangible assets primarily consist of customer relationships, product technology, trade names, patents and trademarks purchased in connection with the Allergan asset acquisition. Intangible assets are amortized over the asset's estimated useful life.

Critical Accounting Policies and Estimates

        Apollo management's discussion and analysis of its financial condition and results of operations is based on Apollo's consolidated financial statements, which management has prepared in accordance with existing U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. Management evaluates its estimates and judgements on an ongoing basis. Estimates relate to aspects of Apollo's revenue recognition, useful lives with respect to intangible and long-lived assets, inventory valuation, deferred tax asset valuation and allowances for doubtful accounts. Apollo bases its estimates on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Apollo's actual results may differ from these estimates under different assumptions or conditions.

        The critical accounting policies addressed below reflect Apollo's most significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

        Apollo's principal source of revenues is from the sale of its products to hospitals, physician practices and distributors. Apollo utilizes a network of employee sales representatives in the U.S. and a combination of employee sales representatives, independent agents and distributors in markets outside the United States ("OUS"). Revenue is recognized when pervasive evidence of an arrangement exists, fees are fixed or determinable, collection of the fees is reasonably assured, and delivery or customer acceptance of the product has occurred and no other significant obligations remain. Generally, these conditions are met upon product shipment. Customers generally have the right to return or exchange products purchased from Apollo for up to ninety days from the date of product shipment. Distributors, who sell the products to their customers, take title to the products and assume all risks of ownership at the time of shipment. Apollo's distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. At the end of each period, Apollo determines the extent to which its revenues need to be reduced to account for expected returns and exchanges and a reserve is recorded against revenue recognized. Apollo's policy is to classify shipping and handling cost billed to customers as revenue and the related expenses as cost of sales.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are at the invoiced amount less an allowance for doubtful accounts. On a regular basis, Apollo evaluates accounts receivable and estimates an allowance for doubtful accounts, as needed, based on various factors such as customers' current credit conditions, length of time past due and the general economy as a whole. Apollo writes off receivables against the allowance when they are deemed uncollectible.

Inventory

        Inventory is stated at the lower of cost or market, net of any allowance. Charges for excess and obsolete inventory are based on specific identification of excess and obsolete inventory items and an analysis of inventory items approaching expiration date. Apollo evaluates the carrying value of inventory in relation to the estimated forecast of product demand. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. When quantities on hand exceed estimated sales forecasts, Apollo records estimated excess and obsolescence charges to cost of sales. Apollo's inventories are stated using the weighted average cost approach, which approximates actual costs.

Intangible and Long-lived Assets

        Definite-lived intangible assets consist of customer relationships, product technology, trade names, patents and trademarks which are amortized over their estimated useful lives.

        Long-lived assets, including definite-lived intangible assets, are monitored and reviewed for impairment whenever events or circumstances indicate that the carrying value of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposal. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance. Apollo's estimates of undiscounted cash flows may differ from actual cash flows. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment charge is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Income Taxes

        Apollo accounts for deferred income taxes using the liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Temporary differences are then measured using the enacted tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more-likely than-not to be realized. Determining the appropriate amount of valuation allowance requires management to exercise judgment about future operations.

        In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. Apollo regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related consolidated financial statement implications. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Apollo includes interest and penalties related to its uncertain tax positions as part of income tax expense.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2015

        Results of operations for the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30,
	2016		2015
	Dollars	% of Total Revenue	Dollars	% of Total Revenue
	(in thousands)		(in thousands)
Revenues	$33,551	100.0%	$35,299	100.0%
Cost of sales	14,103	42.0	10,471	29.7

Gross margin	19,448	58.0	24,828	70.3

Operating expenses:
Sales and marketing	16,817	50.1	19,442	55.1
General and administrative	4,943	14.7	5,695	16.1
Research and development	3,204	9.5	5,234	14.8
Amortization of intangible assets	3,600	10.7	3,243	9.2

Total operating expenses	28,564	85.1	33,614	95.2

Loss from operations	(9,116)	(27.2)	(8,786)	(24.9)
Interest expense	5,348	15.9	5,390	15.3
Other expense	859	2.6	229	0.6

Net loss before income taxes	(15,323)	(45.7)	(14,405)	(40.8)
Income tax expense	199	0.6	—	0.0

Net loss	$(15,522)	(46.3)	$(14,405)	(40.8)

Revenues

        Product sales by product group and geographic market for the periods shown were as follows:

	Six Months Ended June 30, 2016				Six Months Ended June 30, 2015
	U.S.	OUS	Total Revenue	% Total Revenue	U.S.	OUS	Total Revenue	% Total Revenue
	(in thousands)				(in thousands)
Endo-bariatric	$8,535	$8,092	$16,627	49.6%	$2,111	$3,864	$5,975	16.9%
Surgical	11,035	5,718	16,753	49.9%	19,977	7,098	27,075	76.7%
Other	156	15	171	0.5%	125	2,124	2,249	6.4%

Total revenues	$19,726	$13,825	$33,551	100%	$22,213	$13,086	$35,299	100%

% Total revenue	58.8%	41.2%			62.9%	37.1%

        Endo-bariatric product revenues increased by $10.7 million, or 178.3%, for the six months ended June 30, 2016 compared to the same period in 2015. U.S. revenues increased $6.4 million primarily due to the launch of Orbera intra-gastric balloon system which was approved by the FDA in August 2015 and increased OverStitch sales. The OUS increase was due to the successful transition of Brazil direct sales activity from Allergan in November 2015 and increased OverStitch sales in Apollo's direct markets.

        Surgical revenues decreased $10.3 million, or 38%, for the six months ended June 30, 2016 compared to the same period in 2015. The decline was primarily due to a decrease in the United States of $8.9 million due to a decline in gastric banding procedures being performed in the United States which is due to loss of market share to sleeve gastrectomy and gastric bypass procedures, and the loss of a significant customer in the United States that represented 22% of U.S. surgical revenues in the prior period.

        Other revenues decreased by $2.1 million for the six months ended June 30, 2016 compared to the same period in 2015 due to the conversion of the third-party license fee received from Allergan for the distribution of products in Brazil prior to November of 2015.

Gross Margin

        Gross margin as a percentage of product sales was 58.0% for the six months ended June 30, 2016 compared to 70.3% for the same period in 2015. During the six months ended June 30, 2016 Apollo recorded an inventory impairment charge of $3.2 million related to expiring finished goods inventory of $1.2 million and excess raw materials transferred from Allergan in June 2016 that Apollo was required to purchase in accordance with the transition services agreement of $2.0 million. Excluding the impact of the inventory impairment and 2015 third-party license fee revenue, gross margin as a percentage of product sales was 67.6% for the six months ended June 30, 2016 compared to 68.5% for the same period in 2015.

Operating Expenses

        Sales and Marketing Expense.    Sales and marketing expense decreased $2.6 million to 50.1% of total revenue for the six months ended June 30, 2016 from 55.1% for the same period in 2015. The decrease is primarily due to reductions of $1.8 million related to the restructuring of sales and marketing personnel in connection with completion of integration activities in December 2015 and a $0.4 million reduction in medical device tax expense resulting from its suspension at the end of 2015.

        General and Administrative Expense.    General and administrative expense decreased $0.8 million for the six months period ended June 30, 2016 compared to the same period in 2015. The decrease is primarily due to lower professional service costs associated with integration activities.

        Research and Development Expense.    Research and development expense decreased $2.0 million for the six months ended June 30, 2016 compared to the same period in 2015 primarily due to the elimination of research and development charges paid to Allergan under the transition services agreement which expired in December 2015, lower contract services and quality and regulatory personnel costs following the completion of integration activities in December 2015 and a reduction in clinical trial expenses with the completion of investigator site activities related to the post approval study in support of Lap-Band lower BMI indication expansion.

        Amortization of Intangible Assets.    Amortization of intangible assets increased $0.4 million for the six months ended June 30, 2016 compared to the same period in 2015 due to increased investment in capital software and patent and trademark activities.

Interest Expense

        Interest expense was $5.3 million for the six months ended June 30, 2016 as compared to $5.4 million for the same period in 2015. Interest expense for the six months ended June 30, 2016 included $0.9 million of non-cash interest related to the issuance of $22.2 million of convertible notes issued in the third quarter of 2015 and $1.8 million of amortization of the beneficial conversion value of the convertible notes. Interest expense for the six months ended June 30, 2015 included $3.2 million in prepayment charges related to the refinancing of Apollo's long-term debt in February 2015 and the write-off of unamortized debt issue cost and discount.

Other Expense

        Other expense primarily consists of realized and unrealized foreign exchange gains or losses. The increase in other expense of $0.6 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily caused by the movement in exchange rates on short-term intercompany loans denominated in U.S. dollars held by Apollo's foreign subsidiaries.

Income Tax Expense

        Income tax expense was $0.2 million for the six months ended June 30, 2016 compared to no expense in the six months ended June 30, 2015. Apollo has established a valuation allowance equal to the total net deferred tax assets due to Apollo's lack of earnings history. Tax expense in 2016 relates to income generated in Apollo's foreign subsidiaries and payable to OUS tax jurisdictions. Apollo began its OUS sales and distribution activities in December 2014.

Comparison of the Years Ended December 31, 2015 and 2014

        Results of operations for 2015 and 2014 were as follows:

	Years ended December 31,
	2015		2014
	Dollars	% of Total Revenue	Dollars	% of Total Revenue
	(in thousands)		(in thousands)
Revenues	$67,617	100.0%	$69,758	100.0%
Cost of sales	20,510	30.3	21,843	31.3

Gross margin	47,107	69.7	47,915	68.7

Operating expenses:
Sales and marketing	36,167	53.5	35,032	50.2
General and administrative	11,412	16.9	10,313	14.8
Research and development	9,143	13.5	8,419	12.1
Intangible amortization	6,826	10.1	6,258	9.0
Reversal of accrued contingent consideration	—	—	(4,320)	(6.2)

Total operating expenses	63,548	94.0	55,702	79.9

Loss from operations	(16,441)	(24.3)	(7,787)	(11.2)
Interest expense	10,036	14.8	5,131	7.4
Other expense	905	1.3	477	0.7

Net loss before income taxes	(27,382)	(40.5)	(13,395)	(19.2)
Income tax expense	49	0.1	—	0.0

Net loss	$(27,431)	(40.6)	$(13,395)	(19.2)

Product Sales

        Product sales by product group and geographic market for the periods shown were as follows:

	Year Ended December 31, 2015				Year Ended December 31, 2014
	U.S.	OUS	Total Revenue	% Total Revenue	U.S.	OUS	Total Revenue	% Total Revenue
	(in thousands)				(in thousands)
Endo-bariatric	$9,119	$8,002	$17,121	25.3%	$3,641	$983	$4,624	6.6%
Surgical	34,975	12,629	47,604	70.4%	51,742	2,616	54,358	77.9%
Other	253	2,639	2,892	4.3%	250	10,526	10,776	15.4%

Total revenues	44,347	23,270	67,617	100%	55,633	14,125	69,758	100%

% Total revenues	65.6%	34.4%			79.8%	20.2%

        Endo-bariatric product revenues increased by $12.5 million, or 270%, for 2015 compared to 2014. U.S. sales increased $5.5 million, or 150%, due to higher sales of Apollo's Orbera intra-gastric balloon system following its FDA approval in August 2015 and increased sales of the OverStitch endoscopic suturing system. The $7.0 million increase in OUS sales was due to the transition of direct sales activity from Allergan in Europe, Australia and Canada in the fourth quarter of 2014 and in Brazil in the fourth quarter of 2015. OUS sales also increased due to higher OverStitch sales in Apollo's direct markets.

        Surgical product revenues decreased $6.8 million, or 12.4%, for 2015 compared to 2014 as a result of a decline in gastric banding procedures being performed in the United States which is due to loss of market share to sleeve gastrectomy and gastric bypass procedures. This decline was partially offset by the transition of direct sales activity from Allergan in Europe, Australia and Canada in the fourth quarter of 2014.

        Other revenues includes license fees received from Allergan associated with the distribution of Apollo's products in most OUS markets during the majority of 2014 and for certain Latin American markets for the majority of 2015 as required under the transition services agreement between Apollo and Allergan.

Gross Margin

        Gross margin as a percentage of product sales was 69.7% for 2015 compared to 68.7% for 2014. Costs of sales was $20.5 million for 2015 compared to $21.8 million for 2014. Cost of sales in 2014 included $7.6 million related to the amount of the Allergan purchase price allocated to inventory which was sold during the year. Cost of sales in 2015 included $6.3 million due to the start-up cost for the Costa Rica manufacturing facility and additional shipping and warehousing costs due to the transfer of OUS direct sales and distribution activities in December 2014.

Operating Expenses

        Sales and Marketing Expense.    Sales and marketing expense increased $1.1 million in 2015 compared to 2014 due to an increase in sales and marketing personnel costs OUS resulting from the transition of direct sales activity in Europe, Canada and Australia to Apollo from Allergan in the fourth quarter of 2014, partially offset by lower U.S. sales compensation and U.S. lower spend on Lap-Band direct to consumer marketing campaigns.

        General and Administrative Expense.    General and administrative expense increased $1.1 million for 2015 compared to 2014 due to the establishment of supporting OUS infrastructure upon completion of the transition of direct sales activity in Europe, Canada and Australia to Apollo from Allergan in the fourth quarter of 2014.

        Research and Development Expense.    Research and development expense increased $0.7 million for 2015 compared to 2014 primarily due to activities supporting the integration of products acquired from Allergan into Apollo's quality system, transferring regulatory clearances from Allergan to Apollo, and supporting manufacturing transfer activities.

        Amortization of Intangible Assets.    Intangible amortization increased by $0.6 million in 2015 compared to 2014 due to increased investment in capital software and patent and trademark activities.

        Reversal of Accrued Contingent Consideration.    Previously accrued contingent purchase price consideration related to the Allergan acquisition was reversed in 2014 based on Apollo's determination that the required Lap-Band future revenue performance thresholds would not be achieved.

Interest Expense

        Interest expense increased to $10.0 million for 2015 from $5.1 million for 2014. Interest expense for 2015 included $3.2 million in prepayment charges related to refinancing Apollo's long term debt in February and the write-off of unamortized debt issue cost and discount. The remaining increase in interest expense is primarily due to $1.3 million of beneficial conversion feature amortization related to the July 2015 issuance of $22.2 million of convertible notes and non-cash interest of $0.5 million associated with these notes.

Other Expense

        Other expense primarily consists of realized and unrealized foreign exchange gains and losses. Realized losses on foreign exchange were $0.1 million for each of 2015 and 2014.

Income Tax Expense

        Income tax expense was $0.1 million for 2015 compared to no expense for 2014. Apollo has established a valuation allowance equal to the total net deferred tax assets due to its lack of earnings history. Tax expense in 2015 relates to income generated in its OUS tax jurisdictions. Apollo began its OUS sales and distribution activities in December 2014.

Liquidity and Capital Resources

        Apollo has experienced significant losses and cumulative negative cash flows from operations since its inception and, as of June 30, 2016, Apollo has an accumulated deficit of $124.1 million. From its inception, Apollo has financed its operations primarily through private equity offerings and issuance of debt instruments. Through June 30, 2016, Apollo had received $127.1 million from the sale of redeemable preferred stock, $22.2 million from the sale of convertible notes and $50 million from the issuance of senior debt.

Senior Secured Credit Facility

        In February 2015, Apollo entered into a senior secured credit facility with Athyrium Opportunities II Acquisition LP ("Athyrium") to borrow $50 million which is due in February 2020. The facility bears interest at 10.5% annually including 3.5% payment-in-kind during the first year. An additional 2% of the outstanding amount will be due upon prepayment or repayment of the loan in full. Apollo used the proceeds of this facility to refinance existing indebtedness incurred as part of the December 2013 Allergan acquisition. This facility includes covenants and terms that place certain restrictions on Apollo's ability to incur additional indebtedness, incur additional liens, make investments, effect mergers, declare or pay dividends, sell assets, engage in transactions with affiliates or make capital expenditures. The facility also includes financial covenants including minimum consolidated quarterly revenue (ranging from $15.7 million to $25.0 million), and a consolidated debt to revenue ratio (decreasing from 0.8 to 0.4). Apollo has not been in compliance with financial covenants in the past and received waivers or amendments from the lender in respect of these covenants. If Apollo is not able to maintain compliance with its ongoing financial covenants or is otherwise unable to negotiate a waiver or amendment to the covenant requirements, the repayment of the facility could be accelerated at Athyrium's discretion.

        On October 10, 2016, Apollo amended its senior secured credit facility with Athyrium pursuant to the Fourth Amendment to the Credit Agreement (the "Credit Agreement Amendment"). The Credit Agreement Amendment sets new minimum quarterly revenue requirements of $15.7 million for the three months ended September 30, 2016 and $16.0 million for the three months ended December 31, 2016, and sets the debt-to-revenue ratio to 0.80 for the third and fourth quarters of 2016. In addition, the terms of the Credit Agreement Amendment as set forth in Annex A to the Credit Agreement Amendment will become effective upon the consummation of the merger and only if the merger is consummated. If the merger is consummated, then commencing January 1, 2017 through February 27, 2020, Apollo will be subject to lower minimum quarterly revenue requirements than prior to the Credit Agreement Amendment and the maximum debt-to-revenue ratio will decline from 0.80 to 0.40 over the term of the senior secured credit facility. If the merger is not consummated then Apollo will continue to be subject to the financial covenants as in effect prior to the execution of the Credit Agreement Amendment.

        As part of the Credit Agreement Amendment, Apollo has agreed to repay $11.0 million of the outstanding principal due under the senior secured credit facility, plus fees and prepayment expenses, contingent upon the consummation of the merger. Apollo intends to utilize a portion of the $29.0 million it will receive from the sale of shares of common stock pursuant to the Securities Purchase Agreement to satisfy its repayment obligation.

        In addition, pursuant to the Credit Agreement Amendment, Apollo issued Athyrium a new warrant to purchase 2,850,000 shares of Apollo common stock with an exercise price of $1.2223 per share, on such terms and conditions as set forth in Annex A to the Credit Agreement Amendment which will become effective upon the consummation of the merger. The new warrant will replace a similar warrant previously issued to Athyrium for the same number of shares of common stock and the same exercise price per share. The new warrant does not contain prior anti-dilution provisions and Apollo will cancel the prior warrant.

Cash Flows

        The following table provides information regarding Apollo's cash flows for 2015 and 2014, and the six months ended June 30, 2016 and 2015.

	Years Ended December 31,		Six Months Ended June 30,
	2015	2014	2016	2015
	(in thousands)
Cash used in operating activities	$(16,392)	$(4,888)	$(4,652)	$(14,129)
Cash used in investing activities	(6,926)	(6,084)	(1,381)	(2,811)
Cash provided (used) by financing activities	33,484	(10,680)	(4,964)	11,393
Effect of exchange rate changes on cash	(216)	(18)	56	(64)

Net change in cash and cash equivalents	$9,950	$(21,670)	$(10,941)	$(5,611)

Operating Activities

        Cash used in operating activities of $16.4 million for 2015 was primarily the result of a net loss of $27.4 million offset by non-cash charges of $14.8 million primarily related to depreciation, amortization and non-cash interest expense. In addition, operating assets and liabilities used $3.7 million of cash primarily related to the build-up of inventory supply to offset timing risks related to the establishment of Apollo's manufacturing capability.

        Cash used in operating activities of $4.9 million for 2014 was primarily the result of a net loss of $13.4 million offset by $4.3 million of non-cash charges, primarily related to depreciation, amortization and change in contingent consideration related to the Allergan acquisition, and $4.2 million of changes in working capital primarily associated with accounts receivable and inventory as the OUS markets were transferred from Allergan at the end of 2014.

        Cash used in operating activities of $4.7 million for the six months ended June 30, 2016 was primarily a result of a net loss of $15.5 million offset by $11.9 million of non-cash charges primarily related to depreciation, amortization, inventory impairment and non-cash interest expense. Changes in operating assets and liabilities also used $1.0 million in cash.

        Cash used in operating activities of $14.1 million for the six months ended June 30, 2015 was primarily a result of a net loss of $14.4 million offset by non-cash charges of $6.2 million primarily related to depreciation, amortization and non-cash interest expense. In addition, operating assets and liabilities used $6.0 million of cash for accounts receivable and inventory associated with the December 2014 transfer of OUS sales operations in Apollo's Europe, Canada and Australia regions.

Investing Activities

        Cash used for investing activities for 2015 and 2014 primarily relate to purchases of property and equipment associated with establishing Apollo's manufacturing facility in Costa Rica, investments in its intellectual property portfolio and, to a lesser extent, purchases of property and equipment associated with establishing its sales offices in England, Brazil and Australia. In addition 2014 investing activities include $1.8 million related to working capital adjustments associated with the Allergan acquisition purchase price settlement.

        Cash used for investing activities for the six months ended June 30, 2016 and 2015 primarily relate to the purchases of property and equipment associated with establishing Apollo's manufacturing facility in Costa Rica and ongoing investments in its intellectual property portfolio.

Financing Activities

        Cash provided by financing activities of $33.5 million for 2015 primarily relate to the issuance of $22.2 million of convertible notes in July 2015 and the February 2015 refinancing of Apollo's senior secured credit facility resulting in the receipt of $50 million of proceeds offset by $37.7 million of payment of the former facility and $1.1 million of debt issuance costs.

        Cash used for financing activities of $10.7 million for 2014 primarily relate to $12.5 million of payments on Apollo's long-term debt.

        Cash used for financing activities of $5.0 million for the six months ended June 30, 2016 relate to the contingent consideration payment to Allergan resulting from the FDA approval of Orbera.

        Cash provided by financing activities of $11.4 million for the six months ended June 30, 2015 primarily results from the February 2015 refinancing of Apollo's senior secured credit facility resulting in the receipt of $50 million of proceeds offset by $37.7 million of payment of the former facility and $0.9 million of debt issuance costs.

Future Funding Requirements

        As of June 30, 2016, Apollo had cash, cash equivalents and restricted cash balance was $11.6 million. Apollo believes its existing cash and cash equivalents along with the $29 million financing commitment by its existing major investors in conjunction with the proposed merger will be sufficient to meet its liquidity and capital requirements through at least the end of 2017. Any future capital requirements will depend on many factors including market acceptance of Apollo's products, the cost of Apollo's research and development activities, the cost and timing of additional regulatory clearances or approvals and the costs of establishing additional sales, marketing and distribution capabilities. Apollo may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, Apollo may not be able to raise it on terms acceptable to Apollo or at all. If Apollo is unable to raise additional capital when desired, its business, operating results and financial condition could be adversely affected.

Contractual Obligations and Commercial Commitments

        Apollo has various contractual obligations, which are recorded as liabilities in its consolidated financial statements. Other items, such as minimum lease payments under operating leases are not recognized as liabilities in Apollo's consolidated financial statements but are required to be disclosed. The minimum purchase commitment with a supplier, disclosed in Note 14 of Apollo's 2015 annual financial statements, was terminated in 2016. There were no other material changes to Apollo's contractual obligations.

        The following table summarizes Apollo's contractual obligations as of December 31, 2015.

	Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years
	(in millions)
Senior Secured Credit Facility(1)	$52.9	$—	$—	$52.9
Interest payments on Senior Secured Credit Facility(1)	22.6	5.1	16.6	0.9
Operating leases	4.0	1.1	2.1	0.8

Total	$79.5	$6.2	$18.7	$54.6

(1)
Pursuant to the terms of an amendment to Apollo's senior secured credit facility with Athyrium Opportunities II Acquisition LP, the terms of which are set forth in Annex A to the Fourth Amendment to the Credit Agreement and will become effective upon the consummation of the merger and only if the merger is consummated, Apollo expects to repay $11.0 million of the outstanding principal due under the senior secured credit facility, plus fees and prepayment expenses, contingent upon the consummation of the merger. Apollo intends to utilize a portion of the $29.0 million it will receive from the sale of shares of common stock pursuant to the Securities Purchase Agreement to satisfy its repayment obligation. The $11.0 million repayment will reduce the principal due under the senior secured credit facility between three and five years from $52.9 million to $41.9 million and is estimated to reduce the interest payments under the senior secured credit facility from $5.1 million to $5.0 million in less than one year and $16.6 million to $12.9 million between one and three years.

Off-Balance Sheet Arrangements

        During 2014, 2015 and the six months ended June 30, 2016, Apollo did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

        Apollo has adopted the provisions of Accounting Standards Update ("ASU") 2015 03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a reduction of the carrying value of the debt instead of being classified as a deferred charge. As retrospective application is required by this standard, June 30, 2016 and 2015 have been adjusted with no material impact, respectively.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014 09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in GAAP. In July 2015, the FASB approved a one year deferral of this standard, with a revised effective date for annual and interim reporting in fiscal years beginning after December 15, 2017. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. Apollo is evaluating the effect that ASU 2014 09 will have on its consolidated financial statements and related disclosures. Apollo has not yet selected a transition method and continues to evaluate the effect of the standard on its ongoing financial reporting.

        In July 2015, the FASB, issued ASU No. 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), which simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for Apollo on January 1, 2017. Apollo does not expect the adoption of ASU 2015-11 will have a material impact on its consolidated financial statements.

        In August 2014, the FASB issued ASU 2014 15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management's plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016.

        In November 2015, the FASB issued ASU 2015 17, Balance Sheet Classification of Deferred Taxes. The ASU simplifies the presentation and requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The ASU is effective for public entities for annual and interim periods beginning after December 15, 2016. This update will not have a material impact on the presentation of Apollo's consolidated balance sheet.

        In February 2016, the FASB issued ASU 2016 02, Leases. The ASU requires that lessees recognize lease assets and liabilities for those leases classified as operating leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public companies. Apollo is evaluating the effect that ASU 2016 02 will have on its consolidated financial statements and related disclosures.

        In March 2016, the FASB issued guidance on accounting for certain aspects of share-based payments to employees. The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. Furthermore, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The guidance also allows companies to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting, clarifying that all cash payments made on an employee's behalf for withheld shares should be presented as a financing activity in the consolidated statements of cash flows and provides an accounting policy election to account for forfeitures as they occur. The provisions of the guidance are effective for fiscal years beginning after December 15, 2016. Apollo is currently evaluating the effect that this guidance will have on the consolidated financial statements.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT APOLLO MARKET RISK

        As of June 30, 2016, Apollo had market risk related to its $11.6 million of cash, cash equivalents and restricted cash. Apollo does not believe that its cash, cash equivalents, or restricted cash have significant risk of default of illiquidity. While Apollo does not believe that its cash, cash equivalents or restricted cash contain excessive risk, Apollo cannot provide absolute assurance that in the future its investments will not be subject to adverse changes in market value. Apollo maintains significant amounts of cash, cash equivalents and restricted cash at one or more financial institutions that are in excess of federally insured limits.

        Apollo's cash and cash equivalents as of June 30, 2016 consisted primarily of cash and money market accounts. Apollo's investment policy as approved by its audit committee requires that management invest any excess cash in low risk investments that prioritize the preservation of capital and liquidity. In addition, Apollo's senior secured term loan has a fixed interest rate. Accordingly, Apollo would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its investment portfolio. Apollo does not have any foreign currency or other derivative financial instruments.

        Apollo conducts its operations outside the United States through foreign subsidiaries that sell its products directly to customers at prices denominated in local currency of the foreign subsidiary. Accordingly, Apollo's revenues, cash and trade receivables in these countries are subject to translation risks when consolidated into Apollo's U.S. dollar financial statements. In addition, Apollo sells product to these foreign subsidiaries in U.S. dollars which subjects the foreign subsidiary to foreign exchange gains or losses when currency exchange rates fluctuate. Apollo currently does not hedge its foreign currency exchange rate risk. As of June 30, 2016, substantially all of Apollo's consolidated liabilities were denominated in U.S. dollars.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Lpath

        Pursuant to the Merger Agreement, all of the current executive officers of Lpath will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

        Pursuant to the Merger Agreement, all of the directors of Lpath will resign at or prior to the effective time of the merger. Prior to the effective time of the merger, the board of directors of Lpath will elect nine designees selected by Apollo to serve as members of the board of directors of Lpath effective upon consummation of the merger. The Apollo designees in the aggregate are expected to satisfy the requisite independence requirements for the board of directors of Lpath, as well as the sophistication and independence requirements for the required committees pursuant to NASDAQ listing requirements. It is anticipated that the Apollo designees will be Rick Anderson, Matthew S. Crawford, John Creecy, William D. McClellan, Jr., R. Kent McGaughy, Jr., Richard J. Meelia, Todd Newton, Jack Nielsen and Bruce Robertson, Ph.D.

        Following the merger, the management team of Lpath is expected to be composed of the management team of Apollo. The following table lists the names and ages as of August 31, 2016 and positions of the individuals who are expected to serve as executive officers and directors of Lpath upon the completion of the merger:

Name	Age	Position(s)
Executive Officers
Todd Newton	54	Chief Executive Officer and Director
Dennis L. McWilliams	45	President and Chief Commercial Officer
Stefanie Cavanaugh	51	Chief Financial Officer, Treasurer and Secretary
Bret Schwartzhoff	44	Vice President, U.S. Sales and Marketing
Charles Tribié	63	Executive Vice President of Operations
Non-Employee Directors
Richard J. Meelia	67	Chairman of the Board
Rick Anderson	56	Director
Matthew S. Crawford	50	Director
John Creecy	62	Director
William D. McClellan, Jr.	57	Director
R. Kent McGaughy, Jr.	44	Director
Jack Nielsen	52	Director
Bruce Robertson, Ph.D.	54	Director

Executive Officers

        Todd Newton.    Mr. Newton has served as Chief Executive Officer and as a member of the board of directors of Apollo since 2014. From 2009 to 2014, Mr. Newton served as Executive Vice President, Chief Financial Officer and Chief Operating Officer at ArthroCare Corporation, a medical device company. Prior to his leadership at ArthroCare, Mr. Newton served in a number of executive officer roles, including President and Chief Executive Officer, at Synenco Energy, Inc., a Canadian oilsands company. From 1994 to 2004, Mr. Newton was a Partner at Deloitte & Touche LLP. Mr. Newton holds a B.B.A. in accounting from The University of Texas at San Antonio.

        Dennis L. McWilliams.    Mr. McWilliams has served as President and Chief Commercial Officer of Apollo since 2014. Mr. McWilliams co-founded Apollo in 2006 and served as President and Chief Executive Officer until 2014. From 2004 to 2006, Mr. McWilliams was an Entrepreneur in Residence at PTV Sciences LP‚ a venture capital fund focusing on life science and medical devices. Prior to this, Mr. McWilliams served as Chief Operating Officer at Chrysalis BioTechnology‚ Inc., a development stage biopharmaceutical company focused on developing novel drug therapies for tissue regeneration, which he co-founded in 1996 and sold in 2003. Mr. McWilliams holds a B.S. with Honors in aerospace engineering from the University of Texas at Austin and a M.S. in engineering management from Stanford University.

        Stefanie Cavanaugh.    Ms. Cavanaugh has served as Chief Financial Officer of Apollo since 2015. From 2014 to 2015 Ms. Cavanaugh provided advisory services to several healthcare companies. From 2010 to 2014, Ms. Cavanaugh served as Senior Vice President of Finance at Harden Healthcare, LLC, a provider of healthcare services for the long-term care industry, until its sale to Gentiva Health Services, Inc. She began her career with Ernst & Young before serving in executive management positions at The Cancer Therapy and Research Center, an affiliate of The University of Texas Health Science Center; Encore Medical Corporation, a medical device company; and Solis Women's Health, a diagnostic imaging company. Ms. Cavanaugh holds a B.B.A. in accounting and finance from the University of Texas at Austin and is a Certified Public Accountant.

        Bret Schwartzhoff.    Mr. Schwartzhoff has served as Vice President, U.S. Sales and Marketing of Apollo since December 2015 and from December 2014 to December 2015 served as Apollo's Vice President U.S. Sales. From 2011 to 2014, Mr. Schwartzhoff served as Vice President of Marketing, Sports Medicine, and from 2013 to 2014 also served as Vice President of Sales and Marketing, Spine at ArthroCare Corporation and Smith & Nephew plc, which acquired ArthroCare, both medical device companies. Mr. Schwartzhoff holds a B.S. in business from Mankato State University and an M.B.A. from Wake Forest University.

        Charles Tribié.    Mr. Tribié has served as Executive Vice President of Operations at Apollo since 2014. From 2008 to 2014, Mr. Tribié served as Senior Vice President Operations at IDev Technologies, Inc., a medical device company. Mr. Tribié began his career at U.S. Surgical Corporation, spending 19 years there while continuing to increase his responsibilities within operations. At the time of its acquisition by Tyco International Ltd. in 1998, he was Senior Vice President Operations at U.S. Surgical Corporation. Mr. Tribié holds a B.A. in economics from Fordham University and an M.B.A. from Long Island University.

Non-employee Directors

        Richard J. Meelia.    Mr. Meelia has served as the Chairman of the board of directors of Apollo since 2012. From July 2007 until his retirement in July 2011, Mr. Meelia served as Chairman, President, and Chief Executive Officer of Covidien plc following its separation from Tyco International in June 2007. From January 2006 through the separation, Mr. Meelia was the Chief Executive Officer of Tyco Healthcare and from 1995 through the separation, Mr. Meelia was also the President of Tyco Healthcare. Mr. Meelia joined Kendall Healthcare Products Company, the foundation of both the Tyco Healthcare Business and Covidien, as Group President in 1991. He became President of Tyco Healthcare in 1995. Mr. Meelia is a member of the board of directors of Haemonetics Corporation, for which he serves as Chairman, and ConformMIS, Inc. Mr. Meelia holds a B.A business from Saint Anselm College and an M.B.A. from Boston College. Apollo believes Mr. Meelia's qualifications to serve on the board of directors include his extensive industry knowledge and experience as a chief executive within the medical device industry and his public company governance expertise.

        Rick Anderson.    Mr. Anderson has served as a member of the board of directors of Apollo since 2013. Since 2008, Mr. Anderson has served as a Managing Director at PTV Healthcare Capital, a venture capital and private equity firm specializing in the healthcare and life sciences industries. From 2005 to 2007, Mr. Anderson served as Company Group Chairman of Johnson & Johnson, and Worldwide Franchise Chairman of Cordis Corporation. From 2003 to 2005, Mr. Anderson served as President of Cordis Corporation. From 1997 to 2003, Mr. Anderson served in various other senior roles at Johnson & Johnson. Before joining Johnson & Johnson, Mr. Anderson served in senior leadership positions with other international healthcare and medical device companies. Mr. Anderson holds a B.B.A. in marketing from Mississippi State University. He served five years in the U.S. Army where he obtained the rank of captain. Apollo believes Mr. Anderson's qualifications to serve on the board of directors include his extensive industry knowledge and experience and medical device commercial expertise.

        Matthew S. Crawford.    Mr. Crawford has served as a member of the board of directors of Apollo since 2006. In 2003, Mr. Crawford founded PTV Healthcare Capital, a venture capital and private equity firm specializing in the healthcare and life sciences industries, and has served since its founding as Managing Director. Prior to PTV, Mr. Crawford was a Partner at Academy Funds, a venture capital firm based in Research Triangle Park, North Carolina. He has served on the board of directors of more than 20 healthcare companies and currently serves on the board of directors of several private companies. Mr. Crawford holds a B.A. in history and an M.B.A. from Wake Forest University. Apollo believes Mr. Crawford's qualifications to serve on the board of directors include his extensive experience in venture capital and the medical technologies industry.

        John Creecy.    Mr. Creecy has served as a member of the board of directors of Apollo since 2011. Since 2011, Mr. Creecy has served as Chief Executive Officer and Director of Remeditex Ventures, LLC, a venture capital firm specializing in the life sciences, biomedical science and biotechnology industries. From 2001 to 2008, he served as President and Chief Executive Officer of Hunt Petroleum Corporation, an oil and gas exploration and production company, and from 1988 to 2000 as Chief Operating Officer of the Hodges Companies, Inc. Mr. Creecy holds a B.S. in accounting from Texas Tech University and an M.S. in tax from the University of North Texas. Mr. Creecy is also a former Certified Public Accountant. Apollo believes Mr. Creecy's qualifications to serve on the board of directors include his extensive executive leadership experience.

        William D. McClellan, Jr.    Mr. McClellan has served as a member of the board of directors of Apollo since 2014. From 2004 until his retirement in June 2016, Mr. McClellan served as the Executive Vice President & Chief Financial Officer of On-X Life Technologies, Inc., a medical device company that manufactures and sells heart valve prostheses and components and other cardiac surgery products and devices. Mr. McClellan holds a B.B.A in accounting from Abilene Christian University. He is a Certified Public Accountant. Apollo believes Mr. McClellan's qualifications to sit on the board of directors include his financial and accounting experience and expertise as well as industry knowledge and experience.

        R. Kent McGaughy, Jr.    Mr. McGaughy has served as a member of the board of directors of Apollo since 2012. Since 2003, Mr. McGaughy has served as a Managing Director at CPMG, Inc. where he is a founding shareholder. Prior to joining CPMG's predecessor, Cardinal Investment Company, in 1997, Mr. McGaughy worked in investment banking at Simmons & Company International. Mr. McGaughy is a member of the board of directors of one publicly listed company, Reata Pharmaceuticals Inc. and is a member of the board of directors of several private companies. He formerly served as a Director of Mandiant Corporation. He holds a B.A. in plan II (summa cum laude and member of Phi Beta Kappa) from The University of Texas and an M.B.A. from Harvard Business School. Apollo believes Mr. McGaughy's qualifications to serve on the board of directors include his extensive leadership and executive experience in the financial services industry and his financial expertise.

        Jack Nielsen.    Mr. Nielsen has served as a member of the board of directors of Apollo since 2012. Since 2001, Mr. Nielsen has been employed by Novo A/S, the holding company of the Novo Group, wholly-owned by the Novo Nordisk Foundation, which manages the foundation's financial assets through investments in the life science industry, where he currently serves as a Senior Partner. From 2006 to 2012, Mr. Nielsen was employed as a Partner at Novo Ventures (US) Inc. in San Francisco, a wholly-owned subsidiary of Novo A/S. He is a member of the board of directors of two publicly listed companies, Reata Pharmaceuticals Inc. and Merus N.V. Mr. Nielsen holds a M.Sc. in chemical engineering from the Technical University of Denmark and an M.S. in management of technology from the Technical University of Denmark. Apollo believes Mr. Nielsen's qualifications to serve on the board of directors include his extensive experience in venture capital and medical technologies industry.

        Bruce Robertson, Ph.D.    Dr. Robertson has served as a member of the board of directors of Apollo since 2007. Since 2005, Dr. Robertson has served as Managing Director of H.I.G. Capital, LLC, a global private equity and investment firm. From 2003 to 2005, Dr. Robertson served as Managing Director at Toucan Capital, an early-stage venture capital fund focusing on life science investments. Mr. Robertson holds a B.S.E. in chemical engineering and B.A. in mathematics from the University of Pennsylvania, an M.B.A. from Harvard Business School, and a Ph.D. in chemical engineering from the University of Delaware. Apollo believes Dr. Robertson's qualifications to serve on the board of directors include his medical and research backgrounds and his extensive experience in venture capital and the medical technologies industry.

Composition of the Board of Directors

        The Lpath board of directors currently consists of five members. The number of directors on the board of directors can be determined from time to time by action of the board of directors. All of the current members of the board of directors were all elected by the stockholders at Lpath's annual meeting of stockholders on June 8, 2016.

        Pursuant to the Merger Agreement, all of the directors of Lpath will resign at or prior to the effective time of the merger. Prior to the effective time of the merger, the board of directors of Lpath will elect nine designees selected by Apollo to serve as members of the board of directors of Lpath effective upon consummation of the merger. The Apollo designees in the aggregate are expected to satisfy the requisite independence requirements for the board of directors of Lpath, as well as the sophistication and independence requirements for the required committees pursuant to NASDAQ listing requirements. It is anticipated that the Apollo designees will be:

  •
  Rick Anderson

  •
  Matthew S. Crawford

  •
  John Creecy

  •
  William D. McClellan, Jr.

  •
  R. Kent McGaughy, Jr.

  •
  Richard J. Meelia

  •
  Todd Newton

  •
  Jack Nielsen

  •
  Bruce Robertson, Ph.D.

        There are no family relationships among any of the current Lpath directors and executive officers, and there are no family relationships among any of the Apollo directors and Apollo executive officers.

        Lpath's Nominating and Governance Committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee and the board of directors of the combined organization may take into account many factors, including the following:

  •
  diversity of personal and professional background, perspective, experience, age, gender, ethnicity and country of citizenship;

  •
  personal and professional integrity and ethical values;

  •
  experience in one or more fields of business, professional, governmental, scientific or educational endeavors, and a general appreciation of major issues facing public companies similar in scope and size to the combined company;

  •
  experience relevant to the combined company's industry or with relevant social policy concerns;

  •
  relevant academic expertise or other proficiency in an area of the combined company's operations;

  •
  objective and mature business judgment and expertise; and

  •
  any other relevant qualifications, attributes or skills.

Third Amended and Restated Stockholders Agreement

        Certain members of the board of directors of Apollo were elected pursuant to the provisions of a stockholders agreement. Under the terms of this stockholders agreement, the Apollo preferred stockholders agreed to vote their respective shares so as to elect: (1) two directors designated by PTV Sciences II, LP, currently Matthew S. Crawford and Rick Anderson; (2) one director designated by H.I.G. Ventures—Endosurgery, LLC, currently Bruce Robertson, Ph.D.; (3) one director designated by Remeditex Ventures LLC, currently John Creecy; (4) one director designated by Novo A/S, currently Jack B. Nielsen; and (5) one director designated by CPMG, Inc., currently R. Kent McGaughy, Jr. The holders of Apollo preferred stock and common stock, voting together as a single class, agreed to vote their respective shares so as to elect Apollo's Chief Executive Officer, Todd Newton and two directors designated by a majority of the other members of the board of directors, currently, William D. McClellan, Jr. and Richard J. Meelia. The stockholders agreement will terminate upon the consummation of the merger and no Apollo stockholder will have any special rights regarding the election or designation of members of the board of directors of the combined company.

Director Independence

        The Lpath board of directors has determined that each of its current directors is independent as defined under The NASDAQ Stock Market listing standards. The Lpath board of directors has also determined that each current member of the Compensation Committee and Nominating and Corporate Governance Committee is independent as defined under The NASDAQ Stock Market listing standards, and that each current member of the Audit Committee is independent as defined under The NASDAQ Stock Market listing standards and applicable SEC rules. In making this determination, Lpath's board of directors found that none of these directors had a material or other disqualifying relationship with Lpath.

        Based upon information requested from and provided by each proposed director concerning their background, employment and affiliations, including family relationships, Lpath's board of directors has determined that each of the proposed Apollo directors is independent as defined under The NASDAQ Stock Market listing standards, with the exception of Todd Newton who serves as Apollo's Chief

Executive Officer. Lpath's board of directors also determined that Messrs. Nielsen and Crawford and Dr. Robertson, who will comprise the Compensation Committee and Messrs. Meelia, Creecy and Anderson who will comprise the Nominating and Governance Committee, all satisfy the independence standards for such committees established by the SEC and The NASDAQ Stock Market listing standards, as applicable. With respect to the Audit Committee, Lpath's board of directors has determined that Messrs. Meelia, McClellan and McGaughy satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and The NASDAQ Stock Market listing standards, as applicable. The board of directors considered the relationships between such directors and certain of Apollo's investors and determined that such relationships did not affect such directors' independence under the standards of The NASDAQ Stock Market, or, where applicable, under SEC rules.

Committees of the Board of Directors

        The Lpath board of directors has established four standing committees to assist it in fulfilling its responsibilities to the Company and its stockholders: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the R&D Advisory Committee. Each committee acts pursuant to a written charter, each of which has been posted in the "Investors" section of Lpath's website accessible at www.lpath.com. Each committee reviews its charter on an annual basis. In addition to the four standing committees, the Board may approve from time to time the creation of other committees to assist the Board in carrying out its duties.

        Immediately following the consummation of the merger, the committees of the board of directors of the combined company will operate pursuant to and apply Lpath's written charters and corporate governance policies currently in place, as described herein. Thereafter, the board of directors of the combined company intends to review the written charters and corporate governance policies of Lpath and, in the discretion of the board of directors of the combined company, adopt or amend such charters and policies.

Audit Committee

        The functions of the Audit Committee include the retention of Lpath's independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of Lpath's annual audit, reviewing the adequacy of Lpath's accounting and financial controls and reviewing the independence of the independent registered public accounting firm. The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

        Lpath's management has the primary responsibility for its consolidated financial statements and the reporting process including its system of internal accounting and financial controls.

        Lpath's Audit Committee currently consists of Messrs. Mathews (Chair), Jeffrey Ferrell and Daniel Petree. The board of directors has determined that Mr. Mathews is an "audit committee financial expert" as defined in the SEC rules.

        Following the consummation of the merger, the members of the Audit Committee are expected to be Messrs. Meelia, McClellan and McGaughy. Mr. McClellan is expected to be the chairman of the Audit Committee and is a financial expert under the rules of the SEC. The Lpath board of directors has concluded that the composition of the Audit Committee meets the requirements for independence under the rules and regulations of The NASDAQ Stock Market LLC and SEC. Lpath and Apollo believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and the SEC.

Compensation Committee

        The functions of the Compensation Committee include the approval of the compensation offered to executive officers and recommending to the full board of directors the compensation to be offered to directors.

        Lpath's Compensation Committee currently consists of Messrs. Daniel Kisner (Chair), Ferrell, Petree, Mathews and Swortwood.

        Following the consummation of the merger, the members of the Compensation Committee are expected to be Messrs. Nielsen and Crawford and Dr. Robertson. Mr. Nielsen is expected to be the chairman of the Compensation Committee. The Lpath board of directors has determined that each member of the Compensation Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. Lpath and Apollo believe that, after the completion of the merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with, any applicable requirements of the rules and regulations of The NASDAQ Stock Market LLC and the SEC.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee evaluates and recommends to the board of directors nominees for each election of directors and helps oversee Lpath's regulatory and compliance matters. The Nominating and Corporate Governance Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.

        The Nominating and Corporate Governance Committee currently consists of Mr. Mathews, who serves as its chairman, and Messrs. Petree and Swortwood.

        Following the consummation of the merger, the members of the Nominating and Corporate Governance Committee are expected to be Messrs. Meelia, Creecy and Anderson. Mr. Meelia is expected be the chairman of the Nominating and Corporate Governance Committee. The Lpath board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC.

The R&D Advisory Committee

        The R&D Advisory Committee evaluates and helps oversee Lpath's research and development initiatives. The R&D Advisory Committee currently consists of Mr. Kisner, who serves as its chairman, and Mr. Petree. The R&D Advisory Committee is not expected to continue following the consummation of the merger.

Apollo Director Compensation

        The board of directors of Apollo play a critical role in guiding Apollo's strategic direction and overseeing the management of the corporation. For the year ended December 31, 2015, Apollo did not have a director compensation policy in place; however Apollo has historically compensated certain non-employee directors not affiliated with its principal stockholders for their services as members of the board of directors. Upon completion of the merger, the board of directors of Apollo intends to establish a compensation program for its non-employee directors.

        The following table sets forth compensation earned and paid to each Apollo non-employee director for service as a director during 2015:

Apollo Director Compensation 2015

Name	Fees Paid in Cash	Option Awards	Stock Awards	Total
Rick Anderson	$—	$—	$—	$—
Matthew S. Crawford	—	—	—	—
John Creecy	—	—	—	—
William D. McClellan, Jr.(1)	13,500	—	—	13,500
R. Kent McGaughy, Jr.	—	—	—	—
Richard J. Meelia(2)	150,000	—	—	150,000
Jack Nielsen	—	—	—	—
Bruce Robertson, Ph.D.	—	—	—	—

(1)
Mr. McClellan was appointed to the board of directors in May 2014. Mr. McClellan receives $2,500 cash compensation for attendance in person at each board meeting and $500 for each meeting in which he participates by phone. In July 2014, Mr. McClellan was granted an option to purchase 25,000 shares of Apollo common stock with an exercise price of $0.19 per share which vest over four years from the vesting commencement date of April 2, 2014. As of December 31, 2015, 10,417 shares were vested.

(2)
Mr. Meelia was appointed as Chairman of the board of directors of Apollo in 2012. Mr. Meelia receives $150,000 per year for his service as Chairman of the board of directors and was granted, in July 2012, an option to purchase 160,000 shares of Apollo common stock with an exercise price of $0.12 and, in July 2014, an option to purchase 100,000 shares of common stock with an exercise price of $0.19 per share. Each grant vests monthly over four years from the vesting commencement dates of July 2, 2012 and August 2, 2013, respectively, with 100% accelerated vesting of such grants upon a liquidation event, as defined in Apollo's amended and restated certificate of incorporation. As of December 31, 2015, 195,000 shares were vested.

Apollo Executive Compensation

        The Compensation Committee of the board of directors of Apollo is responsible for evaluating the compensation of executive officers and making recommendations regarding executive compensation to the board of directors for final approval.

        The major elements of Apollo's compensation program include:

  •
  base salary;

  •
  annual cash bonus incentive opportunities (target bonus) tied mostly to Apollo's performance;

  •
  long-term equity based incentive awards, which includes time-vesting or performance-vesting options;

  •
  retirement benefits through a qualified defined contribution scheme (such as a 401(k) plan in the United States); and

  •
  other benefit programs generally available to all U.S. and non-U.S. employees which are customary and appropriate for the country in which the employee is operating.

        Apollo's Compensation Committee believes that these elements when combined are effective in achieving the overall objectives of Apollo's compensation program.

        Apollo provides base salary based on the executive officers' individual responsibilities and performance. Each named executive officer is generally eligible for annual cash bonuses. The majority of this annual cash bonus is based on Apollo's achievement of its corporate financial and operational goals for the year. In addition, a lesser percentage of the annual cash bonus is based on individual responsibilities and performance. Long-term incentives in either the form of time-vesting stock options or performance-vesting stock options serve to attract and retain key executives and align the longer-term interest of Apollo's executive officers and shareholders. Long-term incentives are discretionary.

	Description	Performance/ Job Considerations	Primary Objectives
Base Salary	Fixed cash amount	Increases based upon individual performance against goals, objectives and job criteria such as executive qualifications, responsibilities, role criticality, potential and market value.	Recruit qualified executives or personnel. Retention of personnel.
Annual Cash Incentive Opportunity	Short-term incentive, annual bonus plan (non-sales)	Amount of actual payment based on achievement of annual corporate financial goals, key strategic and operating objectives and—to a lesser extent—individual performance.	Promote achievement of short-term financial goals and strategic and operating objectives.
Sales Commissions	Short-term sales incentive, annual bonus plan (sales)	Amount of actual payment based on achievement of annual regional sales goals and potentially other key sales operation goals (pricing, customer segment development, product emphasis, etc.).	Promote achievement of short-term financial goals and strategic and operating objectives.
Long-Term Equity Incentive Awards	Time-vesting or Performance-vesting options	Existence and size of equity awards is based upon the job position, individual performance and future contribution	Align the interests of executives and key employees with interest of stockholders over the long-term. Retention.
Retirement and Welfare Benefits	401(k) plan, health and insurance benefits	None, benefits offered to broad workforce	Recruit qualified employees.

        Apollo structures its annual cash bonus program to reward its executive officers and employees based primarily on company performance (the corporate component) and, to a lesser degree, an assessment of the individual employee's contribution or performance (the individual component). The key financial or operational targets of the company form the corporate component, which is reviewed and set annually. The individual component of the total cash bonus is based on an assessment of each individual's personal performance as evaluated by the Chief Executive Officer or, in the case of the Chief Executive Officer, by the board of directors. Annual cash incentives (both the corporate component and individual component) are paid at the discretion of the board of directors of Apollo.

Summary Compensation Table

        The following table shows compensation awarded to, paid to or earned by, Apollo's Chief Executive Officer and Apollo's two other most highly compensated executive officers during 2015. These individuals are expected to serve the combined company in the same capacities after the consummation of the merger. These individuals are referred to elsewhere in this proxy statement/prospectus/ information statement as the "named executive officers" of Apollo.

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)		Nonequity Incentive Plan Compensation		All Other Compensation		Total
Todd Newton	2015	$400,000	$—		$—		$—	(2)	$283	(3)	$400,283
Chief Executive Officer
Dennis L. McWilliams	2015	350,000	—		—		50,400	(4)	9,256	(5)	409,656
President and Chief Commercial
Officer
Bret Schwartzhoff	2015	255,000	90,000	(6)	95,000	(7)	—	(8)	181	(3)	440,181
Vice President, U.S. Sales and Marketing

(1)
The amounts reflect the grant date fair value for option awards granted during 2015 in accordance with FASB Topic ASC 718. Compensation will only be realized to the extent the market price of Apollo common stock is greater than the exercise price of such option award.

(2)
Mr. Newton is eligible to receive a target bonus of up to 50% of his base salary based upon the achievement of performance milestones. For performance years 2014 through 2017, Mr. Newton is eligible for a maximum bonus of 200% of his base salary based on the achievement of revenue and EBITDA performance thresholds. For performance years 2014 and 2015, the performance targets were not achieved, and no bonus compensation was paid.

(3)
Represents life insurance premiums paid by Apollo.

(4)
Pursuant to his employment agreement, as amended, Mr. McWilliams is eligible to earn an annual bonus in a target amount of 40% of his base compensation, which may be accelerated to up to 60% of his base salary upon achievement of revenue and EBITDA performance targets for performance years 2014 through 2017. In 2014 Apollo's Compensation Committee awarded a bonus of less than the target performance at approximately 14% of base compensation. For performance year 2015, the performance targets were not achieved, and no bonus compensation was paid.

(5)
Includes $249 for payment of life insurance premiums paid by Apollo and $9,007 in matching contributions to Apollo's 401(k) retirement plan.

(6)
Pursuant to certain terms of Mr. Schwartzhoff's offer letter, he received a signing bonus in the amount of $55,000 upon the initiation of his full-time employment and a one-time guaranteed bonus of $35,000.

(7)
Represents an option to acquire 400,000 shares of Apollo common stock at an exercise price of $0.19 per share. Such option vests over a four year period. Mr. Schwartzhoff was also granted an option to purchase 100,000 shares of Apollo's common stock, as performance-based compensation. The performance-based options were granted at an exercise price of $0.19 per share and would have vested upon Apollo's achievement of certain U.S. revenue targets for calendar year 2015 that were determined by Apollo's Compensation Committee. Such targets were not met, and the option grant was cancelled with respect to all shares.

(8)
Mr. Schwartzhoff is eligible to receive a target bonus of up to 35% of his base salary based upon the achievement of performance milestones. Additionally, for performance years 2015 through 2016, Mr. Schwartzhoff is eligible to receive an additional bonus of up to $145,000 upon the achievement of specific U.S. revenues targets.

Outstanding Equity Awards at December 31, 2015

        The following table presents the outstanding equity awards held by each of the named executive officers as of December 31, 2015. None of the Apollo named executive officers exercised options to purchase Apollo common stock in 2015. There were no stock awards granted to the Apollo named executive officers in 2015.

		Option Awards
				Number of Securities Underlying Unexercised Options (#)
	Option Grant Date	Option Exercise Price	Option Expiration Date
Name				Exercisable	Unexercisable
Todd Newton	7/08/2014	$0.19	7/7/2024	1,421,325	3,126,918	(1)
	7/08/2014	0.19	7/7/2024	—	1,949,247	(2)
Dennis L. McWilliams	9/18/2007	0.10	9/17/2017	500,000
	4/27/2012	0.12	4/26/2022	1,750,833	159,167	(3)
	7/30/2014	0.19	7/29/2024	456,629	496,336	(4)
	7/30/2014	0.19	7/29/2024	—	476,483	(2)
Bret Schwartzhoff	2/25/2015	0.19	2/24/2025	100,000	300,000	(5)
	2/25/2015	0.19	—	—	100,000	(6)

(1)
Such options vested 25% on July 8, 2015, with the remainder vesting quarterly through 2018.

(2)
Such options will vest upon Apollo's achievement of certain global revenue and EBITDA targets for 2016 and 2017 as established in May 2016.

(3)
Such options vested 25% on April 27, 2013, and thereafter in monthly installments until April 27, 2016.

(4)
Such options vest monthly beginning on January 1, 2014 and vest through January 1, 2018.

(5)
Such options vested 25% on December 14, 2015, with the remainder vesting monthly through 2018.

(6)
Such options would have vested upon Apollo's achievement of certain U.S. revenue targets for 2015 that were not met, and the option grant was cancelled with respect to all shares.

        Notwithstanding the values in the table above, upon the consummation of the merger, each option to purchase Apollo common stock that is outstanding and unexercised immediately prior to the effective time of the merger, as set forth above, whether or not vested, will be converted into an option to purchase Lpath common stock. Lpath will assume the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan. All rights with respect to Apollo common stock under Apollo options assumed by Lpath will be converted into rights with respect to

Lpath common stock. Any restrictions on the exercise of the options set forth above assumed by Lpath will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Apollo options will generally remain unchanged.

Employment Agreements

  Todd Newton

        In 2014, Apollo entered into an employment agreement with Mr. Newton which was amended in May 2016. The agreement is for an unspecified term, and entitles Mr. Newton to an initial annual base salary of $400,000. Mr. Newton's current annual base salary is $400,000. The agreement also provides that he will be eligible to receive a target bonus of up to 50% of his base salary based upon the achievement of performance milestones. For performance years 2014 through 2017, Mr. Newton is eligible for a maximum bonus of 200% of his base salary based on the achievement of performance thresholds established by the board of directors. Pursuant to the terms of the agreement, on July 8, 2014 Mr. Newton was granted (i) a time-based option for 4,548,243 shares of common stock, at an exercise price of $0.19 per share, which option vested 25% on July 8, 2015, with the remainder vesting quarterly through 2018, and (ii) a performance-based option for 1,949,247 shares of common stock, at an exercise price of $0.19 per share, which option vests upon Apollo's achievement of certain global revenue and EBITDA targets for calendar years 2016 and 2017. Pursuant to the terms of the agreement, Mr. Newton is subject to certain confidentiality obligations and is obligated to sign and comply with an agreement relating to proprietary information and inventions.

        Pursuant to the terms of his employment agreement, upon termination of his employment without cause or his resignation for good reason (each as defined in the agreement), Mr. Newton receives 12 months of base salary, any earned but unpaid bonus with respect to the prior year, and an extension of the period during which he is permitted to exercise his vested options until the earlier of the first anniversary of his termination of employment or the effective date of a change in control. If the termination occurs within three months prior to or 12 months after a change in control, 100% of his options will immediately vest and become exercisable. Upon the occurrence of a change in control without an associated termination of employment, 50% of Mr. Newton's options will vest in full.
  Dennis L. McWilliams

        In 2005, Apollo entered into an employment agreement with Mr. McWilliams that was most recently amended in May 2016. The agreement is for an unspecified term and entitles Mr. McWilliams to a current annual base salary of $350,000. The agreement also provides that he will be eligible to receive a target bonus of up to 60% of his base salary based upon the achievement of performance milestones. Pursuant to the terms of the original agreement, Mr. McWilliams was issued 500,000 shares of common stock of Apollo and, upon consummation of a corporate financing, a time-based option for 500,000 shares of common stock, at an exercise price of $0.10, which has fully vested. Pursuant to the terms of the amended agreement, on July 30, 2014 Mr. McWilliams was granted (i) a time-based option for 952,965 shares of common stock, at an exercise price of $0.19, which option vests monthly over four years commencing on January 1, 2014, and (ii) a performance-based option for 476,483 shares of common stock, at an exercise price of $0.19 per share, which option vests upon Apollo's achievement of certain global revenue and EBITDA targets for calendar years 2016 and 2017. Pursuant to the terms of the agreement, Mr. McWilliams is subject to certain confidentiality obligations and is obligated to sign and comply with an agreement relating to proprietary information and inventions.

        Pursuant to the terms of his employment agreement, upon the termination of his employment without cause or his resignation due to constructive termination (each as defined in the agreement), Mr. McWilliams receives twelve months of base salary and six months of medical and dental premium reimbursement. Upon the occurrence of a change in control, Mr. McWilliams' options will vest in full.

  Bret Schwartzhoff

        In 2014, Apollo entered into an offer letter with Mr. Schwartzhoff. The offer letter is for employment by Apollo for an unspecified term and entitles Mr. Schwartzhoff to an initial annual base salary of $255,000. Mr. Schwartzhoff's current base salary is $265,200. The offer letter also provides that Mr. Schwartzhoff will be eligible to receive a target bonus of up to 35% of his base salary based upon the achievement of performance milestones and an additional bonus of up to $145,000 with respect to the 2015 through 2016 performance period based upon achievement of certain revenue targets. Pursuant to the terms of the offer letter, on February 25, 2015 Mr. Schwartzhoff was granted a time-based option for 400,000 shares of common stock, at an exercise price of $0.19 per share, which option vested 25% on December 14, 2015, with the remainder vesting monthly through 2018. Pursuant to the terms of the offer letter, Mr. Schwartzhoff is subject to certain confidentiality obligations and is obligated to sign and comply with an agreement relating to proprietary information and inventions.

        Pursuant to the terms of the offer letter, upon a change in control, no less than 50% of Mr. Schwartzhoff's options will vest in full.

Rule 10b5-1 Sales Plans

        The combined company's directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of Lpath's common stock on a periodic basis. Under a Rule 10b5-1 plan a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. The combined company's directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Any purchase or sales by the combined company's directors and executive officers, including pursuant to a 10b5-1 plan, will be subject to the terms of any lock-up agreements entered into by such directors and executive officers.

Accounting and Tax Considerations

        Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that a public company may deduct as a business expense in any year with respect to such company's chief executive officer and certain other named executive officers. This deduction limitation did not apply to Apollo in 2015 or 2014. Additionally, under applicable tax guidance, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement of Apollo that existed before the consummation of the merger. In addition, compensation provided by newly-public companies through the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs, or earlier upon the occurrence of certain events (e.g., a material modification of the plan or agreement under which the compensation is granted), will generally not be included for purposes of the Code Section 162(m) limit.

        The combined Compensation Committee intends to maximize deductibility of compensation under Code Section 162(m) to the extent practicable while maintaining a competitive, performance-based compensation program. However, the combined compensation committee reserves the right to award compensation which it deems to be in the combined company's best interest and in the best interest of its stockholders, but which may not be fully tax deductible under Code Section 162(m).

Employment Benefits Plan

        At the effective time of the merger, each option to purchase Apollo common stock that is outstanding and unexercised immediately prior to the effective time of the merger under the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive

Plan, whether or not vested, will be converted into an option to purchase Lpath common stock. Lpath will assume the Apollo Endosurgery, Inc. 2006 Stock Option Plan and the Apollo Endosurgery, Inc. 2016 Equity Incentive Plan. All rights with respect to Apollo common stock under Apollo options assumed by Lpath will be converted into rights with respect to Lpath common stock. Accordingly, from and after the effective time of the merger, each Apollo stock option assumed by Lpath may be exercised for such number of shares of Lpath common stock as is determined by multiplying the number of shares of Apollo common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Lpath common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Apollo option assumed by Lpath will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Apollo options will generally remain unchanged; provided, that any Apollo options assumed by Lpath may be subject to adjustment to reflect changes in Lpath capitalization after the effective time of the merger and that the Lpath board of directors or a committee thereof will succeed to the authority of the board of directors of Apollo with respect to each assumed Apollo option.

Lpath Amended and Restated 2005 Equity Incentive Plan

        The following is a summary of the material terms of the Lpath Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan"). It is qualified in its entirety by the specific language of the 2005 Plan, a copy of which is available to any stockholder upon request, and the amended 2005 Plan, which was filed as Appendix A to Lpath's 2015 Proxy Statement.

General

        The purpose of the 2005 Plan is to allow employees, outside directors and consultants and other independent advisors of the Company to increase their proprietary interest in, and to encourage such employees to remain in the employ of, or maintain their relationship with, the Company. Lpath's employees, consultants and non-employee directors are eligible to receive awards under the 2005 Plan. It is intended that options granted under the 2005 Plan will qualify either as incentive stock options under Section 422 of the Code or as non-statutory options. Options granted under the 2005 Plan are exercisable for Lpath common stock. The 2005 Plan also provides for a stock issuance program, pursuant to which plan participants may purchase stock directly from the Company, which shares may be fully vested or may vest over time or upon attainment of performance goals. Pursuant to the 2005 Plan, the Compensation Committee may also grant stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. The Compensation Committee administers the 2005 Plan. The Compensation Committee designates the persons to receive awards, the number of shares subject to the awards, and the terms of the awards, including the option price and the duration of each option, subject to certain limitations. The full board of directors, based on the recommendation of the Compensation Committee, authorizes awards issued to Lpath's non-employee directors.

Number of Shares

        The maximum number of shares of common stock available for issuance under the 2005 Plan is 300,000 shares, subject to adjustment in the event of stock splits, stock dividends, mergers, consolidations and the like. Common stock subject to awards granted under the 2005 Plan that expire or terminate will again be available for awards to be issued under the 2005 Plan. Under the 2005 Plan, common stock withheld or tendered as payment for tax and/or the exercise price of an award will not be available for future grant.

Exercise/Purchase Price

        The price at which shares of common stock may be purchased upon exercise of an incentive stock option must be at least 100% of the fair market value of Lpath's common stock on the date the option is granted. The price at which shares of common stock may be purchased upon exercise of non-statutory stock options or pursuant to stock issuance awards must be at least the fair market value of common stock on the date the option is granted. The price per share with respect to an award granted under the stock issuance program cannot be less than 85% of the fair market value of Lpath's common stock on the date the award is granted. If the grant of incentive or non-statutory options or stock issuance awards is made to a person holding more than 10% of the outstanding shares of common stock (a "10% Stockholder"), then the price at which shares of common stock may be purchased upon exercise of such incentive or non-statutory options or stock issuance award must be at least 110% of fair market value as of the grant date of the common stock. Stock issuance awards may also be granted for past services to the Company rather than for a cash exercise price. The Board may not reduce the exercise price of any outstanding awards without stockholder approval. On                        , 2016, the closing price of Lpath's common stock as reported on the Nasdaq Stock Market was $        per share.

        Each of the option exercise price and the stock issuance award purchase price is payable in cash or by check. In addition, the option price may also be paid through a sale and remittance procedure with any Lpath-designated broker, pursuant to which the option exercise price is remitted to Lpath from the proceeds of any immediate sale of the shares of common stock acquired upon the exercise of options. The 2005 Plan also permits participants to net exercise options, i.e., to pay their exercise prices through the cancellation of vested shares of common stock otherwise issuable upon exercise of the options. Subject to restrictions imposed by federal securities laws and the 2005 Plan, the Compensation Committee may also permit employees to exercise options by delivery of a full-recourse promissory note.

Vesting

        Except for grants or awards made to executive officers, independent directors and consultants, the vesting of options and shares of common stock issued pursuant to stock issuance awards cannot be more than five years (at 20% per year) with the initial vesting occurring not later than one year after the date of grant. The Compensation Committee has complete discretion with respect to the vesting of options and stock issuance awards made to executive officers, independent directors and consultants, subject to the Board's compensation policy for non-management directors.

Dollar Limitations on Incentive Stock Options

        The aggregate fair market value (determined at the time the option is granted) of common stock with respect to which incentive stock options are exercisable for the first time in any calendar year by an optionee under the 2005 Plan or any other plan of Lpath or a subsidiary, will not exceed $100,000.

Term

        The Compensation Committee will fix the time or times when, and the extent to which, an option is exercisable, provided that no option will be exercisable later than ten years after the date of grant (or five years in the case of a 10% Stockholder). Subject to the terms of the 2005 Plan, the Compensation Committee, at its sole discretion, shall determine when an option shall expire. The 2005 Plan provides that the vested portion of an option may be exercised for a period of twelve months after the death or disability of an option holder, and up to three months for any other termination of an option holder's service to Lpath. Upon any termination or expiration of service to Lpath or the failure to achieve vesting objectives, then unvested shares of common stock issued under a stock issuance award shall be immediately surrendered to Lpath for cancellation, and the holder will have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the holder for consideration paid in cash or cash equivalent, Lpath will repay to the holder the cash consideration paid for the surrendered shares (or make such other adjustment with respect to cash equivalent payment attributable to such surrendered shares).

Corporate Transactions

        In the event of a sale of Lpath by merger, consolidation or sale of all or substantially all of Lpath's assets, the 2005 Plan provides that outstanding options shall vest and become immediately exercisable, unless the successor to Lpath replaces the options with a cash incentive program that preserves the option holder's spread on the unvested options at the time of the sale. Common stock that is issued pursuant to a stock issuance award will also fully vest upon the sale of Lpath by merger, consolidation or sale of all or substantially all of Lpath's assets unless the successor is assigned repurchase rights. The Compensation Committee may impose limitations on such acceleration with respect to any option or common stock that is issued pursuant to a stock issuance award.

Other Awards

        The 2005 Plan permits the Compensation Committee to grant the following kinds of awards (in addition to stock options and stock issuances):

  Stock Appreciation Rights

        A stock appreciation right entitles a plan participant to receive payment from Lpath equal to the product of (i) the difference between the fair market value of a share of common stock on the date of exercise over the exercise price of the stock appreciation right multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. Stock appreciation rights will be subject to all the same terms and conditions that are applicable to option grants as described above.

  Restricted Stock

        A restricted stock grant provides a participant with a number of shares of restricted common stock as determined by the Compensation Committee, in its sole discretion, subject to vesting and such other terms, conditions and restrictions related to the grant as determined by the Compensation Committee. Once vested, the plan participant may transfer the restricted common stock in accordance with Federal securities laws.

  Restricted Stock Units

        Restricted stock units may be granted in such amounts and with such vesting, terms, conditions and restrictions as the Compensation Committee, in its sole discretion, determines. The Compensation Committee may set vesting criteria of the restricted stock units based upon the achievement of performance goals, or any other Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Compensation Committee in its discretion. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Compensation Committee, which payment may be in cash, shares of common stock, or a combination of both. On the date set forth in the award agreement, all unearned restricted stock units will be forfeited and will become available for future grant under the 2005 Plan.

  Performance Units and Performance Shares

        Performance units and performance shares may be granted to plan participants in such numbers as determined by the Compensation Committee, in its sole discretion. Each performance unit will have an initial value that is established by the Compensation Committee on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a share of common stock on the date of grant. The Compensation Committee will set performance goals or other vesting provisions and such other terms and conditions, including the time period during which the performance goals or other vesting provisions must be met. At the end of the performance period and depending on the extent to which the performance goal is met, the Compensation Committee will, in its discretion, determine the number or value of performance units/shares that will be paid out to the plan participant. Such payment may be in the form of cash, shares of common stock or a combination of both. After the grant of a performance unit/share, the Compensation Committee, in its sole discretion, may reduce or waive any performance goal or other vesting provisions for such performance unit/share. On the date set forth in the award agreement, all unearned or unvested performance units/shares will be forfeited to Lpath, and again will be available for grant under the 2005 Plan.

  Performance Goals

        The 2005 Plan includes performance goals applicable to a performance unit or performance share under the 2005 Plan. Lpath's board of directors and Compensation Committee believe that a significant component of executive compensation should be performance based to help incentivize both Company and individual performance. The 2005 Plan contains performance goals that closely align with Lpath's current stage of development and provide additional performance goals that the Compensation Committee can utilize in establishing performance awards under the 2005 Plan.

        The performance goals under the 2005 Plan include one or more of the following, as determined by the Compensation Committee: (i) Earnings or Profitability Metrics: including, but not limited to, earnings/loss (gross, operating, net or adjusted); earnings/loss before interest and taxes ("EBIT"); earnings/loss before interest, taxes, depreciation and amortization ("EBITDA"); profit margin; operating margin; income (gross, operating or net); expense levels or ratios; in each case adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments, early extinguishment of debt, stock-based compensation expense, changes in GAAP or critical accounting policies, or other extraordinary or non-recurring items, as specified by the Compensation Committee when establishing the performance goals; (ii) Return Metrics: including, but not limited to, return on investment, assets, equity or capital (total or invested); (iii) Cash Flow Metrics: including, but not limited to, operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital; (iv) Liquidity Metrics: including, but not limited to, debt reduction; extension of maturity dates of outstanding debt; debt leverage (debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios) or access to capital; debt ratings; total or net debt; other similar measures approved by the Committee; (v) Stock Price and Equity Metrics: including, but not limited to, return on stockholders' equity; total stockholder return; revenue (gross, operating or net); revenue growth; stock price; stock price appreciation; market price of stock; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); price-to-earnings ratio; and (vi) Strategic Metrics: including, but not limited to, drug discovery and product research and development; completion of an identified special project; clinical trials; regulatory filings or approvals; patent application or issuance; manufacturing or process development; sales or net sales; market share; market penetration; economic value added; customer service; customer satisfaction; inventory control; balance of cash, cash equivalents and marketable securities; growth in assets; key hires; employee satisfaction; employee retention; business expansion; acquisitions, divestitures, joint ventures; fund raising to support operations; government grants or awards; license arrangements; collaboration or customer agreements or arrangements; legal compliance or safety and risk reduction; or such other measures as determined by the Committee consistent with these performance measures.

        The performance goals may differ from participant to participant and from award to award. Any criteria used may be measured, as applicable, in absolute terms, in relative terms (including, but not limited to, passage of time and/or against another company or companies), on a per-share basis, against the performance of Lpath as a whole or a segment of Lpath, and on a pre-tax or after-tax basis.

        The 2005 Plan provides that in the event Lpath declares a dividend, participants who hold awards subject to performance goals will not be eligible to receive any dividend or dividend equivalent unless the applicable performance goals are met.

Limitations on Awards Under the 2005 Plan

        The 2005 Plan provides that no participant in the 2005 Plan may be granted, in any fiscal year, (A) options or stock issuance awards to purchase more than 51,021of shares of common stock, (B) restricted stock, restricted stock units, stock appreciation rights or performance shares covering more than 51,021 of shares of common stock, or (C) performance units which could result in any such individual receiving more than $2,000,000. The 2005 Plan allows for a doubling of the participant fiscal year award limit, but only in an employee's first year with Lpath, which feature is designed to allow Lpath to attract and retain a new chief executive officer.

Stockholder Rights

        The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price, and become the record holder of the purchased shares. The holder of any shares of common stock issued to such holder under the stock issuance program or pursuant to a grant of restricted stock, whether or not the holder's interest in those shares is vested, shall have full stockholder rights with respect to such shares, including the right to vote such shares and to receive any regular cash dividends paid on such shares. The holder of a stock appreciation right, restricted stock unit, performance unit or performance share shall have no stockholder rights with respect to the shares underlying such awards unless and until issued to the holder pursuant to such award.

Clawback

        Under the 2005 Plan, all awards granted will be subject to any clawback or recoupment policy adopted by Lpath.

Amendment to 2005 Plan

        The board of directors may amend, suspend or discontinue the 2005 Plan, but it must obtain stockholder approval to certain amendments, such as the increase of the number of shares subject to the 2005 Plan, as required pursuant to applicable laws and regulations.

Apollo 2006 Stock Plan

        The Apollo Endosurgery, Inc. 2006 Stock Plan, as amended (the "2006 Plan"), expired by its terms on May 5, 2016. The Apollo Endosurgery, Inc. 2016 Equity Incentive Plan described below was adopted by the board of directors of Apollo as a successor to and continuation of the 2006 Plan.

Apollo 2016 Equity Incentive Plan

        The Apollo Endosurgery, Inc. 2016 Equity Incentive Plan (the "2016 Plan"), which is intended as the successor to and continuation of the Apollo Endosurgery, Inc. 2006 Stock Plan, was adopted by the board of directors of Apollo in August 2016 and approved by Apollo's stockholders in August 2016. The 2016 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, awards of restricted stock and restricted stock units. Apollo's employees, directors and consultants are eligible to receive awards under the 2016 Plan; however, incentive stock options may only be granted to Apollo's employees. A maximum of 21,294,756 shares of Apollo's common stock are authorized for issuance under the 2016 Plan.

        The terms of each award granted under the 2016 Plan are set forth in the applicable award agreement.

        Pursuant to the terms of the 2016 Plan, the board of directors of Apollo (or a committee delegated by the board of directors of Apollo) administers the plan and, subject to any limitations set forth in the plan and has the ability to:

  •
  determine the persons to be granted awards;

  •
  determine the type, terms and number of awards to be granted;

  •
  determine the fair market value applicable to an award;

  •
  construe and interpret the 2016 Plan and awards granted thereunder, and settle related controversies;

  •
  determine whether an award's exercisability and/or vesting will be accelerated;

  •
  delegate authority to an officer to make grants of a designated number of awards to individuals other than the officer, provided that the board will determine fair market value with respect to the award;

  •
  suspend or terminate the plan and amend the plan and awards granted thereunder, with certain exceptions;

  •
  with the consent of option holders, reduce the exercise price of options, exchange options for other awards or take other actions that are treated as a repricing under generally accepted accounting principles; and

  •
  generally exercise the powers deemed necessary or expedient to promote the best interests of the company that are not in conflict with the provisions of the 2016 Plan and awards granted under the 2016 Plan.

        In the event of a change in Apollo's common stock without the receipt of consideration by Apollo (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by Apollo), the board of directors of Apollo will proportionately and appropriately adjust the class and maximum number of securities subject to the 2016 Plan and any share limits in the 2016 plan, and the class and number of securities and price per share of stock subject to outstanding awards.

        In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

  •
  arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

  •
  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction; and

  •
  make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

        Apollo's plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Lpath 401(k) Plan

        Lpath maintains a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees, including executive officers, are eligible to participate in the 401(k) contributory defined contribution plan. In any plan year, Lpath contributes to each participant a matching contribution up to a maximum of 4% of the participant's compensation, subject to statutory limitations. Lpath does not provide any nonqualified defined contribution or other deferred compensation plans.

Apollo 401(k) Plan

        Apollo has a defined contribution retirement plan in which all employees are eligible to participate. This plan is intended to qualify under Section 401(k) of the Code so that contributions by employees and by Apollo to the plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by Apollo when made. Apollo currently provides matching contributions under this plan of 100% on the first 3% contributed by each employee and 50% on the next 2% contributed by each employee.

        Apollo also contributes to medical, disability and other standard insurance plans for its employees.

Compensation Committee Interlocks and Insider Participation

        Following the completion of the merger, the members of the Compensation Committee are expected to be Messrs. Nielsen and Crawford and Dr. Robertson. Mr. Nielsen is expected to be the chairman of the Compensation Committee. Each member of the Compensation Committee is expected to be an "outside" director as that term is defined in Section 162(m) of the Code, a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. None of the proposed combined company's executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company's board of directors or Compensation Committee following the completion of the merger.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

        Described below are all transactions occurring since January 1, 2014 and all currently proposed transactions to which either Lpath or Apollo was a party and in which

  •
  The amounts involved exceeded or will exceed $120,000; and

  •
  A director, executive officer, holder of more than 5% of the outstanding capital stock of Lpath or Apollo, or any member of such person's immediate family had or will have a direct or indirect material interest.

Lpath Transactions

        Lpath has not engaged in any transaction since January 1, 2014 in which the amount involved exceeds the lesser of $120,000 or 1% of the average of Lpath's total assets at year-end for fiscal 2015 and 2014 and in which any of Lpath's directors, named executive officers or any holder of more than 5% of Lpath's common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest.

Sublease from Western States Investment Corporation

        For disclosure purposes, Lpath subleases a portion of its facility to Western States Investment Corporation ("WSIC"). Mr. Donald Swortwood, one of Lpath's directors, has a 100% ownership interest in WSIC. The terms of the sublease are the same as the financial terms of its direct lease. Certain WSIC employees also provide services to Lpath. Lpath reimburses WSIC for the cost of the services it provides.

        Rent expense totaled approximately $390,000 and $385,000 for 2015 and 2014, respectively. Lpath's sublease income amounted to $11,652 for 2015 and 2014. During 2015 and 2014, WSIC billed Lpath $12,008 and $39,300, respectively, for administrative expenses.

        Lpath believes that each of the transactions set forth above were entered into on terms as fair as those that could be obtained from independent third parties, and were ratified by the Audit Committee pursuant to Lpath's related party transaction policy discussed below.

Relationship with Athyrium

        Jeffrey Ferrell is a member of the board of directors and a stockholder of Lpath. He may be deemed to have certain additional interests in the merger because of his relationship with certain Athyrium entities that are the senior secured creditor of Apollo and hold debt and equity securities issued by Apollo as described in "Apollo's Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facility" and "The Merger—Stock Options and Warrants."

Change of Control and Severance Benefits Agreements

        See "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger" for a description of the terms of these agreements.

Indemnification Agreements

        Lpath has entered into an indemnification agreement with each of its officers and directors. These agreements require Lpath to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Lpath, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The limitation of liability provision in the Lpath certificate of incorporation and the indemnification agreements may facilitate Lpath's ability to continue to attract and retain qualified individuals to serve as directors and officers. For more information, see "The Merger—Interests of the Lpath Directors and Executive Officers in the Merger—Indemnification of the Lpath Officers and Directors."

Lpath Related Party Transaction Policy

        Pursuant to the Code of Business Conduct and Ethics, Lpath's executive officers, directors and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with Lpath without the prior consent of the Audit Committee or Lpath's independent directors. Any request to enter into a transaction with an executive officer, director, principal stockholder or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to the Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, Lpath's Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. The Audit Committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, Lpath's best interests, as the Audit Committee determines in the good faith exercise of its discretion.

Apollo Transactions

Unsecured Subordinated Convertible Promissory Notes

        During 2015, Apollo issued the unsecured subordinated convertible promissory notes in the aggregate principal amount of approximately $22.2 million to certain investors, including existing stockholders and certain executive officers of Apollo. The table below sets forth the unsecured subordinated convertible promissory notes with aggregate principal in excess of $120,000 that were purchased in 2015 by Apollo's directors, executive officers and holders of more than 5% of its capital stock. The unsecured subordinated convertible promissory notes will be converted into shares of Apollo common stock pursuant to the terms of the Securities Purchase Agreement immediately prior to the consummation of the merger.

Name of Note Holder	Outstanding Principal Purchased
PTV IV, L.P(1).	$5,566,291
PTV Special Opportunities Fund, I, L.P(1).	1,250,093
Novo A/S(2)	2,395,849
H.I.G. Ventures—Endosurgery, LLC(3)	2,248,141
Remeditex Ventures, LLC(4)	2,156,656
Entities affiliated with CPMG, Inc.(5)	1,346,276
Todd Newton	500,000

(1)
Rick Anderson and Matthew S. Crawford, each a member of the board of directors of Apollo, are the Managing Director and Managing Partner, respectively, of PTV Healthcare Capital, an affiliate of PTV Sciences II, L.P., PTV Special Opportunities I, L.P. and PTV IV, L.P.

(2)
Jack B. Nielsen, a member of the board of directors of Apollo, is a Senior Partner at Novo A/S.

(3)
Bruce Robertson, Ph.D., a member of the board of directors of Apollo, is a Managing Director at H.I.G. Capital, LLC, which is an affiliate of H.I.G. Ventures—Endosurgery, LLC.

(4)
John W. Creecy, a member of the board of directors of Apollo, is Chief Executive Officer and Director of Remeditex Ventures, LLC.

(5)
R. Kent McGaughy, Jr, a member of the board of directors of Apollo, is a Managing Director at CPMG, Inc., which is the general partner of certain entities that hold unsecured subordinated convertible promissory notes.

Securities Purchase Agreement

        Certain holders of more than 5% of Apollo's capital stock, as well as entities affiliated with certain of Apollo's directors, are parties to the Securities Purchase Agreement and have agreed to purchase shares of Apollo common stock at a purchase price of $1.6361 for an aggregate purchase price of approximately $29.0 million. For more information regarding the Securities Purchase Agreement, please see the section titled "Agreements Related to the Merger—Securities Purchase Agreement" in this proxy statement/prospectus/information statement. The table below sets forth the number of shares of Apollo common stock each holder of more than 5% of its capital stock, as well as entities affiliated with certain of Apollo's directors, who are party to the Securities Purchase Agreement have agreed to purchase and the aggregate purchase price for such shares.

Name of Purchaser	Aggregate Purchase Price	Number of Shares of Apollo Common Stock
PTV IV, L.P(1).	$12,932,237	7,904,307
H.I.G. Ventures—Endosurgery, LLC(2)	4,328,628	2,645,699
Novo A/S(3)	4,778,471	2,920,647
Entities affiliated with CPMG, Inc.(4).	2,682,874	1,639,796
Remeditex Ventures, LLC(5)	4,277,796	2,614,630

(1)
Rick Anderson and Matthew S. Crawford, each a member of the board of directors of Apollo, are Managing Director and Managing Partner, respectively, of PTV Healthcare Capital, which is affiliated with PTV IV, L.P.

(2)
Bruce Robertson, Ph.D., a member of the board of directors of Apollo, is a Managing Director at H.I.G. Capital, LLC, which is an affiliate of H.I.G. Ventures—Endosurgery, LLC.

(3)
Jack B. Nielsen, a member of the board of directors of Apollo, is a Senior Partner at Novo A/S.

(4)
R. Kent McGaughy, Jr, a member of the board of directors of Apollo, is a Managing Director at CPMG, Inc., which is the general partner of certain stockholder entities.

(5)
John W. Creecy, a member of the board of directors of Apollo, is Chief Executive Officer and Director of Remeditex Ventures, LLC.

Accrued Cumulative Dividend on Preferred Stock

        The holders of Apollo's Series A, Series B and Series C Preferred Stock are entitled to an accruing cumulative annual dividend, at a rate of 8% per annum of the original issue price of such series of redeemable convertible preferred stock, which is $1.2223. Such dividend, as accrued and accumulated, increases the ratio into which Apollo's Series A, Series B and Series C Preferred Stock

convert into Apollo common stock upon conversion immediately prior to the merger. Dividends payable to holders of Apollo's Series A, Series B and Series C Preferred Stock will continue to accrue until the preferred stock is converted immediately prior to the merger. Assuming a conversion date of November 15, 2016, Apollo expects to issue 33,883,455 shares of common stock in payment of approximately $41.4 million of cumulative accrued dividends to its Series A, Series B and Series C Preferred Stock. The table below sets forth the Series A, Series B and Series C Preferred Stock held by Apollo's directors, executive officers and holders of more than 5% of its capital stock and the number of shares of common stock each will receive upon conversion including the accrued cumulative dividend.

Name of Purchaser	Shares of Series A, Series B and Series C Preferred Stock Immediately Prior to the Merger	Shares of Common Stock Upon Conversion of Series A, Series B and Series C Preferred Stock(1)
PTV Sciences II, L.P.	25,172,184	36,969,726
PTV Special Opportunities Fund, I, L.P.	7,452,078	9,214,443
PTV IV, L.P.	8,009,706	9,903,946
H.I.G. Ventures—Endosurgery, LLC	13,401,663	19,688,396
Remeditex Ventures, LLC	12,856,304	16,932,282
Novo A/S	14,282,183	18,750,780
Entities affiliated with CPMG, Inc.	8,025,446	10,529,495

(1)
Apollo's Series A, Series B and Series C Preferred Stock have an accruing cumulative dividend that increases the ratio into which Apollo's Series A, Series B and Series C Preferred Stock convert into Apollo common stock upon conversion immediately prior to the merger. The preferred stock conversion ratio is calculated by dividing (1) the preferred stock original issue price of $1.2223 per share plus accrued dividends of 8.0% per annum calculated on a monthly basis beginning on the date each share of preferred stock was issued through the date of the conversion immediately prior to the merger by (2) the preferred stock original issue price of $1.2223 per share, adjustable for certain dilutive events. Immediately prior to the consummation of the merger, each outstanding share of Series A, Series B and Series C Preferred Stock will be automatically converted into approximately 126,496,253 shares of common stock (assuming the completion of this offering on November 15, 2016) determined by multiplying the outstanding shares of preferred stock by the preferred stock conversion ratio.

Third Amended and Restated Investors' Rights Agreement

        On September 8, 2016, Apollo entered into a third amended and restated investors' rights agreement with certain holders of its outstanding preferred stock, including entities affiliated with PTV Healthcare Capital, H.I.G. Capital, LLC, Novo A/S, Remeditex Ventures, LLC and CPMG, Inc., with certain registration rights, including the right to demand that Apollo file a registration statement or request that their shares be covered by a registration statement that Apollo is otherwise filing. Rick Anderson and Matthew S. Crawford, members of the board of directors of Apollo, are affiliated with PTV Healthcare Capital. Bruce Robertson, Ph.D., Jack Nielsen, John Creecy and R. Kent McGaughy, Jr., members of the board of directors of Apollo, are affiliated with H.I.G. Capital, LLC, Novo A/S, Remeditex Ventures, LLC and CPMG, Inc., respectively. The investors' rights agreement also provides these stockholders with information rights, which will terminate upon the consummation of the merger and a right of first refusal with regard to certain issuances of Apollo's capital stock, which will terminate upon the consummation of the merger.

        Following the consummation of the merger, the aforementioned stockholders shall continue to have demand registrations rights and piggyback registration rights. For a description of such surviving registration rights, see the section titled "Comparison of Rights of Holders of Lpath Stock and Apollo Stock."

Director and Executive Officer Compensation

        For information regarding the compensation of Apollo's directors and executive officers, please see the section titled "Management Following the Merger—Apollo Executive Compensation—Employment Agreements" and "Management Following the Merger—Apollo Director Compensation" in this proxy statement/prospectus/information statement.

Director and Officer Indemnification

        Apollo has entered into an indemnification agreement with each of its officers and directors. These agreements require Apollo to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Apollo, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. For more information regarding Apollo director and officer indemnification, please see the section titled "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger—Limitations on Liability and Indemnification."

Apollo Related Party Transaction Policy

        The board of directors of Apollo reviews and considers the provisions of the Apollo Code of Business Conduct and Ethics and the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.

        Upon consummation of the merger, the Audit Committee of the board of directors of Apollo will apply the Lpath's related party transaction policy, described above, until such time as the board of directors of the combined company shall amend the policy. All of the Apollo transactions described in this section were entered into prior to the application of this policy to Apollo. Although Apollo has not had a written policy for the review and approval of transactions with related persons, the board of directors of Apollo has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director's or officer's relationship or interest in the agreement or transaction were disclosed to the board of directors. The board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to Apollo and in the best interest of all Apollo stockholders.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        Except where specifically noted, the following information and all other information contained in this proxy statement/ prospectus/information statement does not give effect to the proposed 1:5.5 reverse stock split described in Lpath Proposal No. 2.

        The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between Lpath and Apollo. For accounting purposes, Apollo is considered to be the acquiror of Lpath in this transaction. The transaction will be accounted for under the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Lpath and Apollo have made a preliminary estimated purchase price allocation, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the merger are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Lpath that exist as of the date of completion of the merger.

        The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of Lpath and Apollo, included in this proxy statement/prospectus/information statement, adjusted to give effect to the acquisition of Lpath by Apollo, for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2016 gives effect to the proposed merger as if it occurred on June 30, 2016 and combines the historical balance sheets of Lpath and Apollo at June 30, 2016. The Apollo balance sheet information was derived from its unaudited June 30, 2016 balance sheet included herein. The Lpath balance sheet information was derived from its unaudited June 30, 2016 balance sheet included herein.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is presented as if the merger was consummated on January 1, 2015, combines the historical results of Lpath and Apollo for the year ended December 31, 2015 and reflects only ongoing continuing operations. The historical results of Apollo were based on its audited December 31, 2015 statement of operations included herein. The historical results of Lpath were derived from its consolidated statement of operations adjusted to reflect Lpath's 1:14 reverse stock split which was effective June 10, 2016, and included herein.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2016 is presented as if the merger was consummated on January 1, 2016, combines the historical results of Lpath and Apollo for the six months ended June 30, 2016 and reflects only ongoing continuing operations. The historical results of Apollo were derived from its unaudited six months ended June 30, 2016 statement of operations included herein. The historical results of Lpath were derived from its unaudited consolidated statement of operations included herein.

        These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Lpath's future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

  •
  net cash used in the Lpath operations between the signing of the Merger Agreement and the consummation of the merger;

  •
  the timing of completion of the merger; and

  •
  other changes in the Lpath net assets that occur prior to completion of the merger, which could cause material differences in the information presented below.

 Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2016
(in thousands)

	Apollo	Lpath	Pro Forma Merger Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$10,774	$4,664	$29,000	A	$32,668
			(11,770)	C
Accounts receivable, net	11,943	9	—		11,952
Inventory, net	12,212	—	—		12,212
Prepaid expenses and other current assets	1,160	615	—		1,775

Total current assets	36,089	5,288	17,230		58,607
Restricted cash	787		—		787
Property and equipment, net	7,595	106	(106)	B	7,595
Goodwill	184	—	600	B	784
Intangible assets, net	46,239	1,599	(1,599)	B	46,239
Other assets	70	77	—		147

Total assets	$90,964	$7,070	$16,125		114,159

Liabilities, Redeemable Preferred Stock and Stockholders' Equity/(Deficit)
Current Liabilities:
Accounts payable	$5,015	463	—		5,478
Accrued expenses	7,091	338	3,500	D	10,929
Payable to related parties	5,965	—	1,500	D	7,465

Total current liabilities	18,071	801	5,000		23,872

Warrant liability	2,696	—	(2,696)	A	—
Convertible notes	23,030	—	(23,030)	A	—
Long-term debt	50,072	—	(11,220)	C	38,852

Total liabilities	93,869	801	(31,946)		62,724
Commitments and contingencies	—	—			—
Redeemable preferred stock	149,454	—	(149,454)	A	—
Stockholders' equity
Common stock	—	2	55	A	57
Additional paid-in capital	(29,488)	86,917	(81,756)	B	179,799
			204,126	A
Accumulated other comprehensive income	1,213	—			1,213
Accumulated deficit	(124,084)	(80,650)	80,650	B	(129,634)
			(550)	C
			(3,500)	D
			(1,500)	D

Total stockholders' equity/(deficit)	(152,359)	6,269	197,525		51,435

Total liabilities, redeemable preferred stock and stockholders' equity	$90,964	$7,070	$16,125		$114,159

        See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands, except per share amounts)

	Six Months Ended June 30, 2016
	Apollo	Lpath	Pro Forma Merger Adjustments		Pro Forma Combined
Revenues	33,551	19	—		33,570
Cost of sales	14,103	—	—		14,103

Gross margin	19,448	19	—		19,467
Operating expenses:
Sales and marketing	16,817	—	—		16,817
General and administrative	4,943	2,698	—		7,641
Research and development	3,204	1,928	—		5,132
Amortization of intangible assets	3,600	—	—		3,600

Total operating expenses	28,564	4,626	—		(33,190)

Loss from operations	(9,116)	(4,607)	—		(13,723)
Interest expense	5,348	—	(3,028)	E	2,320
Other expense	859	—	—		859

Net loss before income taxes	(15,323)	(4,607)	3,028		(16,902)
Income tax expense	199	—	—		199

Net loss	$(15,522)	$(4,607)	$3,028		$(17,101)
Current dividends on convertible preferred stock	(4,517)	—	4,517	A	—

Net loss available to common stockholders	(20,039)	(4,607)	$7,545		(17,101)

Basic and diluted net loss per share	$(3.50)	$(1.93)			$(0.30)

Weighted average shares used in the computation of basic and diluted net loss per share	5,727,157	2,391,698	48,826,335	F	56,945,190

        See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31, 2015
	Apollo	Lpath	Pro Forma Merger Adjustments		Pro Forma Combined
Revenues	67,617	1,600	—		69,217
Cost of sales	20,510	—	—		20,510

Gross margin	47,107	1,600	—		48,707
Operating expenses:
Sales and marketing	36,167	—	—		36,167
General and administrative	11,412	8,514	—		19,926
Research and development	9,143	3,946	—		13,089
Amortization of intangible assets	6,826	—	—		6,826

Total operating expenses	63,548	12,460	—		76,008

Loss from operations	(16,441)	(10,860)	—		(27,301)
Interest expense	10,036	—	(2,943)	E	7,093
Other expense	905	(850)	—		55

Net loss before income taxes	(27,382)	(10,010)	(2,943)		(34,449)
Income tax expense	49	—	—		49

Net loss	$(27,431)	$(10,010)	$2,943		$(34,498)
Current dividends on convertible preferred stock	(8,951)	—	8,951	A	—

Net loss available to common stockholders	$(36,382)	$(10,010)	$11,894		$(34,498)

Basic and diluted net loss per share	$(8.74)	$(5.45)			$(0.79)

Weighted average shares used in the computation of basic and diluted net loss per share	4,164,853	1,838,203	37,763,682	F	43,766,738

        See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 3—Pro Forma and Acquisition Accounting Adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Basis of Presentation

        On September 8, 2016, Lpath and Apollo entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") under which Lpath Merger Sub. Inc., a wholly-owned subsidiary of Lpath formed by Lpath in connection with the merger, will merge with and into Apollo, with Apollo surviving as a wholly-owned subsidiary of Lpath (the "merger"). Upon completion of the merger, Lpath will change its name to Apollo Endosurgery, Inc. Pursuant to the terms of the Merger Agreement, Lpath will issue to the stockholders of Apollo shares of Lpath common stock and will assume all of the stock options and stock warrants of Apollo outstanding as of the merger closing date, such that Apollo stockholders, including holders of common stock and convertible preferred stock, options holders and warrantholders will own approximately 95.8% of Lpath on a pro forma basis and Lpath stockholders, optionholders and warrantholders will own approximately 4.2% of Lpath on a pro forma basis (subject to a reduction of 0.1% to Lpath stockholders, optionholders and warrantholders in the event the Lpath debt as of the closing exceeds the Lpath net cash as of the closing). The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The merger is subject to customary closing conditions, including approval by Lpath and Apollo stockholders.

        The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each Apollo stock share will convert into the right to receive 0.314 shares of Lpath common stock. The estimated exchange ratio calculation used herein is based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the closing of the merger.

        Because Apollo security holders will own approximately 95.8% of the voting stock of Lpath after the transaction, Apollo is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Lpath will be recorded as of the merger closing date at their estimated fair values.

2.     Purchase Price

        The preliminary estimated total purchase price of the proposed merger is as follows (in thousands):

Fair value of Lpath net assets to carry over to merged company	$4,564
Goodwill	600

Total purchase consideration	$5,164

        On June 30, 2016, Lpath had 2.4 million shares of common stock outstanding and a market capitalization of $5.2 million. The fair value of the net assets of Lpath was $4.6 million as of June 30, 2016. Measuring the fair value of the net assets to be received by Apollo was readily determinable based upon the underlying nature of the net assets. The fair value of the Lpath common stock is above the fair value of its net assets. The Lpath net asset value is primarily comprised of cash and cash equivalents ($4.7 million as of June 30, 2016), and the Apollo interest in the merger is significantly related to obtaining access to the public market. Therefore, the fair value of the Lpath stock price and market capitalization as of June 30, 2016 is considered to be the best indicator of the fair value and, therefore, the estimated purchase price consideration. The estimated purchase price may change due to changes in the fair value of the closing share price of Lpath during the period from June 30, 2016 to the merger closing date and the number of common shares outstanding at the merger closing date.

        Under the acquisition method of accounting, the consideration transferred and the acquired tangible and intangible assets and assumed liabilities of Lpath are recorded based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is recorded as goodwill. Goodwill, on a preliminary pro forma basis, is estimated at $0.6 million.

        The preliminary estimated fair values of the acquired assets and assumed liabilities of Lpath as of June 30, 2016 is as follows (in thousands):

Preliminary Allocation of Purchase Price
Cash and cash equivalents	$4,664
Other assets	701
Existing assumed liabilities	(801)

Total	$4,564

        The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until Apollo management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to the assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3.     Pro Forma and Acquisition Accounting Adjustments

        The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions of Apollo occurring as a direct result of the proposed merger, the acquisition of Lpath by Apollo for accounting purposes and an adjustment for contractual compensation liabilities owed to Lpath remaining employees for the impact of change of control provisions.

        The unaudited pro forma condensed combined financial statements reflect Lpath's 1:14 reverse stock split which was effective June 10, 2016, but do not reflect the effect of the anticipated Lpath 1:5.5 reverse stock split.

        The pro forma adjustments are as follows:

  (A)
  To reflect $29.0 million of additional investment comprising 17.7 million shares of common stock in Apollo, the conversion of $23.0 million in aggregate principal of, and accrued interest on, Apollo's convertible notes into 21.9 million shares of Apollo common stock and then into shares of Lpath common stock and the conversion of all 92.6 million outstanding shares of Apollo preferred stock into 126.5 million shares of Apollo common stock and then into shares of Lpath common stock and to record the common stock of Lpath.

    Immediately prior to the consummation of the merger:

    (i)
    $23.0 million of Apollo debt, and the interest accrued thereon, will convert into approximately 21.9 million shares of Apollo common stock pursuant to the Securities Purchase Agreement;

    (ii)
    $149.5 million representing 92.6 million of Apollo convertible preferred stock and accumulated preferred stock dividends converts into shares of Apollo common stock at a ratio determined in accordance with the Apollo certificate of incorporation then in effect into 126.5 million shares of Apollo common stock;

    (iii)
    $29.0 million additional investment in Apollo for approximately 17.7 million shares of Apollo common stock pursuant to the Securities Purchase Agreement;

    (iv)
    Warrants for Apollo's common stock and preferred stock converting into 5.8 million shares of Apollo common stock; and

    (v)
    Warrants for 2.9 million shares of Apollo common stock expected to convert into warrants to purchase shares of Lpath common stock upon closing of the merger. The warrant liability of $2.7 million will convert to equity based on the warrant terms.

    Assuming an exchange ratio for conversion into Lpath common stock of 0.314, the 201.8 million shares of outstanding Apollo common stock, calculated on a fully-diluted basis, after the conversions and investment noted above, would be converted into 54.5 million shares of Lpath common stock with a par value of $0.001 per share. The estimated exchange ratio calculation used herein is based upon Lpath's capitalization immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the closing of the merger. The 2.4 million shares of Lpath common stock at par value of $0.001 outstanding at June 30, 2016, plus 54.5 million shares of Lpath common stock resulting from the conversion of Apollo common stock, aggregate a total of approximately 56.9 million shares of Lpath common stock at a par value of $0.001.

  (B)
  To reflect of the estimated fair value of Lpath's net assets and record goodwill of $0.6 million associated with the acquisition and the elimination of the additional paid-in-capital and accumulated deficit of Lpath at the close of the merger referred to in Note 2 above.

  (C)
  To reflect the paydown of approximately $11.2 million of long-term debt related to the Company's Senior Secured Credit Facility and $0.6 million prepayment penalty.

  (D)
  Represents estimated transaction costs of $3.5 million to consummate the merger and accrual of severance and bonuses of $1.5 million to personnel upon closing of the transaction. These items are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on operations.

  (E)
  To reflect the reduction of Apollo's historical interest expense due to the conversion of convertible notes and warrants and historical interest expense related to the pay down of approximately $11.2 million of long term debt.

  (F)
  Represents the shares to be issued such that Lpath shares represent 4.2% of the total pro forma combined shares (subject to a reduction of 0.1% to Lpath stockholders, optionholders and warrantholders in the event the Lpath debt as of the closing exceeds the Lpath net cash as of the closing).

DESCRIPTION OF LPATH CAPITAL STOCK

        The following description of Lpath capital stock is not complete and may not contain all the information you should consider before investing in Lpath capital stock. This description is summarized from, and qualified in its entirety by reference to, the Lpath certificate of incorporation, which has been publicly filed with the SEC. Please see the section titled "Where You Can Find More Information."

        As of the date of this proxy statement/prospectus/information statement, the Lpath certificate of incorporation, as amended, authorizes up to (i) 100,000,000 shares of common stock, par value $0.001 per share and (ii) 15,000,000 shares of preferred stock. As of August 31, 2016, there were 2,376,052 shares of common stock issued and outstanding, which shares were held by 79 stockholders of record, and no shares of preferred stock outstanding. In addition, as of August 31, 2016, there were 129,282 shares of common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, 327,575 shares of common stock that may be issued upon the exercise of outstanding warrants and 97,674 shares of common stock are reserved for future issuance under the Amended and Restated 2005 Equity Incentive Plan.

        On June 8, 2016, Lpath board of directors and stockholders approved a 1-for-14 reverse split of Lpath's issued and outstanding common stock. The reverse split was effective on June 10, 2016. Fractional shares created by the reverse stock split were rounded up to the nearest whole share. All issued and outstanding common stock, options exercisable for common stock, warrants exercisable for common stock, restricted stock units and per share amounts contained in the company's condensed consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

        The following is a summary of the material provisions of the common stock and preferred stock provided for in Lpath's certificate of incorporation and bylaws.

Common Stock

        All outstanding shares of Lpath common stock are fully paid and nonassessable.

Voting

        Holders of Lpath common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except matters that relate only to a series of preferred stock.

        In general, stockholder action (except for certain bylaw amendments and certain amendments to the Lpath certificate of incorporation, which requires the affirmative vote of at least two-thirds of the shares entitled to vote) is based on the affirmative vote of holders of a majority of the shares of common stock represented either in person or by proxy and entitled to vote on such action. Directors are elected by majority vote, unless there is a contested election in which case the bylaws provide for plurality voting.

        Holders of Lpath common stock may take action by written consent without a meeting if a consent in writing, setting forth the action so taken, is signed by at least the minimum number of votes that would be necessary to authorize or take such action at an annual or special meeting of stockholders.

Dividends

        Subject to limitations under Delaware law and preferences that may apply to any then-outstanding shares of preferred stock, holders of Lpath common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor.

        Dividends, if any, will be contingent upon revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the board of directors. Lpath presently intends to retain all earnings, if any, and accordingly the board of directors does not anticipate declaring any dividends prior to the consummation of the merger.

Liquidation

        In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and after providing for each class of stock, if any, having preference over the common stock, subject to the liquidation preference of any then outstanding shares of preferred stock.

Miscellaneous

        Holders of common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common stock.

Transfer Agent

        Lpath common stock is listed on The NASDAQ Capital Market under the symbol "LPTN." The transfer agent and registrar for the common stock is Nevada Agency and Transfer Company. Its address is 50 West Liberty Street, Suite 880, Reno, Nevada, 89501, and its telephone number is (775) 322-0626.

Preferred Stock

        Lpath preferred stock, par value $0.001 per share, may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the board of directors (authority to do so being hereby expressly vested in its board of directors). The board of directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

        The issuance of preferred stock may delay, deter or prevent a change in control. The description of preferred stock above and the description of the terms of a particular series of preferred stock in any applicable prospectus supplement are not complete. You should refer to any applicable certificate of designation for complete information.

        The General Corporate Law of the State of Delaware, the state of Lpath's incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

        The board of directors may specify the following characteristics of any Lpath preferred stock:

  •
  the maximum number of shares;

  •
  the designation of the shares;

  •
  the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates and whether dividends will be cumulative;

  •
  the price and the terms and conditions for redemption, if any, including redemption at Lpath's option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

  •
  the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Lpath's affairs;

  •
  any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

  •
  the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of Lpath capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  •
  the voting rights; and

  •
  any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

        The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of the company.

        The board of directors of Lpath has no present plans to issue any shares of preferred stock nor are any shares of preferred stock presently outstanding. Any shares of Lpath preferred stock issued in the future will be fully paid and nonassessable upon issuance.

Anti-Takeover Effects of Provisions of Lpath Charter Documents

        Provisions of the Lpath certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Lpath. These provisions, which are summarized below, may have the effect of discouraging takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the company to first negotiate with the board of directors. The benefits of increased protection of the potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the company because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

        The authority of Lpath's board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Lpath through a merger, tender offer, proxy contest or otherwise by making it more difficult or more costly to obtain control of the company. The board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Advanced Notice Requirement

        The Lpath bylaws contain advance notice requirements for business to be brought before an annual or special meeting of stockholders, including nominations of persons for election as directors. As a result, stockholders must satisfy specific timing and information requirements in order to have a proposal considered at or in order to nominate a person for election as a director at an annual or special meeting. Any proposal or nomination that fails to comply with these timing and information requirements may be disqualified.

No Cumulative Voting

        The Lpath certificate of incorporation does not include a provision for cumulative voting for directors.

Authorized but Unissued Shares

        The authorized but unissued shares Lpath common stock and preferred stock will be available for future issuance without stockholder approval. Lpath may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control by means of a proxy contest, tender offer, merger or otherwise.

Size of Board and Vacancies

        The Lpath bylaws provide that the number of directors on the board of directors is fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by (i) a majority vote of the directors based on the total number of designated directors, though less than a quorum, or by the sole remaining director or (ii) the stockholders holding a majority of the voting power of all of the then outstanding shares of capital stock of Lpath authorized by law or by the charter to vote on such action at a duly called annual meeting or a duly called special meeting of stockholders (including the special election meeting discussed below). The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

Amendments of Governance Documents

        The Lpath certificate of incorporation and bylaws provide that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) of the voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of its directors, the filling of its board vacancies, stockholder notice procedures, the calling of special meetings of stockholders, stockholders ability to act by written consent, and the indemnification of directors.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

        The Lpath certificate of incorporation includes provisions that require Lpath to indemnify, to the fullest extent allowable under the DGCL, Lpath's directors and officers for monetary damages for actions taken as a director or officer, or for serving at Lpath's request as a director or officer or another position at another corporation or enterprise, as the case may be. The Lpath certificate of incorporation also provides that Lpath must advance reasonable expenses to directors and officers, subject to receipt of an undertaking from the indemnified party as may be required under the DGCL.

        Lpath is also expressly authorized by the DGCL to carry directors' and officers' insurance to protect the company, its directors, officers and certain employees for some liabilities. The indemnification and advancements provisions in the Lpath certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Lpath and its stockholders. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, Lpath pays the litigation costs of the directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions.

        Lpath maintains standard policies of insurance that provide coverage (i) to directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to Lpath with respect to indemnification and advancements payments that it may make to such directors and officers.

        Lpath has entered into an indemnification agreement with each of its officers and directors. These agreements require Lpath to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Lpath, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The limitation of liability provision in the Lpath certificate of incorporation and the indemnification agreements may facilitate Lpath's ability to continue to attract and retain qualified individuals to serve as directors and officers.

        Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling Lpath for liability arising under the Securities Act, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Effects of Delaware Law

        Lpath is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

        The provisions of Delaware law and the Lpath certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Lpath common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

COMPARISON OF RIGHTS OF HOLDERS OF LPATH STOCK AND APOLLO STOCK

        Both Lpath and Apollo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Apollo stockholders will become stockholders of Lpath, and their rights will be governed by the DGCL, the bylaws of Lpath and, assuming Lpath Proposal Nos. 2 and 3 are approved by the Lpath stockholders at the Lpath special meeting, the amended and restated certificate of incorporation of Lpath and the amendment to the amended and restated certificate of incorporation of Lpath attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.

        The table below summarizes the material differences between the current rights of Apollo stockholders under the Apollo amended and restated certificate of incorporation, as proposed to be amended in connection with the Apollo financing concurrent with the merger, and Apollo bylaws, as amended, and the rights of Lpath stockholders, post-merger, under the Lpath amended and restated certificate of incorporation and bylaws, each as amended, as applicable, and as in effect immediately following the merger, as well as certain rights of Apollo's stockholders pursuant to certain agreements.

        While Lpath and Apollo believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Lpath stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Lpath and Apollo stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Lpath and Apollo that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Lpath or Apollo before the merger and being a stockholder of Lpath after the merger. Lpath has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Apollo will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled "Where You Can Find More Information" in this proxy statement/prospectus/information statement.

Current Apollo Rights Versus Rights Post-Merger

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
ELECTIONS; VOTING; PROCEDURAL MATTERS
Authorized Capital Stock
The amended and restated certificate of incorporation of Apollo authorizes the issuance of up to 222,574,742 shares of common stock, $0.0001 par value per share, and 107,574,742 shares of preferred stock, $0.0001 par value per share, of which 10,006,345 shares are designated "Series A Preferred Stock", 45,431,126 shares are designated "Series B Preferred Stock" and 52,137,271 shares are designated "Series C Preferred Stock."
The amended and restated certificate of incorporation of Lpath authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.
Number of Directors
The bylaws of Apollo currently provide that the number of directors that shall constitute the whole board of directors shall be fixed from time to time by resolution of the board of directors, but shall consist of not less than one member, subject to approval by the holders of 65% of Apollo's preferred stock pursuant to the amended and restated certificate of Apollo.
The amended and restated certificate of incorporation and bylaws of Lpath currently provide that the number of directors that shall constitute the whole board of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Stockholder Nominations and Proposals	The amended and restated certificate of incorporation and bylaws of Apollo do not provide for procedures with respect to stockholder proposals or director nominations.
The bylaws of Lpath provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Lpath secretary, which must be received not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days before or more than 70 days after the first anniversary of the preceding year's annual meeting).
Classified Board of Directors	The amended and restated certificate of incorporation of Apollo does not provide for the division of the board of directors into staggered classes.	The amended and restated certificate of incorporation of Lpath does not provide for the division of the board of directors into staggered classes.
Removal of Directors
Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, subject to the rights of certain holders of Apollo's preferred stock to elect directors pursuant to the Stockholders Agreement described under "Stockholders Agreement" below.
Under the bylaws of Lpath, a director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote at an election of directors acting at a duly called annual or special meeting of stockholders.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Special Meeting of the Stockholders	The bylaws of Apollo provide that special meetings of stockholders may be called at any time by the board of directors.
The amended and restated certificate of incorporation and bylaws of Lpath provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer, by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the board of directors upon request by the holders of the shares entitled to cast not less than 50% of the votes at the meeting.
Cumulative Voting	The amended and restated certificate of incorporation and bylaws of Apollo do not have a provision granting cumulative voting rights in the election of its directors.	The Lpath amended and restated certificate of incorporation and bylaws do not have a provision granting cumulative voting rights in the election of its directors.
Vacancies
The amended and restated certificate of incorporation and bylaws of Apollo provide that any vacancy on the board of directors may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
The amended and restated certificate of incorporation and bylaws of Lpath provide that any vacancy or newly created directorships on the board of directors may be filled by (i) the affirmative vote of a majority of the whole board, even though less than a quorum, or by a sole remaining director, or (ii) by stockholders holding a majority of the voting power of all of the then outstanding shares of capital stock.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Voting Stock
Under the amended and restated certificate of incorporation of Apollo, the holders of common stock are entitled to one vote for each share of stock held by them and holders of preferred stock are entitled to the number of votes equal to the largest number of full shares of common stock into which such shares of preferred stock are convertible; provided that holders of preferred stock, voting as a separate class, are entitled to elect up to six directors. Additional members of the board of directors shall be elected by the vote of the holders of common stock and preferred stock voting together as a single class.
Under the Lpath bylaws, the holders of voting stock are entitled to vote on each matter properly submitted to the stockholders at a meeting of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the board of directors, or if no record date is fixed by the board of directors, as of the close of business on the day next preceding the day on which notice of a meeting of stockholders is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
Stockholders Agreement
	The Stockholders Agreement provides for the election of nine directors, with the exact number to be fixed by resolution of the board of directors. Pursuant to the Stockholders Agreement, at each election of directors: (i) PTV Sciences II, L.P. is entitled to elect two directors, (ii) H.I.G. Ventures—Endosurgery, LLC is entitled to elect one director, (iii) Remeditex Ventures, LLC is entitled to elect one director, (iv) Novo A/S is entitled to elect one director, and (v) CPMG, Inc. is entitled to elect one director. The Stockholders Agreement will automatically terminate immediately prior to the closing of the merger.	Lpath does not have a stockholders agreement or similar agreement with any of its stockholders in place.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Right of First Refusal
	The Stockholders Agreement provides that holders of common stock wishing to transfer any shares of common stock must first provide Apollo and then the holders of preferred stock with the opportunity to purchase such shares.	Lpath does not have a right of first refusal in place.
The right of first refusal will terminate upon consummation of the merger.
Tag Along
	Under the Stockholders Agreement, following the expiration of any Rights of First Refusal described under "Right of First Refusal Above", if any holder of common stock proposes to transfer shares of common stock, then any holder of preferred stock shall have the right to participate in such contemplated transfer.	Lpath does not have tag along terms in place.
The tag along rights will terminate upon consummation of the merger.
Drag Along
	Under the Stockholders Agreement, if a majority of the board of directors and the holders of at least 65% of the preferred stock (and common stock issued upon the conversion of preferred stock) then outstanding approve a sale of the company, each stockholder party to the Stockholders Agreement is required to vote in favor of, and otherwise facilitate, such transaction or sell their shares, as applicable.	Lpath does not have drag along terms in place.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Registration Rights
Apollo is a party to an investors' rights agreement which provides that holders of its preferred stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, have certain registration rights, including the right to demand that Apollo file a registration statement, so called "demand" registration rights, or request that their shares be covered by a registration statement that Apollo is otherwise filing, so-called "piggyback" registration rights.
Registration rights of Apollo stockholders will survive the merger and certain holders of Lpath's common stock and entities affiliated with certain of Lpath's directors will have the right to demand that Lpath file a registration statement, so called "demand" registration rights, or request that their shares be covered by a registration statement that Lpath is otherwise filing, so-called "piggyback" registration rights.
Stockholder Action by Written Consent
The bylaws of Apollo provide that any action required or permitted to be taken by stockholders may be taken without a meeting, without prior notice and an actual meeting, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.
The amended and restated certificate of incorporation and bylaws of Lpath provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Notice of Stockholder Meeting
The bylaws of Apollo provide that notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. The bylaws of Apollo provide that notice of each meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.
Under the bylaws of Lpath, written notice of each stockholder meeting must specify the place, if any, date and time of the meeting, the means of remote communication by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the place at which the list of stockholders may be examined, and the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
Conversion Rights and Protective Provisions
	The amended and restated certificate of incorporation of Apollo provides that each holder of shares of preferred stock shall have the right to convert such shares into shares of common stock at any time in accordance with the amended and restated certificate of incorporation. In addition, immediately prior to the closing of the merger, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering resulting in at least $40 million of proceeds, or upon the election of holders of 65% of the preferred stock then outstanding, all outstanding shares shall be converted into shares of common stock; provided that, any accrued and unpaid dividends on such shares will be converted into shares of common stock. Apollo may not amend the amended and restated certificate of incorporation or bylaws in any manner, or change the rights, preferences or privileges of the preferred stock without the written consent or affirmative vote of holders of 65% of the preferred stock then outstanding. The holders of Apollo preferred stock also have other protective rights, such as approval of certain loans and establishment of subsidiaries.	The amended and restated certificate of incorporation of Lpath does not provide that holders of Lpath stock shall have preemptive, conversion or other protective rights.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY
Indemnification
The amended and restated certificate of incorporation of Apollo provides that Apollo is authorized to indemnify its directors and officers to the fullest extent permitted by applicable law. Under its bylaws, Apollo shall indemnify its directors and officers to the fullest extent permitted by the DGCL, upon determination of such person's good faith and conduct. Under the bylaws of Apollo, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.
The amended and restated certificate of incorporation and bylaws of Lpath provide that Lpath shall indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Under its bylaws, Lpath will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by the Lpath board of directors. Under the bylaws of Lpath, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.
Advancement of Expenses
The bylaws of Apollo provide that Apollo shall pay the expenses incurred by a director or officer in defending any proceeding in advance of its final disposition at reasonable intervals upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to be indemnified.
The bylaws of Lpath provide that Lpath will advance expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of Lpath or otherwise.
DIVIDENDS
Declaration and Payment of Dividends
The amended and restated certificate of incorporation of Apollo provides that holders of preferred stock shall be entitled to receive a cumulative dividend at an annual rate of 8% of the original issue price for such shares, calculated monthly in arrears and prorated on a daily basis for periods of less than one month. The dividends automatically accrue from and after the date of issuance until they are paid, whether or not earned or declared by the board of directors.
The bylaws of Lpath provide that, subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Lpath, the board of directors may declare and pay dividends upon the shares of capital stock.

Provision	Apollo (Pre-Merger)	Lpath (Post-Merger)
AMENDMENTS TO CERTIFICATE OF INCORPORATION OR BYLAWS
General Provisions
The amended and restated certificate of incorporation and bylaws of Apollo may not be amended in any manner without the written consent or affirmative vote of holders of 65% of the Apollo preferred stock then outstanding, voting as a single class on an as-converted to common stock basis. The bylaws of Apollo provide that the bylaws may be amended by the affirmative vote of a majority of the directors and by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding.

Holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation which relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with another series, to vote thereon.
The amended and restated certificate of incorporation of Lpath may be amended in any manner otherwise permitted by law, with the exception that certain provisions of Article V (relating to the calling of special meetings of stockholders and stockholders ability to act by written consents), certain provisions of Article VI (relating to the composition of and vacancies on the board of directors and election and removal of directors), Article VIII (relating to indemnification of directors and officers), Article IX (relating to insurance on behalf of officers, directors and employees of Lpath) and Article X (relating to amendment of certain provisions of the certificate of incorporation) require the affirmative vote of the holders of 66 2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class.

The amended and restated certificate of incorporation and bylaws of Lpath provide that the board of directors is expressly authorized to make, alter or repeal the bylaws; provided, however, that the bylaws may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of voting stock, with certain sections requiring the affirmative vote of the holders of 66 2/3% of the voting power of the outstanding shares of voting stock, voting together as a single class.

PRINCIPAL STOCKHOLDERS OF LPATH

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed 1:5.5 reverse stock split described in Lpath Proposal No. 2.

        The following table and related notes present information on the beneficial ownership of Lpath common stock as of August 31, 2016 by:

  •
  each stockholder known by Lpath to beneficially own more than 5% of the outstanding shares of Lpath common stock;

  •
  each director and named executive officer of Lpath; and

  •
  all of Lpath's directors and named executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Lpath common stock that may be acquired by an individual or group within 60 days of August 31, 2016, pursuant to the exercise of options, warrants and restricted stock units ("RSUs"), are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

        The percentage of ownership is based on 2,376,052 shares of Lpath common stock outstanding as of August 31, 2016, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Lpath does not know of any arrangements, including any pledge by any person of securities of Lpath.

        Except as indicated in the footnotes to this table, Lpath believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Lpath common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address of each director and current and former executive officer of Lpath is c/o Lpath, Inc., 4025 Sorrento Valley Blvd., San Diego, CA 92121.

	Beneficial Ownership
Beneficial Owner	Number of Shares	Options, Warrants and RSUs Exercisable Within 60 Days	Approximate Percentage Owned(1))
5% Stockholders
HBM Healthcare Investments (Cayman) Ltd(2)	198,632	94,965	11.9%
Sabby Management LLC(3)	207,286	128,333	13.4
Directors and Named Executive Officers
Donald R. Swortwood(4)	55,030	4,888	2.5
Gary J.G. Atkinson(5)	2,295	12,265	*
Gary Woodnutt Ph.D.(6)	—	14,645	*
Charles A. Mathews(7)	1,068	4,174	*
Jeffrey A. Ferrell(8)	893	4,888	*
Daniel L. Kisner, M.D.(9)	—	5,201	*
Daniel H. Petree(10)	1,691	5,762	*
Michael Lack(11)	1,072	—	*
Dario A. Paggianno, M.D.(12)	5,804	6,854	*
All directors and named executive officers as a group (9 persons)(13)	67,853	58,677	5.2

*
Represents beneficial ownership of less than 1% of the shares of common stock.

        From time to time, the number of shares held in the "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of Lpath common stock outstanding.

(1)
This table is based upon information supplied by officers and directors and upon information gathered by us about principal stockholders known to us based on Schedules 13D and 13G and related joint filing agreements, and Forms 3 and 4 filed with the SEC. Lpath has determined beneficial ownership under rules promulgated by the SEC, based on information obtained from questionnaires, Lpath records and filings with the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose.

(2)
Shares reported are based upon a Schedule 13-G filed with the SEC on January 9, 2016. The address for HBM Healthcare Investments (Cayman) Ltd is 23 Lome Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.

(3)
Shares reported are based upon a Schedule 13-G filed with the SEC on January 12, 2016. The address for Sabby Management LLC is 10 Mountain View Road, Suite 205, Upper Saddle River, NJ 07458

(4)
Includes 4,049 shares of Lpath common stock issuable upon the exercise of outstanding options and 839 shares of Lpath common stock that are issuable pursuant to the terms of RSUs. The address for Mr. Swortwood is Western States Investment Group, 4025 Sorrento Valley Blvd., San Diego, CA 92121.

(5)
Includes 9,824 shares of Lpath common stock issuable upon the exercise of outstanding options and 2,441 shares of Lpath common stock that are issuable pursuant to the terms of RSUs.

(6)
Includes 8,395 shares of Lpath common stock issuable upon the exercise of outstanding options and 6,250 shares of Lpath common stock issuable pursuant to the terms of RSUs. On October 14, 2016, Dr. Woodnutt separated from Lpath in anticipation of the merger with Apollo.

(7)
Includes 2,144 shares of Lpath common stock issuable upon the exercise of outstanding options and 2,030 shares of Lpath common stock issuable pursuant to the terms of RSUs.

(8)
Includes 4,049 shares of Lpath common stock issuable upon the exercise of outstanding options and 839 shares of Lpath common stock issuable pursuant to the terms of RSUs.

(9)
Includes 4,049 shares of Lpath common stock issuable upon the exercise of outstanding options and 1,152 shares of Lpath common stock issuable pursuant to the terms of RSUs.

(10)
Includes 4,644 shares of Lpath common stock issuable upon the exercise of outstanding options and 1,118 shares of Lpath common stock issuable pursuant to the terms of RSUs.

(11)
Michael Lack, Lpath's former Interim Chief Executive Officer, left Lpath effective September 30, 2015.

(12)
Dario A. Paggiarino, M.D., Lpath's former Senior Vice President and Chief Development Officer, left Lpath effective July 22, 2016. Includes 6,854 shares of Lpath common stock issuable upon the exercise of outstanding options.

(13)
Includes shares held by all of the current directors and named executive officers, including Donald R. Swortwood, Gary J.G. Atkinson, Gary Woodnutt Ph.D., Charles A. Mathews, Daniel L. Kisner M.D., Daniel H. Petree, and Jeffrey A. Ferrell and former named executive officers Michael Lack and Dario A. Paggiarino, M.D.

 PRINCIPAL STOCKHOLDERS OF APOLLO

        The following table and the related notes present information on the beneficial ownership of Apollo's common stock on an as-converted basis as of August 31, 2016 by:

  •
  each stockholder known by Apollo to beneficially own more than 5% of the outstanding shares of Apollo common stock on an as-converted basis;

  •
  each director and executive officer of Apollo; and

  •
  all of Apollo's current directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Apollo common stock that may be acquired by an individual or group within 60 days of August 31, 2016, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

        The percentage ownership is based on 177,738,644 shares of Apollo common stock outstanding as of August 31, 2016, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Apollo does not know of any arrangements, including any pledge by any person of securities of Apollo.

        Except as indicated in footnotes to this table, Apollo believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Apollo common stock shown as beneficially owned by them, based on information provided to Apollo by such stockholders and subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder listed is: c/o Apollo Endosurgery, Inc., 1120 S. Capital of Texas Hwy, Bldg. 1, Suite 300, Austin, Texas 78746.

	Beneficial Ownership
Beneficial Owner	Number of Shares(1)	Options Exercisable Within 60 Days	Approximate Percentage Owned
5% Stockholders
PTV Healthcare Capital(2)	71,841,127	—	40.4%
H.I.G. Ventures—Endosurgery, LLC(3)	25,127,306	—	14.1
Novo A/S(4)	25,182,118	—	14.2
Remeditex Ventures, LLC(5)	22,630,906	—	12.7
CPMG, Inc.(6)	14,134,758	—	8.0
Directors and Executive Officers
Todd Newton	494,697	2,558,386	1.7
Dennis L. McWilliams	584,500	3,065,163	2.0
Stefanie Cavanaugh	49,469	257,292	*
Bret Schwartzhoff	—	183,333	*
Charles Tribié	—	640,000	*
Rick Anderson(2)	71,841,127	—	40.4
Matthew S. Crawford(2)	71,841,127	—	40.4
John W. Creecy(5)	22,630,906	—	12.7
William D. McClellan, Jr.	—	15,625	*
R. Kent McGaughy, Jr.(6)	14,134,758	—	8.0
Richard J. Meelia(7)	302,090	239,167	*
Jack B. Nielsen	—	—	*
Bruce Robertson, Ph.D.(3)	25,127,306	—	14.1
All current executive officers and directors as a group (13 persons)	135,164,853	6,958,966	76.9

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
The number of shares for each beneficial owner includes: (1) the conversion of all outstanding shares of Apollo's Series A, Series B and Series C Preferred Stock; (2) the accrued cumulative dividend on Apollo's Series A, Series B and Series C Preferred Stock payable in shares of Apollo common stock upon the conversion of the Series A, Series B and Series C Preferred Stock; (3) the issuance of shares of Apollo common stock pursuant to the Securities Purchase Agreement; (4) the conversion of the unsecured subordinated convertible promissory notes into shares of Apollo common stock pursuant to the Securities Purchase Agreement and (5) the full exercise of all outstanding Apollo warrants held by such stockholder, in each case immediately prior to the consummation of the merger. See "Market Price and Dividend Information—Dividends—Apollo," "The Merger—Stock Options and Warrants," "The Merger Agreement—Treatment of Apollo Stock Options and Warrants," "Agreements Related to the Merger—Securities Purchase Agreement" and "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger" for more information.

(2)
Includes (i) 23,315,516 shares of Apollo common stock held by PTV IV, L.P., (ii) 10,451,279 shares of Apollo common stock held by PTV Special Opportunities I, L.P. and (iii) 38,074,332 shares of Apollo common stock held by PTV Sciences II, L.P. PTV Healthcare Capital has sole voting and investment control over the shares owned by PTV IV, L.P., PTV Special Opportunities I, L.P., and PTV Sciences II, L.P. The Managing Directors of PTV Healthcare Capital have shared voting and investment control over the shares owned by PTV IV, L.P., PTV Special Opportunities I, L.P., and PTV Sciences II, L.P. Messrs. Anderson and Crawford are Managing Director and Managing Partner, respectively, of PTV Healthcare Capital and may be deemed to share voting and investment power with respect to the shares reported herein. The address of PTV Healthcare Capital is 3600 N. Capital of Texas Hwy, Building B, Suite 245, Austin, TX 78746.

(3)
H.I.G. Capital, LLC has sole voting and investment control over the shares owned by H.I.G. Ventures—Endosurgery, LLC. Bruce Robertson, Ph.D. is a managing director of H.I.G. Capital, LLC and may be deemed to share voting and investment power with respect to the shares reported herein. The address of H.I.G. Ventures is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(4)
Novo A/S has sole voting and investment control over the shares owned by Novo A/S. Jack B. Nielsen, a member of the board of directors of Apollo, is also a Senior Partner at Novo A/S, which owns or will acquire the shares of Apollo's capital stock as set forth herein. Novo A/S is a Danish limited liability company. The board of directors of Novo A/S (the "Novo Board"), which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control over the securities of Apollo held by Novo A/S and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board or any employee of Novo A/S is deemed to hold any beneficial ownership or reportable pecuniary interest in the securities of Apollo held by Novo A/S. Mr. Nielsen, a Senior Partner at Novo A/S, is not deemed to be a beneficial owner of, nor have a pecuniary interest in, the shares reported herein. The address of Novo A/S is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(5)
John W. Creecy is Chief Executive Officer and Director of Remeditex Ventures, LLC and may be deemed to share voting and investment power with respect to the shares reported herein. The address of Remeditex Ventures is 2727 N. Harwood Street, Suite 200, Dallas, TX 75201.

(6)
Includes (i) 3,682,151 shares of Apollo common stock held by Curlew Fund, LP; (ii) 632,118 shares of Apollo common stock held by Crested Crane Fund, LP; (iii) 3,221,909 shares of Apollo common stock held by Roadrunner Fund, LP; (iv) 5,355,966 shares of Apollo common stock held by Mallard Fund, LP; and (v) 1,242,614 shares of Apollo common stock held by Kestrel Fund, LP (collectively, the "CPMG Entities"). CPMG, Inc. is the general partner of each of the CPMG Entities. CPMG, Inc. has sole voting and investment control over the shares owned by the CPMG Entities. R. Kent McGaughy, Jr. is a Managing Director at CPMG, Inc. and may be deemed to share voting and investment power with respect to the shares reported herein. The address of CPMG, Inc. is 2000 McKinney, Suite 2125, Dallas, TX 75201.

(7)
Includes 302,090 shares of common stock issuable to Meelia Ventures, LLC, an entity in which Mr. Meelia has a controlling interest.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the 1:5.5 reverse stock split described in Lpath Proposal No. 2.

        The following table and the related notes present information on the beneficial ownership of the combined company's common stock immediately after the consummation of the merger, assuming the consummation of the merger occurs on November 15, 2016, by:

  •
  each stockholder expected by Apollo and Lpath to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;

  •
  each director and executive officer of the combined company; and

  •
  all of the combined company's directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of the combined company common stock that may be acquired by an individual or group within 60 days of August 31, 2016, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

        The percentage ownership is based on 57,873,062 shares of common stock of the combined company expected to be outstanding upon consummation of the merger, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither Apollo nor Lpath know of any arrangements, including any pledge by any person of securities of the combined company.

        Immediately after the consummation of the merger, based on the exchange ratio, Apollo stockholders, warrantholders and optionholders will own approximately 95.8% of the fully-diluted common stock of Lpath with Lpath stockholders, optionholders and warrantholders holding approximately 4.2% of the fully-diluted common stock of Lpath, subject to a reduction of 0.1% in the aggregate to Lpath stockholders, optionholders and warrantholders if Lpath's debt at the closing exceeds its net cash at the closing. The following table and the related notes assume that, at the effective time of the merger, each share of Apollo common stock will convert into the right to receive an estimated 0.314 shares of Lpath common stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. The estimated exchange ratio calculation used herein is based upon Lpath's capitalization numbers immediately prior to the date of this proxy statement/prospectus/information statement, and will be adjusted to account for the issuance of any additional shares of Lpath common stock prior to the closing of the merger. See "The Merger Agreement—Merger Consideration" for more information regarding the exchange ratio.

        Except as indicated in footnotes to this table, Apollo and Lpath believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock of the combined company shown as beneficially owned by them, based on information provided to Apollo and Lpath by such stockholders and subject to community property laws where applicable.

Unless otherwise indicated, the address for each stockholder listed is: c/o Apollo Endosurgery, Inc., 1120 S. Capital of Texas Hwy, Bldg. 1, Suite 300, Austin, Texas 78746.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Options Exercisable Within 60 Days	Approximate Percentage Owned
5% Stockholders
PTV Healthcare Capital(2)	22,558,114	—	38.8%
H.I.G. Ventures—Endosurgery, LLC(3)	7,889,973	—	13.6
Novo A/S(4)	7,907,184	—	13.6
Remeditex Ventures, LLC(5)	7,106,104	—	12.2
CPMG, Inc.(6)	4,438,315	—	7.6
Directors and Executive Officers
Todd Newton	155,334	803,333	1.6
Dennis L. McWilliams	183,533	962,461	1.9
Stefanie Cavanaugh	15,533	80,790	*
Bret Schwartzhoff		57,567	*
Charles Tribié	—	200,960	*
Rick Anderson(2)	22,558,114	—	38.8
Matthew S. Crawford(2)	22,558,114	—	38.8
John W. Creecy(5)	7,106,104	—	12.2
William D. McClellan, Jr.	—	4,906	*
R. Kent McGaughy, Jr.(6)	4,438,315	—	7.6
Richard J. Meelia(7)	94,856	75,098	*
Jack B. Nielsen	—	—	*
Bruce Robertson, Ph.D.(3)	7,889,973	—	13.6
All current executive officers and directors as a group (13 persons)	42,441,762	2,185,115	74.3

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
The number of shares for each beneficial owner includes: (1) the conversion of all outstanding shares of Apollo's Series A, Series B and Series C Preferred Stock; (2) the accrued cumulative dividend on Apollo's Series A, Series B and Series C Preferred Stock payable in shares of Apollo common stock upon the conversion of the Series A, Series B and Series C Preferred Stock; (3) the issuance of shares of Apollo common stock pursuant to the Securities Purchase Agreement; (4) the conversion of the unsecured subordinated convertible promissory notes into shares of Apollo common stock pursuant to the Securities Purchase Agreement and (5) the full exercise of all outstanding warrants for Apollo's capital stock held by such stockholder, in each case immediately prior to the consummation of the merger. See "Market Price and Dividend Information—Dividends—Apollo," "The Merger—Stock Options and Warrants," "The Merger Agreement—Treatment of Apollo Stock Options and Warrants," "Agreements Related to the Merger—Securities Purchase Agreement" and "The Merger—Interests of the Apollo Directors and Executive Officers in the Merger" for more information.

(2)
Includes (i) 7,321,072 shares of Apollo common stock held by PTV IV, L.P., (ii) 3,281,702 shares of Apollo common stock held by PTV Special Opportunities I, L.P. and (iii) 11,955,340 shares of Apollo common stock held by PTV Sciences II, L.P. PTV Healthcare Capital has sole voting and investment control over the shares owned by PTV IV, L.P., PTV Special Opportunities I, L.P., and PTV Sciences II, L.P. The Managing Directors of PTV Healthcare Capital have shared voting and investment control over the shares owned by PTV IV, L.P., PTV Special Opportunities I, L.P., and

  PTV Sciences II, L.P. Messrs. Anderson and Crawford are Managing Director and Managing Partner, respectively of PTV Healthcare Capital and may be deemed to share voting and investment power with respect to the shares reported herein. The address of PTV Healthcare Capital is 3600 N. Capital of Texas Hwy, Building B, Suite 245, Austin, TX 78746.

(3)
H.I.G. Capital, LLC has sole voting and investment control over the shares owned by H.I.G. Ventures—Endosurgery, LLC. Bruce Robertson, Ph.D. is a managing director of H.I.G. Capital, LLC and may be deemed to share voting and investment power with respect to the shares reported herein.. The address of H.I.G. Ventures is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(4)
Novo A/S has sole voting and investment control over the shares owned by Novo A/S. Jack B. Nielsen is a Senior Partner at Novo A/S. Novo A/S is a Danish limited liability company. The board of directors of Novo A/S (the "Novo Board"), which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control over the securities of Apollo held by Novo A/S and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board or any employee of Novo A/S is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares reported herein. Mr. Nielsen disclaims beneficial ownership of or pecuniary interest in the shares reported herein. The address of Novo A/S is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(5)
John W. Creecy is Chief Executive Officer and Director of Remeditex Ventures, LLC and may be deemed to share voting and investment power with respect to the shares reported herein. The address of Remeditex Ventures is 2727 N. Harwood Street, Suite 200, Dallas, TX 75201.

(6)
Includes (i) 1,156,196 shares of Apollo common stock held by Curlew Fund, LP; (ii) 198,485 shares of Apollo common stock held by Crested Crane Fund, LP; (iii) 1,011,679 shares of Apollo common stock held by Roadrunner Fund, LP; (iv) 1,681,774 shares of Apollo common stock held by Mallard Fund, LP; and (v) 390,181 shares of Apollo common stock held by Kestrel Fund, LP. (collectively, the "CPMG Entities") CPMG, Inc. has sole voting and investment control over the shares owned by the CPMG Entities. R. Kent McGaughy, Jr. is a Managing Director at CPMG, Inc. and may be deemed to share voting and investment power with respect to the shares reported herein. The address of CPMG, Inc. is 2000 McKinney, Suite 2125, Dallas, TX 75201.

(7)
Includes 94,856 shares of common stock held by Meelia Ventures, LLC, an entity in which Mr. Meelia has a controlling interest.

 LEGAL MATTERS

        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, will pass upon the validity of the Lpath common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Lpath by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP and for Apollo by Cooley LLP. As of the date of this prospectus, GC&H Investments, LLC and GC&H Investments, entities comprised of partners and associates of Cooley LLP, beneficially own an aggregate of 124,583 shares of Apollo's preferred stock, which shall be entitled to the accrued cumulative dividend, as well as certain unsecured convertible promissory notes that will convert pursuant to the terms of the Securities Purchase Agreement, all of which will be converted into 203,041 shares of Apollo common stock immediately prior to the merger and will be converted into shares of Lpath common stock upon the consummation of the merger.

EXPERTS

        The consolidated financial statements of Lpath, Inc. as of December 31, 2015 and 2014, and for the years then ended, have been included in this proxy statement/prospectus/information statement in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Apollo Endosurgery, Inc. as of December 31, 2015 and 2014, and for the years then ended, have been included in this proxy statement/prospectus/information statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Lpath files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Lpath files at the SEC public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lpath SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov.

        As of the date of this proxy statement/prospectus/information statement, Lpath has filed a registration statement on Form S-4 to register with the SEC the Lpath common stock that Lpath will issue to Apollo stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Lpath, as well as a proxy statement of Lpath for its special meeting and an information statement for the purpose of Apollo for its written consent.

        Lpath has supplied all information contained in this proxy statement/prospectus/information statement relating to Lpath, and Apollo has supplied all information contained in this proxy statement/prospectus/information statement relating to Apollo.

        If you would like to request documents from Lpath or Apollo, please send a request in writing or by telephone to either Lpath or Apollo at the following addresses:

Lpath, Inc. 4025 Sorrento Valley Blvd. San Diego, California 92121 Telephone: (858) 678-0800 Attn: Investor Relations	Apollo Endosurgery, Inc. 1120 S. Capital of Texas Hwy Bldg. 1, suite 300 Austin, TX 78746 Telephone: (512) 279-5100 Attn: Investor Relations

 TRADEMARK NOTICE

        iSONEP™, ASONEP™ Lpathomab™, ImmuneY2™ and the Lpath logo are registered and unregistered trademark of Lpath in the United States and other jurisdictions. "Apollo," Lap-Band®, Orbera®, OverStitch™, the Apollo logo and other trademarks, service marks and trade names of Apollo are registered and unregistered marks of Apollo Endosurgery, Inc. in the United States and other jurisdictions. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

 OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Act"), requires Lpath's executive officers and directors and persons who beneficially own more than 10% of its common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish Lpath with copies of all Section 16(a) forms filed by such persons.

        To Lpath's knowledge, no person who, during the fiscal year ended December 31, 2015, was a director or officer of Lpath, or beneficial owner of more than 10% of the Lpath's common stock (which is the only class of securities of Lpath registered under Section 12 of the Act), failed to file on a timely basis reports required by Section 16 of the Act during such fiscal year. The foregoing is based solely upon a review by Lpath of Forms 3 and 4 relating to the most recent fiscal year as furnished to Lpath under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to Lpath with respect to its most recent fiscal year, and any representation received by Lpath from any reporting person that no Form 5 is required.

Stockholder Proposals

        Stockholders interested in submitting a proposal for consideration at Lpath's 2017 annual meeting must do so by sending such proposal to Lpath's Corporate Secretary at Lpath, Inc. 4025 Sorrento Valley Blvd., San Diego, California 92121. Under the SEC's proxy rules, the deadline for submission of proposals to be included in Lpath's proxy materials for the 2017 annual meeting is December 30, 2016. Accordingly, in order for a stockholder proposal to be considered for inclusion in Lpath's proxy materials for the 2016 annual meeting, any such stockholder proposal must be received by Lpath's Corporate Secretary on or before December 30, 2016, and comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as well as the applicable requirements of Lpath's Bylaws. Any stockholder proposal received after December 30, 2016 will be considered untimely, and will not be included in Lpath's proxy materials. In addition, stockholders interested in submitting a proposal outside of Rule 14a-8 must properly submit such a proposal in accordance with Lpath's Bylaws.

        Lpath's Bylaws require advance notice of business to be brought before a stockholders' meeting, including nominations of persons for election as directors. To be timely, notice to Lpath's Corporate Secretary must be received at Lpath's principal executive offices not less than 90 days but not more than 120 days prior to the anniversary date of the preceding year's annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at Lpath's 2017 annual meeting, such a proposal must be received by Lpath on or after February 8, 2017 but no later than March 10, 2017. If the date of the 2017 annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the 2016 Annual Meeting, notice must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which the public announcement of the date of such meeting is first made.

Communication with the Lpath Board of Directors

        The board of directors of Lpath desires that the views of stockholders will be heard by the board of directors, its committees or individual directors, as applicable, and that appropriate responses will be provided to stockholders on a timely basis. Stockholders wishing to formally communicate with the board of directors of Lpath, any committee of the board of directors of Lpath, the independent directors as a group or any individual director may send communications directly to Lpath at 4025 Sorrento Valley Blvd., San Diego, California 92121, Attention: Corporate Secretary. All clearly marked written communications, other than unsolicited advertising or promotional materials, are logged and copied, and forwarded to the director(s) to whom the communication was addressed. Please note that the foregoing communication procedure does not apply to (i) stockholder proposals pursuant to Exchange Act Rule 14a-8 and communications made in connection with such proposals or (ii) service of process or any other notice in a legal proceeding.

LPATH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lpath, Inc.

        We have audited the accompanying consolidated balance sheets of Lpath, Inc. and subsidiary (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lpath, Inc. and subsidiary as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses and negative operating cash flows raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

San Diego, California
March 22, 2016

LPATH, INC.

Consolidated Balance Sheets

December 31,

	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$8,889,616	$17,282,325
Accounts receivable	6,988	727,178
Prepaid expenses and other current assets	357,281	413,260

Total current assets	9,253,885	18,422,763
Equipment and leasehold improvements, net	149,271	221,148
Patents, net	2,132,129	2,236,909
Deposits and other assets	77,160	77,350

Total assets	$11,612,445	$20,958,170

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$294,010	$2,865,165
Accrued compensation	546,578	848,583
Accrued expenses	204,237	383,623
Deferred contract revenue	—	125,000
Deferred rent, short-term portion	35,629	33,744

Total current liabilities	1,080,454	4,256,115
Deferred rent, long-term portion	—	35,629
Warrants	—	850,000

Total liabilities	1,080,454	5,141,744

Stockholders' Equity:
Common stock—$.001 par value; 100,000,000 shares authorized; 33,138,598 and 19,224,708 issued and outstanding at December 31, 2015 and 2014, respectively	33,139	19,225
Additional paid-in capital	86,542,367	81,830,410
Accumulated deficit	(76,043,515)	(66,033,209)

Total stockholders' equity	10,531,991	15,816,426

Total liabilities and stockholders' equity	$11,612,445	$20,958,170

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Operations

Years Ended December 31,

	2015	2014
Revenues:
Grant and royalty revenue	$52,020	$631,840
Research and development revenue under collaborative agreements	1,547,743	4,448,623

Total revenues	1,599,763	5,080,463

Expenses:
Research and development	8,513,974	18,126,701
General and administrative	3,946,147	4,758,831

Total expenses	12,460,121	22,885,532

Loss from operations	(10,860,358)	(17,805,069)
Other income, net	52	18
Change in fair value of warrants	850,000	1,250,000

Net loss	$(10,010,306)	$(16,555,051)

Basic and diluted net loss per share	$(0.39)	$(1.00)
Weighted-average shares outstanding used in the calculation	25,734,836	16,555,654

See accompanying notes to the consolidated financial statements.

Lpath, Inc.

Consolidated Statement of Changes in Stockholders' Equity

Years Ended December 31, 2015 and 2014

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance, January 1, 2014	13,387,914	$13,388	$59,432,943	$(49,478,158)	$9,968,173
Common stock issued for cash, net of issuance costs	5,766,875	5,767	21,231,675	—	21,237,442
Stock options exercised	715	1	249	—	250
Stock-based compensation	69,204	69	1,165,543	—	1,165,612
Net loss	—	—	—	(16,555,051)	(16,555,051)

Balance, December 31, 2014	19,224,708	19,225	81,830,410	(66,033,209)	15,816,426
Common stock issued for cash, net of issuance costs	13,669,616	13,670	3,706,815	—	3,720,485
Stock options exercised	82,616	83	47,595	—	47,678
Stock-based compensation	161,658	161	957,547	—	957,708
Net loss	—	—	—	(10,010,306)	(10,010,306)

Balance, December 31, 2015	33,138,598	$33,139	$86,542,367	$(76,043,515)	$10,531,991

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

	2015	2014
Cash flows from operating activities:
Net loss	$(10,010,306)	$(16,555,051)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	953,019	1,236,274
Change in fair value of warrants	(850,000)	(1,250,000)
Depreciation and amortization	466,988	216,088
Changes in operating assets and liabilities:
Accounts receivable	720,190	582,859
Prepaid expenses and other current assets	55,979	(120,783)
Accounts payable and accrued expenses	(3,046,676)	1,101,210
Deferred contract revenue	(125,000)	(373,000)
Other	(32,731)	(24,008)

Net cash used in operating activities	(11,868,537)	(15,186,411)

Cash flows from investing activities:
Equipment and leasehold improvement expenditures	(21,117)	(105,611)
Patent expenditures	(270,035)	(430,304)

Net cash used in investing activities	(291,152)	(535,915)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants, net	3,720,485	21,237,442
Proceeds from options and warrants exercised	47,678	250
Payment for restricted stock tax liability on net settlement	(1,183)	(84,680)

Net cash provided by financing activities	3,766,980	21,153,012

Net increase (decrease) in cash and cash equivalents	(8,392,709)	5,430,686
Cash and cash equivalents at beginning of period	17,282,325	11,851,639

Cash and cash equivalents at end of period	$8,889,616	$17,282,325

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$1,600	$1,600

Supplemental disclosure of non-cash investing and financing activities:
Change in fair value of warrant liability	$(850,000)	$(1,250,000)

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

        Lpath, Inc. ("Lpath," "we," or "the company") is a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. We have developed three drug candidates, advancing each of them into clinical trials, and built evidence to support our approach of targeting bioactive lipids to treat a wide range of diseases.

        On July 17, 2014, Lpath changed its state of incorporation from the State of Nevada to the State of Delaware (the "Reincorporation") pursuant to a plan of conversion, dated July 17, 2014 (the "Plan of Conversion"). The Reincorporation was accomplished by the filing of (i) articles of conversion with the Secretary of State of the State of Nevada, and (ii) a certificate of conversion and a certificate of incorporation with the Secretary of State of the State of Delaware. Pursuant to the Plan of Conversion, Lpath also adopted new bylaws. The Reincorporation did not affect any of the company's material contracts with any third parties, and the company's rights and obligations under such material contractual arrangements continue to be rights and obligations of the company after the Reincorporation. The Reincorporation did not result in any change in headquarters, business, jobs, management, location of any of the offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation) of Lpath.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of Lpath, Inc. and its wholly-owned subsidiary, Lpath Therapeutics Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash deposits, money market deposits, and certificates of deposit.

Concentration of Credit Risk

        Financial instruments that potentially subject the company to a significant concentration of credit risk consist of cash and cash equivalents. The company maintains its cash balances with one major commercial bank in non-interest bearing accounts. Accounts at FDIC-insured institutions are insured by the FDIC up to $250,000.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The company invests its excess cash in money market mutual funds and in certificates of deposit of federally insured financial institutions. The company has established guidelines relative to diversification of its cash investments and their maturities that are intended to secure safety and liquidity. To date, the company has not experienced any impairment losses on its cash equivalents. The company has not experienced any losses on its deposits of cash and cash equivalents, short-term and long-term investments.

        The company's accounts receivable are derived from entities located in the United States. The company performs ongoing credit evaluation of its debtors, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary. To date, there have been no such losses and the company has not recorded an allowance for doubtful accounts.

Equipment and Leasehold Improvements

        Equipment and leasehold improvements are recorded at cost. Equipment depreciation is computed using the straight-line method over the estimated useful asset lives, which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remainder of the lease term. Repairs and maintenance are charged to expense as incurred.

Patents

        Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent.

Long-lived Assets

        The company accounts for the impairment and disposition of long-lived assets for events or changes in circumstances which indicate that their carrying value may not be recoverable. The company recorded charges for impairments of patents totaling $298,709 and $61,314 in 2015 and 2014, respectively.

Deferred Rent

        Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreement is recorded as deferred rent. Lease incentives, including tenant improvement allowances, are also recorded as deferred rent and amortized on a straight-line basis over the lease term.

Stock-based Compensation Expense

        Compensation expense is measured based on the fair value of the award at the grant date, including estimated forfeitures, and is adjusted to reflect actual forfeitures and the outcomes of certain conditions. Compensation issued to non-employees is remeasured quarterly and income or expense is recognized during their vesting terms.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

        Lpath has and may in the future enter into collaborations where we receive non-refundable up-front payments. Generally, these payments secure licenses to Lpath drug candidates. Non-refundable payments are recognized as revenue when the company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured, and the company has no further performance obligations under the license agreement. Multiple-element arrangements, such as license and development arrangements, are analyzed to determine whether the deliverables, which often include a license together with performance obligations such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. The company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting, and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

        If the company is involved in a steering committee as part of a multiple-element arrangement that is accounted for as a single unit of accounting, the company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the company expects to complete its aggregate performance obligations.

        When the company receives reimbursement for research costs under collaborative agreements, such reimbursements are recognized as revenue as the underlying costs are incurred.

        Whenever the company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The company recognizes revenue using the relative performance method provided that the company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

        If the company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and the company can reasonably estimate when the performance obligation ceases or the remaining

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

        If the company cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the company can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

        Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the company is expected to complete its performance obligations under an arrangement.

        Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

  •
  the milestone payments are non-refundable;

  •
  achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

  •
  substantive company effort is involved in achieving the milestone;

  •
  the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and

  •
  a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

        Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone and, therefore, the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue, as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

        Grant Revenue.    Lpath recognizes grant revenue as the related research expenses are incurred, up to contractual limits.

        Royalty Revenue.    Lpath recognizes royalty revenue from licensed products when earned in accordance with the terms of the license agreements. The licensee's net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage, and insurance.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development

        Research and development costs are charged to expense when incurred.

Employee Benefit Plan

        The company has a 401(k) defined contribution plan that provides benefits for most employees. An employee is eligible to participate in this plan after one month of service. The plan provides for full vesting of benefits over five years. Company contributions to the plan are made at the discretion of the Board of Directors and aggregated $96,182 and $108,534 in 2015 and 2014, respectively.

Income Taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        A net deferred tax asset related primarily to federal and state net operating loss and research and development credit carryforwards has been fully reserved due to uncertainties regarding Lpath's ability to realize these tax benefits in future periods. Consequently, no income tax benefit has been recorded for the years ended December 31, 2015 and 2014.

        Lpath periodically evaluates its tax positions to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities. Lpath has not incurred any interest or penalties as of December 31, 2015 with respect to income tax matters. Lpath does not expect that there will be unrecognized tax benefits of a significant nature that will increase or decrease within 12 months of the reporting date.

Comprehensive Income (Loss)

        Comprehensive income (loss) is comprised of net loss and certain changes in equity that are excluded from net loss. At December 31, 2015 and 2014, Lpath had no reportable differences between net loss and comprehensive loss.

Per Share Data

        Basic net income (loss) per common share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common and common dilutive equivalent shares, such as stock options, restricted stock units, restricted stock awards, warrants, and convertible securities outstanding during the period.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Anti-dilutive common stock equivalents were excluded from the calculation of diluted income (loss) per share as follows:

	Years Ended December 31,
	2015	2014
Stock options	1,451,298	740,954
Warrants	4,585,644	4,587,359
Restricted stock units	479,476	641,834

Total	6,516,418	5,970,147

Impact of Recently Issued Accounting Standards

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the current requirement to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, entities will be required to classify all deferred tax assets and liabilities as noncurrent. ASU 2015-17 will be effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The company does not expect the adoption of this ASU will have a significant impact on its financial statements.

        In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers (Topic 606). This guidance applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance supersedes existing revenue recognition guidance, including most industry-specific guidance, as well as certain related guidance on accounting for contract costs. For nonpublic entities, this guidance is effective for annual reporting periods beginning after December 15, 2018. Limited early adoption options are permitted. The company is currently evaluating the impact of this ASU on its financial statements.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 defines management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. The guidance in ASU 2014-15 is effective for annual reporting periods beginning after December 15, 2016, with early application permitted. The company is currently evaluating the impact of this ASU on its financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under this guidance, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The company is currently evaluating the impact of this ASU on its financial statements.

Note 2—GOING CONCERN UNCERTAINTY

        The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. Lpath utilized cash in operations of $11.9 and $15.2 million during the years ended December 31, 2015 and 2014, respectively. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans with regard to these matters are discussed below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As of December 31, 2015, the company had cash and cash equivalents totaling $8.9 million. We may also receive limited additional funding from future awards of NIH grants. As they are currently planned, however, we do not believe that our existing cash resources will be sufficient to meet our operating plan for the full 12 month period after the date of this filing. Accordingly, the report from our independent registered public accounting firm accompanying the financial statements included in this Annual Report on Form 10-K contains an emphasis of a matter regarding our ability to continue as a going concern. To help extend our operating window, we have reduced our headcount and limited our research and product development activities. Based on our current plans and available resources, we believe we can maintain our current operations through the end of the third quarter of 2016. We estimate that the costs to wind-down our operations in an orderly manner will cost approximately $2.5 million. As a result, we need to secure significant additional capital to continue to fund our operations and our drug discovery and development projects beyond the third quarter of 2016. Moreover, our expenses may exceed our current plans and expectations, which would require us to secure additional capital or wind-down our operations sooner than anticipated.

        Our Board of Directors has engaged a financial advisory firm to explore our available strategic alternatives, including possible mergers and business combinations, a sale of part or all of our assets, collaboration and licensing arrangements and/or equity and debt financings. This strategic process is both active and ongoing, and includes a range of interactions with potential transaction counterparties. We believe it is in our stockholders' best interests at this time to continue to pursue one or more of these transactions, or other strategic alternatives we may identify in the near term. Although we are actively pursuing our strategic alternatives, there is no assurance that we will be able to successfully negotiate and consummate a transaction on a timely basis, or at all. Further, our expenses may exceed our current plans and expectations, which could require us to complete a transaction or wind-down our operations sooner than anticipated. Additionally, any transaction we consummate may offer limited value for our existing drug candidates and proprietary technology and may not enhance stockholder value or provide the expected benefits. If we are unable to successfully complete a strategic transaction or otherwise secure additional capital on a timely basis and on terms that are acceptable to our stockholders, we may be required to cease our operations altogether.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 3—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENT

        In 2010, Lpath entered into an agreement providing Pfizer Inc. ("Pfizer") with an exclusive option for a worldwide license to develop and commercialize iSONEP™ ("the Pfizer Agreement"), Lpath's lead monoclonal antibody product candidate that is being evaluated for the treatment of wet age-related macular degeneration ("wet AMD") and other ocular disorders.

        On May 20, 2015, Lpath announced that its Phase 2 "Nexus" clinical trial evaluating iSONEP™ in patients with wet age-related macular degeneration (wet AMD) did not meet its primary or key secondary endpoints. Wet AMD patients who had not responded adequately to existing anti-vascular endothelial growth factor (VEGF) therapies including Lucentis®, Avastin® and Eylea® did not show any statistically significant improvement in visual acuity when treated with iSONEP as an adjunctive or monotherapy. On August 9, 2015, Pfizer's option to obtain worldwide rights to iSONEP expired, unexercised, which resulted in the termination of the Pfizer Agreement. Consequently, all rights that Pfizer held in the iSONEP program have reverted to Lpath. Lpath has no plans for further development of iSONEP. As part of the Pfizer Agreement, Lpath granted to Pfizer a time-limited right of first refusal for ASONEP™, Lpath's product candidate that is being evaluated for the treatment of cancer. That right of first refusal expired on August 9, 2015, concurrently with the expiration of Pfizer's option to acquire the license to iSONEP. Pfizer has no further obligations to fund clinical trial costs incurred after the expiration date of the Pfizer Agreement.

        The company recognized revenue under the Pfizer Agreement as follows:

	Year Ended December 31,
	2015	2014
Cost reimbursements	$1,422,743	$4,075,623
Amortization of license and development fees	125,000	373,000

	$1,547,743	$4,448,623

Note 4—COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

	2015	2014
Equipment and leasehold improvements:
Office furniture and fixtures	$9,435	$9,435
Laboratory equipment	612,159	593,027
Computer equipment and software	141,150	142,118
Leasehold improvements	24,902	24,902

	787,646	769,482
Accumulated depreciation	(638,375)	(548,334)

Equipment, net	$149,271	$221,148

Patents:
Patents	$2,438,875	$2,467,547
Accumulated amortization	(306,746)	(230,638)

Patents, net	$2,132,129	$2,236,909

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 5—FAIR VALUE MEASUREMENTS

        The company measures fair value in accordance with the applicable accounting standards in the FASB Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  •
  Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability, or indirectly observable through corroboration with observable market data.

  •
  Level 3—unobservable inputs for the asset or liability are only used when there is little, if any, market activity for the asset or liability at the measurement date.

        This hierarchy requires the company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Recurring Fair Value Estimates

        Lpath has issued warrants, of which some are classified as equity and some as liabilities. The warrants issued in March 2012 (and expiring in March 2017) provide that in the event of a fundamental transaction, as defined by the warrant agreement, the company may, under certain circumstances, be obligated to settle the March 2012 warrants for cash equal to the value of the warrants determined in accordance with the warrant agreement. The fair value and significant unobservable inputs (level 3) of the March 2012 warrants was zero as of December 31, 2015.

Recurring Level 3 Activity, Reconciliation, and Basis for Valuation

        The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3).

        Fair value measurements using significant unobservable inputs (Level 3):

Liabilities:
Warrant liability as of January 1, 2015	$850,000
Change in fair value of warrants	(850,000)

Warrant liability as of December 31, 2015	$—

        The company determined the fair value of the warrant liability for certain warrants, as applicable, using a Black-Scholes model. The model considered amounts and timing of future possible equity and warrant issuances and volatility of the company's stock price equal to 100%, as specified in the underlying warrants.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 6—RESEARCH AND LICENSE AGREEMENTS

        In August 2005, Lpath entered into a collaboration agreement (the "AERES Agreement") with AERES Biomedical Limited ("AERES") to "humanize" the company's Sphingomab monoclonal antibody. Humanization under this agreement with AERES involves utilizing proprietary processes owned by AERES for the purpose of modifying Sphingomab antibodies originally contained in mice for potential human acceptance in a clinical trial. The humanized version of Sphingomab that was produced from the collaboration with AERES is called Sonepcizumab. In 2014, AERES' rights and obligations pursuant to the AERES Agreement with Lpath were transferred to Medical Research Council Technology ("MRCT") by means of a Deed of Novation, which obligates MRCT to perform and be bound by the terms of the AERES Agreement. No amounts were paid to AERES or MRCT during 2015 and 2014. Lpath could owe MRCT certain additional contingent amounts when drug candidates based on Sonepcizumab pass through the levels of the FDA drug review and approval process. MRCT will be entitled to a royalty, not to exceed 4%, on any revenues generated by the ultimate commercialization of any drug candidate based on Sonepcizumab.

Note 7—STOCKHOLDERS' EQUITY

Common Stock

        In March 2014, the company entered into an at-the-market issuance sales agreement (the "Sales Agreement") with MLV & Co. (the "MLV Agreement"). Subject to limitations set by the SEC, the company may from time to time, at the company's option, issue and, through MLV, sell shares of its common stock having an aggregate offering price of up to $23 million under the MLV Agreement. Sales of common stock through MLV, if any, will be made by any method that is deemed an "at-the-market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including by means of ordinary brokers' transactions at market prices, in block transactions or as otherwise agreed by the Lpath and MLV. Subject to the terms and conditions of the MLV Agreement, MLV will use commercially reasonable efforts to sell the common stock based upon the company's instructions (including any price, time or size limits or other customary parameters or conditions the Company may impose). Lpath is not obligated to make any sales of its common stock under the MLV Agreement. Any shares sold will be sold pursuant to the company's effective shelf registration statement on Form S-3 (the "Shelf Registration Statement"). The company will pay MLV a commission of up to 3.0% of the gross proceeds. The MLV Agreement will terminate upon the earlier of the sale of all common stock subject to the MLV Agreement or termination of the MLV Agreement by the company or MLV.

        During 2015, the company sold 13,674,916 shares at sales prices ranging from $0.34 to $0.21 per share, resulting in $3,722,000 in net proceeds. During the year ended December 31, 2014, the company sold 2,161,833 shares at sales prices ranging from $3.50 to $5.16 per share, resulting in $9,730,000 in net proceeds. There have been no sales of shares through the MLV Agreement subsequent to December 31, 2015.

        Under the SEC's rules, the company will not be eligible to sell any shares under the Shelf Registration Statement and the accompanying MLV Agreement immediately following the filing of this Annual Report on Form 10-K. Because the market value of the company's common stock held by non-affiliate stockholders is less than $75 million, the SEC limits the amount of stock the company may only offer and sell during any 12 month period to a maximum of one-third of the market value of the

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 7—STOCKHOLDERS' EQUITY (Continued)

common stock held by company's non-affiliate stockholders. The company is required to select a new measurement date for its market value each time it files an Annual Report on Form 10-K. Accordingly, based on the current market value of the company's common stock and its sales under the MLV Agreement within the past 12 months, the company has no current eligibility to make sales under the Shelf Registration Statement and the accompanying MLV Agreement.

        In September 2014, Lpath sold 3,605,042 registered shares of common stock and warrants to purchase 3,605,042 unregistered shares of common stock in a direct offering at a purchase price of $3.475 per share-and-warrant-share combination. The warrants have an exercise price of $3.36 per underlying share, are immediately exercisable, and terminate on the five-year anniversary of issuance. Each warrant may be exercised using a cashless exercise procedure if the resale of the underlying shares are not covered by an effective registration statement. Net proceeds of this offering totaled $11,500,000 after deducting placement agent fees and other expenses of the offering. Maxim Group LLC ("Maxim") acted as the exclusive placement agent for the offering. Maxim received a placement agent fee of $751,651 and an unregistered warrant to purchase 54,076 unregistered shares of common stock (the "Maxim Warrant") as well as the reimbursement of fees and expenses up to $60,000. The Maxim Warrant has an exercise price of $3.36 per share, is immediately exercisable, and will terminate on August 23, 2018.

        In October 2014, pursuant to the terms of a registration rights agreement the company entered into in connection with the direct offering discussed above, the company registered for resale 3,605,042 shares of common stock issuable upon exercise of the warrants issued in the direct offering discussed above. The shares were registered on Form S-3 and the registration statement was declared effective by the Securities and Exchange Commission on October 23, 2014.

Preferred Stock

        Lpath is authorized to issue up to 15,000,000 shares of preferred stock, with a par value of $0.001 per share. As of December 31, 2015 and 2014, there were no preferred stock shares issued or outstanding.

Equity Incentive Plan

        In November 2005, the company adopted the Lpath, Inc. 2005 Stock Option and Stock Purchase Plan, which permitted stock option grants to employees, outside consultants, and directors. In October 2007, Lpath's stockholders approved the amendment of this plan which was concurrently renamed the Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (the "Plan"). There are 2,500,000 shares of common stock authorized for grant under the Plan. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of Lpath's common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the company's common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and vest over zero to five years. Restricted stock units granted have a five-year life and vest over zero to four years, or upon the achievement of specified clinical trial milestones. As of December 31, 2015, a total of 1,429,128 shares of common stock were available for future grant under the Plan.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 7—STOCKHOLDERS' EQUITY (Continued)

        The following table presents stock-based compensation as included in the company's consolidated statements of operations:

	2015	2014
Stock-based compensation expense by type of award:
Stock options	$469,080	$507,271
Restricted stock units	483,939	729,003

Total stock-based compensation expense	$953,019	$1,236,274

Effect of stock-based compensation expense on
Research and development	432,083	466,517
General and administrative	520,936	769,757

Total stock-based compensation expense	$953,019	$1,236,274

        Fair value is determined at the date of grant for employee options and restricted stock units, and at the date at which the grantee's performance is complete for non-employee options and restricted stock units. Compensation cost is recognized over the vesting period based on the fair value of the options and restricted stock units.

        Because of the company's net operating losses for tax purposes, it did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2015 and 2014.

Stock Options

        As of December 31, 2015, there was $1,221,000 of total unrecognized compensation expense, net of estimated forfeitures, related to unvested options granted under the Plan. That expense is expected to be recognized over a weighted-average period of 2.6 years.

        The company uses the Black-Scholes valuation model to estimate the fair value of stock options at the grant date. The Black-Scholes valuation model uses the option exercise price as well as estimates and assumptions related to the expected price volatility of the company's stock, the rate of return on risk-free investments, the expected period during which the options will be outstanding, and the expected dividend yield for the company's stock to estimate the fair value of a stock option on the grant date.

        The weighted-average valuation assumptions were determined as follows:

  •
  Expected stock price volatility:  The estimated expected volatility is based on a weighted-average calculation of a peer group and the company's historical volatility.

  •
  Risk-free interest rate:  The company bases the risk-free interest rate on the interest rate payable on U.S. Treasury debt securities.

  •
  Expected term of options:  The expected term of options granted is derived using assumed exercise rates based on historical exercise patterns and represents the period of time that options granted are expected to be outstanding.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 7—STOCKHOLDERS' EQUITY (Continued)

  •
  Expected annual dividends:  The estimate for annual dividends is zero because the company has not historically paid, and does not intend for the foreseeable future to pay, a dividend.

        The estimated fair value of stock options granted was determined using a Black-Scholes valuation model with the following weighted average assumptions:

	2015	2014
Risk free interest rate	1.5%	0.9%
Expected life (years)	2.4	3.1
Expected share price volatility	91.9%	64.3%
Expected dividend rate	0%	0%

        A summary of the stock option activity under the plan as of December 31, 2015 and 2014, and changes during the years then ended, is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2014	334,981	$4.16
Granted	474,350	4.45
Exercised	(715)	0.35
Expired	(4,287)	0.35
Forfeited	(63,375)	4.45

Outstanding at December 31, 2014	740,954	4.35
Granted	934,000	1.34
Exercised	(82,616)	0.58
Expired	(102,533)	4.53
Forfeited	(38,507)	3.21

Outstanding at December 31, 2015	1,451,298	2.64	7.69	$—

Vested and exercisable at December 31, 2015	535,111	$4.04	5.66	$—

        The aggregate intrinsic value in the table above represents the total intrinsic value which would have been received by the stock option holders had all option holders exercised their options as of that date. The aggregate intrinsic value is calculated as the difference between the fair market value of the company's common stock on December 31, 2015 of $0.23 and the exercise price of stock options, multiplied by the number of shares subject to such stock options.

        At December 31, 2015, all of the company's outstanding stock options had strike prices above the company's market price of $0.23. The total intrinsic value of options exercised during the years ended December 31, 2015 and 2014 was $159,000 and $3,000, respectively. Cash received from option exercises during the years ended December 31, 2015 and 2014 was approximately $48,000 and $250, respectively. Upon stock option exercises, the company issues new shares of common stock.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 7—STOCKHOLDERS' EQUITY (Continued)

Restricted Stock Units

        As of December 31, 2015, there was $387,000 of total unrecognized stock-based compensation expense related to unvested restricted stock units granted under the Plan. The company expects to recognize that expense over a weighted-average period of 1.9 years.

        The following table summarizes the restricted stock units activity of the company during 2015 and 2014:

	Total Restricted Stock Units	Weighted- Average Grant Date Fair Value
Outstanding January 1, 2014	721,788	$5.66
Granted	15,000	2.92
Shares issued	(81,829)	6.11
Forfeited	(13,125)	4.97

Outstanding December 31, 2014	641,834	5.55
Granted	19,667	2.87
Shares issued	(166,779)	5.75
Forfeited	(15,246)	4.68

Outstanding December 31, 2015	479,476	$5.40

Warrants

        Lpath has issued warrants, of which some are classified as equity and some as liabilities. The warrants issued in March 2012 (and expiring in March 2017) provide that in the event of a fundamental transaction, as defined by the warrant agreement, the company may, under certain circumstances, be obligated to settle the March 2012 warrants for cash equal to the value of the warrants determined in accordance with the warrant agreement. The following warrants contained such provisions, and therefore, pursuant to the applicable criteria, they were not indexed to the company's own stock:

Warrant Expiration Dates	Number of Shares	Exercise Price per Share
March 2017	29,750	$5.25
March 2017	882,776	$7.70

        The warrant liability reflected on Lpath's balance sheet is a consequence of current generally accepted accounting principles, arising from the implementation of ASC 815. The company believes there is no foreseeable circumstance under which Lpath can be required to make any cash payment to settle any warrant liability that would be carried on the consolidated balance sheet.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 7—STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes Lpath warrants outstanding as of December 31, 2015:

Warrant Expiration Date	Number of Shares	Exercise Price per Share
January 21, 2017	4,000	$4.00
March 9, 2017	29,750	$5.25
March 9, 2017	882,776	$7.70
May 30, 2017	6,000	$4.00
September 15, 2017	4,000	$4.00
September 25, 2019	3,605,042	$3.36
September 26, 2019	54,076	$3.36

Total:	4,585,644

Weighted average:		$4.21

        The terms of all outstanding warrants permit the company, upon exercise of the warrants, to settle the contract by the delivery of unregistered shares. During 2015, 4,000 warrants were granted, no warrants were exercised, and 5,715 warrants expired. During 2014, 3,669,118 warrants were granted, no warrants were exercised, and 12,858 warrants expired.

Note 8—INCOME TAXES

        As of December 31, 2015, Lpath had federal and California net operating loss ("NOL") carryforwards of approximately $82 million and $74 million, respectively, that will expire beginning in 2016 and continue expiring through 2035. Portions of these NOL carryforwards may be used to offset future taxable income, if any.

        As of December 31, 2015, Lpath also has federal and California research and development tax credit carryforwards of $1.8 million and $0.8 million, respectively, available to offset future taxes. The federal credits begin expiring in 2016, and the state credits do not expire.

        The company's ability to use its net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions. The company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a "loss corporation" under the definition of Section 382. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the company.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 8—INCOME TAXES (Continued)

        Significant components of the company's deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets:
Federal and state net operating loss carryforwards	$34,568,000	$30,935,000
Research and development credit carryforwards	2,609,000	1,812,000
Stock-based compensation	718,000	1,729,000
Deferred contract revenue	—	54,000
Other, net	63,000	149,000

	37,958,000	34,679,000

Deferred tax liabilities:
State taxes	(2,540,000)	(2,459,000)
Patent costs	(913,000)	(958,000)

	(3,453,000)	(3,417,000)

Total deferred tax assets	34,505,000	31,262,000
Valuation allowance	(34,505,000)	(31,262,000)

Net deferred tax assets	$—	$—

        Realization of the deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

        As a result of the company's significant operating loss carryforwards and the corresponding valuation allowance, no income tax provision/benefit has been recorded as of December 31, 2015 and 2014. The provision for income taxes using the statutory federal income tax rate of 34% as compared to the company's effective tax rate is summarized as follows:

	2015	2014
Federal tax benefit at statutory rate	$3,404,000	$5,629,000
State tax benefit, net	721,000	1,028,000
Change in fair value of warrants	289,000	425,000
Research and development credits	596,000	—
Employee stock-based compensation	(1,764,000)	(56,000)
Other permanent differences	(3,000)	9,000
Decrease in valuation allowance	(3,243,000)	(7,035,000)

Provision for income taxes	$—	$—

Note 9—OPERATING LEASE

        Lpath leases an 11,960 square foot laboratory and office facility in San Diego, California. The lease expires in November 2016. Monthly lease payments are $28,268, with annual escalations of 3%. The lease grants the Company the right to extend the lease for an additional five-year term.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2015 and 2014

Note 9—OPERATING LEASE (Continued)

        Lpath's rent expense totaled $390,000 and $385,000 for the years ended December 31, 2015 and 2014, respectively. Lpath's sublease income amounted to $12,000 for the years ended December 31, 2015 and 2014.

Note 10—RELATED-PARTY TRANSACTIONS

        Lpath subleases a portion of its facility to Western States Investment Corporation ("WSIC"), owned by one of Lpath's largest stockholders. The terms of the sublease, in general, are the same as the terms of the company's direct lease. In addition, certain Lpath employees provide investment oversight, accounting, and other administrative services to WSIC. Certain WSIC employees also provide services to Lpath. Lpath and WSIC reimburse each other for costs incurred on behalf of the other entity. Lpath's sublease income amounted to $11,652 for the years ended December 31, 2015 and 2014.

        During 2015 and 2014, WSIC billed Lpath $12,008 and $39,300, respectively, for administrative expenses.

        As of December 31, 2015, Lpath owed WSIC $948 for services provided to Lpath. As of December 31, 2014, WSIC owed Lpath $2,900 for facility expenses and Lpath owed WSIC $7,100 for services provided to Lpath.

LPATH, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$4,664,170	$8,889,616
Accounts receivable	9,244	6,988
Prepaid expenses and other current assets	614,209	357,281

Total current assets	5,287,623	9,253,885
Equipment and leasehold improvements, net	105,990	149,271
Patents, net	1,599,003	2,132,129
Deposits and other assets	77,160	77,160

Total assets	$7,069,776	$11,612,445

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$462,693	$294,010
Accrued compensation	246,072	546,578
Accrued expenses	75,766	204,237
Deferred rent	16,287	35,629

Total current liabilities	800,818	1,080,454
Warrants	—	—

Total liabilities	800,818	1,080,454

Stockholders' Equity:
Common stock—$.001 par value; 100,000,000 shares authorized; 2,368,221 and 2,369,449 issued and outstanding at June 30, 2016 and December 31, 2015, respectively	2,368	2,369
Additional paid-in capital	86,916,854	86,573,137
Accumulated deficit	(80,650,264)	(76,043,515)

Total stockholders' equity	6,268,958	10,531,991

Total liabilities and stockholders' equity	$7,069,776	$11,612,445

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
Revenues:
Grant and royalty revenue	$18,851	$26,964	$9,243	$13,329
Research and development revenue under collaborative agreements	—	1,504,558	—	734,292

Total revenues	18,851	1,531,522	9,243	747,621

Expenses:
Research and development	1,927,530	5,672,125	935,620	2,916,637
General and administrative	2,698,070	2,152,419	1,734,561	1,101,676

Total expenses	4,625,600	7,824,544	2,670,181	4,018,313

Loss from operations	(4,606,749)	(6,293,022)	(2,660,938)	(3,270,692)
Other income, net	—	40	—	40
Change in fair value of warrants	—	850,000	—	600,000

Net loss	$(4,606,749)	$(5,442,982)	$(2,660,938)	$(2,670,652)

Basic and diluted net loss per share	$(1.93)	$(3.77)	$(1.11)	$(1.80)
Weighted-average shares outstanding used in the calculation	2,391,698	1,445,396	2,390,861	1,482,144

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30,

(Unaudited)

	2016	2015
Cash flows from operating activities:
Net loss	$(4,606,749)	$(5,442,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	345,294	465,975
Change in fair value of warrants	—	(850,000)
Depreciation and amortization	672,278	142,398
Changes in operating assets and liabilities:
Accounts receivable	(2,256)	(4,767)
Prepaid expenses and other current assets	(256,928)	116,145
Accounts payable and accrued expenses	(260,294)	(1,440,947)
Deferred contract revenue	—	(125,000)
Other	(19,342)	(13,579)

Net cash used in operating activities	(4,127,997)	(7,152,757)

Cash flows from investing activities:
Equipment and leasehold improvement expenditures	—	(21,117)
Patent expenditures	(95,872)	(146,581)

Net cash used in investing activities	(95,872)	(167,698)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants, net	—	1,845,821
Proceeds from options and warrants exercised	—	47,676
Payment for restricted stock tax liability on net settlement	(1,577)	(1,180)

Net cash (used in) provided by financing activities	(1,577)	1,892,317

Net (decrease) in cash and cash equivalents	(4,225,446)	(5,428,138)
Cash and cash equivalents at beginning of period	8,889,616	17,282,325

Cash and cash equivalents at end of period	$4,664,170	$11,854,187

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$1,600	$1,600

Supplemental disclosure of non-cash investing and financing activities:
Change in fair value of warrant liability	$—	$(850,000)

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements

June 30, 2016

Note 1—BASIS FOR PRESENTATION

        The unaudited condensed consolidated balance sheet of Lpath, Inc. ("Lpath" or "the company") as of December 31, 2015 was derived from our audited financial statements, but does not contain all disclosures required by accounting principles generally accepted in the United States of America, and certain information and disclosures normally included have been condensed or omitted pursuant to the rules and regulations of the SEC.

        In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Except as otherwise disclosed, all such adjustments are of a normal recurring nature. Operating results for the three-month period ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016 or for any future financial period. For further information, refer to the consolidated financial statements and notes included in the company's annual report on Form 10-K for the year ended December 31, 2015.

        The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reverse Stock Split

        On June 8, 2016, the company's board of directors and the company's stockholders approved a 1-for-14 reverse split of the company's issued and outstanding common stock. The reverse split was effective on June 10, 2016. Fractional shares created by the reverse stock split were rounded up to the nearest whole share. All issued and outstanding common stock, options exercisable for common stock, warrants exercisable for common stock, restricted stock units, and per share amounts contained in the company's condensed consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

Note 2—GOING CONCERN UNCERTAINTY

        The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. Lpath utilized cash in operations of $4.1 million during the six-months ended June 30, 2016 and $11.9 million during the year ended December 31, 2015. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans with regard to these matters are discussed below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As of June 30, 2016, the company had cash and cash equivalents totaling $4.7 million. The company may also receive limited additional funding from future awards of National Institutes of health ("NIH") or the US Department of Defense ("DoD") grants. Potential additional near term sources of cash may include the proceeds from the sale of Lpath common stock under the MLV agreement. As they are currently planned, however, the company does not believe that its existing cash resources will be sufficient to meet its operating plan for the full 12 month period after the date of this filing. To help extend the company's operating window, the company has reduced its headcount and

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

June 30, 2016

Note 2—GOING CONCERN UNCERTAINTY (Continued)

limited its research and product development activities. Based on its current plans and available resources, the company believes it can maintain our current operations through the end of November 2016. The company estimates that at November 30, 2016 the costs to wind-down its operations in an orderly manner would be approximately $2.0 million. As a result, to continue to fund the company's ongoing operations, including its drug discovery and development projects, beyond November 30, 2016, the company would need to secure significant additional capital. Moreover, its expenses may exceed its current plans and expectations, which would require the company to secure additional capital or wind-down its operations sooner than anticipated.

        The company's board of directors has engaged a financial advisory firm to explore itsr available strategic alternatives, including possible mergers and business combinations, a sale of part or all of its assets, collaboration and licensing arrangements and/or equity and debt financings. This strategic process is both active and ongoing, and includes a range of interactions with potential transaction counterparties. The company believes it is in its stockholders' best interests at this time to continue to pursue one or more of these transactions, or other strategic alternatives the company may identify in the near term. Although the company is actively pursuing its strategic alternatives, there is no assurance that it will be able to successfully negotiate and consummate a transaction on a timely basis, or at all. Further, the company's expenses may exceed its current plans and expectations, which could require it to complete a transaction or wind-down its operations sooner than anticipated. Additionally, any transaction the company consummates may offer limited value for its existing drug candidates and proprietary technology and may not enhance stockholder value or provide the expected benefits. If the company is unable to successfully complete a strategic transaction or secure additional capital on a timely basis and on terms that are acceptable to its stockholders, the company may be required to cease its operations altogether.

Note 3—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENTS

        In 2010, Lpath entered into an agreement providing Pfizer Inc. ("Pfizer") with an exclusive option for a worldwide license to develop and commercialize iSONEP™ ("the Pfizer Agreement"), Lpath's lead monoclonal antibody product candidate that is being evaluated for the treatment of wet age-related macular degeneration ("wet AMD") and other ocular disorders.

        On May 20, 2015, Lpath announced that its Phase 2 "Nexus" clinical trial evaluating iSONEP™ in patients with wet age-related macular degeneration (wet AMD) did not meet its primary or key secondary endpoints. Wet AMD patients who had not responded adequately to existing anti-vascular endothelial growth factor (VEGF) therapies including Lucentis®, Avastin® and Eylea® did not show any statistically significant improvement in visual acuity when treated with iSONEP as an adjunctive or monotherapy. On August 9, 2015, Pfizer's option to obtain worldwide rights to iSONEP expired, unexercised, which resulted in the termination of the Pfizer Agreement. Consequently, all rights that Pfizer held in the iSONEP program have reverted to Lpath. Lpath has no plans for further development of iSONEP. As part of the agreement, Lpath granted to Pfizer a time-limited right of first refusal for ASONEP™, Lpath's product candidate that is being evaluated for the treatment of cancer. That right of first refusal expired on August 9, 2015, concurrently with the expiration of Pfizer's option to acquire the license to iSONEP. Pfizer has no further obligations to fund clinical trial costs incurred after the expiration date of the Pfizer Agreement.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

June 30, 2016

Note 3—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENTS (Continued)

        The company recognized revenue under the Pfizer Agreement as follows:

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
Cost reimbursements	$—	$1,379,558	$—	$671,792
Amortization of license and development fees	—	125,000	—	62,500

	$—	$1,504,558	$—	$734,292

Note 4—SHARE-BASED PAYMENTS

        The company recognized share-based compensation expense as follows:

	Six Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015
Research and development	$141,810	$215,088	$65,399	$91,051
General and administrative	203,484	250,887	105,158	123,865

Total share-based compensation expense	$345,294	$465,975	$170,557	$214,916

        As of June 30, 2016, there was a total of $0.8 million in unrecognized compensation expense related to unvested share-based compensation under the Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan. That expense is expected to be recognized over a weighted-average period of 2.2 years. Because of its net operating loss carryforwards, the company did not realize any tax benefits for the tax deductions from share-based payment arrangements during the three months ended June 30, 2016 and 2015.

Note 5—FAIR VALUE MEASUREMENTS

        Lpath has issued warrants, of which some are classified as equity and some as liabilities. The warrants issued in March 2012 (and expiring in March 2017) provide that in the event of a fundamental transaction, as defined by the warrant agreement, the company may, under certain circumstances, be obligated to settle the March 2012 warrants for cash equal to the value of the warrants determined in accordance with the warrant agreement. The company's recurring fair value measurements at June 30, 2016 were as follows:

	Fair Value as of June 30, 2016	Significant Unobservable Inputs (Level 3)
Liabilities:
Warrants expiring March 2017	$—	$—

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

June 30, 2016

Note 5—FAIR VALUE MEASUREMENTS (Continued)

        The company determined the fair value of the warrant liability for certain warrants, as applicable, using a Black-Scholes model. The model considered amounts and timing of future possible equity and warrant issuances and volatility of the company's stock price equal to 100%, as specified in the underlying warrants.

        The fair value of the warrants at June 30, 2016 was zero. There was no change in the fair value of the warrants during the three months ended June 30, 2016.

        The terms of all outstanding warrants permit the company, upon exercise of the warrants, to settle the contract by the delivery of unregistered shares. As of June 30, 2016 there were 327,575 warrants outstanding with a weighted-average exercise price of $58.94 per share expiring through September 2019.

Note 6—EARNINGS PER SHARE

        Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Because the company reported a net loss for the six months ended June 30, 2016 and 2015, diluted net loss per common share is the same as basic net loss per common share for those periods. Anti-dilutive common stock equivalents excluded from the calculation of diluted loss per share were as follows:

	Six Months Ended June 30,
	2016	2015
Stock options	128,870	110,714
Warrants	327,575	327,955
Restricted stock units	28,969	36,234

Total	485,414	474,903

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Independent Auditors' Report

The Board of Directors and Stockholders
Apollo Endosurgery, Inc. and Subsidiaries:

We have audited the accompanying consolidated financial statements of Apollo Endosurgery, Inc., and its subsidiaries which comprise the consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of operations and comprehensive loss, changes in redeemable preferred stock and stockholders' deficit and cash flows for each of the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apollo Endosurgery, Inc. and its subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Austin, Texas
April 28, 2016, except as to note 17, which is as of October 11, 2016.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2015 and 2014

(In thousands, except for share data)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$21,715	$11,765
Accounts receivable, net	10,498	12,460
Due from related party	—	107
Inventory, net	12,793	6,205
Prepaid expenses and other current assets	2,081	1,643

Total current assets	47,087	32,180
Restricted cash	871	484
Property and equipment, net	7,972	4,581
Goodwill	184	184
Intangible assets, net	48,987	53,584
Other assets	87	224

Total assets	$105,188	$91,237

Liabilities, Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$4,684	4,845
Accrued expenses	6,546	5,832
Payable to related parties	5,074	3,625
Contingent consideration	5,000	5,000

Total current liabilities	21,304	19,302
Warrant liability	2,912	1,009
Convertible notes	20,498	—
Long-term debt	49,305	36,272

Total liabilities	94,019	56,583

Commitments and contingencies
Redeemable preferred stock:
Redeemable convertible Series A preferred stock; $0.0001 par value; 10,006,345 shares authorized, 9,588,891 shares issued and outstanding, liquidation preference of $19,482 and $18,363 at December 31, 2015 and 2014, respectively	19,301	18,363
Redeemable convertible Series B preferred stock; $0.0001 par value; 45,431,126 shares authorized, 45,406,582 shares issued and outstanding, liquidation preference of $73,620 and $67,985 at December 31, 2015 and 2014, respectively	72,390	67,985
Redeemable convertible Series C preferred stock; $0.0001 par value; 52,137,271 shares authorized and 37,617,334 shares issued and outstanding, liquidation preference of $53,527 and $65,976 at December 31, 2015 and 2014, respectively	53,246	65,976

Total redeemable preferred stock	144,937	152,324

Stockholders' deficit
Common stock; $0.0001 par value; 139,393,738 shares authorized; 5,495,628 and 3,245,601 shares issued and outstanding at December 31, 2015 and 2014, respectively	—	—
Additional paid-in capital	(25,214)	(36,521)
Accumulated other comprehensive income (loss)	8	(18)
Accumulated deficit	(108,562)	(81,131)

Total stockholders' deficit	(133,768)	(117,670)

Total liabilities, redeemable preferred stock and stockholders' deficit	$105,188	$91,237

See accompanying notes to consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2015 and 2014

(In thousands, except for share data)

	2015	2014
Revenues	$67,617	$69,758
Cost of sales	20,510	21,843

Gross margin	47,107	47,915

Operating expenses:
Sales and marketing	36,167	35,032
General and administrative	11,412	10,313
Research and development	9,143	8,419
Amortization of intangible assets	6,826	6,258
Reversal of accrued contingent consideration	—	(4,320)

Total operating costs	63,548	55,702

Loss from operations	(16,441)	(7,787)
Other expenses:
Other expense	(905)	(477)
Interest expense	(10,036)	(5,131)

Net loss before income taxes	(27,382)	(13,395)
Income tax expense	(49)	—

Net loss	(27,431)	(13,395)
Current dividends on convertible preferred stock	(8,951)	(8,963)

Net loss attributable to common stockholders	(36,382)	(22,358)

Other comprehensive income (loss):
Foreign currency translation	26	(18)

Comprehensive loss	$(27,405)	$(13,413)

Net loss per share, basic and diluted	$(8.74)	$(7.03)

Shares used in computing net loss per share, basic and diluted	4,164,863	3,181,985

See accompanying notes to consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders' Deficit

Years Ended December 31, 2015 and 2014

(In thousands, except for share data)

	Redeemable Convertible Series A Preferred stock		Redeemable Convertible Series B Preferred stock
					Redeemable Convertible Series C Preferred stock
							Common Stock			Accumulated Other Comprehensive Income (Loss)
									Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balances at December 31, 2013	9,588,891	$17,425	45,431,125	$63,543	48,455,687	$59,435	2,690,389	$—	$(26,677)	$—	$(67,736)	$45,990
Exercise of common stock options	—	—	—	—	—	—	555,212	—	66	—	—	66
Issuance of Series C preferred stock, net of issuance costs of $9	—	—	—	—	1,441,775	1,754	—	—	—	—	—	1,754
Accretion of dividends on Series A preferred stock	—	938	—	—	—	—	—	—	(938)	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	4,442	—	—	—	—	(4,442)	—	—	—
Accretion of dividends on Series C preferred stock	—	—	—	—	—	4,787	—	—	(4,787)	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	257	—	—	257
Foreign currency translation	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	—	—	—	—	(13,395)	(13,395)

Balances at December 31, 2014	9,588,891	18,363	45,431,125	67,985	49,897,462	65,976	3,245,601	—	(36,521)	(18)	(81,131)	34,654
Exercise of common stock options	—	—	—	—	—	—	1,019,561	—	123	—	—	123
Beneficial conversion feature associated with issuance of convertible notes	—	—	—	—	—	—	—	—	3,325	—	—	3,325
Accretion of dividends on Series A preferred stock	—	938	—	—	—	—	—	—	(938)	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	4,442	—	—	—	—	(4,442)	—	—	—
Accretion of dividends on Series C preferred stock	—	—	—	—	—	4,577	—	—	(4,577)	—	—	—
Conversion of preferred stock	—	—	(24,543)	(37)	(12,280,128)	(17,307)	1,230,466	—	17,344	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	472	—	—	472
Foreign currency translation	—	—	—	—	—	—	—	—	—	26	—	26
Net loss	—	—	—	—	—	—	—	—	—	—	(27,431)	(27,431)

Balances at December 31, 2015	9,588,891	$19,301	45,406,582	$72,390	37,617,334	$53,246	5,495,628	$—	$(25,214)	$8	$(108,562)	$11,169

See accompanying notes to consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(In thousands)

	2015	2014
Cash flows from operating activities:
Net loss	$(27,431)	$(13,395)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,060	7,321
Amortization of deferred financing costs	886	300
Noncash interest expense	4,560	353
Change in fair value of warrant liability	(49)	(133)
Provision for doubtful accounts receivable	387	478
Change in inventory reserve	(54)	(163)
Stock based compensation	472	257
Foreign exchange on short-term intercompany loans	531	—
Change in contingent consideration	—	(4,320)
Loss on sale and disposition of equipment	—	183
Changes in operating assets and liabilities:
Change in restricted cash	(396)	(237)
Accounts receivable	1,268	(7,111)
Due from related party	107	454
Inventory	(6,352)	4,306
Prepaid expenses and other assets	(342)	(619)
Accounts payable and accrued expenses	512	4,478
Payable to related party	1,449	2,960

Net cash used in operating activities	(16,392)	(4,888)

Cash flows from investing activities:
Purchases of property and equipment	(4,763)	(2,796)
Purchase of intangibles and other assets	(2,019)	(1,464)
Acquisition of assets	(144)	(1,824)

Net cash used in investing activities	(6,926)	(6,084)

Cash flows from financing activities:
Proceeds from exercise of stock options	123	66
Proceeds from long-term debt	50,000	—
Proceeds from the issuance of convertible notes	22,166	—
Proceeds from issuance of Series C preferred stock, net of issuance costs	—	1,754
Payments of deferred financing costs	(1,088)	—
Payment of debt	(37,717)	(12,500)

Net cash provided by (used in) financing activities	33,484	(10,680)
Effect of exchange rate changes on cash	(216)	(18)

Net increase (decrease) in cash and cash equivalents	9,950	(21,670)
Cash and cash equivalents at beginning of year	11,765	33,435

Cash and cash equivalents at end of year	$21,715	$11,765

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,965	$4,424
Cash paid for income taxes	49	—
Supplemental disclosure of non-cash investing and financing activity:
Warrants issued with long-term debt	$1,951	$—
Accretion of dividends on preferred stock	9,957	—
Forfeiture of dividends upon conversion of preferred stock to common	(2,304)	10,167
Beneficial conversion feature on convertible notes	3,325	—

See accompanying notes to consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In thousands, except for share data)

(1) Organization and Business Description

        Apollo Endosurgery, Inc. is a Delaware corporation with both domestic and foreign wholly-owned subsidiaries. Throughout these Notes "Apollo" and the "Company" refer to Apollo Endosurgery, Inc. and its consolidated subsidiaries.

        Apollo develops and distributes minimally invasive surgical products for bariatric and gastrointestinal procedures. The Company's core products include the Lap-Band® adjustable gastric banding system, Orbera® intra-gastric balloon system, and the OverStitchTM endoscopic suturing system. All devices are regulated by the United States Food and Drug Administration (the "FDA") or an equivalent regulatory body outside the United States. The Company's products are sold throughout the world with principal markets in the United States of America, Europe, Australia, Canada and Brazil. The Company also has a manufacturing facility located in Costa Rica.

(2) Significant Accounting Policies

(a)   Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(b)   Reclassification

        Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

(c)   Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the consolidated financial statements. Significant items subject to such estimates and assumptions include intangibles and long-lived assets, stock compensation, deferred tax asset valuation, accounts receivable, inventory and warrant liability.

(d)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with a remaining maturity at date of purchase of three months or less to be cash equivalents.

(e)   Restricted Cash

        The Company entered into irrevocable letters of credit with three banks to secure obligations under lease agreements and performance based obligations. These letters of credit total $871 and $484 and are recorded in restricted cash on the balance sheet as of December 31, 2015 and 2014, respectively.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

(f)    Accounts Receivable

        The Company generally extends credit to certain customers without requiring collateral. The Company provides an allowance for doubtful accounts based on management's evaluation of the collectability of accounts receivable. Accounts receivable are written off when it is determined amounts are uncollectible. The recorded allowance for doubtful accounts was $630 and $384 as of December 31, 2015 and 2014, respectively. Accounts receivable of $141 and $13 were written off during the years ended December 31, 2015 and 2014, respectively.

(g)   Revenue Recognition

        The Company's principal source of revenue is from the sale of its products. Revenue is recognized when evidence of an arrangement exists, fees are fixed or determinable, collection of the fees is reasonably assured, and delivery or customer acceptance of the product has occurred and no other significant obligations remain. Generally, these conditions are met under the Company's agreements with most customers upon product shipment.

        Prior to the transition of the international commercial operations (refer to note 3), the Company recognized license fee revenue paid by Allergan on a net basis.

        Customers generally have the right to return or exchange products purchased from the Company for up to ninety days from the date of product shipment. At the end of each period end, the Company determines the extent to which its revenues need to be reduced to account for expected returns and exchanges and a reserve is recorded against revenue recognized.

        Amounts billed to customers related to shipping and handling are included in revenues. Shipping and handling costs are included in cost of goods sold when related to revenue producing activities.

(h)   Property and Equipment

        Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Major renewals and betterments are capitalized. Validation costs (including materials and labor) that are required to bring the machinery to working condition are capitalized. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

(i)    Business Combinations

        Assets acquired and liabilities assumed as part of a business acquisition are recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired also requires management to make estimates, which are based on all available information and, in some cases, assumptions with respect to the timing and amount of future revenue and expenses associated with an asset.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

(j)    Goodwill and Other Intangible Assets

        Goodwill is not amortized but is tested annually for impairment or more frequently if impairment indicators exist. The Company adopted accounting guidance related to annual and interim goodwill impairment tests which allows the Company to first assess qualitative factors before performing a quantitative assessment of the fair value of a reporting unit. If it is determined on the basis of qualitative factors that the fair value of the reporting unit is more likely than not less than the carrying amount, a quantitative impairment test is required. The Company's evaluation of goodwill completed during the years ended December 31, 2015 and 2014 resulted in no impairment losses.

        Definite-lived intangible assets consist of customer relationships, product technology, trade names, patents and trademarks which are amortized over their estimated useful lives. Costs to extend the lives of and renew patents and trademarks are capitalized when incurred.

(k)   Valuation of Long-Lived Assets

        Long-lived assets, including definite-lived intangible assets, are monitored and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment charge is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. No impairment losses were recorded during the years December 31, 2015 and 2014.

(l)    Research and Development

        Research and development costs are expensed as incurred.

(m)  Medical Device Excise Tax

        Effective as of January 1, 2013, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, imposed a medical device excise tax (MDET) of 2.3% on any entity that manufactures or imports certain medical devices offered for sale in the United States. The Company accounts for the MDET as a component of sales and marketing expense within operating expense and recognized approximately $754 and $966 during the years ended December 31, 2015 and 2014, respectively. In December 2015, the medical device tax was suspended for two years and thus no tax will be imposed during 2016 and 2017.

(n)   Fair Value Measurements

        The carrying amounts of the Company's financial instruments, which primarily include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their fair

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

values due to their short maturities. Based on borrowing rates currently available to the Company for debt with similar terms, the carrying value of the Company's debt approximates fair value.

        The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1: Observable inputs such as quoted prices in active markets;

  Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

  Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

        The Company issued preferred stock and common stock warrants in connection with the senior-secured credit facility (see note (10)(a)) and convertible notes to consortium of lenders (see note (10)(b)). As these warrants have "down-round" price protection, they are recorded as a warrant liability and re-measured on the Company's reporting date at fair value. The fair value of the warrants, classified within the Level 3 designation, is determined using the Black-Scholes option pricing model and is affected by changes in inputs to that model including our stock price, expected stock price volatility, the contractual term, and the risk-free interest rate. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

	Year Ended December 31,
	2015		2014
	Carrying Value	Level 3 Fair Value	Carrying Value	Level 3 Fair Value
Warrants	$2,912	$2,912	$1,009	$1,009

(o)   Stock-based Compensation Plans

        The Company recognizes compensation costs for all stock-based awards based upon each award's estimated fair value as determined on the date of grant. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock option awards. The Black-Scholes option-pricing model requires management to make various assumptions, including valuing the Company's common stock which was done by an independent valuation firm using a blend of an income approach, market approach and cost approach. Compensation cost is recognized on a straight-line basis over the respective vesting period of the award.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

(p)   Income Taxes

        The Company accounts for deferred income taxes using the liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Temporary differences are then measured using the enacted tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more-likely than-not to be realized. Determining the appropriate amount of valuation allowance requires management to exercise judgment about future operations.

        In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related consolidated financial statement implications. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense.

(q)   Inventory

        Inventory is stated at the lower of cost or market, net of any allowances. Charges for obsolete inventory are based on specific identification of obsolete inventory items and an analysis of inventory items approaching expiration date. We record estimated obsolescence charges to cost of sales. The Company's inventories are stated using the weighted average cost approach, which approximates actual costs.

(r)   Advertising

        The Company expenses advertising costs as incurred. The Company incurred approximately $2,319 and $3,430 in advertising costs during the years ended December 31, 2015 and 2014, respectively.

(s)   Foreign Currency

        The Company is exposed to foreign currency exchange risk as foreign subsidiaries generally operate in local currencies other than the U.S. Dollar, which is the Company's reporting currency. The Company translates their foreign assets and liabilities at exchange rates in effect at the balance sheet dates, and the revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. Exchange rate fluctuations on short-term intercompany loans are included in other expense in the consolidated statement of operations and comprehensive loss.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

(t)    Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. In July 2015, the FASB approved a one-year deferral of this standard, with a revised effective date for fiscal years beginning after December 15, 2017. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. The Company has not yet selected a transition method and continue to evaluate the effect of the standard on its ongoing financial reporting.

        In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management's plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016, but allows early adoption. The Company will continue to monitor if this standard will have any impact on current disclosures in the financial statements.

        We have adopted the provisions of ASU 2015 03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a reduction of the carrying value of the debt instead of being classified as a deferred charge. As retrospective application is required by these standards, December 31, 2015 and 2014 have been adjusted with no material impact, respectively.

        In July 2015, the FASB, issued ASU No. 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), which simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for the Company on January 1, 2017. The Company does not expect the adoption of ASU 2015-11 will have a material impact on its consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. The ASU eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. The ASU is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. The effect that the ASU will have on our consolidated financial statements will be dependent upon any measurement-period adjustments identified in future periods.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The ASU simplifies the presentation and requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The ASU is effective for nonpublic entities for annual periods beginning after December 15, 2017. This update will not have a material impact on the presentation of the Company's consolidated balance sheet.

        In February 2016, the FASB issued ASU 2016-02, Leases. The ASU requires that lessees recognize lease assets and liabilities for those leases classified as operating leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public companies, and fiscal years beginning after December 15, 2019, for nonpublic companies. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

(3) Acquisitions

        On June 3, 2015, the Company entered into a purchase agreement to acquire the shares of Starhealth Distribuidora (Starhealth) in Brazil for $144. Starhealth included certain business licenses needed for conducting business in Brazil. As a result of the transaction, the Company recorded $144 of intangible assets in the form of business licenses which are being amortized over one year.

        On December 2, 2013, the Company entered into an asset purchase agreement to acquire the bariatric assets of Allergan, Inc. (Allergan) which was accounted for as a taxable asset acquisition for tax purposes. Pursuant to the purchase agreement, the Company paid $62,460 and agreed to pay future contingent consideration, and the seller purchased $15,000 of Series C preferred stock for cash. Additionally, certain contingent payments are due if (1) U.S. Lap-Band® revenues exceeded certain thresholds in the initial three years following the acquisition date, or (2) Orbera® Post-Market Approval from the FDA was received in the United States prior to December 2, 2015. The Company initially valued this contingent consideration at $9,320 based on management's expectation of achieving the above milestones. In 2014, the contingent consideration value was reduced by $4,320 since the Company believed that it was highly unlikely that the U.S. Lap-Band® revenues would exceed the thresholds in any of the initial three years. The $4,320 change was recorded in operating expenses in the consolidated statement of operations and comprehensive loss. Orbera® Post-Market Approval was received on August 6, 2015.

        The Lap-Band® and Orbera® products (bariatric products) were manufactured by Allergan until transition to the Company which terminated on December 2, 2015. A manufacturing fee of 115% of the cost to manufacture the Lap-Band® and Orbera® product was charged to the Company. The Company recorded inventory purchases of $13,555 and $6,282 related to the manufacturing agreement during 2015 and 2014, respectively.

        Allergan distributed the Lap-Band® and Orbera® products outside of the United States and continued to employ all employees that support those sales until transition to the Company, which occurred in Canada, Australia and all direct selling markets in Europe prior to December 2, 2014, with Latin America transition following on December 2, 2015. Distribution relationships and contracts that related to sales of the Lap-Band® and Orbera® products outside of the United States transitioned to

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(3) Acquisitions (Continued)

the Company prior to December 2, 2015. For the rights to distribute the Company's Lap-Band® and Orbera® products, the Company was paid a license fee and recognized $2,624 and $10,526 of licensing fee revenue related to this distribution agreement during 2015 and 2014, respectively.

        World-wide technical research and development product support for the Lap-Band® and Orbera® products was provided until transition to the Company on December 2, 2015. The Company recognized in research and development $1,240 and $1,869 of related expense under this transition agreement during 2015 and 2014, respectively.

        Customer service, logistics and warehousing services for customer orders in the United States was provided for a flat fee of $43 per month through October 2014. The Company recognized $405 of related expense under this transition agreement during 2014.

(4) Concentrations

        Consolidated financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. At December 31, 2015, the Company's cash and cash equivalents and restricted cash are held in deposit accounts at three different banks totaling $22,586. The Company has not experienced any losses in such accounts, and management does not believe the Company is exposed to any significant credit risk. Management further believes that the concentration of credit risk in the Company's accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms, and the high level of creditworthiness of its customers. The Company continually evaluates the status of each of its customers, but generally requires no collateral.

        The Company does not have any customers that compromised a concentration greater than 5% of the Company's total accounts receivable as of December 31, 2015. Two customers individually contributed 6% and 7% of the Company's revenues in 2015. One customer comprised 9% of the Company's total accounts receivable as of December 31, 2014, and 9% of the Company's revenues in 2014.

(5) Inventory

        Inventory consists of the following as of December 31:

	2015	2014
Finished goods	$13,021	6,487
Less inventory reserve	(228)	(282)

Total inventory, net	$12,793	6,205

        At December 31, 2015 and 2014, the inventory reserve included $22 and $251 of inventory costs that are in excess of the market price for certain products.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(6) Property and Equipment

        Property and equipment consists of the following as of December 31:

	Depreciable Lives	2015	2014
Equipment	5 years	$2,070	1,641
Furniture, fixtures and tooling	4 - 8 years	3,429	2,979
Computer hardware	3 - 5 years	1,063	824
Leasehold improvements	3 - 5 years	919	398
Construction in process		4,365	1,388

		11,846	7,230
Less accumulated depreciation		(3,874)	(2,649)

Property and equipment, net		$7,972	4,581

        The Company recorded depreciation expense of $1,225 and $1,139 for the years ended December 31, 2015 and 2014, respectively. During the year ended December 31, 2014, the Company recorded an impairment charge of $183, which is recorded in other expense, related to OverStitchTM tooling that became worthless as a newer tooling line was built to support a change in suppliers. There were no impairments for the year ended December 31, 2015. The Company capitalized interest of $269 and $30 for the years ended December 31, 2015 and 2014, respectively related to our manufacturing facility in Costa Rica.

(7) Intangible Assets

        Intangible assets consist of the following as of December 31:

	Useful Life	2015	2014
Customer relationships	9 years	$30,300	30,300
Lap-Band technology	10 years	15,500	15,500
Orbera technology	12 years	4,600	4,600
Trade names	10 years	7,900	7,900
Patents and trademarks	5 years	2,907	1,651
Other	1 - 4 years	1,460	478

		62,667	60,429
Less accumulated amortization		(13,680)	(6,845)

		$48,987	53,584

        Amortization expense related to the above intangible assets was $6,835 and $6,182 during 2015 and 2014, respectively.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(7) Intangible Assets (Continued)

        Amortization for the next five years is as follows:

2016	$7,262
2017	6,974
2018	6,862
2019	6,516
2020	6,211
Thereafter	15,162

Total	$48,987

(8) Accrued Expenses

        Accrued expenses consist of the following as of December 31:

	2015	2014
Accrued compensation and travel	$3,447	$3,043
Accrued professional service fees	608	1,021
Accrued returns and rebates	453	676
Accrued insurance, property and sales taxes	618	486
Accrued interest	155	—
Deferred rent	173	171
Other	1,092	435

Total accrued expenses	$6,546	$5,832

(9) Convertible Notes

        Convertible notes consist of the following as of December 31:

2015
Convertible notes	$22,166
Interest accrued	513

22,679
Discount	(2,073)
Deferred financing costs	(108)

$20,498

        From July through November 2015, the Company entered into various convertible note purchase agreements which resulted in gross proceeds of $22,166. The notes accrue interest at a rate of 6% per annum which are added to the outstanding amount until conversion. The notes have an optional voluntary conversion feature in which the holder can convert into the Company's Series C preferred stock at a rate of 115% times the sum of the outstanding principal and unpaid accrued interest at the

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(9) Convertible Notes (Continued)

issuance price of $1.2223 per share on or after July 29, 2016. Alternatively, the notes will convert into common stock or preferred stock equal to a range of 115% to 150% of the sum of outstanding principal and interest upon certain contingent qualifying events such as a public offering or liquidation event. The intrinsic value of this beneficial conversion feature was $3,325 and is recorded as additional paid-in capital on the statement of stockholders' deficit and as a debt discount which accretes to interest expense through the first optional conversion date of July 29, 2016. At December 31, 2015, the unamortized discount related to the beneficial conversion feature was $2,073. The unamortized discount will be fully amortized at July 29, 2016.

(10) Long-Term Debt

        Long-term debt consists of the following as of December 31:

	2015	2014
Senior secured credit facility	$50,000	$—
Payment-in-kind interest	1,679	217
Notes with a consortium of lenders	—	37,500

Long-term debt	51,679	37,717
Discount on long-term debt	(1,606)	(771)
Deferred financing costs	(768)	(674)

Long-term debt	$49,305	$36,272

(a)   Senior Secured Credit Facility

        On February 27, 2015, the Company entered into a senior secured credit facility (the "Credit Facility") with a lender to borrow $50,000 which is payable in a lump sum on February 27, 2020. The Credit Facility is secured by all of the Company's assets and has priority over all other debt. The Credit Facility bears interest at 10.5% per annum. In the first year, 7% cash interest is paid quarterly and 3.5% is payment-in-kind which is added to the outstanding debt. After March 15, 2016, the full 10.5% will be payable in cash on a quarterly basis. An additional 2% of the outstanding amount will be due at end of the loan term. The Company is accruing this additional payment-in-kind interest as interest expense using the effective interest rate method. The Company used $39.5 million of these proceeds to pay off the outstanding long-term debt to the consortium of lenders discussed below. The Credit Facility includes covenants and terms that place certain restrictions on the Company's ability to incur additional debt, incur additional liens, make investments, effect mergers, declare or pay dividends, sell assets, engage in transactions with affiliates, or make capital expenditures. The Credit Facility also includes financial covenants including minimum consolidated quarterly revenue, consolidated debt to revenue ratio and minimum cash balances. During 2015, the Company was required to hold a minimum of $5 million of cash. During the first quarter of 2015, the Company was not in compliance with a debt covenant under the Credit Facility and received a waiver from the lender. The Company amended the

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(10) Long-Term Debt (Continued)

Credit Facility in March 2016 and amended its debt covenants. As of December 31, 2015 the Company was in compliance with these amended debt covenants.

        In connection with the Credit Facility, the Company granted a warrant to purchase a total of 2,850,000 shares of common stock with an exercise price of $1.2223 per share. The warrant is exercisable at the option of the holder at any time and expires on February 7, 2022. The fair value of the warrant issued was $1,951 using the Black-Scholes model and is recorded as warrant liability on the balance sheet and as a debt discount which is being amortized to interest expense over the term of the related note payable using the interest method. At December 31, 2015, the unamortized discount related to this warrant was $1,606. This warrant is still outstanding at December 31, 2015. The Company reduced the warrant liability by $24 at December 31, 2015 to reflect fair value with an offsetting credit to interest expense.

(b)   Note with a Consortium of Lenders

        In November 2013, the Company entered into a credit agreement with a consortium of lenders to borrow $50,000. Amounts outstanding under this credit agreement bear interest at 8.25% and were collateralized by all assets of the Company. Loan commitment fees related to this transaction of $750, plus legal fees of $241 were capitalized as other noncurrent assets and were being amortized to interest expense over the note term of 60 months using the interest method. The outstanding balance under the credit agreement was prepaid in February 2015, including prepayment penalties of $1,795, which were included in interest expense. Unamortized deferred financing costs of $641 were written off in February 2015 when the debt was repaid.

        In connection with the credit agreement, the Company granted a warrant to purchase a total of 1,227,195 shares of Series C preferred stock with an exercise price of $1.2223 per share. The warrant is exercisable at the option of the holder at any time and expire on November 30, 2020. The fair value of the warrant issued was $1,142 using the Black-Scholes model and is recorded as warrant liability on the balance sheet and as a debt discount which was being amortized to interest expense over the term of the related note payable using the interest method until the debt was refinanced and unamortized discount was written off to interest expense. This warrant is still outstanding at December 31, 2015. The Company reduced the warrant liability by $25 and $133 at December 31, 2015 and December 31, 2014 respectively to reflect fair value with an offsetting credit to interest expense.

(11) Preferred Stock

        At December 31, 2015, the Company has authorized 107,574,742 shares of preferred stock, of which 10,006,345 shares are designated as Series A convertible preferred stock ("Series A"), 45,431,126 shares are designated as Series B convertible preferred stock ("Series B") and 52,137,271 shares are designated as Series C convertible preferred stock ("Series C"). As of December 31, 2015, the Company had outstanding 9,588,891 shares of Series A, 45,406,582 shares of Series B and 37,617,334 shares of Series C. All shares authorized have a par value of $0.0001 per share.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(11) Preferred Stock (Continued)

        On August 27, 2014, in connection with a follow-on Series C rights offering, the Company received gross proceeds of $1,763 from existing investors. The proceeds were recorded net of issuance costs of $9.

        Under the terms of the July 2015 convertible note offering, any preferred stockholder not electing to participate would be subject to automatic conversion of all shares of preferred stock held by such stockholder into shares of common stock at a rate of ten to one shares. Two preferred stockholders, including Allergan, elected not to participate in the offering resulting in the conversion of 12,304,671 shares of preferred stock into 1,230,466 shares of common stock.

        The Company's preferred stock has the following characteristics:

(a)   Liquidation Preference

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of preferred stock are entitled to receive, prior and in preference to any payment or distribution and setting apart for payment or distribution of any of the assets or surplus funds of the Company to the holders of the common stock and to the holders of any equity securities ranking junior to the preferred stock with respect to the liquidation, an amount equal to $1.2223 (original issue price) per share plus all accrued or declared but unpaid dividends (preferred stock liquidation preference).

(b)   Voting

        The preferred stockholders have the right to one vote for each share of common stock into which the holder's preferred stock could then be converted.

(c)   Redemption

        At any time after December 1, 2017, the holders of at least 65% of the outstanding preferred stock may elect to require the Company to redeem the outstanding preferred stock in three equal annual installments if no obligations remain outstanding under the credit agreement referred to in footnote 10(a), or consent is received from the lenders to the Credit Facility.

        The Company's Series A, Series B and Series C is classified as mezzanine equity and is shown net of issuance costs and inclusive of cumulative dividends. The difference in carrying value and redemption value resulting from issuance costs to the investor is accreted over the redemption period using the effective interest method. Additional dividends are accrued at the stated rate each period so that the mezzanine equity carrying value will equal its redemption value at the date the equity is redeemable and are recorded on the declaration date at fair market value. When, and if, it becomes probable that redemption will occur, the amount due to holders upon redemption would be reclassified to a liability in the balance sheet.

        The redemption price would be equal to the preferred stock liquidation preference as of the redemption date. At December 31, 2015, the redemption values are as follows: Series A $19,482, Series B $73,620 and Series C $53,527.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(11) Preferred Stock (Continued)

(d)   Conversion

        Any holder of shares of preferred stock may convert all or any portion of these shares into a number of shares of common stock computed by multiplying the number of shares of preferred stock to be converted by the sum of the original issue price and all declared or accrued and unpaid dividends on such shares, and dividing the result by the preferred stock conversion price then in effect. At December 31, 2015, the conversion price was $1.2223. The conversion price is adjustable downward if the Company issues certain common stock, common stock options, or similar instruments that allow for the purchase of such stock at a price lower than the then-current conversion price. Exempt securities, as defined in the Certificate of Incorporation, are not considered to be an issuance of additional shares of common stock or similar instruments.

        All of the outstanding shares of preferred stock will be converted into common stock at the preferred stock conversion price then in effect upon the earlier of (i) immediately prior to the time of and subject to the closing and funding of a qualified public offering, as defined, or (ii) the election of the holders of at least 65% of the then outstanding shares of preferred stock. In the event of a qualified public offering, the preferred stock shareholders may elect to receive any accumulated unpaid dividends in the form of common stock or cash.

(e)   Dividends

        Holders of the outstanding shares of preferred stock are entitled to receive dividends out of any assets legally available for payment of cumulative dividends at the annual rate of 8%, prior and in preference to any declaration or payment of any dividends for securities ranking junior to the preferred stock shares. Dividends on each share of the preferred stock are cumulative and accrue on each share from day to day until paid, whether or not earned or declared by the Board of Directors and whether or not there are any profits, surplus, or other funds legally available for dividends. All accrued but unpaid dividends on each share are payable in cash upon the liquidation, dissolution, or winding up of the Company. Accrued unpaid dividends were $33,476 and $25,718 as of December 31, 2015 and 2014, respectively.

        Under the terms of the July 2015 convertible note offering, any preferred stockholder not electing to participate would be subject to automatic conversion of all shares of preferred stock held by such stockholder into shares of common stock at a rate of ten to one shares. Two stockholders elected not to participate in the offering resulting in the forfeiture of accumulated dividends of $2,304 associated with the converted shares of preferred stock.

(f)    Warrants

        In connection with equity and debt financings prior to 2013, the Company issued warrants to previous lenders and stockholders to purchase a total of 417,454 shares of Series A preferred stock and 24,543 shares of Series C preferred stock. The warrants have an exercise price of $1.22 per share and expire between June 2018 and June 2021. These warrants are outstanding as of December 31, 2015.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(12) Common Stock

        At December 31, 2015, the Company has authorized 137,926,726 shares of common stock. All shares authorized have a par value of $0.0001 per share. The Company has reserved common shares for issuance upon the exercise of the authorized and issued common stock options, common stock warrants and conversion of preferred stock.

        In connection with the June 2013 financing, the Company issued warrants to existing stockholders to purchase 4,090,646 shares of common stock with an exercise price of $0.01 per share. The warrants expire on June 8, 2018, and are outstanding as of December 31, 2015.

(13) Stock Option Plan

        The Company's 2006 Equity Incentive Plan (the "2006 Plan") allows that employees, consultants, and nonemployee directors of the Company may be granted incentive stock options or nonqualified stock options to purchase shares of the Company's common stock. Options to date have been granted to employees at 100% of the fair value at the date of the grant. The fair value, vesting period, and expiration dates of the options granted are determined by the Board of Directors at the time of grant. The maximum term of options granted under the 2006 Plan is ten years from the date of grant. Options generally vest over a period of time, typically not more than 5 years. The Company also has the right of first refusal for any proposed disposition of shares under the 2006 Plan.

        In July 2014, the Company's Board of Directors authorized an increase in the authorized number of shares reserved for issuance under the 2006 Plan to a total of 23,390,961.

        The fair value for options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	2015	2014
Risk free interest rate	1.63% - 1.87%	1.83% - 2.01%
Expected dividend yield	—%	—%
Estimated volatility	79.2 - 89.0%	58.9% - 71.8%
Expected life	5.5 to 6.1 years	6.1 years

        The weighted average fair value per share of options granted during the years ended December 31, 2015 and 2014 was $0.18 and $0.19, respectively.

        The 2006 Plan is administered by the Compensation Committee of the Board of Directors which has the authority to determine the terms and conditions under which options and restricted stock will be granted, including the number of shares, option price, vesting schedule and term. Under certain circumstances, the Company may repurchase previously granted options or shares issued upon the exercise of a previously granted option.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(13) Stock Option Plan (Continued)

        A summary of the status of the 2006 Plan as of December 31, 2015 and changes from December 31, 2013 through December 31, 2015 is presented below.

	Options	Exercise Price	Weighted Average Exercise Price
Options outstanding, December 31, 2013	6,955,912	$0.10 - $0.12	$0.12
Options granted	12,967,181	0.19	0.19
Options forfeited	(2,798,125)	0.10 - 0.19	0.18
Options exercised	(555,212)	0.10 - 0.12	0.12

Options outstanding, December 31, 2014	16,569,756	0.10 - 0.19	0.16
Options granted	3,453,500	0.10 - 0.19	0.18
Options forfeited	(2,099,292)	0.10 - 0.19	0.18
Options exercised	(1,012,478)	0.10 - 0.19	0.12

Options outstanding, December 31, 2015	16,911,486	0.10 - 0.19	0.17

        At December 31, 2015, the Company has 16,911,486 options outstanding with a weighted-average remaining contractual life of 7.6 years. The Company has 7,273,006 options exercisable with a remaining contractual life of 6.3 years and a weighted-average exercise price of $0.15 per share at December 31, 2015. The options exercised during 2015 and 2014, respectively had an aggregate intrinsic value of $48 and $0.

        The Company has granted 2,425,730 options to purchase common shares that will vest upon the Company's achievement of certain global revenue and EBITDA targets for calendar years 2016 and 2017. These performance targets are not deemed probable and thus no amounts have been recognized associated with these amounts.

        Unrecognized grant date fair value of options was approximately $1,829 at December 31, 2015, with a remaining amortization period of less than four years. The Company recorded $472 and $257 for stock compensation cost for the years ended December 31, 2015 and 2014, respectively.

(14) Commitments

(a)   Lease Commitments

        The Company has entered into various lease agreements for its operating facilities in Texas and California, the manufacturing facility located in Costa Rica, and for office spaces in the United Kingdom, Australia, Italy and Brazil.

        Lease expense for the years ended December 31, 2015 and 2014 was $930 and $541, respectively. The total amount of lease payments is being charged to expense using the straight-line method over the term of the lease.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(14) Commitments (Continued)

        At December 31, 2015, minimum rental commitments under non-cancelable operating leases aggregated $4,000 for the Company. Amounts payable over the next five years are as follows:

2016	$1,071
2017	979
2018	692
2019	473
2020	457

(b)   Purchase Commitment

        In July 2015, the Company entered into a purchase agreement contract with a supplier to purchase a minimum of $327 of raw materials over a three-year period beginning July 16, 2015.

(c)   Risk Management

        The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(d)   Employment Agreements

        Certain executive officers are entitled to payments if they are terminated without cause or as a result of a change in control. Upon termination without cause, and not as a result of death or disability, each of such officers is entitled to receive a payment of base salary for three to twelve months following termination of employment and such officer will be entitled to continue to receive coverage under medical and dental benefit plans for three to twelve months or until such officer is covered under a separate plan from another employer. Upon a termination other than for cause or for good reason within 12 months following a change in control, each of such officers will be entitled to the same benefits as upon termination without cause and will also be entitled to certain acceleration of such officer's outstanding unvested options at the time of such termination.

(e)   Litigation

        Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's consolidated financial position, results of operations or cash flows.

(15) Defined Contribution Pension Plan

        The Company sponsors a defined contribution plan for employees. The cost of this plan, including employer contributions, was $555 and $446 for the years ended December 31, 2015 and 2014 respectively.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(16) Income Taxes

        Significant components of the Company's deferred taxes at December 31 are as follows:

	2015	2014
Deferred tax assets (liabilities):
Capitalized transaction costs	$742	$800
Depreciable assets	(230)	131
Intangible assets	1,741	826
Inventory valuation	173	94
Research and development credit	2,522	1,962
Other	1,162	776
Net operating loss carryforwards	35,780	26,402

Total net deferred tax assets	41,890	30,991
Less valuation allowance	(41,890)	(30,991)

Deferred tax assets (liabilities)	$—	$—

        The Company has established a valuation allowance equal to the total net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history and potential limitations pursuant to changes in ownership under Internal Revenue Code Section 382. The valuation allowance increased by $10,899 during the year ended December 31, 2015, primarily as a result of changes in net operating loss.

        As of December 31, 2015, the Company has no unrecognized tax benefits or accrued interest or penalties associated with uncertain tax positions.

        The Company's provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	2015	2014
Tax at U.S. statutory rate of 34%	$(9,327)	$(4,554)
State taxes, net of deferred benefit	(628)	(465)
Foreign tax rate differential	775	—
Foreign taxes	49	—
Permanent differences	269	3,105
Contingent purchase price	(1,625)	—
Interest expense	—	(2,845)
Research and development tax credit	(345)	(1,364)
Other	(18)	—
Change in valuation allowance	10,899	6,123

Income tax expense	$49	$—

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(16) Income Taxes (Continued)

        As of December 31, 2015, the Company had federal net operating loss carryforwards of approximately $100,438 which will expire in varying amounts beginning in 2025 if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years. The Company had state net operating loss carryforwards of approximately $37,473 which will begin to expire in varying amounts beginning in 2019. The Company had foreign net operating losses of approximately $2,572 of which $27 have an indefinite carryforward. The remaining amount of $2,545 begin to expire in varying amounts beginning in 2021, if not utilized.

(17) Net Loss Per Share Attributable to Common Stockholders

        For the years ended December 31, 2015 and 2014, the basic and diluted net loss per common share presented in the consolidated statement of operations and comprehensive loss is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Net loss attributable to common stockholders is computed by deducting current dividends on convertible preferred stock from net loss. Potentially dilutive shares, which include convertible preferred stock, warrants for the purchase of common and preferred stock, and options outstanding under the Company's equity incentive plans, are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

        Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	Year Ended December 31
	2015	2014
Preferred stock	120,000,686	125,958,054
Warrants for common and preferred stock	8,609,838	5,759,838
Common stock options	16,911,486	16,569,756

	145,522,009	148,287,647

(18) Related Party Transactions

        Transitional services for manufacturing, distribution and technical product support were provided by Allergan (see note 3). The Company owed Allergan $1,205 for transitional services and $3,750 for purchases of inventory that are recorded in payable to related parties at December 31, 2015. Additionally, Allergan has 1,227,194 shares of common stock as of December 31, 2015.

        The Company's outside legal counsel is an investor of the Company in the Series B preferred stock and convertible notes. General and administrative expense includes $569 and $635 related to legal services performed in 2015 and 2014, respectively. Payable to related parties includes $116 at December 31, 2015 for amounts outstanding.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015 and 2014

(In thousands, except for share data)

(19) Liquidity and Capital Resources

        The Company has experienced operating losses and debt covenant violations since inception and has an accumulated deficit of $108,562 as of December 31, 2015. To date, the Company has funded its operating losses and acquisitions through private equity offerings and the issuance of debt instruments. The Company's ability to fund future operations and satisfy its ongoing debt covenant requirements will depend upon its level of future operating cash flow and its ability to access additional funding through either equity offerings, issuances of debt instruments or both. On February 27, 2015, the Company entered into a Credit Facility (see note 10(a)) which requires the Company to meet minimum revenue requirements each quarter and provides a cure provision in the event this requirement is not met. If the Company is not able to meet its ongoing quarterly minimum revenue requirements, the repayment of the Credit Facility could be accelerated at the lender's discretion. The Company believes its existing cash and cash equivalents will be sufficient to meet liquidity and capital requirements for a reasonable period of time.

(20) Subsequent Events

        The Company has evaluated subsequent events that occurred after December 31, 2015 through April 28, 2016, the date the consolidated financial statements were available to be issued.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except for share data)

	June 30, 2016	December 31, 2015
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,774	$21,715
Accounts receivable, net of allowances of $434 and $630	11,943	10,498
Inventory, net	12,212	12,793
Prepaid expenses and other current assets	1,160	2,081

Total current assets	36,089	47,087
Restricted cash	787	871
Property and equipment, net	7,595	7,972
Goodwill	184	184
Intangible assets, net	46,239	48,987
Other assets	70	87

Total assets	$90,964	$105,188

Liabilities, Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$5,015	$4,684
Accrued expenses	7,091	6,546
Payable to related parties	5,965	5,074
Contingent consideration	—	5,000

Total current liabilities	18,071	21,304
Warrant liability	2,696	2,912
Convertible notes	23,030	20,498
Long-term debt	50,072	49,305

Total liabilities	93,869	94,019

Commitments and contingencies
Redeemable preferred stock; 92,612,807 outstanding shares at June 30, 2016 and December 31, 2015	149,454	144,937
Stockholders' deficit:
Common stock; 5,808,754 and 5,495,628 outstanding shares at June 30, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	(29,488)	(25,214)
Accumulated other comprehensive income	1,213	8
Accumulated deficit	(124,084)	(108,562)

Total stockholders' deficit	(152,359)	(133,768)

Total liabilities, redeemable preferred stock and stockholders' deficit	$90,964	$105,188

See accompanying notes to unaudited interim condensed consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data)

(Unaudited)

	Six months ended June 30
	2016	2015
Revenues	$33,551	$35,299
Cost of sales	14,103	10,471

Gross margin	19,448	24,828

Operating expenses:
Sales and marketing	16,817	19,442
General and administrative	4,943	5,695
Research and development	3,204	5,234
Amortization of intangible assets	3,600	3,243

Total operating expenses	28,564	33,614

Loss from operations	(9,116)	(8,786)
Other expenses:
Other income (expense)	(859)	(229)
Interest expense	(5,348)	(5,390)

Net loss before income taxes	(15,323)	(14,405)
Income tax expense	(199)	—

Net loss	(15,522)	(14,405)
Current dividends on convertible preferred stock	(4,517)	(4,491)

Net loss attributable to common stock holders	(20,039)	(18,896)

Other comprehensive income:
Foreign currency translation	1,205	69

Comprehensive loss	$(14,317)	$(14,336)

Net loss per share, basic and diluted	$(3.50)	$(5.71)

Shares used in computing net loss per share, basic and diluted	5,727,157	3,307,464

See accompanying notes to unaudited interim condensed consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders' Deficit

Year ended June 30, 2016

(In thousands, except for share data)

(Unaudited)

	Redeemable Convertible Series A Preferred Stock		Redeemable Convertible Series B Preferred Stock		Redeemable Convertible Series C Preferred Stock
							Common Stock			Accumulated Other Comprehensive Income
									Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balances at December 31, 2015	9,588,891	$19,301	45,406,582	$72,390	37,617,334	$53,246	5,495,628	$—	$(25,214)	$8	$(108,562)	$11,169
Exercise of common stock options	—	—	—	—	—	—	313,126	—	36	—	—	36
Accretion of dividends on Series A preferred stock	—	468	—	—	—	—	—	—	(468)	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	2,215	—	—	—	—	(2,215)	—	—	—
Accretion of dividends on Series C preferred stock	—	—	—	—	—	1,834	—	—	(1,834)	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	207	—	—	207
Foreign currency translation	—	—	—	—	—	—	—	—	—	1,205	—	1,205
Net loss	—	—	—	—	—	—	—	—	—	—	(15,522)	(15,522)

Balances at June 30, 2016	9,588,891	$19,769	45,406,582	$74,605	37,617,334	$55,080	5,808,754	$—	$(29,488)	$1,213	$(124,084)	$(2,905)

See accompanying notes to unaudited interim condensed consolidated financial statements.

APOLLO ENDOSURGERY, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands, except for share data)

(Unaudited)

	Six month ended June 30
	2016	2015
Cash flows from operating activities:
Net loss	$(15,522)	$(14,405)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,385	3,886
Amortization of deferred financing costs	184	733
Non-cash interest expense	3,113	1,347
Change in fair value of warrant liability	(216)	—
Provision for doubtful accounts receivable	123	148
Change in inventory reserve	3,215	30
Stock based compensation	207	248
Foreign exchange on short-term intercompany loans	892	(145)
Changes in operating assets and liabilities:
Change in restricted cash	84	37
Accounts receivable, net	(1,498)	(2,926)
Inventory, net	(2,657)	(2,695)
Prepaid expenses and other assets	964	517
Accounts payable and accrued expenses	2,074	(904)

Net cash used in operating activities	(4,652)	(14,129)

Cash flows from investing activities:
Purchases of property and equipment	(572)	(1,969)
Purchases of intangibles	(809)	(842)

Net cash used in investing activities	(1,381)	(2,811)

Cash flows from financing activities:
Proceeds from exercise of stock options	36	13
Payment of debt	—	(37,717)
Payment of contingent consideration	(5,000)	—
Payments of deferred financing costs	—	(903)
Proceeds from long-term debt	—	50,000

Net cash provided by (used in) financing activities	(4,964)	11,393

Effect of exchange rate changes on cash	56	(64)
Net decrease in cash and cash equivalents	(10,941)	(5,611)
Cash and cash equivalents at beginning of year	21,715	11,765

Cash and cash equivalents at end of year	$10,774	$6,154

Supplemental disclosure of noncash financing activity:
Warrants issued with long-term debt	$—	$1,951
Accretion of dividends on preferred stock	4,517	5,087

See accompanying notes to unaudited interim condensed consolidated financial statements.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands, except for share data)

(1) Organization and Business Description

        Apollo Endosurgery, Inc. is a Delaware corporation with both domestic and foreign wholly-owned subsidiaries. Throughout these Notes "Apollo" and the "Company" refer to Apollo Endosurgery, Inc. and its consolidated subsidiaries.

        Apollo develops and distributes minimally invasive surgical products for bariatric and gastrointestinal procedures. The Company's core products include the Lap-Band® adjustable gastric banding system, OrberaTM intra-gastric balloon system, and the OverStitchTM endoscopic suturing system. All devices are regulated by the United States Food and Drug Administration (the "FDA") or an equivalent regulatory body outside the United States. The Company's products are sold throughout the world with principal markets in the United States of America, Europe, Australia, Canada and Brazil. The Company also has a manufacturing facility located in Costa Rica.

(2) Significant Accounting Policies

(a)   Basis of Presentation

        The Company prepared its interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). They do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying condensed consolidated financial statements include the Company's accounts and the accounts of its wholly-owned subsidiaries. The Company has eliminated all intercompany balances and transactions.

        The Company has made estimates and judgments affecting the amounts reported in its condensed consolidated financial statements and the accompanying notes. The actual results that the Company experiences may differ materially from the Company's estimates. The accounting estimates that require the Company's most significant, difficult and subjective judgments include intangibles and long-lived assets, valuation of inventory, allowance for doubtful accounts, stock compensation, deferred tax asset valuation, and warrant liability valuation.

(b)   Unaudited Interim Results

        In management's opinion, the unaudited financial information for the interim periods presented includes all adjustments necessary for a fair presentation of the results of operations, financial position, and cash flows. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year. This interim information should be read in conjunction with the audited consolidated financial statements in the Company's Annual Consolidated Financial Statements for the year ended December 31, 2015.

(c)   Recent Accounting Pronouncements

        We have adopted the provisions of Accounting Standards Update ("ASU") 2015 03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a reduction of the carrying value of the debt instead of being classified as a deferred charge. As retrospective application is required by these standards, June 30, 2016 and December 31, 2015 have been adjusted with no material impact, respectively.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

        In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014 09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in GAAP. In July 2015, the FASB approved a one year deferral of this standard, with a revised effective date for annual and interim reporting in fiscal years beginning after December 15, 2017. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company is evaluating the effect that ASU 2014 09 will have on our consolidated financial statements and related disclosures. The Company has not yet selected a transition method and continue to evaluate the effect of the standard on our ongoing financial reporting.

        In August 2014, the FASB issued ASU 2014 15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management's plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016.

        In July 2015, the FASB, issued ASU No. 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), which simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 will be effective for the Company on January 1, 2017. The Company does not expect the adoption of ASU 2015-11 will have a material impact on its consolidated financial statements.

        In November 2015, the FASB issued ASU 2015 17, Balance Sheet Classification of Deferred Taxes. The ASU simplifies the presentation and requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The ASU is effective for public entities for annual and interim periods beginning after December 15, 2016. This update will not have a material impact on the presentation of the Company's consolidated balance sheet.

        In February 2016, the FASB issued ASU 2016 02, Leases. The ASU requires that lessees recognize lease assets and liabilities for those leases classified as operating leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public companies. The Company is evaluating the effect that ASU 2016 02 will have on its consolidated financial statements and related disclosures.

        In March 2016, the FASB issued guidance on accounting for certain aspects of share-based payments to employees. The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. Furthermore, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The guidance also allows companies to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting, clarifying that all cash payments

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(2) Significant Accounting Policies (Continued)

made on an employee's behalf for withheld shares should be presented as a financing activity in the consolidated statements of cash flows and provides an accounting policy election to account for forfeitures as they occur. The provisions of the guidance are effective for fiscal years beginning after December 15, 2016, but allows early adoption. The Company is currently evaluating the effect that this guidance will have on the consolidated financial statements.

(3) Concentrations

        Consolidated financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. At June 30, 2016, the Company's cash and cash equivalents and restricted cash are held in deposit accounts at three different banks totaling $11,561. The Company has not experienced any losses in such accounts, and management does not believe the Company is exposed to any significant risk. Management further believes that the concentration of credit risk in the Company's accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms, and the high level of creditworthiness of its customers. The Company continually evaluates the status of each of its customers, but generally requires no collateral.

        One customer individually contributed 12.4% of the Company's revenues for the six months ended June 30, 2015.

(4) Contingent Consideration

        A contingent consideration payment of $5,000 was paid on May 26, 2016 pursuant to the terms of the 2013 asset acquisition for obtaining OrberaTM Pre-Market Approval.

(5) Inventory

        Inventory consists of the following as of:

	June 30, 2016	December 31, 2015
	(unaudited)
Finished goods	$11,617	$13,021
Raw materials	$4,038	$—
Less inventory reserve	(3,443)	(228)

Total inventory, net	$12,212	$12,793

        The Company recorded an inventory impairment charge of $3,215 in June 2016 consisting of $1,994 of estimated obsolescence charges for raw materials transferred in June 2016 in accordance with the 2013 asset acquisition manufacturing support agreement and $1,221 related to expiring finished goods products.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(6) Intangible Assets

        Intangible assets consist of the following as of:

	June 30, 2016	December 31, 2015
	(unaudited)
Original cost	$63,519	$62,667
Less accumulated amortization	(17,280)	(13,680)

Intangible assets, net	$46,239	$48,987

        Amortization expense related to the above intangible assets was $3,600 and $3,243 during the six months ended June 30, 2016 and 2015, respectively.

(7) Convertible Notes

        Convertible notes consist of the following as of:

	June 30, 2016	December 31, 2015
	(unaudited)
Convertible notes	$22,166	$22,166
Payment-in-kind interest	1,176	513

	23,342	22,679
Discount	(296)	(2,073)
Deferred financing costs	(16)	(108)

	$23,030	$20,498

(8) Long-Term Debt

        Long-term debt consists of the following as of:

	June 30, 2016	December 31, 2015
	(unaudited)
Senior secured credit facility	$50,000	$50,000
Payment-in-kind interest	2,161	1,679

Long-term debt	52,161	51,679
Discount	(1,413)	(1,606)
Deferred financing costs	(676)	(768)

Long-term debt	$50,072	$49,305

        During the second quarter of 2016, the Company was not in compliance with a debt covenant under the senior secured credit facility and received a waiver from the lender.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(9) Stock Options

        A summary of the status of the Company's 2006 Stock Option Plan as of June 30, 2016 and changes for the six months ended June 30, 2016 is presented below:

	Options	Exercise price	Weighted average exercise price
Options outstanding, December 31, 2015	16,911,486	$0.10 - $0.19	$0.17
Options granted	1,203,500	0.10	0.10
Options forfeited	(354,450)	0.10 - 0.19	0.13
Options exercised	(313,126)	0.12 - 0.19	0.12

Options outstanding, June 30, 2016	17,447,410	0.10 - 0.19	0.16

        At June 30, 2016, the Company has 17,447,410 options outstanding with a weighted average remaining contractual life of 6.7 years. The Company has 8,405,293 options exercisable with a remaining contractual life of 6.6 years and a weighted average exercise price of $0.15 per share at June 30, 2016. The options exercised during the six months ended June 30, 2016 and 2015 had an aggregate intrinsic value of $0 for both periods.

        The Company has granted 2,425,730 options to purchase common shares that will vest upon the Company's achievement of certain global revenue and EBITDA targets for calendar years 2016 and 2017. These performance targets are not deemed probable and thus no amounts have been recognized associated with these amounts.

        Unrecognized grant date fair value of options was approximately $819 at June 30, 2016, with a remaining amortization period of less than four years. The Company recorded $207 and $248 for stock compensation cost for the six months ended June 30, 2016 and 2015, respectively.

(10) Other Income (Expense)

        Other expense includes unrealized foreign-exchange loss of $892 and a gain of $145 for the six months ended June 30, 2016 and 2015, respectively, on short-term intercompany loans of foreign subsidiaries denominated in U.S. dollars.
(11) Income Taxes

        The provision for income taxes for the six months ended June 30, 2016 and 2015 includes both domestic and foreign income taxes at applicable statutory rates. The provision primarily consists of foreign income taxes.

        The Company has established a valuation allowance equal to the total net domestic deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history.

        As of June 30, 2016, the Company has no unrecognized tax benefits or accrued interest or penalties associated with uncertain tax positions.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(12) Net Loss Per share Attributable to Common Stockholders

        Basic and diluted net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Net loss attributable to common stock is computed by deducting current dividends on convertible preferred stock from net loss. Potentially dilutive shares, which include convertible preferred stock, warrants for the purchase of common and preferred stock, and options outstanding under the Company's equity incentive plans, are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

        Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	Six Months Ended June 30
	2016	2015
Preferred stock	123,695,048	130,120,259
Warrants for common and preferred stock	8,609,838	8,609,838
Common stock options	17,447,410	18,235,692

	149,752,295	155,865,789

(13) Liquidity and Capital Resources

        The Company has experienced operating losses and non-compliance with its debt covenants since inception and has an accumulated deficit of $124,084 as of June 30, 2016. To date, the Company has funded its operating losses and acquisitions through private equity offerings and the issuance of debt instruments. The Company's ability to fund future operations and satisfy its ongoing debt covenant requirements will depend upon its level of future operating cash flow and its ability to access additional funding through either equity offerings, issuances of debt instruments or both if needed. The Company's senior secured credit facility requires the Company to meet minimum revenue requirements each quarter and provides a cure provision in the event this requirement is not met. If the Company is not able to meet its ongoing quarterly minimum revenue requirements and is otherwise unable to access additional equity or exercise the cure provision available to it, the repayment of the senior secured credit facility could be accelerated at the lender's discretion. The Company believes its existing cash and cash equivalents including the contemplated financing in conjunction with the merger agreement noted below will be sufficient to meet liquidity and capital requirements for a reasonable period of time.

(14) Subsequent Events

        The Company has evaluated subsequent events that occurred after June 30, 2016 through October 11, 2016, the date the condensed consolidated financial statements were available to be issued. In August 2016, the Company approved the 2016 Equity Incentive plan, which replaced the previous 2006 Stock Option Plan which expired in May 2016. The new plan is structured similar to the previous plan.

APOLLO ENDOSURGERY, INC.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

(In thousands, except for share data)

(14) Subsequent Events (Continued)

        On September 8, 2016, the Company entered into a merger agreement with Lpath, Inc, in which the stockholders of the Company would become the majority owners of Lpath, Inc. The proposed merger remains subject to certain conditions, including the approval of Lpath stockholders. If approved, upon closing of the transaction, Lpath will be renamed Apollo Endosurgery Inc. In conjunction with the merger, $29 million of common stock will be issued to existing investors of the Company prior to consummation of this merger, as contemplated by a securities purchase agreement.

        On October 10, 2016, the Company entered into a Fourth Amendment to the Credit Agreement in connection with the merger agreement and securities purchase agreement discussed above. The amendment amends and restates certain clauses within the debt agreement to conform to public company standards as well as adjusts the financial covenants as follows:

  •
  Quarterly revenue requirement increasing from $15.7 million to $25.0 million from September 30, 2016 through February 27, 2020; and

  •
  Minimum debt to revenue ratio decreasing from 0.80 to 0.40 from September 30, 2016 through February 27, 2020.

        This agreement also requires the repayment of $11.0 million of the debt upon the closing of the merger.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of September 8, 2016, by and among LPATH, INC., a Delaware corporation ("Lpath"), LPATH MERGER SUB, INC., A Delaware corporation and wholly-owned subsidiary of Lpath ("Merger Sub"), and APOLLO ENDOSURGERY, INC., a Delaware corporation ("Buyer"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

        A.    Lpath and Buyer intend to effect a merger of Merger Sub with and into Buyer (the "Merger") in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Buyer will become a wholly-owned subsidiary of Lpath.

        B.    The parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

        C.    The Board of Directors of Lpath (i) has determined that the Contemplated Transactions are fair to, and in the best interests of, Lpath and its stockholders, (ii) has deemed advisable and approved this Agreement, the Contemplated Transactions, the issuance of shares of Lpath Common Stock to the stockholders of Buyer pursuant to the terms of this Agreement, the change of control of Lpath, and the other actions contemplated by this Agreement, (iii) has approved the Reverse Split, and (iv) has determined to recommend that the stockholders of Lpath vote to approve the issuance of shares of Lpath Common Stock to the stockholders of Buyer pursuant to the terms of this Agreement, the change of control of Lpath, the Reverse Split and such other actions as contemplated by this Agreement.

        D.    The Board of Directors of Merger Sub (i) has determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Merger Sub and its stockholders, (ii) has deemed advisable and approved this Agreement, the Contemplated Transactions and the other transactions contemplated by this Agreement; and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

        E.    The Board of Directors of Buyer (i) has determined that the Contemplated Transactions are advisable and fair to, and in the best interests of, Buyer and its stockholders, (ii) has deemed advisable and approved this Agreement, the Contemplated Transactions and the other transactions contemplated by this Agreement; and (iii) has determined to recommend that the stockholder of Buyer vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

        F.     In order to induce Buyer to enter into this Agreement and to cause the Contemplated Transactions to be consummated, the officers and directors of Lpath listed on Schedule A hereto (solely in their capacities as stockholders) are executing support agreements in favor of Buyer concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the "Lpath Stockholder Support Agreements").

        G.    In order to induce Lpath to enter into this Agreement and to cause the Contemplated Transactions to be consummated, the officers, directors and 5% or greater stockholders (together with their Affiliates) of Buyer listed on Schedule B hereto (solely in their capacities as stockholders) are executing support agreements in favor of Lpath concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the "Buyer Stockholder Support Agreements").

        H.    It is expected that within two (2) Business Days after the Form S-4 Registration Statement is declared effective under the Securities Act, the holders of shares of Buyer Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and Buyer's Certificate of Incorporation will execute and deliver an action by written consent in a form reasonably acceptable to Lpath.

        I.     Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Lpath to enter into this Agreement, certain investors have executed the Securities Purchase Agreement in the form attached hereto as Exhibit D with Buyer pursuant to which such investors have agreed to purchase certain shares of Buyer Common Stock prior to the Closing in connection with the Concurrent Financing.

        The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

        1.1    Structure of the Merger.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Buyer, and the separate existence of Merger Sub shall cease. Buyer will continue as the surviving corporation in the Merger (the "Surviving Corporation").

        1.2    Effects of the Merger.    The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

        1.3    Closing; Effective Time.    Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Contemplated Transactions (the "Closing") shall take place at the offices of Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Lpath and Buyer may mutually agree in writing. The date on which the Closing actually takes place is referred to as the "Closing Date." At the Closing, the Parties hereto shall cause the Contemplated Transactions to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Lpath and Buyer (the "Certificate of Merger"). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Lpath and Buyer (the time as of which the Merger becomes effective being referred to as the "Effective Time").

        1.4    Certificate of Incorporation and Bylaws; Directors and Officers.    At the Effective Time:

        (a)   the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

        (b)   the Certificate of Incorporation of Lpath shall be identical to the Certificate of Incorporation of Lpath as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Lpath shall file one or more amendments to its Certificate of Incorporation to (i) change the name of Lpath to "Apollo Endosurgery, Inc." (the "Corporate Name Change") and (ii) effect the Reverse Split (to the extent applicable and necessary).

        (c)   the Bylaws of the Surviving Corporation shall be identical to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws; and

        (d)   the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub as set forth in Section 5.14, after giving effect to the provisions of Section 5.14.

        1.5    Conversion of Buyer Shares, Options and Warrants.

        (a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Lpath, Merger Sub, Buyer or any stockholder of Lpath or Buyer:

            (i)  any Buyer Capital Stock held as treasury stock or held or owned by Buyer, Merger Sub or any Subsidiary of Buyer immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

           (ii)  subject to Section 1.5(c), each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Lpath Common Stock equal to the Exchange Ratio.

        (b)   If any shares of Buyer Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Buyer, then the shares of Lpath Common Stock issued in exchange for such Buyer Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such Lpath Common Stock shall accordingly be marked with appropriate legends. Buyer shall take all actions that may be necessary to ensure that, from and after the Effective Time, Lpath is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

        (c)   No fractional shares of Lpath Common Stock shall be issued in connection with the Contemplated Transactions, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Buyer Common Stock who would otherwise be entitled to receive a fraction of a share of Lpath Common Stock (after aggregating all fractional shares of Lpath Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Lpath Common Stock on The NASDAQ Capital Market (or such other NASDAQ market on which the Lpath Common Stock then trades) on the date the Contemplated Transactions become effective.

        (d)   All Buyer Options outstanding immediately prior to the Effective Time under the Prior Plan and the Equity Incentive Plan and all Buyer Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Lpath Common Stock or warrants to purchase Lpath Common Stock, as applicable, in accordance with Section 5.5.

        (e)   Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

        (f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Buyer Capital Stock or Lpath Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split (including the Reverse Split), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Buyer Capital Stock, Buyer Options and Buyer Warrants the same economic effect as contemplated by this Agreement prior to such event.

        1.6    Closing of Buyer's Transfer Books.    At the Effective Time: (a) all shares of Buyer Common Stock, other than Dissenting Shares, outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Buyer Common Stock, other than Dissenting Shares, that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Buyer; and (b) the stock transfer books of Buyer shall be closed with respect to all shares of Buyer Common Stock, other than Dissenting Shares, outstanding immediately prior to the Effective Time. No further transfer of any such shares of Buyer Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Buyer Common Stock, other than Dissenting Shares, including any valid certificate representing any Buyer Preferred Stock previously converted into Buyer Common Stock in connection with the Preferred Stock Conversion, outstanding immediately prior to the Effective Time (a "Buyer Stock Certificate") is presented to the Exchange Agent or to the Surviving Corporation, such Buyer Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

        1.7    Surrender of Certificates.

        (a)   On or prior to the Closing Date, Lpath and Buyer shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Contemplated Transactions (the "Exchange Agent"). At the Effective Time, Lpath shall deposit with the Exchange Agent: (i) certificates representing the Lpath Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Lpath Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

        (b)   At or before the Effective Time, Buyer will deliver to Lpath a true, complete and accurate listing of all record holders of Buyer Stock Certificates at the Effective Time, including the number and class of shares of Buyer Capital Stock held by such record holder, and the number of shares of Lpath Common Stock such holder is entitled to receive pursuant to Section 1.5. Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Buyer Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Lpath may reasonably specify (including a provision confirming that delivery of Buyer Stock Certificates shall be effected, and risk of loss and title to Buyer Stock Certificates shall pass, only upon delivery of such Buyer Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Buyer Stock Certificates in exchange for certificates representing shares of Lpath Common Stock. Upon surrender of a Buyer Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Lpath: (A) the holder of such Buyer Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Lpath Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional shares of Lpath Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Buyer Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Buyer Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of

Lpath Common Stock (and cash in lieu of any fractional shares of Lpath Common Stock). If any Buyer Stock Certificate shall have been lost, stolen or destroyed, Buyer may, in its discretion and as a condition precedent to the delivery of any shares of Lpath Common Stock, require the owner of such lost, stolen or destroyed Buyer Stock Certificate to provide an applicable affidavit with respect to such Buyer Stock Certificate.

        (c)   No dividends or other distributions declared or made with respect to Lpath Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Buyer Stock Certificate with respect to the Lpath Common Stock that such holder has the right to receive in the Contemplated Transactions until such holder surrenders such Buyer Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

        (d)   Any portion of the Exchange Fund that remains undistributed to holders of Buyer Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Lpath upon demand, and any holders of Buyer Stock Certificates who have not theretofore surrendered their Buyer Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Lpath for satisfaction of their claims for Lpath Common Stock, cash in lieu of fractional shares of Lpath Common Stock and any dividends or distributions with respect to shares of Lpath Common Stock.

        (e)   Each of the Exchange Agent and Lpath shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Buyer Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

        (f)    No party to this Agreement shall be liable to any holder of any Buyer Stock Certificate or to any other Person with respect to any shares of Lpath Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

        1.8    Appraisal Rights.

        (a)   Notwithstanding any provision of this Agreement to the contrary, shares of Buyer Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Buyer Capital Stock in accordance with the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Buyer Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Buyer Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the number of shares of Lpath Common Stock equal to the Exchange Ratio attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

        (b)   Buyer shall give Lpath prompt written notice of any demands by dissenting stockholders received by Buyer, withdrawals of such demands and any other instruments served on Buyer and any material correspondence received by Buyer in connection with such demands.

        1.9    Further Action.    If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Buyer, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Buyer, Merger Sub and otherwise) to take such action.

        1.10    Tax Consequences.    For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a "plan of reorganization" within the meaning of Section 1.368-2(g) of the Treasury Regulations.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Lpath as follows, except as set forth in the written disclosure schedule delivered by Buyer to Lpath (the "Buyer Disclosure Schedule"). The Buyer Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2. The disclosures in any section or subsection of the Buyer Disclosure Schedule shall qualify other sections and subsections in this Article 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Buyer Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Buyer Material Adverse Effect, or is outside the Ordinary Course of Business.

        2.1    Subsidiaries; Due Organization; Etc.

        (a)   Buyer has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Buyer Disclosure Schedule (the "Buyer Subsidiaries"); and neither Buyer nor any of the other Entities identified in Part 2.1(a) of the Buyer Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Buyer Disclosure Schedule. Buyer has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Buyer has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

        (b)   Each of Buyer and the Buyer Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

        (c)   Each of Buyer and the Buyer Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Buyer Material Adverse Effect.

        2.2    Certificate of Incorporation; Bylaws; Charters and Codes of Conduct.    Buyer has delivered to Lpath accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto, for Buyer and each Buyer Subsidiary. Neither Buyer nor any Buyer Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

        2.3    Capitalization, Etc.

        (a)   The authorized capital stock of Buyer as of the date of this Agreement consists of (i) 139,393,738 shares of common stock, $0.0001 par value, of which 5,833,754 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 107,574,742 shares of Buyer Preferred Stock, 10,006,345 of which have been designated Series A Preferred Stock, 45,431,126 of which have been designated Series B Preferred Stock, and 52,137,271 of which have been designated Series C Preferred Stock. There are 9,588,891 issued and outstanding shares of Series A Preferred Stock as of the date of this Agreement, 45,406,583 issued and outstanding shares of Series B Preferred Stock as of the date of this Agreement, and 37,617,334 issued and outstanding shares of Series C Preferred Stock as of the date of this Agreement. Except as set forth in Part 2.3(a) of the Buyer Disclosure Schedule, the authorized capital stock of Buyer as of immediately prior to the Closing shall consist of 246,968,480. Buyer does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Buyer Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a)(i) of the Buyer Disclosure Schedule, none of the outstanding shares of Buyer Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Buyer Capital Stock is subject to any right of first refusal in favor of Buyer. Except as contemplated herein or as set forth in Part 2.3(a) of the Buyer Disclosure Schedule, there is no Buyer Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Buyer Capital Stock. Buyer is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Buyer Capital Stock or other securities. Part 2.3(a)(ii) of the Buyer Disclosure Schedule accurately and completely describes all repurchase rights held by Buyer with respect to shares of Buyer Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

        (b)   Except for the Apollo Endosurgery, Inc. 2006 Stock Option Plan (the "Prior Plan") and the 2016 Equity Incentive Plan (the "Equity Incentive Plan"), and except as set forth in Part 2.3(b) of the Buyer Disclosure Schedule, Buyer does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Buyer has reserved 23,110,967 shares of Buyer Common Stock for issuance under the Prior Plan. Of such reserved shares of Buyer Common Stock, 2,103,288 shares have been issued pursuant to the exercise of outstanding options, 19,511,431 shares have been granted and are currently outstanding and none are available for future issuance pursuant to the Prior Plan. Buyer has reserved 21,319,756 shares of Buyer Common Stock for issuance under the Equity Incentive Plan. Of such reserved shares of Buyer Common Stock, no shares have been issued pursuant to the exercise of outstanding options, options to purchase 585,000 shares have been granted and are currently outstanding, 19,511,431 shares are subject to outstanding options under the Prior Plan and are eligible to be counted as Returning Shares (as defined in the 2016 Plan) and 1,198,325 shares remain available for future issuance pursuant to the Equity Incentive Plan. Part 2.3(b) of the Buyer Disclosure Schedule sets forth the following information with respect to each Buyer Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Buyer Common Stock subject to such Buyer Option at the time of grant; (C) the number of shares of Buyer Common Stock subject to such Buyer Option as of the date of this Agreement; (D) the exercise price of such Buyer Option; (E) the date on which such Buyer Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares; (G) the date on which such Buyer Option expires; and (H) whether such Buyer Option is an "incentive stock option" (as defined in the Code) or a non-qualified stock option. Buyer has made available to Lpath an accurate and complete copy of the Equity Incentive Plan and forms of all stock option agreements approved for use thereunder. No vesting of Buyer Options will accelerate in connection with the closing of the Contemplated Transactions.

        (c)   Except for the outstanding Buyer Options as set forth in Section 2.3(b), for the warrants identified on Part 2.3(c) of the Buyer Disclosure Schedule (the "Buyer Warrants") or as set forth on Part 2.3(c) of the Buyer Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Buyer or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Buyer or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Buyer or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Buyer or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Buyer or any of its Subsidiaries.

        (d)   All outstanding shares of Buyer Capital Stock, as well as all options, warrants and other securities of Buyer, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Buyer has delivered to Lpath accurate and complete copies of all Buyer Warrants. Except as identified on Part 2.3(c) of the Buyer Disclosure Schedule, there are no warrants to purchase capital stock of Buyer outstanding on the date of this Agreement.

        2.4    Financial Statements.

        (a)   Part 2.4(a) of the Buyer Disclosure Schedule includes true and complete copies of (i) Buyer's audited consolidated balance sheets at December 31, 2014 and December 31, 2015, (ii) the Buyer Unaudited Interim Balance Sheet, (iii) Buyer's audited consolidated statements of income, cash flow and stockholders' equity for the years ended December 31, 2014 and December 31, 2015, and (iv) Buyer's unaudited statements of income, cash flow and stockholders' equity for the six months ended June 30, 2016 (collectively, the "Buyer Financials"). The Buyer Financials (i) were prepared in accordance with United States generally accepted accounting principles ("GAAP") (except as may be indicated in the footnotes to such Buyer Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis with Buyer's past practice unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial condition and operating results of Buyer and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

        (b)   Each of Buyer and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Buyer and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

        (c)   Part 2.4(c) of the Buyer Disclosure Schedule lists, and Buyer has delivered to Lpath accurate and complete copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Buyer or any of its Subsidiaries since January 1, 2014.

        (d)   Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Buyer, Buyer's Board of Directors or any committee thereof. Since January 1, 2014, neither Buyer nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Buyer and the Buyer Subsidiaries, (ii) any fraud, whether or not material, that involves Buyer's management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Buyer and the Buyer Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

        2.5    Absence of Changes.    Except as set forth on Part 2.5 of the Buyer Disclosure Schedule, between June 30, 2016 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement:

        (a)   there has not been any Buyer Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect;

        (b)   there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Buyer or any Buyer Subsidiary (whether or not covered by insurance);

        (c)   Buyer has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, except for the repurchase or reacquisition of shares pursuant to Buyer's rights arising upon an individual's termination as an employee, director or consultant;

        (d)   Buyer has not sold, issued or granted, or authorized the issuance of: (i) any Buyer Capital Stock or other security (except for shares of Buyer Common Stock issued upon the valid exercise of outstanding Buyer Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for the Buyer Options identified in Part 2.3(b) of the Buyer Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except for the Buyer Options identified in Part 2.3(b) of the Buyer Disclosure Schedule);

        (e)   there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Buyer or any Buyer Subsidiary, and neither Buyer nor any Buyer Subsidiary has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (f)    Buyer has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the Equity Incentive Plan; (ii) any Buyer Option or any Contract evidencing or relating to any Buyer Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

        (g)   Neither Buyer nor any Buyer Subsidiary has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

        (h)   Neither Buyer nor any Buyer Subsidiary has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $500,000;

        (i)    Neither Buyer nor any Buyer Subsidiary has changed any of its accounting methods, principles or practices in a material way;

        (j)    Neither Buyer nor any Buyer Subsidiary has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

        (k)   Neither Buyer nor any Buyer Subsidiary has commenced or settled any Legal Proceeding;

        (l)    Neither Buyer nor any Buyer Subsidiary has entered into any material transaction outside the Ordinary Course of Business;

        (m)  Neither Buyer nor any Buyer Subsidiary has acquired any material assets nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Encumbrances of immaterial assets in the Ordinary Course of Business consistent with past practices;

        (n)   there has been no entry into, amendment or termination of any Buyer Material Contract;

        (o)   there has been no (i) material change in pricing or royalties or other payments set or charged by Buyer or any Buyer Subsidiary to its customers or licensees, (ii) agreement by Buyer or any Buyer Subsidiary to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Buyer or any Buyer Subsidiary, or (iii) material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Buyer or any Buyer Subsidiary; and

        (p)   Neither Buyer nor any Buyer Subsidiary has negotiated, agreed or committed to take any of the actions referred to in clauses "(c)" through "(o)" above (other than negotiations between the Parties to enter into this Agreement).

        2.6    Title to Assets.    Each of Buyer and the Buyer Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Buyer or a Buyer Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Buyer Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Buyer or any Buyer Subsidiary; and (iii) liens listed in Part 2.6 of the Buyer Disclosure Schedule.

        2.7    Real Property; Leasehold.    Neither Buyer nor any Buyer Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Buyer Disclosure Schedule which are in full force and effect and with no existing default thereunder.

        2.8    Intellectual Property.

        (a)   Buyer, directly or through a Buyer Subsidiary, owns, or has the right to use, and has the right to bring actions for the infringement of, all Buyer IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Buyer Material Adverse Effect. The Buyer IP Rights are not subject to any Encumbrance.

        (b)   Part 2.8(b) of the Buyer Disclosure Schedule is an accurate, true and complete listing of all Buyer Registered IP.

        (c)   Buyer has delivered, or made available to Lpath, a complete and accurate copy of all Buyer IP Rights Agreements. Neither Buyer nor any Buyer Subsidiary is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Buyer IP Rights or impair the right of Buyer or the Surviving Corporation and its Subsidiaries to use, sell or license any Buyer IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Buyer Material Adverse Effect. With respect to each of the Buyer IP Rights Agreements: (i) each such agreement is valid and binding on Buyer or its Subsidiaries, as applicable, and in full force and effect subject to: (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (y) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) to the Knowledge of Buyer, Buyer has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Buyer nor its Subsidiaries, and to the Knowledge of Buyer, no other party to any such agreement, is in breach or default thereof in any material respect.

        (d)   The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Buyer or any of its Subsidiaries (i) does not violate any license or agreement between Buyer or its Subsidiaries and any third party, and, to the Knowledge of Buyer and its Subsidiaries, (ii) does not infringe or misappropriate any Intellectual Property right of any other party in existence as of the date hereof, which infringement or misappropriation would reasonably be expected to have a Buyer Material Adverse Effect. Buyer has disclosed in correspondence to Lpath the third-party patents and patent applications found during all freedom to operate searches that were conducted by Buyer or its Subsidiaries related to any product or technology currently licensed or sold or under development by Buyer or its Subsidiaries. To the Knowledge of Buyer and its Subsidiaries, no third party is infringing upon, or violating any license or agreement with Buyer or its Subsidiaries relating to, any Buyer IP Rights.

        (e)   There is no current or pending challenge, claim or Legal Proceeding (including to the Knowledge of Buyer, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Buyer IP Rights, nor has Buyer or any of its Subsidiaries received any written notice asserting that any Buyer IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

        (f)    To the Knowledge of Buyer, (i) no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Buyer or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person and (ii) none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Buyer or any of its Subsidiaries has or purports to have an ownership interest has been impaired.

        (g)   Except as set forth in the Contracts listed on Parts 2.8(g) of the Buyer Disclosure Schedule, (i) neither Buyer nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, other than product related indemnification provisions provided to customers in the Ordinary Course of Business, and (ii) neither Buyer nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement. Except as set forth on Part 2.8(g) of the Buyer Disclosure Schedule, to the Knowledge of Buyer, no Buyer IP Right is being infringed by any other Person. Except as set forth on Part 2.8(g) of the Buyer Disclosure Schedule, to the Knowledge of Buyer, since January 1, 2014, Buyer has not received any written notice from a third person claiming that the continuing conduct by Buyer in its Ordinary Course of Business will result in the infringement of any Intellectual Property owned by any third person, except for such instances where any such claim has been final settled or finally decided by a court of competent jurisdiction

        2.9    Agreements, Contracts and Commitments.    Part 2.9 of the Buyer Disclosure Schedule identifies:

        (a)   each Buyer Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangement, other than Buyer Contracts on Buyer's standard form offer letter entered into in the Ordinary Course of Business;

        (b)   each Buyer Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by Buyer or its Subsidiaries on ninety (90) days' notice without liability, except to the extent general principles of wrongful termination law may limit Buyer's, Buyer's Subsidiaries' or such successor's ability to terminate employees at will;

        (c)   each Buyer Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

        (d)   each Buyer Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Buyer and any of its officers or directors;

        (e)   each Buyer Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Buyer, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

        (f)    each Buyer Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $500,000 and not cancelable without penalty;

        (g)   each Buyer Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

        (h)   each Buyer Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Buyer or any Buyer Subsidiary or any loans or debt obligations with officers or directors of Buyer;

        (i)    each Buyer Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Buyer (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Buyer or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Buyer or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Buyer or such Buyer Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any Buyer product, service or technology or any Contract currently in force to sell, distribute or commercialize any Buyer products or service except agreements in the Ordinary Course of Business;

        (j)    each Buyer Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Buyer in connection with the Contemplated Transactions; or

        (k)   any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Buyer (i) which involves payment or receipt by Buyer or its Subsidiaries under any such agreement, contract or commitment of $500,000 or more in the aggregate or obligations after the date of this Agreement in excess of $500,000 in the aggregate, or (ii) that is material to the business or operations of Buyer and its Subsidiaries. Buyer has delivered or made available to Lpath accurate and complete (except for applicable redactions thereto) copies of all Buyer Material Contracts, including all amendments thereto. There are no Buyer Material Contracts that are not in written form. Except as set forth on Part 2.9 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has, nor to Buyer's Knowledge, as of the date of this Agreement has any other party to a Buyer Material Contract, breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Buyer or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a "Buyer Material Contract") in such manner as would permit any other party to cancel or terminate any such Buyer Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Buyer Material Adverse Effect. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Buyer, any Buyer Subsidiary or the Surviving Corporation to any Person under any Buyer Contract.

        2.10    Liabilities.    As of the date hereof, neither Buyer nor any Buyer Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (required to be reflected in the financial statements in accordance with GAAP) (each a "Liability"), except for: (a) Liabilities identified as such in the Buyer Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Buyer or its Subsidiaries since the date of the Buyer Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $500,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Buyer or any Buyer Subsidiary under Buyer Contracts, including the reasonably expected performance of such Buyer

Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Part 2.10 of the Buyer Disclosure Schedule.

        2.11    Compliance; Permits; Restrictions.

        (a)   Buyer and each Buyer Subsidiary are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any Buyer Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon Buyer or any Buyer Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Buyer or any Buyer Subsidiary, any acquisition of material property by Buyer or any Buyer Subsidiary or the conduct of business by Buyer or any Buyer Subsidiary as currently conducted, (ii) may have an adverse effect on Buyer's ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

        (b)   Except for matters regarding the FDA and except as would not reasonably be expected to have a Buyer Material Adverse Effect, Buyer and the Buyer Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Buyer (the "Buyer Permits") as currently conducted. Part 2.11(b) of the Buyer Disclosure Schedule identifies each Buyer Permit. Each of Buyer and each Buyer Subsidiary is in material compliance with the terms of the Buyer Permits, except as would not reasonably be expected to have a Buyer Material Adverse Effect. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Buyer, threatened in writing, which seeks to revoke, limit, suspend, or materially modify any Buyer Permit. The rights and benefits of each material Buyer Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Buyer and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

        (c)   There are no proceedings pending or, to the Knowledge of Buyer, threatened in writing with respect to an alleged material violation by Buyer or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act ("FDCA"), Food and Drug Administration ("FDA") regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug or medical device products ("Drug/Device Regulatory Agency").

        (d)   Buyer and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Buyer or such Subsidiary as currently conducted, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products (the "Buyer Products") (collectively, the "Buyer Regulatory Permits"), except as would not reasonably be expected to have a Buyer Material Adverse Effect, and no such Buyer Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Buyer and each Buyer Subsidiary is in compliance in all material respects with the Buyer Regulatory Permits and has not received any written notice or other written communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Buyer Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Buyer Regulatory Permit. Except for the information and files identified in Part 2.11(d) of the Buyer Disclosure Schedule, Buyer has made available to Lpath all information requested by Lpath in Buyer's or its Subsidiaries' possession or control relating to the Buyer Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Buyer Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

        (e)   All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Buyer or its Subsidiaries or in which Buyer or its Subsidiaries or their respective current products or product candidates, including the Buyer Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.

        (f)    Neither Buyer nor any of the Buyer Subsidiaries is the subject of any pending, or to the Knowledge of Buyer or the Buyer Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Buyer or any of the Buyer Subsidiaries, neither Buyer nor any of the Buyer Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA's "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy, and any amendments thereto. None of Buyer, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Buyer, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Buyer, any Buyer Subsidiary or any of their respective officers, employees or agents.

        2.12    Tax Matters.

        (a)   Buyer and each Buyer Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements on or before the Closing Date. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Buyer nor any Buyer Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Buyer or any Buyer Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

        (b)   All material Taxes due and owing by Buyer or any Buyer Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Buyer and any Buyer Subsidiary have been reserved for on the Buyer Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Buyer Unaudited Interim Balance Sheet, neither Buyer nor any Buyer Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

        (c)   Buyer and each Buyer Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

        (d)   There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Buyer's Unaudited Interim Balance Sheet) upon any of the assets of Buyer or any Buyer Subsidiary. No Governmental Authority has threatened in writing that it is in the process of imposing any lien or Encumbrance for Taxes on either the shares of any of Buyer or any Buyer Subsidiary or the assets of Buyer or any Buyer Subsidiary.

        (e)   No material deficiencies for Taxes with respect to Buyer or any Buyer Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Buyer or any Buyer Subsidiary. No issues relating to Taxes of Buyer or any Buyer Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Buyer has delivered or made available to Lpath complete and accurate copies of all federal income Tax and all other material Tax Returns of Buyer and each Buyer Subsidiary for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer and each Buyer Subsidiary, with respect to federal income Tax and all other material Taxes. Neither Buyer nor any Buyer Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority and no such request to waive or extend is outstanding, nor has any request been made in writing for any such extension or waiver.

        (f)    All material elections with respect to Taxes affecting Buyer or any Buyer Subsidiary as of the date hereof are set forth on Part 2.12(f) of the Buyer Disclosure Schedule. Neither Buyer nor any Buyer Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Buyer or any Buyer Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

        (g)   Neither Buyer nor any Buyer Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        (h)   Neither Buyer nor any Buyer Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

        (i)    Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Buyer) for federal, state, local or foreign Tax purposes. Neither Buyer nor any Buyer Subsidiary has any Liability for the Taxes of any Person (other than Buyer and any Buyer Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

        (j)    Neither Buyer nor any Buyer Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

        (k)   Neither Buyer nor any Buyer Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

        (l)    Neither Buyer nor any Buyer Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Buyer, other arrangement or contract which is treated as a partnership for Tax purposes.

        (m)  Neither Buyer nor any Buyer Subsidiary has entered into any transaction identified as a "listed transaction" for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

        (n)   Neither Buyer nor any Buyer Subsidiary has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        2.13    Employee and Labor Matters; Benefit Plans.

        (a)   The employment of each of the Buyer and Buyer Subsidiary employees is terminable by Buyer or the applicable Buyer Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Buyer has made available to Lpath accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Buyer Associates to the extent currently effective and material.

        (b)   Neither Buyer nor any Buyer Subsidiary is a party to or bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Buyer, seeking to represent any employees of Buyer or any Buyer Subsidiary.

        (c)   Part 2.13(c) of the Buyer Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Buyer or any Buyer Subsidiary (or any trade or business (whether or not incorporated) which is a Buyer Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Buyer, any Buyer Subsidiary or any Buyer Affiliate, or under which Buyer or any Buyer Subsidiary or any Buyer Affiliate has any current or may incur liability after the date hereof (each, a "Buyer Employee Plan").

        (d)   With respect to Buyer Options granted pursuant to the Equity Incentive Plan, (i) each Buyer Option intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies, (ii) each grant of a Buyer Option was duly authorized no later than the date on which the grant of such Buyer Option was by its terms to be effective (the "Grant Date") by all necessary corporate action, including, as applicable, approval by the board of directors of Buyer (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Buyer Option grant was made in accordance with the terms of the Equity Incentive Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Buyer Option was equal to the fair market value of a Buyer Common Share on the applicable Grant Date.

        (e)   Each Buyer Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service.

        (f)    Each Buyer Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including the Code and ERISA, except as would not reasonably be expected to have a Buyer Material Adverse Effect.

        (g)   No Buyer Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Buyer nor any Buyer Subsidiary or Buyer Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Buyer Employee Plan is a Multiemployer Plan, and neither Buyer nor any Buyer Subsidiary or Buyer Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

        (h)   Buyer and each of its Subsidiaries has complied, in all material respects, with all state and federal laws applicable to employees, including COBRA, FMLA, CFRA, HIPAA, the Women's Health and Cancer Rights Act of 1998, the Newborn's and Mothers' Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. Neither Buyer nor any of its Subsidiaries has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

        (i)    Buyer and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Buyer, threatened in writing against Buyer or any of its Subsidiaries relating to any employee, employment agreement or Buyer Employee Plan. There are no pending or, to the Knowledge of Buyer, threatened claims or actions against Buyer, any of its Subsidiaries, any Buyer trustee or any trustee of any Subsidiary under any worker's compensation policy or long-term disability policy. Neither Buyer nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency or governmental authority with respect to employment practices.

        (j)    Part 2.13(j) of the Disclosure Schedule lists all liabilities of Buyer or any of its Subsidiaries to any employee that result from the termination by Buyer or any of its Subsidiaries of such employee's employment or provision of services, a change of control of Buyer, or a combination thereof. Neither Buyer nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Buyer nor any Subsidiary has taken any action which would constitute a "plant closing" or "mass layoff" within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Buyer or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

        2.14    Environmental Matters.    Except as would not reasonably be expected to have a Buyer Material Adverse Effect, Buyer and each Buyer Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Buyer of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Buyer nor any Buyer Subsidiary has received since January 1, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that Buyer or any Buyer Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Buyer, there are no circumstances that may prevent or interfere with Buyer's or any of its Subsidiaries' compliance with any Environmental Law in the future. To the Knowledge of Buyer: (i) no current or prior owner of any property currently or then leased or controlled by Buyer or any of its Subsidiaries has received since January 1, 2014 any written notice or other communication relating to property owned or leased by Buyer or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Buyer or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Buyer nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Buyer Material Adverse Effect.

        2.15    Insurance.

        (a)   Buyer has delivered to Lpath accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Buyer and each Buyer Subsidiary. Each of such insurance policies is in full force and effect and Buyer and each Buyer Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2014, neither Buyer nor any Buyer Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Buyer, there is no pending workers' compensation or other claim under or based upon any insurance policy of Buyer or any Buyer Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Buyer and each Buyer Subsidiary is accurate and complete, except as would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer and each Buyer Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Buyer or any Buyer Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Buyer, informed Buyer or any Buyer Subsidiary of its intent to do so.

        (b)   Buyer has delivered to Lpath accurate and complete copies of the existing policies (primary and excess) of directors' and officers' liability insurance maintained by Buyer and each Buyer Subsidiary as of the date of this Agreement (the "Existing Buyer D&O Policies"). Part 2.15(b) of the Buyer Disclosure Schedule accurately sets forth the most recent annual premiums paid by Buyer and each Buyer Subsidiary with respect to the Existing Buyer D&O Policies.

        2.16    Legal Proceedings; Orders.

        (a)   Except as set forth in Part 2.16 of the Buyer Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Buyer, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Buyer or any of its Subsidiaries, any Buyer Associate (in his or her

capacity as such) or any of the material assets owned or used by Buyer or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the actual knowledge of Buyer, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious Legal Proceeding.

        (b)   There is no order, writ, injunction, judgment or decree to which Buyer or any Buyer Subsidiary, or any of the material assets owned or used by Buyer or any Buyer Subsidiary, is subject. To the Knowledge of Buyer, no officer or other Key Employee of Buyer or any Buyer Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Buyer or any Buyer Subsidiary or to any material assets owned or used by Buyer or any Buyer Subsidiary.

        2.17    Authority; Binding Nature of Agreement.    Buyer and each Buyer Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Buyer (at one or more meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of Buyer and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions; and (c) recommended the adoption and approval of this Agreement by the holders of Buyer Capital Stock. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Lpath, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Buyer Stockholder Support Agreements, the Board of Directors of Buyer approved the Buyer Stockholder Support Agreements and the transactions contemplated thereby.

        2.18    Vote Required.    The affirmative vote of (i) a majority of the shares of the Buyer Preferred Stock and the Buyer Common Stock, voting together as a single class; and (ii) at least 65% of Buyer Preferred Stock voting together as a single class and not as a separate series, and on an as-converted basis, in each case, as outstanding on the record date for the Buyer Stockholder Written Consent and entitled to vote thereon (the "Required Buyer Stockholder Vote") is the only vote of the holders of any class or series of Buyer Capital Stock necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 5.2(a).

        2.19    Non-Contravention; Consents.    Subject to the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Buyer, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

        (a)   contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Buyer or (ii) any resolution adopted by the stockholders, the Board of Directors or any committee of the Board of Directors of Buyer;

        (b)   contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Buyer, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Buyer or its Subsidiaries, or any of the assets owned or used by Buyer or its Subsidiaries, is subject;

        (c)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer or its Subsidiaries or that otherwise relates to the business of Buyer or its Subsidiaries or to any of the material assets owned or used by Buyer or its Subsidiaries;

        (d)   to the Knowledge of Buyer, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Buyer Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Buyer Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Buyer Contract; (iii) accelerate the maturity or performance of any Buyer Contract; or (iv) cancel, terminate or modify any term of any Buyer Contract, except, in the case of any Buyer Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Buyer Contracts, any breach, default, penalty or modification that would not result in a Buyer Material Adverse Effect;

        (e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Buyer or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Buyer); or

        (f)    result in, or increase the likelihood of, the transfer of any material asset of Buyer or its Subsidiaries to any Person.

        Except (i) for any Consent set forth on Part 2.19 of the Buyer Disclosure Schedule under any Buyer Contract, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Buyer nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

        2.20    Bank Accounts.    Part 2.20 of the Buyer Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Buyer or any Buyer Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of August 31, 2016 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

        2.21    No Financial Advisor.    Except as set forth on Part 2.21 of the Buyer Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

        2.22    Disclosure.    The information supplied by Buyer and each Buyer Subsidiary for inclusion in the Proxy Statement (including any Buyer Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

        2.23    No Other Representations or Warranties.    Except for the representations and warranties expressly set forth in this Agreement, neither Buyer nor any other Person on behalf of Buyer makes any express or implied representation or warranty with respect to Buyer or with respect to any other information provided to Lpath or Merger Sub in connection with the transactions contemplated hereby.

        2.24    Disclaimer of Other Representations and Warranties.    Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Lpath and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Buyer or its Representatives is relying on any representation or warranty of Lpath or Merger Sub except for those expressly set forth in this Agreement, and (b) no Person has been authorized by Lpath or Merger Sub to make any representation or warranty relating to Lpath or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by Buyer as having been authorized by Lpath or Merger Sub.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF LPATH

        Lpath and Merger Sub represent and warrant to Buyer as follows, except as disclosed in the Lpath SEC Documents filed or furnished prior to the date of this Agreement or as set forth in the written disclosure schedule delivered by Lpath to Buyer (the "Lpath Disclosure Schedule"). The Lpath Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3. The disclosures in any section or subsection of the Lpath Disclosure Schedule shall qualify other sections and subsections in this Article 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Lpath Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Lpath Material Adverse Effect, or is outside the Ordinary Course of Business.

        3.1    Subsidiaries; Due Organization; Etc.

        (a)   Other than Merger Sub, Lpath has no Subsidiaries, except for the Entities identified in Part 3.1(a) of the Lpath Disclosure Schedule; and neither Lpath nor any of the other Entities identified in Part 3.1(a) of the Lpath Disclosure Schedule own any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Lpath Disclosure Schedule. Lpath has not agreed, nor is obligated to make nor bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Lpath has not been, at any time, a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

        (b)   Each of Lpath and the Lpath Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

        (c)   Each of Lpath and the Lpath Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Lpath Material Adverse Effect.

        3.2    Certificate of Incorporation; Bylaws; Charters and Codes of Conduct.    Lpath has delivered to Buyer accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Lpath and each Lpath Subsidiary. Neither Lpath nor any Lpath Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

        3.3    Capitalization, Etc.

        (a)   The authorized capital stock of Lpath consists of (i) 100,000,000 shares of Lpath Common Stock, par value $0.001 per share, of which 2,368,221 shares were issued and outstanding as of June 30, 2016 (the "Capitalization Date"), and (ii) 15,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the Capitalization Date. Lpath does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Lpath Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Lpath Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Lpath Capital Stock is subject to any right of first refusal in favor of Lpath, other than early exercise rights and rights of repurchases in favor of Lpath with respect to such early exercise rights. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Lpath Disclosure Schedule, there is no Lpath Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Lpath Capital Stock. Lpath is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Lpath Capital Stock or other securities. Part 3.3(a)(ii) of the Lpath Disclosure Schedule accurately and completely describes all repurchase rights held by Lpath with respect to shares of Lpath Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

        (b)   Except for the Lpath Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan"), or except as set forth on Part 3.3(b) of the Lpath Disclosure Schedule, Lpath does not have any stock option plan or any other plan, program, agreement or arrangement other than individual offer letters or employment agreements providing for any equity or equity-based compensation for any Person. Lpath has reserved 300,000 shares of Lpath Common Stock for issuance under the 2005 Plan. Of such reserved shares of Lpath Common Stock, 157,839 shares of Lpath Common Stock may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units as of the Capitalization Date, and 76,948 shares remain available for future issuance pursuant to the 2005 Plan. Part 3.3(b) of the Lpath Disclosure Schedule sets forth the following information with respect to each Lpath Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Lpath Common Stock subject to such Lpath Option at the time of grant; (C) the number of shares of Lpath Common Stock subject to such Lpath Option as of the date of this Agreement; (D) the exercise price of such Lpath Option; (E) the date on which such Lpath Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares; (G) the date on which such Lpath Option expires; and (H) whether such Lpath Option is an "incentive stock option" (as defined in the Code) or a non-qualified stock option. Lpath has made available to Buyer an accurate and complete copy of the 2005 Plan and the forms of all stock option agreements approved for use thereunder. No vesting of Lpath Options will accelerate in connection with the closing of the Contemplated Transactions.

        (c)   Except for the outstanding Lpath Options as set forth in Section 3.3(b), for the warrants identified in Lpath's most recent Quarterly Report on Form 10-Q filed with the SEC as of the date hereof (the "Lpath Warrants") or as set forth on Part 3.3(c) of the Lpath Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Lpath or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Lpath or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Lpath or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Lpath or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Lpath or any of its Subsidiaries.

        (d)   All outstanding shares of Lpath Capital Stock as well as options, warrants and other securities of Lpath have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Except as identified on Part 3.3(c) of the Lpath Disclosure Schedule, there are no Warrants to purchase capital stock of Lpath outstanding on the date of this Agreement.

        3.4    SEC Filings; Financial Statements.

        (a)   Lpath has made available to Buyer accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Lpath with the SEC since January 1, 2015 (the "Lpath SEC Documents"), other than such documents that can be obtained on the SEC's website at www.sec.gov. Except as set forth on Part 3.4(a) of the Lpath Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Lpath or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Lpath SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Lpath's Knowledge, as of the time they were filed, none of the Lpath SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Lpath SEC Documents (collectively, the "Certifications") are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term "file" and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

        (b)   The financial statements (including any related notes) contained or incorporated by reference in the Lpath SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Lpath as of the respective dates thereof and the results of operations and cash flows of Lpath for the periods covered thereby. Other than as expressly disclosed in the Lpath SEC Documents filed prior to the date hereof, there has been no material change in Lpath's accounting methods or principles that would be required to be disclosed in Lpath's financial statements in accordance with GAAP. The books of account and other financial records of Lpath and each of its Subsidiaries are true and complete in all material respects.

        (c)   Lpath's auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the knowledge of Lpath, "independent" with respect to Lpath within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of Lpath, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

        (d)   Except as set forth in Part 3.4(d) of the Lpath Disclosure Schedule, from January 1, 2014, through the date hereof, Lpath has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Lpath Common Stock on the NASDAQ Capital Market. Lpath has not disclosed any unresolved comments in its SEC Documents.

        (e)   Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Lpath, Lpath's Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

        (f)    Lpath is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ Capital Market.

        (g)   Lpath maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Lpath maintains records that in reasonable detail accurately and fairly reflect Lpath's transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and Lpath's Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Lpath's assets that could have a material effect on Lpath's financial statements. Lpath has evaluated the effectiveness of Lpath's internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Lpath SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Lpath has disclosed to Lpath's auditors and the Audit Committee of Lpath's Board of Directors (and made available to Buyer a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Lpath's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Lpath's internal control over financial reporting. Except as disclosed in the Lpath SEC Documents filed prior to the date hereof, Lpath has not identified any material weaknesses in the design or operation of Lpath's internal control over financial reporting. Since December 31, 2015, there have been no material changes in Lpath's internal control over financial reporting.

        (h)   Lpath's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Lpath in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Lpath's management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

        (i)    Except as set forth in the Lpath SEC Documents filed prior to the date of this Agreement, since the date of Lpath's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Lpath pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.4(i) of the Lpath Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Lpath as of the date of this Agreement.

        3.5    Absence of Changes.    Except as set forth on Part 3.5 of the Lpath Disclosure Schedule, between March 31, 2016 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement:

        (a)   there has not been any Lpath Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have an Lpath Material Adverse Effect;

        (b)   there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Lpath (whether or not covered by insurance);

        (c)   Lpath has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, except for the repurchase or reacquisition of shares pursuant to Buyer's rights arising upon an individual's termination as an employee, director or consultant;

        (d)   other than pursuant to Lpath's at-the-market facility, Lpath has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Lpath Common Stock issued upon the valid exercise of outstanding Lpath Options, Lpath Warrants or the vesting of restricted stock units); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Lpath Options identified in Part 3.3(b) of the Lpath Disclosure Schedule and the Lpath Warrants identified in Part 3.3(c)); or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except for Lpath Options identified in Part 3.3(b) of the Lpath Disclosure Schedule and the Lpath Warrants identified in Part 3.3(c));

        (e)   there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Lpath or any Lpath Subsidiary, and neither Lpath nor any Lpath Subsidiary has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (f)    Lpath has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the 2005 Plan; (ii) any Lpath Option or any Contract evidencing or relating to any Lpath Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

        (g)   Neither Lpath nor any Lpath Subsidiary has formed any Subsidiary (other than Merger Sub) or acquired any equity interest or other interest in any other Entity;

        (h)   Neither Lpath nor any Lpath Subsidiary has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess $50,000;

        (i)    Neither Lpath nor any Lpath Subsidiary has changed any of its accounting methods, principles or practices in a material way;

        (j)    Neither Lpath nor any Lpath Subsidiary has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

        (k)   Neither Lpath nor any Lpath Subsidiary has commenced or settled any Legal Proceeding;

        (l)    Neither Lpath nor any Lpath Subsidiary has entered into any material transaction outside the Ordinary Course of Business;

        (m)  Neither Lpath nor any Lpath Subsidiary has acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Encumbrances of immaterial assets in the Ordinary Course of Business consistent with past practices;

        (n)   there has been no entry into, amendment or termination of any Lpath Material Contract;

        (o)   there has been no (i) material change in pricing or royalties or other payments set or charged by Lpath or any Lpath Subsidiary to its customers or licensees, (ii) agreement by Lpath or any Lpath Subsidiary to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Lpath or any Lpath Subsidiary, or (iii) material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Lpath or any Lpath Subsidiary; and

        (p)   Neither Lpath nor any Lpath Subsidiary has negotiated, agreed or committed to take any of the actions referred to in clauses"(c)" through "(o)" above (other than negotiations between the Parties to enter into this Agreement).

        3.6    Intellectual Property.

        (a)   Lpath, directly or through an Lpath Subsidiary, owns, or has the right to use and has the right to bring actions for the infringement of, all Intellectual Property listed on Part 3.6(a) of the Lpath Disclosure Schedule ("Lpath IP Rights"), except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have an Lpath Material Adverse Effect. The Lpath IP Rights are not subject to any Encumbrance.

        (b)   Part 3.6(b) of the Lpath Disclosure Schedule is an accurate, true and complete listing of all Lpath Registered IP.

        (c)   Lpath has delivered, or made available to Buyer, a complete and accurate copy of all Lpath IP Rights Agreements. Neither Lpath nor any Lpath Subsidiary is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Lpath IP Rights or impair the right of Lpath and its Subsidiaries to use, sell or license any Lpath IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in an Lpath Material Adverse Effect. With respect to each of the Lpath IP Rights Agreements: (i) each such agreement is valid and binding on Lpath or its Subsidiaries, as applicable, and in full force and effect subject to: (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (y) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) to the Knowledge of Lpath, Lpath has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Lpath nor its Subsidiaries, and to the Knowledge of Lpath, no other party to such agreement is in breach or default thereof in any material respect.

        (d)   The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold by Lpath or any of its Subsidiaries (i) does not violate any license or agreement between Lpath or its Subsidiaries and any third party, and, to the Knowledge of Lpath and its Subsidiaries, (ii) does not infringe or misappropriate any Intellectual Property right of any other party in existence as of the date hereof, which infringement or misappropriation would reasonably be expected to have an Lpath Material Adverse Effect. Lpath has disclosed in correspondence to Buyer the third-party patents and patent applications found during all freedom to operate searches that were conducted by Lpath or its Subsidiaries related to any product or technology currently under development by Lpath or its Subsidiaries. To the Knowledge of Lpath, no third party is infringing upon, or violating any license or agreement with Lpath or its Subsidiaries or relating to, any Lpath IP Rights.

        (e)   There is no current or pending challenge, claim or Legal Proceeding (including to the Knowledge of Lpath, any opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Lpath IP Rights, nor has Lpath nor any of its Subsidiaries received any written notice asserting that any Lpath IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

        (f)    To the Knowledge of Lpath, (i) no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Lpath or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person and (ii) none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Lpath or any of its Subsidiaries has or purports to have an ownership interest has been impaired.

        (g)   Except as may be set forth in the Contracts listed on Part 3.6(g) of the Lpath Disclosure Schedule (i) neither Lpath nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, other than product related indemnification provisions provided to customers in the Ordinary Course of Business, and (ii) neither Lpath nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement. Except as set forth on Part 3.6(g) of the Lpath Disclosure Schedule, to the Knowledge of Lpath, no Lpath IP Right is being infringed by any other Person. Except as set forth on Part 3.6(g) of the Lpath Disclosure Schedule, to the Knowledge of Lpath, since January 1, 2014, Lpath has not received any written notice from a third person claiming that the continuing conduct by Lpath in its Ordinary Course of Business will result in the infringement of any Intellectual Property owned by any third person, except for such instances where any such claim has been final settled or finally decided by a court of competent jurisdiction.

        3.7    Agreements, Contracts and Commitments.    Part 3.7 of the Lpath Disclosure Schedule identifies:

        (a)   each Lpath Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements, other than Lpath Contracts on Lpath's standard form offer letter entered into in the Ordinary Course of Business;

        (b)   each Lpath Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by Lpath or its Subsidiaries on ninety (90) days' notice without liability, except to the extent general principles of wrongful termination law may limit Lpath's, Lpath's Subsidiaries' or such successor's ability to terminate employees at will;

        (c)   each Lpath Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

        (d)   each Lpath Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Lpath and any of its officers or directors;

        (e)   each Lpath Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Lpath or its Subsidiaries to engage in any line of business or compete with any Person;

        (f)    each Lpath Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

        (g)   each Lpath Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

        (h)   each Lpath Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any Encumbrances with respect to any assets of Lpath or any Lpath Subsidiary or any loans or debt obligations with officers or directors of Lpath;

        (i)    each Lpath Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Lpath; (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Lpath or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Lpath or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Lpath or such Lpath Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any Lpath product, service or technology or any Contract currently in force to sell, distribute or commercialize any Lpath products or service, except agreements in the Ordinary Course of Business;

        (j)    each Lpath Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Lpath in connection with the Contemplated Transactions; or

        (k)   any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Lpath and (i) which involves payment or receipt by Lpath or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Lpath and its Subsidiaries. Lpath has delivered or made available to Buyer accurate and complete (except for applicable redactions thereto) copies of all Lpath Material Contracts, including all amendments thereto. There are no Lpath Material Contracts that are not in written form. Except as set forth on Part 3.7 of the Lpath Disclosure Schedule, neither Lpath nor any of its Subsidiaries nor, to Lpath's Knowledge, as of the date of this Agreement, has any other party to an Lpath Material

Contract breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Lpath or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (j) above (any such agreement, contract or commitment, an "Lpath Material Contract") in such manner as would permit any other party to seek damages which would reasonably be expected to have an Lpath Material Adverse Effect. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Lpath or any Lpath Subsidiary to any Person under any Lpath Contract.

        3.8    Liabilities.    As of the date hereof, neither Lpath nor any Lpath Subsidiary has any Liability except for: (a) Liabilities identified as such in the Lpath Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Lpath or its Subsidiaries since the date of the Lpath Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $50,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Lpath or any Lpath Subsidiary under Lpath Contracts, including the reasonably expected performance of such Lpath Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 3.8 of the Lpath Disclosure Schedule.

        3.9    Compliance; Permits; Restrictions.

        (a)   Lpath and each Lpath Subsidiary are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Lpath, threatened in writing against Lpath or any Lpath Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon Lpath or any Lpath Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Lpath or any Lpath Subsidiary, any acquisition of material property by Lpath or any Lpath Subsidiary or the conduct of business by Lpath or any Lpath Subsidiary as currently conducted and planned to be conducted, (ii) may have an adverse effect on Lpath's ability to comply with or perform any covenant or obligation under this Agreement or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

        (b)   Except for matters regarding the FDA and except as would not reasonably be expected to have an Lpath Material Adverse Effect, Lpath and the Lpath Subsidiaries hold all Governmental Authorizations which are material to the operation of the business of Lpath (collectively, the "Lpath Permits") as currently conducted. Part 3.9(b) of the Lpath Disclosure Schedule identifies each Lpath Permit. Each of Lpath and each Lpath Subsidiary is in material compliance with the terms of the Lpath Permits, except as would not reasonably be expected to have an Lpath Material Adverse Effect. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Lpath, threatened in writing, which seeks to revoke, limit, suspend, or materially modify any Lpath Permit. The rights and benefits of each material Lpath Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Lpath as of the date of this Agreement and immediately prior to the Effective Time.

        (c)   There are no proceedings pending or, to the Knowledge of Lpath, threatened in writing with respect to an alleged material violation by Lpath or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or a Drug/Device Regulatory Agency.

        (d)   Lpath and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Lpath or such

Subsidiary as currently conducted, and, as applicable, development, clinical testing and manufacturing as currently conducted of any of its product candidates (the "Lpath Product Candidates") (collectively, the "Lpath Regulatory Permits"), except as would not reasonably be expected to have an Lpath Material Adverse Effect, and no such Lpath Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Lpath and each Lpath Subsidiary is in compliance in all material respects with the Lpath Regulatory Permits and have not received any written notice or other written communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Lpath Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Lpath Regulatory Permit. Except for the information and files identified in Part 3.9(d) of the Lpath Disclosure Schedule, Lpath has made available to Buyer all information requested by Buyer in Lpath's or its Subsidiaries' possession or control relating to the Lpath Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Lpath Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

        (e)   All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Lpath or its Subsidiaries or in which Lpath or its Subsidiaries or their respective current products or product candidates, including the Lpath Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.

        (f)    Lpath is not the subject of any pending, or to the Knowledge of Lpath, threatened investigation in respect of its business or products by the FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Lpath, Lpath has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA's "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy, and any amendments thereto. None of Lpath or any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Lpath, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Lpath or any of its officers, employees or agents.

        3.10    Tax Matters.

        (a)   Lpath and each Lpath Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements on or before the Closing Date. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Lpath nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Lpath or any Lpath Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

        (b)   All material Taxes due and owing by Lpath or any Lpath Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Lpath and any Lpath Subsidiary have been reserved for on the Lpath Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Lpath Unaudited Interim Balance Sheet, neither Lpath nor any Lpath Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

        (c)   Lpath and each Lpath Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

        (d)   There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Lpath's Unaudited Interim Balance Sheet) upon any of the assets of Lpath or any Lpath Subsidiary. No Governmental Authority has threatened in writing that it is in the process of imposing any lien or Encumbrance for Taxes on either the stock of Lpath or any Lpath Subsidiary or the assets of Lpath or any Lpath Subsidiary.

        (e)   No material deficiencies for Taxes with respect to Lpath have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Lpath or any Lpath Subsidiary. No issues relating to Taxes of Lpath or any Lpath Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Lpath has delivered or made available to Buyer complete and accurate copies of all federal income Tax and all other material Tax Returns of Lpath and each Lpath Subsidiary for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Lpath and each Lpath Subsidiary with respect to federal income Tax and all other material Taxes. Neither Lpath nor any Lpath Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority and no such request to waive or extend is outstanding, nor has any request been made in writing for any such extension or waiver.

        (f)    All material elections with respect to Taxes affecting Lpath or any Lpath Subsidiary as of the date hereof are set forth on Part 3.10(f) of the Lpath Disclosure Schedule. Neither Lpath nor any Lpath Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Lpath or any Lpath Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is not required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

        (g)   Neither Lpath nor any Lpath Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        (h)   Neither Lpath nor any Lpath Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

        (i)    Neither Lpath nor any Lpath Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Lpath) for federal, state, local or foreign Tax purposes. Neither Lpath nor any Lpath Subsidiary has any Liability for the Taxes of any Person (other than Lpath and any Lpath Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

        (j)    Neither Lpath nor any Lpath Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

        (k)   Neither Lpath nor any Lpath Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

        (l)    Neither Lpath nor any Lpath Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Lpath, other arrangement or contract which is treated as a partnership for Tax purposes.

        (m)  Neither Lpath nor any Lpath Subsidiary has entered into any transaction identified as a "listed transaction" for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

        (n)   Lpath has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        3.11    Employee and Labor Matters; Benefit Plans.

        (a)   The employment of Lpath's employees is terminable by Lpath at will (or otherwise in accordance with general principles of wrongful termination law). Lpath has made available to Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Lpath Associates to the extent currently effective and material.

        (b)   Lpath is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Lpath, seeking to represent any employees of Lpath.

        (c)   Part 3.11(c) of the Lpath Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Lpath (or any trade or business (whether or not incorporated) which is an Lpath Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Lpath, or any Lpath Affiliate, or under which Lpath or any Lpath Affiliate has incurred or may incur any liability (each, an "Lpath Employee Plan").

        (d)   Each Lpath Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service.

        (e)   Each Lpath Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including the Code and ERISA, except as would not reasonably be expected to have an Lpath Material Adverse Effect.

        (f)    No Lpath Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Lpath nor any Lpath Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Lpath Employee Plan is a Multiemployer Plan, and neither Lpath nor any Lpath Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Lpath Employee Plan is a Multiple Employer Plan.

        (g)   With respect to Lpath Options granted pursuant to the 2005 Plan, (i) each Lpath Option intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies, (ii) each grant of an Lpath Option was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the board of directors of Lpath (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Lpath Option grant was made in accordance with the terms of the 2005 Plan, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the Nasdaq Capital Market and any other exchange on which Lpath securities are traded and (iv) the per share exercise price of each Lpath Option was equal to the fair market value of a share of Lpath Common Stock on the applicable Grant Date.

        (h)   Lpath has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women's Health and Cancer Rights Act of 1998, the Newborn's and Mothers' Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. Lpath has no unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

        (i)    Lpath is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Lpath, threatened against Lpath relating to any employee, employment agreement or Lpath Employee Plan. There are no pending or, to the Knowledge of Lpath, threatened claims or actions against Lpath or any Lpath trustee under any worker's compensation policy or long-term disability policy. Lpath is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

        (j)    Part 3.11(j) of the Lpath Disclosure Schedule lists all liabilities of Lpath to any of its employees that result from the termination by Lpath of such employee's employment or provision of services, a change of control of Lpath, or a combination thereof. Lpath has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Lpath has not taken any action which would constitute a "plant closing" or "mass layoff" within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Lpath prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

        3.12    Environmental Matters.    Except as would not reasonably be expected to have an Lpath Material Adverse Effect, Lpath and each Lpath Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Lpath of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Lpath nor any Lpath Subsidiary has received since January 1, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that Lpath or any Lpath Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Lpath, there are no circumstances that may prevent or interfere with Lpath's compliance with any Environmental Law in the future. To the Knowledge of Lpath: (i) no current or prior owner of any property currently or then leased or controlled by Lpath or any of its Subsidiaries has received since January 1, 2014 any written notice or other communication relating to property owned or leased by Lpath or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Lpath or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Lpath nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have an Lpath Material Adverse Effect.

        3.13    Insurance.

        (a)   Lpath has delivered to Buyer accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Lpath and each Lpath Subsidiary. Each of such insurance policies is in full force and effect and Lpath and each Lpath Subsidiary is in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2014, neither Lpath nor any Lpath subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Lpath, there is no pending workers' compensation or other claim under or based upon any insurance policy of Lpath or any Lpath Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Lpath and each Lpath Subsidiary is accurate and complete, except as would not reasonably be expected to have an Lpath Material Adverse Effect. Lpath and each Lpath Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Lpath or any Lpath Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Buyer, informed Lpath or any Lpath Subsidiary of its intent to do so.

        (b)   Lpath has delivered to Buyer accurate and complete copies of the existing policies (primary and excess) of directors' and officers' liability insurance maintained by Lpath and each Lpath Subsidiary as of the date of this Agreement (the "Existing Lpath D&O Policies"). Part 3.13(b) of the Lpath Disclosure Schedule accurately sets forth the most recent annual premiums paid by Lpath and each Lpath Subsidiary with respect to the Existing Lpath D&O Policies.

        3.14    Legal Proceedings; Orders.

        (a)   Except as set forth in Part 3.14 of the Lpath Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Lpath, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Lpath, any of its Subsidiaries, any Lpath Associate (in his or her capacity as such) or any of the material assets owned or used by Lpath or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Lpath, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

        (b)   There is no order, writ, injunction, judgment or decree to which Lpath or any Lpath Subsidiary, or any of the assets owned or used by Lpath or any Lpath Subsidiary is subject. To the Knowledge of Lpath, no officer or other Key Employee of Lpath is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Lpath or any Lpath Subsidiary or to any material assets owned or used by Lpath or any Lpath Subsidiary.

        3.15    Authority; Binding Nature of Agreement.    Each of Lpath and Merger Sub and each Lpath Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Lpath and Merger Sub (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions; and (c) recommended the adoption and approval of this Agreement by the holders of Lpath Common Stock and directed that this Agreement and the issuance of shares of Lpath Common Stock in the Contemplated Transactions be submitted for consideration by Lpath's stockholders at the Lpath Stockholders' Meeting. This Agreement has been duly executed and delivered by Lpath and Merger Sub and, assuming the due authorization, execution and delivery by Buyer, constitutes the legal, valid and binding obligation of Lpath and Merger Sub (as applicable), enforceable against Lpath or Merger Sub (as applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Lpath Stockholder Support Agreements, the Board of Directors of Lpath approved the Lpath Stockholder Support Agreements and the transactions contemplated thereby.

        3.16    Vote Required.    The affirmative vote of the holders of a majority of the outstanding shares of Lpath Common Stock is the only vote of the holders of any class or series of Lpath's capital stock necessary to approve the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split (the "Required Lpath Stockholder Vote").

        3.17    Non-Contravention; Consents.    Subject to obtaining the Required Lpath Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Lpath or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

        (a)   contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Lpath or Merger Sub, or (ii) any resolution adopted by the stockholders, the Board of Directors or any committee of the Board of Directors of Lpath or Merger Sub;

        (b)   contravene, conflict with or result in a violation of, or give any Governmental Body or, to the Knowledge of Lpath, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Lpath or any of the assets owned or used by Lpath is subject;

        (c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Lpath or that otherwise relates to the business of Lpath or to any of the material assets owned or used by Lpath;

        (d)   to the Knowledge of Lpath, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Lpath Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Lpath Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Lpath Contract; (iii) accelerate the maturity or performance of any Lpath Contract; or (iv) cancel, terminate or modify any term of any Lpath Contract; except, in the case of any Lpath Material Contract, any non-material breach, default, penalty or modification and in the case of all other Lpath Contracts, any breach, default, penalty or modification that would not result in an Lpath Material Adverse Effect;

        (e)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Lpath (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the material assets subject thereto or materially impair the operations of Lpath); or

        (f)    result in, or increase the likelihood of, the transfer of any material asset of Lpath to any Person.

        Except (i) for any Consent set forth on Part 3.17 of the Lpath Disclosure Schedule under any Lpath Contract, (ii) the approval of the Contemplated Transactions and the issuance of shares of Lpath Common Stock, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the filing of an amendment to Lpath's certificate of incorporation to effect the Reverse Split and the Corporate Name Change, and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Lpath was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions.

        3.18    Bank Accounts.    Part 3.18(a) of the Lpath Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Lpath at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of August 31, 2016 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

        3.19    No Financial Advisor.    Except as set forth on Part 3.19 of the Lpath Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder's fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Lpath or any of its Subsidiaries.

        3.20    Title to Assets.    Each of Lpath and the Lpath Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Lpath or an Lpath Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Lpath Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Lpath or any Lpath Subsidiary; and (iii) liens listed in Part 3.20 of the Lpath Disclosure Schedule.

        3.21    Real Property; Leasehold.    Neither Lpath nor any Lpath Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.21 of the Lpath Disclosure Schedule, which are in full force and effect and with no existing default thereunder.

        3.22    Valid Issuance.    The Lpath Common Stock to be issued in the Contemplated Transactions will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

        3.23    Disclosure.    The information supplied by Lpath and each Lpath Subsidiary for inclusion in the Proxy Statement (including any Buyer Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

        3.24    No Other Representations or Warranties.    Except for the representations and warranties contained in this Agreement, neither Lpath nor any other Person on behalf of Lpath makes any express or implied representation or warranty with respect to Lpath or any of its Subsidiaries or with respect to any other information provided to Buyer in connection with the transactions contemplated hereby.

        3.25    Disclaimer of Other Representations and Warranties.    Each of Lpath and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) Buyer is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Lpath, Merger Sub or their respective Representatives is relying on any representation or warranty of Buyer except for those expressly set forth in this Agreement, (b) no Person has been authorized by Buyer to make any representation or warranty relating to Buyer or its business, and if made, such representation or warranty must not be relied upon by Lpath or Merger Sub as having been authorized by Buyer, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Lpath, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE 4

CERTAIN COVENANTS OF THE PARTIES

        4.1    Access and Investigation.    Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending on the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time (the "Pre-Closing Period"), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party's Representatives to: (a) provide the other Party and such other Party's Representatives with reasonable access during normal business hours to such Party's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party's Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party's officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party's financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

            (i)  the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders' equity and statements of cash flows for such calendar month, which shall be delivered within twenty (20) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

           (ii)  any written materials or communications sent by or on behalf of a Party to its stockholders;

         (iii)  any material notice, document or other communication sent by or on behalf of a Party to any party to any Lpath Material Contract or Buyer Material Contract, as applicable, or sent to a Party by any party to any Lpath Material Contract or Buyer Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Lpath Material Contract or Buyer Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

          (iv)  any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Contemplated Transactions;

           (v)  any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

          (vi)  any material notice, report or other document received by a Party from any Governmental Body.

        Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such Party's properties or information.

        4.2    Operation of Lpath's Business.

        (a)   Except as set forth on Part 4.2(a) of the Lpath Disclosure Schedule, during the Pre-Closing Period: (i) each of Lpath and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Lpath Material Contracts; (ii) continue to make regularly scheduled payments on its existing debt when due and payable (and not make any prepayments), if any; (iii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iv) promptly notify Buyer of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Lpath or any of its Subsidiaries that is commenced, or, to the Knowledge of Lpath, threatened against, Lpath or any of its Subsidiaries after the date of this Agreement; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the

Ordinary Course of Business or payments or obligations identified in this Agreement, including the Lpath Disclosure Schedule.

        (b)   During the Pre-Closing Period, Lpath shall promptly notify Buyer in writing, by delivery of an updated Lpath Disclosure Schedule, of: (i) the discovery by Lpath of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Lpath in this Agreement in a manner that causes the conditions set forth in Section 8.1 not to be satisfied; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Lpath in this Agreement in a manner that causes the conditions set forth in Section 8.1 not to be satisfied if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Lpath; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Lpath shall promptly advise Buyer in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Lpath or its Subsidiaries or, to the Knowledge of Lpath, any director, officer or Key Employee of Lpath. No notification given to Buyer pursuant to this Section 8.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Lpath or any of its Subsidiaries contained in this Agreement or the Lpath Disclosure Schedule for purposes of Section 8.1.

        4.3    Operation of Buyer's Business.

        (a)   Except as set forth on Part 4.3(a) of the Buyer Disclosure Schedule, during the Pre-Closing Period: (i) each of Buyer and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Buyer Material Contracts; and (ii) each of Buyer and its Subsidiaries shall use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with Buyer or its Subsidiaries; (iii) continue to make regularly scheduled payments on its existing debt when due and payable (and not make any prepayments), if any; (iv) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (v) promptly notify Lpath of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Buyer or any of its Subsidiaries that is commenced, or, to the Knowledge of Buyer, threatened against, Buyer or any of its Subsidiaries after the date of this Agreement; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Buyer Disclosure Schedule.

        (b)   During the Pre-Closing Period, Buyer shall promptly notify Lpath in writing, by delivery of an updated Buyer Disclosure Schedule, of: (i) the discovery by Buyer of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Buyer in this Agreement in a manner that causes the conditions set forth in Section 7.1 not to be satisfied; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Buyer in this Agreement in a manner that causes the conditions set forth in Section 7.1 not to be satisfied if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Buyer; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Buyer shall promptly advise Lpath in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any director, officer or Key Employee of Buyer or any of its Subsidiaries. No notification given to Lpath pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Buyer contained in this Agreement or the Buyer Disclosure Schedule for purposes of Section 7.1.

        4.4    Negative Obligations.

        (a)   Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Lpath Disclosure Schedule, or (iii) with the prior written consent of Buyer, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Lpath shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

            (i)  declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Lpath Common Stock from terminated employees of Lpath);

           (ii)  amend the certificate of incorporation, bylaws or other charter or organizational documents of Lpath, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

         (iii)  other than pursuant to Lpath's at-the-market facility, sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for shares of Lpath Common Stock issued upon the valid exercise of Lpath Options or Lpath Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

          (iv)  form any Subsidiary or acquire any equity interest or other interest in any other Entity;

           (v)  lend money to any Person; other than in the Ordinary Course of Business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

          (vi)  adopt, establish or enter into any Lpath Employee Plan; cause or permit any Lpath Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Buyer; other than in the Ordinary Course of Business, pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; or increase the severance or change of control benefits offered to any current or new service providers, provided that Lpath may pay those bonus payments owed under existing Lpath Employee Plans schedule on Part 3.11(j) of the Lpath Disclosure Schedule to its current or former employees in connection with the Contemplated Transactions;

         (vii)  enter into any material transaction outside the Ordinary Course of Business;

        (viii)  acquire any material asset nor sell, lease other otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

          (ix)  make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

           (x)  enter into, amend or terminate any Lpath Material Contract;

          (xi)  materially change pricing or royalties or other payments set or charged by Lpath or any Lpath Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Lpath; or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Lpath; or

         (xii)  agree, resolve or commit to do any of the foregoing.

        (b)   Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Part 4.4(b) of the Buyer Disclosure Schedule, or (iii) with the prior written consent of Lpath (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Buyer shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

            (i)  declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than for shares of Buyer Capital Stock issuable as a dividend that have accrued pursuant to Buyer's certificate of incorporation); or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Buyer Common Stock from terminated employees of Buyer);

           (ii)  amend the certificate of incorporation, bylaws or other charter or organizational documents of Buyer, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions and Concurrent Financing;

         (iii)  sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions and Concurrent Financing: (i) any capital stock or other security (except for shares of Buyer Common Stock issued upon the valid exercise of Buyer Options or Buyer Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

          (iv)  form any Subsidiary or acquire any equity interest or other interest in any other Entity;

           (v)  other than in the Ordinary course of Business, (i) lend money to any Person; (ii) incur or guarantee any indebtedness for borrowed money; (iii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iii) guarantee any debt securities of others; or (iv) make any capital expenditure or commitment in excess of $200,000;

          (vi)  adopt, establish or enter into any Buyer Employee Plan; cause or permit any Buyer Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Lpath; other than in the Ordinary Course of Business, pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; or increase the severance or change of control benefits offered to any current or new service providers;

         (vii)  other than the Concurrent Financing, enter into any material transaction outside the Ordinary Course of Business;

        (viii)  acquire any material asset nor sell, lease other otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

          (ix)  make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

           (x)  other than the Concurrent Financing, enter into, amend or terminate any Buyer Material Contract other than in the Ordinary Course of Business with respect to the business as currently being conducted;

          (xi)  materially change pricing or royalties or other payments set or charged by Buyer or any Buyer Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Buyer; or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Buyer; or

         (xii)  agree, resolve or commit to do any of the foregoing.

        4.5    No Solicitation.

        (a)   From an after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, each Party agrees that neither it nor any of its Subsidiaries shall, and each Party will use its reasonable best efforts to cause each of its the officers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition

Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party); provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to the adoption and approval of this Agreement by a Party's stockholders (i.e., the Required Lpath Stockholder Vote, in the instance of Lpath), such Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party's Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor, if any, and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five (5) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party's intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and "standstill" provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least five (5) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

        (b)   If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days' written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

        (c)   Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and cause the destruction or return of any nonpublic information provided to such Person.

ARTICLE 5

ADDITIONAL AGREEMENTS OF THE PARTIES

        5.1    Registration Statement; Proxy Statement/Prospectus/Information Statement.

        (a)   As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC a Form S-4 Registration Statement, in which a Proxy Statement for the Lpath stockholders will be included as a prospectus. Lpath covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Lpath, at the time of the Lpath Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Lpath further covenants to keep the Form S-4 Registration Statement effective for so long as necessary to complete the Merger. Prior to the Form S-4 Registration Statement being declared effective, (1) Lpath shall use its reasonable best efforts to execute and deliver to Cooley and to Gunderson the applicable "Tax Representation Letter" referenced in Section 5.11(c); and (2) Lpath shall use its reasonable best efforts to execute and deliver to Gunderson and to Cooley the applicable "Tax Representation Letter" referenced in Section 5.11(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) Buyer shall use its commercially reasonable efforts to cause Cooley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) Lpath shall use its commercially reasonable efforts to cause Gunderson to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(a) and Section 5.11(c). Notwithstanding the foregoing, Lpath makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Buyer specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Lpath's stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party's subsidiaries and such Party's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Lpath or Buyer occurs, or if Lpath or Buyer becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement, then such Party shall promptly inform the other Party thereof and shall cooperate fully in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Lpath's stockholders.

        (b)   Prior to the Effective Time, Lpath shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Lpath Common Stock to be issued in the Contemplated Transactions (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Buyer Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Lpath Stockholders' Meeting; provided, however, that Lpath shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

        (c)   Buyer shall reasonably cooperate with Lpath and provide, and require its Representatives, advisors, accountants and attorneys to provide, Lpath and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Buyer that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Buyer to be included in the Form S-4 Registration Statement. Without limiting the foregoing, Buyer will use commercially reasonable efforts to cause to be delivered to Lpath a letter of Buyer's independent accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Lpath), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

        5.2    Buyer Stockholder Written Consent.

        (a)   Promptly after the S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Buyer shall obtain the approval by written consent from certain of those Buyer stockholders sufficient for the Required Buyer Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL for purposes of (i) adopting this Agreement and approving the Contemplated Transactions, including the Preferred Stock Conversion, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall Buyer assert that any other approval or consent is necessary by its stockholders to approve the Merger or this Agreement.

        (b)   Buyer agrees that, subject to Section 5.2(c): (i) Buyer's Board of Directors shall recommend that Buyer's stockholders vote to adopt and approve this Agreement and the Merger and shall use its reasonable best efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Buyer's Board of Directors that Buyer's stockholders vote to adopt and approve this Agreement being referred to as the "Buyer Board Recommendation"); and (ii) the Buyer Board Recommendation shall not be withdrawn or modified in a manner adverse to Lpath, and no resolution by the Board of Directors of Buyer or any committee thereof to withdraw or modify the Buyer Board Recommendation in a manner adverse to Lpath shall be adopted or proposed.

        (c)   Notwithstanding anything to the contrary contained in Section 5.2(b), if, at any time prior to the approval of this Agreement by the Required Buyer Stockholder Vote, Buyer receives a bona fide written Superior Offer, Buyer's Board of Directors may withhold, amend, withdraw or modify the Buyer Board Recommendation in a manner adverse to Lpath if, but only if, Buyer's Board of Directors determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, that Lpath receives written notice from Buyer confirming that Buyer's Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Buyer Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Lpath. Such notice shall describe in reasonable details the reasons for such intention and shall specify the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other document relating thereto).

        (d)   Buyer's obligation to solicit the consent of its stockholders to sign the Buyer Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Buyer Board Recommendation

        5.3    Lpath Stockholders' Meeting.

        (a)   Lpath shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Lpath Common Stock to vote on the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split (such meeting, the "Lpath Stockholders' Meeting"). The Lpath Stockholders' Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, and in any event within forty five (45) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such forty five (45) day period shall be tolled for the earlier of forty five (45) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending). Lpath shall take reasonable measures to ensure that all proxies solicited in connection with the Lpath Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

        (b)   Lpath agrees that, subject to Section 5.3(c): (i) Lpath's Board of Directors shall recommend that the holders of Lpath Common Stock vote to approve the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Lpath recommends that Lpath's stockholders vote to approve the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split (the recommendation of Lpath's Board of Directors that Lpath's stockholders vote to approve the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split being referred to as the "Lpath Board Recommendation"); and (iii) the Lpath Board Recommendation shall not be withdrawn or modified in a manner adverse to Buyer, and no resolution by the Board of Directors of Lpath or any committee thereof to withdraw or modify the Lpath Board Recommendation in a manner adverse to Buyer shall be adopted or proposed.

        (c)   Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time prior to the approval of the issuance of Lpath Common Stock by the stockholders of Lpath by receipt of the Required Lpath Stockholder Vote, Lpath receives a bona fide written Superior Offer, Lpath's Board of Directors may withhold, amend, withdraw or modify the Lpath Board Recommendation in a manner adverse to Buyer or recommend any Acquisition Transaction (collectively an "Lpath Board Adverse Recommendation Change") if, but only if, Lpath's Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, that Buyer receives written notice from Lpath confirming that Lpath's Board of Directors intends to change its recommendation at least five (5) Business Days in advance of the Lpath Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to Buyer. Such notice shall describe in reasonable details the reasons for such intention and shall specify the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other document relating thereto).

        (d)   Lpath's obligation to call, give notice of and hold the Lpath Stockholders' Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Lpath Board Recommendation.

        (e)   Nothing contained in this Agreement shall prohibit Lpath or its Board of Directors from (i) taking and disclosing to the stockholders of Lpath a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), and (ii) making a "stop, look and listen" communication to the stockholders of Lpath pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that (A) in the case of each of the foregoing clause "(i)", any such disclosure or public statement shall be deemed to be an Lpath Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless Lpath's Board of Directors reaffirms the Lpath Board Recommendation in such disclosure or public statement or within seven (7) Business Days of such disclosure or public statement; (B) in the case of clause "(ii)," any such disclosure or public statement shall be deemed to be an Lpath Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless Lpath's Board of Directors reaffirms the Lpath Board Recommendation in such disclosure or public statement or within seven (7) Business Days of such disclosure or public statement; and (C) Lpath shall not affect an Lpath Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3(c).

        5.4    Regulatory Approvals.    Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Buyer and Lpath shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

        5.5    Buyer Options and Warrants.

        (a)   Subject to Section 5.5(c), at the Effective Time, each Buyer Option that is outstanding and unexercised immediately prior to the Effective Time under the Prior Plan and the Equity Incentive Plan, whether or not vested, shall be converted into and become an option to purchase Lpath Common Stock, and Lpath shall assume the Prior Plan and the Equity Incentive Plan and each such Buyer Option in accordance with the terms (as in effect as of the date of this Agreement) of the Prior Plan and the Equity Incentive Plan and the terms of the stock option agreement by which such Buyer Option is evidenced. All rights with respect to Buyer Common Stock under Buyer Options assumed by Lpath shall thereupon be converted into rights with respect to Lpath Common Stock. Accordingly, from and after the Effective Time: (i) each Buyer Option assumed by Lpath may be exercised solely for Lpath Common Stock; (ii) the number of shares of Lpath Common Stock subject to each Buyer Option assumed by Lpath shall be determined by multiplying (A) the number of shares of Buyer Common Stock that were subject to such Buyer Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Lpath Common Stock; (iii) the per share exercise price for the Lpath Common Stock issuable upon exercise of each Buyer Option assumed by Lpath shall be determined by dividing (A) the per share exercise price of the shares of Buyer Common Stock subject to such Buyer Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Buyer Option assumed by Lpath shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Buyer Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Buyer Option, such Buyer Option assumed by Lpath in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Lpath Common Stock subsequent to the Effective Time; and (B) Lpath's Board of Directors or a committee thereof shall succeed to the authority and responsibility of Buyer's Board of Directors or any committee thereof with respect to each Buyer Option assumed by Lpath. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Buyer Option (regardless of whether such option qualifies as an "incentive stock option" within the meaning of Section 422 of the Code) into an option to purchase shares of Lpath Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Buyer Option shall not constitute a "modification" of such Buyer Option for purposes of Section 409A or Section 424 of the Code.

        (b)   Lpath shall file with the SEC, no later than thirty (30) days after the Effective Time, a registration statement on Form S-8, if available for use by Lpath, relating to the shares of Lpath Common Stock issuable with respect to Buyer Options assumed by Lpath in accordance with Section 5.5(a).

        (c)   Subject to Section 5.5(d), at the Effective Time, each Buyer Warrant that is outstanding and unexercised immediately prior to the Effective Time (for the avoidance of doubt, excluding Buyer Warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Contemplated Transactions), if any, shall be converted into and become a warrant to purchase shares of Lpath Common Stock and Lpath shall assume each such Buyer Warrant in accordance with its terms. All rights with respect to Buyer Common Stock under Buyer Warrants assumed by Lpath shall thereupon be converted into rights with respect to shares of Lpath Common Stock. Accordingly, from and after the Effective Time: (i) each Buyer Warrant assumed by Lpath may be exercised solely for shares of Lpath Common Stock; (ii) the number of shares of Lpath Common Stock subject to each Buyer Warrant assumed by Lpath shall be determined by multiplying (A) the number of shares of Buyer Common Stock, or the number of shares of Buyer Common Stock issuable upon exercise of the Buyer Warrants, that were subject to such Buyer Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Lpath Common Stock; (iii) the per share exercise price for the shares of Lpath Common Stock issuable upon exercise of each Buyer Warrant assumed by Lpath shall be determined by dividing the per share exercise price of Buyer Common Stock subject to such Buyer Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Buyer Warrant assumed by Lpath shall continue in full force and effect and the term and other provisions of such Buyer Warrant shall otherwise remain unchanged.

        (d)   Prior to the Effective Time, Buyer shall take all actions that may be necessary (under the Prior Plan, the Equity Incentive Plan, the Buyer Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Buyer Options and Buyer Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

        5.6    Employee Benefits.    Buyer and Lpath shall cause Lpath to comply with terms of any employment, severance, retention, change of control, or similar agreement specified on Part 3.11(c) of the Lpath Disclosure Schedule as being applicable to this Section 5.6, subject to the provisions of such agreements.

        5.7    Indemnification of Officers and Directors.

        (a)   From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Lpath and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Lpath or Buyer (the "D&O Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Lpath or Buyer, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Lpath and the Surviving Corporation, jointly and severally, upon receipt by Lpath or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

        (b)   The Certificate of Incorporation and Bylaws of each of Lpath and the Surviving Corporation shall contain, and Lpath shall cause the Certificate of Incorporation and Bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Lpath and Buyer than are presently set forth in the Certificate of Incorporation and Bylaws of Lpath and Buyer, applicable, which provisions shall not be amended, modified or repealed for a period of six years' time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Lpath.

        (c)   Lpath shall purchase an insurance policy with an effective date as of the Closing which maintains in effect for six years from the Closing the current directors' and officers' liability insurance policies maintained by Lpath; provided, that Lpath may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable.

        (d)   Lpath shall pay all expenses, including reasonable attorneys' fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

        (e)   The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Lpath and Buyer by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives. In addition to the rights provided by this Agreement, to the extent that current and former officers and directors of Lpath have existing rights under any agreement between such officer or director and Lpath with respect to indemnification, the Surviving Corporation will take all good faith efforts necessary to maintain in place such other agreement and to indemnify such officer or director to the maximum extent possible under this Agreement as well as such other agreement.

        (f)    In the event Lpath or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Lpath or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

        5.8    Additional Agreements.    The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Contemplated

Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

        5.9    Disclosure.    Without limiting any of either Party's obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Buyer and Lpath may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Buyer or Lpath in compliance with this Section 5.9.

        5.10    Listing.    Lpath shall use its commercially reasonable efforts: (i) to maintain its existing listing on The NASDAQ Capital Market until the Closing Date and to obtain approval of the listing of the combined company on The NASDAQ Capital Market; (ii) without derogating from the generality of the requirements of clause "(i)" and to the extent required by the rules and regulations of NASDAQ, to (x) prepare and submit to NASDAQ a notification form for the listing of the shares of Lpath Common Stock to be issued in connection with the Contemplated Transactions and (y) to cause such shares to be approved for listing (subject to notice of issuance); and (iii) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Lpath Common Stock on NASDAQ (the "Nasdaq Listing Application") and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Buyer agrees to pay all NASDAQ fees associated with the NASDAQ Listing Application. Buyer will cooperate with Lpath as reasonably requested by Lpath with respect to the Nasdaq Listing Application and promptly furnish to Lpath all information concerning Buyer and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

        5.11    Tax Matters.

        (a)   Lpath, Merger Sub and Buyer shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a "reorganization" under Section 368(a) of the Code.

        (b)   This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a "plan of reorganization" within the meaning of Section 1.368-2(g) of the Treasury Regulations. The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a "determination" within the meaning of Section 1313(a) of the Code

        (c)   Lpath shall use its reasonable best efforts to deliver to Gunderson and Cooley a "Tax Representation Letter," dated as of the Closing Date and signed by an officer of Lpath, containing representations of Lpath, and Buyer shall use its reasonable best efforts to deliver to Gunderson and Cooley a "Tax Representation Letter," dated as of the Closing Date and signed by an officer of Buyer, containing representations of Buyer, in each case as shall be reasonably necessary or appropriate to enable Cooley to render the opinion described in Section 8.7 of this Agreement and Gunderson to render the opinion described in Section 7.8 of this Agreement.

        5.12    Legends.    Lpath shall be entitled to place appropriate legends on the certificates evidencing any Lpath Common Stock to be received by equityholders of Buyer who may be considered "affiliates" of Lpath for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Lpath Common Stock.

        5.13    Cooperation.    Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing. In addition, if requested by Lpath, Buyer shall cooperate with Lpath and shall use its commercially reasonable efforts to provide Lpath with such assistance as may be reasonably requested for purposes of facilitating Lpath's use of its at-the-market facility; provided, however, that, in no circumstances, shall Buyer be required to obtain any consents, permits, authorizations or approvals from Apollo's auditors or any other Person in connection with Lpath's use of its at-the-market facility, and provided, further, that in no circumstances shall Buyer be required to deliver financial statements other than those included in the Form S-4 Registration Statement.

        5.14    Directors and Officers.    Lpath and Buyer shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Lpath or Buyer who is not continuing as an officer or director of Lpath following the Effective Time. Prior to the Effective Time, but to be effective at the Effective Time, the Board of Directors of Lpath shall appoint Board designees selected by Buyer and set forth on Schedule D hereto (with such designees to satisfy the requisite independence requirements for the Board of Directors of Lpath, as well as the sophistication and independence requirements for the required committees of the Board of Directors of Lpath, pursuant to NASDAQ's listing standards) prior to the Closing Date.

        5.15    Section 16 Matters.    Prior to the Effective Time, Lpath shall take all such steps as may be required to cause any acquisitions of Lpath Common Stock and any options to purchase Lpath Common Stock resulting from the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Lpath, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        5.16    Reverse Split and Corporate Name Change.    Lpath shall submit to the holders of Lpath Common Stock at the Lpath Stockholders' Meeting a proposal to approve and adopt an amendment to the Lpath Certificate of Incorporation to authorize the Board of Directors of Lpath to effect a reverse stock split of all outstanding shares of Lpath Common Stock at a reverse stock split ratio in the range mutually agreed to by Lpath and Buyer (the "Reverse Split") and to effect the Corporate Name Change.

        5.17    Termination of Certain Agreements and Rights.    Buyer shall use its commercially reasonable efforts to terminate at or prior to the Effective Time, those agreements set forth on Schedule C (collectively, the "Investor Agreements").

        5.18    Allocation Certificate.    Buyer will prepare and deliver to Lpath at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Buyer in a form reasonably acceptable to Lpath which sets forth a true and complete list of the holders of Buyer Common Stock, Buyer Option and Buyer Warrants as of immediately prior to the Effective Time and the number of shares of Buyer Common Stock owned and/or underlying the Buyer Options or Buyer Warrants held by such holders (the "Allocation Certificate").

        5.19    Litigation.    From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, Lpath shall promptly notify Buyer of any litigation brought, or threatened, against Lpath and/or members of the Board of Directors of Lpath or any of its officers relating to the Contemplated Transactions or otherwise and shall keep Buyer informed on a reasonably current basis with respect to the status thereof. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, Buyer shall promptly notify Lpath of any litigation brought, or threatened, against Buyer and/or members of the Board of Directors of Buyer or any of its officers relating to the Contemplated Transactions or otherwise and shall keep Lpath informed on a reasonably current basis with respect to the status thereof. Each Party shall give the other Party the right to review and comment on all material filings or responses to be made by such Party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other Party's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

        5.20    Additional Buyer Stockholder Support Agreements.    In connection with and on the closing date(s) of the Concurrent Financing, Buyer shall deliver to Lpath such additional Buyer Stockholder Support Agreements as necessary to ensure that each officer, director and 5% or greater holder (together with such holder's Affiliates) of Buyer Capital Stock (solely in their capacities as stockholders) as of immediately following the closing(s) of the Concurrent Financing has delivered a Buyer Stockholder Support Agreement to Lpath.

ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

        The obligations of each Party to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

        6.1    Effectiveness of Registration Statement.    The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

        6.2    No Restraints.    No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Contemplated Transactions illegal.

        6.3    Stockholder Approval.    This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly adopted and approved by the required Buyer Stockholder Vote, and this Agreement, the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split shall have been duly approved by the Required Lpath Stockholder Vote.

        6.4    No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.    There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions; (b) relating to the Contemplated Transactions and seeking to obtain from Lpath or Buyer any damages or other relief that may be material to Lpath, Merger Sub or Buyer; (c) seeking to prohibit or limit in any material and adverse respect a Party's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the Stock of Lpath; (d) that would materially and adversely affect the right or ability of

Lpath or Buyer to own the assets or operate the business of Lpath or Buyer; or (e) seeking to compel Buyer or Lpath (or any of their respective Subsidiaries) to dispose of or hold separate any material assets as a result of the Contemplated Transactions.

        6.5    Listing.    The existing shares of Lpath Common Stock shall have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, and the shares of Lpath Common Stock to be issued in connection with the Contemplated Transactions shall be approved for listing (subject to official notice of issuance) on The NASDAQ Stock Market, LLC as of the Effective Time; provided, however, Lpath may not be in compliance with all listing requirements and may receive a notice of delisting from The NASDAQ Capital Market.

ARTICLE 7

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF LPATH AND MERGER SUB

        The obligations of Lpath and Merger Sub to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Lpath, at or prior to the Closing, of each of the following conditions:

        7.1    Accuracy of Representations.    The representations and warranties of Buyer contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Buyer Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

        7.2    Performance of Covenants.    Each of the covenants and obligations in this Agreement that Buyer is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Buyer in all material respects.

        7.3    Documents.    Lpath shall have received the following agreements and other documents, each of which shall be in full force and effect:

        (a)   a certificate executed by the Chief Executive Officer and Chief Financial Officer of Buyer confirming that the conditions set forth in Sections 7.1, 7.2, 7.4, 7.5, 7.6 and have been duly satisfied;

        (b)   certificates of good standing (or equivalent documentation) of Buyer in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of Buyer authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Buyer hereunder;

        (c)   written resignations in forms satisfactory to Lpath, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Buyer who will not be officers or directors of the Surviving Corporation pursuant to Section 5.14 hereof; and

        (d)   the Allocation Certificate.

        7.4    Concurrent Financing.    The Concurrent Financing shall have been consummated and Buyer shall have received the proceeds of the Concurrent Financing on the terms and conditions set forth in the Securities Purchase Agreement.

        7.5    No Buyer Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect that is continuing.

        7.6    Termination of Investor Agreements.    The Investor Agreements shall have been terminated.

        7.7    Preferred Stock Conversion.    Buyer shall have effected a conversion of Buyer Preferred Stock into Common Stock immediately prior to the Effective Time (the "Preferred Stock Conversion").

        7.8    Tax Opinion.    Lpath shall have received from Gunderson, counsel to Lpath, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. In rendering such opinion, counsel to Lpath shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.11 of this Agreement.

        7.9    Debt Conversion and Indebtedness.    Buyer shall have effected a conversion of all of its outstanding convertible indebtedness and shall have no outstanding indebtedness other than pursuant to the Material Contracts listed on Part 7.9 of the Buyer Disclosure Schedule.

ARTICLE 8

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

        The obligations of Buyer and to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Buyer, at or prior to the Closing, of each of the following conditions:

        8.1    Accuracy of Representations.    The representations and warranties of Lpath and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Lpath Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Lpath Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

        8.2    Performance of Covenants.    All of the covenants and obligations in this Agreement that either Lpath or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

        8.3    Documents.    Buyer shall have received the following documents, each of which shall be in full force and effect:

        (a)   a certificate executed by the Chief Executive Officer and Chief Financial Officer of Lpath confirming that the conditions set forth in Sections 8.1, 8.2, 8.4, and 8.5, have been duly satisfied;

        (b)   certificates of good standing of Lpath and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Lpath and Merger Sub hereunder;

        (c)   the Lpath Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Buyer to verify and determine the information contained therein; and

        (d)   written resignations in forms satisfactory to Buyer, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Lpath who are not to continue as officers or directors of Lpath pursuant to Section 5.14 hereof.

        8.4    Board of Directors.    Lpath shall have caused the Board of Directors of Lpath to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.

        8.5    No Lpath Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any Lpath Material Adverse Effect that is continuing.

        8.6    Tax Opinion.    Buyer shall have received from Cooley, counsel to Buyer, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. In rendering such opinion, counsel to Buyer shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.11 of this Agreement.

ARTICLE 9

TERMINATION

        9.1    Termination.    This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Contemplated Transactions by Lpath's stockholders, unless otherwise specified below):

          (a)   by mutual written consent duly authorized by the Boards of Directors of Lpath and Buyer;

          (b)   by either Lpath or Buyer if the Contemplated Transactions shall not have been consummated by the date that is six (6) months after the date hereof (subject to possible extension as provided in this Section 9.1(b), the "End Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Buyer, on the one hand, or to Lpath and Merger Sub, on the other hand, if such Party's action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; and provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the End Date, then either Buyer or Lpath shall be entitled to extend the End Date for an additional sixty (60) days;

          (c)   by either Lpath or Buyer if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

          (d)   by either Lpath or Buyer if (i) the Lpath Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and Lpath's stockholders shall have taken a final vote on the Contemplated Transactions and (ii) the Contemplated Transactions shall not have been approved at the Lpath Stockholders' Meeting (or any adjournment or postponement thereof) by the Required Lpath Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Lpath where the failure to obtain the Required Lpath Stockholder Vote shall have been caused by the action or failure to act of Lpath and such action or failure to act constitutes a material breach by Lpath of this Agreement;

          (e)   by Buyer (at any time prior to the approval of the Contemplated Transactions and the issuance of Lpath Common Stock by the Required Lpath Stockholder Vote) if an Lpath Triggering Event shall have occurred;

          (f)    by Lpath if a Buyer Triggering Event shall have occurred;

          (g)   by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Lpath or Merger Sub set forth in this Agreement, or if any representation or warranty of Lpath or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in representations and warranties or breach by Lpath or Merger Sub is curable by Lpath or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Lpath or Merger Sub to Buyer of such breach or inaccuracy and (ii) Lpath or Merger Sub ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Lpath or Merger Sub is cured prior to such termination becoming effective);

          (h)   by Lpath, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in representations and warranties or breach by Buyer is curable by Buyer then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Buyer to Lpath of such breach or inaccuracy and (ii) Buyer ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Buyer is cured prior to such termination becoming effective);

          (i)    by Lpath, at any time prior to the approval of the issuance of Lpath Common Stock in the Contemplated Transactions by the stockholders of Lpath by the Required Lpath Stockholder Vote and following compliance with all of the requirements set forth in the proviso to this Section 9.1(i), upon Lpath entering into a definitive agreement that provides for the consummation of a transaction that satisfies the requirements of clause (b) of the definition of a Superior Offer (a "Permitted Alternative Agreement"); provided, however, that Lpath shall not enter into any Permitted Alternative Agreement unless: (i) Buyer shall have received written notice from Lpath of Lpath's intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such definitive agreement and all related agreements, (ii) Lpath shall have complied with its obligations under Section 4.5, (iii) the Lpath Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that (1) the subject transaction of such Permitted Alternative Agreement satisfies the requirements of clause (b) of the definition of a Superior Offer and (2) the failure to enter into such Permitted Alternative Agreement would result in a breach of its fiduciary duties under applicable Legal Requirements, (iv) Lpath shall concurrently pay to

  Buyer the Buyer Termination Fee in accordance with Section 9.3(b), and (v) a copy of such Permitted Alternative Agreement and all related agreements, exhibits, schedules and other documents shall have been delivered to Buyer.

        The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

        9.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

        9.3    Expenses; Termination Fees.

        (a)   Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, that Buyer shall pay all filing and application fees payable to NASDAQ in connection with the Nasdaq Listing Application and the listing of the Lpath Common Stock to be issued in the Merger on NASDAQ; provided, further, that Lpath and Buyer shall share equally all fees and expenses incurred in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

        (b)   Lpath shall pay to Buyer, within five (5) Business Days after termination (or, if applicable, upon such earlier entry into a definitive agreement and/or consummation of a Subsequent Transaction), the greater of (x) a nonrefundable fee in an amount equal to $390,000 and (y) the Third Party Expenses incurred by Buyer (pursuant to which Buyer shall provide Lpath true and correct copies of reasonable documentation supporting such Third Party Expenses) together with any amount payable pursuant to Section 9.3(g) (collectively, the "Buyer Termination Fee"):

            (i)  if this Agreement is terminated by Lpath or Buyer pursuant to Section 9.1(e);

           (ii)  if this Agreement is terminated by Lpath pursuant to Section 9.1(i);

         (iii)  if this Agreement is terminated at any time before the Lpath Stockholders' Meeting and an Acquisition Proposal with respect to Lpath shall have been publicly announced, disclosed or otherwise communicated to Lpath's Board of Directors; or

          (iv)  if this Agreement is terminated pursuant Section 9.1(d), and within twelve (12) months after the date of such termination, Lpath enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction.

        (c)   Buyer shall pay to Lpath, within five (5) Business Days after termination (or, if applicable, upon such earlier entry into a definitive agreement and/or consummation of a Subsequent Transaction), the greater of (x) a nonrefundable fee in an amount equal to $390,000 and (y) the Third Party Expenses incurred by Lpath (pursuant to which Lpath shall provide Buyer true and correct copies of reasonable documentation supporting such Third Party Expenses) together with any amount payable pursuant to Section 9.3(g) (collectively, the "Lpath Termination Fee"), if this Agreement is terminated by Lpath pursuant to Section 9.1(f).

        (d)   (i) If this Agreement is terminated by Buyer pursuant to Sections 9.1(d) or Sections 9.1(g), or (ii) if this Agreement is terminated by Lpath pursuant to Section 9.1(d), or (iii) in the event of a failure of Buyer to consummate the transactions to be consummated at the Closing solely as a result of an Lpath Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Lpath's obligation to close set forth in Sections 6 and 7 of this Agreement have been satisfied by Buyer, are capable of being satisfied by Buyer or have been waived by Lpath), then Lpath shall reimburse Buyer for all Third Party Expenses incurred by Buyer, up to a maximum of $250,000 by wire transfer of same-day funds within five (5) Business Days following the date on which Buyer submits to Lpath true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Buyer except for reasonably documented out-of-pocket expenses otherwise reimbursable by Buyer to such financial advisor pursuant to the terms of Buyer's engagement letter or similar arrangement with financial advisor.

        (e)   (i) If this Agreement is terminated by Lpath pursuant to Section 9.1(h) or (ii) in the event of a failure of Lpath to consummate the transactions to be consummated at the Closing solely as a result of a Buyer Material Adverse Effect as set forth in Section 7.6 (provided, that at such time all of the other conditions precedent to Buyer's obligation to close set forth in Articles 6 and 8 of this Agreement have been satisfied by Lpath, are capable of being satisfied by Lpath or have been waived by Buyer), then Buyer shall reimburse Lpath for all Third Party Expenses incurred by Lpath up to a maximum of $250,000, by wire transfer of same-day funds within five (5) Business Days following the date on which Lpath submits to Buyer true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Lpath except for reasonably documented out-of-pocket expenses otherwise reimbursable by Lpath to such financial advisor pursuant to the terms of Lpath's engagement letter or similar arrangement with financial advisor.

        (f)    If either Party fails to pay when due any amount payable by such Party under Section 9.3(a), (b), (c) , (d) or (e), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

        (g)   The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3 (other than with respect to willful and material breach pursuant to Section 9.2), it being understood that in no event shall either Lpath or Buyer be required to pay fees or damages payable pursuant to this Section 9.3 (other than with respect to willful and material breach pursuant to Section 9.2) on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.11, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 10

MISCELLANEOUS PROVISIONS

        10.1    Non-Survival of Representations and Warranties.    The representations and warranties of Buyer, Merger Sub and Lpath contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article 10 shall survive the Effective Time.

        10.2    Amendment.    This Agreement may be amended with the approval of the respective Boards of Directors of Buyer, Merger Sub and Lpath at any time (whether before or after the approval of the Contemplated Transactions or issuance of shares of Lpath Common Stock in the Contemplated Transactions); provided, however, that after any such adoption and approval of this Agreement by Lpath's stockholders, no amendment shall be made which by law requires further approval of the Lpath stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer, Merger Sub and Lpath.

        10.3    Waiver.

        (a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

        (b)   No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

        10.4    Entire Agreement; Counterparts; Exchanges by Facsimile.    This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

        10.5    Applicable Law; Jurisdiction.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Parties irrevocably waives the right to trial by jury.

        10.6    Attorneys' Fees.    In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

        10.7    Assignability; No Third Party Beneficiaries.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party's rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties' prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        10.8    Notices.    Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

    if to Lpath or Merger Sub:

      Lpath, Inc.
      4025 Sorrento Valley Blvd.
      San Diego, CA 92121
      Telephone No.: (858) 678-0800
      Attention: Gary Atkinson, Chief Executive Officer

    With a copy to:

      Gunderson Dettmer LLP
      3570 Carmel Mountain Rd., Suite 20
      San Diego, California 92130
      Telephone: (858) 436-8000
      Fax: (877) 881-9192
      Attention: Jeff Thacker

    if to Buyer:

      Apollo Endosurgery, Inc.
      1120 S. Capital of Texas Highway
      Building 1, Suite 300
      Austin, Texas, 78746
      Telephone: (512) 279-5100
      Attention: Todd Newton, Chief Executive Officer

    with a copy to:

      Cooley LLP
      3175 Hanover Street
      Palo Alto, California 94304
      Telephone: (650) 843-5000
      Email: mweeks@cooley.com
      Attention: Mark Weeks

        10.9    Cooperation.    Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

        10.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

        10.11    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

        10.12    Construction.

        (a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

        (b)   The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

        (c)   As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

        (d)   Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

        (e)   The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

LPATH, INC.
By:	/s/ GARY ATKINSON
	Name:	Gary Atkinson
	Title:	Chief Executive Officer
LPATH MERGER SUB, INC.
By:	/s/ GARY ATKINSON
	Name:	Gary Atkinson
	Title:	Chief Executive Officer
APOLLO ENDOSURGERY, INC.
By:	/s/ TODD NEWTON
	Name:	Todd Newton
	Title:	Chief Executive Officer

Schedules:
Schedule A	Persons Executing Lpath Stockholder Support Agreements
Schedule B	Persons Executing Buyer Stockholder Support Agreements
Schedule C	Investor Agreements
Schedule D	Board of Directors Designees
Exhibits:
Exhibit A	Definitions
Exhibit B	Form of Lpath Stockholder Support Agreement
Exhibit C	Form of Buyer Stockholder Support Agreement
Exhibit D	Form of Securities Purchase Agreement
Exhibit E	Calculation of Total Consideration

EXHIBIT A

CERTAIN DEFINITIONS

        For purposes of the Agreement (including this Exhibit A):

        "2005 Plan" shall have the meaning set forth in Section 3.3(b).

        "Acquisition Inquiry" shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Buyer, on the one hand, or Lpath, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

        "Acquisition Proposal" shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Buyer or any of its Affiliates, on the one hand, or by or on behalf of Lpath or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

        "Acquisition Transaction" shall mean any transaction or series of transactions involving:

  •
  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries;"

  •
  any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

  •
  any liquidation or dissolution of a Party.

        "Affiliates" shall have the meaning for such term as used in Rule 145 under the Securities Act.

        "Agreement" shall have the meaning set forth in the Preamble.

        "Allocation Certificate" shall have the meaning set forth in Section 5.18.

        "Business Day" shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

        "Buyer" shall have the meaning set forth in the Preamble.

        "Buyer Affiliate" shall mean any Person that is (or at any relevant time was) under common control with Buyer within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

        "Buyer Associate" shall mean any current or former employee, independent contractor, officer or director of Buyer or any Buyer Affiliate.

        "Buyer Board of Directors" shall mean the board of directors of Buyer.

        "Buyer Board Recommendation" shall have the meaning set forth in Section 5.2(b).

        "Buyer Capital Stock" shall mean the Buyer Common Stock together with the Buyer Preferred Stock.

        "Buyer Common Stock" shall mean the common stock, $0.0001 par value, of Buyer.

        "Buyer Contract" shall mean any Contract: (a) to which Buyer or any of its Subsidiaries is a Party; (b) by which Buyer or any Buyer Subsidiary or any Buyer IP Rights or any other asset of Buyer or its Subsidiaries is or may become bound or under which Buyer or any Buyer Subsidiary has, or may become subject to, any obligation; or (c) under which Buyer or Buyer Subsidiary has or may acquire any right or interest.

        "Buyer Disclosure Schedule" shall have the meaning set forth in Article 2.

        "Buyer Employee Plan" shall have the meaning set forth in Section 2.13(c).

        "Buyer Financials" shall have the meaning set forth in Section 2.4(a).

        "Buyer IP Rights" shall mean all Intellectual Property owned, licensed or controlled by Buyer or any of its Subsidiaries that is necessary or used in the business of Buyer and its Subsidiaries as presently conducted.

        "Buyer IP Rights Agreement" shall mean any instrument or agreement governing, related or pertaining to any Buyer IP Rights.

        "Buyer Material Adverse Effect" shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Buyer Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Buyer and its Subsidiaries taken as a whole; or (b) the ability of Buyer to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Buyer Material Adverse Effect: (i) conditions generally affecting the industries in which Buyer and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Buyer and its Subsidiaries taken as a whole; (ii) any failure by Buyer or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute a Buyer Material Adverse Effect and may be taken into account in determining whether a Buyer Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) the resignation or termination of any officer or director; (v) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

        "Buyer Material Contract" shall have the meaning set forth in Section 2.9.

        "Buyer Options" shall mean options or other rights to purchase shares of Buyer Common Stock issued or granted by Buyer.

        "Buyer Permits" shall have the meaning set forth in Section 2.11(b).

        "Buyer Preferred Stock" shall mean the Series A Preferred Stock, $0.0001 par value per share, of Buyer, the Series B Preferred Stock, $0.0001 par value per share, of Buyer, the Series C Preferred Stock, $0.0001 par value per share, of Buyer.

        "Buyer Products" shall have the meaning set forth in Section 2.11(d).

        "Buyer Registered IP" shall mean all Buyer IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

        "Buyer Regulatory Permits" shall have the meaning set forth in Section 2.11(d).

        "Buyer Stock Certificate" shall have the meaning set forth in Section 1.6.

        "Buyer Stockholder Support Agreements" shall have the meaning set forth in the recitals.

        "Buyer Subsidiaries" shall have the meaning set forth in Section 2.1(a).

        "Buyer Termination Fee" shall have the meaning set forth in Section 9.3(b).

        A "Buyer Triggering Event" shall be deemed to have occurred if Buyer or any director, officer or agent of Buyer shall have willfully and intentionally breached the provisions set forth in Section 4.5, or Section 5.2 of the Agreement.

        "Buyer Unaudited Interim Balance Sheet" shall mean the unaudited consolidated balance sheet of Buyer and its consolidated Subsidiaries as of June 30, 2016, provided to Lpath prior to the date of this Agreement.

        "Buyer Warrants" shall have the meaning set forth in Section 2.3(c).

        "Capitalization Date" shall have the meaning set forth in Section 3.3(a).

        "Certificate of Merger" shall have the meaning set forth in Section 1.3.

        "Certifications" shall have the meaning set forth in Section 3.4(a).

        "Closing" shall have the meaning set forth in Section 1.3.

        "Closing Date" shall have the meaning set forth in Section 1.3.

        "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Concurrent Financing" means the sale by the Buyer of no less than $29,000,000 of equity securities of the Buyer to existing stockholders of the Buyer to occur after the date hereof and prior to the Closing and the term "Concurrent Financing Proceeds" means the proceeds received by Buyer in the Concurrent Financing.

        "Confidentiality Agreement" shall mean the Confidentiality Agreement dated July 21, 2016, between Buyer and Lpath.

        "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

        "Contemplated Transactions" shall mean the Merger, Reverse Split and the other transactions and actions contemplated by the Agreement.

        "Contract" shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

        "Cooley" shall mean Cooley LLP.

        "Corporate Name Change" shall have the meaning set forth in Section 1.4(b).

        "Costs" shall have the meaning set forth in Section 5.7(a).

        "D&O Indemnified Parties" shall have the meaning set forth in Section 5.7(a).

        "DGCL" shall mean the General Corporation Law of the State of Delaware.

        "Dissenting Shares" shall have the meaning set forth in Section 1.8(a).

        "Drug/Device Regulatory Agency" shall have the meaning set forth in Section 2.11(c).

        "Effect" shall mean any effect, change, event, circumstance, or development.

        "Effective Time" shall have the meaning set forth in Section 1.3.

        "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "End Date" shall have the meaning set forth in Section 9.1(b).

        "Entity" shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

        "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

        "Equity Incentive Plan" shall have the meaning set forth in Section 2.3(b).

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Exchange Agent" shall have the meaning set forth in Section 1.7(a).

        "Exchange Fund" shall have the meaning set forth in Section 1.7(a).

        "Exchange Ratio" shall mean, subject to Section 1.5(f), the quotient determined by dividing the Surviving Corporation Allocation Shares by the Buyer Outstanding Shares, where:

  •
  "Buyer Outstanding Shares" means the total number of shares of Buyer Capital Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Buyer Common Stock basis and assuming, without limitation, (i) the exercise of all Buyer Options and Buyer Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all of Buyer's outstanding convertible indebtedness and (iii) the issuance of shares of Buyer Capital Stock in respect of all other options, warrants or rights to receive such shares, including all shares of Buyer Capital Stock issuable as a dividend that have accrued as of the Effective Time, whether conditional or unconditional and including any options, warrants or rights triggered by or associated with the consummation of the Contemplated Transactions, including any Buyer capital stock issued in the Concurrent Financing.

  •
  "Lpath Allocation Percentage" means 4.2 percent, subject to a reduction of 0.1 percent in the aggregate if the Lpath Closing Financial Certificate provides that the Lpath Debt as of the Closing Date exceeds the Lpath Net Cash as of the Closing Date.

  •
  "Lpath Outstanding Shares" means the total number of shares of Lpath Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Lpath Common Stock basis, but assuming, without limitation, (i) the inclusion of all options, warrants or rights to receive such shares having an exercise price per share of Lpath Capital Stock equal to or less than $3.92, whether conditional or unconditional and including any options, warrants or rights triggered by or associated with the consummation of the Contemplated Transactions, but excluding all other options and warrants with an exercise price greater than $3.92, (ii) the inclusion of all restricted stock units of Lpath, whether conditional or unconditional, (iii) the inclusion of the Torreya Warrant, (iv) the inclusion of the Torreya Additional Warrant (if any) and (v) the inclusion of Shares of Lpath Common Stock issued after the date of this Agreement and prior to the Closing pursuant to Lpath's at-the-market facility.

  •
  "Surviving Corporation Allocation Shares" means an amount equal to (i) the quotient determined by dividing the Lpath Outstanding Shares by the Lpath Allocation Percentage less (ii) the Lpath Outstanding Shares.

        "Existing Buyer D&O Policies" shall have the meaning set forth in Section 2.15(b).

        "Existing Lpath D&O Policies" shall have the meaning set forth in Section 3.13(b).

        "FDA" shall have the meaning set forth in Section 2.11(c).

        "FDCA" shall have the meaning set forth in Section 2.11(c).

        "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Buyer registering the public offering and sale of Lpath Common Stock to some or all holders of Buyer Common Stock in the Contemplated Transactions, including all shares of Lpath Common Stock to be issued in exchange for all other shares of Buyer Common Stock in the Contemplated Transactions, as said registration statement may be amended prior to the time it is declared effective by the SEC.

        "GAAP" shall have the meaning set forth in Section 2.4(a).

        "Governmental Authority" shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body entitled to exercise similar powers or authority.

        "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

        "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

        "Grant Date" shall have the meaning set forth in Section 2.13(d).

        "Gunderson" shall mean Gunderson Dettmer LLP.

        "Hazardous Materials" shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

        "Intellectual Property" shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

        "Investor Agreements" shall have the meaning set forth in Section 5.17.

        "IRS" shall mean the United States Internal Revenue Service.

        "Key Employee" shall mean, with respect to Buyer or Lpath, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer.

        "Knowledge" means actual knowledge of the Key Employees after reasonable inquiry of such Key Employee's personal files and of the direct reports of such Key Employee charged with administrative or operational responsibility for such matters.

        "Laws" means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgements, awards or requirements, in each case of any Governmental Authority.

        "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

        "Legal Requirement" shall mean any federal, state, foreign, material local or municipal or other treaty, law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, code, ordinance, ruling or other requirement having the force of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

        "Liability" shall have the meaning set forth in Section 2.10.

        "Lpath" shall have the meaning set forth in the Preamble.

        "Lpath Affiliate" shall mean any Person that is (or at any relevant time was) under common control with Lpath within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

        "Lpath Associate" shall mean any current or former employee, independent contractor, officer or director of Lpath or any Lpath Affiliate.

        "Lpath Board of Directors" shall mean the board of directors of Lpath.

        "Lpath Board Recommendation" shall have the meaning set forth in Section 5.3(b).

        "Lpath Board Adverse Recommendation Change" shall have the meaning set forth in Section 5.3(c).

        "Lpath Capital Stock" shall mean the Lpath Common Stock and the preferred stock of Lpath.

        "Lpath Closing Financial Certificate" means a certificate executed by the Chief Executive Officer of Lpath, on behalf of Lpath and not in his personal capacity, dated as of the Closing Date, certifying (A) (i) an itemized list of each element of Lpath's consolidated current assets and (ii) an itemized list of each element of Lpath's consolidated total current liabilities, (B) the amount of Lpath Transaction Expenses incurred but unpaid as of the Closing Date (including an itemized list of each Transaction Expense and the Person to whom such expense is owed), and (C) the amount of Lpath Debt as of the Closing Date (including an itemized list of each Lpath Debt and the Person to whom such Lpath Debt is owed). The Lpath Closing Financial Certificate shall include a representation of Lpath, certified by the Chief Executive Officer of Lpath, that (1) such certificate includes an accurate and correct accounting and calculation of (i) all of the Lpath Transaction Expenses paid or payable at any time prior to, at or following the Closing Date, and (ii) all of the Lpath Debt outstanding as of the Closing Date, and (2) the Lpath Net Cash is greater than or equal to the amount of Lpath Debt as of the Closing Date; provided, however, the Chief Executive Officer may certify in the Lpath Closing Financial Certificate that the Lpath Debt as of the Closing Date exceeds the Lpath Net Cash as of the Closing Date by up to $250,000 in the aggregate, and if Lpath Debt as of the Closing Date exceeds the Lpath Net Cash as of the Closing Date, the Lpath Allocation Percentage shall be reduced by 0.1 percent in the aggregate.

        "Lpath Common Stock" shall mean the Common Stock, $0.001 par value per share, of Lpath.

        "Lpath Contract" shall mean any Contract: (a) to which Lpath or any of its Subsidiaries is a party; (b) by which Lpath or any of its Subsidiaries or any Lpath IP Rights or any other asset of Lpath or any of its Subsidiaries is or may become bound or under which Lpath has, or may become subject to, any obligation; or (c) under which Lpath or any of its Subsidiaries has or may acquire any right or interest.

        "Lpath Debt" means all indebtedness, commitments, loans, advances, debts, liabilities and obligations, or payables however arising of Lpath and its Subsidiaries for cash, borrowed money, services or securities of any kind, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, absolute or contingent, due or to become due, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by Lpath or its Subsidiaries in connection with the termination or prepayment in full of any Lpath Debt at or prior to the Closing), if any, measured as of the Closing or that may become due after the Closing, and including, without limitation, (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of Lpath, (iii) any indebtedness for the deferred purchase price of property with respect to which Lpath is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of Lpath's equityholders or Lpath's vendors, customers or third parties, and (ix) any Liability of other Persons of the type described in the preceding clauses (i)-(viii) that Lpath has guaranteed, that is recourse to Lpath or any of its assets, or that is otherwise the legal Liability of Lpath. Notwithstanding the foregoing, in no case shall Lpath Debt include any costs or expenses, including attorney's fees or settlement costs, incurred in connection with (i) any potential or actual securityholder litigation arising or resulting from this Agreement, the Merger or the Contemplated Transactions and that may be brought in connection with or on behalf of any Lpath securityholder's interest in Lpath Capital Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy), (ii) any Dissenting Shares, or (iii) current liabilities included in the calculation of Lpath Net Cash.

        "Lpath Disclosure Schedule" shall have the meaning set forth in Article 3.

        "Lpath Employee Plan" shall have the meaning set forth in Section 3.11(c).

        "Lpath IP Rights" shall have the meaning set forth in Section 3.6(a).

        "Lpath IP Rights Agreement" shall mean any instrument or agreement governing, related or pertaining to any Lpath IP Rights.

        "Lpath Material Adverse Effect" shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Lpath Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Lpath and its Subsidiaries taken as a whole; or (b) the ability of Lpath to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) an Lpath Material Adverse Effect: (i) conditions generally affecting the industries in which Lpath and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Lpath and its Subsidiaries taken as a whole; (ii) any failure by Lpath or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute an Lpath Material Adverse Effect and may be taken into account in determining whether an Lpath Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) the resignation or termination of any officer or director; (v) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

        "Lpath Material Contract" shall have the meaning set forth in Section 3.7.

        "Lpath Net Cash" shall mean shall mean (a) the sum of Lpath's cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible), and deposits (to the extent refundable to Lpath), in each case as of the close of business on the last Business Day prior to the date of determination, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Lpath's most recent audited financial statements and the Lpath Unaudited Interim Balance Sheet, minus (b) any bona fide current liabilities payable in cash, including Lpath's accounts payable and accrued expenses (other than accrued expenses listed below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Lpath's most recent audited financial statements and the Lpath Unaudited Interim Balance Sheet, minus (c) any remaining unpaid Lpath Transaction Expenses (including any attorney's, accountant's, financial advisor's or finder's fees) as of such date for which Lpath or any of its Subsidiaries is liable incurred by Lpath or any of its Subsidiaries in connection with this Agreement and the Contemplated Transactions or otherwise, minus (d) the net cash obligation of Lpath (i.e., remaining contractual payments owed less contractual receipts expected) with respect to its leased premises at 4025 Sorrento Valley Blvd, in San Diego. Notwithstanding the foregoing, in no case shall Lpath Net Cash be reduced for any costs or expenses, including attorney's fees or settlement costs, incurred in connection with (i) any potential or actual securityholder litigation arising or resulting from this Agreement, the Merger or the Contemplated Transactions and that may be brought in connection with or on behalf of any Lpath securityholder's interest in Lpath Capital Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy) or (ii) any Dissenting Shares. For purposes of clarity, any liabilities or obligations included in the calculation of the Lpath Debt as of the Closing Date shall not also reduce the calculation of Lpath Net Cash as of the Closing Date.

        "Lpath Options" shall mean options or other rights to purchase shares of Lpath Common Stock issued or granted by Lpath.

        "Lpath Permits" shall have the meaning set forth in Section 3.9(b).

        "Lpath Product Candidates" shall have the meaning set forth in Section 3.9(d).

        "Lpath Registered IP" shall mean all Lpath IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

        "Lpath Regulatory Permits" shall have the meaning set forth in Section 3.9(d).

        "Lpath SEC Documents" shall have the meaning set forth in Section 3.4(a).

        "Lpath Stockholder Support Agreements" shall have the meaning set forth in the recitals.

        "Lpath Stockholders' Meeting" shall have the meaning set forth in Section 5.3(a).

        "Lpath Subsidiaries" means any Subsidiaries of Lpath.

        "Lpath Termination Fee" shall have the meaning set forth in Section 9.3(c).

        "Lpath Transaction Expenses" means all fees and expenses incurred by Lpath in connection with the Contemplated Transactions and this Agreement and the transactions contemplated by this Agreement whether or not billed or accrued, including (i) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants and other advisors of Lpath and its Subsidiaries notwithstanding any contingencies for earnouts or escrows, (ii) the cash cost of any unpaid change of control payments or severance, bonus or other payments that are or become due to any current or former employee, consultant or advisor of Lpath, (iii) the cash cost of any accrued and unpaid retention payments due to any employee of Lpath as of the Closing Date, and (iv) any unpaid amounts payable by Lpath in satisfaction of its obligations under Section 5.7(c) for the period after the Closing.

        An "Lpath Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Lpath shall have failed to recommend that Lpath's stockholders vote to approve the Contemplated Transactions, the issuance of Lpath Common Stock and the Reverse Split or shall for any reason have withdrawn or shall have modified in a manner adverse to Buyer the Lpath Board Recommendation, including pursuant to an Lpath Board Adverse Recommendation Change; (ii) Lpath shall have failed to include in the Proxy Statement the Lpath Board Recommendation; (iii) Lpath shall have failed to hold the Lpath Stockholders' Meeting within forty five (45) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such forty five (45) day period shall be tolled for the earlier of forty five (45) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the Board of Directors of Lpath shall have approved, endorsed or recommended any Acquisition Proposal; (v) Lpath shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (vi) Lpath or any director, officer or agent of Lpath shall have willfully and intentionally breached the provisions set forth in Section 4.5.

        "Lpath Unaudited Interim Balance Sheet" shall mean the unaudited consolidated balance sheet of Lpath included in Lpath's Report on Form 10-Q filed with the SEC for the period ended March 31, 2016.

        "Lpath Warrants" shall have the meaning set forth in Section 3.3(c).

        "Merger" shall have the meaning set forth in the Recitals.

        "Merger Sub" shall have the meaning set forth in the Preamble.

        "Multiemployer Plan" shall mean (A) a "multiemployer plan," as defined in Section 3(37) or 4001(a)(3) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

        "Multiple Employer Plan" shall mean (A) a "multiple employer plan" within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

        "Nasdaq Listing Application" shall have the meaning set forth in Section 5.10.

        "Ordinary Course of Business" shall mean, in the case of each of Buyer and Lpath and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party; provided, however, that the Ordinary Course of Business for Lpath shall also include activities in connection with potentially winding down of all its historical clinical development programs and related operations; provided, further, that the Ordinary Course of Business for Lpath shall also include raising funds through the issuance of Lpath Common Stock pursuant to its at-the-market facility following the filing of the Form S-4 Registration Statement for the Merger and the Contemplated Transactions.

        "Party" or "Parties" shall mean Buyer, Merger Sub and Lpath.

        "Permitted Alternative Agreement" shall have the meaning set forth in Section 9.1(i).

        "Person" shall mean any individual, Entity or Governmental Body.

        "Post-Closing Outstanding Shares" shall mean the total number of Lpath Outstanding Shares plus the Buyer Transaction Shares as determined immediately following the Closing.

        "Pre-Closing Period" shall have the meaning set forth in Section 4.1.

        "Preferred Stock Conversion" shall have the meaning set forth in Section 7.7.

        "Prior Plan" shall have the meaning set forth in Section 2.3(b).

        "Proxy Statement" shall mean the proxy statement in connection with the approval of this Agreement and the Contemplated Transactions to be sent to Lpath's stockholders in connection with the Lpath Stockholders' Meeting.

        "Representatives" shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

        "Required Buyer Stockholder Vote" shall have the meaning set forth in Section 2.18.

        "Required Lpath Stockholder Vote" shall have the meaning set forth in Section 3.16.

        "Reverse Split" shall have the meaning set forth in Section 5.16.

        "Sarbanes-Oxley Act" shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

        "SEC" shall mean the United States Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended.

        "Securities Purchase Agreement" means the Securities Purchase Agreement among Buyer and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Buyer Common Stock set forth therein in connection with the Concurrent Financing.

        "Subsequent Transaction" shall mean any Acquisition Transaction that results or would result in any third party beneficially owning securities of a Party representing more than fifty percent (50%) of the voting power of the outstanding securities of a Party or owning or exclusively licensing tangible or intangible assets representing more than fifty percent (50%) of the fair market value of the income-generating assets of a Party and its Subsidiaries, taken as a whole.

        An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

        "Superior Offer" shall mean a bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party's stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party's capital stock or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that (in each case of the foregoing clauses "(i)" and "(ii)"): (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement (including Section 4.5); and (b) is on terms and conditions that the Board of Directors of Buyer or Lpath, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any: (x) is reasonably likely to be more favorable, from a financial point of view, to Lpath's or Buyer's stockholders, as applicable, than the terms of the Contemplated Transactions; and (y) is reasonably capable of being consummated.

        "Surviving Corporation" shall have the meaning set forth in Section 1.1.

        "Tax" shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

        "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

        "Third Party Expenses" shall mean all reasonable fees and expenses incurred by Buyer or Lpath, as applicable, in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby.

        "Torreya Warrant" shall mean the warrant issuable by Lpath to Torreya Capital in connection with the Closing, equal to 5.0% of the Total Consideration, where "Total Consideration" means the aggregate value of the capital stock of Lpath that is retained by the holders of Lpath capital stock immediately prior to the Effective Time, as set forth on Exhibit E.

        "Torreya Additional Warrant" shall mean a warrant to acquire shares of Lpath Common Stock that Lpath may elect to issue to Torreya Capital prior to the Closing in lieu of the payment of some or all of the cash fees Lpath would be otherwise required to pay Torreya Capital at the Closing for its services to Lpath, as set forth on Exhibit E.

        "Treasury Regulations" shall mean the United States Treasury regulations promulgated under the Code.

ANNEX B

555 Madison Avenue, Suite 1201
New York, NY 10022
(212) 257-5801

CONFIDENTIAL

September 07, 2016

Board of Directors
Lpath, Inc.
4025 Sorrento Valley Blvd,
San Diego,
CA 92121

Dear Directors:

        You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to Lpath, Inc. ("Lpath" or the "Company") of the Exchange Ratio (as defined below and subject to any adjustments as described in the Agreement) pursuant to the terms of the Agreement and Plan of Merger (the "Agreement") with Apollo Endosurgery, Inc. ("Apollo").

        As more specifically set forth in the Agreement, Lpath intends to acquire all of the outstanding equity of Apollo (the "Transaction") in exchange for the issuance of common stock of the Company representing approximately 95.8% of the outstanding common stock of Lpath following the Transaction as defined in the Agreement (the "Exchange Ratio"). As a result of the Transaction, Apollo will become a wholly-owned subsidiary of the Company. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        Torreya Capital ("we" or "Torreya"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Torreya Capital is a Division of the Financial West Group.

        We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company (the "Engagement Letter"), dated as of September 17, 2015. We will also receive a fee from the Company for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

        In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

  •
  Our experience from discussing with a number of other potential counterparties a Strategic Transaction (as defined in our Engagement Letter) with Lpath, including any non-binding proposals made by such counterparties focusing on those that we believe could be reasonable alternatives to the Agreement with Apollo

  •
  A draft of the Agreement dated September 6th, 2016;

  •
  Certain publicly available financial and other information for Lpath and certain other relevant financial and operating data furnished to Torreya by Lpath management;

  •
  Certain publicly available information for Apollo and certain other relevant financial and operating data furnished to Torreya by Apollo management and Piper Jaffray via Lpath;

  •
  Certain internal financial analyses, reports and other information concerning Apollo prepared by the management of Apollo and certain financial forecasts concerning Apollo prepared by the management of Apollo and Piper Jaffray ("Apollo Forecast");

  •
  Certain stock market data of Lpath and certain publicly traded companies Torreya deemed relevant;

  •
  Certain financial terms and metrics of the Transaction (as defined in the Agreement) as compared to the financial terms of certain selected business combinations Torreya deemed relevant, including, to the extent available, selected business combinations; and

  •
  Such other information, financial studies, academic reports, analyst reports, market research, and such other factors that we deemed relevant for the purposes of this Opinion.

        In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of Company management as to the existing products and services of the Company and Apollo and the validity of, and risks associated with, the future products and services of the Company and Apollo (including without limitation, the marketing of such products, the receipt and maintenance of all necessary approvals for the marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products). In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Apollo. We have, with your consent, assumed that the Apollo Forecast was reasonably prepared by the management of Apollo on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Apollo, and such projections provide a reasonable basis for our Opinion. We have also assumed that Apollo's issuance of $29,000,000 in equity and the conversion of outstanding convertible debt and preferred stock will be consummated prior to the closing of the Transaction in accordance with the terms of the Agreement. We express no opinion as to the Apollo Forecast or the assumptions on which they were made. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We expressly disclaim any undertaking or obligations to advise any person of any change in any fact of matter affecting our Opinion of which we become aware after the date hereof.

        We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Agreement have been comprised solely of rendering an opinion from a financial point of view with respect to the Consideration. We express no view as to any other aspect or implication of the Agreement or any other agreement, arrangement or understanding entered into in connection with the Agreement or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

        For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Agreement.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any proxy statement to be provided to the Company's stockholders in connection with the Transaction. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Agreement or to take any other action in connection with the Agreement or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to enter into the Agreement or the relative merits of the transactions contemplated by the Agreement as compared to other business strategies or transactions that might be available to the Company. Furthermore, we express no view as to the price or trading range for shares of the common stock of the Company following the execution of the Agreement or the consummation of the transactions contemplated by the Agreement.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio in connection with the Transaction, as provided in the Agreement is fair, from a financial point of view.

Very truly yours,

Tim C. Opler,
Ph.D.
 Representative
Torreya Capital

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF LPATH, INC.,
a Delaware Corporation

        ARTICLE FIRST:    The name by which the corporation is to be known is Lpath, Inc. (the "Corporation").

        ARTICLE SECOND:    The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover 19904, County of Kent. The name of the registered agent at such address is National Registered Agents, Inc.

        ARTICLE THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware, as it may be amended from time to time.

        ARTICLE FOURTH:

        A.    The total number of shares of all classes of stock which the Corporation shall have authority to issue is 115,000,000 shares consisting of: (i) 100,000,000 shares of Common Stock, with a par value of $0.001 per share (the "Common Stock") and (ii) 15,000,000 shares of Preferred Stock, with a par value of $0.001 per share (the "Preferred Stock").

        Immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each five and one half (5 1/2) shares of the Corporation's Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one (1) share of the Corporation's Common Stock. The aforementioned reclassification shall be referred to collectively as the "Reverse Split."

        The Reverse Split shall occur without any further action on the part of the Corporation or the holder thereof and whether or not certificates representing such holder's shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractional shares to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment (rounded to the nearest whole cent), without interest, in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation's Common Stock as reported on The NASDAQ Capital Market (or such other NASDAQ market on which the Corporation's common stock then trades) on the date of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

        B.    The designations, preferences, privileges, rights and voting powers and any limitations, restrictions or qualifications thereof, of the shares of each class are as follows:

            (i)  The holders of outstanding shares of Common Stock shall have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Corporation, except as may be provided in this Certificate of Incorporation, in a Preferred Stock Designation (as hereinafter defined), or as required by law.

           (ii)  The Preferred Stock may be issued from time to time in one or more series. The Board of Directors (or any committee to which it may duly delegate the authority granted in this Section (b) of Article Fourth) is hereby empowered to authorize the issuance from time to time of shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine, and by filing a certificate pursuant to applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation") as it presently exists or may hereafter be amended to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following: (a) the designation of the series, which may be by distinguishing number, letter or title; (b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding); (c) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative; (d) dates at which dividends, if any, shall be payable; (e) the redemption rights and price or prices, if any, for shares of the series; (f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (h) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (i) restrictions on the issuance of shares of the same series or of any other class or series; and (j) the voting rights, if any, of the holders of shares of the series.

        ARTICLE FIFTH:

        A.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

        B.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

        C.    Any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of stockholders of the Corporation. In addition, subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders may be taken without a meeting by written consent in accordance with the requirements set forth in the Corporation's Bylaws.

        D.    Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, special meetings of stockholders for the transaction of such business as may properly come before the meeting may only be called by order of: (i) the Chairman of the Board of Directors, (ii) the Board of Directors (pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies), (iii) the Chief Executive Officer of the Corporation or (iv) the stockholders of the Corporation in accordance with the requirements set forth in the Corporation's Bylaws, and shall be held at such date and time, within or without the State of Delaware, as may be specified by such order. If such order fails to fix such place, the meeting shall be held at the principal executive offices of the Corporation.

        ARTICLE SIXTH:

        A.    The total number of directors that the Corporation shall be fixed from time to time exclusively by action of the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, one of whom may be selected by the Board of Directors to be its Chairman.

        B.    Subject to the rights of the holders of any series of Preferred Stock then outstanding, all directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

        C.    Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, incapacity, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only in accordance with the requirements of the Corporation's Bylaws. The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

        D.    Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, a director or directors of the Corporation may only be removed in accordance with the requirements of the Corporation's Bylaws. Vacancies in the Board of Directors resulting from such removal shall be filled in accordance with the requirements of the Corporation's Bylaws.

        ARTICLE SEVENTH:    In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the Bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal the Bylaws under applicable law as it presently exists or may hereafter be amended. Any adoption, amendment, alteration or repeal of the Bylaws of the Corporation by the stockholders shall require, in addition to any vote of the holders of any class or series of stock of the Corporation required by law, by this Certificate of Incorporation or by the Bylaws as then in effect, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote on such action.

        ARTICLE EIGHTH:

        A.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person (a "Covered Person") who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (a "proceeding"), by reason of the fact that such Covered Person, or a person for whom he or she is the legal representative, is or was, at any time during which this Section A of Article Eighth is in effect (whether or not such Covered Person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation, or has or had agreed to become a director of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, against all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) and expenses (including attorneys' fees), actually and reasonably incurred by such Covered Person in connection with such proceeding to the fullest extent permitted by law, and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided however, that, except as provided in Section B of this Article Eighth, the Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section A of Article Eighth and such rights as may be conferred in the Bylaws of the Corporation shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred by a Covered Person in defending any such proceeding in advance of its final disposition, in accordance with the Bylaws of the Corporation. The rights conferred upon Covered Persons in this Section A of Article Eighth shall be contract rights that vest at the time of such person's service to or at the request of the Corporation and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same (or lesser) scope and effect as the foregoing indemnification of directors and officers.

        B.    In accordance with the Bylaws of the Corporation, if a claim for indemnification under Section A of this Article Eighth is not paid in full within sixty (60) days after a written claim has been received by the Corporation, the Covered Person making such claim may at any time thereafter file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.

        C.    In accordance with the Bylaws of the Corporation, the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred any Covered Person by Section A of this Article Eighth (i) shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a Covered Person's service occurring prior to the date of such termination.

        ARTICLE NINTH:    The Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director, officer, employee or agent of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability, expense or loss under the provisions of the Bylaws of the Corporation or the General Corporation Law of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such person.

        ARTICLE TENTH:    The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in any manner now or hereafter permitted by the laws of the State of Delaware and all rights of the stockholders of the Corporation are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law, by this Certificate of Incorporation or by a Preferred Stock Designation, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote on such action shall be required to amend these Certificate of Incorporation; provided, further, that Sections C and D of Article Fifth, Sections A, C and D of Article Sixth, Article Eighth, Article Ninth and Article Tenth of this Certificate of Incorporation may not be amended by the stockholders of the Corporation without the affirmative vote of the stockholders holding no less than 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote on such action.

[Signature Page Follows]

        IN WITNESS WHEREOF, this Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its Interim Chief Executive Officer and Chief Financial Officer as of [                ], 2016.

Gary J.G. Atkinson Interim Chief Executive Officer and Chief Financial Officer

ANNEX E

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LPATH, INC.

        Lpath, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that:

          1.     The name of the Corporation is Lpath, Inc.

          2.     The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on July 17, 2014.

          3.     The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141, 242 and 245 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

    Article First of the Corporation's Amended and Restated Certificate of Incorporation is amended and restated to read in its entirety as follows:

        I.

    "ARTICLE FIRST: The name by which the corporation is to be known is Apollo Endosurgery, Inc. (the "Corporation")."

          4.     The foregoing Certificate of Amendment has been duly adopted by the Company's Board of Directors in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

E-1

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of [                ], 2016.

LPATH, INC.

By:	Gary J.G. Atkinson Interim Chief Executive Officer and Chief Financial Officer

E-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        The Lpath amended and restated certificate of incorporation and bylaws provide that Lpath shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Lpath or is or was serving at the request of Lpath.

        Lpath entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

        Lpath has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Lpath against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusion.

        Pursuant to the terms of the Merger Agreement, for six years from the effective time of the merger, Lpath must indemnify each individual who is at the effective date of the merger a director or officer of Lpath against claims, costs and damages incurred as a result of such director or officer serving as a director or officer of Lpath, to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of such claims, provided that such person provides an undertaking required by applicable law to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. Lpath must also purchase an insurance policy, effective as of the closing of the merger, on terms and conditions and with coverage limits customary for public companies similarly situated to Lpath and Apollo must maintain, for six years following the closing of the merger, the current directors' and officers' liability insurance policies maintained by Apollo prior to the closing of the merger.

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibit Index

        A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)
Financial Statements

        The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.    Undertakings

        (a)   The undersigned registrant hereby undertakes as follows:

          (1)   That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (4)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, State of California, on the 14th day of November, 2016.

Lpath, Inc.
By:	/s/ GARY J.G. ATKINSON Gary J. G. Atkinson Interim Chief Executive Officer and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ GARY J.G. ATKINSON Gary J. G. Atkinson		Interim Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial and Accounting Officer)	November 14, 2016
* Charles A. Mathews		Director	November 14, 2016
* Donald R. Swortwood		Director	November 14, 2016
* Daniel L. Kisner, M.D.		Director	November 14, 2016
* Jeffrey Ferrell		Director	November 14, 2016
* Daniel Petree		Director	November 14, 2016
*By:	/s/ GARY J.G. ATKINSON Gary J.G. Atkinson, as Attorney-in-Fact

EXHIBIT INDEX

			Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
2.1	*	Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among Lpath, Inc., Lpath Merger Sub, Inc., and Apollo Endosurgery, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2		Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc.	Form 8-K	000-50344	2.1	March 22, 2004

2.3		Plan of Conversion, dated July 17, 2014, of Lpath, Inc.	Form 8-K	001-35706	2.1	July 21, 2014

2.4	*	Form of Support Agreement between Lpath, Inc. and certain stockholders of Apollo Endosurgery, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.5	*	Form of Support Agreement between Apollo Endosurgery, Inc. and certain stockholders of Lpath, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1		Certificate of Incorporation of Lpath, Inc.	Form 8-K	001-35706	3.3	July 21, 2014

3.2		Amended and Restated Bylaws of Lpath, Inc.	Form 8-K	001-35706	3.1	September 8, 2016

3.3		Articles of Conversion, as filed with the Secretary of State of the State of Nevada on July 17, 2014	Form 8-K	001-35706	3.1	July 21, 2014

			Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
3.4		Certificate of Conversion, as filed with the Secretary of State of the State of Delaware on July 17, 2014	Form 8-K	001-35706	3.2	July 21, 2014

4.1		Specimen Common Stock certificate of Lpath, Inc.	Form 8-K	001-35706	4.1	July 21, 2014

4.2		Form of Common Stock Purchase Warrant for Investors in the Units.	Form 8-K	000-50344	4.1	March 6, 2012

4.3		Form of Common Stock Purchase Warrant for Placement Agents of the Units.	Form 8-K	000-50344	4.2	March 6, 2012

4.4		Form of Warrant for Griffin Securities, Inc.	Form 8-K	000-50344	4.3	March 6, 2012

4.5		Form of Warrant Issued to Investors in the September 2014 Offering.	Form 8-K	001-35706	4.1	September 22, 2014

4.6		Form of Warrant issued to Maxim Group LLC in the September 2014 Offering.	Form 8-K	001-35706	4.2	September 22, 2014

4.7		Form of Warrant issued for Torreya Capital.	Form S-4	333-214059	4.7	October 11, 2016

4.8		Apollo Common Stock Purchase Warrant issued to Athyrium Opportunities II Acquisition LP dated February 27, 2015.	Form S-4	333-214059	4.8	October 11, 2016

4.9		Third Amended and Restated Investors' Rights Agreement, dated as of September 8, 2016 by and among Apollo Endosurgery, Inc. and the investors listed on Exhibit A thereto.	Form S-4	333-214059	4.9	October 11, 2016

5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP regarding the validity of the securities.

8.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP regarding tax matters.

			Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
8.2	*	Opinion of Cooley LLP regarding tax matters.

10.1	#	Apollo Endosurgery, Inc. 2006 Stock Option Plan and forms of agreements relating thereto.	Form S-4	333-214059	10.1	October 11, 2016

10.2	#	Apollo Endosurgery, Inc. 2016 Equity Incentive Plan and forms of agreements relating thereto.	Form S-4	333-214059	10.2	October 11, 2016

10.3		Credit Agreement, dated February 27, 2015, by and among the Company, Athyrium Opportunities II Acquisition LP, as administrative agent, the guarantors party thereto, and the other lenders from time to time party thereto, as amended or supplemented on May 8, 2015, July 29, 2015, March 8, 2016 and October 10, 2016, together with the Exhibits, Schedules and Annexes thereto.	Form S-4	333-214059	10.3	October 11, 2016

10.4		Lease dated May 31, 2011 between Sorrento Science Park, LLC and Lpath, Inc. for 4025 Sorrento Valley Blvd. San Diego, California 92121.	Form 8-K	000-50344	10.1	June 3, 2011

10.5		Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (portions of this exhibit have been omitted pursuant to a request for confidential treatment).	Form 8-K/A	000-50344	10.4	January 9, 2006

10.6	#	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan.	Schedule 14-A	001-35706	Appendix A	April 27, 2015

10.7		Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc.	Form 10-KSB	000-50344	10.8	March 16, 2006

			Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
10.8	#	Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006.	Form 8-K	000-50344	99.2	March 29, 2006

10.9		Form of Indemnification Agreement for directors and officers.	Form 8-K	001-35706	10.1	July 21, 2014

10.10		At-The-Market Issuance Sales Agreement, dated as of March 18, 2014 by and between MLV & Co. LLC and Lpath, Inc.	Form 10-K	001-35706	10.25	March 18, 2014

10.11	#	First Amendment to Employment Agreement, between Lpath, Inc. and Gary Atkinson, entered into as of March 17, 2014.	Form 10-K	001-35706	10.26	March 18, 2014

10.12	#	Form of Option Agreement, between the Lpath, Inc. and its officers and directors.	Form 10-K	001-35706	10.27	March 18, 2014

10.13	#	Employment Agreement, dated as of April 15, 2013 by and between Lpath, Inc. and Gary Woodnutt Ph.D.	Form 10-K	001-35706	10.29	March 18, 2014

10.14		Securities Purchase Agreement, dated September 19, 2014, between Lpath, Inc. and investors in the September 2014 Offering.	Form 8-K	001-35706	10.1	September 22, 2014

10.15		Form of Registration Rights Agreement between Lpath, Inc. and investors in the September 2014 Offering.	Form 8-K	001-35706	10.2	September 22, 2014

10.16	#	Employment Agreement, dated June 1, 2006 (effective September 1, 2005), as amended September 16, 2007, July 1, 2014 and May 19, 2016, between Apollo Endosurgery, Inc. and Dennis McWilliams.	Form S-4	333-214059	10.16	October 11, 2016

			Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
10.17	#	Employment Agreement, dated June 1, 2014, as amended May 19, 2016, between Apollo Endosurgery, Inc. and Todd Newton.	Form S-4	333-214059	10.17	October 11, 2016

10.18	#	Offer Letter, dated November 19, 2014, between Apollo Endosurgery, Inc. and Bret Schwartzhoff.	Form S-4	333-214059	10.18	October 11, 2016

10.19		Office Lease Agreement, dated as of July 16, 2012, between Apollo Endosurgery, Inc., as Tenant, and Aslan IV Austin, LLC as Landlord, subsequently assigned to DPF Cityview LP.	Form S-4	333-214059	10.19	October 11, 2016

10.20		Lease Agreement, dated August 7, 2014, between Apollo Endosurgery Costa Rica Sociedad de Responsabilidad Limitada and Zona Franca Coyol, S.A.	Form S-4	333-214059	10.20	October 11, 2016

10.21	††*	Intellectual Property Assignment Agreement, dated November 4, 2009, by and between Apollo Endosurgery, Inc., Olympus Corporation, the University of Texas Medical Branch, the Johns Hopkins University, the Mayo Foundation for Medical Education and Research, the Medical University of South Carolina Foundation for Research Development and the Chinese University of Hong Kong.

10.22	#	Separation Agreement, dated as of October 14, 2016, by and between Gary Woodnutt, Ph.D. and Lpath, Inc.	Form 8-K	001-35706	10.1	October 14, 2016

21.1		List of Subsidiaries.	Form S-4	333-214059	21.1	October 11, 2016

Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
23.1	*	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm to Lpath, Inc.

23.2	*	Consent of KPMG LLP, Independent Auditors to Apollo Endosurgery, Inc.
23.3	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (included in Exhibit 5.1 hereto).

23.4	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (included in Exhibit 8.1 hereto).

23.5	*	Consent of Cooley LLP (included in Exhibit 8.2 hereto).

24.1		Power of attorney (included on the signature page to this Registration Statement filed on Form S-4 on October 11, 2016).

99.1	+	Form of Proxy Card for the Lpath, Inc. Special Meeting of Stockholders.

99.2	*	Opinion of Torreya Partners LLC, financial advisor to Lpath, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3	*	Consent of Torreya Partners LLC, financial advisor to Lpath, Inc. (included in Exhibit 99.2 hereto)

Incorporated by Reference
Exhibit Number		Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
99.4	*	Proposed Amended and Restated Certificate of Incorporation of Lpath, Inc. (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.5	*	Proposed Amendment to the Amended and Restated Certificate of Incorporation of Lpath, Inc. (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.6	+	Consent of Rick Anderson to be named as director.

99.7	+	Consent of Matthew S. Crawford to be named as director.

99.8	+	Consent of John W. Creecy to be named as director.

99.9	+	Consent of William D. McClellan, Jr. to be named as director.

99.10	+	Consent of R. Kent McGaughy, Jr. to be named as director.

99.11	+	Consent of Richard J. Meelia to be named as director.

99.12	+	Consent of Todd Newton to be named as director.

99.13	+	Consent of Jack B. Nielsen to be named as director.

99.14	+	Consent of Bruce Robertson, PhD to be named as director.

		Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date
101	The following materials from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2015 and the Registrant's Quarterly Report on Form 10-Q for the quarter ending June 30, 2016, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Condensed Consolidated Balance Sheets at June 30, 2016 and December 31, 2015, (ii) Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2015 and 2016, (iii) Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2015 and 2016 and (iv) Notes to Condensed Consolidated Financial Statements.	Form S-4	333-214059	101	October 11, 2016

*
Filed herewith.

#
Indicates a management contract or compensatory plan, contract or arrangement.

†
Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

+
To be filed by amendment.

††
Confidential treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act. The omitted information has been filed separately with the Securities and Exchange Commission.